As filed with the Securities and Exchange Commission on January 19, 2023

Registration No. 333-268184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DIGITAL HEALTH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	6770	86-2970927
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Digital Health Acquisition Corp.

980 N Federal Hwy #304

Boca Raton, FL 33432

Tel: (561) 672-7068

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott Wolf

Chief Executive Officer

Digital Health Acquisition Corp.

980 N Federal Hwy #304

Boca Raton, FL 33432

Tel: (561) 672-7068

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Thomas Poletti, Esq. Veronica Lah, Esq. Manatt, Phelps & Philips, LLP 695 Town Center Dr. Costa Mesa, CA 92626 Telephone: (714) 371-2500	Ali Panjwani, Esq. John Crowe, Esq. Pryor Cashman LLP 7 Times Sq., 40th Floor New York, NY 10036 Telephone: (212) 421-1400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus/consent solicitation have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (“Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus/consent solicitation is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The preliminary proxy statement/prospectus/consent solicitation is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION SUBJECT TO COMPLETION, DATED JANUARY 19, 2023

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

You are cordially invited to attend the special meeting of the stockholders (the “Meeting”) of Digital Health Acquisition Corp. (“DHAC”), which will be held at 9:30 a.m., Eastern time, on [•], 2023. The Board of Directors has determined to convene and conduct the Meeting in a virtual meeting format at www.virtualshareholdermeeting.com/DHAC2023SM. Stockholders will NOT be able to attend the Meeting in-person. This proxy statement/prospectus/consent solicitation includes instructions on how to access the virtual Meeting and how to listen, vote, and submit questions from home or any remote location with Internet connectivity.

DHAC is a Delaware blank check company established for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business transaction with one or more businesses or entities, which we refer to as a “target business.” Holders of DHAC common stock will be asked to approve, among other things, the Second Amended and Restated Business Combination Agreement, dated as of October 6, 2022, as amended by the First Amendment dated November 3, 2022 (as may be further amended and restated, the “Business Combination Agreement”), by and among DHAC, DHAC Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of DHAC (“Merger Sub I”), DHAC Merger Sub II, Inc., a Texas corporation and wholly owned subsidiary of DHAC (“Merger Sub II”), VSee Lab, Inc., a Delaware corporation (“VSee”), and iDoc Virtual Telehealth Solutions, Inc., a Texas corporation (“iDoc”), and the other related proposals.

Upon the closing (the “Closing”) of the transactions contemplated in the Business Combination Agreement, Merger Sub I will merge with and into VSee (the “VSee Merger”), with VSee surviving the VSee merger as a wholly owned subsidiary of DHAC, and Merger Sub II will merge with and into iDoc (the “iDoc Merger” and, together with the VSee Merger, the “Mergers”), with iDoc surviving the iDoc Merger as a wholly owned subsidiary of DHAC. In addition, in connection with the consummation of the Business Combination, DHAC will be renamed “VSee Health, Inc.” The transactions contemplated under the Business Combination Agreement relating to the Business Combination are referred to in this proxy statement/prospectus/consent solicitation as the “Business Combination” and the combined company after the Business Combination is referred to in this proxy statement/prospectus/consent solicitation as the “Company” or the “Combined Company.”

As a result of and upon the Closing, pursuant to the terms of the Business Combination Agreement, all of the outstanding capital stock of each of VSee and iDoc (excluding shares of the holders of which perfect rights of appraisal under Delaware and Texas law, as applicable) will be cancelled in exchange for the right to receive shares of DHAC common stock. The shares of DHAC common stock to be received by VSee and iDoc shareholders will be allocated pro rata, with each VSee and iDoc stockholder receiving a number of shares of DHAC common stock determined in accordance with the terms of the Business Combination Agreement and as described herein. All VSee options that are outstanding prior to the effective time of the merger will be terminated. At the Effective Time, the Company will issue options exercisable for shares of Company common stock to certain VSee employees. The aggregate merger consideration that VSee stockholders will receive is an amount equal to $60,500,000, less the value of the options granted to VSee employees at the Effective Time and VSee transaction expenses. The aggregate merger consideration that iDoc stockholders will receive is an amount equal to $49,500,000 less iDoc transaction expenses.

Concurrently with the execution of the Business Combination Agreement, on October 6, 2022, DHAC entered into an Amended and Restated Securities Purchase Agreement (the “PIPE Securities Purchase Agreement”) with certain investors (the “PIPE Investors”), pursuant to which, among other things, the PIPE Investors agreed to purchase an aggregate of 8,000 shares (the “Initial PIPE Shares”) of Series A Convertible Preferred Stock of DHAC convertible into shares of DHAC common stock at an initial conversion price of $10.00 (the “Series A Preferred Stock”), subject to certain adjustments, together with warrants (the “Initial PIPE Warrants”) to purchase 424,000 shares of DHAC common stock at an initial exercise price of $12.50 per share, subject to certain adjustments, resulting in aggregate proceeds to be received by DHAC of $8,000,000. In addition, on January 18, 2023 DHAC and Digital Health Sponsor, LLC, our Sponsor, entered into a Backstop Agreement (the “Backstop Agreement”) pursuant to which DHAC agreed to offer on or prior to the closing of the Business Combination the PIPE Investors the option to purchase up to an additional 2,000 shares of Series A Preferred Stock initially convertible into 234,260 shares of DHAC common stock (the “Additional PIPE Shares” and together with the Initial PIPE Shares, the “PIPE Shares”), together with additional warrants to purchase up to 106,000 shares of DHAC common stock (the “Additional PIPE Warrants” and together with the Initial PIPE Warrants, the “PIPE Warrants”; the Additional PIPE Shares and Additional PIPE Warrants are referred to as the “Additional PIPE Securities”) pursuant to a participation right granted to the PIPE Investors under the PIPE Securities Purchase Agreement, in each case, on the same terms and conditions set forth in the PIPE Securities Purchase Agreement for an aggregate purchase price of up to $2,000,000. Pursuant to the Backstop Agreement, if the PIPE Investors do not elect to purchase all of the Additional PIPE Securities, our Sponsor has agreed to purchase any such unsubscribed Additional PIPE Securities concurrent with the closing of the transactions contemplated by the PIPE Securities Purchase Agreement on the same terms and conditions set forth in the PIPE Securities Purchase Agreement.

In addition, in connection with the execution of the Business Combination Agreement, DHAC, VSee and iDoc entered into a securities purchase agreement with an accredited investor pursuant to which DHAC, VSee and iDoc each issued and sold to such investor 10% original issue discount senior secured promissory notes due October 5, 2023 in the principal amount of $888,888.80, $666,666.60 and $666,666.60, respectively (the “Bridge Notes”). The Bridge Notes will be assumed by DHAC in connection with the closing of the Business Combination. The Bridge Notes bear guaranteed interest at a rate of 10.00% per annum and are convertible into shares of DHAC common stock under certain conditions described below. In connection with the purchase of the Bridge Notes, DHAC issued the investor (i) 173,913 warrants, each representing the right to purchase one share of DHAC common stock at an initial exercise price of $11.50, subject to certain adjustments (the “Bridge Warrants”) and (ii) 30,000 shares of DHAC common stock as additional consideration for the purchase of the Bridge Notes and Bridge Warrants. If the PIPE Financing closes in connection with the closing of the Business Combination, 110% of all unpaid principal under the Bridge Notes and guaranteed interest of 10% are due and payable at the closing of the PIPE Financing. See “Proposal No. 8 — The Nasdaq PIPE Proposal” for further information concerning the terms and conditions of the PIPE Financing. Consummation of the PIPE Financing is conditioned on the concurrent Closing of the Business Combination and other customary closing conditions. Each investor in the PIPE Financing has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in DHAC’s trust account held for its public stockholders, and has agreed not to, and waived any rights to, make any claim against DHAC’s trust account (including any distributions therefrom).

On October 20, 2022, stockholders of DHAC approved a proposal to amend DHAC’s amended and restated certificate of incorporation to (a) extend the date by which DHAC has to consummate a business combination (the ‘‘Extension’’) for an additional three (3) months, from November 8, 2022 to February 8, 2023, (b) provide DHAC’s board of directors the ability to further extend the date by which DHAC has to consummate a business combination up to three (3) additional times for three (3) months each time, for a maximum of nine (9) additional months if Digital Health Sponsor, LLC, our ‘‘sponsor’’, pays an amount equal to $350,000 for each three-month extension (the ‘‘Extension Fee’’), which amount shall be deposited in the trust account of DHAC; provided, that if as of the time of an extension DHAC has filed a Form S-4 registration statement in connection with its initial business combination, then no Extension Fee would be required in connection with such extension, and (c) allow for DHAC to provide redemption rights to DHAC’s public stockholders in accordance with the requirements of the amended and restated certificate of incorporation without complying with the tender offer rules. The Sponsor has agreed to loan DHAC said $350,000. In connection with such stockholder vote, an aggregate of 10,805,877 shares of DHAC’s common stock were redeemed leaving 4,156,123 shares issued and outstanding and entitled to vote as of October 26, 2022.

On the closing of the Business Combination, the Company intends to enter into a $100,000,000 Equity Line of Credit arrangement (“ELOC”) with the primary PIPE Investor. The ELOC has a 24-month term, terminable by Company at any time.

The ownership and voting power percentages set forth below with respect to the Combined Company do not take into account shares issuable upon conversion or exercise of any warrants or options of the Combined Company and assume that the PIPE Investors purchase all of the Additional PIPE Securities and that our Sponsor does not purchase any Additional PIPE Securities pursuant to the Backstop Agreement. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the below stockholder groups will be different.

Assuming no further redemptions by the DHAC Public Stockholders, it is anticipated that upon completion of the Business Combination, DHAC’s Public Stockholders will retain an ownership interest of approximately 4.4% in the Combined Company, the Sponsor, officers, directors and other holders of founder shares will retain an ownership interest of approximately 21.6% of the Combined Company, the PIPE Investors will own approximately 7.4% of the Combined Company, the Bridge Investor will own approximately 0.2% of the Combined Company, A.G.P. will own approximately 2.8% of the Combined Company, the VSee Stockholders will own approximately 32.5% of the Combined Company and the iDoc Stockholders will own approximately 31.2% of the Combined Company.

The ownership and voting power percentages set forth below with respect to the Combined Company takes into account the maximum redemption of shares by the DHAC’s Public Stockholders but does not take into account shares issuable upon conversion or exercise of any warrants or options of the Combined Company, and assume that the PIPE Investors purchase all of the Additional PIPE Securities and that our Sponsor does not purchase any Additional PIPE Securities pursuant to the Backstop Agreement; if the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the below stockholder groups will be different.

Assuming the maximum redemptions by the DHAC Public Stockholders, it is anticipated that upon completion of the Business Combination, DHAC’s Public Stockholders will retain no ownership interest in the Combined Company, the Sponsor, officers, directors and other holders of founder shares will retain an ownership interest of approximately 22.6% of the Combined Company, the PIPE Investors will own approximately 7.7% of the Combined Company, the Bridge Investor will own approximately 0.2% of the Combined Company, A.G.P. will own approximately 2.9% of the Combined Company, the VSee Stockholders will own approximately 34.0% of the Combined Company and the iDoc Stockholders will own approximately 32.6% of the Combined Company.

If Sponsor purchases all of the Additional PIPE Financing, Sponsor’s ownership interest will increase by 1.5% in each of the foregoing scenarios.

As of January 12, 2023, there was approximately $7.56 million in DHAC’s trust account (the “Trust Account”). On [•], 2023, the record date for the Meeting of stockholders, the last sale price of DHAC’s Common Stock was $[•] per share.

Each stockholder’s vote is very important. Whether or not you plan to participate in the virtual Meeting, please submit your proxy card without delay. Stockholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a stockholder from voting virtually at the Meeting if such stockholder subsequently chooses to participate in the Meeting.

DHAC’s units, Common Stock, and Warrants are currently listed on the Nasdaq Stock Market, under the symbols “DHACU,” “DHAC,” and “DHACW,” respectively. DHAC has applied for listing, to be effective upon consummation of the Business Combination, of VSee Health, Inc.’s Common Stock and Public Warrants to purchase VSee Health, Inc.’s Common Stock on Nasdaq under the proposed symbols “ VSEE” and “VSEEW,” respectively. The Nasdaq listing requirement is a condition to the closing of the Business Combination and neither DHAC, VSee or iDoc will proceed forward with the closing of the Business Combination unless Nasdaq approves the listing.

We encourage you to read this proxy statement/prospectus/consent solicitation carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 62.

DHAC’s board of directors recommends that DHAC stockholders vote “FOR” approval of each of the Proposals.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus/consent solicitation is dated [•], 2023, and is first being mailed to stockholders of DHAC on or about [•], 2023.

/s/ Scott Wolf
Scott Wolf
Chief Executive Officer
Digital Health Acquisition Corp.
[•], 2023

DIGITAL HEALTH ACQUISITION CORP.

980 N Federal Hwy #304

Boca Raton, FL

Telephone: (561) 672-7068

NOTICE OF SPECIAL MEETING OF

DIGITAL HEALTH ACQUISITION CORP. STOCKHOLDERS

To Be Held on [•], 2023

To Digital Health Acquisition Corp. Stockholders:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend a meeting of the stockholders of Digital Health Acquisition Corp. (“DHAC,” “we”, “our”, or “us”), which will be held at 9:30 a.m., Eastern time, on [•], 202[●], at (the “Meeting”). In light of COVID-19 we will hold the Meeting virtually. You can participate in the virtual Meeting as described in “The Meeting.”

During the Meeting, DHAC’s stockholders will be asked to consider and vote upon the following proposals, which we refer to herein as the “Proposals”:

1.	Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the transactions contemplated under the Second Amended and Restated Business Combination Agreement, dated as of October 6, 2022, as amended by the First Amendment dated November 3, 2022 (the “Business Combination Agreement”), by and among DHAC, DHAC Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of DHAC (“Merger Sub I”), DHAC Merger Sub II, Inc., a Texas corporation and wholly owned subsidiary of DHAC (“Merger Sub II”), VSee Lab, Inc., a Delaware corporation (“VSee”), and iDoc Virtual Telehealth Solutions, Inc., a Texas corporation (“iDoc”), (the “Business Combination”), a copy of which is attached to this proxy statement/prospectus/consent solicitation as Annex A. This Proposal is referred to as the “Business Combination Proposal” or “Proposal 1.”
2.	Proposal No. 2 — The Charter Amendment Proposals — to consider and vote upon a proposal to approve the Second Amended and Restated Certificate of Incorporation of DHAC, a copy of which is attached to this proxy statement/prospectus/consent solicitation as Annex B-1 (the “Amended Charter”). This Proposal is referred to as the “Charter Amendment Proposals” or “Proposals 2A-2H.”
3.	Proposal No. 3 — The Bylaws Proposal — to consider and vote upon a proposal to approve the Amended and Restated Bylaws of DHAC, a copy of which is attached to this proxy statement/prospectus/consent solicitation as Annex C (the “Amended Bylaws”), which will be effective upon the consummation of the Business Combination. This Proposal is referred to as the “Bylaws Proposal” or “Proposal 3.”
4.	Proposal No. 4 — Governance Proposals — to consider and vote, on a non-binding advisory basis, upon six separate governance proposals relating to material differences between DHAC’s current Amended and Restated Certificate of Incorporation effective November 3, 2021 (as may be amended, the “Current Charter”) and the Amended Charter to be in effect upon the completion of the Business Combination in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”). These Proposals are referred to as the “Governance Proposals” or “Proposals 4A-4H.”
●	Proposal 4A — To consider and vote on an amendment to the Current Charter to increase the total number of authorized shares of capital stock to (i) 100 million shares of common stock, par value $0.0001 per share, and (ii) 10 million shares of preferred stock, par value $0.0001 per share. This Proposal is referred to as “Governance Proposal 4A.”
●	Proposal 4B — To consider and vote on an amendment to the Current Charter that the Board by divided into three classes with only one class of directors being elected each year (except for those directors appointed prior to the first annual meeting of stockholders) serving a three-year term. This Proposal is referred to as “Governance Proposal 4B.”
●	Proposal 4C — To consider and vote on an amendment to the Current Charter that the Board or any director of the Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Combined Company entitled to vote at an election of directors. This Proposal is referred to as “Governance Proposal 4C.”

●	Proposal 4D — To consider and vote on an amendment to the Current Charter to require the affirmative vote of holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Combined Company to make any amendment to certain sections of the Amended Charter. This Proposal is referred to as “Governance Proposal 4D.”
●	Proposal 4E — To consider and vote on an amendment to the Current Charter that the Amended and Restated Bylaws of the Combined Company may be amended by either the directors of the Board or by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Combined Company. This Proposal is referred to as “Governance Proposal 4E.”
●	Proposal 4F — To consider and vote on an amendment to the Current Charter to remove the waiver of the corporate opportunity doctrine with respect to DHAC. This Proposal is referred to as “Governance Proposal 4F.”
●	Proposal 4G — To consider and vote on an amendment to the Current Charter to change the name of DHAC to “VSee Health, Inc.” from the current name of “Digital Health Acquisition Corp.” This Proposal is referred to as “Governance Proposal 4G.”
●	Proposal 4H — To consider and vote on an amendment to the Current Charter to eliminate certain provisions related to DHAC’s status as a special purpose acquisition company that will no longer be relevant following the closing of the Business Combination. This Proposal is referred to as “Governance Proposal 4H.”
5.	Proposal No. 5 — The Directors Proposal — to consider and vote upon a proposal to elect, effective as of the consummation of the Business Combination, Milton Chen, Imoigele Aisiku, Kevin Lowdermilk, Colin O’Sullivan and Scott Metzger, to serve on the Board until their respective successors are duly elected and qualified. This Proposal is referred to as the “Directors Proposal” or “Proposal 5.”
6.	Proposal No. 6 — The Stock Plan Proposal - to consider and vote upon a proposal to approve the VSee Health, Inc. 2022 Equity Incentive Plan (the “Incentive Plan”), a copy of which is to be attached to this proxy statement/prospectus/consent solicitation as Annex D, to be effective upon the consummation of the Business Combination. This Proposal is referred to as the “Stock Plan Proposal” or “Proposal 6.”
7.	Proposal No. 7 — The Nasdaq Merger Proposal — to consider and vote upon a proposal to approve: for purposes of complying with Nasdaq Listing Rule 5635 (a) and (b), the issuance of more than 20% of the issued and outstanding shares of common stock of DHAC and the resulting change in control in connection with the Business Combination. This Proposal is referred to as the “Nasdaq Merger Proposal” or “Proposal 7.”
8.	Proposal No. 8 — The Nasdaq PIPE Proposal — to consider and vote upon a proposal to approve for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance or potential issuance of more than 20% of the common stock of DHAC in connection with the PIPE Financing. This Proposal is referred to as the “Nasdaq PIPE Proposal” or “Proposal 8.”
9.	Proposal No. 9 – The Nasdaq ELOC Proposal — to consider and vote upon a proposal to approve for purposes of complying with Nasdaq Listing Rule 5635(d) the potential issuance of more than 20% of our Common Stock pursuant to a proposed $100,000,000 Equity Line of Credit arrangement that the Company intends to enter into on the closing of the Business Combination, with the primary PIPE Financing investor. This Proposal is referred to as the “Nasdaq ELOC Proposal” or “Proposal 9.”
10.	Proposal No. 10 — The Nasdaq Series B Proposal — to consider and vote upon a proposal to approve for purposes of complying with Nasdaq Listing Rule 5635(d) the potential issuance of more than 20% of our Common Stock pursuant to a securities purchase agreement with A.G.P./Alliance Global Partners. This Proposal is referred to as the “Nasdaq Series B Proposal” or “Proposal 10.”
11.	Proposal No. 11 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Meeting by the chairman thereof to a later date, if necessary, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing Proposals, in the event DHAC does not receive the requisite stockholder vote to approve the Proposals. This Proposal is called the “Adjournment Proposal” or “Proposal 11.”

The Business Combination Proposal is conditioned upon the approval of Proposals 2, 7, 8 and 10. Proposals 2, 3, 4, 5, 6, 7, 8, 9 and 10 are dependent upon approval of the Business Combination Proposal. It is important for you to note that in the event that the Business Combination Proposal is not approved, DHAC will not consummate the Business Combination. If DHAC does not consummate the Business Combination and fails to complete an initial business combination by February 8, 2023 (or a later time upon the election by DHAC to extend the time period to complete an initial business combination subject to satisfaction of certain conditions under our Current Charter), DHAC will be required to dissolve and liquidate, unless we seek stockholder approval to amend our Current Charter to extend the date by which the Business Combination may be consummated.

Approval of the Business Combination Proposal, Charter Amendment Proposal, the Bylaws Proposal, Governance Proposals, the Directors Proposal, the Stock Plan Proposal, the Nasdaq Merger Proposal, the Nasdaq PIPE Proposal, the Nasdaq ELOC Proposal, the Nasdaq Series B Proposal, and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding shares of common stock of DHAC present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting or any adjournment thereof.

On October 20, 2022, stockholders of DHAC approved a proposal to amend DHAC’s amended and restated certificate of incorporation to (a) extend the date by which DHAC has to consummate a business combination (the ‘‘Extension’’) for an additional three (3) months, from November 8, 2022 to February 8, 2023, (b) provide DHAC’s board of directors the ability to further extend the date by which DHAC has to consummate a business combination up to three (3) additional times for three (3) months each time, for a maximum of nine (9) additional months if Digital Health Sponsor, LLC, our ‘‘sponsor’’, pays an amount equal to $350,000 for each three-month extension (the ‘‘Extension Fee’’), which amount shall be deposited in the trust account of the company; provided, that if as of the time of an extension DHAC has filed a Form S-4 registration statement in connection with its initial business combination, then no Extension Fee would be required in connection with such extension, and (c) allow for DHAC to provide redemption rights to DHAC’s public stockholders in accordance with the requirements of the amended and restated certificate of incorporation without complying with the tender offer rules. The Sponsor has agreed to loan DHAC said $350,000. In connection with such stockholder vote, an aggregate of 10,805,877 shares of DHAC’s common stock were redeemed leaving 4,156,123 shares issued and outstanding and entitled to vote as of [●], 2023.

Only DHAC stockholders who hold common stock of record as of the close of business on [●], 2023 are entitled to vote at the Meeting or any adjournment of the Meeting. This proxy statement/prospectus/consent solicitation is first being mailed to DHAC stockholders on or about [●], 2023.

Investing in DHAC’s securities involves a high degree of risk. See “Risk Factors” beginning on page 62 for a discussion of information that should be considered in connection with an investment in DHAC’s securities.

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.

Whether or not you plan to participate in the virtual Meeting, please complete, date, sign and return the enclosed proxy card without delay, or submit your proxy through the internet or by telephone as promptly as possible in order to ensure your representation at the Meeting no later than the time appointed for the Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares of common stock online if you subsequently choose to participate in the virtual Meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the Meeting, you must obtain a proxy issued in your name from that record. Only stockholders of record at the close of business on the record date may vote at the Meeting or any adjournment or postponement thereof. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not participate in the virtual Meeting, your shares will not be counted for purposes of determining whether a quorum is present at, and the number of votes voted at, the Meeting.

You may revoke a proxy at any time before it is voted at the Meeting by executing and returning a proxy card dated later than the previous one, by participating in the virtual Meeting and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation to Broadridge Financial Solutions (“Broadridge”), that is received by the tabulator before we take the vote at the Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

DHAC’s board of directors recommends that DHAC stockholders vote “FOR” approval of each of the Proposals. When you consider DHAC’s Board of Director’s recommendation of these Proposals, you should keep in mind that DHAC’s directors and officers have interests in the Business Combination that may conflict or differ from your interests as a stockholder. See the section titled “Proposal 1: The Business Combination — Interests of Certain Persons in the Business Combination.”

On behalf of the DHAC Board of Directors, I thank you for your support and we look forward to the successful consummation of the Business Combination.

By Order of the Board of Directors,

/s/ Scott Wolf
Scott Wolf
Chief Executive Officer
Digital Health Acquisition Corp.
[●], 2023

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU: (A) HOLD PUBLIC SHARES, OR (B) HOLD PUBLIC SHARES THROUGH PUBLIC UNITS AND YOU ELECT TO SEPARATE YOUR PUBLIC UNITS INTO THE UNDERLYING PUBLIC SHARES PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES; AND (II) PRIOR TO [•] A.M./P.M., EASTERN TIME, ON [•], 2023, (A) SUBMIT A WRITTEN REQUEST TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY THAT DHAC REDEEM YOUR PUBLIC SHARES FOR CASH AND (B) DELIVER YOUR PUBLIC SHARES TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. THE REDEMPTION RIGHTS INCLUDE THE REQUIREMENT THAT A STOCKHOLDER MUST IDENTIFY ITSELF IN WRITING AS A BENEFICIAL HOLDER AND PROVIDE ITS LEGAL NAME, PHONE NUMBER, AND ADDRESS IN ORDER TO VALIDLY REDEEM ITS PUBLIC SHARES. SEE “THE MEETING - REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION FOR MORE SPECIFIC INSTRUCTIONS.

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement/prospectus/consent solicitation incorporates important business and financial information about DHAC that is not included or delivered herewith. If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by DHAC with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact our proxy solicitor:

D.F. King & Co.

48 Wall Street, 22nd Floor

New York, NY 10005

Brokers and Banks Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 290-6429

Email: DHAC@dfking.com

If you would like to request documents, please do so no later than [•], 2023 to receive them before the Meeting. Please be sure to include your complete name and address in your request. Please see “Where You Can Find Additional Information” to find out where you can find more information about DHAC, VSee and iDoc.

NOTICE OF SOLICITATION OF WRITTEN CONSENT

VSee Lab Inc.

3188 Kimlee Drive

San Jose, CA 95132

To Stockholders of VSee Lab, Inc.:

We are pleased to enclose the proxy statement/prospectus/consent solicitation relating to the proposed merger further to that Second Amended and Restated Business Combination Agreement, dated as of October 6, 2022, as amended by the First Amendment dated November 3, 2022 (the “Business Combination Agreement”), by and among Digital Health Acquisition Corp, a Delaware corporation (“DHAC”), DHAC Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of DHAC (“Merger Sub I”), DHAC Merger Sub II, Inc., a Texas corporation and wholly owned subsidiary of DHAC (“Merger Sub II”), VSee Lab, Inc., a Delaware corporation (“VSee”), and iDoc Virtual Telehealth Solutions, Inc., a Texas corporation (“iDoc”). If (i) the Business Combination Agreement is adopted and the merger and the other transactions contemplated thereby (collectively, the “Business Combination”) are approved by each of DHAC’s, VSee’s and iDoc’s stockholders, and (ii) the Business Combination is subsequently completed, Merger Sub I will merge with and into VSee (the “VSee Merger”), with VSee surviving the VSee merger as a wholly owned subsidiary of DHAC, and Merger Sub II will merge with and into iDoc (the “iDoc Merger” and, together with the VSee Merger, the “Mergers”), with iDoc surviving the iDoc Merger as a wholly owned subsidiary of DHAC. All shares of VSee and iDoc capital stock issued and outstanding immediately prior to the effective time of the Business Combination (the “Effective Time”) (other than those properly exercising any applicable dissenters rights under Delaware or Texas law, as applicable) will be converted into the right to receive the applicable merger consideration. Upon the consummation of the Business Combination, DHAC will change its name to “VSee Health, Inc.”

The proxy statement/prospectus/consent solicitation attached to this notice is being delivered to you on behalf of VSee’s board of directors to request that holders of the outstanding shares of VSee’s common stock, VSee’s Series A preferred stock and VSee’s Series A-1 preferred stock, as of the record date of [•], 2023 execute and return written consents to adopt and approve the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement, in all respects.

The attached proxy statement/prospectus/consent solicitation describes the proposed Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation.

A summary of the appraisal rights that may be available to you under Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) with respect to the Business Combination is described in “Appraisal Rights — VSee Stockholder Appraisal Rights”. A copy of Section 262 of the DGCL is attached as Annex E to this proxy statement/prospectus/consent solicitation.

The VSee board of directors has considered the Business Combination and the terms of the Business Combination Agreement and has unanimously determined that the Business Combination and the Business Combination Agreement are advisable, fair to and in the best interests of VSee and its stockholders, and recommends that VSee stockholders approve the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement, by submitting a written consent.

Please complete, date and sign the written consent enclosed with this proxy statement/prospectus/consent solicitation and return it promptly to VSee by one of the means described in “VSee’s Solicitation of Written Consents.”

By Order of the Board of Directors,

/s/ Milton Chen
Milton Chen
Executive Vice Chairman
VSee Lab Inc.
[•], 2023

NOTICE OF SOLICITATION OF WRITTEN CONSENT

iDoc Virtual Telehealth Solutions, Inc.

2311 West Main Street

Houston, Texas 77098

To Stockholders of iDoc Virtual Telehealth Solutions, Inc.:

We are pleased to enclose the proxy statement/prospectus/consent solicitation relating to the proposed merger further to that Second Amended and Restated Business Combination Agreement, dated as of October 6, 2022, as amended by the First Amendment dated November 3, 2022 (the “Business Combination Agreement”), by and among Digital Health Acquisition Corp, a Delaware corporation (“DHAC”), DHAC Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of DHAC (“Merger Sub I”), DHAC Merger Sub II, Inc., a Texas corporation and wholly owned subsidiary of DHAC (“Merger Sub II”), VSee Lab, Inc., a Delaware corporation (“VSee”), and iDoc Virtual Telehealth Solutions, Inc., a Texas corporation (“iDoc”). If (i) the Business Combination Agreement is adopted and the merger and the other transactions contemplated thereby (collectively, the “Business Combination”) are approved by each of DHAC’s, VSee’s and iDoc’s stockholders, and (ii) the Business Combination is subsequently completed, Merger Sub I will merge with and into VSee (the “VSee Merger”), with VSee surviving the VSee merger as a wholly owned subsidiary of DHAC, and Merger Sub II will merge with and into iDoc (the “iDoc Merger” and, together with the VSee Merger, the “Mergers”), with iDoc surviving the iDoc Merger as a wholly owned subsidiary of DHAC. All shares of VSee and iDoc stock issued and outstanding immediately prior to the effective time of the Business Combination (the “Effective Time”) (other than those properly exercising any applicable dissenters rights under Delaware or Texas law, as applicable) will be converted into the right to receive shares of DHAC common stock. Upon the consummation of the Business Combination, DHAC will change its name to “VSee Health, Inc.”

The proxy statement/prospectus/consent solicitation attached to this notice is being delivered to you on behalf of iDoc’s board of directors to request that holders of the outstanding shares of iDoc’s common stock as of the record date of [•], 2023 execute and return written consents to adopt and approve the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement, in all respects.

The attached proxy statement/prospectus/consent solicitation describes the proposed Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation.

A summary of the appraisal rights that may be available to you under Subchapter H, Chapter 10, Title 1 of the Texas Business Organizations Code (“TBOC”) with respect to the Business Combination is described in “Appraisal Rights — iDoc Stockholder Appraisal Rights”. A copy of Subchapter H, Title 1, Chapter 10 of the TBOC is attached as Annex F to this proxy statement/prospectus/consent solicitation.

The iDoc board of directors has considered the Business Combination and the terms of the Business Combination Agreement and has unanimously determined that the Business Combination and the Business Combination Agreement are advisable, fair to and in the best interests of iDoc and its stockholders, and recommends that iDoc stockholders approve the Business Combination Agreement and the Business Combination, by submitting a written consent.

Please complete, date and sign the written consent enclosed with this proxy statement/prospectus/consent solicitation and return it promptly to iDoc by one of the means described in “iDoc’s Solicitation of Written Consents.”

By Order of the Board of Directors,

/s/ Imoigele Aisiku
Imoigele Aisiku, Executive Chairman

iDoc Virtual Telehealth Solutions, Inc.
[•], 2023

ABOUT THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION

This document, which forms part of a registration statement on Form S-4 filed with the SEC by DHAC, constitutes a prospectus of DHAC under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of DHAC to be issued to VSee’s and iDoc’s stockholders under the Business Combination Agreement. This document also constitutes a proxy statement of DHAC under Section 14(a) of the Exchange Act.

You should rely only on the information contained in this proxy statement/prospectus/consent solicitation in deciding how to vote on the Business Combination. None of DHAC, VSee or iDoc has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus/consent solicitation. Do not rely upon any information or representations made outside of this proxy statement/prospectus/consent solicitation. The information contained in this proxy statement/prospectus/consent solicitation may change after the date of this proxy statement/prospectus/consent solicitation. Do not assume after the date of this proxy statement/prospectus/consent solicitation that the information contained in this proxy statement/prospectus/consent solicitation is still correct.

Information contained in this proxy statement/prospectus/consent solicitation regarding DHAC and its business, operations, management and other matters has been provided by DHAC and information contained in this proxy statement/prospectus/consent solicitation regarding each of VSee and iDoc and each of their respective businesses, operations, management and other matters has been provided by VSee and iDoc, respectively.

This proxy statement/prospectus/consent solicitation does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

TRADEMARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus/consent solicitation may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SELECTED DEFINITIONS

When used in this proxy statement/prospectus/consent solicitation, unless the context otherwise requires:

“Acquisition Proposal” refers to (a) any transaction or series of related transactions under which any person(s), directly or indirectly, (i) acquires or otherwise purchases VSee, iDoc or any of their controlled affiliates or (ii) all or a material portion of assets or businesses of VSee, iDoc or any of their controlled affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity or similar investment in VSee, iDoc or any of their controlled affiliates (other than the issuance of the applicable class of shares of capital stock of a VSee upon the exercise or conversion of any VSee Options outstanding as of June 15, 2022 in accordance with the terms of VSee Equity Plan and the underlying grant, award or similar agreement).

“Additional PIPE Shares” refers to the 2,000 shares of Series A Preferred Stock issued to the PIPE Investors and/or Sponsor in connection with the PIPE Financing.

“Additional PIPE Warrants” refers to warrants initially exercisable to purchase 106,000 shares of Common Stock of DHAC issued to the PIPE Investors and/or Sponsor in connection with the PIPE Financing.

“Aggregate Closing PIPE Proceeds” refers to the aggregate cash proceeds in respect of the PIPE Financing (whether prior to or on the Closing Date).

“A.G.P.” refers to A.G.P./Alliance Global Partners, the representative of the underwriters in the IPO.

“Amended Charter” refers to the Second Amended & Restated Certificate of Incorporation of DHAC to take effect upon DHAC’s stockholders approving the Second Amended & Restated Certificate of Incorporation, in the form included as Annex B-1 to this proxy statement/prospectus/consent solicitation, which shall be further amended by the filing of the Series A Preferred Certificate of Designation and the Series B Preferred Certificate of Designation on the Closing Date, as further described in the “Charter Amendment Proposal” and the “Governance Proposals” sections of this proxy statement/prospectus/consent solicitation.

“Amended Bylaws” refers to the Amended & Restated Bylaws of DHAC, in the form included as Annex C to this proxy statement/prospectus/consent solicitation, as further described in the “Charter Amendment Proposal” and the “Governance Proposals” sections of this proxy statement/prospectus/consent solicitation.

“Backstop Agreement” refers to the Backstop Agreement dated January 18, 2023, between DHAC and our Sponsor.

“Bridge Financing” refers to the sale of the Bridge Notes, Bridge Warrants and Bridge Shares.

“Bridge Investor” refers to the investor who executed the Bridge Securities Purchase Agreement.

“Bridge Notes” refers to 10% original issue discount senior secured promissory notes due October 6, 2023 in the principal amount of $888,888.80, $666,666.60 and $666,666.60 issued by DHAC, VSee and iDoc, respectively, bearing guaranteed interest at a rate of 10.00% per annum, (i) said notes to be assumed by DHAC in connection with the closing of the Business Combination and (ii) 110% of all unpaid principal under said notes and guaranteed interest of 10% due and payable at the closing of the PIPE Financing if the PIPE Financing closes in connection with the closing of the Business Combination.

“Bridge Securities Purchase Agreement” refers to the Securities Purchase Agreement, dated as of October 5 2022, by and among DHAC, VSee, iDoc and the Bridge Investor pursuant to which DHAC, VSee and iDoc issued an aggregate of $2,222,222 of Bridge Notes, Bridge Warrants and Bridge Commitment Shares to the Bridge Investor, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

“Bridge Shares” refers to the 30,000 shares of DHAC Common Stock issued to the Bridge Investor in connection with the Bridge Financing.

“Bridge Warrants” refers to 173,913 five year warrants, each representing the right to purchase one share of DHAC Common Stock at an initial exercise price of $11.50, subject to certain adjustments, issued by DHAC to the purchaser of the Bridge Notes.

“Broadridge” refers to Broadridge Financial Solutions.

“Business Combination” refers to the VSee Merger, the iDoc Merger and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” refers to the Second Amended and Restated Business Combination Agreement.

“Cassel Salpeter” refers to Cassel Salpeter & Co., LLC.

“Closing” refers to the consummation of the Business Combination.

“Closing Date” refers to the date on which the Closing occurs.

“Code” refers to the Internal Revenue Code of 1986, as amended.

“Combined Company” refers to DHAC (to be renamed as VSee Health, Inc.) and its subsidiaries, following consummation of the Business Combination.

“Combined Company Board” refers to the board of directors of the Combined Company.

“Combined Company Equity Incentive Plan” refers to the VSee Health, Inc. 2022 Equity Incentive Plan (substantially in the form attached hereto as Annex D).

“Company,” “our,” “we” or “us” refers, prior to the Business Combination, to DHAC, as the context suggests, and, following the Business Combination, to the Combined Company.

“Common Stock” or “Combined Company Common Stock” refers to the common stock, par value $0.0001 per share, of the Combined Company.

“Continental” refers to Continental Stock Transfer & Trust Company.

“Current Charter” refers to DHAC’s Amended and Restated Certificate of Incorporation, effective as of November 3, 2021, as amended by the Amendment to the Amended and Restated Certificate of Incorporation effective as of October 26, 2022, as may hereafter be amended.

“DGCL” refers to the General Corporation Law of the State of Delaware, as amended.

“DHAC” refers to Digital Health Acquisition Corp., a blank check company incorporated in Delaware.

“DHAC Board” refers to the board of directors of DHAC.

“Effective Time” refers to the effective time of the Business Combination.

“Effective Time Option Grants” refers to the stock options with an exercise price of $10 per share pursuant to the Incentive Plan to the individuals, in the amounts, and on the terms set forth on Exhibit E to the Business Combination Agreement.

“ELOC” refers to that certain $100,000,000 Equity Line of Credit arrangement that the Company intends to enter on the closing of the Business Combination into with the primary PIPE Financing investor.

“Escrow Agent” refers to Continental.

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

“First Amended and Restated Business Combination Agreement” refers to the Amended and Restated Business Combination Agreement, dated as of August 9, 2022, by and among DHAC, Merger Sub I, Merger Sub II, VSee and iDoc,

“founder shares” refers to an aggregate of 2,875,000 shares of Common Stock held by our Sponsor and our directors, officers and advisors, which reflects 4,312,500 shares of Common Stock originally purchased on June 7, 2021 and 1,437,500 shares of Common Stock that were forfeited on October 2021, resulting in 2,875,000 founder shares outstanding.

“GAAP” refers to United States generally accepted accounting principles, consistently applied.

“Group Companies” refers to, collectively, (a) VSee and its Subsidiaries and (b) iDoc and its Subsidiaries.

“HSR Act” refers to the Hart-Scott Rodino Antitrust Improvements Act of 1976.

“iDoc” refers to iDoc Virtual Telehealth Solutions, Inc., a Texas corporation.

“iDoc Closing Consideration” refers to an amount equal to (1) $49,500,000, minus (2) the aggregate amount of iDoc’s transaction expenses.

“iDoc Common Stock” refers to the shares of iDoc Common Stock, par value $1.00 per share.

“iDoc Indemnity Escrow Account” refers to the indemnity escrow account established pursuant to an escrow agreement among DHAC, iDoc and the Escrow Agent with respect to the iDoc Indemnity Escrow Amount.

“iDoc Indemnity Escrow Amount” refers to 2% of the iDoc Closing Consideration.

“iDoc Merger” refers to that certain merger of Merger Sub II with and into iDoc, with iDoc surviving as a wholly owned subsidiary of DHAC.

“iDoc Stockholders” refers to the stockholders of iDoc.

“iDoc Outstanding Shares” refers to the total number of shares of iDoc Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to iDoc Common Stock basis.

“iDoc Per Share Consideration” refers to a number of shares of Company Common Stock equal to (a) (1) the iDoc Closing Consideration, divided by (2) the total number of iDoc Outstanding Shares, divided by (b) 10.

“Initial PIPE Shares” refers to the 8,000 shares of Series A Preferred Stock issued to the PIPE Investors in connection with the PIPE Financing.

“Initial PIPE Warrants” refers to warrants initially exercisable to purchase 424,000 shares of Common Stock of DHAC issued to the PIPE Investors in connection with the PIPE Financing.

“initial public offering” or “IPO” refers to DHAC’s initial public offering of its Public Shares pursuant to the IPO registration statement became effective on November 3, 2021 and closed on November 8, 2021.

“Initial Stockholders” refer to the Sponsor and DHAC’s advisors, officers and directors who own all of DHAC’s founder shares.

“Investment Company Act” refers to the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Letter Agreement” refers to that certain letter agreement, dated as of November 3, 2021, among DHAC, the Representative and the Initial Stockholders of DHAC at the time of its initial public offering, pursuant to which the Initial Stockholders agreed, among other things, to vote their founder shares, as well as any Public Shares held by them, in favor of DHAC’s initial business combination (including any proposals recommended by DHAC’s board of directors in connection with such business combination).

“Merger Sub I” refers to DHAC Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of DHAC.

“Merger Sub II” refers to DHAC Merger Sub II, Inc., a Texas corporation and wholly owned subsidiary of DHAC.

“Nasdaq” refers to The Nasdaq Stock Market.

“Original Business Combination Agreement” refers to the Business Combination Agreement, dated as of June 15, 2022, by and among DHAC, Merger Sub I, Merger Sub II, VSee and iDoc.

“PIPE Investors” refers to the investors that have executed the PIPE Securities Purchase Agreement.

“PIPE Financing” refers to the issuance of PIPE Shares in the aggregate of up to $10 million and PIPE Warrants to the PIPE Investors (and, if applicable, our Sponsor in accordance with the Backstop Agreement) in one or more private placements immediately after the Closing of the Business Combination, which includes the $8 million in Initial PIPE Shares and Initial PIPE Warrants committed to by the PIPE Investors pursuant to the PIPE Securities Purchase Agreement and the additional $2 million in Additional PIPE Shares and Additional PIPE Warrants contemplated by the PIPE Securities Purchase Agreement and the Backstop Agreement.

“PIPE Securities Purchase Agreement” refers to the Amended and Restated Securities Purchase agreement, dated as of October 6 2022, by and among DHAC and the PIPE Investors, pursuant to which DHAC has agreed to issue the PIPE Shares and PIPE Warrants to the PIPE Investors immediately following the Closing, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

“PIPE Shares” refers to the Initial PIPE Shares and the Additional PIPE Shares.

“PIPE Warrants” refers to the Initial PIPE Warrants and the Additional PIPE Warrants.

“Private Placement Units” refers to the 557,000 Units acquired by our Sponsor for an aggregate purchase price of $5,570,000 in a private placement simultaneously with the closing of the IPO.

“Public Shares” refers to the shares of Common Stock included in the Units issued in the IPO to the Public Stockholders.

“Public Stockholders” refers to the holders of the Public Shares that were sold in the IPO.

“Public Warrants” refers to the Warrants included in the Units issued in the IPO to the Public Stockholders.

“Record Date” refers to [•] 2023, the date for determining the DHAC shareholders entitled to receive notice of and to vote at the Special Meeting.

“redemption rights” refers to the rights of the Public Stockholders to demand redemption of their Public Shares for cash in accordance with the procedures set forth in the Current Charter and this proxy statement/prospectus/consent solicitation.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Second Amended and Restated Business Combination Agreement” refers to the Second Amended and Restated Business Combination Agreement, dated as of October 6, 2022, as amended by the First Amendment dated November 3, 2022, by and among DHAC, Merger Sub I, Merger Sub II, VSee and iDoc, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms (attached to this proxy statement/prospectus/consent solicitation as Annex A).

“Securities Act” refers to the Securities Act of 1933, as amended.

“Series A Preferred Certificate of Designation” refers to the Certificate of Designation of the Combined Company establishing the terms of the Series A Preferred Stock, in the form included as Annex B-2 to this proxy statement/prospectus/consent solicitation.

“Series A Preferred Stock” refers to the Series A Convertible Preferred Stock, par value $0.0001 per share, of DHAC.

“Series B Financing” refers to the issuance of the Series B Shares to A.G.P. pursuant to the Series B Securities Purchase Agreement.

“Series B Preferred Certificate of Designation” refers to the Certificate of Designation of the Combined Company establishing the terms of the Series B Preferred Stock, in the form included as Annex B-3 to this proxy statement/prospectus/consent solicitation.

“Series B Preferred Stock” refers to the Series B Convertible Preferred Stock, par value $0.0001 per share, of DHAC.

“Series B Securities Purchase Agreement” refers to the Securities Purchase Agreement, dated as of November 3, 2022, by and between DHAC and A.G.P. pursuant to which DHAC has agreed to issue the Series B Shares to A.G.P., as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

“Series B Shares” refers to 4,370 shares of Series B Preferred Stock to be issued to A.G.P. pursuant to the Series B Securities Purchase Agreement.

“Shareholder Proposals” refers, collectively, to (i) the Business Combination Proposal, (ii) the Charter Amendment Proposal, (iii) the Bylaw Proposals, (iv) the Governance Proposal, (v) the Director Election Proposal, (vi) the Stock Plan Proposal, (vii) the Nasdaq Merger Proposal, (viii) the Nasdaq PIPE Proposal, (ix) the Nasdaq ELOC Proposal, (x) the Nasdaq Series B Proposal and (xi) the Adjournment Proposal.

“Special Meeting” refers to the extraordinary general meeting of DHAC to be held virtually on [•], 2023 at 9:30 a.m., Eastern time, to vote on matters relating to the Business Combination.

“Sponsor” refers to Digital Health Sponsor LLC, a Delaware limited liability company.

“TAD Exchange” refers to the transaction pursuant to which This American Doc, Inc. will become a wholly-owned subsidiary of VSee immediately prior to the consummation of the Business Combination.

“TBOC” refers to the Texas Business Organizations Code.

“transfer agent” refers to Continental.

“Trust Account” refers to the trust account of DHAC that holds the net proceeds from the IPO, certain of the proceeds from the sale of the Private Placement Shares, and any extension fees, including interest earned on the funds in the Trust Account and not previously released to DHAC to pay its taxes.

“Units” refers to the units of DHAC, each consisting of one share of Common Stock and one Warrant.

“VSee” refers to VSee Lab, Inc., a Delaware corporation.

“VSee Charter” refers to the certificate of incorporation of VSee Lab, Inc. dated December 23, 2010.

“VSee Closing Consideration” refers to (1) $60,500,000, minus (2) an amount equal to the Effective Time Option Grants multiplied by $10, minus (3) the aggregate amount of VSee’s transaction expenses.

“VSee Common Stock” refers to the shares of VSee’s Common Stock, par value $0.0001 per share.

“VSee Equity Plan” refers to the VSee Lab, Inc. 2008 Stock Plan as amended through July 20, 2012.

“VSee Health” refers to DHAC, renamed as VSee Health, Inc., a Delaware corporation following the consummation of the Business Combination.

“VSee Indemnity Escrow Account” refers to the indemnity escrow account established pursuant to an escrow agreement among DHAC, VSee and the Escrow Agent with respect to the VSee Indemnity Escrow Amount.

“VSee Indemnity Escrow Amount” refers to 2% of the VSee Closing Consideration.

“VSee Merger” refers to that certain merger of Merger Sub I with and into VSee, with VSee surviving as a wholly owned subsidiary of DHAC.

“VSee Options” refers to, as of any determination time, each option to purchase VSee Common Stock that is outstanding and unexercised, granted under the VSee Equity Plan.

“VSee Option Holder” refers to holders of VSee Options outstanding as of immediately prior to the Effective Time.

“VSee Outstanding Shares” refers to the total number of shares of VSee Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to VSee Common Stock basis, and including, without limitation or duplication, the number of shares of VSee Common Stock issuable upon conversion of the VSee Preferred Stock.

“VSee Per Share Consideration” refers to a number of shares of Common Stock equal to (a) (1) the VSee Closing Consideration, divided by (2) the total number of VSee Outstanding Shares, divided by (b) 10.

“VSee Preferred Stock” refers to the VSee Series A Preferred Stock and the VSee Series A-1 Preferred Stock, which shall be subject to the VSee Preferred Stock Conversion.

“VSee Preferred Stock Conversion” refers to the conversion, immediately prior to the Effective Time and as a condition to the Closing, of all of the outstanding shares of VSee Preferred Stock for shares of VSee Common Stock in accordance with the terms set forth in the VSee Charter.

“VSee Series A Preferred Stock” refers to shares of VSee Series A Preferred Stock, par value $0.0001 per share.

“VSee Series A-1 Preferred Stock” refers to shares of VSee Series A-1 Preferred Stock, par value $0.0001 per share.

“VSee Stock” refers to, collectively, the VSee Common Stock and the VSee Preferred Stock.

“VSee Stockholders” refers to the stockholders of VSee, and assumes the closing TAD Exchange.

“Warrants” refers to the warrants of DHAC, which entitles the holder to purchase one (1) share of common stock at a price of $11.50 per whole share.

Share Calculations and Ownership Percentages

Unless otherwise specified (including in the sections entitled ”Unaudited Pro Forma Condensed Combined Financial Information” and ”Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus/consent solicitation statement with respect to DHAC’s stockholders following the Business Combination are for illustrative purposes only and assume the following (certain capitalized terms below are defined elsewhere in this proxy statement/prospectus/consent solicitation):

1.	No Public Stockholders exercise their redemption rights in connection with the Closing of the Business Combination, and the balance of the Trust Account as of the Closing is the same as its balance on January 12, 2023 of approximately $7.56 million. Please see the section entitled “The Meeting — redemption rights.”
2.	There are no transfers by the Initial Stockholders of DHAC Securities held by the Initial Stockholders on or prior to the Closing Date.
3.	No holders of Warrants, PIPE Warrants or Bridge Warrants exercise any of the outstanding warrants.
4.	There are no other issuances of equity securities of DHAC prior to or in connection with the Closing, other than in connection with the Bridge Financing, the PIPE Financing, the Series B Financing and the Effective Time Options.
5.	That none of the VSee Stockholders or iDoc Stockholders exercises appraisal rights in connection with the Closing.
6.	That, unless otherwise noted or as described in item (7) below, the number of outstanding shares and equity-linked securities of each of DHAC, VSee and iDoc is the same as the number of outstanding shares and equity-linked securities of DHAC, VSee and iDoc, respectively, as of September 30, 2022.
7.	That none of the VSee Options that are outstanding as of September 30, 2022 are exercised prior to the Closing and that each of such VSee Options are terminated on or prior to the Effective Time.
8.	That all shares of Series A Preferred Stock and Series B Preferred Stock convert into Common Stock at the initial conversion prices set forth in the Series A Preferred Certificate of Designation and Series B Preferred Certificate of Designation, respectively.
9.	That the PIPE Investors purchase all of the Additional PIPE Financing.
10.	That the TAD Exchange has closed.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this proxy statement/prospectus/consent solicitation and in any document incorporated by reference herein are “forward looking statements.” Statements regarding the potential Business Combination and expectations regarding the combined business are “forward looking statements.” In addition, words such as “estimates,” “projected,” “expects,” “estimated,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include:

●	our ability to complete the Business Combination, or, if we do not consummate the Business Combination, any other initial business combination;
●	the inability to complete the transactions contemplated by the Business Combination due to the failure to satisfy any conditions to closing, including the approval of the definitive Business Combination Agreement by the stockholders of DHAC and the requirement, waivable by VSee and iDoc, following any redemptions by DHAC’s Public Stockholders, DHAC have cash or cash equivalents equal to the aggregate subscriptions by investors in the PIPE Financing;
●	the inability to consummate the PIPE Financing;
●	the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against DHAC, VSee or iDoc following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement, including the failure to satisfy any of the conditions to closing the Business Combination, or could otherwise cause the transactions contemplated by the Business Combination Agreement to fail to close;
●	the ability to obtain or maintain the listing of the Company Common Stock on Nasdaq following the Business Combination;
●	the projected financial information, anticipated growth rate and market opportunity of the Combined Company;
●	the risk that the proposed Business Combination disrupts current plans and operations of VSee or iDoc as a result of the announcement and consummation of the Business Combination;
●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the Combined Company to grow and manage growth profitably and retain its key employees;
●	the ability of the Combined Company to raise financing in the future;
●	the success, cost and timing of VSee’s, iDoc’s and the Combined Company’s product development activities;
●	the commercialization and adoption of VSee’s and iDoc’s existing products and the success of the Combined Company’s future product offerings;
●	the potential attributes and benefits of VSee’s, iDoc’s and the Combined Company’s products and services;
●	VSee’s, iDoc’s and the Combined Company’s ability to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product;
●	VSee’s, iDoc’s and the Combined Company’s ability to identify, in-license or acquire additional technology;
●	VSee’s, iDoc’s and the Combined Company’s ability to maintain existing license, manufacturing and supply agreements;

●	the size and growth potential of the markets for VSee’s, iDoc’s and the Combined Company’s products and services, and the ability of each to serve those markets, either alone or in partnership with others;
●	the pricing of VSee’s, iDoc’s and the Combined Company’s products and services and reimbursement for medical procedures conducted using VSee’s, iDoc’s and the Combined Company’s products and services;
●	VSee’s, iDoc’s and the Combined Company’s estimates regarding expenses, revenue, capital requirements and needs for additional financing;
●	VSee’s, iDoc’s and the Combined Company’s financial performance;
●	the Combined Company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination;
●	intense competition and competitive pressures from other companies in the industry in which the Combined Company will operate;
●	factors relating to the business, operations and financial performance of VSee, iDoc and the Combined Company, including market conditions and global and economic factors beyond VSee’s, iDoc’s and the Combined Company’s control;
●	the impact of the COVID-19 pandemic on VSee’s, iDoc’s and the Combined Company’s business and operations, including on the ability of DHAC, VSee and iDoc to consummate the Business Combination, and on interest rates and market volatility and their effect on the Combined Company’s business, its industry and the global economy;
●	costs related to the Business Combination;
●	the effect of legal, tax and regulatory changes; and
●	other factors detailed under the section titled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus/consent solicitation and in any document incorporated by reference herein are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this proxy statement/prospectus/consent solicitation and in our Annual Report on Form 10-K filed with the SEC on March 29, 2021. If one or more of these risks or uncertainties materialize, or if any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before you grant your proxy or instruct how your vote should be cast or vote on the Shareholder Proposals to be put to the Special Meeting, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus/consent solicitation may adversely affect DHAC, VSee, iDoc or, following the consummation of the Business Combination, the Combined Company.

VSEE’S SOLICITATION OF WRITTEN CONSENTS

VSee Consent Solicitation

The VSee board of directors is providing these consent solicitation materials to those VSee stockholders who are being requested to approve the Business Combination and adopt and approve the Business Combination Agreement and the transactions contemplated thereby (“VSee Business Combination Proposal”) by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation.

VSee Stockholders Entitled to Consent

Only VSee stockholders of record as of the close of business on [•], 2023, the VSee record date, will be entitled to execute and deliver a written consent. As of the close of the VSee record date, there were [•] shares of VSee Common Stock, [•] shares of VSee Series A Preferred Stock, and [•] shares of VSee Series A-1 Preferred Stock, in each case, outstanding and entitled to execute and deliver written consents with respect to the VSee Business Combination Proposal. Each holder of VSee Common Stock is entitled to one vote for each share of VSee Common Stock held as of the VSee record date; each holder of VSee Preferred Stock is entitled to the number of votes equal to the number of shares of VSee Common Stock into which the shares of VSee Preferred Stock held by such holder could be converted as of the VSee record date.

Submission of VSee Written Consents

A VSee Stockholder may consent to the proposals with respect to such VSee Stockholder’s shares by completing and signing the written consent furnished with this proxy statement/prospectus/consent solicitation and returning it to VSee on or before [•], 2023, the date the VSee board has set as the targeted final date for receipt of written consents. VSee reserves the right to extend the final date for receipt of written consents beyond [•], 2023 in the event that consents approving the VSee Business Combination Proposal have not been obtained by that date from holders of a sufficient number of shares of VSee Common Stock and VSee Preferred Stock to satisfy the conditions to the Business Combination. Any such extension may be made without notice to stockholders. Once all conditions to the Business Combination have been satisfied or waived, the consent solicitation will conclude.

If a VSee Stockholder holds shares of VSee Common Stock or VSee Preferred Stock as of the VSee record date and such VSee Stockholder wishes to give his/her/its written consent, such VSee Stockholder must fill out the enclosed written consent, date and sign it, and promptly return it to VSee. Once a VSee Stockholder have completed, dated and signed the written consent, such VSee Stockholder may deliver it to VSee by email to milton@vsee.com or by mail to VSee Lab Inc., 3188 Kimlee Drive, San Jose CA 95132, Attention: Milton Chen.

Executing VSee Written Consents; Revocation of VSee Written Consents

A VSee Stockholder may execute a written consent to approve the VSee Business Combination Proposal (which is equivalent to a vote for the proposal). If a VSee Stockholder does not return a written consent, it will have the same effect as a vote against the VSee Business Combination Proposal. If a VSee Stockholder is a VSee Stockholder as of the VSee record date and such VSee Stockholder returns a signed written consent without indicating such VSee Stockholder’s decision on a proposal, such VSee Stockholder will have given his/her/its consent to approve the Business Combination and adopt and approve the Business Combination Agreement and the transactions contemplated thereby.

A VSee Stockholder’s consent to a proposal may be changed or revoked at any time before the consents of a sufficient number of shares to approve and adopt the VSee Business Combination Proposal have been filed with VSee’s corporate secretary. If a VSee Stockholder wishes to change or revoke a previously given consent before that time, such VSee Stockholder may do so by delivering a notice of revocation to the Secretary of VSee or by delivering a new written consent with a later date.

VSee Solicitation of Written Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by VSee. Officers and employees of VSee may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Recommendation of the VSee Board

THE VSEE BOARD RECOMMENDS THAT THE VSEE STOCKHOLDERS APPROVE THE BUSINESS COMBINATION AND ADOPT AND APPROVE THE BUSINESS COMBINATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY EXECUTING AND DELIVERING THE WRITTEN CONSENT FURNISHED WITH THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION. The VSee Board believes the merger consideration to VSee Stockholders is fair, advisable and in the best interests of VSee and its stockholders. The management of VSee and the VSee board, after careful study and evaluation of the economic, financial, legal and other factors, also believe the Business Combination could provide the Combined Company with increased opportunity for profitable expansion of its business, which in turn should benefit VSee stockholders who become stockholders of the Combined Company.

Transaction Support Agreement

Simultaneously with the execution of the Business Combination Agreement, VSee, iDoc, DHAC, certain iDoc Stockholders and certain VSee Stockholders entered into an amended and restated transaction support agreement (the “Transaction Support Agreement”), pursuant to which, in the aggregate, approximately 64.4% (on an as-converted basis) of the voting power of the VSee Stockholders agreed, among other things, to vote all of the shares of VSee capital stock beneficially owned by them in favor of the Business Combination Agreement and related transactions and to take certain other actions in support of the Business Combination Agreement and related transactions and approve other matters submitted to VSee Stockholders for their approval.

Rights of VSee Stockholders Who Seek Appraisal

If the Business Combination is adopted by the VSee Stockholders, VSee Stockholders who do not vote in favor of the adoption of the Business Combination Agreement and who properly exercise and perfect, and do not withdraw, their demand for appraisal of their shares will be entitled to appraisal rights in connection with the Business Combination under Section 262 of the DGCL. This means that holders of VSee Stock who follow the prescribed procedures provided in Section 262 are entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares of VSee Stock, exclusive of any elements of value arising from the accomplishment or expectation of the Business Combination, together with interest to be paid upon the amount determined to be fair value, if any, as determined by the court. VSee Stockholders who wish to seek appraisal of their shares are in any case encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights due to the complexity of the appraisal process. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined pursuant to Section 262 of the DGCL could be more than, the same as or less than the value of the consideration they would receive pursuant to the Business Combination if they did not seek appraisal of their shares.

To exercise appraisal rights, a VSee Stockholder must submit a written demand for appraisal to VSee before the vote is taken on the adoption of the Business Combination Agreement (and not withdraw such demand), such VSee Stockholder must not consent or otherwise vote in favor of the proposal to approve the Business Combination Agreement and such VSee Stockholder must continue to hold the shares of VSee Stock of record through the effective time of the Business Combination. A VSee Stockholder’s failure to follow the procedures specified under the DGCL will result in the loss of such VSee Stockholder’s appraisal rights. The DGCL requirements for exercising appraisal rights are described in further detail in this proxy statement/ prospectus/consent solicitation, and the relevant section of the DGCL regarding appraisal rights is reproduced and attached as Annex E to this proxy statement/prospectus/consent solicitation. If a VSee Stockholder hold shares of VSee Stock through a broker, bank or other nominee and such VSee Stockholder wishes to exercise appraisal rights, such VSee Stockholder should consult with his/her/its broker, bank or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such broker, bank firm or nominee.

iDOC’S SOLICITATION OF WRITTEN CONSENTS

iDoc Consent Solicitation

The iDoc board of directors is providing these consent solicitation materials to those iDoc stockholders who are being requested to approve the Business Combination and adopt and approve the Business Combination Agreement and the transactions contemplated thereby (“iDoc Business Combination Proposal”) by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation.

iDoc Stockholders Entitled to Consent

Only iDoc stockholders of record as of the close of business on [•], 2023, the iDoc record date, will be entitled to execute and deliver a written consent. As of the close of the iDoc record date, there were 4,978 shares of iDoc Common Stock outstanding, entitled to execute and deliver written consents with respect to the iDoc Business Combination Proposal. Each holder of iDoc Common Stock is entitled to one vote for each share of iDoc Common Stock held as of the iDoc record date.

Submission of iDoc Written Consents

An iDoc Stockholder may consent to the proposals with respect to such iDoc Stockholder’s shares by completing and signing the written consent furnished with this proxy statement/prospectus/consent solicitation and returning it to iDoc on or before [•], 2023, the date the iDoc board has set as the targeted final date for receipt of written consents. iDoc reserves the right to extend the final date for receipt of written consents beyond [•], 2023 in the event that consents approving the iDoc Business Combination Proposal have not been obtained by that date from holders of a sufficient number of shares of iDoc Common Stock to satisfy the conditions to the Business Combination. Any such extension may be made without notice to stockholders. Once all conditions to the Business Combination have been satisfied or waived, the consent solicitation will conclude.

If a iDoc Stockholder holds shares of iDoc Common Stock as of the iDoc record date and such iDoc Stockholder wishes to give his/her/its written consent, such iDoc Stockholder must fill out the enclosed written consent, date and sign it, and promptly return it to iDoc. Once a iDoc Stockholder have completed, dated and signed the written consent, such iDoc Stockholder may deliver it to iDoc by email to iaisiku@idocvms.com or by mail to 2311 W. Main St., Houston, TX 77098, Attention: Imoigele P. Aisiku.

Executing iDoc Written Consents; Revocation of iDoc Written Consents

A iDoc Stockholder may execute a written consent to approve the iDoc Business Combination Proposal (which is equivalent to a vote for the proposal). If a iDoc Stockholder does not return a written consent, it will have the same effect as a vote against the iDoc Business Combination Proposal. If a iDoc Stockholder is a iDoc Stockholder as of the iDoc record date and such iDoc Stockholder returns a signed written consent without indicating such iDoc Stockholder’s decision on a proposal, such iDoc Stockholder will have given his/her/its consent to approve the Business Combination and adopt and approve the Business Combination Agreement and the transactions contemplated thereby.

A iDoc Stockholder’s consent to a proposal may be changed or revoked at any time before the consents of a sufficient number of shares to approve and adopt the iDoc Business Combination Proposal have been filed with iDoc’s corporate secretary. If a iDoc Stockholder wishes to change or revoke a previously given consent before that time, such iDoc Stockholder may do so by delivering a notice of revocation to the Secretary of iDoc or by delivering a new written consent with a later date.

Solicitation of iDoc Written Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by iDoc. Officers and employees of iDoc may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Recommendation of the iDoc Board

THE iDOC BOARD RECOMMENDS THAT THE iDOC STOCKHOLDERS APPROVE THE MERGER AND ADOPT AND APPROVE THE BUSINESS COMBINATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY EXECUTING AND DELIVERING THE WRITTEN CONSENT FURNISHED WITH THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION. The iDoc Board believes the merger consideration to iDoc stockholders is fair, advisable and in the best interests of iDoc and its stockholders. The management of iDoc and the iDoc board, after careful study and evaluation of the economic, financial, legal and other factors, also believe the Merger could provide DHAC with increased opportunity for profitable expansion of its business, which in turn should benefit iDoc stockholders who become stockholders of DHAC.

iDoc Stockholder Support Agreement

Simultaneously with the execution of the Business Combination Agreement, VSee, iDoc, DHAC, certain iDoc Stockholders and certain VSee Stockholders entered into a transaction support agreement (the “Transaction Support Agreement”), pursuant to which approximately 85.1% (on an as-converted basis) of the voting power of the iDoc Stockholders agreed, among other things, to vote all of the shares of iDoc capital stock beneficially owned by them in favor of the Business Combination Agreement and related transactions and to take certain other actions in support of the Business Combination Agreement and related transactions and approve other matters submitted to iDoc Stockholders for their approval.

Rights of iDoc Stockholders Who Seek Appraisal

If the Business Combination is adopted by the iDoc Stockholders, iDoc Stockholders who do not vote in favor of the adoption of the Business Combination Agreement and who properly exercise and perfect, and do not withdraw, their demand for appraisal of their shares will be entitled to appraisal rights in connection with the Business Combination under Subchapter H, Title 1, Chapter 10 of the TBOC (“Chapter 10”). This means that holders of iDoc Stock who follow the prescribed procedures provided in Chapter 10 are entitled to have their shares appraised by the Texas Court and to receive payment in cash of the “fair value” of the shares of iDoc Stock, exclusive of any elements of value arising from the accomplishment or expectation of the Business Combination, together with interest to be paid upon the amount determined to be fair value, if any, as determined by the court. Stockholders who wish to seek appraisal of their shares are in any case encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights due to the complexity of the appraisal process. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined pursuant to Chapter 10 of the TBOC could be more than, the same as or less than the value of the consideration they would receive pursuant to the Business Combination if they did not seek appraisal of their shares.

To exercise your appraisal rights, you must submit a written demand for appraisal to iDoc before the vote is taken on the adoption of the Business Combination Agreement (and not withdraw such demand), you must not consent or otherwise vote in favor of the proposal to approve the Business Combination Agreement and you must continue to hold the shares of iDoc Stock of record through the effective time of the Business Combination. Your failure to follow the procedures specified under the TBOC will result in the loss of your appraisal rights. The TBOC requirements for exercising appraisal rights are described in further detail in this proxy statement/ prospectus/consent solicitation, and the relevant section of the TBOC regarding appraisal rights is reproduced and attached as Annex F to this proxy statement/prospectus/consent solicitation. If you hold your shares of iDoc Stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such broker, bank firm or nominee.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

The following are answers to some questions that stockholders of DHAC, VSee or iDoc, may have regarding the Business Combination. We urge you to read carefully the remainder of this proxy statement/prospectus/consent solicitation because the information in this section does not provide all the information that might be important to you with respect to the Business Combination. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus/consent solicitation.

Q:	What will happen in the Business Combination?
A:

At the closing of the Business Combination, Merger Sub I will merge with and into VSee (the “VSee Merger”), with VSee surviving the VSee merger as a wholly owned subsidiary of DHAC, and Merger Sub II will merge with and into iDoc (the “iDoc Merger”), with iDoc surviving the iDoc Merger as a wholly owned subsidiary of DHAC, the cash held in the Trust Account after giving effect to any redemption of shares by DHAC’s Public Stockholders and the payment of taxes and the proceeds from the PIPE Financing will be used to repay the Bridge Notes and for working capital and general corporate purposes. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus/consent solicitation as Annex A.

Q: What is the business of each of VSee and iDoc?

A:

VSee is a leading telehealth software platform. VSee’s telemedicine solution, offering a fast, secure text + video collaboration app HIPAA messenger, fully customizable virtual waiting rooms and clinics, is a complete telehealth platform that fits into any workflow. The VSee proprietary technology platform and modular software solution enables users to plug and play telehealth services with end-to-end encrypted video streaming integrated with patient metrics, electronic medical records and other sensitive data, with multiple other interactive functionalities.

iDoc Telehealth Solutions is a leading high acuity patient care solution providing elite physician services in the Intensive care units of our major hospital systems and other customers. iDoc’s core service delivers neuro critical care through a proprietary technology platform and its exclusive modular software solution, VSee. iDoc also serves a diverse range of customers from large hospital systems to small/micro hospitals, to long-term acute care (LTAC) facilities to the federal prison system and others. iDoc connects critically ill patients to high quality Neurointensivists, general and cardiac intensivists and specialty specific e-consultations and helps to improve outcomes for patients as well as improved productivity and reduced costs for providers.

Q:	Following the Business Combination, will DHAC securities continue to trade on a stock exchange?
A:	Yes. The Combined Company intends to apply to continue the listing of our Common Stock and Warrants on Nasdaq under the symbols “VSEE,” and “VSEEW,” respectively, upon the Closing.
Q:	How has the announcement of the Business Combination affected the trading price of our Common Stock, Public Warrants and public Units?
A:

On August 10, 2022, the trading date immediately prior to the first public announcement of the Business Combination, Common Stock, Public Warrants, and public Units closed at $10.07, $0.0501, and $10.12, respectively. On January 18, 2023, the trading date immediately prior to the date of this proxy statement/prospectus/consent solicitation, our Common Stock, Public Warrants, and public Units closed at $10.8, $0.12, and $10.88, respectively.

Q:	How will the Business Combination impact the capital stock of the Combined Company outstanding after the Business Combination?
A:

After the Business Combination and the consummation of the transactions contemplated thereby, the amount of Common Stock outstanding will increase by approximately 343% to approximately 14.3 million shares of Common Stock (assuming that no additional shares of Common Stock are redeemed). Additional shares of Common Stock may be issuable after the Business Combination as a result of the issuance of additional shares that are not currently outstanding, including the issuance of shares of Common Stock upon exercise or settlement of the Public Warrants or the Private Placement Warrants and the issuance of shares of Common Stock upon conversion of the Bridge Notes (if not repaid), the PIPE Shares and/or the Series B Shares and upon exercise of the Bridge Warrants and/or the PIPE Warrants. The issuance and sale of such shares in the public market could adversely impact the market price of our Common Stock, even if the Combined Company’s business is doing well.

Q:	Did the Company’s Board of Directors obtain a third-party fairness opinion in determining whether or not to enter into the Business Combination Agreement?
A:

Yes. On August 8, 2022, at a meeting of our Board held to evaluate the Business Combination Agreement, Cassel Salpeter & Co., LLC (“Cassel Salpeter”) delivered an oral opinion, subsequently confirmed by delivery of a written opinion to our Board, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the aggregate merger consideration to be issued and paid by DHAC in the Business Combination pursuant to the First Amended and Restated Business Combination Agreement was fair, from a financial point of view, to DHAC. The opinion was addressed to the DHAC Board for the use and benefit of the members of the DHAC Board (in their capacities as such) in connection with the DHAC Board’s evaluation of the Business Combination. Cassel Salpeter’s opinion was just one of the several factors the DHAC Board took into account in making its determination to approve the Business Combination, including those described elsewhere in this proxy statement/prospectus. The opinion did not address whether the shares to be issued by DHAC in the Business Combination in the aggregate pursuant to the First Amended and Restated Business Combination Agreement was fair, from a financial point of view, to the unaffiliated stockholders of DHAC. For additional information, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Opinion of Cassel Salpeter.

The DHAC Board determined to seek this opinion in order to obtain a view from a third party with experience in de-SPAC transactions regarding the fairness, from a financial point of view, to DHAC of the consideration paid by DHAC pursuant to the Business Combination Agreement. The opinion did not address whether the DHAC Shares to be issued in the Business Combination in the aggregate pursuant to the Business Combination Agreement was fair, from a financial point of view, to the unaffiliated stockholders of DHAC.

Subsequent to the date such fairness opinion was rendered, the terms and conditions of the Business Combination Agreement and the PIPE Financing were materially changed. In addition, each of VSee and iDoc management reevaluated the combined company’s projected operating revenues; revenues were revised and now projected at $17.15 million and $35.0 million for each of the years ending December 31, 2022 and 2023, respectively.

Q:	Will the management and board of directors of DHAC change in the Business Combination?
A:

We anticipate that some of the directors and executive officers of DHAC will remain with the post- combination company. Upon completion of the Business Combination, Milton Chen and Imoigele Aisiku will become the Co-Chief Executive Officers of the Combined Company. Jerry Leonard will become the Chief Financial Officer and Secretary of the Combined Company. George McNellage will become the Chief Operating Officer and the Director of Sales. In addition, the current directors of DHAC, other than Kevin Lowdermilk and Scott Metzger, will resign from our Board. The board of directors of the Combined Company will be comprised of Milton Chen, Imoigele Aisiku, Kevin Lowdermilk, Colin O’Sullivan and Scott Metzger.

Q:	What conditions must be satisfied to complete the Business Combination?
A:

There are a number of closing conditions in the Business Combination Agreement, including the approval by the stockholders of DHAC of the Business Combination Proposal, the Charter Amendment Proposal, the Bylaws Proposal, the Governance Proposal, the Directors Proposal, the Stock Plan Proposal, the Nasdaq Merger Proposal, the Nasdaq PIPE Proposal, the Nasdaq ELOC Proposal and the Nasdaq Series B Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the sections entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement.”

Q:	What is the effect of the Business Combination on VSee Stock?
A:	Treatment of VSee Preferred Stock

Immediately prior to the Effective Time and as a condition to the Closing, all of the outstanding shares of VSee Preferred Stock will be converted into shares of VSee Common Stock in accordance with the conversion terms applicable to each series of VSee Preferred Stock as set forth in the VSee Charter. Such conversion is referred to as the VSee Preferred Stock Conversion.

Treatment of VSee Common Stock

At the Effective Time, each share of VSee Common Stock issued and outstanding as of immediately prior to the Effective Time (including shares of VSee Common Stock issued pursuant to the VSee Preferred Stock Conversion but excluding shares of Common Stock held by VSee Stockholders properly exercising dissenters rights under Delaware law) shall be automatically canceled and extinguished and converted into the right to receive the VSee Per Share Consideration (as defined and described below).

Treatment of VSee Options

On or prior to the Effective Time, all VSee Options and any other awards under the VSee Equity Plan outstanding immediately prior to the Effective Time (whether a vested or unvested) shall be terminated and shall cease to represent the right to purchase VSee Common Stock.

Q:	What is the consideration being paid to VSee Stockholders?
A:

The aggregate merger consideration that the holders of VSee Stock as of the Effective Time are entitled to receive in the Business Combination, referred to as the “VSee Closing Consideration,” is an amount equal to (1) $60,500,000, minus (2) an amount equal to the Effective Time Option Grants multiplied by $10, minus (3) the aggregate amount of VSee’s transaction expenses. “Effective Time Option Grants” refers to the stock options with an exercise price of $10 per share pursuant to the Incentive Plan to the individuals, in the amounts, and on the terms set forth on Exhibit E to the Business Combination Agreement. 100% of the VSee Closing Consideration will be paid in shares of Company Common Stock, in accordance with the terms of the Business Combination Agreement and subject to deductions for the VSee Indemnity Escrow Amount as described below. “VSee Outstanding Shares” refers to the total number of shares of VSee Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to VSee Common Stock basis, and including, without limitation or duplication, the number of shares of VSee Common Stock issuable upon conversion of the VSee Preferred Stock.

Q:	What is the effect of the Business Combination on iDoc Stock?
A:	Treatment of iDoc Common Stock

At the Effective Time, each share of iDoc Common Stock issued and outstanding as of immediately prior to the Effective Time (excluding shares of Common Stock held by iDoc Stockholders properly exercising dissenters rights under Texas law) shall be automatically canceled and extinguished and converted into the right to receive the iDoc Per Share Consideration as defined and described below).

Q:	What is the consideration being paid to iDoc Stockholders?
A:

The aggregate merger consideration that the holders of iDoc Stock as of the Effective Time are entitled to receive in the Business Combination, referred to as the “iDoc Closing Consideration,” is an amount equal to (1) $49,500,000, minus (2) the aggregate amount of iDoc’s transaction expenses. 100% of the iDoc Closing Consideration will be paid in shares of Company Common Stock in accordance with the terms of the Business Combination Agreement and subject to deductions for the iDoc Indemnity Escrow Amount as described below. “iDoc Outstanding Shares” refers to the total number of shares of iDoc Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to iDoc Common Stock basis.

Q:	Will any merger consideration be paid to VSee and iDoc stockholders after the closing?
A:

Any amounts in the VSee Indemnity Escrow Account and the iDoc Indemnity Escrow Account that are not used to satisfy VSee’s and iDoc’s indemnity obligations under the Business Combination Agreement will be released back to the VSee Stockholders and the iDoc Stockholders, respectively. See section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Indemnification and Escrow.”

Q:	What are the indemnification and escrow obligations of VSee and iDoc in connection with the Business Combination?
A:

The representations and warranties of VSee and iDoc survive for twelve (12) months following the Closing. VSee and iDoc have each agreed to indemnify and defend DHAC and its respective managers, officers, directors, employees, agents, successors and assigns (the “DHAC Indemnified Parties”) against, and shall hold them harmless from, any and all losses (excluding losses that are consequential, special or punitive in nature) arising out of: (i) any breach or inaccuracy of the representations and warranties of VSee or iDoc, respectively, in the Business Combination Agreement; (ii) any breach or non-fulfillment of any covenant, undertaking, agreement or other obligation of VSee, iDoc or their respective subsidiaries, respectively, contained in the Business Combination Agreement at or prior to the Closing; (iii) the fraud, intentional misrepresentation or willful breach of VSee, iDoc or their subsidiaries, respectively, at or prior to the Closing; (iv) pre-closing taxes of VSee and iDoc, respectively; and (v) certain specified matters set forth in the Business Combination Agreement and the schedules thereto.

VSee and iDoc shall not be liable for indemnity claims until the aggregate amount of losses equals or exceeds $75,000 (except with respect to fundamental representations of VSee and iDoc). However, the aggregate liability of VSee or iDoc for indemnification shall not exceed an amount equal to the VSee Indemnity Escrow Amount with respect to VSee, and the iDoc Indemnity Escrow Amount with respect to iDoc. The sole and exclusive source of recovery for indemnity by VSee and iDoc shall be the shares of Common Stock in the VSee Indemnity Escrow Account and the iDoc Indemnity Escrow Account, respectively. Fifty percent (50%) of the shares of Common Stock in each of the VSee Indemnity Escrow Account and the iDoc Indemnity Escrow Account will be released six (6) months after the closing date, and the remaining fifty percent (50%) will be released twelve (12) months after the Closing Date, in each case, in excess of any indemnity claims and in accordance with the terms of the Business Combination Agreement and an escrow agreement to be entered into among the parties and the Escrow Agent. See section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Indemnification and Escrow.”

Q:	What equity stake will current stockholders of DHAC, VSee and iDoc hold in the Combined Company after the closing?
A:	It is anticipated that, upon completion of the Business Combination, the ownership of the Combined Company will be as follows:
●	DHAC’s Public Stockholders are expected to beneficially own 694,123 shares of Combined Company common stock, or approximately 4.4% of the outstanding Combined Company common stock;
●	the Bridge Investor is expected to beneficially own 30,000 shares of Combined Company common stock, or approximately 0.2% of the outstanding Combined Company common stock;
●	the PIPE Investors are expected to beneficially own 1,171,300 shares of Combined Company common stock underlying the PIPE Shares (on an as-converted basis), or approximately 7.4% of the outstanding Combined Company common stock;
●	A.G.P, which has agreed to convert a deferred underwriting fee of $4,370,000 payable in connection with DHAC’s IPO into 4,370 shares of DHAC’s Series B Preferred Stock at a per share price of $1,000 upon the closing of the Business Combination, is expected to beneficially own 437,000 shares of Combined Company common stock underlying the Series B Shares (on an as-converted basis), or approximately 2.8% of the outstanding Combined Company common stock;
●	the Initial Stockholders are expected to hold 3,432,000 shares of Combined Company common stock, or approximately 21.6% of the outstanding Combined Company common stock;
●	the continuing VSee stockholders are expected to hold 5,157,942 shares of Combined Company common stock, or approximately 32.5% of the outstanding Combined Company common stock; and
●	the continuing iDoc stockholders are expected to hold 4,950,000 shares of Combined Company common stock, or approximately 31.2 % of the outstanding Combined Company common stock.

The number of shares and the interests set forth above (a) assume that (i) the number of shares of Common Stock to be issued upon closing of the Business Combination is 10,107,942 and there are no indemnity claims under the Business Combination Agreement that would reduce such shares, (ii) no additional Public Stockholders elect to have their Public Shares redeemed, (iii) the PIPE Investors purchase the full amount of the Additional PIPE Financing, (iv) there are no other issuances of equity interests of DHAC, VSee or iDoc, (v) none of the Bridge Investor, the PIPE Investors, A.G.P., the Initial Stockholders, or the current VSee or iDoc stockholders purchase shares of DHAC Common Stock in the open market, (vi) there are no exercises of stock options to be granted to certain DHAC and VSee employees, consultants and advisors in connection with the Business Combination, and (vii) all shares of Series A Preferred Stock and Series B Preferred Stock convert into Common Stock at the initial conversion prices set forth in the Series A Preferred Certificate of Designation and Series B Preferred Certificate of Designation, respectively, and (b) does not take into account the Company warrants that will remain outstanding following the Business Combination and may be exercised at a later date including the public and private Warrants, the Bridge Warrants and the PIPE

Warrants. As a result of the Business Combination, the economic and voting interests of DHAC’s stockholders will decrease. If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” i.e., all Public Shares are redeemed, and the assumptions set forth in the foregoing clauses (a)(ii) — (vii) and (b) remain true, the ownership of the Combined Company upon the closing of the Business Combination will be as follows:

●	DHAC’s Public Stockholders are expected to beneficially own 0 shares of Combined Company common stock, or approximately 0% of the outstanding Combined Company common stock;
●	the Bridge Investor is expected to beneficially own 30,000 shares of Combined Company common stock, or approximately 0.2% of the outstanding Combined Company common stock;
●	the PIPE Investors are expected to beneficially own 1,171,300 shares of Combined Company common stock underlying the PIPE Shares (on an as-converted basis), or approximately 7.7% of the outstanding Combined Company common stock;
●	A.G.P is expected to beneficially own 437,000 shares of Combined Company common stock underlying the Series B Shares (on an as-converted basis), or approximately 2.9% of the outstanding Combined Company common stock underlying the Series B Shares;
●	the Initial Stockholders are expected to hold 3,432,000 shares of Combined Company common stock, or approximately 22.6% of the outstanding Combined Company common stock;
●	the continuing VSee stockholders are expected to hold 5,157,942 shares of Combined Company common stock, or approximately 34.0% of the outstanding Combined Company common stock; and
●	the continuing iDoc stockholders are expected to hold 4,950,000 shares of Combined Company common stock, or approximately 32.6% of the outstanding Combined Company common stock.

If we assume that all outstanding public Warrants, private placement Warrants, PIPE Warrants and Bridge Warrants were exercisable and exercised following completion of the Business Combination and further assume that no additional Public Stockholders elect to have their Public Shares redeemed (and each other assumption set forth above remains the same), then the ownership of the Combined Company would be as follows:

●	DHAC’s Public Stockholders are expected to beneficially own 12,194,123 shares of Combined Company common stock, or approximately 42.6% of the outstanding Combined Company common stock;
●	the Bridge Investor is expected to beneficially own 203,913 shares of Combined Company common stock, or approximately 0.7% of the outstanding Combined Company common stock;
●	the PIPE Investors are expected to beneficially own 1,701,300 shares of Combined Company common stock, or approximately 5.9% of the outstanding Combined Company common stock;
●	A.G.P is expected to beneficially own 437,000 shares of Combined Company common stock, or approximately 1.5% of the outstanding Combined Company common stock underlying the Series B Shares;
●	the Initial Stockholders are expected to hold 3,989,000 shares of Combined Company common stock, or approximately 13.9% of the outstanding Combined Company common stock;
●	the continuing VSee stockholders are expected to hold 5,157,942 shares of Combined Company common stock, or approximately 18.0% of the outstanding Combined Company common stock; and
●	the continuing iDoc stockholders are expected to hold 4,950,000 shares of Combined Company common stock, or approximately 17.3% of the outstanding Combined Company common stock.

If Sponsor purchases all of the Additional PIPE Financing, Sponsor’s ownership interest will increase by 1.5% assuming no exercise of the PIPE Warrants.

Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination, the PIPE Financing and the Series B Financing in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”.

Q:	When is the Business Combination expected to occur?
A:	Assuming the requisite regulatory and stockholder approvals are received, DHAC expects that the Business Combination will occur as soon as possible following the Meeting.
Q:	What happens if the Business Combination is not consummated?
A:

If DHAC does not complete the Business Combination for any reason, DHAC would need to search for another target business with which to complete a business combination. If DHAC does not complete the Business Combination with VSee and iDoc or a business combination with another target business by February 8, 2023 (or a later time upon election of DHAC to extend the time period to complete an initial business combination subject to satisfaction of certain conditions), then pursuant to Article IX of its Current Charter, DHAC’s officers must take all actions necessary in accordance with the DGCL to dissolve and liquidate DHAC as soon as reasonably possible. Following dissolution, DHAC will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable and up to $100,000 of interest to pay dissolution expenses), together with any remaining out-of-trust net assets, will be distributed pro-rata to holders of shares of common stock who acquired such shares in the IPO or in the aftermarket. The estimated consideration that each share of common stock would be paid at liquidation would be approximately $10.38 per share for stockholders based on the $7,560,514.58 amount on deposit in the Trust Account as of January 12, 2023. The closing price of our common stock on the Nasdaq Stock Market as of January 18 , 2023 was $10.80. The Initial Stockholders, A.G.P., the Bridge Investor and the PIPE Investors waived the right to any liquidation distribution with respect to any shares of common stock held by them.

Q:	What happens to the funds deposited in the Trust Account following the Business Combination?
A:

Following the closing of the Business Combination, holders of Public Shares of DHAC exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to VSee and iDoc as part of the merger consideration in accordance with the terms of the Business Combination Agreement. As of January 12, 2023, there was approximately $7.56 million in the Trust Account. DHAC estimates that, net of taxes payable, approximately $10.52 per share of Common Stock will be paid to the public stockholders exercising their redemption rights. To the extent any repurchases are made on or after January 1, 2023, such repurchases may be subject to the Stock Buyback Tax (the “Repurchase Tax”), a 1% excise tax on repurchases as imposed by the Inflation Reduction Act of 2022 and effective as of January 1, 2023, which may be offset by shares newly issued during that fiscal year. The Repurchase Tax has been and will be taken into account by DHAC with respect to its decisions to repurchase shares, but there can be no assurance that the Repurchase Tax will not reduce the number of shares DHAC is able to or ultimately decides to repurchase.

Q:	Who will manage the Combined Company after the Business Combination?
A:

As a condition to the closing of the Business Combination, all of the officers and directors of DHAC, other than Kevin Lowdermilk, will resign. For information on the anticipated management of the Combined Company, see the section titled “Directors and Executive Officers of the Combined Company after the Business Combination” in this proxy statement/prospectus/consent solicitation.

QUESTIONS AND ANSWERS ABOUT THE DHAC MEETING PROPOSALS

The following are answers to some questions that a stockholder of DHAC (referred to as “you” and “your” in this section) may have regarding the Proposals being considered at the Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus/consent solicitation because the information in this section does not provide all the information that might be important to you with respect to the Proposals and the other matters being considered at the Meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus/consent solicitation.

Q:	What is the purpose of this document?
A:

DHAC, Merger Sub I, Merger Sub II, VSee and iDoc entered into the Second Amended and Restated Business Combination Agreement, dated as of October 6, 2022, as amended by the First Amendment dated November 3, 2022 (as the same has been or may be amended, modified, supplemented or waived from time to time, the “Business Combination Agreement” and the transactions contemplated by the Business Combination Agreement, the “Business Combination”), pursuant to which, among other things, (a) Merger Sub I will merge with and into VSee (the “VSee Merger”), with VSee surviving the VSee Merger as a wholly owned subsidiary of DHAC, and (b) Merger Sub II will merge with and into iDoc (the “iDoc Merger”), with iDoc surviving the iDoc Merger as a wholly owned subsidiary of DHAC. The Board is soliciting your proxy to vote for the Business Combination and other Proposals at the Meeting because you owned Company Common Stock at the close of business on [●], 2023, the “Record Date” for the Meeting, and are therefore entitled to vote at the Meeting. This proxy statement/prospectus/consent solicitation summarizes the information that you need to know in order to cast your vote.

Q:	What is being voted on?
A:	Below are the Proposals that the DHAC stockholders are being asked to vote on:
●	Proposal 1 — The Business Combination Proposal to approve the Business Combination Agreement and the Business Combination.
●	Proposals 2A-2H — The Charter Amendment Proposal to approve the Second Amended and Restated Certificate of Incorporation of DHAC attached to this proxy statement/prospectus/consent solicitation as Annex B-1, which among other things, will change the name of the Company to “VSee Health, Inc.”
●	Proposal 3 — The Bylaws Proposal to approve the Amended and Restated Bylaws of DHAC attached to this proxy statement/prospectus/consent solicitation as Annex C.
●	Proposals 4A-4H — The Governance Proposals to approve and adopt, on a non-binding advisory basis, certain differences, in the governance provisions set forth in the Amended Charter, as compared the Current Charter.
●	Proposal 5 — The Directors Proposal to elect, effective as of the consummation of the Business Combination, Milton Chen, Imoigele Aisiku, Kevin Lowdermilk, Colin O’Sullivan and Scott Metzger, to serve on the Board until their respective successors are duly elected and qualified.
●	Proposal 6 — The Stock Plan Proposal to approve the VSee Health, Inc. 2022 Equity Incentive Plan.
●	Proposal 7 — The Nasdaq Merger Proposal to approve the issuance of more than 20% of the issued and outstanding shares of common stock in connection with the terms of the Business Combination Agreement, which will result in a change of control, as required by Nasdaq Listing Rule 5635(a) and (b).
●	Proposal 8 — The Nasdaq PIPE Proposal to approve the issuance or potential issuance of more than 20% of the common stock in connection with the PIPE Financing.
●	Proposal No. 9 – The Nasdaq ELOC Proposal to approve the potential issuance of more than 20% of our Common Stock pursuant to a $100,000,000 Equity Line of Credit arrangement that the Company intends to enter into on the closing of the Business Combination with the primary PIPE Financing investor.

●	Proposal No. 10 — The Nasdaq Series B Proposal to approve the potential issuance of more than 20% of the common stock in connection with the securities purchase agreement with A.G.P.
●	Proposal 11 — The Adjournment Proposal to approve the adjournment of the Meeting.
Q:	What vote is required to approve the Proposals?
A:

Proposal 1 — The Business Combination Proposal requires the affirmative vote of the majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting. An abstention will have the effect of a vote “AGAINST” Proposal 1. Broker non-votes will have no effect on the vote for Proposal 1.

Proposals 2A-2H — Each of the Charter Amendment Proposals require the affirmative vote of the majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote. Abstentions and broker non-votes will have the effect of a vote “AGAINST” Proposals 2A-2H.

Proposal 3 — The Bylaws Proposal requires the affirmative vote of the majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote. An abstention will have the effect of a vote “AGAINST” Proposal 3. Broker non-votes will have no effect on the vote for Proposal 3.

Proposals 4A-4H — The Governance Proposals, each of which is a non-binding advisory vote, require the affirmative vote of the majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote. The failure to vote, abstentions, and broker non-votes will have no effect on the vote for Proposals 4A-4H.

Proposal 5 — The Directors Proposal requires the plurality of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote. An abstention and broker non-votes will have no effect on the vote for Proposal 5.

Proposal 6 — The Stock Plan Proposal requires the affirmative vote of the majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote. Abstentions will have the effect of a vote “AGAINST” Proposal 6. Broker non-votes will have no effect on the vote for Proposal 6.

Proposal 7 — The Nasdaq Merger Proposal requires the affirmative vote of the majority of the issued and outstanding shares of common stock present by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions will have the effect of a vote “AGAINST” Proposal 7. Broker non-votes will have no effect on the vote for Proposal 7.

Proposal 8 — The Nasdaq PIPE Proposal requires the affirmative vote of the majority of the issued and outstanding shares of common stock present by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions will have the effect of a vote “AGAINST” Proposal 8. Broker non-votes will have no effect on the vote for Proposal 8.

Proposal No. 9 – The Nasdaq ELOC Proposal requires the affirmative vote of the majority of the issued and outstanding shares of common stock present by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions will have the effect of a vote “AGAINST” Proposal 9. Broker non-votes will have no effect on the vote for Proposal 9.

Proposal No. 10 — The Nasdaq Series B Proposal requires the affirmative vote of the majority of the issued and outstanding shares of common stock present by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions will have the effect of a vote “AGAINST” Proposal 10. Broker non-votes will have no effect on the vote for Proposal 10.

Proposal 11 — The Adjournment Proposal requires the affirmative vote of the majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions will have the effect of a vote “AGAINST” Proposal 11. Broker-non votes have no effect on the vote for Proposal 11.

Q:	Why is the Company proposing the Charter Amendment Proposals?
A:

The Amended Charter that we are asking our stockholders to adopt in connection with the Business Combination provides for certain amendments to our current amended and restated certificate of incorporation, including changing the name of the Company to “VSee Health, Inc.” Pursuant to Delaware law and the Business Combination Agreement, we are required to submit the Charter Amendment Proposals to the Company’s stockholders for adoption. For additional information please see the section entitled “Proposal No. 2 — The Charter Amendment Proposals.” If each of the Charter Amendment Proposals are approved, the Company will file the Amended Charter at the closing of the Business Combination, followed immediately by the Series A Preferred Certificate of Designation and the Series B Preferred Certificate of Designation. The stockholders are not being asked to approve the Series A Preferred Certificate of Designation and the Series B Preferred Certificate of Designation.

Q:	Why is the Company proposing the Directors Proposal?
A:

The purpose of the Directors Proposal is to elect the directors comprising the board of directors of the Combined Company after the Closing Date of the Business Combination. For more information about the election of the individuals nominated to serve as directors of the Combined Company, please see the section entitled “Proposal No. 5 — The Directors Proposal.”

Q:	Why is the Company proposing the Stock Plan Proposal?
A:

The purpose of the Stock Plan Proposal is to further align the interests of the eligible participants with those of stockholders by providing long-term incentive compensation opportunities tied to the performance of the Company. Please see the section entitled “Proposal No. 6 — The Stock Plan Proposal” for additional information.

Q:	Why is the Company proposing the Nasdaq Merger Proposal?
A:

We are proposing the Nasdaq Merger Proposal in order to comply with Nasdaq Listing Rule 5635 (a) and (b), which requires stockholder approval of certain transactions that result in the issuance of 20% or more of the outstanding voting power or shares of Common Stock outstanding before the issuance of stock or securities, which issuance will result in a change of control of the Company.

In connection with the Business Combination, we expect, on a pro forma basis, to issue approximately 10,107,942 shares of Common Stock in the Business Combination and up to an additional 15,711,271 shares of Common Stock issuable upon conversion or exercise of warrants, preferred stock and options issued at or prior to Closing, subject to certain adjustments. Because we may issue 20% or more of our outstanding Common Stock and such issuance may result in a change of control of the Company, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rule 5635 (a) and (b). For more information, please see the section entitled “Proposal No. 7 — The Nasdaq Merger Proposal.”

Q:	Why is the Company proposing the Nasdaq PIPE Proposal?
A:

We are proposing the Nasdaq PIPE Proposal in order to comply with Nasdaq Listing Rule 5635(d), which requires stockholder approval of certain transactions that result in the sale, issuance, potential issuance by the issuer of common stock equal to 20% or more of the shares of common stock or 20% or more of the voting power outstanding before the issuance at a price less than the greater of book or market value of the common stock.

In connection with the PIPE Financing, we may issue up to a maximum of approximately 1,171,300 shares of Common Stock assuming conversion of all of the PIPE Shares at $10, and up to a maximum of 530,000 shares of Common Stock assuming exercise of all the PIPE Warrants, in each case subject to certain adjustments. Because we may issue 20% or more of our outstanding Common Stock at a price less than the greater of book or market value of the common stock, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rule 5635 (d). For more information, please see the section entitled “Proposal No. 8 — The Nasdaq PIPE Proposal.”

Q:	Why is the Company proposing the Nasdaq ELOC Proposal?
A:

On the closing of the Business Combination, the Company intends to enter into a $100,000,000 Equity Line of Credit arrangement (“ELOC”) with the primary PIPE Investor. The ELOC has a 24-month term, terminable by Company at any time. We are proposing the Nasdaq ELOC Proposal in order to comply with Nasdaq Listing Rule 5635(d), which requires stockholder approval of certain transactions that result in the sale, issuance, potential issuance by the issuer of common stock equal to 20% or more of the shares of common stock or 20% or more of the voting power outstanding before the issuance at a price less than the greater of book or market value of the common stock.

In connection with the ELOC, since we may issue 20% or more of our outstanding Common Stock at a price less than the greater of book or market value of the common stock, we are required to obtain stockholder approval of such issuance pursuant to

Nasdaq Listing Rule 5635 (d). For more information, please see the section entitled “Proposal No. 9 — The Nasdaq ELOC Proposal.”

Q:	Why is the Company proposing the Nasdaq Series B Proposal?
A:

We are proposing the Nasdaq Series B Proposal in order to comply with Nasdaq Listing Rule 5635(d), which requires stockholder approval of certain transactions that result in the sale, issuance, potential issuance by the issuer of common stock equal to 20% or more of the shares of common stock or 20% or more of the voting power outstanding before the issuance at a price less than the greater of book or market value of the common stock.

In connection with the Series B Financing, we may issue up to a maximum of approximately 437,000 shares of Common Stock assuming conversion of all of the Series B Shares at $10, in each case subject to certain adjustments. Because we may issue 20% or more of our outstanding Common Stock at a price less than the greater of book or market value of the common stock, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rule 5635 (d). For more information, please see the section entitled “Proposal No. 10 — The Nasdaq Series B Proposal.”

Q:	Why is the Company proposing the Adjournment Proposal?
A:

We are proposing the Adjournment Proposal to allow our Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Bylaws Proposal, the Governance Proposals, the Directors Proposal, the Stock Plan Proposal, the Nasdaq Merger Proposal, the Nasdaq PIPE Proposal, the Nasdaq ELOC Proposal, and the Nasdaq Series B Proposal, are approved. Please see the section entitled “Proposal No. 10 — The Adjournment Proposal” for additional information.

Q:	Are any of the Proposals conditioned on one another?
A:

The Business Combination Proposal is conditioned upon the approval of Proposals 2, 7, 8 and 10. Proposals 2, 3, 4, 5, 6, 7, 8, 9 and 10 are dependent upon approval of the Business Combination Proposal. It is important for you to note that in the event that the Business Combination Proposal is not approved, DHAC will not consummate the Business Combination. If DHAC does not consummate the Business Combination and fails to complete an initial business combination by February 8, 2023 (or a later time upon election of DHAC to extend the time period to complete an initial business combination subject to satisfaction of certain conditions), DHAC will be required to dissolve and liquidate, unless we seek stockholder approval to amend our Certificate of Incorporation to extend the date by which the Business Combination may be consummated.

Q:	What interests do our Initial Stockholders (which includes our Sponsor and our certain of our current officers and directors) have in the Business Combination?
A:

Our Initial Stockholders, which includes our Sponsor and certain members of our Board, officers and advisors, have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination. These interests include but are not limited to:

●	If DHAC does not consummate a business combination by February 8, 2023 (unless such date is extended in accordance with the Current Charter), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding shares of common stock for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under Delaware General Corporation Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 3,432,000 shares of Common Stock would be worthless because following the redemption of the Public Shares, DHAC would likely have few, if any, net assets and because the holders of our founder shares have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if we fail to complete a business combination within the required period.
●	The Initial Stockholders own 2,875,000 founder shares which were acquired prior to DHAC’s IPO for a purchase price of $0.0087 per share. Assuming a value of $10.00 per share of Combined Company common stock, based on the deemed value of $10.00 per share of Combined Company common stock in the proposed Business Combination, this represents an appreciation in value of approximately $9.99 per share. Given the difference in the purchase price the Initial Stockholders paid for the founder shares as compared to the deemed value of the Combined Company common stock, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Combined Company common stock trades below its deemed value and public stockholders experience a negative rate of return following the completion of the Business Combination. However, given such shares will be subject to lock-up restrictions, we believe such shares have less value.
●	Sponsor and certain additional sponsor investors purchased 557,000 private placement units in a private placement, at a purchase price of $10.00 per unit, generating total proceeds of $5,570,000. Each Private Placement Unit consists of one share of common stock and one redeemable private placement warrant. Each private placement warrant is exercisable to purchase one share of common stock at a price of $11.50 per share, subject to adjustment. In addition, if Sponsor purchases all or any portion of the Additional PIPE Financing, Sponsor will own up to an additional 2,000 shares of Series A Preferred Stock initially convertible into 234,260 shares of our Common Stock and warrants to purchase up to 106,000 shares of our Common Stock. The private shares, private warrants and, if applicable, PIPE Shares and PIPE Warrants owned by Sponsor (if any) will expire worthless if we do not consummate a business combination within the required period.
●	DHAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under DHAC’s directors’ and officers’ liability insurance after the Business Combination.
●	In order to protect the amounts held in the Trust Account, Sponsor has agreed that it will be liable to DHAC if and to the extent any claims by a vendor for services rendered or products sold to DHAC, or a prospective target business with which DHAC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of DHAC’s IPO against certain liabilities, including liabilities under the Securities Act.
●	Following consummation of the Business Combination, Sponsor, our officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by DHAC from time to time, made by Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. However, if DHAC fails to consummate a business combination within the required period, Sponsor and DHAC’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.
●	Under the terms of the Registration Rights Agreement, the Combined Company grants the Initial Stockholders certain customary demand, shelf and piggyback registration rights with respect to their shares of Combined Company common stock.
●	Specifically, the Initial Stockholders, which includes the Sponsor and certain of DHAC’s officers and directors, have invested an aggregate of $5,595,000 in DHAC securities, comprising the $25,000 purchase price for 2,875,000 founder shares and the $5,570,000 purchase price for 557,000 Private Placement Shares. Assuming a trading price of $[●] per share of (based upon the closing price of $[●] per share of Common Stock on Nasdaq on the Record Date), these 2,875,000 founder shares and 557,000 Private Placement Shares have an implied aggregate market value of $[●]. Accordingly, even if the trading price for shares of Combined Company common stock following the Business Combination was as low as approximately $[●] per share, the aggregate market value of the founder shares and Private Placement Shares (which would be shares of Combined Company common stock) would be approximately equal to the initial investment in DHAC by the Initial Stockholders. As a result, the Initial Stockholders are likely to be able to make a substantial profit on their investment in DHAC at a time when shares of Combined Company common stock have lost significant value. On the other hand, and as noted in the bullet above, if DHAC does not complete a business combination by February 8, 2023 and liquidates, the Initial Stockholders will likely lose their entire investment in DHAC. In October 2022, the Sponsor extended a $350,000 loan to DHAC to fund the cost of the Extension. Other than such loan, the Sponsor and its affiliates have not extended any loans that remain unpaid, do not have any fees or out-of-pocket expenses due, and are not waiting on any reimbursements. No additional monetary value is at risk for DHAC’s officers and directors. These financial interests may mean that the Sponsor (and DHAC’s officers and directors who are members of the Sponsor, or whose affiliates are members of the Sponsor) may be incentivized to complete the Business Combination, or an alternative business combination, with a less favorable target company or on terms less favorable to stockholders than they would otherwise recommend or approve, as the case may be, rather than allow DHAC to wind up having failed to consummate a business combination and lose their entire investment.
●	Because of these interests, the Sponsor could benefit from the completion of a business combination that is not favorable to its public shareholders and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. For example, if the share price of the DHAC common stock declined to $5.00 per share after the close of the Business Combination, DHAC’s public shareholders that purchased shares in the initial public offering, would have a loss of $5.00 per share, while Initial Stockholders (which includes the Sponsor) would have a gain of $4.99 per share because it acquired the founder shares for a nominal amount. In other words, the Initial Stockholders (which includes the Sponsor) can earn a positive rate of return on their investment even if public shareholders experience a negative rate of return in the post-combination company. If an initial business combination, such as the Business Combination, is not completed, A.G.P. will not receive deferred underwriting commissions of $4,370,000 which it has agreed to take in shares of Series B Preferred Stock initially convertible into DHAC common stock at a per share price of $10.00.
●	Because of the exercise of DHAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction, this may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.
●	Because SCS Capital Partners, an entity owned by Lawrence Sands who is a beneficial owner of founder shares and the manager of our Sponsor (and as such may be deemed to have sole voting and investment discretion with respect to the common stock held by our Sponsor), introduced each of VSee and iDoc to the Company, this financial interest may mean that the Sponsor may be incentivized to complete the Business Combination with a less favorable target company or on terms less favorable to stockholders than they would otherwise recommend or approve, as the case may be, rather than allow DHAC to wind up having failed to consummate a business combination and lose the Sponsor’s entire investment. The Company agreed to work with SCS Capital Partners to help identify potential targets for initial review before presentation to the DHAC Board for consideration and additional vetting. SCS Capital Partners also acts as a management consultant and liaison between the outside professionals and the management teams of DHAC, VSee and iDoc to help move the de-SPAC process towards a closing; neither SCS Capital Partners nor Mr. Sands has been paid or is currently being paid any compensation for such services. SCS Capital Partners also has been providing administrative offices and secretarial services for DHAC further to which it receives a monthly fee of $10,000.
●	Because the Bridge Investor is an investor in our Sponsor, this financial interest may mean that Bridge Investor may be incentivized to complete the Business Combination with a less favorable target company or on terms less favorable to stockholders than they would otherwise recommend or approve, as the case may be, rather than allow DHAC to wind up having failed to consummate a business combination and lose its entire investment.

In negotiating and in determining to recommend the Business Combination, the board of directors of DHAC took into account these interests, as well as other factors, including the redemption rights of the public stockholders and the receipt by the DHAC board of an opinion of its financial advisor regarding the fairness to DHAC of the consideration to be paid in the Business Combination. The Board felt that the overall fairness of the deal outweighed the conflicts of interest when recommending the Business Combination. The Board felt that many of these conflicts of interests were present in similar transactions and did not believe any of them outweighed the potential benefits it believed could be achieved from the consummation of the Business Combination. See the sections entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Certain Persons in the Business Combination”, and “Information about the Company Prior to the Business Combination — Conflicts of Interest” for a complete description of such interests.

Q:	How will the Initial Stockholders vote?
A:

In connection with the execution of the Business Combination Agreement, the Initial Stockholders entered into a Support Agreement with DHAC pursuant to which they agreed to vote all shares of Common Stock beneficially owned by it in favor of the Business Combination Proposal and the other Proposals (“Initial Stockholder Support Agreement”). As of [●], 2023, a total of 3,432,000 shares of Common Stock or approximately 82.6% of the outstanding shares of the Company were subject to the Initial Stockholder Support Agreement. As a result, no shares of Common Stock held by the Public Stockholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve the Business Combination Proposal is a majority of the then outstanding shares of Common Stock present and entitled to vote at the Meeting, assuming only the minimum number of shares of Common Stock to constitute a quorum is present, no shares of Common Stock held by the Public Stockholders must vote in favor of the Business Combination Proposal for it to be approved.

Q:	How many votes do I and others have?
A:	You are entitled to one vote for each share of Common Stock that you held as of the Record Date. As of the close of business on the Record Date, there were [•] outstanding shares of Common Stock.
Q:	When and where is the Meeting?
A:	The Meeting will take place virtually at www.virtualshareholdermeeting.com/DHAC2023SM, on [•], 202[•], at 9:30 a.m.
Q:	Who may vote at the Meeting?
A:

Only holders of record of Common Stock as of the close of business on [•], 2023 may vote at the Meeting of stockholders. As of [•], 2023, the record date, there were [•] shares of Common Stock outstanding and entitled to vote. Please see “The Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:	What is the quorum requirement for the Meeting?
A:

Stockholders representing a majority of the shares of Common Stock issued and outstanding as of the Record Date and entitled to vote at the Meeting must be present in person by virtual attendance or represented by proxy in order to hold the Meeting and conduct business. This is called a quorum. Shares of our Common Stock will be counted for purposes of determining if there is a quorum if the stockholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, stockholders representing a majority of the votes present in person or represented by proxy at such meeting may adjourn the meeting until a quorum is present.

Q:	Can the Business Combination be approved even if a majority of Common Stock held by Public Stockholders participating in the Meeting cast their vote against it?
A:

Yes No shares of Common Stock held by the Public Stockholders will need to be represented at the Meeting to satisfy the Meeting’s minimum quorum requirement. As described above, DHAC’s quorum requirement calls for representation of a majority of the voting power of all issued and outstanding shares of capital stock. Since there are 4,156,123 shares of Common Stock issued and outstanding as of this filing, a quorum requires representation of at least 2,078,062 shares of Common Stock. A notable outcome of this structure is that Public Stockholders will not be able to prevent an initial business combination from being approved and consummated. This is because as of the date of this filing, the Public Stockholders hold 694,123 shares of Common Stock. Because 3,432,000 votes have already been committed to vote in favor of an initial business combination by the Initial Stockholders, no additional votes would be needed for approval.

Q:	What happens if you vote against the Business Combination Proposal?
A:

If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the affirmative vote of a majority of the votes cast by holders of our Common Stock represented in person or by proxy and entitled to vote at the Stockholders Meeting, then the Business Combination Proposal will be approved and, assuming the approval of certain of the other Proposals and the satisfaction or waiver of the other conditions to closing, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the affirmative vote of a majority of the votes cast by holders of our of Common Stock represented in person or by proxy and entitled to vote at the Stockholders Meeting, then the Business Combination Proposal will fail and we will not consummate the Business Combination. If we do not consummate the Business Combination, we may continue to try to complete a business combination with a different target business until the applicable deadline. If we fail to complete an initial business combination by the applicable deadline, then we will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to our public stockholders.

Q:	Do you have Redemption Rights?
A:

Pursuant to our Current Charter, we are providing our Public Stockholders with the opportunity to redeem, upon the Closing, shares of Common Stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds of our IPO (including interest not previously released to the Company to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the approximate balance of the Trust Account of approximately $7,560,514.58 as of January 12, 2023, the estimated per share redemption price would have been approximately $10.52 (net of taxes payable). Public Stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem Public Shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing. If we receive valid redemption requests from holders of Public Shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests.

Our Initial Stockholders agreed to waive their redemption rights with respect to their shares of Common Stock, which will be excluded from the pro rata calculation used to determine the per-share redemption price. Each redemption of shares of Common Stock by our Public Stockholders will reduce the amount in the Trust Account. Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying proxy statement/prospectus/consent solicitation assumes that none of our Public Stockholders exercise their redemption rights with respect to their shares of Common Stock by the applicable deadline.

Q:	WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF PUBLIC STOCKHOLDERS VOTE IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL AND EXERCISE THEIR REDEMPTION RIGHTS?
A:

DHAC’s Public Stockholders may vote in favor of the Business Combination and still exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Stockholders are substantially reduced as a result of redemptions by Public Stockholders.

If a DHAC Public Stockholder exercises its redemption rights, such exercise will not result in the loss of any warrants that it may hold. Assuming that there are maximum redemptions or 694,123 public shares held by the Public Stockholders were redeemed, the 11,500,000 retained outstanding Public Warrants would have had an aggregate value of $[●] (based on the closing price of the Public Warrants (on [●], 2023). If a substantial number of, but not all, Public Stockholders exercise their redemption rights, any non-redeeming stockholders would experience dilution to the extent such warrants are exercised and additional shares of Combined Company shares are issued.

With fewer Public Shares and Public Stockholders, the trading market for Combined Company common stock may be less liquid than the market for Public Shares was prior to the Business Combination and the Combined Company may not be able to meet the listing standards for Nasdaq. If the Combined Company’s securities are not listed on Nasdaq and certain other conditions are not met, the PIPE Financing will not close. In addition, with fewer funds available from the Trust Account, the working capital infusion from the Trust Account into the Combined Company’s business will be reduced. See “Risk Factors” for more details.

The below table shows the anticipated beneficial ownership of various holders of Combined Company common stock upon closing of the Business Combination in the no redemption and maximum redemption scenarios and (a) assumes that (i) the number of shares of Common Stock to be issued upon closing of the Business Combination is 10,107,942 and there are no indemnity claims under the Business Combination Agreement that would reduce such shares, (ii) the PIPE Investors purchase the full amount of the Additional PIPE Financing, (iii) there are no other issuances of equity interests of DHAC, VSee or iDoc, (iv) none of the Bridge Investor, the PIPE Investors, A.G.P., the Initial Stockholders, or the current VSee or iDoc stockholders purchase shares of DHAC Common Stock in the open market, (v) there are no exercises of stock options to be granted to certain DHAC and VSee employees, consultants and advisors in connection with the Business Combination, and (vi) all shares of Series A Preferred Stock and Series B Preferred Stock convert into Common Stock at the initial conversion prices set forth in the Series A Preferred Certificate of Designation and Series B Preferred Certificate of Designation, respectively, and (b) does not take into account the Company warrants that will remain outstanding following the Business Combination and may be exercised at a later date including the public and private Warrants, the Bridge Warrants and the PIPE Warrants.

	No	Maximum
Percentage Share Ownership in the Combined Company	Redemptions	Redemptions (1)
Initial Stockholders	21.6%	22.6%
DHAC Public Stockholders	4.4%	0.0%
VSee Stockholders	32.5%	34.0%
iDoc Stockholders	31.2%	32.6%
Bridge Investor	0.2%	0.2%
PIPE Investors(3)	7.4%	7.7%
A.G.P.	2.8%	2.9%
Value of the Shares Owned by Non-Redeeming Stockholders
Total Shares Outstanding Excluding Options and Warrants(3)	15,872,365	15,178,242
Total Equity Value Post-Redemptions	$55,365,119	$48,290,245
Per Share Value(2)	$3.49	$3.18
(1)	Assumes that DHAC’s public stockholders exercise redemption rights with respect to 694,123 Public Shares, which represents redemption of 100% of the Public Shares, for an aggregate redemption payment of approximately $7.07 million.
(2)	Accounting for a subsequent forfeiture of shares, the Initial Stockholders paid $25,000 for the 2,875,000 founder shares, or approximately $0.0087 per founder share. Assuming a value of $10.00 per share of Combined Company common stock, based on the deemed value of $10.00 per share of Combined Company common stock in the proposed business combination, this represents an appreciation in value of approximately $9.99 per share of Combined Company common stock. Assuming a value of $10.00 per share of Combined Company common stock, the closing price of a share of common stock of DHAC on January 12, 2023, this represents an appreciation in value of approximately $0.69 per share of Combined Company common stock.
(3)	Assumes that the PIPE Investors purchase the entire Additional PIPE Financing.
(4)	On an as-converted basis.
Q:	Are there any arrangements to help ensure that DHAC will have sufficient funds, together with the proceeds in its Trust Account, to meet the closing conditions of the Business Combination?
A:

Yes. DHAC entered into the PIPE Securities Purchase Agreement, dated as of October 6, 2022, with the PIPE Investors pursuant to which, among other things, DHAC agreed to issue and sell, in a private placement to close immediately following the Closing of the Business Combination, an aggregate of $8,000,000 in shares of Series A Preferred Stock initially convertible at its stated value plus guaranteed interest into shares of our Common Stock at $10.00 per share and warrants initially exercisable for 424,000 shares of our Common Stock at $12.50 per share. In addition, on January 18, 2023 DHAC and Digital Health Sponsor, LLC, our Sponsor, entered into a Backstop Agreement (the “Backstop Agreement”) pursuant to which DHAC agreed to offer on or prior to the closing of the Business Combination the PIPE Investors the option to purchase up to an additional $2,000,000 in shares of Series A Preferred Stock initially convertible into 234,260 shares of DHAC common stock (the “Additional PIPE Shares” and together with the Initial PIPE Shares, the “PIPE Shares”), together with additional warrants to purchase up to 106,000 shares of DHAC common stock (the “Additional PIPE Warrants” and together with the Initial PIPE Warrants, the “PIPE Warrants”; the Additional PIPE Shares and Additional PIPE Warrants are referred to as the “Additional PIPE Securities”) pursuant to a participation right granted to the PIPE Investors under the PIPE Securities Purchase Agreement, in each case, on the same terms and conditions set forth in the PIPE Securities Purchase Agreement. Pursuant to the Backstop Agreement, if the PIPE Investors do

not elect to purchase all of the Additional PIPE Securities, our Sponsor has agreed to purchase any such unsubscribed Additional PIPE Securities concurrent with the closing of the transactions contemplated by the PIPE Securities Purchase Agreement on the same terms and conditions set forth in the PIPE Securities Purchase Agreement. To the extent not utilized to consummate the Business Combination, the proceeds from the Trust Account will be used to repay the Bridge Notes and for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future acquisitions. DHAC will agree that it (or its successor) will file with the SEC a registration statement registering the resale of the shares underlying the PIPE Shares and the PIPE Warrants and use its best efforts to have the registration statement declared effective as soon as practicable. DHAC’s Sponsor, directors, officers or their affiliates did not participate in the PIPE Financing.

In addition, in connection with the execution of the Business Combination Agreement, DHAC, VSee and iDoc entered into a securities purchase agreement with an accredited investor pursuant to which DHAC, VSee and iDoc each issued and sold to such investor 10% original issue discount senior secured promissory notes due October 5, 2023 in the principal amount of $888,888.80, $666,666.60 and $666,666.60, respectively (the “Bridge Notes”). The Bridge Notes bear guaranteed interest at a rate of 10.00% per annum and are convertible into shares of DHAC common stock under certain conditions described below. In connection with the purchase of the Bridge Notes, DHAC issued the investor (i) 173,913 warrants, each representing the right to purchase one share of DHAC common stock at an initial exercise price of $11.50, subject to certain adjustments (the “Bridge Warrants”) and (ii) 30,000 shares of DHAC common stock as additional consideration for the purchase of the Bridge Notes and Bridge Warrants. If the PIPE Financing closes in connection with the closing of the Business Combination, 110% of all unpaid principal under the Bridge Notes and guaranteed interest of 10% are due and payable at the closing of the PIPE Financing.

Q:	If you are a Company public warrant holder, can you exercise Redemption Rights with respect to your public warrants?
A:	No. The holders of our public warrants have no Redemption Rights with respect to such public warrants.
Q:	Can the Sponsor redeem its founder shares in connection with consummation of the Business Combination?
A:

No. Our Initial Stockholders, officers and directors have agreed to waive their redemption rights with respect to their shares of Common Stock, as described in the Sponsor Support Agreement in connection with the consummation of the Business Combination.

Q:	Is there a limit on the total number of shares that may be redeemed?
A:

No, our Current Charter does not provide a specified maximum redemption threshold. However, the Business Combination Agreement provides that the obligations of VSee and iDoc to consummate the Business Combination are conditioned on, after giving effect to the transactions contemplated by the Business Combination Agreement, including the PIPE Financing, DHAC having at least $5,000,001 of net tangible assets immediately after the Effective Time. In the event we do not meet this minimum net tangible assets threshold, and if VSee and iDoc does not waive this condition to closing, we may not complete the Business Combination or redeem any shares, all shares of Common Stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

Q:	Will how you vote affect your ability to exercise Redemption Rights?
A:

No. You may exercise your redemption rights whether you vote your shares of Common Stock for or against, or whether you abstain from voting on the Business Combination Proposal, or any other proposal described by this proxy statement/prospectus/consent solicitation. As a result, the Business Combination Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:	How do I exercise my redemption rights?
A:

If you are a public stockholder and you seek to have your Public Shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern Time on [•], 202[•]  (at least two business days before the Meeting), that DHAC redeem your shares into cash; and (ii) submit your request in writing to Continental, at the address listed at the end of this section and deliver your shares to Continental physically or electronically using The Depository Trust Company’s (“DTC”) DWAC (Deposit/Withdrawal at Custodian) System at least two business days before the Meeting.

Any corrected or changed written demand of redemption rights must be received by Continental two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental at least two business days before the Meeting.

DHAC stockholders may seek to have their Public Shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of common stock as of the Record Date. Any Public Stockholder who holds shares of Common Stock on or before [•], 2023 (two business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

The actual per share redemption price will be equal to the aggregate amount then on deposit in the Trust Account (before payment of interest earned on their pro rata portion of the Trust Account, net of taxes payable), divided by the number of shares of Common Stock underlying the Units sold in the IPO. Please see the section titled “The Meeting - Redemption Rights” for the procedures to be followed if you wish to redeem your shares of Common Stock for cash. The redemption rights include the requirement that a stockholder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address in order to validly redeem its public shares.

Exercise of your redemption rights will not result in either the exercise or loss of any of the warrants you may hold. Your warrants will continue to be outstanding following a redemption of your Public Common Stock and will become exercisable in connection with the completion of the Business Combination.

If you intend to seek redemption of your Public Common Stock, you will need to deliver your shares (either physically or electronically) to Continental, our Transfer Agent, prior to the Meeting, as described in this Proxy Statement/Prospectus/Consent Solicitation. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

One State Street, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?
A:

In the event that a U.S. Holder elects to redeem its Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of Common Stock under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. Whether the redemption qualifies as a sale or exchange or is treated as a distribution will depend on the facts and circumstances of each particular U.S. Holder at the time such U.S. Holder exercises his, her, or its redemption rights. If the redemption qualifies as a sale or exchange of the Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Stock redeemed exceeds one year. The deductibility of capital losses is subject to limitations. In addition, to the extent any repurchases are made on or after January 1, 2023, such repurchases may be subject to the Stock Buyback Tax (the “Repurchase Tax”), a 1% excise tax on repurchases as imposed by the Inflation Reduction Act of 2022 and effective as of January 1, 2023, which may be offset by shares newly issued during that fiscal year. The Repurchase Tax has been and will be taken into account by DHAC with respect to its decisions to repurchase shares, but there can be no assurance that the Repurchase Tax will not reduce the number of shares DHAC is able to or ultimately decides to repurchase. See “Material U.S. Federal Income Tax Considerations —Material U.S. Federal Income Tax Considerations Related to Redemption of DHAC’s Public Shares” for a more detailed discussion of the U.S. federal income tax consequences of a U.S. Holder electing to redeem its Common Stock for cash.

Q:	What do I need to do now?
A:

You are urged to read carefully and consider the information contained in this proxy statement/prospectus/consent solicitation, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus/consent solicitation and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How can I vote?
A:

If you are a stockholder of record, you may vote online at the virtual Meeting or vote by proxy using the enclosed proxy card, the Internet or telephone. Whether or not you plan to participate in the Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have already voted by proxy, you may still attend the virtual Meeting and vote online, if you choose.

To vote online at the virtual Meeting, follow the instructions below under “How may I participate in the virtual Meeting?”

To vote using the proxy card, please complete, sign and date the proxy card and return it in the prepaid envelope. If you return your signed proxy card before the Meeting, we will vote your shares as you direct.

To vote via the telephone, you can vote by calling the telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.

To vote via the Internet, please go to and follow the instructions. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day until 11:59 p.m. Eastern Time on [•], 2023. After that, telephone and Internet voting will be closed, and if you want to vote your shares, you will either need to ensure that your proxy card is received before the date of the Meeting or attend the virtual Meeting to vote your shares online.

If your shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those shares and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from us. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided.

Q:	How may I participate in the virtual Meeting?
A.	If you are a stockholder of record as of the Record Date for the Meeting, you should receive a proxy card from Broadridge, containing instructions on how to attend the virtual Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Broadridge at [●] or email [●].

You will be able to attend the special meeting, vote and submit your questions online during the special meeting by visiting www.virtualshareholdermeeting.com/DHAC2023SM.

Q:	Who can help answer any other questions I might have about the virtual Meeting?
A.	If you have any questions concerning the virtual Meeting (including accessing the meeting by virtual means) or need help voting your shares of common stock, please contact Broadridge at [●] or email [●].

The Notice of Special Meeting, proxy statement/prospectus/consent solicitation and form of Proxy Card are available at: www.proxyvote.com.

Q:	If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?
A:

No. If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any Proposal for which your broker does not have discretionary authority to vote. If a Proposal is determined to be discretionary, your broker, bank or other holder of record is permitted to vote on the Proposal without receiving voting instructions from you. If a Proposal is determined to be non-discretionary, your broker, bank or other holder of record is not permitted to vote on the Proposal without receiving voting instructions from you. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a non-discretionary proposal because the holder of record has not received voting instructions from the beneficial owner.

Each of the Proposals to be presented at the Meeting is a non-discretionary proposal. Accordingly, if you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any of the Proposals. A broker non-vote would have the same effect as a vote against the Business Combination Proposal, and the Adjournment Proposal.

Q:	What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?
A:

DHAC will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Meeting. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal.

Q:	If I am not going to attend the Meeting, should I return my proxy card instead?
A.	Yes. Whether you plan to attend the Meeting virtually or not, please read the enclosed proxy statement/prospectus/consent solicitation carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
Q:	How can I submit a proxy?
A.	You may submit a proxy by (a) visiting and following the on screen instructions (have your proxy card available when you access the webpage), or (b) calling toll-free in the U.S. or from foreign countries from any touch-tone phone and follow the instructions (have your proxy card available when you call), or (c) submitting your proxy card by mail by using the previously provided self-addressed, stamped envelope.
Q:	Can I change my vote after I have mailed my proxy card?
A:

Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the virtual Meeting in person and casting your vote or by voting again by the telephone or Internet voting options described below, or by submitting a written revocation stating that you would like to revoke your proxy that our tabulator receives prior to the Meeting. If you hold your shares of common stock through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

Broadridge Financial Solutions

51 Mercedes Way,

Edgewood, New York 11717

Unless revoked, a proxy will be voted at the virtual Meeting in accordance with the stockholder’s indicated instructions. In the absence of instructions, proxies will be voted FOR each of the Proposals.

Q:	What will happen if I return my proxy card without indicating how to vote?
A:

If you sign and return your proxy card without indicating how to vote on any particular Proposal, the shares of common stock represented by your proxy will be voted in favor of each Proposal. Proxy cards that are returned without a signature will not be counted as present at the Meeting and cannot be voted.

Q:	Should I send in my share certificates now to have my shares of common stock redeemed?
A:

DHAC stockholders who intend to have their Public Shares redeemed should send their certificates to Continental at least two business days before the Meeting. Please see “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash.

Q:	Who will solicit the proxies and pay the cost of soliciting proxies for the Meeting?
A:

DHAC will pay the cost of soliciting proxies for the Meeting. DHAC has engaged D.F. King & Co. (“D.F. King”) to assist in the solicitation of proxies for the Meeting. DHAC has agreed to pay D.F. King a fee of $12,000 plus a discretionary success fee. DHAC will also reimburse D.F. King for reasonable out-of-pocket expenses and will indemnify D.F. King and its affiliates against certain claims, liabilities, losses, damages and expenses.

Q:	What happens if I sell my shares before the Meeting?
A:

The Record Date for the Meeting is earlier than the date of the Meeting, as well as the date that the Business Combination is expected to be consummated. If you transfer your shares of Common Stock after the Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Meeting, but will transfer ownership of the shares and will not hold an interest in DHAC after the Business Combination is consummated.

Q:	Are each of VSee’s and iDoc’s stockholders required to approve the Business Combination?
A:	Yes. Each of VSee’s and iDoc’s stockholders are required to also approve the Business Combination.
Q:	Are there risks associated with the Business Combination that I should consider in deciding how to vote?
A:

Yes. There are a number of risks related to the Business Combination and other transactions contemplated by the Business Combination Agreement, that are discussed in this proxy statement/prospectus/consent solicitation. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 62 of this proxy statement/prospectus/consent solicitation.

Q:	May I seek statutory appraisal rights or dissenter rights with respect to my shares?
A:

No. Appraisal rights are not available to holders of shares of DHAC Common Stock in connection with the proposed Business Combination. For additional information, see the section titled “Appraisal Rights.”

Q:	Who can help answer my questions?
A:

If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus/consent solicitation or the enclosed proxy card, you should contact DHAC’s proxy solicitor at:

D.F. King & Co.

48 Wall Street, 22nd Floor

New York, NY 10005

Brokers and Banks Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 290-6429

Email: DHAC@dfking.com

You may also obtain additional information about DHAC from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

QUESTIONS AND ANSWERS ABOUT THE VSEE CONSENT SOLICITATION

The following are answers to some questions that a stockholder of VSee (referred to in this section as “you” or “VSee stockholders”) may have regarding the consent solicitation. We urge you to read carefully the remainder of this proxy statement/prospectus/consent solicitation /consent solicitation because the information in this section does not provide all the information that might be important to you with respect to the consent solicitation. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus/consent solicitation.

Q:	Why am I receiving this Consent Solicitation?
A:

The VSee board of directors is providing these consent solicitation materials to those VSee stockholders who are being requested to approve the VSee Business Combination Proposal by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation.

Q:	Who is entitled to consent?
A:

Only VSee stockholders of record as of the close of business on [•], 2023, the VSee record date, will be entitled to execute and deliver a written consent. As of the close of the VSee record date, there were (i) 10,563,446 shares of VSee Common Stock outstanding (which number excludes shares of VSee Common Stock issuable to stockholders of TAD in connection with the TAD Exchange), and (ii) 1,600,207 shares of VSee Preferred Stock outstanding, consisting of 371,715 shares of VSee Series A Preferred Stock and 1,228,492 shares of VSee Series A-1 Preferred Stock, in each case entitled to execute and deliver written consents with respect to the VSee Business Combination Proposal. Each holder of VSee Common Stock is entitled to one vote for each share of VSee Common Stock held as of the VSee record date; each holder of VSee Preferred Stock is entitled to the number of votes equal to the number of shares of VSee Common Stock into which the shares of VSee Preferred Stock held by such holder could be converted as of the VSee record date.

Q:	How do I submit my written consent?
A:

You may consent to the proposals with respect to your shares by completing and signing the written consent furnished with this proxy statement/prospectus/consent solicitation and returning it to VSee on or before [•], 2023, the date the VSee board has set as the targeted final date for receipt of written consents. VSee reserves the right to extend the final date for receipt of written consents beyond [•], 2023 in the event that consents approving the VSee Business Combination Proposal have not been obtained by that date from holders of a sufficient number of shares of VSee Common Stock and VSee Preferred Stock to satisfy the conditions to the Business Combination. Any such extension may be made without notice to VSee stockholders. Once all conditions to the Business Combination have been satisfied or waived, the consent solicitation will conclude.

If you hold shares of VSee Common Stock or VSee Preferred Stock as of the VSee record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to VSee. Once you have completed, dated and signed the written consent, you may deliver it to VSee by email to milton@vsee.com or by mail to VSee Lab Inc., 3188 Kimlee Drive, San Jose CA 95132, Attention: Milton Chen.

Q:	What happens if I do not consent?
A:

You may execute a written consent to approve the VSee Business Combination Proposal (which is equivalent to a vote for the proposal) or disapprove each proposal (which is equivalent to a vote against the proposal). If you do not return your written consent, it will have the same effect as a vote against the proposals. If you are a record holder and you return a signed written consent without indicating your decision on a proposal, you will be deemed to have given your consent to approve the Business Combination and adopt and approve the Business Combination Agreement and the transactions contemplated thereby.

Q:	Can I revoke my consent?
A:

Your consent to a proposal may be changed or revoked at any time before the consents of a sufficient number of shares to approve and adopt such proposal have been filed with VSee’s corporate secretary. If you wish to change or revoke a previously given consent before that time, you may do so by delivering a notice of revocation to the Secretary of VSee or by delivering a new written consent with a later date.

Q:	What does the VSee Board recommend?
A:

THE VSEE BOARD RECOMMENDS THAT THE VSEE STOCKHOLDERS APPROVE THE MERGER AND ADOPT AND APPROVE THE BUSINESS COMBINATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY EXECUTING AND DELIVERING THE WRITTEN CONSENT FURNISHED WITH THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION. The VSee board believes the merger consideration to VSee Stockholders is fair, advisable and in the best interests of VSee and its stockholders. The management of VSee and the VSee board, after careful study and evaluation of the economic, financial, legal and other factors, also believe the Business Combination could provide VSee with increased opportunity for profitable expansion of its business, which in turn should benefit VSee Stockholders who become stockholders of DHAC.

Q:	Has any VSee stockholder agreed to vote in favor of the Business Combination?
A:

Simultaneously with the execution of the Business Combination Agreement, VSee, iDoc, DHAC and certain VSee Stockholders and iDoc Stockholders entered into a transaction support agreement (“Transaction Support Agreement”) pursuant to which VSee Stockholders holding, in the aggregate, approximately 68.9% (on an as-converted basis) of the voting power of the VSee Stockholders agreed, among other things, to vote all of the shares of VSee Stock beneficially owned by them in favor of the Business Combination Agreement and related transactions and to take certain other actions in support of the Business Combination Agreement and related transactions and approve other matters submitted to VSee stockholders for their approval.

Q:	Do I have appraisal or dissenting rights?
A:

If the Business Combination is adopted by the VSee Stockholders, VSee Stockholders who do not vote in favor of the adoption of the Business Combination Agreement and who properly exercise and perfect, and do not withdraw, their demand for appraisal of their shares will be entitled to appraisal rights in connection with the Business Combination under Section 262 of the DGCL. This means that holders of VSee Stock who follow the prescribed procedures provided in Section 262 are entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares of VSee Stock, exclusive of any elements of value arising from the accomplishment or expectation of the Business Combination, together with interest to be paid upon the amount determined to be fair value, if any, as determined by the court. Stockholders who wish to seek appraisal of their shares are in any case encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights due to the complexity of the appraisal process. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined pursuant to Section 262 of the DGCL could be more than, the same as or less than the value of the consideration they would receive pursuant to the Business Combination if they did not seek appraisal of their shares.

To exercise your appraisal rights, you must submit a written demand for appraisal to VSee before the vote is taken on the adoption of the Business Combination Agreement (and not withdraw such demand), you must not consent or otherwise vote in favor of the proposal to approve the Business Combination Agreement and you must continue to hold the shares of VSee Stock of record through the effective time of the Business Combination. Your failure to follow the procedures specified under the DGCL will result in the loss of your appraisal rights. The DGCL requirements for exercising appraisal rights are described in further detail in this proxy statement/ prospectus/consent solicitation, and the relevant section of the DGCL regarding appraisal rights is reproduced and attached as Annex E to this proxy statement/prospectus/consent solicitation. If you hold your shares of VSee Stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such broker, bank firm or nominee.

QUESTIONS AND ANSWERS ABOUT THE IDOC CONSENT SOLICITATION

The following are answers to some questions that a stockholder of iDoc (referred to in this section as “you” or “iDoc stockholders”), may have regarding the consent solicitation. We urge you to read carefully the remainder of this proxy statement/prospectus/consent solicitation /consent solicitation because the information in this section does not provide all the information that might be important to you with respect to the consent solicitation. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus/consent solicitation.

Q:	Why am I receiving this Consent Solicitation?
A:

The iDoc board of directors is providing these consent solicitation materials to those iDoc stockholders who are being requested to approve the iDoc Business Combination Proposal by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation.

Q:	Who is entitled to consent?
A:

Only iDoc stockholders of record as of the close of business on [•], 2023, the [•] record date, will be entitled to execute and deliver a written consent. As of the close of the iDoc record date, there were 4,978 shares of iDoc Common Stock outstanding and entitled to execute and deliver written consents with respect to the iDoc Business Combination Proposal. Each holder of iDoc Common Stock is entitled to one vote for each share of iDoc Common Stock held as of the iDoc record date.

Q:	How do I submit my written consent?
A:

You may consent to the proposals with respect to your shares by completing and signing the written consent furnished with this proxy statement/prospectus/consent solicitation and returning it to iDoc on or before [•], 2023, the date the iDoc board has set as the targeted final date for receipt of written consents. iDoc reserves the right to extend the final date for receipt of written consents beyond [•], 2023 in the event that consents approving the iDoc Business Combination Proposal have not been obtained by that date from holders of a sufficient number of shares of iDoc Common Stock to satisfy the conditions to the Business Combination. Any such extension may be made without notice to iDoc stockholders. Once all conditions to the Business Combination have been satisfied or waived, the consent solicitation will conclude.

If you hold shares of iDoc Common Stock as of the iDoc record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to iDoc. Once you have completed, dated and signed the written consent, you may deliver it to iDoc by email to iaisiku@idocvms.com or by mail to 2311 W. Main St., Houston, TX 77098, Attention: Imoigele P. Aisiku.

Q:	What happens if I do not consent?
A:

You may execute a written consent to approve the iDoc Business Combination Proposal (which is equivalent to a vote for the proposal) or disapprove each proposal (which is equivalent to a vote against the proposal). If you do not return your written consent, it will have the same effect as a vote against the proposals. If you are a record holder and you return a signed written consent without indicating your decision on a proposal, you will be deemed to have given your consent to approve the Business Combination and adopt and approve the Business Combination Agreement and the transactions contemplated thereby.

Q:	Can I revoke my consent?
A:

Your consent to a proposal may be changed or revoked at any time before the consents of a sufficient number of shares to approve and adopt such proposal have been filed with iDoc’s corporate secretary. If you wish to change or revoke a previously given consent before that time, you may do so by delivering a notice of revocation to the Secretary of iDoc or by delivering a new written consent with a later date.

Q:	What does the iDoc Board recommend?
A:

THE iDOC BOARD RECOMMENDS THAT THE iDOC STOCKHOLDERS APPROVE THE MERGER AND ADOPT AND APPROVE THE BUSINESS COMBINATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY EXECUTING AND DELIVERING THE WRITTEN CONSENT FURNISHED WITH THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION. The iDoc board believes the merger consideration to iDoc Stockholders is fair, advisable and in the best interests of iDoc and its stockholders. The management of iDoc and the iDoc board, after careful study and evaluation of the economic, financial, legal and other factors, also believe the Business Combination could provide iDoc with increased opportunity for profitable expansion of its business, which in turn should benefit iDoc Stockholders who become stockholders of DHAC.

Q:	Has any iDoc stockholder agreed to vote in favor of the Business Combination?
A:

Simultaneously with the execution of the Business Combination Agreement, VSee, iDoc, DHAC and certain VSee Stockholders and iDoc Stockholders entered into the Transaction Support Agreement pursuant to which iDoc Stockholders holding, in the aggregate, approximately 85.1% (on an as-converted basis) of the voting power of the iDoc Stockholders agreed, among other things, to vote all of the shares of iDoc Stock beneficially owned by them in favor of the Business Combination Agreement and related transactions and to take certain other actions in support of the Business Combination Agreement and related transactions and approve other matters submitted to iDoc stockholders for their approval.

Q:	Do I have appraisal or dissenting rights?
A:

If the Business Combination is adopted by the iDoc Stockholders, iDoc Stockholders who do not vote in favor of the adoption of the Business Combination Agreement and who properly exercise and perfect, and do not withdraw, their demand for appraisal of their shares will be entitled to appraisal rights in connection with the Business Combination under Subchapter H, Chapter 10 of the TBOC. This means that holders of iDoc Stock who follow the prescribed procedures provided in Subchapter H, Chapter 10 of the TBOC are entitled to have their shares appraised by the Texas courts and to receive payment in cash of the “fair value” of the shares of iDoc Stock, exclusive of any elements of value arising from the accomplishment or expectation of the Business Combination, together with interest to be paid upon the amount determined to be fair value, if any, as determined by the court. Stockholders who wish to seek appraisal of their shares are in any case encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights due to the complexity of the appraisal process. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined pursuant to Subchapter H, Chapter 10 of the TBOC could be more than, the same as or less than the value of the consideration they would receive pursuant to the Business Combination if they did not seek appraisal of their shares.

To exercise your appraisal rights, you must submit a written demand for appraisal to iDoc before the vote is taken on the adoption of the Business Combination Agreement (and not withdraw such demand), you must not consent or otherwise vote in favor of the proposal to approve the Business Combination Agreement and you must continue to hold the shares of iDoc Stock of record through the effective time of the Business Combination. Your failure to follow the procedures specified under the TBOC will result in the loss of your appraisal rights. The TBOC requirements for exercising appraisal rights are described in further detail in this proxy statement/ prospectus/consent solicitation, and the relevant section of the TBOC regarding appraisal rights is reproduced and attached as Annex F to this proxy statement/prospectus/consent solicitation. If you hold your shares of iDoc Stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such broker, bank firm or nominee.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION

This summary highlights selected information from this proxy statement/prospectus/consent solicitation but may not contain all of the information that may be important to you. Accordingly, DHAC encourages you to read carefully this entire proxy statement, including the Business Combination Agreement attached as Annex A. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by DHAC’s stockholders and that the PIPE Investors purchase all of the Additional PIPE Financing.

The Parties to the Business Combination

Digital Health Acquisition Corp.

DHAC was incorporated as a blank check company formed under the laws of the State of Delaware on March 30, 2021. DHAC was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

On November 5, 2021, DHAC consummated the IPO of 10,000,000 Units at $10.00 per Unit, generating gross proceeds of $100,000,000. DHAC granted the underwriters in the IPO a 45-day option to purchase up to 1,500,000 additional Units to cover over-allotments. Simultaneously with the closing of the IPO, the underwriters exercised the over-allotment option in full to purchase 1,500,000 Units, generating an aggregate of additional gross proceeds of $15,000,000.

Simultaneously with the closing of the IPO, DHAC consummated the sale of 557,000 units (the “Private Units”) at a price of $10.00 per Unit in a private placement to Digital Health Sponsor LLC (the “Sponsor”), generating gross proceeds of $5,570,000.

The amounts held in the Trust Account may only be used by DHAC upon the consummation of a business combination, except that there can be released to DHAC, from time to time, any interest earned on the funds in the Trust Account that it may need to pay its tax obligations. The remaining interest earned on the funds in the Trust Account will not be released until the earlier of the completion of a business combination and DHAC’s liquidation. On June 15, 2022, DHAC executed a Business Combination Agreement (the “Original Business Combination Agreement) with Merger Sub I, Merger Sub II, VSee and iDoc with respect to the Business Combination. On August 9, 2022, DHAC, Merger Sub I, Merger Sub II, VSee and iDoc entered into the First Amended and Restated Business Combination Agreement (the “First Amended and Restated Business Combination Agreement”) to provide for the concurrent execution of financing documents for a PIPE consisting of convertible notes and warrants and delivery of Cassel Salpeter’s opinion to the Board. On October 6, 2022, DHAC, Merger Sub I, Merger Sub II, VSee and iDoc entered into the Second Amended and Restated Business Combination Agreement (the Business Combination Agreement) to make the consideration payable to VSee and iDoc stockholders 100% DHAC common stock and to provide for the concurrent execution of the PIPE Financing documents, which provide for the issuance of the PIPE Shares and PIPE Warrants. DHAC must liquidate unless a business combination is consummated by February 8, 2023, the date that is 15 months from the closing of the IPO (or a later time upon election of DHAC to extend the time period to complete an initial business combination subject to satisfaction of certain conditions).

After deducting the underwriting discounts, offering expenses, and commissions from the IPO (including the over-allotment option) and the sale of the Private Units, a total of $ 116,725,000 was deposited into the Trust Account, and the remaining $1,295,000 of the net proceeds were outside of the Trust Account and made available to be used for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

As of September 30, 2022, DHAC had $44,970 cash outside the Trust Account available for its working capital needs. As of September 30, 2022, there was $117,197,128 held in the Trust Account (including $472,120 of accrued interest which DHAC can withdraw to pay taxes).

The Units, Common Stock, and Warrants are currently listed on the Nasdaq Stock Market, under the symbols “DHACU,” “DHAC,” and “DHACW,” respectively.

DHAC’s principal executive offices are located at 980 N Federal Hwy #304, Boca Raton, FL 33432, and its telephone number is (561) 672-7068.

Merger Sub I and Merger Sub II

DHAC Merger Sub I, Inc., a Delaware corporation, and DHAC Merger Sub II, Inc., a Texas corporation, are wholly owned subsidiaries of DHAC incorporated under the laws of the State of Delaware and the State of Texas, respectively, for the purpose of implementing the Business Combination. The executive offices of Merger Sub I and Merger Sub II are located at 980 N Federal Hwy #304, Boca Raton, FL 33432, and its telephone number is (561) 672-7068.

VSee

VSee is a leading telehealth software platform. VSee’s telemedicine solution, offering a fast, secure text + video collaboration app HIPAA messenger, fully customizable virtual waiting rooms and clinics, is a complete telehealth platform that fits into any workflow. The VSee proprietary technology platform and modular software solution enables users to plug and play telehealth services with end-to-end encrypted video streaming integrated with patient metrics, electronic medical records and other sensitive data, with multiple other interactive functionalities.

VSee was incorporated under the laws of the State of Delaware on December 23, 2010 under the name “VSee Lab, Inc.” VSee’s principal executive offices are located at 3188 Kimlee Dr., Suite 100, San Jose, CA 95132, and its telephone number is (833) 390-8733.

iDoc

iDoc Telehealth Solutions is a leading high acuity patient care solution providing elite physician services in the Intensive care units of our major hospital systems and other customers. iDoc’s core service delivers neuro critical care through a proprietary technology platform and its exclusive modular software solution, VSee. iDoc also serves a diverse range of customers from large hospital systems to small/micro hospitals, to long-term acute care (LTAC) facilities to the federal prison system and others. iDoc connects critically ill patients to high quality Neurointensivists, general and cardiac intensivists and specialty specific e-consultations and helps to improve outcomes for patients as well as improved productivity and reduced costs for providers.

iDoc was incorporated under the laws of the State of Texas on September 10, 2018 under the name “iDoc Virtual Telehealth Solutions, Inc.” iDoc’s principal executive offices are located at 2311 W. Main St., Houston, TX 77098, and its telephone number is (800) 671-7393.

The Business Combination Agreement

On June 15, 2022, DHAC entered into the Business Combination Agreement, with Merger Sub I, Merger Sub II, VSee and iDoc. On August 9, 2022, DHAC, Merger Sub I, Merger Sub II, VSee and iDoc entered into the First Amended and Restated Business Combination Agreement to provide for the concurrent execution of financing documents for a PIPE consisting of convertible notes and warrants and delivery of the Cassel Salpeter’s opinion to the Board. On October 6, 2022, DHAC, Merger Sub I, Merger Sub II, VSee and iDoc entered into the Business Combination Agreement to make the consideration payable to VSee and iDoc stockholders 100% DHAC common stock and to provide for the concurrent execution of the PIPE Financing documents providing for the issuance of the PIPE Shares and the PIPE Warrants. On November 3, the parties entered into a First Amendment to remove a closing condition that DHAC have at least $10 million in cash proceeds from the transactions at closing. Pursuant to the terms of the Business Combination Agreement, a business combination by and among DHAC, VSee and iDoc will be effected through the merger of Merger Sub I with and into VSee, with VSee surviving the Merger as a wholly owned subsidiary of DHAC and the merger of Merger Sub II with and into iDoc, with iDoc surviving the Merger as a wholly owned subsidiary of DHAC. The Board of Directors of DHAC (the “Board”) has (i) approved and declared advisable the Business Combination Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Business Combination Agreement and related matters by the stockholders of DHAC. The below is a diagram of the structure of the transaction and the resulting Combined Company.

Pre-Business Combination Corporate Structure

Merger Transaction

Post-Business Combination Corporate Structure

Shareholders
VSEE Health, Inc.
(f/k/a Digital Health Acquisition Corp)
100%
100%
Vsee Lab, Inc.
iDoc Virtual Telehealth Solutions, Inc.
100%
This American Doc, Inc.
100%
iDoc Virtual Neuro Critical Care, LLC
iDoc Virtual Telehealth Texas, LLC
iDoc Telehealth Solutions New Hampshire, LLC
Encompass Healthcare Billing, LLC

The Merger Consideration

The Business Combination implies a $54.7 million post-closing equity value and a current combined equity value of VSee and iDoc at $110 million. At the Closing, each of VSee and iDoc will convert each share of VSee and iDoc capital stock (excluding shares of the holders who perfect rights of appraisal under Delaware or Texas law, as the case may be) into the right to receive the applicable merger consideration as further described below.

VSee Merger Consideration

The aggregate merger consideration that the holders of VSee Stock as of the Effective Time are entitled to receive in the Business Combination, referred to as the “VSee Closing Consideration,” is an amount equal to (1) $60,500,000, minus (2) an amount equal to the Effective Time Option Grants multiplied by $10, minus (3) the aggregate amount of VSee’s transaction expenses. “Effective Time Option Grants” refers to the stock options with an exercise price of $10 per share pursuant to the Incentive Plan to the individuals, in the amounts, and on the terms set forth on Exhibit E to the Business Combination Agreement. 100% of the VSee Closing Consideration will be paid in shares of Company Common Stock in accordance with the terms of the Business Combination Agreement and subject to deductions for the VSee Indemnity Escrow Amount as described below. The “VSee Per Share Consideration” refers to a number of shares of Common Stock equal to (a) (1) the VSee Closing Consideration, divided by (2) the total number of VSee Outstanding Shares, divided by (b) 10. “VSee Outstanding Shares” refers to the total number of shares of VSee Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to VSee Common Stock basis, and including, without limitation or duplication, the number of shares of VSee Common Stock issuable upon conversion of the VSee Preferred Stock.

iDoc Merger Consideration

The aggregate merger consideration that the holders of iDoc Stock as of the Effective Time are entitled to receive in the Business Combination, referred to as the “iDoc Closing Consideration,” is an amount equal to (1) $49,500,000, minus (2) the aggregate amount of iDoc’s transaction expenses. 100% of the iDoc Closing Consideration will be paid in shares of Company Common Stock in accordance with the terms of the Business Combination Agreement and subject to deductions for the iDoc Indemnity Escrow Amount as described below. The “iDoc Per Share Consideration” refers to a number of shares of Common Stock equal to (a) (1) the iDoc Closing Consideration, divided by (2) the total number of iDoc Outstanding Shares, divided by (b) 10. “iDoc Outstanding Shares” refers to the total number of shares of iDoc Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to iDoc Common Stock basis.

Treatment of VSee Securities

Treatment of VSee Preferred Stock

Immediately prior to the Effective Time and as a condition to the Closing, all of the outstanding shares of VSee Preferred Stock will be converted into shares of VSee Common Stock in accordance with the conversion terms applicable to each series of VSee Preferred Stock as set forth in the VSee Charter. Such conversion is referred to as the VSee Preferred Stock Conversion.

Treatment of VSee Common Stock

At the Effective Time, each share of VSee Common Stock issued and outstanding as of immediately prior to the Effective Time (including shares of VSee Common Stock issued pursuant to the VSee Preferred Stock Conversion but excluding shares of Common Stock held by VSee Stockholders properly exercising dissenters rights under Delaware law) shall be automatically canceled and extinguished and converted into the right to receive the VSee Per Share Consideration (as defined and described below).

Treatment of VSee Options

On or prior to the Effective Time, all VSee Options and any other awards under the VSee Equity Plan outstanding immediately prior to the Effective Time (whether a vested or unvested) shall be terminated and shall cease to represent the right to purchase VSee Common Stock.

Treatment of iDoc Securities

At the Effective Time, each share of iDoc Common Stock issued and outstanding as of immediately prior to the Effective Time (excluding shares of Common Stock held by iDoc Stockholders properly exercising dissenters rights under Texas law) shall be automatically canceled and extinguished and converted into the right to receive the iDoc Per Share Consideration (each as defined and described below).

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, good standing and qualification, (b) capital structure, (c) authorization to enter into the Business Combination Agreement, (d) compliance with laws and permits, (e) taxes, (f) financial statements and internal controls, (g) real and personal property, (h) material contracts, (i) environmental matters, (j) absence of changes, (k) employee matters, (l) litigation, (m) affiliate transactions, (n) data privacy, (o) IP, (p) customers and suppliers and (m) brokers and finders.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Mergers and efforts to satisfy conditions to consummation of the Mergers. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for DHAC, VSee and iDoc to use reasonable best efforts to cooperate in the preparation of the registration statement on Form S-4 relating to transactions contemplated by the Business Combination Agreement containing a prospectus and proxy statement of DHAC (the “Registration Statement / Proxy Statement”) that is required to be filed in connection with the Mergers and to obtain all requisite approvals of their respective stockholders including, in the case of DHAC, the Incentive Plan (as defined below).

The Business Combination Agreement provides that, among other things, concurrent with the execution of the Business Combination Agreement, the parties will enter into the PIPE Securities Purchase Agreement related to the PIPE Financing, and that on or prior to the closing, the parties will enter into escrow agreements, in forms agreed to by the parties.

VSee Health Inc. Incentive Plan

DHAC has agreed to approve and adopt the VSee Health, Inc. 2022 Equity Incentive Plan (the “Incentive Plan”) to be effective as of one day prior to the closing of the Business Combination and in a form mutually acceptable to DHAC, VSee and iDoc. The Incentive Plan shall provide for an initial aggregate share reserve equal to 15% of the number of shares of DHAC Common Stock outstanding following the closing after giving effect to the Business Combination, including without limitation, the PIPE Financing. Subject to approval of the Incentive Plan by DHAC’s Stockholders, DHAC has agreed to file a Form S-8 Registration Statement with the SEC following the Effective Time with respect to the shares of DHAC Common Stock issuable under the Incentive Plan.

Exclusive Dealing/Non-Solicitation Restrictions

Each of DHAC, VSee and iDoc has agreed that from the date of the Business Combination Agreement to the Effective Time or, if earlier, the valid termination of the Business Combination Agreement in accordance with its terms, it will not solicit, initiate, encourage, facilitate any discussions or negotiations with any party, or provide non-public information or data concerning it or its subsidiaries to any party relating to a Company Acquisition Proposal (as defined in the Business Combination Agreement) or enter into any agreement relating to such a proposal. Each of DHAC, VSee, and iDoc has also agreed to notify each other upon receipt of any Company Acquisition Proposal and inform each other of any modifications to such offer or information.

Conditions to Closing

The obligations of DHAC, VSee and iDoc to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of DHAC’s shareholders, (iii) the approval of VSee’s stockholders, (iv) the approval of iDoc’s stockholders, (v) after giving effect to the transactions contemplated by the Business Combination Agreement, including the PIPE Financing, DHAC having at least $5,000,001 of net tangible assets immediately after the Effective Time, and (vi) the delivery of applicable closing deliverables. In addition, the obligations of VSee and iDoc to consummate the Business Combination are subject to the fulfillment of other closing conditions, including, but not limited to, (i) the approval by the Nasdaq Capital Market of DHAC’s listing application in connection with the Business Combination and (ii) the DHAC board of directors consisting of the number of directors, and comprising the individuals, as contemplated by the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated at any time prior to the Effective Time as follows:

(i)by mutual written consent of each of DHAC, VSee and iDoc;
(ii)by either DHAC, on the one hand, and VSee and iDoc, on the other hand, if the other party has breached its representations, warranties, covenants or agreements in the Business Combination Agreement such that the conditions to closing cannot be satisfied and such breach cannot be cured within certain specified time periods, provided that the party seeking to terminate is not itself in breach of the Business Combination Agreement;
(iii)by either DHAC, VSee or iDoc, if the transactions are not consummated on or before December 31, 2022, provided that the failure to consummate the transaction by that date is not due to a material breach by the party seeking to terminate and which is the proximate cause for the conditions to close not being satisfied;
(iv)by either DHAC, VSee, or iDoc, if a governmental entity shall have issued a law or final, non-appealable governmental order, rule or regulation permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger;
(v)by either DHAC, VSee, or iDoc, if the DHAC stockholders do not approve the Business Combination Agreement at a meeting held for that purpose; or
(vi)by DHAC if either of the VSee stockholders or the iDoc stockholders do not approve the Business Combination Agreement or VSee or iDoc fail to deliver, or cause to be delivered to DHAC a Transaction Support Agreement duly executed by each Supporting Company Person (as such term is defined in the Business Combination Agreement);

The Business Combination Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about DHAC, VSee, iDoc or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about DHAC, VSee, iDoc or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that DHAC makes publicly available in reports, statements and other documents filed with the SEC. DHAC, VSee and iDoc investors and securityholders are not third-party beneficiaries under the Business Combination Agreement.

Indemnification and Escrow

The representations and warranties of VSee and iDoc survive for twelve (12) months following the Closing. VSee and iDoc have each agreed to indemnify and defend DHAC and its respective managers, officers, directors, employees, agents, successors and assigns (the “DHAC Indemnified Parties”) against, and shall hold them harmless from, any and all losses (excluding losses that are consequential, special or punitive in nature) arising out of: (i) any breach or inaccuracy of the representations and warranties of VSee or iDoc, respectively, in the Business Combination Agreement; (ii) any breach or non-fulfillment of any covenant, undertaking, agreement or other obligation of VSee, iDoc or their respective subsidiaries, respectively, contained in the Business Combination Agreement at or prior to the Closing; (iii) the fraud, intentional misrepresentation or willful breach of VSee, iDoc or their subsidiaries, respectively, at or prior to the Closing; (iv) pre-closing taxes of VSee and iDoc, respectively; and (v) certain specified matters set forth in the Business Combination Agreement and the schedules thereto.

VSee and iDoc shall not be liable for indemnity claims until the aggregate amount of losses equals or exceeds $75,000 (except with respect to fundamental representations of VSee and iDoc). However, the aggregate liability of VSee or iDoc for indemnification shall not exceed an amount equal to the VSee Indemnity Escrow Amount with respect to VSee, and the iDoc Indemnity Escrow Amount with respect to iDoc. The sole and exclusive source of recovery for indemnity by VSee and iDoc shall be the shares of DHAC Common Stock in the VSee Indemnity Escrow Account and the iDoc Indemnity Escrow Account, respectively. Fifty percent (50)% of the shares in each of the VSee Indemnity Escrow Account and the iDoc Indemnity Escrow Account will be released six (6) months after the closing date, and the remaining fifty percent (50)% will be released twelve (12) months after the closing date, in each case, in excess of any indemnity claims and in accordance with the terms of the Business Combination Agreement and an escrow agreement to be entered into among the parties and the Escrow Agent.

Certain Related Agreements

Transaction Support Agreement. In connection with the execution of the Business Combination Agreement, Milton Chen, the Executive Vice Chairman of VSee, Imoigele Aisiku, the Executive Chairman of the Board of Directors of iDoc, and certain other stockholders of VSee and iDoc (collectively, the “Supporting Stockholders”) entered into a Transaction Support Agreement dated June 15, 2022, which was amended and restated on August 9, 2022 and further amended and restated on October 6, 2022 (as may be further amended and restated “Transaction Support Agreement”), with DHAC. Under the Transaction Support Agreement, each Supporting Stockholder agreed to, among other things, (i) support and vote in favor of the Business Combination Agreement and the related transactions contemplated therein at DHAC’s stockholder meeting; (ii) not effect any sale or distribution of any shares of capital stock of DHAC, VSee, or iDoc; and (iii) take or cause to be done such further acts and things as may be reasonably necessary or advisable to cause the parties to fulfill their respective obligations under the Business Combination Agreement and consummate the transactions contemplated thereby. The shares of VSee Stock and iDoc Stock that are owned by the Supporting Stockholders and subject to the Transaction Support Agreement represent approximately 68.9% of the aggregate outstanding voting power of VSee Stock (on an as-converted basis) and approximately 85.1% of the aggregate outstanding voting power of iDoc Stock. In addition, the Transaction Support Agreement prohibits the Supporting Stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

Sponsor Support Agreement. In connection with the execution of the Original Business Combination Agreement, the Sponsor, certain other stockholders of DHAC (together with Sponsor, the “DHAC Supporting Stockholders”), DHAC, VSee and iDoc entered into a support agreement, dated as of June 15, 2022 (the “Sponsor Support Agreement”), pursuant to which the Sponsor and each other DHAC Supporting Stockholder has agreed to, among other things (a) vote in favor of the Business Combination Agreement and the transactions contemplated hereby (including the Mergers), (b) not effect any sale or distribution of any equity securities of DHAC held by such stockholders subject to the terms described therein and (c) not to redeem any of the equity securities of DHAC such stockholder owns, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

Escrow Agreements. At the closing of the transactions contemplated by the Business Combination Agreement, DHAC, Continental in its capacity as escrow agent, and each of VSee and iDoc, will enter into one or more Escrow Agreements pursuant to which (i) 2% of the VSee Closing Consideration and (ii) 2% of the iDoc Closing Consideration will be held in escrow to secure the indemnification obligations of VSee and iDoc as contemplated by the Business Combination Agreement.

Leak-Out Agreement. In connection with the execution of the Business Combination Agreement, DHAC and a certain stockholder of VSee will enter into a Leak-Out Agreement, pursuant to which such stockholder will agree that, for a period of time as set forth therein (the “Restricted Period”), neither the signing stockholder nor any of its affiliates shall sell, dispose, or transfer (including short sales, swaps, and derivative transactions), DHAC Common Stock held by the signing stockholder on the Closing Date in an amount representing more than 10% of the trading volume of DHAC’s Common Stock as reported by Bloomberg, LP on any date during the Restricted Period.

PIPE Financing

PIPE Securities Purchase Agreement. In connection with the execution of the Business Combination Agreement, DHAC executed an Amended and Restated Securities Purchase Agreement (the “PIPE Securities Purchase Agreement”) dated October 6, 2022 with certain PIPE Investors whereby the PIPE Investors subscribed for and will purchase, and DHAC will issue and sell, (i) 8,000 shares of Series A Preferred Stock (“Initial PIPE Shares”) convertible into shares of DHAC common stock and (ii) warrants (“Initial PIPE Warrants”) exercisable for 424,000 shares of DHAC Common Stock (such transactions, the “Initial PIPE Financing”) for aggregate proceeds of at least $8,000,000.

The PIPE Securities Purchase Agreement also provides that at any time after the date of the PIPE Securities Purchase Agreement and including (x) with respect to the PIPE Investors’ right to purchase Additional Offering Securities further to an Additional Offering (as each term is defined below) the earlier to occur of (I) the first anniversary of the date of the PIPE Securities Purchase Agreement and (II) the date of the consummation of one or more Subsequent Placements (as defined in the PIPE Securities Purchase Agreement) with the PIPE Investors on terms identical to the PIPE Securities Purchase Agreement and the other PIPE Financing documents in all material respects with an aggregate purchase price of at least $10 million (the “Additional Offering”, and the securities thereof, the “Additional Offering Securities”) and (y) with respect to Buyer’s right to participate in a Subsequent Placement other than an Additional Offering the earlier to occur of (I) the initial date after the Closing that no PIPE Shares remain outstanding, and (II) the date of the consummation of a Subsequent Placement by the Company with gross proceeds, paid in cash, of at least $5,000,000, in either case, neither the Company nor any of its subsidiaries shall, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with the PIPE Investors’ participation right described herein and set forth in the PIPE Securities Purchase Agreement. With respect to (i) Additional Offerings, DHAC is required to offer 100% of the Additional Offering Securities to the PIPE Investors; and (ii) Subsequent Placements, DHAC is required to offer 25% of the Offered Securities to the PIPE Investors.

On January 18, 2023 DHAC and Digital Health Sponsor, LLC, our Sponsor, entered into a Backstop Agreement (the “Backstop Agreement”) pursuant to which DHAC agreed to offer on or prior to the closing of the Business Combination the PIPE Investors the option to purchase up to an additional 2,000 shares of Series A Preferred Stock initially convertible into 234,260 shares of DHAC common stock (the “Additional PIPE Shares” and together with the Initial PIPE Shares, the “PIPE Shares”), together with additional warrants to purchase up to 106,000 shares of DHAC common stock (the “Additional PIPE Warrants” and together with the Initial PIPE Warrants, the “PIPE Warrants”; the Additional PIPE Shares and Additional PIPE Warrants are referred to as the “Additional PIPE Securities”) pursuant to a participation right granted to the PIPE Investors under the PIPE Securities Purchase Agreement, in each case, on the same terms and conditions set forth in the PIPE Securities Purchase Agreement for an aggregate purchase price of up to $2,000,000 (such proceeds together with the proceeds from the Initial PIPE Financing, the “Aggregate Closing PIPE Proceeds”). Pursuant to the Backstop Agreement, if the PIPE Investors do not elect to purchase all of the Additional PIPE Securities, our Sponsor has agreed to purchase any such unsubscribed Additional PIPE Securities concurrent with the closing of the transactions contemplated by the PIPE Securities Purchase Agreement on the same terms and conditions set forth in the PIPE Securities Purchase Agreement.

The Aggregate Closing PIPE Proceeds will be a part of the aggregate cash proceeds available for release to DHAC, Merger Sub I, and Merger Sub II in connection with the transactions contemplated by the Business Combination Agreement. The PIPE Warrants are exercisable into shares of DHAC Common Stock at a price of $12.50 per share and expire 5 years from the date of issuance. The PIPE Shares are convertible into shares of DHAC Common Stock at a price of $10.00 per share, subject to certain adjustments. The Certificate of Designation of the Series A Preferred Stock establishes the terms and conditions of the Series A Preferred Stock. For more information, see “Description of the Combined Company’s Securities — Series A Preferred Stock” and “Description of the Combined Company’s Securities — PIPE Warrants.”

PIPE Registration Rights Agreement. In connection with the closing of the transactions contemplated by the PIPE Securities Purchase Agreement, DHAC and the PIPE Investors will enter into the registration rights agreement (the “PIPE Registration Rights Agreement”). The PIPE Registration Rights Agreement provides the PIPE Investors with customary registration rights with respect to the shares of Common Stock underlying the PIPE Shares and PIPE Warrants issued to the PIPE Investors. Pursuant to the Registration Rights Agreement, DHAC will agree to (i) file a registration statement with the SEC for the registration and resale of a number of shares of DHAC Common Stock at least equal to 200% of the sum of the number of shares of DHAC Common Stock issuable upon conversion of the PIPE Shares and upon exercise of the PIPE Warrants (collectively, the “Registrable Securities”) within 30 days after the closing of the PIPE Securities Purchase Agreement; (ii) to use DHAC’s best efforts to have such registration statement to be declared effective as soon as practicable after the filing thereof, but no later than earlier of (a) the 90th calendar day (or 120th calendar day if the SEC notifies the Company that it will “review” the registration statement) and (b) the 2nd business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review and (iii) to use DHAC’s best efforts to maintain the effectiveness of such registration statement with respect to the Registrable Securities at all times until the date all of the securities covered hereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act.

PIPE Lock-Up Agreement. Pursuant to the PIPE Securities Purchase Agreement, certain of DHAC’s stockholders will enter into a lock-up agreement (the “PIPE Lock-Up Agreement”) with DHAC. Pursuant to the PIPE Lock-Up Agreement, such stockholders will not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of DHAC Common Stock or Convertible Securities (as defined in the PIPE Securities Purchase Agreement), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to any shares of Common Stock or Convertible Securities owned directly by the PIPE Investors (including holding as a custodian) or with respect to which each PIPE Investor has beneficial ownership within the rules and regulations of the Securities and Exchange Commission (collectively, the “PIPE Investor Shares”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the PIPE Investor Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of DHAC Common Stock or other securities, in cash or otherwise, or (iii) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of DHAC Common Stock or Convertible Securities or (iv) publicly disclose the intention to do any of the foregoing.

Under the PIPE Lock-Up Agreement, the PIPE Lock-Up Period means the period beginning on the date of the Lock-Up Agreement and ending on the earliest of (i) eight months after the Closing Date, or (ii) on the trading day after DHAC’s Common Stock exceeds $12.50 (as adjusted for any stock splits, stock dividends, stock combinations recapitalizations and similar events) for a period of twenty consecutive trading days after the Closing Date.

Bridge Financing

Bridge Securities Purchase Agreement. In connection with the execution of the Business Combination Agreement, DHAC, VSee and iDoc entered into a securities purchase agreement with an accredited investor, who is also an investor in our Sponsor, pursuant to which DHAC, VSee and iDoc each issued and sold to such investor 10% original issue discount senior secured promissory notes due October 5, 2023 in the aggregate principal amount of $2,222,222 (the “Bridge Notes”). The Bridge Notes will be assumed by DHAC in connection with the closing of the Business Combination. The Bridge Notes bear guaranteed interest at a rate of 10.00% per annum and are convertible into shares of DHAC common stock under certain conditions described below. In connection with the purchase of the Bridge Notes, DHAC issued the investor (i) 173,913 warrants, each representing the right to purchase one share of DHAC common stock at an initial exercise price of $11.50, subject to certain adjustments (the “Bridge Warrants”) and (ii) 30,000 shares of DHAC common stock as additional consideration for the purchase of the Bridge Notes and Bridge Warrants. If the PIPE Financing closes in connection with the closing of the Business Combination, 110% of all unpaid principal under the Bridge Notes and guaranteed interest of 10% are due and payable at the closing of the PIPE Financing. For more information, see “Description of the Combined Company’s Securities — Bridge Notes” and “Description of the Combined Company’s Securities — Bridge Warrants.”

Series B Financing

DHAC executed a Securities Purchase Agreement (the “Series B Securities Purchase Agreement”) dated November 3, 2022 with A.G.P. whereby A.G.P. subscribed for and will purchase, and DHAC will issue and sell, at the closing of the Business Combination,

4,370 shares of Series B Preferred Stock (“Series B Shares”) convertible into shares of DHAC common stock. The purchase price for the Series B Shares will be paid by conversion of A.G.P.’s $4,370,000 deferred underwriting fee into such Series B Shares. The Certificate of Designation of the Series B Preferred Stock establishes the terms and conditions of the Series B Preferred Stock. For more information, see “Description of the Combined Company’s Securities — Series B Preferred Stock.”

ELOC

On the closing of the Business Combination, the Company intends to enter into a $100,000,000 Equity Line of Credit arrangement (“ELOC”) with the primary PIPE Investor. The ELOC has a 24-month term, terminable by Company at any time.

Management

Effective as of the closing of the Business Combination, all of the executive officers of DHAC immediately prior to the closing of the Business Combination shall resign, Milton Chen and Imoigele Aisiku will become the Co-Chief Executive Officers of the Combined Company. Jerry Leonard will become the Chief Financial Officer and Secretary of the Combined Company. George McNellage will become the Chief Operating Officer and the Director of Sales. In addition, the current directors of DHAC, other than Kevin Lowdermilk and Scott Metzger,will resign from our Board. The board of directors of the Combined Company will be comprised of Milton Chen, Imoigele Aisiku, Kevin Lowdermilk, Colin O’Sullivan and Scott Metzger.

See “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

Indemnification Agreements.  In connection with the Closing, DHAC has agreed to enter into customary indemnification agreements, in form and substance reasonably acceptable to DHAC, VSee and iDoc, with the individuals who will be nominated and, subject to stockholder approval, elected to DHAC’s board of directors effective as of the Closing.

Voting Securities

As of the Record Date, there were [•] shares of Common Stock issued and outstanding. Only DHAC stockholders who hold shares of Common Stock of record as of the close of business on [•], 2023 are entitled to vote at the Meeting or any adjournment thereof. Approval of the Business Combination Proposal, Charter Amendment Proposal, the Bylaws Proposal, Governance Proposals, the Directors Proposal, the Stock Plan Proposal, the Nasdaq Merger Proposal, the Nasdaq PIPE Proposal, the Nasdaq ELOC Proposal, The Nasdaq Series B Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting or any adjournment thereof.

Attending the Meeting either in person by virtual attendance or by submitting your proxy and abstaining from voting will have the same effect as voting against all the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the Proposals, other than the Charter Amendment Proposal, for which it will have the same effect as voting against the Proposal.

Pursuant to the Initial Stockholder Support Agreement, the Initial Stockholders holding an aggregate of 3,432,000 shares of Common Stock have agreed to vote their shares in favor of each of the Proposals set forth in this proxy statement/prospectus/consent solicitation. As a result, no shares of Common Stock held by the Public Stockholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve the Business Combination Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of shares of Common Stock to constitute a quorum is present, no shares of common stock held by the public stockholders must vote in favor of the Business Combination Proposal for it to be approved.

Appraisal Rights

Appraisal rights are not available to holders of DHAC shares of Common Stock in connection with the proposed Business Combination under Delaware law. A summary of the appraisal rights that may be available to VSee Stockholders under Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) with respect to the Business Combination is described in “Appraisal Rights — VSee Stockholder Appraisal Rights”. A copy of Section 262 of the DGCL is attached as Annex E to this proxy statement/prospectus/consent solicitation. A summary of the appraisal rights that may be available to iDoc Stockholders under Subchapter H, Chapter 10, Title 1 of the Texas Business Organizations Code (“TBOC”) with respect to the Business Combination is described in “Appraisal Rights — iDoc Stockholder Appraisal Rights”. A copy of Subchapter H, Title 1, Chapter 10of the TBOC is attached as Annex F to this proxy statement/prospectus/consent solicitation.

Redemption Rights

Pursuant to DHAC’s Current Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the trust account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding Public Shares. As of [●], 2023, this would have amounted to approximately $[●] per share.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)	(a) hold Public Shares, or

(b) hold Public Shares through Units and you elect to separate your Units into the underlying Public Shares prior to exercising your redemption rights with respect to the Public Shares; and

(ii)	prior to 5:00 p.m., Eastern Time, on [•], 202[•], (a) submit a written request to Continental that DHAC redeem your Public Shares for cash and (b) deliver your Public Shares to Continental, physically or electronically through DTC.

Holders of outstanding Units must separate the underlying Public Shares prior to exercising redemption rights with respect to the Public Shares. If the Units are registered in a holder’s own name, the holder must deliver the certificate for its Units to Continental, with written instructions to separate the Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the Public Shares from the Units.

If a holder exercises his/her redemption rights, then such holder will be exchanging his/her Public Shares for cash and will no longer own shares of the Combined Company. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its Public Shares (either physically or electronically) to Continental in accordance with the procedures described herein. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash.

Ownership of the Post-Business Combination Company After the Closing

On October 20, 2022, stockholders of DHAC approved a proposal to amend DHAC’s amended and restated certificate of incorporation to (a) extend the date by which DHAC has to consummate a business combination (the ‘‘Extension’’) for an additional three (3) months, from November 8, 2022 to February 8, 2023, (b) provide DHAC’s board of directors the ability to further extend the date by which DHAC has to consummate a business combination up to three (3) additional times for three (3) months each time, for a maximum of nine (9) additional months if Digital Health Sponsor, LLC, our ‘‘sponsor’’, pays an amount equal to $350,000 for each three-month extension (the ‘‘Extension Fee’’), which amount shall be deposited in the trust account of the company; provided, that if as of the time of an extension DHAC has filed a Form S-4 registration statement in connection with its initial business combination, then no Extension Fee would be required in connection with such extension, and (c) allow for DHAC to provide redemption rights to DHAC’s public stockholders in accordance with the requirements of the amended and restated certificate of incorporation without complying with the tender offer rules. The Sponsor has agreed to loan DHAC said $350,000. In connection with such stockholder vote, an aggregate of 10,805,877 shares of DHAC’s common stock were redeemed leaving 4,156,123 shares issued and outstanding and entitled to vote as of October 20, 2022.

The following table shows all possible sources and the extent of dilution our shareholders who elect not to redeem their shares may experience in connection with the Business Combination, the PIPE Financing and the Series B Financing, assuming no redemption, intermediate levels of redemption and maximum redemption scenarios, and assuming that all transaction expenses are paid by VSee and iDoc prior to the Closing and there are no indemnity claims pursuant to the Business Combination Agreement such that no expenses which would be payable by DHAC or indemnity claims payable by VSee or iDoc are deducted from their consideration at or after closing (on an as-converted basis):

	No	%	25%	%	50%	%	75%	%	Maximum	%
	Redemptions(1)	Outstanding	Redemption(2)	Outstanding	Redemption(3)	Outstanding	Redemption(4)	Outstanding	Redemption(5)	Outstanding
Sponsor as well as current Management, Board and Advisors(6)	3,432,000	21.62%	3,432,000	21.86%	3,432,000	22.11%	3,432,000	22.36%	3,432,000	22.61%
Public Shares subject to redemption(7)	694,123	4.37%	520,592	3.32%	347,062	2.24%	173,531	1.13%	0	0.00%
VSee	5,157,942	32.50%	5,157,942	32.86%	5,157,942	33.22%	5,157,942	33.60%	5,157,942	33.98%
IDoc	4,950,000	31.19%	4,950,000	31.53%	4,950,000	31.88%	4,950,000	32.24%	4,950,000	32.61%
PIPE Shares(8)	1,171,300	7.38%	1,171,300	7.46%	1,171,300	7.54%	1,171,300	7.63%	1,171,300	7.72%
Bridge Shares(9)	30,000	0.19%	30,000	0.19%	30,000	0.19%	30,000	0.20%	30,000	0.20%
AGP Shares	437,000	2.75%	437,000	2.78%	437,000	2.81%	437,000	2.85%	437,000	2.88%
Pro forma common stock at September 30, 2022	15,872,365	100.00%	15,698,834	100.00%	15,525,304	100.00%	15,351,773	100.00%	15,178,242	100.00%
Potential sources of dilution:
Public Warrants	11,500,000	38.36%	11,500,000	38.59%	11,500,000	38.81%	11,500,000	39.04%	11,500,000	39.27%
Private Warrants	557,000	1.86%	557,000	1.87%	557,000	1.88%	557,000	1.89%	557,000	1.90%
PIPE Warrants	530,000	1.77%	530,000	1.78%	530,000	1.79%	530,000	1.80%	530,000	1.81%
Bridge Warrants	173,913	0.58%	173,913	0.58%	173,913	0.59%	173,913	0.59%	173,913	0.59%
Stock options to be issued at effective time under stock option plan to be adopted at effective time (10)	1,342,058	4.48%	1,342,058	4.50%	1,342,058	4.53%	1,342,058	4.56%	1,342,058	4.58%
(1)	Assumes that no additional DHAC public stockholders are redeemed.
(2)	Assumes that 173,531 Public Shares are redeemed for aggregate redemption payments of approximately $1,768,281, assuming a $10.19 per share redemption price and based on funds in the Trust Account as of September 30, 2022.
(3)	Assumes that 347,061 Public Shares are redeemed for aggregate redemption payments of approximately $3,536,552, assuming a $10.19 per share redemption price and based on funds in the Trust Account as of September 30, 2022.
(4)	Assumes that 520,592 Public Shares are redeemed for aggregate redemption payments of approximately $5,304,832, assuming a $10.19 per share redemption price and based on funds in the Trust Account as of September 30, 2022.
(5)	Assumes that 694,123 Public Shares are redeemed for aggregate redemption payments of approximately $7,074,874, assuming a $10.19 per share redemption price and based on funds in the Trust Account as of September 30, 2022.
(6)	Excludes 557,000 Private Warrants and assumes Sponsor does not purchase any portion of the Additional PIPE Financing. If all potential sources of dilution were exercised and converted into Common Stock the Initial Stockholders would hold approximately 1.86%, 1.87%, 1.88%, 1.89% and 1.90% under the No Redemptions, 25% Redemption, 50% Redemption, 75% Redemption, and Maximum Redemption scenarios, respectively. See “Risk Factors — Risks Related to DHAC’s Business and the Business Combination — The DHAC Public Stockholders will experience dilution as a consequence of, among other transactions, the issuance of Common Stock as consideration in the Business Combination” for additional information related to the risk of dilution to our public stockholders.
(7)	Excludes 11,500,000 Public Warrants. If all potential sources of dilution were exercised and converted into Common Stock the DHAC public stockholders would hold approximately 38.36%, 38.59%, 38.81%, 39.04%, 39.27% under the No Redemptions,

25% Redemption, 50% Redemption, 75% Redemption, and Maximum Redemption scenarios, respectively. See “Risk Factors — Risks Related to DHAC’s Business and the Business Combination — The DHAC Public Stockholders will experience dilution as a consequence of, among other transactions, the issuance of Common Stock as consideration in the Business Combination” for additional information related to the risk of dilution to our public stockholders.
(8)	Assumes the PIPE Investors purchase all of the Additional PIPE Financing and that the PIPE Shares are converted at the initial conversion price of $10, with each share’s stated value of $1,060 and including guaranteed dividends, and excludes the 530,000 PIPE Warrants exercisable at the initial exercise price of $12.50. Each of the exercise price of the PIPE Warrants and the conversion price of the PIPE Shares is subject to reset and adjustment under certain circumstances. See “Proposal No. 8 — The Nasdaq PIPE Proposal” for further information concerning the terms and conditions of the PIPE Shares and the PIPE Warrants.
(9)	Assumes the Series B Shares are converted at the initial conversion price of $10 and excludes the 173,913 Series B Warrants exercisable at the initial exercise price of $11.50. The conversion price of the Series B Shares is subject to reset and adjustment under certain circumstances. Pursuant to such reset provisions, a maximum of 2,185,000 shares of Common Stock are issuable upon conversion of the Series B Shares assuming a $2.00 floor price. See “Proposal No. 10 — The Nasdaq Series B Proposal” for further information concerning the terms and conditions of the Series B Shares and the Series B Warrants.
(10)	Does not give effect to the potential issuance of shares further to the ELOC.
(11)	Consists of (i) 892,058 stock options to be issued on the effective date to VSee employees and consultants which, further to the Business Combination Agreement, decreases consideration issuable to holders of VSee common stock in an amount equal to $8,920,580 and (ii) 450,000 stock options to be issued on the effective date to third parties who will become executive officers of or consultants to the Combined Company on the effective date.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined and consolidated financial data (the “Summary Pro Forma Information”) gives effect to the Business Combination. The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, DHAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of VSee issuing shares for the net assets of DHAC, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of VSee. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the Business Combination. As VSee is determined to be the accounting acquirer in the Business Combination, the acquisition of iDoc will be treated as a business combination under Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), and will be accounted for using the acquisition method of accounting. The consideration transferred to acquire iDoc will be allocated to the assets acquired and liabilities assumed based on the estimated acquisition-date fair values. The excess of consideration transferred to effect the acquisition over the fair values of assets acquired and liabilities assumed will be recorded as goodwill.

The summary unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives effect to the Business Combination as if it had occurred on September 30, 2022. The summary unaudited pro forma condensed combined and consolidated statement of operations for the nine month ended September 30, 2022 and the years ended December 31, 2021 gives effect to the Business Combination as if they had occurred on January 1, 2021.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined and consolidated financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus/consent solicitation and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of DHAC, VSee and iDoc for the applicable periods included elsewhere in this proxy statement/prospectus/consent solicitation. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what DHAC’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of DHAC following the reverse recapitalization.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of shares of DHAC common stock:

●	Assuming No Redemptions: This scenario assumes that no public stockholders of DHAC exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

●	Assuming Maximum Redemptions: This scenario assumes that the remaining 694,123 Public Shares are redeemed for aggregate redemption payments of approximately $7.07 million, assuming a $10.19 per share redemption price and based on funds in the Trust Account as of September 30, 2022.

	Pro Forma Combined
	Assuming No	Assuming Maximum
	Redemptions	Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Nine Months Period Ended September 30, 2022
Net income (loss)	$(2,785,980)	(2,785,980)
Basic and diluted net income (loss) per share	$(0.18)	(0.18)
Weighted average shares outstanding	15,872,365	15,178,242
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Year Ended December 31, 2021
Net income (loss)	(2,726,663)	(2,726,663)
Basic and diluted net income (loss) per share	(0.17)	(0.18)
Weighted average shares outstanding	15,872,365	15,178,242
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data As of September 30, 2022
Total assets	69,478,635	62,403,761
Total liabilities	7,201,079	7,201,079
Total temporary equity	6,912,437	6,912,437
Total stockholders’ equity	55,365,119	48,290,245

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Board in favor of adoption of the Business Combination Proposal and other Proposals, you should keep in mind that our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination. These interests include but are not limited to:

●	If DHAC does not consummate a business combination by February 8, 2023 (unless such date is extended in accordance with the Current Charter), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding shares of common stock for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under Delaware General Corporation Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 3,432,000 shares of Common Stock would be worthless because following the redemption of the Public Shares, DHAC would likely have few, if any, net assets and because the holders of our founder shares have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if we fail to complete a business combination within the required period.
●	The Initial Stockholders own 2,875,000 founder shares which were acquired prior to DHAC’s IPO for a purchase price of $0.0087 per share. Assuming a value of $10.00 per share of Combined Company common stock, based on the deemed value of $10.00 per share of Combined Company common stock in the proposed Business Combination, this represents an appreciation in value of approximately $9.99 per share. Given the difference in the purchase price the Initial Stockholders paid for the founder shares as compared to the deemed value of the Combined Company common stock, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Combined Company common stock trades below its deemed value and public stockholders experience a negative rate of return following the completion of the Business Combination. However, given such shares will be subject to lock-up restrictions, we believe such shares have less value.
●	Sponsor and certain additional sponsor investors purchased 557,000 private placement units in a private placement, at a purchase price of $10.00 per unit, generating total proceeds of $5,570,000. Each Private Placement Unit consists of one share of common stock and one redeemable private placement warrant. Each private placement warrant is exercisable to purchase one share of common stock at a price of $11.50 per share, subject to adjustment. In addition, if Sponsor purchases all or any portion of the Additional PIPE Financing, Sponsor will own up to an additional 2,000 shares of Series A Preferred Stock initially convertible into 234,260 shares of our common stock and warrants to purchase up to 106,000 shares of our Common

Stock. The private shares, private warrants and, if applicable, PIPE Shares and PIPE Warrants owed by Sponsor (if any) will expire worthless if we do not consummate a business combination within the required period.
●	DHAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under DHAC’s directors’ and officers’ liability insurance after the Business Combination.
●	In order to protect the amounts held in the Trust Account, Sponsor has agreed that it will be liable to DHAC if and to the extent any claims by a vendor for services rendered or products sold to DHAC, or a prospective target business with which DHAC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of DHAC’s IPO against certain liabilities, including liabilities under the Securities Act.
●	Following consummation of the Business Combination, Sponsor, our officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by DHAC from time to time, made by Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. However, if DHAC fails to consummate a business combination within the required period, Sponsor and DHAC’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.
●	Under the terms of the Registration Rights Agreement, the Combined Company grants the Initial Stockholders certain customary demand, shelf and piggyback registration rights with respect to their shares of Combined Company common stock.
●	Specifically, the Initial Stockholders, which includes the Sponsor and certain of DHAC’s officers and directors, have invested an aggregate of $5,595,000 in DHAC securities, comprising the $25,000 purchase price for 2,875,000 founder shares and the $5,570,000 purchase price for 557,000 Private Placement Shares. Assuming a trading price of $[●] per share of (based upon the closing price of $[●] per share of Common Stock on Nasdaq on the Record Date), these 2,875,000 founder shares and 557,000 Private Placement Shares have an implied aggregate market value of $[●]. Accordingly, even if the trading price for shares of Combined Company common stock following the Business Combination was as low as approximately $[●] per share, the aggregate market value of the founder shares and Private Placement Shares (which would be shares of Combined Company common stock) would be approximately equal to the initial investment in DHAC by the Initial Stockholders. As a result, the Initial Stockholders are likely to be able to make a substantial profit on their investment in DHAC at a time when shares of Combined Company common stock have lost significant value. On the other hand, and as noted in the bullet above, if DHAC does not complete a business combination by February 8, 2023 and liquidates, the Initial Stockholders will likely lose their entire investment in DHAC. In October 2022, the Sponsor extended a $350,000 loan to DHAC to fund the cost of the Extension. Other than such loan, the Sponsor and its affiliates have not extended any loans that remain unpaid, do not have any fees or out-of-pocket expenses due, and are not waiting on any reimbursements. No additional monetary value is at risk for DHAC’s officers and directors. These financial interests may mean that the Sponsor (and DHAC’s officers and directors who are members of the Sponsor, or whose affiliates are members of the Sponsor) may be incentivized to complete the Business Combination, or an alternative business combination, with a less favorable target company or on terms less favorable to stockholders than they would otherwise recommend or approve, as the case may be, rather than allow DHAC to wind up having failed to consummate a business combination and lose their entire investment.
●	Because of these interests, the Sponsor could benefit from the completion of a business combination that is not favorable to its public shareholders and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. For example, if the share price of the DHAC common stock declined to $5.00 per share after the close of the Business Combination, DHAC’s public shareholders that purchased shares in the initial public offering, would have a loss of $5.00 per share, while Initial Stockholders (which includes the Sponsor) would have a gain of $4.99 per share because it acquired the founder shares for a nominal amount. In other words, the Initial Stockholders (which includes the Sponsor) can earn a positive rate of return on their investment even if public shareholders experience a negative rate of return in the post-combination company. If an initial business combination, such as the Business Combination, is not completed, A.G.P. will not receive deferred underwriting commissions of $4,370,000 which it has agreed to take in shares of Series B Preferred Stock initially convertible into DHAC common stock at a per share price of $10.00.

●	Because of the exercise of DHAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction, this may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.
●	Because SCS Capital Partners, an entity owned by Lawrence Sands who is a beneficial owner of founder shares and the manager of our Sponsor (and as such may be deemed to have sole voting and investment discretion with respect to the common stock held by our Sponsor), introduced each of VSee and iDoc to the Company, this financial interest may mean that the Sponsor may be incentivized to complete the Business Combination with a less favorable target company or on terms less favorable to stockholders than they would otherwise recommend or approve, as the case may be, rather than allow DHAC to wind up having failed to consummate a business combination and lose the Sponsor’s entire investment. The Company agreed to work with SCS Capital Partners to help identify potential targets for initial review before presentation to the DHAC Board for consideration and additional vetting. SCS Capital Partners also acts as a management consultant and liaison between the outside professionals and the management teams of DHAC, VSee and iDoc to help move the de-SPAC process towards a closing; neither SCS Capital Partners nor Mr. Sands has been paid or is currently being paid any compensation for such services. SCS Capital Partners also has been providing administrative offices and secretarial services for DHAC further to which it receives a monthly fee of $10,000.
●	Because the Bridge Investor is an investor in our Sponsor, this financial interest may mean that Bridge Investor may be incentivized to complete the Business Combination with a less favorable target company or on terms less favorable to stockholders than they would otherwise recommend or approve, as the case may be, rather than allow DHAC to wind up having failed to consummate a business combination and lose its entire investment.

In negotiating and in determining to recommend the Business Combination, the board of directors of DHAC took into account these interests, as well as other factors, including the redemption rights of the public stockholders and the receipt by the DHAC board of an opinion of its financial advisor regarding the fairness to DHAC of the consideration to be paid in the Business Combination. The Board felt that the overall fairness of the deal outweighed the conflicts of interest when recommending the Business Combination. The Board felt that many of these conflicts of interests were present in similar transactions and did not believe any of them outweighed the potential benefits it believed could be achieved from the consummation of the Business Combination. See the sections entitled “Proposal No. 1 - Approval of the Business Combination - Interests of Certain Persons in the Business Combination”, and “Information about the Company Prior to the Business Combination - Conflicts of Interest” for a complete description of such interests.

Anticipated Accounting Treatment

For a discussion summarizing the anticipated accounting treatment of the Business Combination, please see “Anticipated Accounting Treatment.”

Recommendations of the Board and Reasons for the Business Combination

After careful consideration of the terms and conditions of the Business Combination Agreement, the Board has determined that Business Combination and the transactions contemplated thereby are fair to, and in the best interests of, DHAC and its stockholders. In reaching its decision with respect to the Business Combination and the transactions contemplated thereby, the Board reviewed various industry and financial data and the evaluation of materials provided by each of VSee and iDoc. In addition, the Board relied upon the advice of its legal and financial advisors. The Board recommends that DHAC stockholders vote:

●	FOR the Business Combination Proposal;
●	FOR the Charter Amendment Proposal;
●	FOR the Bylaws Proposal;
●	FOR the Governance Proposals;
●	FOR the Directors Proposal;
●	FOR the Stock Plan Proposal;

●	FOR the Nasdaq Merger Proposal;
●	FOR the Nasdaq PIPE Proposal;
●	FOR the Nasdaq ELOC Proposal;
●	FOR the Nasdaq Series B Proposal; and
●	FOR the Adjournment Proposal.

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this proxy statement/prospectus/consent solicitation, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Unless the context otherwise requires, references in the risks described below to the “Company” generally refer to VSee, iDoc and their respective consolidated subsidiaries collectively, in the present tense, or the Combined Company and its consolidated subsidiaries, including VSee, iDoc and their subsidiaries, from and after the Business Combination.

The following summarizes certain principal factors that make an investment in the Combined Company speculative or risky, all of which are more fully described in the “Risk Factors” section below. This summary should be read in conjunction with the “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing DHAC’s, VSee’s, iDoc’s and/or the Combined Company’s business.

●	The Company is an early stage telehealth company, has a limited operating history on which to assess the prospects for its business and has generated limited revenue since inception. The Company may not be able to generate meaningful revenues or achieve and sustain profitability in the future.
●	The Company may need to raise additional funding to expand its operations. This additional financing may not be available on acceptable terms, or at all.
●	The Company’s success depends upon market acceptance of its products and services and its ability to develop and commercialize existing and new products and services.
●	If the Company does not successfully manage the development and launch of new products and services, the Company will not meet its long-term forecasts and its business, financial condition, results of operations and prospects could be adversely affected.
●	The Company has limited experience in marketing and selling its products and services, and if the Company is unable to successfully commercialize its products and related services, the Company’s business, financial condition, results of operations and prospects will be adversely affected.
●	If the Company does not successfully optimize and operate its sales and distribution channels or does not effectively expand and update its infrastructure, its operating results and customer experience may be negatively impacted.
●	The market for the Company’s products and services is new, rapidly evolving, and increasingly competitive, as the healthcare industry in the United States is undergoing significant structural change, which makes it difficult to forecast demand for the Company’s products and services.
●	Quality problems could lead to recalls or safety alerts and/or reputational harm and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

●	The Company depends on its key personnel and other highly qualified personnel and will need to expand its organization. If the Company is unable to recruit, train and retain its personnel, needed additional employees and consultants, its operations could be disrupted and the Company may not achieve its goals.
●	The size of the markets for the Company’s products and services may be smaller than estimated and new market opportunities may not develop as quickly as the Company expects, or at all, limiting the Company’s ability to successfully commercialize its products.
●	If the Company does not successfully develop and deploy its software, the Company’s commercialization efforts and therefore business, financial condition, results of operations and prospects could suffer.
●	The telehealth technology in the healthcare market is highly competitive. If the Company fails to compete effectively, its business and results of operation will suffer.
●	The COVID-19 pandemic could negatively affect various aspects of the Company’s business and operations, including making it more difficult for the Company to develop and commercialize its products, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.
●	The Company is subject to extensive government regulation in the United States and in other countries, which could restrict the development, marketing, sale and distribution of its products and could cause the Company to incur significant costs.
●	The Company may not be able to obtain or maintain regulatory clearances or approval for its products, and there may be restrictions and limitations on any approved product. Failure to obtain necessary clearances or approvals for its products would adversely affect the Company’s ability to grow its business.
●	The Company may be unable to identify, in-license or acquire additional technology that may be necessary for its business.
●	If the Company is unable to obtain and maintain and enforce sufficient intellectual property protection for its products and technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, its competitors could develop and commercialize products similar or identical to the Company’s, and the Company’s ability to successfully commercialize its products may be impaired.
●	The Company may not be able to protect its intellectual property rights throughout the world.
●	If the Company or any of the Company’s partners are sued for infringing the intellectual property rights of third parties, such litigation would be costly and time consuming, and an unfavorable outcome in any such litigation could have a material adverse effect on the Company’s business.
●	The Company faces the risk of product liability claims and may be subject to damages, fines, penalties and injunctions, among other things.
●	If third parties bring claims against DHAC, the proceeds held in trust could be reduced and the per-share liquidation price received by DHAC’s stockholders may be less than $10.38.
●	Any distributions received by DHAC stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, DHAC was unable to pay its debts as they fell due in the ordinary course of business.
●	If DHAC’s due diligence investigation of VSee and iDoc was inadequate, then stockholders of DHAC following the Business Combination could lose some or all of their investment.
●	The market price of the Combined Company’s Common Stock is likely to be highly volatile, and you may lose some or all of your investment.
●	Volatility in the Combined Company’s share price could subject the Combined Company to securities class action litigation.

●	The Company may be unable to obtain or maintain the listing of the common stock on the Nasdaq Stock Market following the business combination.
●	The Company may be unable to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably and retain its key employees.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Following the Business Combination, we expect that VSee Health, Inc. will continue to be an emerging growth company.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison VSee Health’s financial statements with another public company which is not an emerging growth company or is an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of DHAC’s IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates is $700 million or more as of the last business day of the most recently completed second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

DHAC

DHAC’s Units, Common Stock and Warrants are each quoted on the Nasdaq Stock Market, under the symbols “DHACU,” “DHAC,” and “DHACW,” respectively. Each of DHAC’s Units consists of one share of Common Stock and one Warrant. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share. The Units, Common Stock and Warrants commenced trading on the Nasdaq Stock Market separately on or about December 30, 2021.

The closing price of the shares of Common Stock on October 5, 2022, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.16. As of [•], 2023, the record date for the Special Meeting, the closing price of the shares of Common Stock was $[•].

Holders of shares of Common Stock should obtain current market quotations for their shares. The market price of the shares of common stock could vary at any time before the Business Combination.

Holders

As of [•], 2023, there were [•] holders of record of DHAC’s shares of Common Stock. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Public Shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

DHAC has not paid any cash dividends on its shares of Common Stock to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the Combined Company’s revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Combined Company’s board of directors at such time. the Combined Company’s ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing.

VSee

Historical market price information for VSee’s capital stock is not provided because there is no public market for any security of VSee.

iDoc

Historical market price information for iDoc’s capital stock is not provided because there is no public market for any security of iDoc.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information set forth in this proxy statement/prospectus/consent solicitation, before making a decision on the Business Combination. Risks related to VSee and iDoc as a combined company, including risks related to VSee’s and iDoc’s business, financial position and capital requirements, development, regulatory approval and commercialization, dependence on third parties, intellectual property and taxation, all as a Combined Company, will continue to be applicable to the Combined Company after the closing of the Business Combination. Unless the context otherwise requires, all references in this subsection to “the Company”, “we” “us” or “our” refer to the combined business operations of VSee and iDoc of prior to the consummation of the Business Combination, which will be the business of the post-combination company and each of their respective subsidiaries following the consummation of the Business Combination.

Risks Related to Our Business and Industry

Our business plan and opportunity face multiple risks including but not limited to:

●	We operate in a competitive industry, and if we are not able to compete effectively, our business, financial condition, and results of operations will be harmed;
●	The level of demand for and market utilization of our software and solutions are subject to a high degree of uncertainty;
●	Although we have operated profitably historically, we may incur losses in the future. We may never be able to sustain profitability;
●	Our telemedicine business and growth strategy depends on our ability to maintain and expand our network of medical and other providers, and established, board-certified physicians and other provider specialists. If we are unable to do so, our future growth would be limited and our business would be harmed;
●	Our telemedicine business is dependent on our relationships with affiliated professional entities, which we do not own, to provide physician services, and our business would be harmed if those relationships were disrupted;
●	Our telemedicine business and demand for our telemedicine support services may be dependent on government and third-party payors reimbursement for such services. If reimbursement methodologies or amounts were to change, this could negatively impact our ability to obtain or maintain profitability.
●	Our business, results of operations, and financial condition may fluctuate on a quarterly and annual basis, which may result in a decline in our stock price if such fluctuations result in a failure to meet any projections that we may provide or the expectations of securities analysts or investors;
●	Our business, financial condition and results of operations have been and may continue to be adversely impacted by the COVID-19 pandemic or similar epidemics in the future or other adverse public health developments, including government responses to such events;
●	Our sales cycle can be long and unpredictable and requires considerable time and expense. As a result, our sales, revenues, and cash flows are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly;
●	Developments affecting spending by the healthcare industry could adversely affect our revenues;
●	If our existing clients do not continue or renew their contracts with us, renew at lower fee levels or decline to purchase additional services from us, our business may be harmed;
●	We may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders, and otherwise disrupt our operations, and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could harm our business;

●	We may require additional capital from equity or debt financings to support business growth, and this capital might not be available on acceptable terms, if at all;
●	If we fail to comply with extensive healthcare laws and government regulations, we could suffer penalties or be required to make significant changes to our operations;
●	Our collect, use and disclosure of personally identifiable information, including protected health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately protect the information we hold could result in significant liability or reputational harm to us and, in turn, harm our client base and our business;
●	Future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of our common stock;
●	Our provision of telemedicine services relies on the abilities of our physicians and physician extenders, which may lead to potential medical malpractice risks that may adversely affect the business;
●	We provide services in various states across the country with varying licensure and telehealth regulations, so there is risk of breaching regulations in one state while maintaining compliance in another.

We operate in a competitive industry, and if we are not able to compete effectively, our business, financial condition, and results of operations will be harmed.

The telemedicine market is rapidly evolving and highly competitive. We expect competition to intensify in the future as existing competitors and new entrants introduce new telemedicine services and software platforms or other technology to U.S. healthcare providers, particularly hospitals and healthcare systems. We currently face competition from a range of companies, including other incumbent providers of telemedicine consultation services and specialized software providers, that are continuing to grow and enhance their service offerings and develop more sophisticated and effective transaction and service platforms. In addition, large, well-financed healthcare providers have in some cases developed their own telemedicine services and technologies utilizing their own and third-party platforms and may provide these solutions to their patients. Electronic medical record vendors could build telemedicine functionality directly into their existing systems for healthcare providers instead of utilizing our solution. Competition from specialized telemedicine services and software providers, healthcare providers and other parties will result in continued pricing pressures, which is likely to lead to price declines in certain of our services, which could negatively impact our sales, profitability and market share.

Some of our competitors may have greater name recognition, longer operating histories and significantly greater resources than we do. Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements and may have the ability to initiate or withstand substantial price competition. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. Accordingly, new competitors or alliances may emerge that have greater market share, a larger client base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage. Our competitors could also be better positioned to serve certain segments of the telemedicine market, which could create additional price pressure. In light of these factors, even if our solutions are more effective than those of our competitors, current or potential clients may accept competitive solutions in lieu of purchasing our solutions. If we are unable to compete successfully in the telemedicine industry, our business, financial condition and results of operations will be harmed.

Moreover, we expect that competition will continue to increase as a result of consolidation in the healthcare industry. Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide services like ours will become more intense, and the importance of establishing and maintaining relationships with key industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for our telemedicine consultation and platform services. If we are forced to reduce our prices and are unable to achieve a corresponding reduction in our expenses, our revenues would decrease, which could harm our business.

The level of demand for and market utilization of our software and solutions are subject to a high degree of uncertainty.

The market for telemedicine services and related technology is characterized by rapid change. As telemedicine specialty consultation workflows and related business drivers continue to evolve, the level of demand for and market utilization of our telemedicine services and platform remain subject to a high degree of uncertainty. Our success will depend to a substantial extent on the willingness of healthcare organizations to use, and to increase the frequency and extent of their utilization of, our solutions and our ability to demonstrate the value of telemedicine to healthcare providers. If healthcare organizations do not recognize or acknowledge the benefits of our telemedicine services or software platform or if we are unable to reduce healthcare costs or generate positive health outcomes, then the market for our solutions might not develop at all, or it might develop more slowly than we expect. Similarly, negative publicity regarding patient confidentiality and privacy in the context of technology-enabled healthcare or concerns about our solutions or the telemedicine market as whole could limit market acceptance of our solutions. If our clients do not perceive the benefits of our solutions, then our market may not develop at all, or it may develop more slowly than we expect. Achieving and maintaining market acceptance of our solutions could be negatively affected by many factors, including:

●	the quality, popularity, pricing and timing of telemedicine consultation services utilized by us and our competitors;
●	general economic conditions, particularly economic conditions adversely affecting discretionary and reimbursable healthcare spending;
●	federal and state policy initiatives impacting the need for, fraud and abuse concerns regarding, and pricing of telemedicine services;
●	changes in client needs and preferences;
●	the development of specialty care practice standards or industry norms applicable to telemedicine consultation services;
●	the availability of other forms of medical and telemedicine assistance;
●	lack of additional evidence or peer-reviewed publication of clinical evidence supporting the safety, ease-of-use, cost-savings or other perceived benefits of our solutions over competitive products or other currently available methodologies;
●	perceived risks associated with the use of our solutions or similar products or technologies generally; and
●	critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted.

In addition, our solutions may be perceived by our clients or potential clients to be more complicated or less effective than traditional approaches, and may be unwilling to change their current healthcare practices. Healthcare providers are often slow to change their medical treatment practices for a variety of reasons, including perceived liability risks arising from the use of new products and services and the uncertainty of third-party reimbursement. Accordingly, healthcare providers may not recommend our solutions until there is sufficient evidence to convince them to alter their current approach. Any of these factors could adversely affect the demand for and market utilization of our solutions, which would harm our business.

We may incur losses in the future, and thereafter may never achieve or sustain profitability again.

Although we have been profitable historically, we expect our costs will increase in the foreseeable future and we may incur losses. We also expect to invest significant additional funds towards enhancing our services and platform, growing our business and operating as a public company and as we continue to invest in increasing our hospital and healthcare system client base, expanding our operations, hiring additional employees, and developing future offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. As we expand, we may not generate positive cash flow from operations in any given period. If we are not able to achieve or maintain positive cash flow in the long term, we will require additional financing, which may not be available on favorable terms or at all or which would be dilutive to our stockholders. If we are unable to address these risks and challenges successfully as we encounter them, our business may be harmed. Our failure to achieve or maintain profitability or positive cash flow could negatively affect the value of our common stock.

The developing and rapidly evolving nature of our business and the markets in which we operate may make it difficult to evaluate our business.

We have been creating offerings for the developing and rapidly evolving market for telemedicine services. Our company and telemedicine overall has limited operating history with our current solutions and business model makes it difficult to evaluate our business and prospects. It is difficult to evaluate trends that may affect our business and whether our expansion will be profitable. You should consider our business and prospects in light of the risks and difficulties we encounter or may encounter. These risks and difficulties include those frequently experienced by growing companies in rapidly changing industries, such as determining appropriate investments of our limited resources, market adoption of our existing and future solutions, competition from other companies, acquiring and retaining clients, hiring, integrating, training and retaining skilled personnel, developing new solutions, determining prices for our solutions, unforeseen expenses, and challenges in forecasting accuracy. If we have difficulty launching new solutions, our reputation and our business may be harmed. Additional risks include our ability to effectively manage growth and to store, protect and use personal data in compliance with governmental regulation, contractual obligations and other legal obligations related to privacy and security. If our assumptions regarding these and other similar risks and uncertainties, which we use to plan our business, are incorrect or change as we gain more experience operating our business or due to changes in our industry, or if we do not address these challenges successfully, our business, financial condition and results of operations could differ materially from our expectations and our business could suffer.

Our business, results of operations, and financial condition may fluctuate on a quarterly and annual basis, which may result in a decline in our stock price if such fluctuations result in a failure to meet any projections that we may provide or the expectations of securities analysts or investors.

Our operating results have in the past and could in the future vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance, our projections or the expectations of securities analysts because of a variety of factors, many of which are outside of our control. As a result, we may not be able to accurately forecast our operating results and growth rate. Any of these events could cause the market price of our common stock to fluctuate. Factors that may contribute to the variability of our operating results include:

●	the addition or loss of large hospital and healthcare system clients, including through acquisitions or consolidations of such clients;
●	seasonal and other variations in the timing of our sales and implementation cycles, especially in the case of our large clients;
●	the timing of recognition of revenue, including possible delays in the recognition of revenue due to sometimes unpredictable implementation timelines;
●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;
●	the timing and success of introductions of new products and services by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, hospital and healthcare system clients or strategic partners;
●	hospital and healthcare system client renewal rates and the timing and terms of such renewals;
●	the mix of services sold and utilization volume of our services during a period;
●	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;
●	technical difficulties or interruptions in our services;
●	breaches of information security or privacy;
●	our ability to hire and retain qualified personnel, including cross-licensing and privileging our physician network;

●	changes in the structure of healthcare provider and payment systems;
●	changes in the legislative or regulatory environment, including with respect to healthcare, privacy, or data protection, or enforcement by government regulators, including fines, orders, or consent decrees;
●	the cost and potential outcomes of ongoing or future regulatory investigations or examinations, or of future litigation;
●	the duration and severity of the COVID-19 pandemic and the extent of further resurgences, the actions taken to contain or address its impact, including the availability, adoption and effectiveness of a vaccine, and their impact on economic, industry and market conditions, client spending budgets and our ability to conduct business;
●	political, economic and social instability, including terrorist activities and health epidemics (including the COVID-19 pandemic), and any disruption these events may cause to the global economy; and
●	changes in business or macroeconomic conditions.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance.

Our business, financial condition and results of operations have been and may continue to be adversely impacted by the COVID-19 pandemic or similar epidemics in the future or other adverse public health developments, including government responses to such events.

Since December 2019, SARS-CoV-2, and the resulting disease, COVID-19, has spread to almost every country in the world and all 50 states within the United States. Global health concerns relating to the outbreak of COVID-19 have impacted the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. In addition, any industry connected to the delivery of healthcare services has been significantly disrupted in the attempt to respond to the needs created by the outbreak. The duration and severity of this pandemic is unknown, and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control.

The spread of COVID-19 has caused us to modify our business practices, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, members, and partners. In addition, the COVID-19 pandemic and the determination of appropriate measures and business practices has diverted management’s time and attention. A larger percentage of our employees are now working from home, and if they are not able to effectively do so, or if our employees contract COVID-19 or another contagious disease, we may experience a decrease in productivity and operational efficiency, which would negatively impact our business, financial condition, and results of operations. Further, because an increased number of employees are working remotely in connection with the COVID-19 pandemic, we may experience an increased risk of security breaches, loss of data, and other disruptions as a result of accessing sensitive information from multiple remote locations.

With the COVID-19 pandemic, many of our customers have added telemedicine services including solutions such as ours. The circumstances that have accelerated the growth of our business stemming from the effects of the COVID-19 pandemic may not continue in the future, and if these customers reallocate a significant portion of their budgets back to in-person marketing, this could cause our growth to decline in future periods.

Like many other businesses in the temporary and permanent staffing space, our hiring solutions have been negatively impacted by the COVID-19 pandemic. If the hiring market slows or continues to decline, our ability to maintain or grow our business could be adversely affected.

COVID-19 pandemic-related market changes that have caused an increased demand in telehealth solutions and other increases in health systems spending may cause us to invest in additional solutions to meet these needs and may also cause an increase in competitive offerings. If we are not able to make a return on those investments, meet the market demands, or effectively compete in the marketplace, our business results may suffer. Also, the financial impact of COVID-19 or another pandemic, epidemic, or outbreak of an infectious disease may lead to an overall decrease in healthcare spending due to a potential economic downturn and overall uncertainty causing healthcare expenditures to be concentrated in emergency care, which may cause a material impact to our business.

While the potential economic impact brought by and the duration of any pandemic, epidemic, or outbreak of an infectious disease, including COVID-19, may be difficult to assess or predict, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. The impact of any pandemic, epidemic, or outbreak of an infectious disease, including COVID-19, on the needs, expectations, and spending levels of our customers could impact our ability to maintain or grow our business and as a result our operating and financial results could be adversely affected.

The full extent to which the outbreak of COVID-19 will impact our business, results of operations, and financial condition is still unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the outbreak of COVID-19 has subsided, we may experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Our sales cycle can be long and unpredictable and requires considerable time and expense. As a result, our sales, revenues, and cash flows are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

The sales cycle for our solutions from initial contact with a potential lead to contract execution and implementation varies widely by client. Some of our clients undertake a significant and prolonged evaluation process, including to determine whether our solutions meet their unique telemedicine service needs, which frequently involves evaluation of not only our solutions but also an evaluation of those of our competitors, which has in the past resulted in extended sales cycles. Our sales efforts involve educating our clients about the use, technical capabilities and potential benefits of our solutions. Moreover, our large hospital and healthcare system clients often begin to deploy our solutions on a limited basis, but nevertheless demand extensive configuration, integration services and pricing concessions, which increase our upfront investment in the sales effort with no guarantee that these clients will deploy our solution widely enough across their organization to justify our substantial upfront investment. It is possible that in the future we may experience even longer sales cycles, more complex client needs, higher upfront sales costs and less predictability in completing some of our sales, including as a result of the COVID-19 pandemic, as we continue to expand our direct sales force, expand into new territories and market additional solutions and services. If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, our business could be harmed.

Developments affecting spending by the healthcare industry could adversely affect our revenues.

The U.S. healthcare industry has changed significantly in recent years, and we expect that significant changes will continue to occur. General reductions in expenditures by healthcare industry participants could result from, among other things:

●	government regulations or private initiatives that affect the manner in which healthcare providers interact with patients, payors or other healthcare industry participants, including changes in pricing or means of delivery of healthcare products and services;
●	consolidation of healthcare industry participants;
●	reductions in government funding for healthcare, in particular telehealth; and
●	adverse changes in business or economic conditions affecting healthcare payors or providers or other healthcare industry participants.

Any of these changes in healthcare spending could adversely affect our revenues. Even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific market segments that we serve now or in the future. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the demand for our solutions and services will continue to exist at current levels or that we will have adequate technical, financial, and marketing resources to react to changes in the healthcare industry.

Our practice relies on physician and physician extender’s abilities and therefore there are potential medical malpractice risks that may adversely affect the business

Our business may expose us to potential medical malpractice, professional negligence, or other related actions or claims that are inherent in the provision of healthcare services. These claims, with or without merit, could cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our core business, harm our reputation and adversely affect our ability to attract and retain clients, any of which could have a material adverse effect on our business, financial condition and results of operations.

Economic uncertainties or prolonged downturns in the general economy, or political changes, could disproportionately affect the demand for our solutions and harm our business.

Current or future economic uncertainties or prolonged downturns, including those caused by the ongoing COVID-19 pandemic, could harm our business. Negative conditions in the general economy in the United States, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political deadlock, natural catastrophes, pandemics, social unrest, warfare and terrorist attacks, could cause a decrease in funds available to our clients and potential clients and negatively affect the growth rate of our business.

These economic conditions may make it difficult for our clients and us to forecast and plan future budgetary decisions or business activities accurately, and they could cause our clients to reevaluate their decisions to purchase our solutions, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times or as a result of political changes, our clients may tighten their budgets and face constraints in gaining timely access to sufficient funding or other credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

To the extent our solutions are perceived by clients and potential clients to be discretionary, our revenues may be disproportionately affected by delays or reductions in general information technology and telemedicine spending. Competitors may respond to market conditions by lowering prices and attempting to lure away our clients. In addition, the increased pace of consolidation in the healthcare industry may result in reduced overall spending on our solutions.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within the healthcare industry, or the effect of political changes. If the economic conditions of the general economy or the healthcare industry do not improve, or worsen from present levels, our business could be harmed.

If our existing clients do not continue or renew their contracts with us, renew at lower fee levels or decline to purchase additional services from us, our business may be harmed.

We expect to derive a significant portion of our revenues from renewal of existing client contracts and sales of additional services to existing clients. Factors that may affect our ability to sell additional solutions and services include, but are not limited to, the following:

●	the price, performance and functionality of our software solutions;
●	the availability, price, performance and functionality of competing solutions;
●	our ability to develop and sell complementary solutions and services;
●	changes in healthcare laws, regulations or trends; and
●	the business environment and strategic priorities of our clients.

Most of our clients have no obligation to renew their subscriptions for our solutions after the initial term expires. In addition, our clients may negotiate terms less advantageous to us upon renewal, which may reduce our revenues from these clients. If our clients fail to renew their contracts, renew their contracts upon less favorable terms or at lower fee levels or fail to purchase new solutions and services from us, our revenues may decline, or our future revenue growth may be constrained.

Our telemedicine business and growth strategy depend on our ability to maintain and expand our network of established hospital system and telemedicine user bases, board-certified physicians and other provider specialists. If we are unable to maintain and expand our network, our future growth would be limited and our business would be harmed.

Our success is dependent upon our continued ability to maintain a network of established health care systems providers and established, board-certified physicians and other provider specialists. Our ability to develop and maintain satisfactory relationships with these providers also may be negatively impacted by other factors not associated with us, such as changes in Medicare and/or Medicaid reimbursement levels and other pressures on healthcare providers and consolidation activity among hospitals, physician groups and healthcare providers. The failure to maintain or to secure new cost-effective provider contracts may result in a loss of or inability to grow our client base, higher costs, healthcare provider network disruptions, less attractive service for our clients and/or difficulty in meeting regulatory requirements, any of which could harm our business.

Our telemedicine business is dependent on our relationships with affiliated professional entities, which we do not own, to provide medical services, and our business would be harmed if those relationships were disrupted.

There is a risk that U.S. state authorities in some jurisdictions may find that our contractual relationships with our physicians and physician extenders who provide telehealth services violate state’s prohibition against the corporate practice of medicine and related professions. The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in most states, though there is broad variation between state application and enforcement of the doctrine makes an exact count difficult. These laws generally prohibit the practice of medicine or related professions by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing a physician or physician extenders’ professional judgment. The extent to which each state considers particular actions or contractual relationships between us and our providers to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. As such, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis, but we cannot guarantee that subsequent interpretation of the corporate practice of medicine or related professions laws will not circumscribe our business operations. State corporate practice of medicine doctrines also often impose penalties on the licensed providers themselves for aiding the corporate practice of medicine, which could discourage physicians from participating in our network of providers.

A material change in corporate practice of medicine interpretation could impact our operations and could impair our ability to provide services to our clients and harm our business.

Any failure to offer high-quality technical support services may harm our relationships with our clients and our financial results.

Our clients depend on our support organization to resolve any technical issues relating to our services. In addition, our sales process is highly dependent on the quality of our solutions, our business reputation and on strong recommendations from our existing clients. Any failure to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could harm our reputation, adversely affect our ability to sell our solutions to existing and prospective clients, and harm our business.

We offer technical support services with our solutions and may be unable to respond quickly enough to accommodate short-term increases in demand for support services, particularly as we increase the size of our client base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict demand for technical support services and if demand increases significantly, we may be unable to provide satisfactory support services to our clients. Additionally, increased demand for these services, without corresponding revenue, could increase costs and adversely affect our results of operations.

Because competition for qualified personnel is intense, we may not be able to attract and retain the highly skilled employees we need to support our continued growth.

To continue to execute on our growth plan, we must attract and retain highly qualified personnel. The pool of qualified personnel with experience working in the healthcare market is limited overall and the competition to hire them is intense. As such, we may not be successful in continuing to attract and retain qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, our search for replacements for departed employees may cause uncertainty regarding the future of our business, impact employee hiring and retention, and adversely impact our revenue, financial condition and results of operations. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

We depend on our senior management team, and the loss of one or more of these employees or an inability to attract and retain qualified key personnel could harm our business.

Our success depends largely upon the continued services of our key executive officers. These executive officers are “at-will” employees and therefore may terminate employment with us at any time with no advance notice. We also rely on our leadership team in the areas of research and development, marketing, services and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. In addition, volatility or lack of performance in our stock price may affect our ability to attract and retain replacements should key personnel depart. If we are not able to retain any of our key personnel, our business could be harmed.

Our management team has limited experience operating within a public company.

Although selected of our Board members have extensive experience in managing a publicly traded company, most members of our management team have limited experience interacting with public company investors and complying with the increasingly complex laws, rules and regulations that govern public companies. Following the completion of the transactions, we are now subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations or the ongoing transition of our business to a public company. These new obligations and constituents require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition. In addition, we will need to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

If we are not able to develop and release new solutions, or successful enhancements, new features and modifications to our existing solutions, our business could be harmed.

To date, we have derived a substantial majority of our revenues from sales of our telemedicine software platform, and our longer-term results of operations and continued growth will depend on our ability successfully to develop and market new solutions and add in additional modules and feature in a timely manner. In addition, we have invested, and will continue to invest, significant resources in research and development to enhance our existing solutions. If existing clients are not willing to make additional payments for such new solutions, or if new clients do not value such new solutions or enhancements, it could harm our business. If we are unable to predict client and user preferences or if our industry changes, or if we are unable to enhance or modify our solutions on a timely basis, we may lose clients. In addition, our results of operations would suffer if our innovations are not responsive to the needs of our, appropriately timed with market opportunity or effectively brought to market. Delays in launching new solutions may open windows of opportunity for new and existing competitors to erode our market share and may negatively impact our revenues and profitability.

We may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders, and otherwise disrupt our operations, and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could harm our business.

We intend to acquire or invest in additional businesses, applications and services or technologies that we believe could complement or expand our solutions, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, if we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, but not limited to:

●	inability to integrate or benefit from acquired technologies or services in a profitable manner;
●	unanticipated costs or liabilities, including legal liabilities, associated with the acquisition;
●	difficulty integrating the accounting systems, operations and personnel of the acquired business;

●	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;
●	difficulty converting the clients of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;
●	diversion of management’s attention from other business concerns;
●	adverse effects to our existing business relationships with business partners and clients as a result of acquisitions;
●	the potential loss of key employees or contractors;
●	use of resources that are needed in other parts of our business; and
●	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of businesses we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations or cause the market price of our common stock to decline. In addition, if an acquired business fails to meet our expectations, our business may be harmed.

If we are unable to grow, or if we fail to manage future growth effectively, our revenues may not increase and we may be unable to implement our business strategy.

Our future success depends upon our ability to grow, and if we are unable to manage our growth effectively, we may incur unexpected expenses and be unable to meet our clients’ requirements, all of which could harm our business. A key aspect to managing our growth is our ability to scale our capabilities, including in response to unexpected shifts in demand for telemedicine, such as during the COVID-19 pandemic. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our IT infrastructure, financial and accounting systems and controls. We must also attract, train and retain a significant number of board-certified physicians, sales and marketing personnel, client support personnel, professional services personnel, software engineers, technical personnel and management personnel, and the availability of such personnel, in particular physicians and software engineers, may be constrained.

Our growth depends on the acceptance of our solutions as a suitable supplement to traditional healthcare delivery systems and on our ability to overcome operational challenges. Our business model and solutions could lose their viability as a supplement to traditional healthcare delivery systems due to client dissatisfaction or new alternative solutions. If we are unable to address the needs of our clients, or our clients are dissatisfied with the quality of our solutions, our clients may not renew their contracts, seek to cancel or terminate their relationship with us or renew on less favorable terms, any of which could cause our annual net dollar retention rate to decrease.

As we continue to grow, including from the integration of employees and businesses acquired in connection with previous or future acquisitions, we may find it difficult to maintain important aspects of our corporate culture, which could negatively affect our profitability and our ability to retain and recruit qualified personnel who are essential for our future success. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy client requirements or maintain high-quality solutions. Additionally, we may not be able to expand and upgrade our systems and infrastructure to accommodate future growth.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations, result in weaknesses in our infrastructure, systems or controls, give rise to operational mistakes, financial losses, loss of productivity or business opportunities and result in loss of employees and reduced productivity of remaining employees. Our growth is expected to require significant capital expenditures and may divert financial resources from other projects such as the development of new solutions and services. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues may not increase or may grow more slowly than expected and we may be unable to implement our business strategy. The quality of our services may also suffer, which could negatively affect our reputation and harm our ability to attract and retain clients.

We may be unable to execute on our growth initiatives successfully, business strategies or operating plans.

We are continually executing a number of growth initiatives, strategies and operating plans designed to enhance our business. For example, we recently entered into new specialist healthcare professional markets. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to complete these growth initiatives successfully, strategies and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve, or it may be more expensive to do so than we anticipate. A variety of risks could cause us not to realize some or all of the expected benefits. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans, increased difficulty and cost in implementing these efforts, including difficulties in complying with new regulatory requirements and the incurrence of other unexpected costs associated with operating the business. Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we cannot assure you that we will realize these benefits. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business may be harmed.

If the estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be affected and our business would be harmed.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. The principal assumptions relating to our market opportunity include all hospitals in the United States adopting outsourced clinical resources via telemedicine and that we can successfully add specialties to our solutions beyond those currently offered today. Our market opportunity is also based on the assumption that our existing and future offerings will be more attractive to our clients and potential clients than competing solutions. If these assumptions prove inaccurate, our business could be harmed.

We may not grow at the rates we historically have achieved or at all, even if our key metrics may indicate growth, which may adversely affect the market price of our common stock.

We have experienced significant growth in recent years. Future revenues may not grow at these same rates or may decline. Our future growth will depend, in part, on our ability to grow our revenues from existing clients, to complete sales to potential future clients, to expand our client base, and to develop new solutions and services. We can provide no assurances that we will be successful in executing on these growth strategies or that, even if our key metrics would indicate future growth, we will continue to grow our revenues or to generate net income. Our ability to execute on our existing sales pipeline, create additional sales pipelines and expand our client base depends on, among other things, the attractiveness of our services relative to those offered by our competitors, our ability to demonstrate the value of our existing and future services and our ability to attract and retain a sufficient number of qualified sales and marketing leadership and support personnel. In addition, our existing clients may be slower to adopt our services than we currently anticipate, which could harm our business and growth prospects and adversely affect the market price of our common stock.

We may in the future become subject to litigation, which could be costly and time-consuming to defend.

We may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients in connection with commercial disputes or employment claims made by our current or former associates. Litigation may result in substantial costs and may divert management’s attention and resources, which may substantially harm our business, financial condition and results of operations. Insurance may not cover such claims, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us. Resolution of some of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely affect our results of operations and cash flows, thereby harming our business and stock price. For example, fines or assessments could be levied against us under domestic or foreign data privacy laws (such as the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the General Data Protection Regulation (“GDPR”), or the California Consumer Privacy Act of 2018 (“CCPA”)) or under authority of privacy enforcing governmental entities (such as the Federal Trade Commission (“FTC”), or the U.S. Department of Health and Human Services (“HHS”)) or as a result of private actions, such as class actions based on data breaches or based on private rights of action (such as that contained in the CCPA). Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely affect our results of operations and cash flows, expose us to increased risks that would be uninsured and adversely affect our ability to attract directors and officers. In addition, such litigation could result in increased scrutiny by government authorities having authority over our business, such as the FTC, the HHS, Office for Civil Rights (“OCR”), and state attorneys general.

We may become subject to medical liability claims, which could cause us to incur significant expenses, may require us to pay significant damages if not covered by insurance, and could harm our business.

Because our business delivers telehealth services to patients, we face the risk of medical liability claims against us and our affiliated professional entities. We and our affiliated professional entities have in the past and may in the future be subject to medical liability claims and, if these claims are successful, substantial damage awards. Although we maintain insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, we cannot predict the outcomes of medical malpractice cases, the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain clients. Professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to our providers or to us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our providers from our operations, which could harm our business. In addition, any claims may harm our business or reputation.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value-added, or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We do not collect sales and use and similar taxes in any states for telemedicine services based on our belief that our services are not subject to such taxes in any state. Sales and use and similar tax laws and rates vary greatly from state to state. Certain states in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest with respect to past services, and we may be required to collect such taxes for services in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our results of operations.

We may require additional capital from equity or debt financings to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure and acquire complementary businesses and technologies. In order to achieve these objectives, we may make future commitments of capital resources, including incurring additional indebtedness under our credit facility. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business.

Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq. We are required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our annual report on Form 10-K for the year ended December 31, 2021.

Risks Related to Governmental Regulation

In the U.S., we conduct business in a heavily regulated environment and if we fail to comply with health care laws and regulations, we could incur fines and other penalties, be prohibited from participating in certain reimbursement programs or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, financial condition, and results of operations.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payors, our contractual relationships with our providers, vendors and customers, our marketing activities and other aspects of our operations. Of particular importance are:

●	the federal physician self-referral law, commonly referred to as the Stark Law, that, subject to specific exceptions, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain “designated health services” if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibit the entity from billing Medicare or Medicaid for such designated health services. Many states have adopted similar laws;
●	the federal Anti-Kickback Statute that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
●	the federal False Claims Act that prohibits, among other things, presenting, or causing the presentment, of a false claim for payment or approval; making, using, or causing others to make or use, a false record or statement that is material to a false or fraudulent claim, Making, using, or causing to be made or used, a false record or statement material to an obligation to pay money to the government; or conceals, avoids, or decreases an obligation to pay money to the government. Many states have adopted state false claims act laws.

We do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations to guide our operations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our operations or structure. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial condition, results of operations and cash flows, and our business reputation could suffer significantly. In addition, other similar legislation or regulations at the federal or state level may be adopted that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

To enforce compliance with the federal laws, the U.S. Department of Justice and the U.S. Department of Health and Human Services Office of Inspector General, or OIG, have recently increased their scrutiny of healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. In addition, because of the potential for large monetary exposure under the federal False Claims Act, which provides for treble damages and penalties of $12,537 to $25,076 per false claim or statement, healthcare providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement or corporate integrity agreement. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ compliance with the healthcare reimbursement rules and fraud and abuse laws.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. We cannot assure you that any new or changed healthcare laws, regulations or standards will not materially adversely affect our business. We cannot assure you that a review of our business by judicial, law enforcement, regulatory or accreditation authorities will not result in a determination that could adversely affect our operations.

State legislative and regulatory changes specific to the area of telehealth law may present the third party medical groups and independent physicians on our platform with additional requirements and state compliance costs, which may create additional operational complexity and increase costs.

Our affiliated professional entities and independent physicians’ and physician extenders’ ability to provide telehealth services to, and receive reimbursement for the services provided to patients in a particular state are dependent upon the laws and regulations of the state where the patient resides. Laws and regulations governing the provision of telehealth services are evolving at a rapid pace and are subject to changing political, regulatory, and other influences. Some states’ regulatory agencies or medical boards may have established rules or interpreted existing rules in a manner that limits or restricts providers’ ability to provide telehealth services or for physicians to supervise nurse practitioners and physician assistants remotely. Additionally, there may be limitations placed on the modality through which telehealth services may be provided or requirements related to the provision of telehealth services, such as having a prior in person visit or receipt of certain informed consents. For example, some states specifically require synchronous (or “live”) communications and restrict or exclude the use of asynchronous telehealth modalities, which is also known as “store-and-forward” telehealth. Because this is a developing area of law and regulation, we continually monitor our compliance in every jurisdiction in which we operate. However, we cannot be assured that our affiliated professional entities or independent providers’ activities and arrangements, if challenged, will be found to be in compliance with the state requirements or that a new or existing law or regulation will not be adopted, enforced, or changed in manner that is unfavorable to our business model. We cannot predict the regulatory landscape for those jurisdictions in which we operate and any significant changes in law, policies, or standards, or the interpretation or enforcement thereof, could occur with little or no notice. The majority of the consultations provided through our platform are synchronous consultations for patients located in jurisdictions that permit the use of asynchronous telehealth. If there is a change in laws or regulations related to our business, or the interpretation or enforcement thereof, that adversely affects our structure or operations, including greater restrictions on the use of asynchronous telehealth or remote supervision of nurse practitioners or physician assistants, it could have a material adverse effect on our business, financial condition, and results of operations.

Evolving government regulations and enforcement activities may require increased costs or adversely affect our results of operations.

In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. This risk is especially acute in the healthcare industry given the level of government spending and oversight of the industry as a whole. In the ordinary course of our business, we may be subject to inquiries and audits by federal and state agencies that oversee applicable healthcare program participation, licensure and payment regulations. We may also be subject to routine and targeted government audits and investigations. We believe that the regulatory environment surrounding most segments of the healthcare industry remains intense. Given the growth in use of and payments for telehealth during the COVID-19 pandemic, we anticipate additional scrutiny of telehealth providers. Responding to audits and inquiries may require us to incur significant expense. If the results of any audit or investigation reveal material non-compliance, we may have to incur additional expense in defending our business and making modifications to our operations.

In the states in which we operate, we believe we are in material compliance with all applicable material regulations, but, due to the uncertain regulatory environment, certain states may determine that we are in violation of their laws and regulations. If we must remedy such violations, we may be required to modify our business and services in such states in a manner that undermines our platform’s attractiveness to customers, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such states are overly burdensome, we may elect to terminate our operations in such states. In each case, our revenue may decline and our business, financial condition, and results of operations could be adversely affected.

If we fail to comply with extensive healthcare laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

The healthcare industry is required to comply with extensive and complex laws and regulations at the federal, and state government levels relating to, among other things:

●	licensure of health providers, and enrollment with government reimbursement programs;
●	necessity and adequacy of telehealth services;
●	relationships with physicians and other referral sources and referral recipients;
●	billing and coding for services;
●	properly handling any overpayments;
●	quality of medical equipment, devices and services we make available;
●	qualifications of medical professionals and support personnel;
●	confidentiality, maintenance, data breach, identity theft and security issues associated with health-related and personal information and medical records; and
●	communications with patients and consumers.

Among these laws are the federal Stark Law, the federal Anti-Kickback Statute, the False Claims Act, and similar state laws. If we fail to comply with applicable laws and regulations, we could suffer civil sanctions and criminal penalties, including the loss of our ability to participate in the Medicare, Medicaid and other federal and state healthcare programs. While we endeavor to ensure that our financial relationships with referral sources such as hospitals and physicians comply with the applicable laws (including applicable safe harbors and exceptions), evolving interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our operations. A determination that we have violated these or other laws, or the public announcement that we are being investigated for possible violations of these or other laws, could harm our business, and our business reputation could suffer significantly. In addition, other legislation or regulations at the federal or state level may be adopted that could harm our business.

Our collection, use and disclosure of personally identifiable information, including health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm to us and, in turn, harm our client base and our business.

There are a number of federal and state laws, rules and regulations, as well as contractual obligations, relating to the protection, collection, storage, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information, including certain patient protected health information (PHI), such as patient records. Existing laws and regulations are constantly evolving, and new laws and regulations that apply to our business are being introduced at every level of government in the United States. In many cases, these laws and regulations regarding transfer or disclosure of personal information apply not only to transfer or disclosure to third-parties, but also to transfers of information between or among us, our affiliates and other parties with whom we conduct business. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business. We monitor legal developments in data privacy and security regulations at the local, state and federal level, however, the regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

The management of PHI is subject to HIPAA. HIPAA is the primary federal law that protects patients’ health care data and records. HIPAA consists of the HIPAA privacy rule (“Privacy Rule”) and the HIPAA security rule (“Security Rule”). The HIPAA Privacy Rule protects medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend, and seek accounting of their own health information, and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. The HIPAA Security Rule protects individuals’ electronic personal health information that is created, received, used, or maintained, and requires appropriate administrative, physical and technical safeguards to ensure the confidentiality, integrity, and security of electronic protected health information. The HITECH Act strengthened HIPAA enforcement provisions, requires OCR to periodically audit covered entities and their business associates, and authorized State Attorneys General to bring civil actions for HIPAA violations. It permits the HHS to conduct audits of HIPAA compliance and impose significant civil monetary penalties even if we did not know or reasonably could not have known about the violation.

HIPAA requires healthcare providers and its business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

HIPAA imposes mandatory penalties for certain violations. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator.

HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually. This reporting obligation is in addition to any state notification requirements.

There are proposed changes to the HIPAA regulations, which if enacted, may require us to make significant changes to our HIPAA compliance program and our patient access request procedures and may have other financial, and operational impacts.

There are other federal and state laws protect the confidentiality, privacy, availability, integrity and security of personally identifiable information (PII), including PHI. At the state and local level, there is increased focus on regulating the collection, store, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability.

In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees or regulators in the event of unauthorized access to, disclosure of, or acquisition of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify patients or other counterparties of a security breach. Although we may have contractual protections with our service providers, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.

New health and personal information security standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which we must handle healthcare related data, and the cost of complying with standards could be significant. If we do not comply with existing or new laws and regulations related to PHI, we could be subject to criminal or civil sanctions.

Because of the sensitivity of the PII we store and transmit, the security features of our technology platform are very important. If our security measures are breached or fail, unauthorized persons may be able to obtain access to sensitive client and patient data, including HIPAA-regulated PHI. As a result, our reputation could be severely damaged, adversely affecting client or investor confidence. Clients may curtail their use of or stop using our services or our client base could decrease, which would cause our business to suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violation of HIPAA and other applicable laws or regulations and significant costs for remediation, notification to individuals and for measures to prevent future occurrences. Any potential security breach could also result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to client or other business partners in an effort to maintain our business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and, in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We also publish statements to our clients that describe how we handle and protect personal information. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders.

In March 2020, the Office of the National Coordinator for Health Information Technology (“ONC”) released a final rule implementing the information blocking prohibition of the 21st Century Cures Act, which went into effect on April 5, 2021. The rule, which applies to almost all health care providers, is designed to create a more interoperable health care system that supports seamless data exchange, improves care coordination, and removes barriers to the use and exchange of PHI between providers and plans and as directed by patients. “Information blocking” refers to activities that unreasonably limit the availability and use of electronic health information (“EHI”). The rule prohibits information blocking of EHI unless it is required by law or meets one of eight narrowly applied exceptions. Like most providers, we had to create new policies and procedures, trainings, and governance structures, and invest in new technology to comply with the rule. ONC has delegated oversight and compliance monitoring to the Office of Inspector General, and a provider may be subject to significant financial penalties if it fails to comply with these new rules. The exact penalties for providers will be determined through future rulemaking. Any individual can submit a complaint alleging that a provider has engaged in information blocking through an online portal made available by ONC.

If we fail to comply with federal and state laws and policies governing claim submissions to government healthcare programs or commercial insurance programs, we or our clients may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs and contractual claims by commercial insurers.

We offer revenue cycle management services to our clients that include the preparation and submission of claims for professional service and billing agent collection processing with payers on behalf of our clients. Certain of these reimbursement claims are governed by federal and state laws with potential civil and criminal penalties for non-compliance. The HIPAA security, privacy and transaction standards also have a potentially significant effect on our claims preparation, transmission and submission services, because such services must be structured and provided in a way that supports our clients’ HIPAA compliance obligations. Errors by us or our systems with respect to entry, formatting, preparation or transmission of claim information may be determined or alleged to be in violation of these laws and regulations. If our revenue cycle management services fail to comply with these laws and regulations, we may be subjected to federal or state government investigations and possible penalties may be imposed upon us, false claims actions may have to be defended, private payers may file claims against us, and we may be excluded from Medicare, Medicaid or other government-funded healthcare programs. Further, our clients may seek contractual remedies and indemnification. Any investigation or proceeding related to these topics, even if unwarranted or without merit, could adversely affect demand for our services, could force us to expend significant capital, research and development and other resources to address the failure, and may harm our business.

Private pay sources such as third-party insurance and managed care entities also often reserve the right to, and do actually conduct audits of our billing processes, and have from time to time conducted such reviews. Our costs to respond to and defend any such reviews, audits and investigations are significant and are likely to increase in the current enforcement environment. These audits and investigations may require us to refund or retroactively adjust amounts that have been paid to us by the relevant government program or private pay source.

If our revenue cycle management services fail to comply with these laws and regulations, we may be subjected to federal or state government investigations and possible penalties may be imposed upon us, false claims actions may have to be defended, private payers may file claims against us, and we may be excluded from Medicare, Medicaid or other government-funded healthcare programs. Further, our clients may seek contractual remedies and indemnification. Any investigation or proceeding related to these topics, even if unwarranted or without merit, could adversely affect demand for our services, could force us to expend significant capital, research and development and other resources to address the failure, and may harm our business.

Physician licensing and credentialing, a cost of providing professional services, can negatively impact our margins as we may incur increased expenses to utilize appropriately licensed and credentialed physicians for consult demands, especially when expanding to new jurisdictions and new hospital clients.

A physician’s (or a physician extender’s) ability to perform telemedicine consults is dictated by where the physician is licensed to practice and with whom the physician is privileged to provide services. State licensure and physician credentialing requirements take time to procure, often necessitating months of lead-time before a physician is able to begin providing consults for a particular hospital facility. Our ability to manage and anticipate physician need and prioritize licensing and credentialing could impact profit margins and expense management. As consult demands increase in areas where only a limited number of physicians hold necessary licenses and credentials, those physicians with appropriate licensing and credentialing to meet client demands may assume additional overtime shifts or otherwise demand increased fees, thereby increasing our costs. Further, obtaining a license to practice medicine in a particular jurisdiction is at the discretion of the local state medical board, and, as such, timing to achieve licensure in certain jurisdictions may be outside our ability to accomplish within expected time frames.

Certain software products related to telemedicine platforms may be subject to FDA regulatory review and oversight. It is critical to identify applicable FDA requirements and ensure compliance with such requirements.

Certain software products often used in telemedicine platforms and offerings could fall under the broad category of digital health products that may, in certain circumstances, require FDA regulatory review prior to marketing. FDA generally maintains regulatory oversight over products that meet the Agency’s statutory definition of a “medical device.” In certain circumstances, software applications and their corresponding platforms are considered medical devices when they are intended to be used for one or more medical purposes and are consequently regulated by FDA. Determining whether a product meets the definition of a medical device requires assessment of both design and intended use. Intended use of a product is determined by the intent of the manufacturer as evidenced by the design of the product and the product labeling. Labeling is a broad term that includes marketing and advertising claims. FDA’s regulatory approach toward digital health technologies is set forth in both regulations and guidance documents. This requires analyzing (1) whether a product meets FDA’s definition of a medical device and, if it does, (2) whether it is carved out from active regulation by one of FDA’s digital health “enforcement discretion” policies. In general, FDA’s overarching approach is to apply its regulatory oversight in a risk-based manner to only software functions deemed to meet the definition of medical devices (i.e., those intended for the diagnosis of disease or other conditions, or the cure, mitigation, treatment, or prevention of disease) and whose functionality could create patient safety risks in the event of a malfunction.

Risks Related to Our Use of Technology

Failure to keep pace with advances in technology could cause our solutions to become obsolete, which could harm our business, financial condition and results of operations.

The telemedicine industry is characterized by rapid technological change, changing consumer requirements, short product lifecycles and evolving industry standards. The successful implementation of our business model depends on our ability to anticipate and adapt to evolving technologies and industry standards and introduce new solutions accordingly. For example, we recently started deploying our software platform to hospital organizations as a stand-alone software-as-a-service solution independent of our clinical services to enable these providers to optimize and scale our platform across all of their care sites. These new solutions carry risks, such as cost overruns, delays in delivery, performance problems, and lack of acceptance by our clients. If we cannot anticipate or adapt to rapidly evolving industry standards, technology, and increasingly sophisticated clients and their employees, our existing technology could become undesirable, obsolete, or harm our reputation. Moreover, we may not be successful in developing, using, marketing, selling or maintaining new technologies effectively or adapting our solutions to evolving client requirements or emerging industry standards, and, as a result, our business could be harmed. In addition, we have limited insight into trends that might develop and affect our business, which could lead to errors in our predicting and reacting to relevant business, legal, and regulatory trends and healthcare reform. Further, there can be no assurance that technological advances by one or more of our competitors or future competitors will not result in our present or future solutions and services becoming uncompetitive or obsolete. If any of these events occur, it could harm our business.

If the systems that we use to provide our services experience security breaches, we may incur significant liabilities, and our reputation and business may be harmed.

Our services involve the storage and transmission of our clients’ proprietary information, sensitive or confidential data, including valuable personal information of patients, clients and others, as well as the PHI of our clients. Because of the sensitivity of the information we store and transmit, the security features of our computer, network and communications systems infrastructure are critical to the success of our business. A breach or failure of our security measures could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, cyber-attacks by computer hackers, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, user errors or catastrophic events. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. As cyber threats continue to evolve, we may be required to expend additional resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. If our security measures fail or are breached, it could result in unauthorized persons accessing sensitive client or patient data (including PHI), a loss of or damage to our data, an inability to access data sources, or process data or provide our services to our clients. Such failures or breaches of our security measures, or our inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely affect client or investor confidence in us, and reduce the demand for our services from existing and potential clients. In addition, we could face litigation, damages for contract breach, monetary penalties, or regulatory actions for violation of applicable laws or regulations including HIPAA, and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. Although we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and, in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We may experience cyber-security and other breach incidents that remain undetected for an extended period. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our security occurs, or if we are unable to effectively resolve such breaches in a timely manner, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and clients, which could harm our business.

We rely on telecommunications and internet service providers for providing solutions to our clients, and any interruption or failure in the services provided by these third parties could harm our business.

Our business is highly dependent on telecommunications and internet service providers. Our services are designed to operate 24-hours-a-day, seven-days-a-week, without interruption. However, we may experience interruptions and delays in services and availability from time to time. We may not maintain redundant systems or facilities for some of these services. While we control and have access to our servers, we do not control the operation of internet providers.

Additionally, if our vendors or internet providers are unable to keep up with our growing needs, this could harm our business. Interruptions in our services may reduce our revenue, cause us to issue refunds to clients for prepaid and unused subscriptions, subject us to potential liability or adversely affect client renewal rates.

In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could negatively impact our relationships with clients. To operate without interruption, both we and our service providers must guard against:

●	damage from fire, power loss, natural disasters and other force majeure events outside our control;

●	communications failures;
●	software and hardware errors, failures and crashes;
●	security breaches, computer viruses, hacking, denial-of-service attacks and similar disruptive problems; and
●	other potential interruptions.

Moreover, system failures may result in loss of data, including patient data, which is critical to the provision of our services. Any errors, failures, interruptions or delays experienced in connection with our or our third parties’ systems could negatively impact our relationships with clients, adversely affect our brand and expose us to liabilities to third parties, all of which could harm our business.

Failure to protect or enforce our intellectual property rights could impair our ability to protect our internally developed technology and our brand and the costs involved in such enforcement could harm our business.

Our intellectual property includes our internally developed processes, methodologies, algorithms, applications, technology platform, software code, website content, user interfaces, graphics, trade dress, databases and domain names. We rely on a combination of trademark, trade secret and copyright laws and confidentiality procedures and contractual provisions to protect our intellectual property rights in our internally developed technology and content. We believe that our intellectual property is an essential asset of our business. If we do not adequately protect our intellectual property, our brand and reputation could be harmed and competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our technology, and delay or render impossible our achievement of profitability. A failure to protect our intellectual property in a cost-effective and meaningful manner could adversely affect our ability to compete. We regard the protection of our trade secrets, copyrights, trademarks, trade dress, databases and domain names as critical to our success.

We strive to protect our intellectual property rights by relying on federal, state, and common law rights and other rights provided under foreign laws. However, the steps we take to protect our intellectual property rights may be inadequate. For example, other parties, including our competitors, may independently develop similar technology, duplicate our services, or design around our intellectual property and, in such cases, we may not be able to assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information, and we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights.

We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. In particular, we do not currently hold a patent or other registered or applied for intellectual property protection for our software platform. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our solutions, technology or proprietary information, or provide us with any competitive advantages, since intellectual property law, including statutory and case law, particularly in the United States, is constantly developing, and any changes in the law could make it harder for us to enforce our rights.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put any related pending patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Negative publicity related to a decision by us to initiate such enforcement actions against a client or former client, regardless of its accuracy, may adversely impact our other client relationships or prospective client relationships, harm our brand and business, and could cause the market price of our common stock to decline. Our failure to secure, protect, and enforce our intellectual property rights could harm our brand and our business.

We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon the intellectual property rights of others. From time to time, third parties may claim that we are infringing upon their intellectual property rights or that we have misappropriated their intellectual property. As competition in our market grows, the possibility of patent infringement, trademark infringement and other intellectual property claims against us increases. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more aspects of our technology and services. Any claims or litigation could cause us to incur significant expenses and, whether or not successfully asserted against us, could require that we pay substantial damages, ongoing royalty or license payments or settlement fees, prevent us from offering our solutions or using certain technologies, require us to re-engineer all or a portion of our platform, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our clients or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Our software platform may not perform properly due to errors or similar problems, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business.

Our VSee software platform, provides our clients and providers with the ability to, among other things, complete, view and edit medical history; request a consult (either scheduled or on demand); conduct a consult (via video or phone); and initiate an expert medical service. Software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our software platform from operating properly. If our solutions do not function reliably or fail to achieve client expectations in terms of performance, clients could assert liability claims against us or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain clients.

Moreover, complex software, such as ours, often contains defects and errors, some of which may remain undetected for a period of time. Material performance problems, defects or errors in our existing or new software and services may arise in the future and may result from interface of our solution with systems and data that we did not develop and the function of which is outside of our control or undetected in our testing. Such errors may be found after the introduction of new software or enhancements to existing software. If we detect any errors before we introduce a solution, we may have to delay deployment for an extended period of time while we address the problem. Any defects and errors, and any failure by us to identify and address them, could result in loss of revenue or market share, diversion of development resources, harm to our reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential clients from purchasing our solutions from us. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could harm our business.

Risks Related to VSee and iDoc Being a Public Company

Neither VSee nor iDoc has any operating history as a publicly traded company, and each of their historical financial information is not necessarily representative of the results we would have achieved as a publicly traded company and may not be a reliable indicator of its future results.

The historical financial information included in this proxy statement/prospectus/consent solicitation from each of VSee’s and iDoc’s operations as a private company does not necessarily reflect the results of operations and financial position we would have achieved as a publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

●	Prior to the Business Combination, each of VSee and iDoc operated as a private company. Each of VSee’s and iDoc’s historical financial information reflects allocations of corporate expenses as a private company. These allocations may not reflect the costs we will incur for similar services in the future as a publicly traded company.
●	Each of VSee’s and iDoc’s historical financial information does not reflect changes that we expect to experience in the future as a result of becoming a publicly traded company, including changes in the financing, insurance, cash management, operations, cost structure and personnel needs of each of VSee’s and iDoc’s business.

Following the Business Combination, we also face additional costs and demands on management’s time associated with being a publicly traded company, including costs and demands related to corporate governance, investor and public relations and public reporting. Stockholder activism, the current political and social environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which will likely result in additional compliance costs and could impact the manner in which each of VSee and iDoc operates its business in ways we cannot currently anticipate. For additional information about each of VSee’s and iDoc’s past financial performance, see “Selected Historical Financial Data,” “Unaudited Pro Forma Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and each of VSee’s and iDoc’s historical Consolidated Financial Statements and the Notes thereto included elsewhere in this proxy statement/prospectus/consent solicitation.

The majority of VSee’s and iDoc’s management team has limited experience managing a public company.

Although each of VSee and iDoc has expended a significant amount of time, money and effort on preparing to be a public company, the majority of each of their respective management team has limited experience managing a publicly-traded company, interacting with public company investors and research analysts, and complying with the increasingly complex laws and requirements pertaining to public companies, including those related to timely public disclosures, financial reporting, internal controls and enterprise risk management. As a result, they may not successfully or efficiently manage their new and additional roles and responsibilities. The transition to a public company is subject to significant regulatory oversight, reporting obligations under U.S. securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention of each of VSee’s and iDoc’s senior management and could divert their attention away from the day-to-day management of their respective businesses, which could result in less time being devoted to the Combined Company’s management and the achievement of its growth strategy and operational goals. Failure to adequately comply with the requirements of being a public company, including deficiencies in financial reporting or ineffective disclosure controls and procedures and internal control over financial reporting, could cause investors to lose confidence in the Combined Company’s reported financial and other information and materially adversely affect its business, financial condition and results of operation, as well as severely negatively affect its stock price.

The Combined Company’s management team will have broad discretion in making strategic decisions to execute their growth plans, and there can be no assurance that management’s decisions will result in successful achievement of the Combined Company’s business objectives or will not have unintended consequences that negatively impact its growth prospects.

The Combined Company’s management will have broad discretion in making strategic decisions to execute their growth plans and may devote time and company resources to new or expanded solution offerings, potential acquisitions, prospective customers or other initiatives that do not necessarily improve its operating results or contribute to its growth. Management’s failure to make strategic decisions that are ultimately accretive to the Combined Company’s growth may result in unfavorable returns and uncertainty about its prospects, each of which could cause the price of the Common Stock to decline.

Risks Related to DHAC’s Business and the Business Combination

DHAC will be forced to liquidate the Trust Account if it cannot consummate a business combination by the date that is 15 months from the closing of the IPO, or February 8, 2023 (or a later time upon election of DHAC to extend the time period to complete an initial business combination subject to satisfaction of certain conditions). In the event of a liquidation, DHAC’s Public Stockholders will receive $10.38 per share and the Warrants will expire worthless.

If DHAC is unable to complete a business combination by the date that is 15 months from the closing of the IPO, or February 8, 2023 (or a later time upon election of DHAC to extend the time period to complete an initial business combination subject to satisfaction of certain conditions), and is forced to liquidate, the per-share liquidation distribution will be $10.38. Furthermore, public stockholders will forfeit the Warrants.

You must tender your shares in order to validly seek redemption at the DHAC Special Meeting of stockholders.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Continental or to deliver your shares to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case at least two business days before the DHAC Special Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

If third parties bring claims against DHAC, the proceeds held in trust could be reduced and the per Share liquidation price received by DHAC’s Shareholders may be less than $10.38.

DHAC’s placing of funds in trust may not protect those funds from third party claims against DHAC. Although DHAC has received from many of the vendors, service providers (other than its independent accountants) and prospective target businesses with which it does business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of DHAC’s Public Stockholders, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of DHAC’s Public Stockholders. If DHAC liquidates the Trust Account before the completion of a business combination and distributes the proceeds held therein to its public stockholders, the Sponsor has contractually agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, DHAC cannot assure you that they will be able to meet such obligation. Therefore, the per-share distribution from the Trust Account for our stockholders may be less than $10.38 per share due to such claims.

Additionally, if DHAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in DHAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, DHAC may not be able to return $10.38 to our public stockholders.

Any distributions received by DHAC stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, DHAC was unable to pay its debts as they fell due in the ordinary course of business.

DHAC’s Current Charter provides that it will continue in existence only until the date that is 15 months from the closing of the IPO, or February 8, 2023 (or a later time upon election of DHAC to extend the time period to complete an initial business combination subject to satisfaction of certain conditions). If DHAC is unable to consummate a transaction within the required time periods, upon notice from DHAC, the trustee of the Trust Account will distribute the amount in its Trust Account to its public stockholders. Concurrently, DHAC shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although DHAC cannot assure you that there will be sufficient funds for such purpose.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $ 44,970 of proceeds held outside the trust account as of September 30, 2022, although we cannot assure you that there will be sufficient funds for such purpose. We will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations we may owe or for working capital purposes.

However, we may not properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from our stockholders amounts owed to them by us.

If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors.

If DHAC’s due diligence investigation of VSee and iDoc was inadequate, then stockholders of DHAC following the Business Combination could lose some or all of their investment.

Even though DHAC conducted a thorough due diligence investigation of VSee and iDoc, it cannot be sure that this diligence uncovered all material issues that may be present inside either VSee or iDoc or either of their respective businesses, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of either VSee or iDoc or either of their respective businesses, and outside of its control will not later arise.

Because the post-combination company will be a publicly traded company by virtue of a merger as opposed to an underwritten initial public offering, the process does not use the services of one or more underwriters, which could result in less diligence being conducted.

In an underwritten initial public offering, underwriters typically conduct due diligence on the company being taken public in order to establish a due diligence defense against liability claims under federal securities laws. Because DHAC is already a publicly traded company, an underwriter has not been engaged. While the Sponsor may have an inherent conflict of interest because its shares and warrants will be worthless if a business combination is not completed, management and the board of directors of the acquirer, as well as private investors, undertake a certain level of due diligence. However, this due diligence is not necessarily the same level of due diligence undertaken by an underwriter in a traditional initial public offering as the underwriter must establish the due diligence defense in order to insulate it from liability from material misstatements or omissions in a registration statement. If such investigation had occurred, certain information in this proxy statement/prospectus/consent solicitation may have been presented in a different manner or additional information may have been presented at the request of such underwriter. The absence of the involvement of an underwriter in the de-SPAC process does not afford investors the additional assurance that an independent financially sophisticated third party has conducted a thorough diligence review and puts an additional burden on DHAC management to ensure that a similar level of diligence be conducted in connection with the process.

Stockholder litigation and regulatory inquiries and investigations are expensive and could harm DHAC’s operating results and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against DHAC, whether or not resolved in DHAC’s favor, could result in substantial costs and divert DHAC’s management’s attention from other business concerns, which could adversely affect DHAC’s business and cash resources and the ultimate value DHAC’s stockholders receive as a result of the Business Combination.

The Sponsor, which owns Private Units and founders shares, and the other Initial Stockholders which own founders shares, will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

As of the Record Date, the Sponsor owned an aggregate of 557,000 Private Units and 2,073,250 founder shares, and the other Initial Stockholders owned an aggregate of 801,750 founder shares. Each Initial Stockholder has waived its right to redeem any shares in connection with a stockholder vote to approve a proposed initial business combination or sell any shares to DHAC in a tender offer in connection with a proposed initial business combination, or to receive distributions with respect to any shares upon the liquidation of the Trust Account if DHAC is unable to consummate a business combination; such Initial Stockholders were not provided any consideration in exchange for this agreement. Based on a market price of $[•] per Unit on [•], 2023, the value of the Units was $[•] and the value of the founders shares was $[•]. The Private Units (including underlying securities) and founder shares acquired prior to the IPO will be worthless if DHAC does not consummate a business combination. In addition, Sponsor may purchase all or a portion of the Additional PIPE Financing. Consequently, our directors’ discretion in identifying and selecting VSee and iDoc as suitable target businesses may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in DHAC’s Public Stockholders’ best interest.

DHAC is requiring stockholders who wish to redeem their Shares in connection with a proposed business combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

DHAC is requiring stockholders who wish to redeem their Shares to either tender their certificates to Continental or to deliver their Shares to Continental electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days before the DHAC Special Meeting. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and Continental will need to act to facilitate this request. It is DHAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. However, because DHAC does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical certificate. While DHAC has been advised that it takes a short time to deliver Shares through the DWAC System, DHAC cannot assure you of this fact. Accordingly, if it takes longer than DHAC anticipates for stockholders to deliver their Shares, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Shares.

The redemption rights include the requirement that a stockholder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address in order to validly redeem its public shares.

DHAC will require its public stockholders who wish to redeem their Shares in connection with the Business Combination to comply with specific requirements for redemption described above, such redeeming stockholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

If DHAC requires public stockholders who wish to redeem their Shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, DHAC will promptly return such certificates to its public stockholders. Accordingly, investors who attempted to redeem their Shares in such a circumstance will be unable to sell their securities after the failed acquisition until DHAC has returned their securities to them. The market price of Shares may decline during this time and you may not be able to sell your securities when you wish to, even while other stockholders that did not seek redemption may be able to sell their securities.

DHAC may redeem your unexpired public warrants prior to their exercise at a time that is disadvantageous to you, thereby making your public warrants worthless.

DHAC will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of DHAC Common Stock equals or exceeds $18.00 per share (as may be adjusted) on each of twenty (20) trading days within any thirty (30) trading day period commencing after the public warrants become exercisable and ending on the third (3rd) trading day prior to the date on which DHAC sends the notice of redemption to public warrant holders and provided certain other conditions are met. Neither current nor recent stock prices meet or exceed the threshold that would allow DHAC to redeem public warrants. In the event DHAC elects to redeem all of the public warrants that are subject to redemption, DHAC shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by DHAC not less than thirty (30) days prior to the Redemption Date to the registered holders of the public warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. If and when the public warrants become redeemable by DHAC, DHAC may not exercise its redemption right if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of the outstanding public warrants could force you (i) to exercise your public warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your public warrants at the then-current market price when you might otherwise wish to hold your public warrants or (iii) to accept the nominal redemption price which, at the time the outstanding public warrants are called for redemption, may be substantially less than the market value of your public warrants. None of the private warrants will be redeemable by DHAC.

If any of DHAC’s Sponsor or its officer, directors, advisors or their affiliates, the Bridge Investor, the PIPE Investors, or A.G.P. exercise his, her or its registration rights with respect to his, her or its securities, it may have an adverse effect on the market price of DHAC’s securities.

Each of DHAC’s Sponsor, its officers, directors and affiliates, the Bridge Investor, the PIPE Investors and A.G.P. is entitled to registration rights with respect to the resale of its DHAC stock in accordance with their respective registration rights agreements. Additionally, the Sponsor, officers, directors, or their affiliates may be issued in payment of working capital loans made to DHAC, are entitled to demand that DHAC register the resale of the Private Units and any other Units DHAC issues to them commencing at any time after DHAC consummates an initial business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional [•] shares of Common Stock and [•] Warrants (and underlying securities) eligible for trading in the public market. The presence of these additional shares of Common Stock and Warrants (and underlying securities) trading in the public market may have an adverse effect on the market price of DHAC’s securities.

Our Sponsor has agreed to vote in favor of the Business Combination, regardless of how our Public Stockholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the Public Stockholders in connection with an initial business combination, the Sponsor, our initial shareholders and our officers and directors entered into the IPO Letter Agreement to vote their founder shares, as well as any Public Shares held by them, in favor of all of the Shareholder Proposals, which have all been recommended by the board of directors of DHAC in connection with the Business Combination. In addition, pursuant to the Sponsor Support Agreement, the Sponsor and our initial shareholders have agreed with DHAC, VSee and iDoc to vote all of their shares of Common Stock in favor of the Proposals. As of the date hereof, the Sponsor and our initial shareholders collectively own approximately 82.6% of our total outstanding shares of Common Stock. Accordingly, if all of our outstanding shares of common stock were to be voted, we would not need any additional affirmative vote of the outstanding shares in order to approve the Business Combination.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by the shareholders of DHAC, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination, including, among other things (i) the approval by DHAC shareholders of the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; (iii) after giving effect to the Transactions, DHAC having at least $5,000,001 of net tangible assets immediately after the Effective Time; and (iv) the approval by the Nasdaq of our initial listing application in connection with the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see “The Business Combination Agreement  -  The Business Combination Agreement  -  Conditions to Closing of the Business Combination.” DHAC and the Combined Company may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause DHAC and the Combined Company to each lose some or all of the intended benefits of the Business Combination.

Some of DHAC’s advisors, officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether the Combined Company is appropriate for DHAC’s initial business combination.

The personal and financial interests of the Sponsor, advisors, officers and directors may influence or have influenced their motivation in identifying and selecting a target for the Business Combination, their support for completing the Business Combination and the operation of the Combined Company following the Business Combination.

DHAC’s Sponsor, advisors, officers and directors own 2,875,000 founder shares which were initially acquired prior to DHAC’s IPO for an aggregate purchase price of $25,000 (as adjusted for certain forfeitures). The 3,432,000 shares of Common Stock that such shareholders will hold following the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[•] based on the last sale price of $[•] per share on the Nasdaq on [•], 2023. In addition, the Sponsor purchased an aggregate of 557,000 Private Placement Shares for a purchase price of $5,570,000, or $10.00 per share, in a private placement that occurred simultaneously with the closing of DHAC’s initial public offering. DHAC’s Current Charter requires DHAC to complete an initial business combination (which will be the Business Combination should it occur) within 15 months from the closing of the IPO, or February 8, 2023 ((the “Combination Period”) or a later time upon election of DHAC to extend the time period to complete an initial business combination subject to satisfaction of certain conditions). Sponsor may also be required to purchase all or a portion of the Additional PIPE Financing and receive a portion of the PIPE Shares and PIPE Warrants. If the Business Combination is not completed and DHAC is forced to wind up, dissolve and liquidate in accordance with the Current Charter, the 2,875,000 founder shares currently held by DHAC’s Initial Stockholders and the Private Placement Shares held by the Sponsor will be worthless (as the holders have waived liquidation rights with respect to such shares), and the Sponsor will not have the opportunity to purchase the PIPE Shares and PIPE Warrants.

DHAC’s Sponsor, advisors, directors and officers, and their respective affiliates, have incurred significant out-of-pocket expenses in connection with performing due diligence on suitable targets for business combinations and the negotiation of the Business

Combination. At the Closing of the Business Combination, the Sponsor, directors and officers, and their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on DHAC’s behalf such as identifying potential target businesses and performing due diligence on suitable targets for business combinations. If an initial business combination is not completed prior to February 8, 2023 (or a later time upon election of DHAC to extend the time period to complete an initial business combination subject to satisfaction of certain conditions) the Sponsor, advisors, directors and officers, or any of their respective affiliates will not be eligible for any such reimbursement.

The exercise of DHAC’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether changes to the terms of the Business Combination or waivers of conditions are appropriate and in DHAC’s shareholders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, may require DHAC to agree to amend the Business Combination Agreement, to consent to certain actions taken by the Combined Company or to waive rights that DHAC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of VSee’s or iDoc’s respective businesses, a request by VSee or iDoc to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on VSee’s or iDoc’s respective businesses and would entitle DHAC to terminate the Business Combination Agreement. In any of such circumstances, it would be at DHAC’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she may believe is best for DHAC and its shareholders and what he or she may believe is best for himself or herself in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus/consent solicitation, DHAC does not believe there will be any changes or waivers that DHAC’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, DHAC will circulate a new or amended proxy statement/prospectus/consent solicitation and resolicit DHAC’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

If the sale of some or all of the PIPE Securities fails to close and sufficient shareholders exercise their redemption rights in connection with the Business Combination, DHAC may lack sufficient funds to consummate the Business Combination.

In connection with the signing of the Business Combination Agreement, DHAC entered into a PIPE Securities Purchase Agreement with the PIPE Investors which provide for the purchase of an aggregate of $8,000,000 in Initial PIPE Shares and Initial PIPE Warrants exercisable for 424,000 shares of our Common Stock in a private placement to close immediately following the, and contingent upon the substantially concurrent, closing of the Business Combination. These purchases will be made regardless of whether any common shares are redeemed by DHAC’s Public Stockholders. In addition, on January 18, 2023 DHAC and Digital Health Sponsor, LLC, our Sponsor, entered into the Backstop Agreement pursuant to which DHAC agreed to offer on or prior to the closing of the Business Combination the PIPE Investors the option to purchase the Additional PIPE Securities pursuant to a participation right granted to the PIPE Investors under the PIPE Securities Purchase Agreement, in each case, on the same terms and conditions set forth in the PIPE Securities Purchase Agreement for an aggregate purchase price of up to $2,000,000. Pursuant to the Backstop Agreement, if the PIPE Investors do not elect to purchase all of the Additional PIPE Securities, our Sponsor has agreed to purchase any such unsubscribed Additional PIPE Securities concurrent with the closing of the transactions contemplated by the PIPE Securities Purchase Agreement on the same terms and conditions set forth in the PIPE Securities Purchase Agreement. Prior to giving effect to the exercise of any redemption rights, the Trust Account has $[•], plus interest earned on the funds held in the Trust Account and not previously released to DHAC to pay its income taxes, if any. However, if the sale of the PIPE Securities does not close by reason of the failure by some or all of the PIPE Investors to fund the purchase price for their PIPE Securities, for example, and a sufficient number of holders of common shares exercise their redemption rights in connection with the Business Combination, we may not meet the closing conditions to consummate the Business Combination. Additionally, the PIPE Investors’ obligations to purchase the PIPE Securities are subject to termination prior to the closing of the sale of the PIPE Securities by written notice of PIPE Investors. The PIPE Investors’ obligations to purchase the PIPE Securities are subject to fulfillment of customary closing conditions, including that the Business Combination must be consummated substantially concurrently with the purchase of PIPE Securities. In the event of any such failure to fund, any obligation is so terminated or any such condition is not satisfied and not waived, we may not be able to obtain additional funds to account for such shortfall on terms favorable to us or at all. Any such shortfall would also reduce the amount of funds that we have available for working capital of the Combined Company. While the PIPE Investors have agreed to purchase the PIPE Securities, we have not obligated them to reserve funds for such obligations.

Subsequent to the completion of the Business Combination, the Combined Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

DHAC cannot assure you that the due diligence DHAC has conducted on the Combined Company will reveal all material issues that may be present with regard to the Combined Company, or that factors outside of DHAC’s or the Combined Company’s control will not later arise, and the Business Combination Agreement does not generally provide for indemnification of the Combined Company in respect of historical liability or with respect to VSee’s or iDoc’s respective businesses. As a result of unidentified issues or factors outside of DHAC’s or the Combined Company’s control, the Combined Company may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if DHAC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the preliminary risk analysis conducted by DHAC. Even though these charges may be non-cash items that would not have an immediate impact on the Combined Company’s liquidity, the fact that the Combined Company reports charges of this nature could contribute to negative market perceptions about the Combined Company or its securities. In addition, charges of this nature may cause the Combined Company to violate leverage or other covenants to which it may be subject. Accordingly, the Combined Company stockholders could suffer a reduction in the value of their shares from any such write-down or write-downs.

DHAC’s shareholders will experience dilution due to the issuance of securities in the Business Combination, the PIPE Financing and the Series B Financing entitling VSee stockholders, iDoc stockholders, the PIPE Investors and A.G.P. to a significant ownership interest in the Combined Company.

Based on an assumed VSee Per Share Consideration of 0.40, an assumed iDoc Per Share Consideration of 994.38, an assumed Closing Date of [•], 2023 and VSee Outstanding Shares and iDoc Outstanding Shares as of [•], 2023, and assuming no further redemptions, immediately after the Effective Time:

●	DHAC’s Public Stockholders are expected to beneficially own 694,123 shares of Combined Company common stock, or approximately 4.4% of the outstanding Combined Company common stock;
●	the Bridge Investor is expected to beneficially own 30,000 shares of Combined Company common stock, or approximately 0.2% of the outstanding Combined Company common stock;
●	the PIPE Investors are expected to beneficially own 1,171,300 shares of Combined Company common stock underlying the PIPE Shares (on an as-converted basis), or approximately 7.4% of the outstanding Combined Company common stock;
●	A.G.P, which has agreed to convert a deferred underwriting fee of $4,370,000 payable in connection with DHAC’s IPO into 4,370 shares of DHAC’s Series B Preferred Stock at a per share price of $1,000 upon the closing of the Business Combination, is expected to beneficially own 437,000 shares of Combined Company common stock underlying the Series B Shares (on an as-converted basis), or approximately 2.8% of the outstanding Combined Company common stock;
●	the Initial Stockholders are expected to hold 3,432,000 shares of Combined Company common stock, or approximately 21.6% of the outstanding Combined Company common stock;
●	the continuing VSee stockholders are expected to hold 5,157,942 shares of Combined Company common stock, or approximately 32.5% of the outstanding Combined Company common stock; and
●	the continuing iDoc stockholders are expected to hold 4,950,000 shares of Combined Company common stock, or approximately 31.2% of the outstanding Combined Company common stock.

The number of shares and the interests set forth above (a) assume that (i) the number of shares of Common Stock to be issued upon closing of the Business Combination is 10,107,942 and there are no indemnity claims under the Business Combination Agreement that would reduce such shares, (ii) no additional Public Stockholders elect to have their Public Shares redeemed, (iii) the PIPE Investors purchase the full amount of the Additional PIPE Financing, (iv) there are no other issuances of equity interests of DHAC, VSee or iDoc, (v) none of the Bridge Investor, the PIPE Investors, A.G.P., the Initial Stockholders, or the current VSee or iDoc stockholders purchase shares of DHAC Common Stock in the open market, (vi) there are no exercises of stock options to be granted to certain DHAC and VSee employees, consultants and advisors in connection with the Business Combination, and (vii) all shares of Series A Preferred Stock and Series B Preferred Stock convert into Common Stock at the initial conversion prices set forth in the Series A Preferred Certificate of Designation and Series B Preferred Certificate of Designation, respectively, and (b) does not take into account the Company warrants that will remain outstanding following the Business Combination and may be exercised at a later date including the public and private Warrants, the Bridge Warrants and the PIPE Warrants.

If we assume that all outstanding public Warrants, private placement Warrants, PIPE Warrants and Bridge Warrants were exercisable and exercised following completion of the Business Combination and further assume that no additional Public Stockholders elect to have their Public Shares redeemed (and each other assumption set forth above remains the same), then the ownership of the Combined Company would be as follows:

●	DHAC’s Public Stockholders are expected to beneficially own 12,194,123 shares of Combined Company common stock, or approximately 42.6% of the outstanding Combined Company common stock;
●	the Bridge Investor is expected to beneficially own 203,913 shares of Combined Company common stock, or approximately 0.7% of the outstanding Combined Company common stock;
●	the PIPE Investors are expected to beneficially own 1,701,300 shares of Combined Company common stock, or approximately 5.9% of the outstanding Combined Company common stock;
●	A.G.P is expected to beneficially own 437,000 shares of Combined Company common stock, or approximately 1.5% of the outstanding Combined Company common stock underlying the Series B Shares;
●	the Initial Stockholders are expected to hold 3,989,000 shares of Combined Company common stock, or approximately 13.9% of the outstanding Combined Company common stock;
●	the continuing VSee stockholders are expected to hold 5,157,942 shares of Combined Company common stock, or approximately 18.0% of the outstanding Combined Company common stock; and
●	the continuing iDoc stockholders are expected to hold 4,950,000 shares of Combined Company common stock, or approximately 17.3 % of the outstanding Combined Company common stock.

The assumed VSee Per Share Consideration of 0.40 was calculated by dividing (A) an amount equal to (1) $60,500,000, minus (2) 892,058 (representing the assumed Effective Time Option Grants) multiplied by $10, minus (3) the aggregate amount of VSee’s transaction expenses (assumed to be $0), by (B) 13,017,681, the total number of VSee outstanding shares (on an as-converted basis), and then dividing such amount by 10. The assumed iDoc Per Share Consideration of 994.38 was calculated by dividing (A) an amount equal to (1) $49,500,000, minus (2) the aggregate amount of iDoc’s transaction expenses (assumed to be $0) by (B) 4,978, the total number of iDoc outstanding shares, and then dividing such amount by 10.

If Sponsor purchases all of the Additional PIPE Financing, Sponsor’s ownership interest will increase by 1.5% assuming no exercise of the PIPE Warrants.

Without limiting the other assumptions described under the section titled “Unaudited Pro Forma Condensed Combined Financial Information,” these ownership percentages do not take into account any equity awards that may be issued by the Combined Company. If any shares of common stock are redeemed in connection with the Business Combination, the percentage of the Combined Company’s fully diluted common equity held by the current Public Stockholders of DHAC will decrease relative to the percentage held if none of the shares of common stocks are redeemed.

DHAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination even if a substantial majority of DHAC’s stockholders do not agree.

DHAC’s existing governance documents do not provide a specified maximum redemption threshold. As a result, DHAC may be able to complete the Business Combination even if a substantial majority of Public Stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, officers, directors, advisors or any of their affiliates. DHAC will file a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals at the Special Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

However, the Business Combination Agreement provides that the obligations of VSee and iDoc to consummate the Business Combination are conditioned on, after giving effect to the transactions contemplated by the Business Combination Agreement, including the PIPE Financing, DHAC having at least $5,000,001 of net tangible assets immediately after the Effective Time. In the event we do not meet this minimum net tangible assets threshold, and if VSee and iDoc does not waive this condition to closing, we may not complete the Business Combination or redeem any shares, all shares of Common Stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the DHAC board of directors will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The DHAC board of directors is seeking approval to adjourn the Special Meeting to a later date or dates if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Condition Precedent Proposals would not be duly approved and adopted by DHAC’s shareholders or DHAC determines that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived. If the Adjournment Proposal is not approved, the DHAC board of directors may not have the ability to adjourn the Special Meeting to a later date and, therefore, may not have more time to solicit votes to approve the Condition Precedent Proposals. In such event, the Business Combination would not be completed.

The unaudited pro forma financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of the Combined Company’s results if the Business Combination is completed.

DHAC, VSee and iDoc currently operate as separate companies and have had no prior history as a Combined Company, and the operations of DHAC, VSee and iDoc have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the Combined Company. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from DHAC’s and VSee’s and iDoc’s historical financial statements and certain adjustments and assumptions have been made regarding the Combined Company after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus/consent solicitation in respect of the estimated financial position and results of operations of the Combined Company.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect the Combined Company’s financial condition or results of operations following the Closing. Any potential decline in VSee’s and iDoc’s financial condition or results of operations may cause significant variations in the stock price of the Combined Company.

During the pendency of the Business Combination, DHAC will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, or enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

During the pendency of the Business Combination, DHAC will not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement, in part because of the inability of the DHAC board to change its recommendation in connection with the Business Combination. The Business Combination Agreement does not permit DHAC’s board of directors to change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify its recommendation in favor of adoption of the Shareholder Proposals.

Certain covenants in the Business Combination Agreement impede the ability of DHAC to make acquisitions or complete certain other transactions pending completion of the Business Combination. As a result, DHAC may be at a disadvantage to its competitors during that period. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

The Combined Company’s business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause the Combined Company to incur significant expense, hinder execution of its business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the Combined Company’s common stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the board of directors’ attention and resources from the Combined Company’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to the Combined Company’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, the Combined Company may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

In connection with the Business Combination, the Sponsor, initial shareholders, directors, executive officers, advisors and their affiliates may elect to purchase shares from Public Stockholders, which may influence a vote on a proposed business combination and reduce the public “float” of our shares of common stock.

In connection with the Business Combination, the Sponsor, initial shareholders, directors, executive officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares in such transactions.

In the event that the Sponsor, initial shareholders, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares would be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of our shares of common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its common stock in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a shareholder of the Combined Company might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the common stock after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.15 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.15 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Stockholders may be reduced below $10.15 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares).

Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination (which shall be the Business Combination should it occur). Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, after we distribute the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of DHAC’s securities may decline.

The market price of DHAC’s securities may decline as a result of the Business Combination if:

●	DHAC does not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or
●	The effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing stock prices.

DHAC, VSee and iDoc have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by DHAC if the Business Combination is completed or by DHAC if the Business Combination is not completed.

DHAC, VSee and iDoc have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, DHAC expects to incur approximately $3.6 million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is completed or by DHAC if the Business Combination is not completed.

DHAC has incurred and will incur significant transaction costs in connection with transactions contemplated by the Business Combination Agreement.

DHAC has incurred and will incur significant transaction costs in connection with the Business Combination. If the Business Combination is not consummated, DHAC may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus/consent solicitation may not be indicative of what the Combined Company’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus/consent solicitation is presented for illustrative purposes only and is not necessarily indicative of what Combined Company’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

In the event that a significant number of Shares are redeemed, our Common Stock may become less liquid following the Business Combination.

If a significant number of Shares are redeemed, DHAC may be left with a significantly smaller number of stockholders. As a result, trading in the shares of the Combined Company may be limited and your ability to sell your shares in the market could be adversely affected. The Combined Company intends to apply to list its shares on the Nasdaq Stock Market (“Nasdaq”), and Nasdaq may not list the common stock on its exchange, which could limit investors’ ability to make transactions in DHAC’s securities and subject DHAC to additional trading restrictions.

The Combined Company will be required to meet the initial listing requirements to be listed on the Nasdaq Stock Market. However, the Combined Company may be unable to maintain the listing of its securities in the future.

If the Combined Company fails to meet the continued listing requirements and Nasdaq delists its securities, DHAC could face significant material adverse consequences, including:

●	a limited availability of market quotations for its securities;

●	a limited amount of news and analyst coverage for the Combined Company; and
●	a decreased ability to issue additional securities or obtain additional financing in the future

DHAC may waive one or more of the conditions to the Business Combination without resoliciting shareholder approval for the Business Combination.

DHAC may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus/consent solicitation and resolicitation of proxies is warranted. In some instances, if the Board determines that a waiver is not sufficiently material to warrant resolicitation of stockholders, DHAC has the discretion to complete the Business Combination without seeking further shareholder approval. For example, it is a condition to DHAC’s obligations to close the Business Combination that there be no applicable law and no injunction or other order restraining or imposing any condition on the consummation of the Business Combination, however, if the Board determines that any such order or injunction is not material to the business of VSee or iDoc, then the Board may elect to waive that condition without shareholder approval and close the Business Combination.

Changes to SEC Rules Regarding SPACs Could Have an Adverse Effect on DHAC or its Ability to Consummate the Business Combination

On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; effectively limiting the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended. These rules, if adopted, whether in the form proposed or in revised form, may materially adversely affect DHAC’s ability to negotiate and complete the Business Combination and may increase the costs and time related thereto.

Risks Related to Combined Company’s Common Stock and the Securities Market

The market price of the Combined Company’s common stock and warrants may be volatile, which could cause the value of your investment to decline.

The market price of our common stock and warrants has been and may continue to be volatile and subject to wide fluctuations depending on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock or warrants. Factors affecting the trading price of our common stock and warrants may include:

●	market conditions in our industry or the broader stock market;
●	actual or anticipated fluctuations in our financial and operating results;
●	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
●	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;
●	changes in financial estimates and recommendations by securities analysts concerning us or the market in general;
●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
●	our ability to market new and enhanced solutions on a timely basis;
●	announced or completed acquisitions of businesses, commercial relationships, products, services or technologies by us or our competitors;

●	changes in laws and regulations affecting our business;
●	changes in accounting standards, policies, guidelines, interpretations or principles;
●	commencement of, or involvement in, litigation involving us;
●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
●	sales, or anticipated sales, of large blocks of our common stock;
●	any major change in our board of directors or management; and
●	general economic and political conditions such as recessions, interest rates, fuel prices, trade wars, pandemics (such as COVID-19), currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our common stock and warrants, regardless of our actual operating performance. The stock market in general and Nasdaq have, from time to time, experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our common stock and warrants, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our common stock or warrants also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

Further, although our common stock and warrants are currently listed on Nasdaq, an active trading market for our common stock and warrants may not be sustained. Accordingly, if an active trading market for these securities is not maintained, the liquidity of our common stock and warrants, your ability to sell your shares of our common stock or warrants when desired and the prices that you may obtain for your shares or warrants will be adversely affected.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary businesses and technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

Future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate. All outstanding shares of our common stock are freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which are subject to restrictions under the Securities Act.

We are unable to predict the effect that these sales, particularly sales by our directors, executive officers and significant stockholders, may have on the prevailing market price of our common stock. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline significantly and make it difficult for us to raise funds through securities offerings in the future.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your shares for a price greater than that which you are deemed to have paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our stockholders and such other factors as the board of directors may deem relevant. Furthermore, because we are a holding company, our ability to pay dividends will depend on our receipt of cash distributions and dividends, loans or other funds from our subsidiaries, which may be similarly affected by, among other things, the terms of any future indebtedness, other contractual restrictions and provisions of applicable law. Accordingly, we may not pay any dividends on our common stock in the foreseeable future.

If securities and industry analysts do not publish or cease publishing research or reports, or publish inaccurate or unfavorable research or reports, about our business or our market, our stock price and trading volume could decline.

The trading market for our common stock and warrants will depend, in part, on the research and reports that securities and industry analysts publish about us, our business and our market. We do not have any control over these analysts or the information contained in their reports. If securities and industry analysts do not commence and maintain coverage of our business, our stock price and trading volume would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock, publish inaccurate or unfavorable research about our business or our market, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

We are an “emerging growth company” as well as a “smaller reporting company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This may make the comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter. To the degree we take advantage of such reduced disclosure obligations, it may also make the comparison of our financial statements with other public companies difficult or impossible.

An active, liquid trading market for the Combined Company’s Common Stock may not develop, which may limit your ability to sell your shares.

An active trading market for the Combined Company’s shares of Common Stock may never develop or be sustained following the consummation of the Business Combination. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither the Combined Company nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of the Combined Company’s Common Stock. An inactive market may also impair the Combined Company’s ability to raise capital to continue to fund operations by issuing shares and may impair the Combined Company’s ability to acquire other companies or technologies by using the Combined Company’s shares as consideration.

The issuance of additional shares of common stock or convertible securities may dilute your ownership and could adversely affect the stock price.

At the closing of the Business Combination, 2,312,213 shares of common stock will be potentially issuable upon conversion or exercise of the PIPE Shares, the PIPE Warrants, the Bridge Warrants and the Series B Shares, and 1,342,058 options of the Combined Company will be issued and outstanding with an exercise price of $10. From time to time in the future, the we may issue additional shares of common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Additional shares of common stock may also be issued upon exercise of outstanding stock options and warrants to purchase common stock. The issuance by us of additional shares of common stock or securities convertible into common stock would dilute your ownership of the Combined Company and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock. Subject to the satisfaction of vesting conditions and the expiration of lockup agreements, shares issuable upon exercise of options will be available for resale immediately in the public market without restriction.

Issuing additional shares of the Combined Company’s capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. The Combined Company’s decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of the Combined Company’s common stock bear the risk that the Combined Company’s future offerings may reduce the market price of the Combined Company’s common stock and dilute their percentage ownership.

If securities and industry analysts do not publish or cease publishing research or reports, or publish inaccurate or unfavorable research or reports, about our business or our market, our stock price and trading volume could decline.

The trading market for our common stock and warrants will depend, in part, on the research and reports that securities and industry analysts publish about us, our business and our market. We do not have any control over these analysts or the information contained in their reports. If securities and industry analysts do not commence and maintain coverage of our business, our stock price and trading volume would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock, publish inaccurate or unfavorable research about our business or our market, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

The Combined Company may be subject to securities litigation, which is expensive and could divert management attention.

Following the Business Combination, the per share price of the Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation.

Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on DHAC’s business, financial condition, and results of operations. Any adverse determination in litigation could also subject the Company to significant liabilities.

Risks Related to Our Corporate Governance

Provisions in our charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Certain provisions of our certificate of incorporation and by-laws may have the effect of rendering more difficult, delaying, or preventing a change of control or changes in our management. These provisions provide for, among other things:

●	a classified board of directors whose members serve staggered three-year terms;
●	the authorization of “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;
●	a limitation on the ability of, and providing indemnification to, our directors and officers;
●	a requirement that special meetings of our stockholders can be called only by our board of directors, the Chairperson of our board of directors, or our Chief Executive Officer;
●	a requirement of advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;
●	a requirement of advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;
●	a prohibition on cumulative voting in the election of directors;
●	a requirement that our directors may be removed only for cause and by a 66% (2/3) vote of the stockholders;
●	a prohibition on stockholder action by written consent;
●	a requirement that vacancies on our board of directors may be filled only by a majority of directors then in office (subject to limited exceptions), even though less than a quorum; and
●	a requirement of the approval of the board of directors or the holders of at least two-thirds of our outstanding shares of capital stock to amend the amended and restated by-laws and certain provisions of the amended and restated certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of our management. In addition, institutional stockholder representative groups, stockholder activists and others may disagree with our corporate governance provisions or other practices, including anti-takeover provisions, such as those listed above. We generally will consider recommendations of institutional stockholder representative groups, but we will make decisions based on what our board and management believe to be in the best long-term interests of our company and stockholders; however, these groups could make recommendations to our stockholders against our practices or our board members if they disagree with our positions.

Finally, we have not opted out of the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our certificate of incorporation provides that a state or federal court located within the state of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides, to the fullest extent permitted by law, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

●	any derivative action or proceeding brought on behalf of us;
●	any action asserting a claim of breach of a fiduciary duty owed by or other wrongdoing by any current or former director, officer, employee, agent or stockholder of ours to us or our stockholders;
●	any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; or
●	any action asserting a claim governed by the internal affairs doctrine;

except for, as to each of the above clauses, any action as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery of the State of Delaware (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery of the State of Delaware within ten (10) days following such determination), in which case the United States District Court for the District of Delaware or other state courts of the State of Delaware, as applicable, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any such claims.

This provision would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive or concurrent jurisdiction. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may increase certain litigation costs on the shareholders, which may discourage lawsuits against us and our directors, officers, and other employees. If any other court of competent jurisdiction were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our business. In addition, although the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum selection clause.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could harm our business.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of Nasdaq. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors, our board committees or as our executive officers. After we cease to be an “emerging growth company,” we will incur greater legal, accounting, and other expenses than we previously incurred. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Risks Related to U.S. and International Taxation Generally and in Connection with the Business Combination

Changes in tax laws or exposure to additional income tax liabilities could affect the Combined Company’s future profitability.

Factors that could materially affect the Combined Company’s future effective tax rates include but are not limited to:

●	changes in tax laws or the regulatory environment;
●	changes in accounting and tax standards or practices;
●	changes in the composition of operating income by tax jurisdiction; and
●	the Combined Company’s operating results before taxes.

Because neither VSee nor iDoc has a long history of operating at its present scale and it has significant expansion plans, the Combined Company’s effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”), was signed into law making significant changes to the Internal Revenue Code of 1986, as amended (the “Code”). In particular, sweeping changes were made to the U.S. taxation of foreign operations. Changes include, but are not limited to, a permanent reduction to the corporate income tax rate, limiting interest deductions, adopting elements of a territorial tax system, assessing a repatriation tax or “toll-charge” on undistributed earnings and profits of U.S.-owned foreign corporations, and introducing certain anti-base erosion provisions, including a new minimum tax on global intangible low-taxed income and base erosion and anti-abuse tax. The new legislation had no effect on either VSee’s or iDoc’s 2021 or 2020 provision for income taxes because each of VSee and iDoc incurred losses in the U.S. in these years, and the management set up a full valuation allowance against its U.S. federal and states deferred tax assets.

In addition to the impact of the Tax Act on VSee’s or iDoc’s federal taxes, the Tax Act may impact its taxation in other jurisdictions, including with respect to state income taxes. State legislatures have not had sufficient time to respond to the Tax Act. Accordingly, there is uncertainty as to how the laws will apply in the various state jurisdictions. Additionally, other foreign governing bodies may enact changes to their tax laws that could result in changes to the Combined Company’s global tax position and materially adversely affect its business, results of operations and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and technologies and the use of intangibles. Tax authorities could disagree with the Combined Company’s future intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If the Combined Company does not prevail in any such disagreements, its profitability may be affected.

To the extent any repurchases are made on or after January 1, 2023, such repurchases may be subject to the Stock Buyback Tax (the “Repurchase Tax”), a 1% excise tax on repurchases as imposed by the Inflation Reduction Act of 2022 and effective as of January 1, 2023, which may be offset by shares newly issued during that fiscal year. The Repurchase Tax has been and will be taken into account by DHAC with respect to its decisions to repurchase shares, but there can be no assurance that the Repurchase Tax will not reduce the number of shares DHAC is able to or ultimately decides to repurchase.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to income taxes in the United States and other jurisdictions, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;
●	expected timing and amount of the release of any tax valuation allowances;
●	tax effects of stock-based compensation;
●	costs related to intercompany restructurings;
●	changes in tax laws, regulations or interpretations thereof; or
●	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

If the Business Combination does not qualify as a tax-free reorganization under Section 368(a) of the Code, holders of VSee and iDoc capital stock may incur a substantially greater U.S. federal income tax liability as a result of the Business Combination.

DHAC, VSee and iDoc intend for the Business Combination to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. However, neither DHAC, VSee nor iDoc has requested, or intends to request, a ruling from the IRS, with respect to the tax consequences of the Business Combination and there can be no assurance that the companies’ position would be sustained by a court if challenged by the IRS. Accordingly, if the IRS or a court determines that the Business Combination does not qualify as a reorganization under Section 368(a) of the Code and is therefore fully taxable for U.S. federal income tax purposes, holders of VSee and iDoc capital stock generally would recognize taxable gain or loss on their receipt of Common Stock in connection with the Business Combination. For a more complete discussion of U.S. federal income tax consequences of the Business Combination, see the section titled “Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations of the Business Combination to Holders of VSee and iDoc Stock.”

THE MEETING

General

DHAC is furnishing this proxy statement/prospectus/consent solicitation to the DHAC stockholders as part of the solicitation of proxies by the Board for use at the Meeting of DHAC stockholders to be held on [•], 2023 and at any adjournment or postponement thereof. This proxy statement/prospectus/consent solicitation is first being furnished to our stockholders on or about [•], 2023 in connection with the vote on the Proposals. This proxy statement/prospectus/consent solicitation provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Meeting.

Date, Time and Place

The Meeting will be held virtually at 9:30 a.m., Eastern Time, on and conducted exclusively via live webcast at www.virtualshareholdermeeting.com/DHAC2023SM, or such other date, time and place to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice.

There will not be a physical location for the Meeting, and you will not be able to attend the meeting in person. We are pleased to utilize the virtual stockholder meeting technology to provide ready access and cost savings for our stockholders and DHAC. The virtual meeting format allows attendance from any location in the world. You will be able to attend the special meeting, vote and submit your questions online during the special meeting by visiting www.virtualshareholdermeeting.com/DHAC2023SM.

Record Date; Who is Entitled to Vote

DHAC has fixed the close of business on [•], 2023, as the record date for determining those DHAC stockholders entitled to notice of and to vote at the Meeting. As of the close of business on [•], 2023, there were 4,156,123 shares of Common Stock issued and outstanding and entitled to vote, of which 694,123 are Public Shares and 2,078,062 are shares held by the Initial Stockholders. Each holder of shares of Common Stock is entitled to one vote per share on each Proposal. If your shares are held in “street name,” you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions.

In connection with our IPO, we entered into certain letter agreements pursuant to which the Initial Stockholders and our officers and directors agreed to vote any shares of common stock owned by them in favor of our initial business combination (the “Letter Agreement”). The Initial Stockholders also entered into a certain support agreement with VSee, iDoc and DHAC pursuant to which they agreed to, among other things, vote in favor of the Business Combination Proposal and the other Proposals (the “Initial Stockholder Support Agreement”). As of the date of this proxy statement/prospectus/consent solicitation, the Initial Stockholders hold approximately 82.6% of the outstanding Common Stock.

Quorum and Required Vote for Shareholder Proposals

A quorum of DHAC stockholders is necessary to hold a valid meeting. A quorum will be present at the Meeting if a majority of the shares of common stock issued and outstanding is present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions by virtual attendance and by proxy will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of the Business Combination Proposal, the Bylaws Proposal, the Stock Plan Proposal, the Nasdaq Merger Proposal, the Nasdaq PIPE Proposal, the Nasdaq ELOC Proposal, the Nasdaq Series B Proposal, and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting or any adjournment thereof. Approval of the Charter Amendment Proposal and the Governance Proposals will require the approval of a majority of the issued and outstanding shares of common stock. Attending the Meeting either in person by virtual attendance or represented by proxy and abstaining from voting and a broker non-vote will have the same effect as voting against the Charter Amendment Proposal. Approval of the Directors Proposal will require a plurality of the votes cast.

Along with the approval of the Charter Amendment Proposal, the approval of Business Combination Proposal, the Bylaws Proposal, the Directors Proposal, the Stock Plan Proposal, the Nasdaq Merger Proposal, the Nasdaq PIPE Proposal, and the Nasdaq Series B Proposal are conditions to the consummation of the Business Combination. If the Business Combination Proposal is not approved, the Business Combination will not take place. Approval of this Business Combination Proposal is also a condition to

Proposals 2A-2H, Proposal 3, Proposals 4A-4H, Proposal 5, Proposal 6, Proposal 7, Proposal 8, Proposal 9 and Proposal 10. If the Charter Amendment Proposal, the Bylaws Proposal, the Directors Proposal, the Stock Plan Proposal, the Nasdaq Merger Proposal, the Nasdaq PIPE Proposal, or the Nasdaq Series B Proposal are not approved, unless waived, this Business Combination Proposal will have no effect (even if approved by the requisite vote of our stockholders at the Meeting of any adjournment or postponement thereof) and the Business Combination will not occur.

Voting Your Shares

Each share of common stock that you own in your name entitles you to one vote on each Proposal for the Meeting. Your proxy card shows the number of shares of common stock that you own.

There are two ways to ensure that your shares of common stock are voted at the Meeting:

●	You can vote your shares by signing, dating and returning the enclosed proxy card in the pre-paid postage envelope provided. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by our board. Our Board recommends voting “FOR” each of the Proposals. If you hold your shares of common stock in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that the votes related to the shares you beneficially own are properly represented and voted at the Meeting.
●	You can participate in the virtual Meeting and vote during the Meeting even if you have previously voted by submitting a proxy as described above. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way DHAC can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL (AS WELL AS THE OTHER PROPOSALS).

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;
●	if you are a record holder, you may notify our tabulator, Broadridge Financial Solutions, in writing before the Meeting that you have revoked your proxy; or
●	you may participate in the virtual Meeting, revoke your proxy, and vote during the virtual Meeting, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of common stock, you may contact D.F. King & Co., Inc., our proxy solicitor as follows:

D.F. King & Co.

48 Wall Street, 22nd Floor

New York, NY 10005

Brokers and Banks Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 290-6429

Email: DHAC@dfking.com

No Additional Matters May Be Presented at the Meeting

This Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Bylaws Proposal, the Governance Proposals, the Directors Proposal, the Stock Plan Proposal, the Nasdaq Merger

Proposal, the Nasdaq PIPE Proposal, the Nasdaq ELOC Proposal, the Nasdaq Series B Proposal, the Adjournment Proposal. Under our Current Charter, other than procedural matters incident to the conduct of the Meeting, no other matters may be considered at the Meeting if they are not included in the notice of the Meeting.

Approval of the Business Combination Proposal, the Charter Amendment Proposal, the Bylaws Proposal, the Stock Plan Proposal, the Nasdaq Merger Proposal, the Nasdaq PIPE Proposal, the Nasdaq ELOC Proposal, the Nadsaq Series B Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting or any adjournment thereof.

Redemption Rights

Pursuant to our Certificate of Incorporation, a holder of Common Stock may demand that DHAC redeem such Common Stock for cash in connection with a business combination. You may not elect to redeem your Common Stock prior to the completion of a business combination.

If you are a public stockholder and you seek to have your shares redeemed, you must submit your request in writing that we redeem your Public Shares for cash no later than 5:00 p.m., Eastern Time on [●], 202 [●] (at least two business days before the Meeting). The request must be signed by the applicable stockholder in order to validly request redemption. A stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights. The request must identify the holder of the Common Stock to be redeemed and must be sent to Continental at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th floor

New York, NY 10004

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

You must tender the Common Stock for which you are electing redemption at least two business days before the Meeting by either:

●	Delivering certificates representing the Common Stock to Continental, or
●	Delivering the Common Stock electronically through the DWAC system.

Any corrected or changed written demand of redemption rights must be received by Continental at least two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental at least two business days prior to the vote at the Meeting.

Public stockholders may seek to have their Common Stock redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of Common Stock as of the Record Date. Any public stockholder who holds Common Stock of DHAC on or before [•], 2023 (at least two business days before the Meeting) will have the right to demand that his, her or its Common Stock be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

In connection with tendering your shares for redemption, you must elect either to physically tender your certificates to Continental or deliver your Common Stock to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, at least two business days before the Meeting.

The redemption rights include the requirement that a stockholder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address in order to validly redeem its public shares.

If you wish to tender through the DWAC system, please contact your broker and request delivery of your Common Stock through the DWAC system. Delivering Common Stock physically may take significantly longer. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC, and Continental will need to act together to facilitate this request. It is DHAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. DHAC does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical certificate. Stockholders who request physical certificates and wish to redeem may be unable to meet the deadline for tendering their Common Stock before exercising their redemption rights and thus will be unable to redeem their Common Stock.

In the event that a stockholder tenders its Common Stock and decides prior to the consummation of the Business Combination that it does not want to redeem its Common Stock, the stockholder may withdraw the tender. In the event that a stockholder tenders Common Stock and the Business Combination is not completed, these Common Stock will not be redeemed for cash and the physical certificates representing these Common Stock will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. DHAC anticipates that a stockholder who tenders Common Stock for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such Common Stock soon after the completion of the Business Combination.

If properly demanded by DHAC’s Public Stockholders, DHAC will redeem each Common Stock into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of January 12, 2023, this would amount to approximately $10.52 per share. If you exercise your redemption rights, you will be exchanging your Common Stock for cash and will no longer own the Common Stock.

Notwithstanding the foregoing, a holder of the Common Stock, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 20% of the Common Stock.

If too many public stockholders exercise their redemption rights, we may not be able to meet certain closing conditions, and as a result, would not be able to proceed with the Business Combination.

Appraisal Rights

Appraisal rights are not available to holders of DHAC shares of Common Stock in connection with the proposed Business Combination under Delaware law. A summary of the appraisal rights that may be available to VSee Stockholders under Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) with respect to the Business Combination is described in “Appraisal Rights — VSee Stockholder Appraisal Rights”. A copy of Section 262 of the DGCL is attached as Annex E to this proxy statement/prospectus/consent solicitation. A summary of the appraisal rights that may be available to iDoc Stockholders under Subchapter H, Chapter 10, Title 1 of the Texas Business Organizations Code (“TBOC”) with respect to the Business Combination is described in “Appraisal Rights — iDoc Stockholder Appraisal Rights”. A copy of Subchapter H, Title 1, Chapter 10of the TBOC is attached as Annex F to this proxy statement/prospectus/consent solicitation.

Proxies and Proxy Solicitation Costs

DHAC is soliciting proxies on behalf of the Board. This solicitation is being made by mail but also may be made by telephone or in person. DHAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus/consent solicitation and proxy card. DHAC will bear the cost of solicitation. D.F. King & Co., Inc., a proxy solicitation firm that DHAC has engaged to assist it in soliciting proxies, will be paid a fixed fee of approximately $12,000 and be reimbursed out-of-pocket expenses.

DHAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. DHAC will reimburse them for their reasonable expenses.

PROPOSAL 1 — THE BUSINESS COMBINATION PROPOSAL

We are asking our stockholders to adopt the Business Combination Agreement and approve the Business Combination and the other transactions contemplated thereby. Our stockholders should read carefully this proxy statement/prospectus/consent solicitation in its entirety, including the subsection below titled “The Business Combination Agreement,” for more detailed information concerning the Business Combination and the terms and conditions of the Business Combination Agreement. We also urge our stockholders to read carefully the Business Combination Agreement in its entirety before voting on this Proposal. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation.

General

On June 15, 2022, Digital Health Acquisition Corp., a Delaware corporation (“DHAC” or “Company”), entered into a business combination agreement with DHAC Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of DHAC (“Merger Sub I”), DHAC Merger Sub II, Inc., a Texas corporation and wholly owned subsidiary of DHAC (“Merger Sub II”), VSee Lab, Inc., a Delaware corporation (“VSee”), and iDoc Virtual Telehealth Solutions, Inc., a Texas corporation (“iDoc”) (the “Original Business Combination Agreement”). On August 9, 2022, the parties to the Original Business Combination Agreement, entered into the First Amended and Restated Business Combination Agreement (the “First Amended and Restated Business Combination Agreement), pursuant to which the Original Business Combination Agreement was amended and restated in its entirety. The parties to the Original Business Combination Agreement entered into the Second Amended and Restated Business Combination Agreement on October 6, 2022, pursuant to which the First Amended and Restated Business Combination Agreement was amended and restated in its entirety, and, as amended by the First Amendment dated November 3, 2022 (the “Business Combination Agreement,” and together with the other agreements and transactions contemplated by the Business Combination Agreement, the “Business Combination”). Pursuant to the terms of the Business Combination Agreement, a business combination between DHAC and VSee and iDoc will be effected through the merger of Merger Sub I and Merger Sub II, with VSee and iDoc surviving the mergers as wholly owned subsidiaries of DHAC (the “Mergers”). The Board of Directors of DHAC (the “Board”) has unanimously (i) approved and declared advisable the Business Combination Agreement, the Mergers and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Business Combination Agreement and related matters by the stockholders of DHAC.

The Business Combination Agreement

The Business Combination Agreement and this summary are included to provide you with information regarding the terms of the Business Combination Agreement. The Business Combination Agreement contains representations and warranties by DHAC, Merger Sub I, Merger Sub II, VSee and iDoc. The representations, warranties and covenants made in the Business Combination Agreement by DHAC, Merger Sub I, Merger Sub II, VSee and iDoc were qualified and subject to important limitations agreed to by DHAC, Merger Sub I, Merger Sub II, VSee and iDoc in connection with negotiating the terms of the Business Combination Agreement. In particular, in your review of the representations and warranties contained in the Business Combination Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Business Combination Agreement may have the right not to consummate the Business Combination if the representations and warranties of the other party were to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Business Combination Agreement, rather than establishing or attempting to set forth matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some representations, warranties and covenants were qualified by the matters contained in the confidential disclosure schedules (the “Disclosure Schedules”) that DHAC, VSee and iDoc each delivered in connection with the Business Combination Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus/consent solicitation, may have changed since the date of the Business Combination Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this proxy statement/prospectus. However, for the avoidance of doubt, information in the Business Combination Agreement is part of this proxy statement/prospectus.

For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as presenting the actual state of facts or condition of DHAC, VSee, iDoc or any of their respective subsidiaries or affiliates, without considering the foregoing. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information.” DHAC will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Business Combination Agreement and will update such disclosure as required by federal securities laws.

The Merger Consideration

The Business Combination implies a $ 55,365,119 post-closing equity value and a current combined equity value of VSee and iDoc at $110 million. At the Closing, each of VSee and iDoc will convert each share of VSee and iDoc capital stock (excluding shares of the holders who perfect rights of appraisal under Delaware or Texas law, as the case may be) into the right to receive the applicable merger consideration as further described below.

VSee Merger Consideration

The aggregate merger consideration that the holders of VSee Stock as of the Effective Time are entitled to receive in the Business Combination, referred to as the “VSee Closing Consideration,” is an amount equal to (1) $60,500,000, minus (2) an amount equal to the Effective Time Option Grants multiplied by $10, minus (3) the aggregate amount of VSee’s transaction expenses. “Effective Time Option Grants” refers to the stock options with an exercise price of $10 per share pursuant to the Incentive Plan to the individuals, in the amounts, and on the terms set forth on Exhibit E to the Business Combination Agreement. 100% of the VSee Closing Consideration will be paid in shares of Company Common Stock in accordance with the terms of the Business Combination Agreement and subject to deductions for the VSee Indemnity Escrow Amount as described below. The “VSee Per Share Consideration” refers to a number of shares of Common Stock equal to (a) (1) the VSee Closing Consideration, divided by (2) the total number of VSee Outstanding Shares, divided by (b) 10. “VSee Outstanding Shares” refers to the total number of shares of VSee Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to VSee Common Stock basis, and including, without limitation or duplication, the number of shares of VSee Common Stock issuable upon conversion of the VSee Preferred Stock.

iDoc Merger Consideration

The aggregate merger consideration that the holders of iDoc Stock as of the Effective Time are entitled to receive in the Business Combination, referred to as the “iDoc Closing Consideration,” is an amount equal to (1) $49,500,000, minus (2) the aggregate amount of iDoc’s transaction expenses. 100% of the iDoc Closing Consideration will be paid in shares of Company Common Stock in accordance with the terms of the Business Combination Agreement and subject to deductions for the iDoc Indemnity Escrow Amount as described below. The “iDoc Per Share Consideration” refers to a number of shares of Common Stock equal to (a) (1) the iDoc Closing Consideration, divided by (2) the total number of iDoc Outstanding Shares, divided by (b) 10. “iDoc Outstanding Shares” refers to the total number of shares of iDoc Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to iDoc Common Stock basis.

Treatment of VSee Securities

Treatment of VSee Preferred Stock

Immediately prior to the Effective Time and as a condition to the Closing, all of the outstanding shares of VSee Preferred Stock will be converted into shares of VSee Common Stock in accordance with the conversion terms applicable to each series of VSee Preferred Stock as set forth in the VSee Charter. Such conversion is referred to as the VSee Preferred Stock Conversion.

Treatment of VSee Common Stock

At the Effective Time, each share of VSee Common Stock issued and outstanding as of immediately prior to the Effective Time (including shares of VSee Common Stock issued pursuant to the VSee Preferred Stock Conversion but excluding shares of Common Stock held by VSee Stockholders properly exercising dissenters rights under Delaware law) shall be automatically canceled and extinguished and converted into the right to receive the VSee Per Share Consideration.

Treatment of VSee Options

On or prior to the Effective Time, all VSee Options and any other awards under the VSee Equity Plan outstanding immediately prior to the Effective Time (whether a vested or unvested) shall be terminated and shall cease to represent the right to purchase VSee Common Stock.

Treatment of iDoc Securities

At the Effective Time, each share of iDoc Common Stock issued and outstanding as of immediately prior to the Effective Time (excluding shares of Common Stock held by iDoc Stockholders properly exercising dissenters rights under Texas law) shall be automatically canceled and extinguished and converted into the right to receive the iDoc Per Share Consideration.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, good standing and qualification, (b) capital structure, (c) authorization to enter into the Business Combination Agreement, (d) compliance with laws and permits, (e) taxes, (f) financial statements and internal controls, (g) real and personal property, material contracts, (i) environmental matters, (j) absence of changes, (k) employee matters, (l) litigation, (m) affiliate transactions, (n) data privacy, (o) IP, (p) customers and suppliers and (m) brokers and finders.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Mergers and efforts to satisfy conditions to consummation of the Mergers. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for DHAC, VSee and iDoc to use reasonable best efforts to cooperate in the preparation of the registration statement on Form S-4 relating to transactions contemplated by the Business Combination Agreement containing a prospectus and proxy statement of DHAC (the “Registration Statement / Proxy Statement”) that is required to be filed in connection with the Mergers and to obtain all requisite approvals of their respective stockholders including, in the case of DHAC, the Incentive Plan (as defined below).

The Business Combination Agreement provides that, among other things, concurrent with the execution of the Business Combination Agreement, the parties will enter into PIPE Securities Purchase Agreement related to the PIPE Financing, and that on or prior to the closing, the parties will enter into escrow agreements, in forms agreed to by the parties.

VSee Health Inc. Incentive Plan

DHAC has agreed to approve and adopt the VSee Health, Inc. 2022 Equity Incentive Plan (the “Incentive Plan”) to be effective as of one day prior to the closing of the Business Combination and in a form mutually acceptable to DHAC, VSee and iDoc. The Incentive Plan shall provide for an initial aggregate share reserve equal to 15% of the number of shares of DHAC Common Stock outstanding following the closing after giving effect to the Business Combination, including without limitation, the PIPE Financing. Subject to approval of the Incentive Plan by DHAC’s Stockholders, DHAC has agreed to file a Form S-8 Registration Statement with the SEC following the Effective Time with respect to the shares of DHAC Common Stock issuable under the Incentive Plan.

Exclusive Dealing/Non-Solicitation Restrictions

Each of DHAC, VSee and iDoc has agreed that from the date of the Business Combination Agreement to the Effective Time or, if earlier, the valid termination of the Business Combination Agreement in accordance with its terms, it will not solicit, initiate, encourage, facilitate any discussions or negotiations with any party, or provide non-public information or data concerning it or its subsidiaries to any party relating to a Company Acquisition Proposal (as defined in the Business Combination Agreement) or enter into any agreement relating to such a proposal. Each of DHAC, VSee, and iDoc has also agreed to notify each other upon receipt of any Company Acquisition Proposal and inform each other of any modifications to such offer or information.

Conditions to Closing

The obligations of DHAC, VSee and iDoc to consummate the Business Combination are subject to the following closing conditions: (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the obtainment of all required consents, (ii) no order or law issued by any court or governmental entity shall prohibit the closing, (iii) the effectiveness of this Registration Statement and no stop orders or proceedings seeking a stop order shall be pending, (iv) the approval of each of DHAC’s, VSee’s and iDoc’s stockholders, and (v) after giving effect to the transactions contemplated by the Business Combination Agreement, including the PIPE Financing, DHAC having at least $5,000,001 of net tangible assets immediately after the Effective Time. In addition, the obligation of DHAC to consummate the Business Combination are subject to the fulfillment of the following additional closing conditions: (i) the representations and warranties of each of VSee and iDoc being true and correct in all respects, except where such failure to be true and correct, taken as a whole, does not cause a material adverse effect (or with respect to fundamental representations, true and correct in all respects), (ii) VSee and iDoc performing all covenants required to be performed at or prior to the closing, no material adverse effect of VSee or iDoc, and (iv) the delivery of applicable closing documents. The obligations of VSee and iDoc to consummate the Business Combination are subject to the fulfillment of the following additional closing conditions: (i) the representations and warranties of DHAC being true and correct in all respects, except where such failure to be true and correct, taken as a whole, does not cause a material adverse effect (or with respect to fundamental representations, true and correct in all respects), (ii) DHAC performing all covenants required to be performed at or prior to the closing, (iii) no material adverse effect of DHAC, (iv) the approval by the Nasdaq Capital Market of DHAC’s listing application in connection with the Business Combination and (v) the DHAC board of directors consisting of the number of directors, and comprising the individuals, as contemplated by the Business Combination Agreement, and (vi) the delivery of applicable closing documents. Each of the foregoing conditions may be waived by the party for whose benefit such condition exists.

In connection with the requirement of having at least $5,000,001 of net tangible assets immediately after the Effective Time, the pro forma net tangible assets under both the No Redemption and Maximum Redemption scenarios are presented below.

Net Tangible Assets	No redemption	Max redemption
Total Assets	69,478,635	62,403,761
Less: Intangible Assets	(8,331,769)	(8,331,769)
Less: Goodwill	(40,701,875)	(40,701,875)
Less: Total Liabilities	(7,201,079)	(7,201,079)
	13,243,912	6,169,038

Termination

The Business Combination Agreement may be terminated at any time prior to the Effective Time as follows:

(i)	by mutual written consent of each of DHAC, VSee and iDoc;
(ii)	by either DHAC, on the one hand, and VSee and iDoc, on the other hand, if the other party has breached its representations, warranties, covenants or agreements in the Business Combination Agreement such that the conditions to closing cannot be satisfied and such breach cannot be cured within certain specified time periods, provided that the party seeking to terminate is not itself in breach of the Business Combination Agreement;
(iii)	by either DHAC, VSee or iDoc, if the transactions are not consummated on or before December 31, 2022, provided that the failure to consummate the transaction by that date is not due to a material breach by the party seeking to terminate and which is the proximate cause for the conditions to close not being satisfied;
(iv)	by either DHAC, VSee, or iDoc, if a governmental entity shall have issued a law or final, non-appealable governmental order, rule or regulation permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger;
(v)	by either DHAC, VSee, or iDoc, if the DHAC stockholders do not approve the Business Combination Agreement at a meeting held for that purpose; or
(vi)	by DHAC if either of the VSee stockholders or the iDoc stockholders do not approve the Business Combination Agreement or VSee or iDoc fail to deliver, or cause to be delivered to DHAC a Transaction Support Agreement duly executed by each Supporting Company Person (as such term is defined in the Business Combination Agreement);

The Business Combination Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about DHAC, VSee, iDoc or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about DHAC, VSee, iDoc or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that DHAC makes publicly available in reports, statements and other documents filed with the SEC. DHAC, VSee and iDoc investors and securityholders are not third-party beneficiaries under the Business Combination Agreement.

Indemnification and Escrow

The representations and warranties of VSee and iDoc survive for twelve (12) months following the Closing. VSee and iDoc have each agreed to indemnify and defend DHAC and its respective managers, officers, directors, employees, agents, successors and assigns (the “DHAC Indemnified Parties”) against, and shall hold them harmless from, any and all losses (excluding losses that are consequential, special or punitive in nature) arising out of: (i) any breach or inaccuracy of the representations and warranties of VSee or iDoc, respectively, in the Business Combination Agreement; (ii) any breach or non-fulfillment of any covenant, undertaking, agreement or other obligation of VSee, iDoc or their respective subsidiaries, respectively, contained in the Business Combination Agreement at or prior to the Closing; (iii) the fraud, intentional misrepresentation or willful breach of VSee, iDoc or their subsidiaries, respectively, at or prior to the Closing; (iv) pre-closing taxes of VSee and iDoc, respectively; and (v) certain specified matters set forth in the Business Combination Agreement and the schedules thereto.

VSee and iDoc shall not be liable for indemnity claims until the aggregate amount of losses equals or exceeds $75,000 (except with respect to fundamental representations of VSee and iDoc). However, the aggregate liability of VSee or iDoc for indemnification shall not exceed an amount equal to the VSee Indemnity Escrow Amount with respect to VSee, and the iDoc Indemnity Escrow Amount with respect to iDoc. The sole and exclusive source of recovery for indemnity by VSee and iDoc shall be the shares of DHAC Common Stock in the VSee Indemnity Escrow Account and the iDoc Indemnity Escrow Account, respectively. Fifty percent (50%) of the shares in each of the VSee Indemnity Escrow Account and the iDoc Indemnity Escrow Account will be released six (6) months after the closing date, and the remaining fifty percent (50%) will be released twelve (12) months after the closing date, in each case, in excess of any indemnity claims and in accordance with the terms of the Business Combination Agreement and an escrow agreement to be entered into among the parties and the Escrow Agent.

Certain Related Agreements

Transaction Support Agreement. In connection with the execution of the Business Combination Agreement, Milton Chen, the Executive Vice Chairman of VSee, Imoigele Aisiku, the Executive Chairman of the Board of Directors of iDoc, and certain other stockholders of VSee and iDoc (collectively, the “Supporting Stockholders”) entered into a Transaction Support Agreement dated June 15, 2022, which was amended and restated on August 9, 2022 and further amended and restated on October 6, 2022 (as may be further amended and restated, the “Transaction Support Agreement”), with DHAC. Under the Transaction Support Agreement, each Supporting Stockholder agreed to, among other things, (i) support and vote in favor of the Business Combination Agreement and the related transactions contemplated therein at DHAC’s stockholder meeting; (ii) not effect any sale or distribution of any shares of capital stock of DHAC, VSee, or iDoc; and (iii) take or cause to be done such further acts and things as may be reasonably necessary or advisable to cause the parties to fulfill their respective obligations under the Business Combination Agreement and consummate the transactions contemplated thereby. The shares of VSee Stock and iDoc Stock that are owned by the Supporting Stockholders and subject to the Transaction Support Agreement represent approximately [●]% of the aggregate outstanding voting power of VSee Stock (on an as-converted basis) and over [●]% of the aggregate outstanding voting power of iDoc Stock. In addition, the Transaction Support Agreement prohibits the Supporting Stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

Sponsor Support Agreement. In connection with the execution of the Original Business Combination Agreement, the Sponsor, certain other stockholders of DHAC (together with Sponsor, the “DHAC Supporting Stockholders”), DHAC, VSee and iDoc entered into a support agreement, dated as of June 15, 2022 (the “Sponsor Support Agreement”), pursuant to which the Sponsor and each other DHAC Supporting Stockholder has agreed to, among other things (a) vote in favor of the Business Combination Agreement and the transactions contemplated hereby (including the Mergers), (b) not effect any sale or distribution of any equity securities of DHAC held by such stockholders subject to the terms described therein and (c) not to redeem any of the equity securities of DHAC such stockholder owns, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

Escrow Agreements. At the closing of the transactions contemplated by the Business Combination Agreement, DHAC, Continental in its capacity as escrow agent, and each of VSee and iDoc, will enter into one or more Escrow Agreements pursuant to which (i) 2% of the VSee Closing Consideration and (ii) 2% of the iDoc Closing Consideration will be held in escrow to secure the indemnification obligations as contemplated by the Business Combination Agreement.

Leak-Out Agreement. In connection with the execution of the Business Combination Agreement, DHAC and a certain stockholder of VSee will enter into a Leak-Out Agreement, as amended, pursuant to which such stockholder will agree that, for a period of time as set forth therein (the “Restricted Period), neither the signing stockholder nor any of its affiliates shall sell, dispose, or transfer (including short sales, swaps, and derivative transactions), DHAC Common Stock held by the signing stockholder on the Closing Date in an amount representing more than 10% of the trading volume of DHAC’s Common Stock as reported by Bloomberg, LP on any date during the Restricted Period.

PIPE Financing

PIPE Securities Purchase Agreement. In connection with the execution of the Business Combination Agreement, DHAC executed an Amended and Restated Securities Purchase Agreement (the “PIPE Securities Purchase Agreement”) dated October 6, 2022 with certain PIPE Investors whereby the PIPE Investors subscribed for and will purchase, and DHAC will issue and sell, (i) 8,000 shares of Series A Preferred Stock (“Initial PIPE Shares”) convertible into shares of DHAC common stock and (ii) warrants (“Initial PIPE Warrants”) exercisable for 424,000 shares of DHAC Common Stock (such transactions, the “Initial PIPE Financing”) for aggregate proceeds of at least $ 8,000,000.

Additionally, the PIPE Securities Purchase Agreement contains customary representations and warranties, and certain transfer restrictions. The closing of the sale of PIPE Shares and PIPE Warrants is conditioned upon, among other things, customary closing conditions, which can be waived with prior written notice, and the consummation of the transactions contemplated by the Business Combination Agreement. The issuance of the securities pursuant to the PIPE Securities Purchase Agreement will be consummated substantially concurrently with the closing of the Business Combination.

The PIPE Securities Purchase Agreement also provides that at any time after the date of the PIPE Securities Purchase Agreement and including (x) with respect to the PIPE Investors’ right to purchase Additional Offering Securities further to an Additional Offering (as each term is defined below) the earlier to occur of (I) the first anniversary of the date of the PIPE Securities Purchase Agreement and (II) the date of the consummation of one or more Subsequent Placements (as defined in the PIPE Securities Purchase Agreement) with the PIPE Investors on terms identical to the PIPE Securities Purchase Agreement and the other PIPE Financing documents in all material respects with an aggregate purchase price of at least $10 million (the “Additional Offering”, and the securities thereof, the “Additional Offering Securities”) and (y) with respect to Buyer’s right to participate in a Subsequent Placement other than an Additional Offering the earlier to occur of (I) the initial date after the Closing that no PIPE Shares remain outstanding, and (II) the date of the consummation of a Subsequent Placement by the Company with gross proceeds, paid in cash, of at least $5,000,000, in either case, neither the Company nor any of its subsidiaries shall, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with the PIPE Investors’ participation right described herein and set forth in the PIPE Securities Purchase Agreement. With respect to (i) Additional Offerings, DHAC is required to offer 100% of the Additional Offering Securities to the PIPE Investors; and (ii) Subsequent Placements, DHAC is required to offer 25% of the Offered Securities to the PIPE Investors.

On January 18, 2023 DHAC and our Sponsor entered into the Backstop Agreement pursuant to which DHAC agreed to offer on or prior to the closing of the Business Combination the PIPE Investors the option to purchase up to an additional 2,000 shares of Series A Preferred Stock initially convertible into 234,260 shares of DHAC common stock (the “Additional PIPE Shares” and together with the Initial PIPE Shares, the “PIPE Shares”), together with additional warrants to purchase up to 106,000 shares of DHAC common stock (the “Additional PIPE Warrants” and together with the Initial PIPE Warrants, the “PIPE Warrants”; the Additional PIPE Shares and Additional PIPE Warrants are referred to as the “Additional PIPE Securities”) pursuant to a participation right granted to the PIPE Investors under the PIPE Securities Purchase Agreement, in each case, on the same terms and conditions set forth in the PIPE Securities Purchase Agreement for an aggregate purchase price of up to $2,000,000 (together with the proceeds from the Initial PIPE Financing, the “Aggregate Closing PIPE Proceeds”). Pursuant to the Backstop Agreement, if the PIPE Investors do not elect to purchase all of the Additional PIPE Securities, our Sponsor has agreed to purchase any such unsubscribed Additional PIPE Securities concurrent with the closing of the transactions contemplated by the PIPE Securities Purchase Agreement on the same terms and conditions set forth in the PIPE Securities Purchase Agreement.

The Aggregate Closing PIPE Proceeds will be a part of the aggregate cash proceeds available for release to DHAC, Merger Sub I, and Merger Sub II in connection with the transactions contemplated by the Business Combination Agreement. The PIPE Warrants are exercisable into shares of DHAC Common Stock at a price of $12.50 per share, subject to certain adjustments including those resulting from (i) stock dividends and splits, (ii) subsequent securities offerings, (iii) issuance of variable price securities, (iv) certain voluntary adjustments, in each case, in accordance with the terms of the Warrants, and expire 5 years from the date of issuance. The PIPE Shares are convertible into shares of DHAC Common Stock at a price of $10.00 per share, subject to certain adjustments. The Certificate of Designation of the Series A Preferred Stock establishes the terms and conditions of the Series A Preferred Stock, including the right of the Company to redeem all or any portion of outstanding PIPE Shares at the redemption price set forth therein. For more information, see “Description of the Combined Company’s Securities — Series A Preferred Stock” and “Description of the Combined Company’s Securities — PIPE Warrants.”

PIPE Registration Rights Agreement. In connection with the closing of the transactions contemplated by the PIPE Securities Purchase Agreement, DHAC and the PIPE Investors will enter into the registration rights agreement (the “PIPE Registration Rights Agreement”). The PIPE Registration Rights Agreement provides the PIPE Investors with customary registration rights with respect to the shares of Common Stock underlying the PIPE Shares and PIPE Warrants issued to the PIPE Investors. Pursuant to the Registration Rights Agreement, DHAC will agree to (i) file a registration statement with the SEC for the registration and resale of a number of shares of DHAC Common Stock at least equal to 200% of the sum of the number of shares of DHAC Common Stock issuable upon conversion of the PIPE Shares and upon exercise of the PIPE Warrants (collectively, the “Registrable Securities”) within 30 days after the closing of the PIPE Securities Purchase Agreement; (ii) to use DHAC’s best efforts to have such registration statement to be declared effective as soon as practicable after the filing thereof, but no later than earlier of (a) the 90th calendar day (or 120th calendar day if the SEC notifies the Company that it will “review” the registration statement) and (b) the 2nd business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review and (iii) to use DHAC’s best efforts to maintain the effectiveness of such registration statement with respect to the Registrable Securities at all times until the date all of the securities covered hereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act.

PIPE Lock-Up Agreement. Pursuant to the PIPE Securities Purchase Agreement, certain of DHAC’s stockholders will enter into a lock-up agreement (the “PIPE Lock-Up Agreement”) with DHAC. Pursuant to the PIPE Lock-Up Agreement, such stockholders will not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of DHAC Common Stock or Convertible Securities (as defined in the PIPE Securities Purchase Agreement), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to any shares of Common Stock or Convertible Securities owned directly by the PIPE Investors (including holding as a custodian) or with respect to which each PIPE Investor has beneficial ownership within the rules and regulations of the Securities and Exchange Commission (collectively, the “PIPE Investor Shares”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the PIPE Investor Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of DHAC Common Stock or other securities, in cash or otherwise, or (iii) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of DHAC Common Stock or Convertible Securities or (iv) publicly disclose the intention to do any of the foregoing.

Under the PIPE Lock-Up Agreement, the PIPE Lock-Up Period means the period beginning on the date of the Lock-Up Agreement and ending on the earliest of (i) eight months after the Closing Date, or (ii) on the trading day after DHAC’s Common Stock exceeds $12.50 (as adjusted for any stock splits, stock dividends, stock combinations recapitalizations and similar events) for a period of twenty consecutive trading days after the Closing Date.

Bridge Financing

Bridge Securities Purchase Agreement. In connection with the execution of the Business Combination Agreement, DHAC, VSee and iDoc entered into a securities purchase agreement (the “Bridge Securities Purchase Agreement”) with an accredited investor, who is also an investor in our Sponsor (the “Bridge Investor”), pursuant to which DHAC, VSee and iDoc each issued and sold to such investor 10% original issue discount senior secured promissory notes due October 5, 2023 in the aggregate principal amount of $2,222,222 (the “Bridge Notes”). The Bridge Notes will be assumed by DHAC in connection with the closing of the Business Combination. The Bridge Notes bear guaranteed interest at a rate of 10.00% per annum and are convertible into shares of DHAC common stock under certain conditions described below. In connection with the purchase of the Bridge Notes, DHAC issued the investor (i) 173,913 warrants, each representing the right to purchase one share of DHAC common stock at an initial exercise price of $11.50, subject to certain adjustments (the “Bridge Warrants”) and (ii) 30,000 shares of DHAC common stock as additional consideration for the purchase of the Bridge Notes and Bridge Warrants. If the PIPE Financing closes in connection with the closing of the Business Combination, 110% of all unpaid principal under the Bridge Notes and guaranteed interest of 10% are due and payable at the closing of the PIPE Financing. The Bridge Securities Purchase Agreement contains customary representations and warranties with respect to, among others, (a) entity organization, (b) authorization to enter into Bridge Securities Purchase Agreement, (c) issuance of Bridge Notes and Bridge Warrants, (d) capitalization, (e) SEC reports, (f) material adverse effects, (g) litigation, (h) labor relations, (j) listing and maintenance requirements, (k) material non-public information, (l) shell company status, (m) private placement, and (n) various customary regulatory compliance requirements. Additionally, the Bridge Securities Purchase Agreement provides for certain transfer restrictions on securities issued thereunder and indemnification by DHAC, VSee and iDoc for any and all losses incurred by the Bridge Investor relating to (a) administration, performance or enforcement of the Bridge Securities Purchase Agreement or related transaction documents or consummation of any transaction described therein; (b) existence of or damage upon any collateral; (c) failure to perform covenants thereunder; (d) proceedings with respect to the Bridge Securities Purchase Agreement or related transaction documents or consummation of any transaction described therein. The closing of the Bridge Securities Purchase Agreement is conditioned upon customary closing conditions, which can be waived in accordance with the Bridge Securities Purchase Agreement. For more information, see “Description of the Combined Company’s Securities – Bridge Notes” and “Description of the Combined Company’s Securities – Bridge Warrants.”

Series B Financing

DHAC executed a Securities Purchase Agreement (the “Series B Securities Purchase Agreement”) dated November 3, 2022 with A.G.P. whereby A.G.P. subscribed for and will purchase, and DHAC will issue and sell, at the closing of the Business Combination, 4,370 shares of Series B Preferred Stock, par value $0.0001 per share (“Series B Shares”) at a per share price of $1,000. The Series B Shares are convertible into shares of DHAC common stock at the conversion price set forth in the Certificate of Designation of the Series B Preferred Stock. The purchase price for the Series B Shares will be paid by conversion of A.G.P.’s $4,370,000 deferred underwriting fee into such Series B Shares. The Certificate of Designation of the Series B Preferred Stock establishes the terms and conditions of the Series B Preferred Stock. For more information, see “Description of the Combined Company’s Securities — Series B Preferred Stock.” The Series B Securities Purchase Agreement contains customary representations and warranties, certain transfer restrictions, and limitations on disposition of the Series B Shares and any shares of Common Stock of the Company issuable upon conversion of the Series B Shares within twelve months of the issuance of the Series B Shares. The issuance of the Series B Shares pursuant to the Series B Securities Purchase Agreement will be consummated concurrently with the closing of the Business Combination.

Management

Effective as of the closing of the Business Combination, all of the executive officers of DHAC immediately prior to the closing of the Business Combination shall resign, Milton Chen and Imoigele Aisiku will become the Co-Chief Executive Officers of the Combined Company. Jerry Leonard will become the Chief Financial Officer and Secretary of the Combined Company. George McNellage will become the Chief Operating Officer and the Director of Sales. In addition, the current directors of DHAC, other than Kevin Lowdermilk and Scott Metzger, will resign from our Board. The board of directors of the Combined Company will be comprised of Milton Chen, Imoigele Aisiku, Kevin Lowdermilk, Colin O’Sullivan and Scott Metzger.

See “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

Indemnification Agreements.  In connection with the Closing, DHAC has agreed to enter into customary indemnification agreements, in form and substance reasonably acceptable to DHAC, VSee and iDoc, with the individuals who will be nominated and, subject to stockholder approval, elected to DHAC’s board of directors effective as of the Closing.

Conflicts of Interest

●	If DHAC does not consummate a business combination by February 8, 2023 (unless such date is extended in accordance with the Current Charter), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding shares of common stock for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating,subject in each case to its obligations under Delaware General Corporation Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 3,432,000 shares of Common Stock would be worthless because following the redemption of the Public Shares, DHAC would likely have few, if any, net assets and because the holders of our founder shares have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if we fail to complete a business combination within the required period.
●	The Initial Stockholders own 2,875,000 founder shares which were acquired prior to DHAC’s IPO for a purchase price of $0.0087 per share. Assuming a value of $10.00 per share of Combined Company common stock, based on the deemed value of $10.00 per share of Combined Company common stock in the proposed Business Combination, this represents an appreciation in value of approximately $9.99 per share. Given the difference in the purchase price the Initial Stockholders paid for the founder shares as compared to the deemed value of the Combined Company common stock, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Combined Company common stock trades below its deemed value and public stockholders experience a negative rate of return following the completion of the Business Combination. However, given such shares will be subject to lock-up restrictions, we believe such shares have less value.
●	Sponsor and certain additional sponsor investors purchased 557,000 private placement units in a private placement, at a purchase price of $10.00 per unit, generating total proceeds of $5,570,000. Each Private Placement Unit consists of one share of common stock and one redeemable private placement warrant. Each private placement warrant is exercisable to purchase one share of common stock at a price of $11.50 per share, subject to adjustment . In addition, if Sponsor purchases all or any portion of the Additional PIPE Financing, Sponsor will own up to an additional 2,000 shares of Series A Preferred Stock initially convertible into 234,260 shares of our Common Stock and warrants to purchase up to 106,000 shares of our Common Stock. The private shares, private warrants and, if applicable, PIPE Shares and PIPE Warrants owned by Sponsor (if any) will expire worthless if we do not consummate a business combination within the required period.
●	DHAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under DHAC’s directors’ and officers’ liability insurance after the Business Combination.
●	In order to protect the amounts held in the Trust Account, Sponsor has agreed that it will be liable to DHAC if and to the extent any claims by a vendor for services rendered or products sold to DHAC, or a prospective target business with which DHAC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of DHAC’s IPO against certain liabilities, including liabilities under the Securities Act.
●	Following consummation of the Business Combination, Sponsor, our officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by DHAC from time to time, made by Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. However, if DHAC fails to consummate a business combination within the required period, Sponsor and DHAC’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.
●	Under the terms of the Registration Rights Agreement, the Combined Company grants the Initial Stockholders certain customary demand, shelf and piggyback registration rights with respect to their shares of Combined Company common stock.
●	Specifically, the Initial Stockholders, which includes the Sponsor and certain of DHAC’s officers and directors, have invested an aggregate of $5,595,000 in DHAC securities, comprising the $25,000 purchase price for 2,875,000 founder shares and the $5,570,000 purchase price for 557,000 Private Placement Shares. Assuming a trading price of $[●] per share of (based upon the closing price of $[●] per share of Common Stock on Nasdaq on the Record Date), these 2,875,000 founder shares and 557,000 Private Placement Shares have an implied aggregate market value of $[●]. Accordingly, even if the trading price for shares of Combined Company common stock following the Business Combination was as low as approximately $[●] per share, the aggregate market value of the founder shares and Private Placement Shares (which would be shares of Combined Company common stock) would be approximately equal to the initial investment in DHAC by the Initial Stockholders. As a result, the Initial Stockholders are likely to be able to make a substantial profit on their investment in DHAC at a time when shares of Combined Company common stock have lost significant value. On the other hand, and as noted in the bullet above, if DHAC does not complete a business combination by February 8, 2023 and liquidates, the Initial Stockholders will likely lose their entire investment in DHAC. In October 2022, the Sponsor extended a $350,000 loan to DHAC to fund the cost of the Extension. Other than such loan, the Sponsor and its affiliates have not extended any loans that remain unpaid, do not have any fees or out-of-pocket expenses due, and are not waiting on any reimbursements. No additional monetary value is at risk for DHAC’s officers and directors. These financial interests may mean that the Sponsor (and DHAC’s officers and directors who are members of the Sponsor, or whose affiliates are members of the Sponsor) may be incentivized to complete the Business Combination, or an alternative business combination, with a less favorable target company or on terms less favorable to stockholders than they would otherwise recommend or approve, as the case may be, rather than allow DHAC to wind up having failed to consummate a business combination and lose their entire investment.
●	Because of these interests, the Sponsor could benefit from the completion of a business combination that is not favorable to its public shareholders and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. For example, if the share price of the DHAC common stock declined to $5.00 per share after the close of the Business Combination, DHAC’s public shareholders that purchased shares in the initial public offering, would have a loss of $5.00 per share, while Initial Stockholders (which includes the Sponsor) would have a gain of $4.99 per share because it acquired the founder shares for a nominal amount. In other words, the Initial Stockholders (which includes the Sponsor) can earn a positive rate of return on their investment even if public shareholders experience a negative rate of return in the post-combination company. If an initial business combination, such as the Business

Combination, is not completed, A.G.P. will not receive deferred underwriting commissions of $4,370,000 which it has agreed to take in shares of Series B Preferred Stock initially convertible into DHAC common stock at a per share price of $10.00.
●	Because of the exercise of DHAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction, this may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.
●	Because SCS Capital Partners, an entity owned by Lawrence Sands who is a beneficial owner of founder shares and the manager of our Sponsor (and as such may be deemed to have sole voting and investment discretion with respect to the common stock held by our Sponsor), introduced each of VSee and iDoc to the Company, this financial interest may mean that the Sponsor may be incentivized to complete the Business Combination with a less favorable target company or on terms less favorable to stockholders than they would otherwise recommend or approve, as the case may be, rather than allow DHAC to wind up having failed to consummate a business combination and lose the Sponsor’s entire investment. The Company agreed to work with SCS Capital Partners to help identify potential targets for initial review before presentation to the DHAC Board for consideration and additional vetting. SCS Capital Partners also acts as a management consultant and liaison between the outside professionals and the management teams of DHAC, VSee and iDoc to help move the de-SPAC process towards a closing; neither SCS Capital Partners nor Mr. Sands has been paid or is currently being paid any compensation for such services. SCS Capital Partners also has been providing administrative offices and secretarial services for DHAC further to which it receives a monthly fee of $10,000.
●	Because the Bridge Investor is an investor in our Sponsor, this financial interest may mean that Bridge Investor may be incentivized to complete the Business Combination with a less favorable target company or on terms less favorable to stockholders than they would otherwise recommend or approve, as the case may be, rather than allow DHAC to wind up having failed to consummate a business combination and lose its entire investment.

In negotiating and in determining to recommend the Business Combination, the board of directors of DHAC took into account these interests, as well as other factors, including the redemption rights of the public stockholders and the receipt by the DHAC board of an opinion of its financial advisor regarding the fairness to DHAC of the consideration to be paid in the Business Combination. The Board felt that the overall fairness of the deal outweighed the conflicts of interest when recommending the Business Combination. The Board felt that many of these conflicts of interests were present in similar transactions and did not believe any of them outweighed the potential benefits it believed could be achieved from the consummation of the Business Combination.

Background of the Business Combination

The following is a brief description of the background of the Business Combination and related negotiations.

DHAC is a blank check company incorporated in the State of Delaware on March 30, 2021 and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. In conducting a targeted search for a business combination target, as described in further detail below, DHAC utilized its vast network as well as the industry/sector knowledge and investing/transactional experience of its Sponsor, its management, and its board of directors. The terms of the Business Combination Agreement and the related ancillary documents are the result of extensive negotiations among DHAC, VSee and iDoc, and their respective representatives and advisors.

On June 7, 2021, the Sponsor of DHAC, along with certain of our directors, officers and advisors purchased 4,312,500 of our common shares for an aggregate purchase price of $25,000. On October 26, 2021, DHAC’s sponsor, officers and certain advisors forfeited an aggregate of 1,437,500 shares of common stock. Such shares are referred to herein as “founder shares” or “insider shares,” and include an aggregate of up to 375,000 shares that are subject to forfeiture to the extent that the over-allotment option is not exercised in full or in part so that our initial stockholders will collectively own 20% of our issued and outstanding shares after the IPO. On November 3, 2021, the Registration Statement on Form S-1 relating to DHAC’s IPO was declared effective by the SEC. DHAC’s units began trading on the NASDAQ Capital Market on November 4, 2021, and DHAC filed the final prospectus for its IPO on November 4, 2021. On November 8, 2021, DHAC completed its IPO of 11,500,000 units, which included the full exercise of the underwriter’s over-allotment option, at a price of $10.00 per unit, generating gross proceeds of $115,000,000, before underwriting discounts and expenses. Each unit consists of one share of Common Stock and one warrant. Each public warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share, subject to certain adjustments.

Simultaneously with the closing of the IPO, DHAC consummated in a private placement the sale of 557,000 Private Units at a price of $10.00 per Unit to the Sponsor, generating total gross proceeds of $5,570,000. Each Private Warrant underlying the Private Units is exercisable to purchase one share of Common Stock of DHAC at $12.50 per share. Of the proceeds received from the consummation of the IPO and the private placement purchase by the Sponsor, an aggregate of $116,725,000 was held in a trust account.

Except for a portion of the interest earned on the funds held in the trust account that may be released to DHAC to pay income taxes, none of the funds held in the trust account will be released until the earlier of the completion of its initial business combination or its failure to effect a business combination within the allotted time.DHAC did not select any business combination target in advance of its IPO and did not, nor did anyone on its behalf, initiate any substantive discussions, directly or indirectly, with any business combination target in advance of its IPO.

The date after the IPO, DHAC agreed to work with SCS Capital Partners, an entity owned by Lawrence Sands, to help identify potential targets for initial review before presentation to the DHAC Board for consideration and additional vetting. Each target was to have an initial correspondence or conversation with SCS Capital that would then present any target that appeared to have potential for a fit with DHAC to the DHAC Board for additional review. This was in addition to targets that might be identified and vetted by DHAC management. Two of the DHAC Board Members had an existing sales channel relationship with a leading healthcare improvement company, uniting a substantial alliance of U.S. hospitals, health systems and other providers and organizations. DHAC management determined that part of the vetting process was to ensure that any target could immediately take advantage of that potential sale channel. The transaction was able to evolve after there was a mutual agreement on the value of that relationship to VSee and iDoc. The other potential targets were either not mature enough to take advantage of the relationship or missing the in house technology for a true telehealth opportunity.

Prior to the execution of a non-binding term sheet with each of VSee and iDoc as discussed below, members of DHAC management and Mr. Sands of SCS Capital Partners were presented with five potential acquisition targets. After the execution of the aforementioned non-binding term sheet and through the date that the Business Combination Agreement was signed with VSee and iDoc in June 2022, members of DHAC management and Mr. Sands of SCS Capital Partners were presented with eleven additional potential acquisition targets (the “Potential Targets”). DHAC management and SCS Capital Partners entertained such additional potential acquisition target opportunities as back-ups and/or potential alternatives to the proposed transaction with VSee and iDoc. Throughout this process, DHAC leveraged the investing, industry and transaction experience of its Sponsor, its management, SCS Capital Partners and members of its board of directors to screen and diligence potential acquisition candidates.

DHAC and SCS Capital Partners conducted due diligence to varying degrees on the Potential Targets, as well as VSee and iDoc, including review of the business’ management, business model, stockholders, and presented financials, in each case to the extent made available. Two of the DHAC Board Members had an existing sales channel relationship with a leading healthcare improvement company, uniting a substantial alliance of U.S. hospitals, health systems and other providers and organizations. DHAC management determined that part of the vetting process was to ensure that any target could immediately take advantage of that potential sale channel. Following such reviews, and at various points in time, DHAC decided to discontinue discussions with the Potential Targets other than VSee and iDoc, for one or several reasons, including that the Potential Targets were either not mature enough to take advantage of the relationship or missing the in house technology for a true telehealth opportunity, as well as end market focus, market position, defensibility of business strategy, and industry trends among other reasons. Engagement with the Potential Targets included:

●	In November 2021, George McNellage and Frank Ciufo, directors of DHAC, conducted discussions with executives of a diagnostic services company. The parties exchanged initial information; no non-disclosure agreement (“NDA”) was signed, no letter of intent was signed, no proposal was made and valuations were not addressed. After initial consideration, DHAC management passed on the opportunity primarily due to the proposed target’s lack of a viable telehealth platform.
●	In December 2021, Messrs. McNellage and Ciufo conducted discussions with executives of a health management company. The parties exchanged initial information and a standard NDA with market terms was signed. No letter of intent was signed, no proposal was made and valuations were not addressed. After initial consideration, DHAC management passed on the opportunity primarily due to the proposed target’s lack of a viable telehealth platform.
●	In November and December 2021, Scott Wolf, Chief Executive Officer of DHAC, was presented with two opportunities, one from a diagnostic services company and the other from a care management entity. No NDA was signed, no letter of intent was signed, no proposal was made and valuations were not addressed. After initial internal screening of the opportunity, DHAC management felt that neither company was a proper fit with DHAC.

●	In December 2022, Scott Metzger, a director of DHAC, had multiple conversations with owners of a medical publishing company. The parties exchanged initial information; no NDA was signed, no letter of intent was signed, no proposal was made and valuations were not addressed. The potential target passed on the opportunity stating that they were not prepared to sell the business.
●	Beginning in January 2022 after the completion of the IPO through the date of execution of the Business Combination Agreement, Mr. Wolf and Mr. Sands fielded solicitations from eleven small healthcare technology companies and conducted due diligence on the Potential Targets. No NDA was signed, no letter of intent was signed, no proposal was made and valuations were not addressed. None of these companies had a viable telehealth platform and for that reason they were not pursued as opportunities for a business combination.
●	Throughout this time, members of DHAC’s management team, Board and representatives, as well as SCS Capital Partners, remained focused on finding a potential target that, consistent with the business plan of DHAC, was a telehealth company with an emerging growth story and a strong management team. This was combined with the fact that DHAC was obligated further to its charter to complete a business combination on or before November 8, 2022. DHAC management felt that timely securing a viable target was critical to ensuring that the business combination could be completed within the required time frame.

Discussions and Negotiations with VSee and iDoc

The following is a brief description of the background of the negotiations between DHAC and VSee and iDoc and summarizes the key meetings and events that led to the signing of the Amended and Restated Business Combination Agreement. The following chronology does not purport to catalogue every conversation among the parties to the Amended and Restated Business Combination Agreement or their representatives.

On or about November 5, 2021, SCS Capital Partners reached out to each of management of VSee and iDoc separately to discuss a potential transaction with the Company. Early in 2021, VSee and iDoc had the occasion to meet at the HIMSS Global Health Conference & Exhibition held in Las Vegas, Nevada. Mr. Sands was familiar with the business of each of VSee and iDoc from his knowledge of the telehealth industry. He thought that the combination of VSee and iDoc with that of DHAC would be favorably accepted. Each of VSee and iDoc management agreed to consider a possible transaction where each would be acquired by DHAC.

On or about November 10, 2021, an NDA was executed between VSee and iDoc and DHAC to facilitate due diligence review of confidential materials.

On or about November 15, 2021, VSee and iDoc together made a presentation to Mr. Sands and to Messrs. McNellage and Ciufo to vet the viability of the businesses on a separate and on a combined basis.

On or about November 21, 2021, Mr. Sands introduced each of VSee’s and iDoc’s business to the remaining members of DHAC management. While it was not contemplated at the time of DHAC’s initial public offering that multiple parties would be acquired in connection with a business combination, DHAC management was focused on the acquisition of a telehealth company platform on which to offer telehealth services. The addition of companies similarly situated to iDoc would have been natural add on targets to a telehealth company platform post business combination and the opportunity to add both companies as part of one integrated transaction was viewed favorably by DHAC management. The DHAC management team was impressed with VSee’s and iDoc’s management, the future potential of the combined company and the market reception that they felt the combined company’s business could receive if it went public. Each of VSee and iDoc management felt that DHAC management’s healthcare industry relationships, understanding of the markets and operator-led team would be a good match for each of them.

Following the November 21, 2021 meeting, VSee and iDoc provided DHAC with detailed materials describing their businesses, customers, and financial projections. VSee and iDoc management held several calls to discuss synergies between the companies and how the combined company would operate after the consummation of the Business Combination. Each of their management came to the conclusion that a proposed consolidation of the operating businesses would provide significant synergies and would be accretive to their respective stockholders.

From November 21, 2021 through December 20, 2021, teleconferences were held between the management team and board members of DHAC, VSee and iDoc whereby they discussed a potential letter of intent proposal and the valuation and thoughts around the total cash DHAC would aim to raise in a PIPE investment. Generally, during this time, the DHAC team was conducting a review of the combined company’s business model and its future opportunities. Among several other topics, during these meetings the DHAC team focused on the history of the business, current operational status, staffing, key opinion leaders, as well as potential risks and issues.

On December 10, 2021, DHAC engaged Brookline Capital Markets, a division of Arcadia Securities (“Brookline”) as its placement agent for a potential PIPE transaction.

On December 20, 2021, VSee and iDoc together made a presentation to the remaining members of the DHAC Board. During the month of December 2021, DHAC held several teleconferences and calls internally to discuss the combined company’s overall business, valuation and future outlook, including the pros and cons of the opportunity. DHAC’s management believed that the potential transaction with VSee and iDoc presented a compelling opportunity and recommended that DHAC sign an exclusive letter of intent with VSee and iDoc. On the same day, the DHAC team worked on an initial draft of a non-binding term sheet to submit to VSee’s and iDoc’s management teams which was then forwarded to VSee’s and iDoc’s management.

On December 21, 2021, DHAC, VSee and iDoc signed a non-binding letter of intent. VSee and iDoc also agreed to negotiate exclusively with DHAC for a period of 30 days following the execution of the non-binding term sheet, and DHAC agreed not to enter into any letter of intent, term sheet or definitive agreement regarding an initial business combination with a potential counterparty other than VSee and iDoc during the 30-day period. Later that day, Mr. Sands notified all members of DHAC’s management team, Board and representatives of the non-binding confidential letter of intent.

On January 19, 2022, DHAC and Brookline amended their engagement agreement to add Roth Capital Partners (“Roth”) as a co-placement agent for the PIPE transaction. Brookline and Roth as referred to as the “Bankers”. Following the engagement of Roth as co-placement agent, DHAC, VSee and iDoc, and their respective representatives, began responding to due diligence inquiries from the Bankers and their counsel.

Throughout the months of January and February 2022, DHAC, VSee and iDoc, and their respective advisors, representatives and counsel participated in a number of telephone calls, virtual meetings, in person meetings, on-site visits, and email correspondence to discuss the transaction process, transaction documents and VSee and iDoc’s financial model and performance, and due diligence telephone calls, and also exchanged due diligence materials, including in the areas of legal, financial and accounting, market, information technology, software, tax, insurance, employee benefits, insurance and industry trends.

On February 17, 2022, Manatt Phelps and Phillips, LLP (“MPP”), counsel to DHAC, delivered the initial draft of the Business Combination Agreement to Pryor Cashman LLP (“Pryor Cashman”), counsel to iDoc, and Holcombe Law Group (“Holcombe”), counsel to VSee. From that date through June 2022, Manatt, Pryor Cashman and Holcombe, on behalf of their respective clients, continued to negotiate and draft the Business Combination Agreement and related agreements and disclosure schedules.No specific negotiations took place with respect to post-combination employment other than the existing employment agreements in place for each of VSee and iDoc would be unaffected by the transaction. Each of the chief executive officers of VSee and iDoc were to be directors of the combined company.

On March 7, 2022, the Board entered into an engagement letter with Cassel Salpeter to provide the Opinion. Pursuant to the engagement letter, Cassel Salpeter is entitled to receive a fee of $150,000, $75,000 of which was due upon execution of the engagement letter and $75,000 of which became due upon delivery of Cassel Salpeter’s opinion. The fee was not contingent on the consummation of the Business Combination. In addition, DHAC has agreed to reimburse Cassel Salpeter for certain of its out-of-pocket expenses, including legal fees, and has agreed to indemnify Cassel Salpeter against certain liabilities, including under applicable laws.

Following the engagement of Cassel Salpeter, DHAC, VSee and iDoc, began responding to requests from Cassel Salpeter for financial information regarding VSee and iDoc.

From March 2022 to late April 2022, the Bankers, DHAC, VSee and iDoc, and their respective counsel prepared and finalized an investor presentation for the PIPE. Discussions were held regarding the size and pricing structure of the PIPE.

In May 2022, the Bankers approached several potential institutional investors regarding a proposed PIPE transaction. Bankers received three term sheets from approached investors and on May 18 and May 19, 2022 presented to DHAC with respect to the proposed PIPE transaction. The structure of each of the term sheets was for a convertible note financing with warrant coverage. Throughout May 2022, DHAC responded with comments to each of the term sheets with the desire to effect a PIPE financing of up to $10 million; key points of comments included pricing, registration rights, reset provisions, and anti-dilution rights. Thereafter, DHAC and the Bankers discussed the pros and cons of these term sheets. Each of the approached institutional investors responded to DHAC comments but DHAC was not willing to proceed forward with the terms proposed by two of these investors. Principals of each of SCS Capital Partners and the Bankers had experience on other transactions with the PIPE Investor and Mr. Sands was familiar with the Chief Executive Officer of the PIPE Investor but the PIPE Investor had no other relationships to DHAC, the Sponsor, the Bankers, SCS Capital Partners, VSee or iDoc, or any of their affiliates. After discussions with the Bankers, DHAC decided to proceed forward with a potential PIPE transaction with the PIPE Investor. DHAC shared with the PIPE Investor those projections of the combined company referenced elsewhere in this proxy statement and other due diligence materials, including in the areas of legal, financial and accounting.

On June 2, 2022, DHAC entered into a letter of intent with the PIPE Investor with respect to a proposed PIPE offering consisting of convertible notes and warrants. DHAC also entered into a letter of intent with the PIPE Investor with respect to a proposed $100,000,000 equity line of credit to be executed after the consummation of the Business Combination. At that time it was agreed to by the PIPE Investor and DHAC that the documentation with respect to the PIPE transaction would not be executed until after the execution of the Original Business Combination Agreement.

On June 15, 2022, DHAC Board convened a remote special meeting by videoconference to evaluate the proposed business combination transaction. See “Proposal No. 1 — The Business Combination Proposal — Unaudited Prospective Financial Information” for further discussion of the Prospective Financial Information that the Board considered in connection with its evaluation of the Business Combination and the Original Business Combination Agreement. Following this discussion, the Board unanimously approved the Original Business Combination Agreement and the Business Combination and the related agreements, and recommended that DHAC’s stockholders approve the Original Business Combination Agreement and the Business Combination, including without limitation, the payment of the consideration to the equity holders of VSee and iDoc.

Following the respective approvals by the boards of directors of DHAC, VSee and iDoc, DHAC, VSee and iDoc executed the Original Business Combination Agreement, the Sponsor Support Agreement and the Transaction Support Agreements with the VSee and iDoc stockholders party thereto on June 15, 2022.

The following morning, DHAC and VSee and iDoc issued a joint press release announcing the execution and delivery of the Original Business Combination Agreement, and DHAC filed a Current Report on Form 8-K, which included as exhibits (a) the joint press release, dated June 16, 2022, (b) a summary of certain key terms of the business combination, (c) the Original Business Combination Agreement and certain related ancillary documents, and (d) certain other communications.

Following the execution of the Original Business Combination Agreement, each of DHAC, VSee and iDoc discussed the current state of the SPAC market in general and the heightened level of redemptions associated with such transactions. It was agreed that it was in the best interests of the combined company to conserve cash to the extent possible following the closing of the Business Combination. In addition, the companies desired to have a fairness opinion rendered on this revised structure as a precondition to the execution of the amended and restated agreement. The parties agreed that the sole consideration to be paid in connection with the Business Combination should be shares of common stock of DHAC and thus that the Business Combination should be amended and restated to take into account an adjustment to the consideration to be paid to VSee and iDoc stockholders and to make the execution of the PIPE documents and DHAC’s receipt of a fairness opinion a precondition to the execution of the amended and restated agreement.

On June 22, 2022, the institutional investor’s outside counsel circulated initial drafts of the PIPE transaction documents for review. Between that date and August 8, 2022, the parties engaged in multiple rounds of negotiation to come to agreement on terms. Key points of discussion included pricing, registration rights, reset provisions, and anti-dilution rights.

On June 28, 2022, Manatt delivered the initial draft of the First Amended and Restated Business Combination Agreement to each of Pryor Cashman and Holcombe.

Between June 28, 2022 and August 8, 2022, Manatt, Pryor Cashman and Holcombe, on behalf of their respective clients, continued to negotiate and draft the First Amended and Restated Business Combination Agreement and related agreements and disclosure schedules.

In July 2022, each of DHAC, VSee and iDoc came to the decision that bridge financing was needed in light of the anticipated timing of the conclusion of the Business Combination. Mr. Sands had previously utilized the Bridge Lender in connection with other financing transactions and the Bridge Lender was a minority shareholder of the Sponsor. The parties agreed to approach the Bridge Lender to provide a secured note with warrant coverage which would be repayable upon the closing of the Business Combination.

On July 21, 2022 DHAC, VSee, iDoc and the Bridge Lender executed a term sheet for a $2.0 million secured note with warrants to purchase DHAC common stock. DHAC shared with the Bridge Investor those projections of the combined company referenced elsewhere in this proxy statement and other due diligence materials, including in the areas of legal, financial and accounting.

On August 5, 2022, the Bridge Investor’s outside counsel circulated initial drafts of the bridge financing documents for review. Between that date and October 5, 2022, the parties engaged in multiple rounds of negotiation to come to agreement on terms.

The terms of the First Amended and Restated Business Combination Agreement and PIPE documents were finalized on August 7, 2022.

On August 8, 2022, a virtual Board meeting was held, including all members of DHAC’s management team, its Board, representatives and counsel, along with representatives of Cassel Salpeter. At that meeting, the Board approved documentation for the business combination. Representatives of Cassel Salpeter reviewed its financial analysis of each of VSee and iDoc and the merger. Additionally, Cassel Salpeter delivered an oral opinion, subsequently confirmed by delivery of a written opinion to the Board, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the merger consideration to be paid by DHAC in the Business Combination pursuant to the First Amended and Restated Business Combination Agreement was fair, from a financial point of view, to DHAC. The opinion did not consider whether the DHAC Shares to be issued in the Business Combination in the aggregate pursuant to the Business Combination Agreement was fair, from a financial point of view, to the unaffiliated stockholders of DHAC. Following this discussion, the Board unanimously approved the First Amended and Restated Business Combination Agreement and the Business Combination and the related agreements, and recommended that DHAC’s stockholders approve the First Amended and Restated Business Combination Agreement and the Business Combination, including without limitation, the payment of the consideration to the equity holders of VSee and iDoc. In the meeting, the Board also reviewed and deliberated the PIPE transaction and authorized management to execute the PIPE transaction agreements.

Following the respective approvals by the boards of directors of DHAC, VSee and iDoc, each of them executed the First Amended and Restated Business Combination Agreement, the Sponsor Support Agreement and the Stockholder Support Agreements with the VSee and iDoc stockholders party thereto after the market closed on August 9, 2022.

On August 9, 2022, after the close of the Market, DHAC, the PIPE Investor and two other institutional investors executed the PIPE documents providing for the purchase of $10 million of convertible notes and warrants at the closing of the Business Combination.

On August 10, 2022, DHAC filed a Form 8-K which disclosed the terms of the First Amended and Restated Business Combination Agreement, the Sponsor Support Agreement and the Transaction Support Agreements, and the terms of the PIPE transaction.

Following the execution of the First Amended and Restated Business Combination Agreement, and taking into account the net equity requirements for NASDQ listing, and the current market volatility, each of DHAC, VSee and iDoc agreed that the Business Combination should be amended and restated to revise that the consideration to be paid to VSee and iDoc stockholders to be only 100% shares of DHAC Common Stock.

On September 2, 2022, the PIPE Investor’s outside counsel circulated initial drafts of the amended and restated PIPE transaction documents for review. Between that date and October 5, 2022, the parties engaged in multiple rounds of negotiation to come to agreement on terms.

On September 22, 2022, Manatt delivered the initial draft of the Second Amended and Restated Business Combination Agreement to each of Pryor Cashman and Holcombe.

Between September 22, 2022 and October 5, 2022, Manatt, Pryor Cashman and Holcombe, on behalf of their respective clients, continued to negotiate and draft the Second Amended and Restated Business Combination Agreement and related agreements and disclosure schedules.

The terms of the bridge financing documents were finalized on October 5, 2022.

The terms of the Second Amended and Restated Business Combination Agreement and PIPE documents were finalized on October 5, 2022.

On October 5, 2022, the Board approved documentation for the Second Amended and Restated Business Combination Agreement, the bridge financing documents and the amended and restated PIPE documents pursuant to a unanimous written consent, and recommended that DHAC’s stockholders approve the Business Combination Agreement and the Business Combination, including without limitation, the payment of the consideration to the equity holders of VSee and iDoc.

Following the respective approvals by the boards of directors of DHAC, VSee and iDoc, each of them executed the Bridge Securities Purchase Agreement and related transaction documents on October 5, 2022, and the Second Amended and Restated Business Combination Agreement and the PIPE Securities Purchase Agreement and related transaction documents on October 6, 2022. See the section entitled “The Business Combination Proposal (Proposal 1) — The Business Combination Agreement,” “The Business Combination Proposal (Proposal 1) — The PIPE Financing,” and “The Business Combination Proposal (Proposal 1) — The Bridge Financing” for a description of the Business Combination Agreement, the PIPE Securities Purchase Agreement, the Bridge Securities Purchase Agreement and related transaction documents, respectively. DHAC has not entered into any employment agreements with its executive officers, and has not made any agreements to provide benefits upon termination of employment. Certain executives of VSee and iDoc have existing employment agreement which will continue to be honored after the consummation of the Business Combination. Directors of DHAC will be paid an annual fee and be issued stock options for their service as board members in an amount yet to be formalized – no other discussions regarding post-Business Combination compensation of executive officers and directors of DHAC, VSee or iDoc have taken place.

Due to the length of time needed to finalize the Bridge Securities Purchase Agreement and related transaction documents, and the Second Amended and Restated Business Combination Agreement and the PIPE Securities Purchase Agreement and related transaction documents, and the fact that the initial length of time that DHAC had to complete a business combination was expiring on November 8, 2022, DHAC decided to solicit stockholder approval for an amendment to its certificate of incorporation extending its term to complete a business combination from November 8, 2022 to February 8, 2023. DHAC solicited advice from the Bankers and A.G.P., the underwriter of the IPO, as to what would be appropriate terms to offer in connection with this extension and came to the conclusion that a $350,000 additional payment to the Trust Account was appropriate.

On October 14, 2022, Manatt delivered the initial draft of the Series B Securities Purchase Agreement to Sheppard Mullen, counsel to A.G.P.

Between October 14, 2022 and November 3, 2022, Manatt and Sheppard Mullen, on behalf of their respective clients, continued to negotiate and draft the Series B Securities Purchase Agreement and related agreements.

On October 26, 2022, DHAC filed an amendment to its certificate of incorporation extending its term to complete a business combination from November 8, 2022 to February 8, 2023 with the payment of a $350,000 extension fee to the Trust Account.

The terms of the Series B Financing documents were finalized on November 3, 2022.

On November 3, 2022, the Board approved the Series B Securities Purchase Agreement, the Series B Preferred Certificate of Designation, the First Amendment to the Business Combination Agreement and related documentation pursuant to a unanimous written consent.

On November 3, the parties to the Business Combination Agreement executed a First Amendment to remove a closing condition that the Company have at least $10 million in cash proceeds from the transactions.

On November 3, 2022, DHAC filed a Form 8-K which disclosed the terms of the Series B Securities Purchase Agreement, the Series B Preferred Certificate of Designation and the terms of the Series B Financing, and the First Amendment to the Business Combination Agreement. See the section entitled “The Business Combination Proposal (Proposal 1) — Series B Financing” for a description of the terms of the Series B Financing.

On January 17, 2023, DHAC delivered the initial draft of the Backstop Agreement to Sponsor and to the PIPE Investor’s outside counsel.

The terms of the Backstop Agreement were finalized on January 18, 2023.

Digital Health Acquisition Corp.’s Board of Directors’ Discussion of Valuation, Reasons for the Approval of the Business Combination and Evaluation of Conflicts of Interest

DHAC was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. With respect to the proposed Business Combination, the DHAC Board considered a number of factors as generally supporting its decision to enter into the Business Combination, including but not limited to the following factors, although not weighted or in any order of significance:

●	Compelling Opportunity. The DHAC Board believes that the combined company will aspire to be a leading tele-neuro critical care provider and have the potential to become a market leader in the specialty provider market. The combined company will serve a diverse range of customers from large hospital systems to small/micro hospitals, to long-term acute care (“LTAC”) facilities and others. In addition to specialization of neuro critical care, the combined company will provide general tele- critical care services, and complex multi-specialty e-consultations. The Board considered the business of the Combined Company to be consistent with the disclosures in its registrations statement with respect to its initial public offering which emphasized those proposed targets which were likely to be pursued,
●	Experienced management team. The DHAC Board believes that each of VSee and iDoc has a proven and experienced management team with deep operational expertise, led by Mr. Milton Chen, VSee’s Chief Executive Officer, and Dr. Imoigele Aisiku, iDoc’s Chief Executive Officer. The DHAC Board believes that VSee’s and iDoc’s highly seasoned and experienced management team has the strong combination of a proven track record and technology expertise required to position the Combined Company for success. The Board considered the experience level of management of the Combined Company to be consistent with the disclosures in its registrations statement with respect to its initial public offering which emphasized that proposed target would be one with an experienced management team,
●	Terms of the Business Combination Agreement. The DHAC Board reviewed and considered the terms of the Business Combination Agreement and the other related agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate the Business Combination Agreement. See “— The Business Combination Agreement” and “— Certain Related Agreements” for detailed discussions of the terms and conditions of these agreements. The Board felt that the terms of the Business Combination were a significant factor in assuring that the Business Combination would be completed.
●	Results of Due Diligence. The DHAC Board considered the scope of the due diligence investigation conducted by DHAC and its outside advisors and evaluated the results thereof and information available to it related to VSee and iDoc, including:
●	diligence regarding the Combined Company’s potential business opportunities;
●	commercial due diligence with VSee’s and iDoc’s current customers;
●	extensive meetings and calls with VSee’s and iDoc’s management team regarding its business, operations, projections and the proposed Business Combination;
●	review of materials related to VSee and iDoc made available, including with respect to financial statements, material contracts, key metrics and performance indicators, benefit plans, intellectual property matters, labor matters, information technology, privacy, litigation information, environmental matters, regulatory matters and other legal and business diligence matters. It was important to the Board that the business of the Combined Company be vetted as a precondition to entering into the Business Combination Agreement.
●	Attractive Valuation and financial forecasts. The DHAC Board considered the non-public, internal financial forecasts regarding VSee’s and iDoc’s anticipated future operations for fiscal years ending December 31, 2022 and 2023 that were prepared by VSee’s and iDoc’s management and provided to DHAC in connection with the DHAC Board’s evaluation of the Business Combination. The Board reviewed the market capitalization, enterprise value and implied valuation multiples of its primary public company peer set DHAC compared the same to the implied enterprise value of VSee and iDoc determined in accordance with the internal valuation analysis of DHAC management. DHAC management found that VSee’s and iDoc’s combined equity value was an attractive valuation relative to the peer set especially in light of VSee’s and iDoc’s strong growth and projected margin profile.

The DHAC Board also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

●	Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits DHAC from soliciting other business combination proposals, which restricts DHAC’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations. The DHAC Board felt that the opportunity to enter into the Business Combination Agreement outweighed any negative aspects of exclusivity.
●	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe. The Board felt that the Business Combination Agreement could be effected within the expected timeframe notwithstanding the risk of any delays in the process.
●	Liquidation of DHAC. The risks and costs to DHAC if the Business Combination is not completed, including the risk of diverting management focus and resources to other businesses combination opportunities, which could result in DHAC being unable to effect a business combination by November 8, 2022 (the initial expiration date, which has been extended to February 8, 2023 pursuant to the terms of our Current Charter) (or a later time upon election of DHAC to extend the time period to complete an initial business combination subject to satisfaction of certain conditions) and force DHAC to liquidate. The Board felt that the Business Combination Agreement could be effected within the expected timeframe notwithstanding the risk of any delays in the process.
●	Shareholder Vote. The risk that DHAC’s shareholders may fail to provide the respective votes necessary to effect the Business Combination. The Board felt that this was a risk commensurate with any transaction similar to that of the Business Combination.
●	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within DHAC’s control. The Board felt that this was a risk commensurate with any transaction similar to that of the Business Combination.
●	Litigation. The DHAC Board considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination. The Board felt that this was a risk commensurate with any transaction similar to that of the Business Combination
●	Fees and expenses. The DHAC Board considered the fees and expenses associated with completing the Business Combination. The Board felt that the anticipated expenses were commensurate with any transaction similar to that of the Business Combination.
●	Other risks. Various other risks associated with the Business Combination and the combined business of DHAC, VSee and iDoc including but not limited to:
●	The potential benefits of the Business Combination may not be fully achieved;
●	The Combined Company’s telemedicine business and growth strategy will depends on its ability to maintain and expand its network of medical and other providers, and established, board-certified physicians and other provider specialists;
●	The Combined Company’s telemedicine business will be dependent on its relationships with affiliated professional entities, which it does not own, to provide physician services;
●	The level of demand for and market utilization of the Combined Company’s software and solutions are subject to a high degree of uncertainty;
●	The Combined Company’s sales cycle can be long and unpredictable and requires considerable time and expense;
●	Developments affecting spending by the healthcare industry could adversely affect the Combined Company’s revenues;

●	and other risks as further described in the section titled “Risk Factors.”

As described in the section of this proxy statement titled “Summary of the Proxy Statement/Prospectus/Consent Solicitation - Interests of Certain Persons in the Business Combination”, our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of the DHAC Public Stockholders. The DHAC Board reviewed and considered these conflicts of interest, felt that many of them were commensurate with any transaction similar to that of the Business Combination and believed the benefits derived from entering into and closing the Business Combination outweighed any such conflicts.

For a discussion of the material factors that the DHAC Board considered in determining to recommend the approval of the Business Combination Agreement, please see the section of this proxy statement titled “Proposal No. 1: The Business Combination Proposal — DHAC Board of Directors’ Reasons for the Business Combination; Recommendation of the DHAC Board.”

Satisfaction of 80% Test

It is a requirement under our Current Charter that our initial business combination transaction must be comprised of one or more business combinations having an aggregate fair market value of at least 80% of the balance of the funds in the trust account held for the benefit of our public stockholders at the time of the execution of a definitive agreement for an initial business combination. Our Board adopted the financial analysis reviewed by Cassel Salpeter with our Board, and determined that the fair market value of VSee and iDoc equaled or exceeded 80% of the amount of funds held by DHAC in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account).

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Board in favor of adoption of the Business Combination Proposal and other Proposals, you should keep in mind that the Initial Stockholders, which includes our Sponsor and certain of DHAC’s directors, officers and advisors, have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including:

●	If DHAC does not consummate a business combination by February 8, 2023 (unless such date is extended in accordance with the Current Charter), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding shares of common stock for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under Delaware General Corporation Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 3,432,000 shares of Common Stock would be worthless because following the redemption of the Public Shares, DHAC would likely have few, if any, net assets and because the holders of our founder shares have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if we fail to complete a business combination within the required period.
●	The Initial Stockholders own 2,875,000 founder shares which were acquired prior to DHAC’s IPO for a purchase price of $0.0087 per share. Assuming a value of $10.00 per share of Combined Company common stock, based on the deemed value of $10.00 per share of Combined Company common stock in the proposed Business Combination, this represents an appreciation in value of approximately $9.99 per share. Given the difference in the purchase price the Initial Stockholders paid for the founder shares as compared to the deemed value of the Combined Company common stock, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Combined Company common stock trades below its deemed value and public stockholders experience a negative rate of return following the completion of the Business Combination. However, given such shares will be subject to lock-up restrictions, we believe such shares have less value.
●	Sponsor and certain additional sponsor investors purchased 557,000 private placement units in a private placement, at a purchase price of $10.00 per unit, generating total proceeds of $5,570,000. Each Private Placement Unit consists of one share of common stock and one redeemable private placement warrant. Each private placement warrant is exercisable to purchase one share of common stock at a price of $11.50 per share, subject to adjustment. In addition, if Sponsor purchases all or any portion of the Additional PIPE Financing, Sponsor will own up to an additional 2,000 shares of Series A Preferred Stock initially convertible into 234,260 shares of our Common Stock and warrants to purchase up to 106,000 shares of our Common Stock. The private shares, private warrants and, if applicable, PIPE Shares and PIPE Warrants owned by Sponsor (if any) will expire worthless if we do not consummate a business combination within the required period.

●	DHAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under DHAC’s directors’ and officers’ liability insurance after the Business Combination.
●	In order to protect the amounts held in the Trust Account, Sponsor has agreed that it will be liable to DHAC if and to the extent any claims by a vendor for services rendered or products sold to DHAC, or a prospective target business with which DHAC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of DHAC’s IPO against certain liabilities, including liabilities under the Securities Act.
●	Following consummation of the Business Combination, Sponsor, our officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by DHAC from time to time, made by Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. However, if DHAC fails to consummate a business combination within the required period, Sponsor and DHAC’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.
●	Under the terms of the Registration Rights Agreement, the Combined Company grants the Initial Stockholders certain customary demand, shelf and piggyback registration rights with respect to their shares of Combined Company common stock.
●	Specifically, the Initial Stockholders, which includes the Sponsor and certain of DHAC’s officers and directors, have invested an aggregate of $5,595,000 in DHAC securities, comprising the $25,000 purchase price for 2,875,000 founder shares and the $5,570,000 purchase price for 557,000 Private Placement Shares. Assuming a trading price of $[●] per share of (based upon the closing price of $[●] per share of Common Stock on Nasdaq on the Record Date), these 2,875,000 founder shares and 557,000 Private Placement Shares have an implied aggregate market value of $[●]. Accordingly, even if the trading price for shares of Combined Company common stock following the Business Combination was as low as approximately $[●] per share, the aggregate market value of the founder shares and Private Placement Shares (which would be shares of Combined Company common stock) would be approximately equal to the initial investment in DHAC by the Initial Stockholders. As a result, the Initial Stockholders are likely to be able to make a substantial profit on their investment in DHAC at a time when shares of Combined Company common stock have lost significant value. On the other hand, and as noted in the bullet above, if DHAC does not complete a business combination by February 8, 2023 and liquidates, the Initial Stockholders will likely lose their entire investment in DHAC. In October 2022, the Sponsor extended a $350,000 loan to DHAC to fund the cost of the Extension. Other than such loan, the Sponsor and its affiliates have not extended any loans that remain unpaid, do not have any fees or out-of-pocket expenses due, and are not waiting on any reimbursements. No additional monetary value is at risk for DHAC’s officers and directors. These financial interests may mean that the Sponsor (and DHAC’s officers and directors who are members of the Sponsor, or whose affiliates are members of the Sponsor) may be incentivized to complete the Business Combination, or an alternative business combination, with a less favorable target company or on terms less favorable to stockholders than they would otherwise recommend or approve, as the case may be, rather than allow DHAC to wind up having failed to consummate a business combination and lose their entire investment.
●	Because of these interests, the Sponsor could benefit from the completion of a business combination that is not favorable to its public shareholders and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. For example, if the share price of the DHAC common stock declined to $5.00 per share after the close of the Business Combination, DHAC’s public shareholders that purchased shares in the initial public offering, would have a loss of $5.00 per share, while Initial Stockholders (which includes the Sponsor) would have a gain of $4.99 per share because it acquired the founder shares for a nominal amount. In other words, the Initial Stockholders (which includes the Sponsor) can earn a positive rate of return on their investment even if public shareholders experience a negative rate of return in the post-combination company. If an initial business combination, such as the Business Combination, is not completed, A.G.P. will not receive deferred underwriting commissions of $4,370,000 which it has agreed to take in shares of Series B Preferred Stock initially convertible into DHAC common stock at a per share price of $10.00.
●	Because of the exercise of DHAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction, this may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.

●	Because SCS Capital Partners, an entity owned by Lawrence Sands who is a beneficial owner of founder shares and the manager of our Sponsor (and as such may be deemed to have sole voting and investment discretion with respect to the common stock held by our Sponsor), introduced each of VSee and iDoc to the Company, this financial interest may mean that the Sponsor may be incentivized to complete the Business Combination with a less favorable target company or on terms less favorable to stockholders than they would otherwise recommend or approve, as the case may be, rather than allow DHAC to wind up having failed to consummate a business combination and lose the Sponsor’s entire investment. The Company agreed to work with SCS Capital Partners to help identify potential targets for initial review before presentation to the DHAC Board for consideration and additional vetting. SCS Capital Partners also acts as a management consultant and liaison between the outside professionals and the management teams of DHAC, VSee and iDoc to help move the de-SPAC process towards a closing; neither SCS Capital Partners nor Mr. Sands has been paid or is currently being paid any compensation for such services. SCS Capital Partners also has been providing administrative offices and secretarial services for DHAC further to which it receives a monthly fee of $10,000.
●	Because the Bridge Investor is an investor in our Sponsor, this financial interest may mean that Bridge Investor may be incentivized to complete the Business Combination with a less favorable target company or on terms less favorable to stockholders than they would otherwise recommend or approve, as the case may be, rather than allow DHAC to wind up having failed to consummate a business combination and lose its entire investment.

In negotiating and in determining to recommend the Business Combination, the board of directors of DHAC took into account these interests, as well as other factors, including the redemption rights of the public stockholders and the receipt by the DHAC board of an opinion of its financial advisor regarding the fairness to DHAC of the consideration to be paid in the Business Combination. The Board felt that the overall fairness of the deal outweighed the conflicts of interest when recommending the Business Combination. The Board felt that many of these conflicts of interests were present in similar transactions and did not believe any of them outweighed the potential benefits it believed could be achieved from the consummation of the Business Combination.

Opinion of Cassel Salpeter

In making its determination with respect to the Business Combination, DHAC’s board of directors also considered the financial analyses prepared by Cassel Salpeter, and the opinion of Cassel Salpeter as of August 8, 2022, as to the fairness, from a financial point of view, to DHAC of the Aggregate Merger Consideration to be paid by DHAC in the Business Combination pursuant to the First Amended and Restated Business Combination Agreement.

On August 8, 2022, Cassel Salpeter rendered its oral opinion to the Parent board (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion dated such date), as to, as of August 8, 2022, the fairness, from a financial point of view, to Parent of the Aggregate Consideration to be issued and paid by Parent in the Mergers, taken together, pursuant to the First Amended and Restated Business Combination Agreement.

For purposes of its analyses and opinion Cassel Salpeter, at Parent’s direction, assumed that (i) each share of Parent Common Stock would have a value equal to $10.00 per share (with such $10.00 value being based on Parent’s initial public offering and Parent’s approximate cash per outstanding share of Parent Common Stock (excluding the dilutive impact of outstanding shares of Parent Common Stock that were not issued in Parent’s initial public offering or any warrants to purchase Parent Common Stock)), (ii) the VSee Aggregate Consideration would consist of 3,960,000 shares of Parent Common Stock and $9,900,000 in cash, (iii) the iDoc Aggregate Consideration would consist of 4,840,000 shares of Parent Common Stock and $12,100,000 in cash, and (iv) the Aggregate Consideration would have a value equal to $110,000,000.

The summary of the opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex G to this proxy statement/prospectus/consent solicitation and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion. However, neither Cassel Salpeter’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matter relating to the proposed Mergers or otherwise, including, without limitation, whether any such stockholder should redeem their shares.

The opinion was addressed to the Parent board for the use and benefit of the members of the Parent board (in their capacities as such) in connection with the Parent board’s evaluation of the Mergers. Cassel Salpeter’s opinion was just one of the several factors the

Parent board took into account in making its determination to approve the Mergers, including those described elsewhere in this proxy statement/prospectus.

Cassel Salpeter’s opinion only addressed whether, as of the date of the opinion, the Aggregate Consideration to be issued and paid by Parent in the Mergers, taken together, pursuant to the First Amended and Restated Business Combination Agreement was fair, from a financial point of view, to Parent. It did not address any other terms, aspects, or implications of the Mergers, the First Amended and Restated Business Combination Agreement or any related or other transaction or agreement, including, without limitation, (i) the Original Agreement, (ii) other than assuming the consummation thereof, the This American Doc Merger, the PIPE Financing or the VSee Preferred Stock Conversion, (iii) the Sponsor Letter Agreement, the Registration Rights Agreement, the PIPE Lock-up Agreement and the Transaction Support Agreements entered into or to be entered into in connection with, or as described in, the Original Agreement and the Agreement, (iv) any term or aspect of the Mergers not susceptible to financial analysis, (v) the fairness of the Mergers, or all or any portion of the Aggregate Consideration, to any security holders of Parent, VSee, iDoc or any other person or any creditors or other constituencies of Parent, VSee, iDoc or any other person, (vi) the appropriate capital structure of Parent or whether Parent should be issuing debt or equity securities or a combination of both in the Mergers, (vii) any capital raising or financing transaction contemplated by Parent, VSee or iDoc, including, without limitation, the PIPE Financing, (viii) the fairness of the Aggregate VSee Consideration relative to the fairness of Aggregate iDoc Consideration or vice versa or the allocation of the Aggregate Consideration between the Aggregate VSee Consideration and the Aggregate iDoc Consideration or the allocation of the Aggregate Consideration between cash and shares of Parent Common Stock, nor (ix) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Mergers, or any class of such persons, relative to the Aggregate Consideration in the Mergers or otherwise. Cassel Salpeter did not express any view or opinion as to what the value of shares of Parent Common Stock or any other security of Parent actually would be when issued in the Mergers or the prices at which Parent Common Stock, VSee Preferred Stock, VSee Common Stock, iDoc Common Stock or any other security of Parent, VSee or iDoc might trade, be purchased or be sold at any time.

Cassel Salpeter’s opinion did not address the relative merits of the Mergers as compared to any alternative transaction or business strategy that might have existed for Parent, or the merits of the underlying decision by the Parent board or Parent to engage in or consummate the Mergers. The financial and other terms of the Mergers were determined pursuant to negotiations between the parties to the Agreement and were not determined by or pursuant to any recommendation from Cassel Salpeter. In addition, Cassel Salpeter was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction involving Parent.

Cassel Salpeter was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with respect to the Mergers, the securities, assets, businesses or operations of Parent, VSee, iDoc or any other party, or any alternatives to the Mergers, (b) negotiate the terms of the Mergers, or (c) advise the Board, Parent or any other party with respect to alternatives to the Mergers. Cassel Salpeter’s analyses and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Accordingly, although subsequent developments might arise that would otherwise affect its opinion, Cassel Salpeter did not assume any obligation to update, review, or reaffirm its opinion to Parent or any other person or otherwise to comment on or consider events occurring or coming to Cassel Salpeter’s attention after the date of its opinion.

In arriving at its opinion, Cassel Salpeter made such reviews, analyses, and inquiries as Cassel Salpeter deemed necessary and appropriate under the circumstances. Among other things, Cassel Salpeter:

●	Reviewed a draft, dated July 27, 2022, of the initial business combination agreement.
●	Reviewed certain publicly available financial information and other data with respect to Parent, VSee and iDoc that Cassel Salpeter deemed relevant.
●	Reviewed certain other information and data with respect to Parent, VSee and iDoc made available to Cassel Salpeter by Parent, VSee and iDoc, including projections of revenue for the years ending December 31, 2022 and 2023 with respect to VSee and iDoc on a combined basis, pro forma for the Mergers, prepared by the managements of VSee and iDoc (the “VSee/iDoc 2022 and 2023 Revenue Projections”), and other internal financial information furnished to Cassel Salpeter by or on behalf of Parent, VSee and iDoc.
●	Considered and compared the financial and operating performance of VSee and iDoc with that of companies with publicly traded equity securities that Cassel Salpeter deemed relevant.
●	Considered the publicly available financial terms of certain transactions that Cassel Salpeter deemed relevant.

●	Discussed the business, operations, and prospects of VSee, iDoc and the proposed Mergers with Parent’s, VSee’s and iDoc’s managements and certain of Parent’s, VSee’s and iDoc’s representatives.
●	Conducted such other analyses and inquiries, and considered such other information and factors, as Cassel Salpeter deemed appropriate.

In arriving at its opinion, Cassel Salpeter, with Parent’s consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to Cassel Salpeter or available from public sources, and Cassel Salpeter further relied upon the assurances of Parent’s, VSee’s and iDoc’s managements that they were not aware of any facts or circumstances that would have made any such information inaccurate or misleading. Cassel Salpeter also relied upon, without independent verification, the assessments of the managements of Parent, VSee and iDoc as to VSee’s and iDoc’s existing and future technology, products and services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, the development and marketing of such technology, products and services; and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and Cassel Salpeter assumed, at Parent’s direction, that there would be no developments with respect to any such matters that would adversely affect Cassel Salpeter’s analyses or opinion. Cassel Salpeter is not a legal, tax, accounting, environmental, regulatory, technology or science advisor, and Cassel Salpeter did not express any views or opinions as to any legal, tax, accounting, environmental, regulatory, technology or science matters relating to Parent, VSee, iDoc, the Mergers, or otherwise. Cassel Salpeter understood and assumed that the Parent board had obtained or would obtain such advice as it deemed necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, technology, science and other professionals, that such advice was sound and reasonable and that the Parent board and Parent had acted or would act in accordance with such advice.

Cassel Salpeter assumed, at Parent’s direction, that the VSee/iDoc 2022 and 2023 Revenue Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of VSee and iDoc with respect to the future financial performance of VSee and iDoc on a combined basis, pro forma for the Mergers, and Cassel Salpeter assumed, at Parent’s direction, that the VSee/iDoc 2022 and 2023 Revenue Projections provided a reasonable basis upon which to analyze and evaluate VSee, iDoc and the Mergers and form an opinion. At Parent’s direction, Cassel Salpeter used and relied upon the VSee/iDoc 2022 and 2023 Revenue Projections for purposes of Cassel Salpeter’s analyses and opinion. Cassel Salpeter expressed no view or opinion with respect to the VSee/iDoc 2022 and 2023 Revenue Projections or the assumptions on which they were based. In reaching the conclusions in its opinion, Cassel Salpeter did not perform a discounted cash flow analysis of either VSee or iDoc, because as Parent advised Cassel Salpeter and Cassel Salpeter assumed, forecasts with respect to the future financial performance of VSee or iDoc reflecting the best currently available estimates and judgments of the management of VSee, iDoc or Parent were not available for the period beyond December 31, 2023 or for any period with sufficient detail to conduct a discounted cash flow analysis. Cassel Salpeter did not evaluate the solvency or creditworthiness of Parent, VSee, iDoc or any other party to the Mergers, the fair value of Parent, VSee, iDoc or any of their respective assets or liabilities, or whether Parent, VSee, iDoc or any other party to the Mergers is paying or receiving reasonably equivalent value in the Mergers under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor did Cassel Salpeter evaluate, in any way, the ability of Parent, VSee, iDoc or any other party to the Mergers to pay its obligations when they come due. Cassel Salpeter did not physically inspect Parent’s, VSee’s or iDoc’s properties or facilities and did not make or obtain any evaluations or appraisals of Parent’s, VSee’s or iDoc’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). Cassel Salpeter did not attempt to confirm whether Parent, VSee or iDoc had good title to their respective assets. Cassel Salpeter’s role in reviewing any information was limited solely to performing such reviews as it deemed necessary to support its own advice and analysis and was not on behalf of the Board, Parent, or any other party.

Cassel Salpeter assumed, with Parent’s consent, that the Mergers would be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Mergers, no delay, limitation, restriction, or condition would be imposed that would have an adverse effect on Parent, VSee, iDoc or the Mergers. Cassel Salpeter also assumed, with Parent’s consent, that the final executed form of the Agreement would not differ in any material respect from the draft Cassel Salpeter reviewed and that the Mergers would be consummated on the terms set forth in the Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof that would be material to its analyses or opinion. Cassel Salpeter also assumed that the representations and warranties of the parties to the Agreement contained therein were true and correct and that each such party would perform all of the covenants and agreements to be performed by it under the Agreement. Cassel Salpeter offered no opinion as to the contractual terms of the Agreement or the likelihood that the conditions to the consummation of the Mergers set forth in the Agreement would be satisfied. Parent also advised Cassel Salpeter, and Cassel Salpeter assumed, that for U.S. federal tax income purposes the VSee Merger and the iDoc Merger would each qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

In connection with preparing its opinion, Cassel Salpeter performed a variety of financial analyses. The following is a summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of an opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither Cassel Salpeter’s opinion nor the analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, Cassel Salpeter assessed as a whole the results of all analyses undertaken by it with respect to the opinion. While it took into account the results of each analysis in reaching its overall conclusions, Cassel Salpeter did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Therefore, Cassel Salpeter believes that the analyses underlying the opinion must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors underlying the opinion collectively, could create a misleading or incomplete view of the analyses performed by Cassel Salpeter in preparing the opinion.

The implied valuation reference ranges indicated by Cassel Salpeter’s analyses are not necessarily indicative of actual values nor predictive of future results, which may be significantly more or less favorable than those suggested by such analyses. Much of the information used in, and accordingly the results of, Cassel Salpeter’s analyses are inherently subject to substantial uncertainty.

Summary of Material Financial Analyses.

The following summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion includes information presented in tabular format. The tables alone do not constitute a complete description of these analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses Cassel Salpeter performed.

For purposes of its analyses described below, Cassel Salpeter, at Parent’s direction, assumed that (i) each share of Parent Common Stock would have a value equal to $10.00 per share (with such $10.00 value being based on Parent’s initial public offering and Parent’s approximate cash per outstanding share of Parent Common Stock (excluding the dilutive impact of outstanding shares of Parent Common Stock that were not issued in Parent’s initial public offering or any warrants to purchase Parent Common Stock)), (ii) the VSee Aggregate Consideration would consist of 3,960,000 shares of Parent Common Stock and $9,900,000 in cash, (iii)the iDoc Aggregate Consideration would consist of 4,840,000 shares of Parent Common Stock and $12,100,000 in cash, and (iv) the Aggregate Consideration would have a value equal to $110,000,000.

Share prices for the selected companies used in the selected companies analysis described below were as of August 5, 2022. The relevant values for the selected transactions analysis described below were calculated on an enterprise value basis based on the consideration proposed to be paid in the selected transactions. Estimates of financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies. Estimates of financial performance for VSee and iDoc were based on the VSee/iDoc 2022 and 2023 Revenue Projections.

For purposes of its analyses, Cassel Salpeter reviewed a number of financial metrics, including “total invested capital,” which generally refers to the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its outstanding indebtedness (excluding capitalized operating leases), preferred stock and non-controlling interests.

Selected Companies Analysis.

Cassel Salpeter considered certain financial data for VSee and iDoc and selected companies with publicly traded equity securities Cassel Salpeter deemed relevant.

The financial data reviewed included, among other things:

●	Total invested capital as multiple of estimated revenue for the year ending December 31, 2022, or “2022E Revenue.”
●	Total invested capital as multiple of estimated revenue for the year ending December 31, 2023, or “2023E Revenue.”

The selected companies with publicly traded equity securities and corresponding financial data were:

Total Invested Capital / Revenue
	2022E	2023E
Telehealth/ Telemedicine Services
Teladoc Health, Inc.	3.18x	2.72x
Doximity, Inc.	18.67x	14.22x
American Well Corporation	5.03x	4.31x
CloudMD Software & Services Inc.	0.94x	0.83x
Reliq Health Technologies Inc.	na	na
LifeMD, Inc.	0.63x	0.51x

Healthcare SaaS
Phreesia, Inc.	5.15x	3.99x
Health Catalyst, Inc.	2.97x	2.54x
HealthStream, Inc.	2.74x	2.54x
NantHealth, Inc.	4.62x	3.89x
CareCloud, Inc.	0.44x	0.41x

“na” refers to not available.

Cassel Salpeter calculated the following high, mean, median and low enterprise value multiples with respect to the selected companies (excluding Reliq Health Technologies Inc. for which 2022E Revenue and 2023 Revenue was not available):

Total Invested Capital Multiple of	High	Mean	Median	Low
2022E Revenue	18.67x	4.44x	3.08x	0.44x
2023E Revenue	14.22x	3.60x	2.63x	0.41x

Taking into account the results of the selected companies analysis, Cassel Salpeter applied multiple ranges of 4.00x to 5.00x to VSee and iDoc’s 2022E revenue, which resulted in an implied total invested capital value reference range of approximately $88,000,000 to $110,000,000, and 2.00x to 3.00x to VSee and iDoc’s 2023E revenue, which resulted in an implied aggregate equity value reference range of approximately $78,000,000 to $117,000,000. The selected companies analysis indicated an implied aggregate equity value reference range of approximately for VSee and iDoc of 83,000,000 to 113,500,000, as compared to the assumed value of the Aggregate Consideration of $110,000,000.

None of the selected companies have characteristics identical to VSee or iDoc. An analysis of selected publicly traded companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed.

Selected Transactions Analysis.

Cassel Salpeter considered the financial terms of the following business transactions Cassel Salpeter deemed relevant. The financial data reviewed included, among other things, transaction value (calculated as total price paid (common equity value assuming 100% interest acquired) plus total debt, preferred stock, and non-controlling interests) as a multiple of trailing twelve months, or

“TTM” revenue. The selected transactions, corresponding financial data, and the high, mean, median and low transaction value multiples with respect to the selected transactions were:

Date
Announced	Closed	Target	Acquirer	Total Invested Capital /TTM Revenue

3-Feb-22	6-Apr-22	SOC Telemed, Inc.	Patient Square Capital, LP	4.22x
16-Aug-21	16-Aug-21	Avelead Consulting, LLC	Streamline Health Solutions, Inc.	3.02x
7-Jun-21	12-Jul-21	Sentry Data Systems, Inc	Craneware plc	4.35x
23-Apr-21	9-Jun-21	PlushCare, Inc.	Accolade, Inc.	12.76x
16-Feb-21	31-Mar-21	rfxcel Corporation	Antares Vision, Inc.	8.82x
1-Dec-21	1-Dec-21	CognisantMD	WELL Health Technologies Corp.	6.14x
19-Nov-20	19-Nov-20	Health Care Services Int. Inc.	Carebook Technologies Inc.	3.33x
27-Oct-20	27-Oct-20	West Health Advocate Solutions, Inc.	Teleperformance SE	4.93x
5-Sep-19	4-Oct-19	RMDY Health, Inc.	OptimizeRx Corporation	19.43x
5-Mar-19	5-Mar-19	Prescribe Wellness, LLC	Tabula Rasa HealthCare, Inc.	5.17x

Total Invested Capital Value Multiple of	High	Mean	Median	Low
TTM Revenue	19.43x	7.22x	5.05x	3.02x

Taking into account the results of the selected transactions analysis, Cassel Salpeter applied multiples of 4.25x to 5.25x to VSee and iDoc’s 2022E Revenue, which resulted in an implied total invested capital value reference range of approximately $93,500,000 to $115,500,000 for VSee and iDoc, as compared to the assumed value of the Aggregate Consideration of $110,000,000.

None of the target companies or transactions in the selected transactions have characteristics identical to VSee or iDoc or the proposed Mergers. Accordingly, an analysis of selected business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the selected transactions and other factors that could affect the respective acquisition values of the transactions reviewed.

Other Matters Relating to Cassel Salpeter’s Opinion

DHAC’s board of directors retained Cassel Salpeter to provide a fairness opinion in connection with its consideration of the Business Combination. In selecting Cassel Salpeter, DHAC’s board of directors considered, among other things, the fact that Cassel Salpeter is a reputable investment banking firm with substantial experience advising companies in the asset management sector and providing strategic advisory services in general. As part of its investment banking business, Cassel Salpeter regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. Cassel Salpeter is a recognized investment banking firm that has substantial experience in providing financial advice in connection with mergers, acquisitions, sales of companies, businesses and other assets and other transactions. Cassel Salpeter received a fee of $137,500 for rendering its opinion, no portion of which was contingent upon the completion of the Merger. In addition, Parent agreed to reimburse certain of Cassel Salpeter’s expenses and to indemnify Cassel Salpeter and certain related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. Otherwise, during the past two years, Cassel Salpeter did not provide investment banking or other financial services to Parent, VSee or iDoc for which Cassel Salpeter received compensation. In accordance with Cassel Salpeter’s policies and procedures, a fairness committee of Cassel Salpeter was not required to, and did not, approve the issuance of Cassel Salpeter’s opinion.

Second Amended Business Combination

Following the execution of the First Amended and Restated Business Combination Agreement, and taking into account the net equity requirements for NASDQ listing, and the current market volatility, each of DHAC, VSee and iDoc agreed that the Business Combination should be amended and restated to revise that the consideration to be paid to VSee and iDoc stockholders be only in 100% shares of DHAC Common Stock. DHAC’s board of directors did not seek an updated opinion from Cassel Salpeter.

Certain Unaudited VSee and iDoc Prospective Financial Information

None of DHAC, VSee or iDoc, as a matter of course, makes public projections as to future projected revenue, earnings, or other results. In June, 2022, VSee and iDoc management created limited financial projections regarding revenues of VSee and iDoc, on a combined basis; revenues were projected at $22.0 million and $39.0 million for each of the years ending December 31, 2022 and 2023, respectively. Such information was provided to DHAC which DHAC provided to Cassel Salpeter in connection with its fairness opinion described in this proxy statement/prospectus under “— Opinion of Cassel Salpeter & Co., LLC”. VSee and iDoc management estimated such projected revenues based on their judgment and assumptions, including the assumption that DHAC, VSee and iDoc would complete the Business Combination and become a publicly-traded combined company in fiscal year 2022. The assumptions upon which the revenue estimates were initially based were, in each of VSee’s and iDoc’s management’s opinion, reasonable in light of the facts and circumstances known to each of VSee’s and iDoc’s management as of the date such estimates were created.

The 2022 projections were based on the following assumptions:

●	The 2022 Annualized Run Rate Revenue was based on Q1 2022 revenue net of removing any one-time fees.
●	New revenue opportunity from potential clients based on the 2022 sales pipeline with possible start dates in 2022 for each target. Each target’s pipeline revenue was determined based on the annual contract value of pipeline opportunities weighted by the forecasted percentage opportunity and the expected future implementation/start date in 2022.

The 2023 projections were based on the following assumptions:

●	The targets’ projected prior year revenue from 2022.
●	2023 Incremental revenue opportunity was based on the targets’ sales pipeline. The revenue from the sales pipeline was determined based on the annual contract value of each pipeline opportunity weighted by the forecasted percentage opportunity and the expected implementation and commencement service date in 2023.

Subsequent to the date such fairness opinion was rendered, the terms and conditions of the Business Combination Agreement and the PIPE Financing were materially changed. In addition, each of VSee and iDoc management reevaluated the combined company’s projected operating revenues; revenues were revised and now projected at $17.15 million and $35.0 million for each of the years ending December 31, 2022 and 2023, respectively. VSee and iDoc management prepared such revised projected revenues based on their judgment and assumptions, as summarized below the table. The revised estimates are based on the assumption that DHAC, VSee and iDoc will now complete the Business Combination and become a publicly-traded combined company by February 2023. The assumptions upon which the revised estimates are based are, in each of VSee’s and iDoc’s management’s opinion, reasonable in light of the facts and circumstances known to VSee and iDoc management as of the date such estimates were created.

Major iDoc Assumptions:

●	FY 2022 revenue assumptions: Based on actual August YTD revenue of $5.6 million and $4.6 million in reoccurring and new potential revenue from signed contracts with possible start dates in 2022. The $4.6 million revenue assumption includes $2.5 million in revenue through the remainder of the year from ongoing revenue and approximately $2.1 million from new contracts with four new client acquisitions generating institutional and patient fees, the commencement of the new Federal Bureau of Prison opportunity, higher patient volume at the existing clients and an increase in revenue at Encompass from the new system.
●	FY 2023 revenue assumptions: Based on $10.3 million of 2022 reoccurring revenue generated from servicing the book of business earned during 2022 and incremental revenue opportunities in 2023 as follows:
●	$2.0 million from a commercial GPO opportunity with an expected sign date in late 2022 and commencement of service in 2023.
●	$2.6 million from 8 new hospital client acquisitions based on new contracts, with five clients starting late Q4 2022 and three potential new clients with a high probability to contract.
●	$1.6 million from two joint projects currently under discussion with an expected signed contract. The revenue reflects VSee and iDoc signing these contracts and commencing the work in 2023.

●	$0.9 million from new LTACS, $0.4 million from new Tele Specialists opportunities, $0.4 million from Critical Care Opportunities in New England, and $0.9 million from the Federal Bureau of Prison business (iDoc has contracts with two prison facilities and projects volume growth in 2023).

Major VSee Assumptions:

●	FY 2022 – Based on actual August YTD revenue of $4.3 million and reoccurring and new potential revenue opportunity for the remainder of the year, including $1.8 million from ongoing reoccurring revenue throughout the rest of the year and $0.8 million from newly signed contracts and potential contracts with a high probability of signing in Q4, commencing in Q4 2022.
●	FY 2023 – Based on assumed 2022 revenue of $6.9 million, and incremental revenue opportunities in 2023 as follows:
●	$4 million revenue from a commercial GPO opportunity with an expected sign date in late 2022 and commencement of service in 2023.
●	$1 million from new pipeline opportunities with a greater than 50% probability of VSee winning the contracts.
●	$1.5 million from two joint projects between iDoc and VSee, currently in discussion. The revenue reflects the combined company commencing service on the collaborative projects in Q1 2023.

The inclusion of the above revised information should not be regarded as an indication that DHAC, VSee, iDoc, or any of their respective financial advisors or any other recipient of this information, considered — or now considers — it to be predictive of actual future results. The information is speculative in many respects. As a result, there can be no assurance that the actual results will not be significantly lower than estimated. Neither DHAC, VSee or iDoc undertakes any responsibility to update such revised estimates should any of the assumptions become materially incorrect or no longer applicable.

This revised information was not prepared with a view toward public disclosure, or with a view toward complying with the guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information. This revised information was prepared exclusively by VSee and iDoc. Neither DHAC’s, VSee’s or iDoc’s independent auditors, independent accountants nor any other financial advisors of DHAC, VSee or iDoc, have compiled, examined or performed any procedures with respect to the information contained in this section, nor have they expressed any opinion, representation or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, this information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the projected information and should not be read to do so. The summary of the revised information included above is not being included to influence your decision whether to vote to approve the Business Combination, but is being provided solely because it was made available by VSee and iDoc in connection with the Business Combination.

The revised projected financial information and terms of the Second Amended and Restated Business Combination Agreement were prepared after the date of Cassel Salpeter’s opinion, and DHAC’s board of directors did not seek an updated opinion from Cassel Salpeter. DHAC’s Board does not consider the change in the projections to be material enough to alter its belief that the transaction is fair to DHAC’s stockholders and in fact believes the altered terms of the Business Combination Agreement and PIPE Financing provides a substantially improved balance sheet for the combined company on a go-forward basis which may offset in part any projected reduction in revenues. DHAC’s Board feels it is appropriate to continue to be able to rely on the fairness opinion rendered by Cassel Salpeter as set forth above for the reasons so described.

Board following Business Combination

VSee and iDoc’s business and affairs will be organized under the direction of the Combined Company Board. For a discussion of the directors and composition of the Combined Company Board after the Closing, please refer to “Management after the Business Combination — Non-Employee Directors and “— Board Composition”

Sources and Uses for the Business Combination

The following table summarizes the cash sources and uses for funding the Business Combination assuming both the no redemption scenario and maximum redemption scenario ($ in millions):

No Redemption

Source of Funds (in millions)		Uses (in millions)
Cash held in Trust Account(1)	$7.07	Common stock of combined company issued to VSee and iDoc stockholders(2)	$101.08
Transaction and other costs(3)	(4.42)	Cash to combined company balance sheet	12.65
Proceeds from PIPE	10.00
Common stock of combined company issued to VSee and iDoc stockholders(2)	101.08
Total sources	$113.73	Total uses	$113.73
(1)	As of September 30, 2022, net of redemptions of $110.47 million on October 26, 2022.
(2)	Shares issued to VSee and iDoc stockholders are at a deemed value of $10.00 per share. Assumes 10,107,942 shares of Common Stock issued. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more details.
(3)	Represents an estimated amount, inclusive of fees related to the Business Combination and related transactions.

Maximum Redemption

Source of Funds (in millions)		Uses (in millions)
Cash held in Trust Account(1)	$—	Common stock of combined company issued to VSee and iDoc stockholders(2)	$101.08
Transaction and other costs(3)	(4.42)	Cash to combined company balance sheet	5.58
Proceeds from PIPE	10.00
Common stock of combined company issued to VSee and iDoc stockholders(2)	101.08
Total sources	$106.66	Total uses	$106.66
(1)

As of September 30, 2022, assumes that 694,123 remaining Public Shares subject to redemption are redeemed for an aggregate payment of approximately $ 7.07 million (based on an estimated per share redemption price of approximately $10.19 that was calculated using the 7.07 million of cash in the Trust Account divided by 694,123 remaining Public Shares subject to redemption assuming the pro forma maximum redemption scenario pursuant to the Business Combination Agreement).

(2)	Shares issued to VSee and iDoc stockholders are at a deemed value of $10.00 per share. Assumes 10,107,942 shares of Common Stock issued. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more details.
(3)	Represents an estimated amount, inclusive of fees related to the Business Combination and related transactions.

All of the sources and uses above are for illustrative purposes only. Where actual amounts are not known or knowable, the figures above represent DHAC’s good faith estimate of such amounts.

Redemption Rights

Pursuant to our Current Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with our Current Charter. As of September 30, 2022, the estimated per share redemption price would have been approximately $10.17. If a holder exercises its redemption rights, then such holder will be exchanging its shares of our Common Stock for cash and will no longer own shares of the post-combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein.

Each redemption of shares of Common Stock by our public stockholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that our obligation to consummate the Business Combination is conditioned on, among other things, after giving effect to the transactions contemplated by the Business Combination Agreement, including the PIPE Financing, DHAC having at least $5,000,001 of net tangible assets immediately after the Effective Time. This condition to closing in the Business Combination Agreement is for the sole benefit of the parties thereto and may be waived by VSee and iDoc. If, as a result of redemptions of Common Stock by our public stockholders, this condition is not met (or waived), then we, on the one hand, or VSee and iDoc, on the other hand (as applicable), may elect not to consummate the Business Combination. Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Please see the section entitled “Special

Meeting of Company Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

In connection to the requirement of having at least $5,000,001 of net tangible assets immediately after the Effective Time, the pro forma net tangible assets under both the No Redemption and Maximum Redemption scenarios are presented below.

Net Tangible Assets	No redemption	Max redemption
Total Assets	69,478,635	62,403,761
Less: Intangible Assets	(8,331,769)	(8,331,769)
Less: Goodwill	(40,701,875)	(40,701,875)
Less: Total Liabilities	(7,201,079)	(7,201,079)
	13,243,913	6,169,038

Anticipated Accounting Treatment

The combined financial information presents the pro forma effects of the following transactions:

●	the reverse recapitalization of VSee;
●	the acquisition of iDoc; and
●	the issuance of DHAC preferred stock in the PIPE Investment.

Notwithstanding the legal form of the business combination pursuant to the Business Combination Agreement, the Business Combination will be accounted for as a reverse recapitalization with VSee as the accounting acquirer and DHAC and iDoc as the accounting acquirees. Accordingly for accounting purposes, the Business Combination will be treated as the equivalent of VSee issuing stock for the net assets of DHAC, accompanied by a recapitalization. The net assets of DHAC will be stated as historical cost with no goodwill or other intangible assets recorded. For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination.

As VSee is determined to be the accounting acquirer in the Business Combination, the acquisition of iDoc will be treated as a business combination under Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), and will be accounted for using the acquisition method of accounting. The consideration transferred to acquire iDoc will be allocated to the assets acquired and liabilities assumed based on the estimated acquisition-date fair values. The excess of consideration transferred to effect the acquisition over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Transaction costs will be expensed as if the Business Combination had occurred on January 1, 2021.

The determination of whether control has been obtained begins with the evaluation of whether control should be evaluated based on the variable interest or voting interest model pursuant to ASC Topic 810, Consolidation (“ASC 810”). In all redemption scenarios, VSee has been determined to be the accounting acquirer based on evaluation of the following factors:

●	VSee’s stockholders will have the most significant voting interest post business combination under both the No Redemption and Maximum Redemption scenarios;
●	VSee’s Chief Executive Officer will remain as Chief Executive officer post the business combination
●	VSee’s leading telehealth software platform has more notoriety. As such the post business combination name will be VSee Health, Inc.
●	VSee will obtain the benefit of the merger post business combination, as its growth potential will be expanded with the addition of iDoc and its access to capital will be expanded with the addition of DHAC.
●	VSee’s telehealth software platform along with its historical revenue stream management determined at the time of entering into the initial business combination agreement that VSee was the more significant entity under the relative size consideration.
●	Although iDoc has a greater asset holding as of September 30, 2022 compared to VSee and DHAC, this is as a result of current year growth and the addition of Encompass Medical Billing LLC acquisition which occurred in early 2022.

Appraisal Rights

Appraisal rights are not available to holders of DHAC shares of Common Stock in connection with the proposed Business Combination under Delaware law. A summary of the appraisal rights that may be available to VSee Stockholders under Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) with respect to the Business Combination is described in “Appraisal Rights – VSee Stockholder Appraisal Rights”. A copy of Section 262 of the DGCL is attached as Annex E to this proxy statement/prospectus/consent solicitation. A summary of the appraisal rights that may be available to iDoc Stockholders under Subchapter H, Chapter 10, Title 1 of the Texas Business Organizations Code (“TBOC”) with respect to the Business Combination is described in “Appraisal Rights – iDoc Stockholder Appraisal Rights”. A copy of Subchapter H, Title 1, Chapter 10 of the TBOC is attached as Annex F to this proxy statement/prospectus/consent solicitation.

Vote Required for Approval

Along with the approval of the Charter Amendment Proposal, the Bylaws Proposal, the Directors Proposal, the Stock Plan Proposal, the Nasdaq Merger Proposal, the Nasdaq PIPE Proposal, the Nasdaq ELOC Proposal, and the Nasdaq Series B Proposal, approval of this Business Combination Proposal is a condition to the consummation of the Business Combination. If this Business Combination Proposal is not approved, the Business Combination will not take place. The Business Combination Proposal is conditioned upon the approval of Proposals 2, 7, 8 and 10. Approval of this Business Combination Proposal is also a condition to Proposals 2A-2H, Proposal 3, Proposals 4A-4H, Proposal 5, Proposal 6, Proposal 7, Proposal 8, Proposal 9 and Proposal 10. If the Charter Amendment Proposal, the Bylaws, the Governance Proposal, the Directors Proposal, the Stock Plan Proposal, the Nasdaq Merger Proposal, the Nasdaq PIPE Proposal, Nasdaq ELOC Proposal and the Nasdaq Series B Proposal are not approved, unless the condition is waived, this Business Combination Proposal will have no effect (even if approved by the requisite vote of our stockholders at the Meeting of any adjournment or postponement thereof) and the Business Combination will not occur.

This Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if the affirmative vote of a majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Business Combination Proposal.

Pursuant to the Sponsor Support Agreement, the Initial Stockholders holding an aggregate of 3,432,000 shares of common stock or approximately 82.6% of the outstanding shares of common stock have agreed to vote their shares in favor of the Combination Proposal. As a result, no shares of common stock held by the public stockholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve the Business Combination Proposal requires affirmative vote of majority all then outstanding shares of the Common Stock votes cast at a meeting at which a quorum is present, assuming only the minimum number of shares of common stock to constitute a quorum is present, no shares of the common stock held by the public stockholders must vote in favor of the Business Combination Proposal for it to be approved.

Board Recommendation

OUR BOARD RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL 1.

PROPOSAL NO. 2 — THE CHARTER AMENDMENT PROPOSALS

Overview

Our stockholders are being asked to adopt the Amended Charter in the form attached to this proxy statement/prospectus/consent solicitation as Annex B-1, which, in the judgment of the DHAC Board, is necessary to adequately address the needs of Combined Company. As required by SEC guidance to give stockholders the opportunity to present their separate views on important charter provisions, DHAC is requesting that our stockholders vote upon the Charter Amendment Proposals, which are separately being presented in accordance with SEC guidance.

If the Charter Amendment Proposals are approved, the Combined Company will file the Amended Charter, followed by the Series A Preferred Certificate of Designation, in the form attached to this proxy statement/prospectus/consent solicitation as Annex B-2, and the Series B Preferred Certificate of Designation, in the form attached to this proxy statement/prospectus/consent solicitation as Annex B-2. The DHAC stockholders are not being asked to approve the Series A Preferred Certificate of Designation and the Series B Preferred Certificate of Designation.

The Charter Amendment Proposals are composed of the following amendments to the Current Charter. Each of these amendments was negotiated as part of the Business Combination. The DHAC Board’s reasons for proposing each of these amendments to the Current Charter is set forth below.

Proposal 2A: Change in Authorized Shares

Description of Amendment

Our Current Charter authorizes 51,000,000 shares, consisting of (a) 50,000,000 shares of common stock, including and (b) 1,000,000 shares of preferred stock. The Amended Charter provides that the Combined Company will be authorized to issue 110,000,000 shares, consisting of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Reasons for the Amendment

The amendment increases the authorized number of shares because our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the merger and the other transactions contemplated by in this proxy statement/prospectus/ consent solicitation, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

The DHAC board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Proposal 2B: Classified Board

Description of Amendment

This amendment will provide that the Combined Company’s board be divided into three classes with only one class of directors being elected each year and each class (except for those directors appointed prior to the first annual meeting of stockholders) serving a three-year term.

Reasons for the Amendment

The amendment is intended to secure continuity and stability by ensuring that at any given time a majority of the directors will have prior experience with the Combined Company and, therefore, be familiar with its business and operations. The DHAC board of directors also believes that this classification will assist the Combined Company’s board of directors in protecting the interests of the Combined Company’s stockholders in the event of an unsolicited offer for the Combined Company by encouraging any potential acquirer to negotiate directly with the Combined Company’s board of directors.

Proposal 2C: Removal of Directors

Description of Amendment

At present, our Current Charter provides that directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. This amendment provides for the removal of directors with cause only by stockholders voting at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of DHAC entitled to vote at an election of directors.

Reasons for the Amendment

The amendment is intended to protect all stockholders against the potential self-interested actions by one or a few large stockholders by changing the standard for removal of a director to solely for cause.

Proposal No. 2D: Required Stockholder Vote to Amend Certain Sections of the Amended Charter

Description of Amendment

At present, our Current Charter may only be amended with the affirmative vote of the majority of all then outstanding shares of the Common Stock. This amendment provides that in addition to any vote required by applicable law, the approval by affirmative vote of the holders of at least two-thirds (66 and 2/3%) in voting power of the then outstanding shares of the Combined Company generally entitled to vote thereon, voting together as a single class, is required to make any amendment to Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX and this Article X of the Amended Charter.

Reasons for the Amendment

The DHAC Board believes that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the DHAC Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of the Combined Company to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

Proposal 2E: Required Stockholder Vote to Amend the Amended and Restated Bylaws

Description of Amendment

At present, our Current Charter provides that our bylaws may be amended by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. This amendment requires an affirmative vote of holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Combined Company entitled to vote generally in an election of directors to adopt, amend, alter, repeal or rescind the Combined Company’s bylaws. The ability of the majority of the Board to amend the bylaws remains unchanged.

Reasons for the Amendment

The amendment is intended to protect all stockholders against the potential self-interested actions by one or more large stockholders. In addition, the DHAC Board believes that a supermajority voting requirement encourages any person seeking control of the Combined Company to negotiate directly with the Board to reach terms that are appropriate for all stockholders.

Proposal No. 2F: Removing the Waiver of the Corporate Opportunity Doctrine

Description of Amendment

This amendment provides that the waiver of the corporate opportunity doctrine with respect to the Combined Company be removed.

Reasons for the Amendment

The DHAC Board believes that the removal of the provision renouncing the corporate opportunity doctrine ensures that directors, officers and controlling stockholders may not take advantage of opportunities beneficial to the Combined Company for themselves without first disclosing the opportunity to the Combined Company and giving the Combined Company’s Board the opportunity to pursue or decline the opportunity on behalf of the Combined Company.

Proposal No. 2G: Changing the name of DHAC to “VSee Health, Inc.”

Description of Amendment

This amendment changes the name of DHAC to “VSee Health, Inc.” from the current name of “Digital Health Acquisition Corp.”

Reasons for the Amendment

DHAC’s board of directors believes the name of the Combined Company should more closely align with the operating businesses of VSee and iDoc and therefore has proposed this name change. In addition, DHAC’s board of directors believes that using the “VSee Health, Inc.” name will strengthen the company’s reputation, brand, and, as a result, stockholder value.

Proposal No. 2H: Eliminating special purpose acquisition company provisions and changing the corporate purpose.

Description of Amendment

Our Current Charter contains various provisions applicable only to blank check companies, including its corporate purpose. This amendment eliminates certain provisions related to our status as a blank check company, which is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve the Combined Company and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. This amendment also changes the purpose of the Combined Company to “any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

Reasons for the Amendment

Perpetual existence is the usual period of existence for corporations and we believe it is the most appropriate period for the Combined Company following the Business Combination. In addition, certain other provisions in our Current Charter require that proceeds from the DHAC IPO be held in the Trust Account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the Business Combination is consummated.

Vote Required for Approval

Assuming that a quorum is present at the Meeting, the affirmative vote of the holders of a majority of all then outstanding shares of common stock on each of Proposals 2A-2H is required to approve the Charter Amendment Proposals. Accordingly, a stockholder’s failure to vote online during the Meeting or by proxy, a broker non- vote or an abstention will be considered a vote “AGAINST” Proposals 2A-2H.

The Charter Amendment Proposals are conditioned on the approval of the Business Combination Proposal. If the Business Combination Proposal is not approved, Proposals 2A-2H will have no effect even if approved by our stockholders.

Because stockholder approval of Proposals 2A-2H is a condition to completion of the Business Combination under the Business Combination Agreement, if Proposals 2A-2H are not approved by our stockholders, the Business Combination will not occur unless we and VSee and iDoc waive the applicable closing conditions.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF EACH OF THE CHARTER AMENDMENT PROPOSALS UNDER PROPOSAL 2.

PROPOSAL NO. 3 — THE BYLAWS PROPOSAL

Overview

Our stockholders are being asked to adopt the Proposed Bylaws in the form attached to this proxy statement/prospectus/consent solicitation as Annex C, which, in the judgment of the DHAC Board, is necessary to adequately address the needs of Combined Company.

The Proposed Bylaws will, among other things, implement administrative and clarifying changes necessary and appropriate to align the Proposed Bylaws with the proposed amendments to the Current Charter described in the Charter Amendment Proposals (Proposals Nos. 2A-2H), including to require an affirmative vote of holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Combined Company entitled to vote generally in an election of directors to adopt, amend, alter, repeal or rescind the Combined Company’s bylaws. The ability of the majority of the Board to amend the bylaws remains unchanged.

Reasons for the Amendments

The amendments contemplated by the Proposed Bylaws were negotiated as part of the Business Combination and are required to implement administrative and clarifying changes to align with the Proposed Charter.

Vote Required for Approval

This Proposed Bylaws will be approved and adopted only if the affirmative vote of a majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Proposed Bylaws. An abstention will have the effect of a vote “AGAINST” Proposal 3. Broker non- votes will have no effect on the vote for Proposal 3.

This Bylaws Proposal is conditioned upon the approval and completion of the Business Combination Proposal and the Nasdaq Merger Proposal. If any of the Business Combination Proposal or the Nasdaq Merger Proposal are not approved, this Proposal will have no effect even if approved by our stockholders.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF THE BYLAWS PROPOSAL UNDER PROPOSAL 3.

PROPOSALS 4A-4H — THE GOVERNANCE PROPOSALS

Overview

Our stockholders are also being asked to vote on eight separate Proposals with respect to certain governance provisions in the Amended Charter. This separate vote is not required by Delaware law separate and apart from the Charter Amendment Proposal (Proposal No. 2) but, pursuant to SEC guidance, DHAC is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, stockholder votes on these proposals (as the Governance Proposals) are advisory votes, and are not binding on DHAC or DHAC’s board of directors. In the judgment of the Board, these provisions are necessary to adequately address the needs of the Combined Company. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on these Proposals, DHAC and VSee and iDoc intend that the Amended Charter in the form attached to this proxy statement/prospectus/consent solicitation as Annex B-1 will take effect at the Closing of the Business Combination, assuming approval of the Charter Amendment Proposals (Proposals 2A-2H).

Summary of the Governance Proposals

DHAC stockholders will be asked to approve, on a non-binding advisory basis, the following material changes between the Amended Charter and the Current Charter, which are being presented in accordance with the requirements of the SEC as eight separate sub-proposals:

●	Proposal No. 4A: Change in Authorized Shares — See “Proposal No. 2 — The Charter Amendment Proposals — Proposal No. 2A: Change in Authorized Shares” for a description of and reasons for the amendment to authorize the issuance of 110,000,000 total shares, consisting of 100,000,000 shares of common stock, and (b) 10,000,000 shares of preferred stock.
●	Proposal No. 4B: Classified Board — See “Proposal No. 2 — The Charter Amendment Proposals — Proposal No. 2B: Classified Board” for a description of and reasons for the amendment to divide the Combined Company’s board of directors into three classes, designated as Class I, Class II, and Class III, with only one class of directors being elected each year and each class (except for those directors appointed prior to the first annual meeting of shareholders) serving a three-year term.
●	Proposal No. 4C: Removal of Directors — See “Proposal No. 2 — The Charter Amendment Proposals — Proposal No. 2C: Removal of Directors” for a description of and reasons for the amendment to provide for the removal of directors with cause only by stockholders voting at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Combined Company entitled to vote at an election of directors; and
●	Proposal No. 4D: Required Stockholder Vote to Amend Certain Sections of the Amended Charter — See “Proposal No. 2 — The Charter Amendment Proposals — Proposal No. 2D: Required Stockholder Vote to Amend Certain Sections of the Amended Charter” for a description of and reasons for the amendment to require an affirmative vote of holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Combined Company entitled to vote generally in an election of directors to amend, alter, repeal or rescind, in whole or in part, certain provisions of the Amended Charter.
●	Proposal No. 4E: Required Stockholder Vote to Amend the Amended and Restated Bylaws — See “Proposal No. 2 — The Charter Amendment Proposals — Proposal No. 2E: Required Stockholder Vote to Amend the Amended and Restated Bylaws” for a description of and reasons for the amendment to require an affirmative vote of holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Combined Company entitled to vote generally in an election of directors to adopt, amend, alter, repeal or rescind the Combined Company’s bylaws.
●	Proposal No. 4F: Removing the Waiver of the Corporate Opportunity Doctrine — See “Proposal No. 2 — The Charter Amendment Proposals — Proposal No. 2F: Removing the Waiver of the Corporate Opportunity Doctrine” for a description of and reasons for the amendment to provide that the waiver of the corporate opportunity doctrine with respect to the Combined Company be removed.
●	Proposal No. 4G: Changing the name of DHAC to “VSee Health, Inc.” — See “Proposal No. 2 — The Charter Amendment Proposals — Proposal No. 2G: Changing the name of DHAC to ‘VSee Health, Inc.’” for a description of and reasons for the amendment to change the Combined Company’s name to VSee Health, Inc.

●	Proposal No. 4H: Eliminating special purpose acquisition company provisions and changing the corporate purpose — See “Proposal No. 2 — The Charter Amendment Proposals — Proposal No. 2H: Eliminating special purpose acquisition company provisions and changing the corporate purpose.” for a description of and reasons for the amendment to eliminate various provisions applicable only to blank check companies, including business combination requirements, and to change the corporate purpose.

Vote Required for Approval

Approval of each of the Governance Proposals, each of which is a non-binding advisory vote, requires the affirmative vote of a majority of the issued and outstanding shares of common stock present in person by teleconference or represented by proxy and entitled to vote at the Meeting vote “FOR” each of the Governance Proposals. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Governance Proposals.

The Business Combination is not conditioned upon the approval of the Governance Proposals.

As discussed above, a vote to approve each of the Governance Proposals is an advisory vote, and therefore, is not binding on DHAC, VSee, iDoc, or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, DHAC, VSee and iDoc intend that the Amended Charter, in the form attached to this proxy statement/prospectus/consent solicitation as Annex B-1 and containing the provisions noted above, will take effect at the Closing of the Business Combination, assuming approval of the Charter Amendment Proposals (Proposals 2A-2H).

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF EACH OF THE GOVERNANCE PROPOSALS.

PROPOSAL 5 — THE DIRECTORS PROPOSAL

Election of Directors

Pursuant to the Business Combination Agreement, DHAC has agreed to take all necessary action, including causing the directors of DHAC to resign, other than Kevin Lowdermilk, so that effective at the Closing, the entire Board will consist of five individuals, a majority of whom will be independent directors in accordance with the requirements of Nasdaq.

At the Meeting, it is proposed that five (5) directors will be elected to be the directors of the Combined Company upon consummation of the Business Combination. The Combined Company’s board of directors will be reclassified following the Closing. The term of office of the Class I directors will expire at the first annual meeting of stockholders following the initial reclassification of the board of directors and Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following such initial reclassification, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following such initial reclassification, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Subject to any limitations imposed by applicable law and subject to the special rights of the holders of any series of preferred stock to elect directors, any vacancy occurring in the Combined Company for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, will, unless (a) the Combined Company’s board of directors determines by resolution that any such vacancies or newly created directorships will be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders.

It is proposed that the Combined Company’s board of directors consist of the following directors:

●	Class I directors: Milton Chen and Imoigele Aisiku;
●	Class II directors: Kevin Lowdermilk and Colin O’Sullivan;
●	Class III directors: Scott Metzger.

Information regarding each nominee is set forth in the section titled “Directors and Executive Officers of the Combined Company after the Business Combination.”

Under Delaware law and our Bylaws, the election of directors requires a plurality vote of the common stock present in person (which would include presence at a virtual meeting) or represented by proxy and entitled to vote at the Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the meeting.

Following consummation of the Business Combination, the election of directors of the Combined Company will be governed by the Amended Charter and bylaws and the laws of the State of Delaware.

Required Vote With Respect to the Directors Proposal

Election of each director will require a plurality of the shares of the common stock present by virtual attendance or represented by proxy and entitled to vote at the Meeting. The holders of shares of Common Stock shall not have cumulative voting rights with regard to election of directors. An abstention and broker non-votes will have no effect on the vote for Proposal 5.

If the Business Combination Proposal is not approved, the Directors Proposal will not be presented at the Stockholders Meeting. The Directors Proposal will only become effective if the Business Combination is completed. Election of each of the director nominees is a condition to Closing under the Business Combination Agreement. If each of the directors is not elected, DHAC is not required to close the Business Combination.

Recommendation of the Board with Respect to the Directors Proposal

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” EACH OF THE NOMINEES SET FORTH IN THE DIRECTORS PROPOSAL.

PROPOSAL 6 — THE STOCK PLAN PROPOSAL

We are asking our stockholders to approve the VSee Health Inc. 2022 Equity Incentive Plan (the “Incentive Plan”) and the material terms thereunder.

The Incentive Plan is described in more detail below. A copy of the Incentive Plan is included in this proxy statement/prospectus/consent solicitation as Annex D.

The Incentive Plan

The purpose of the Incentive Plan is to encourage the profitability and growth of the Company through equity incentives that are consistent with the Company’s objectives, give participants an incentive for excellence in individual performance, promote teamwork among participants, and give the Combined Company a significant advantage in attracting and retaining key employees, non-employee directors and consultants.

If approved by our stockholders, and assuming that the Business Combination Proposal is approved, the Incentive Plan will become effective and will be administered by our board of directors, the compensation committee of our board of directors, or by a committee that the compensation committee of our board of directors designates for this purpose (collectively referred to below as the plan administrator), which will have the authority to make awards under the Incentive Plan.

After careful consideration, the DHAC Board believes that approving the Incentive Plan is in the best interests of the Combined Company. The Incentive Plan promotes ownership in the Combined Company by its employees, non-employee directors and consultants, and aligns incentives between these service providers and stockholders by permitting these service providers to receive compensation in the form of awards denominated in, or based on the value of, our common stock. Therefore, the DHAC Board recommends that our stockholders approve the Incentive Plan.

Summary of the Incentive Plan

This section summarizes certain principal features of the Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Incentive Plan to be included as Annex D to this Proxy Statement.

Types of Awards

To accomplish its purpose, the Incentive Plan permits the granting of awards in the form of Incentive Stock Options within the meaning of Section 422 of the Code, which include (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Restricted Stock and (d) Restricted Share Units, or (e) Performance Share Units, and other forms of equity as they may be added in the future.

Shares Subject to the Incentive Plan

A total of shares of common stock of the Combined Company will be reserved and available for issuance under the Incentive Plan. The maximum number of shares that may be issued pursuant to options intended to be Incentive Stock Options is 4,968,702 shares.

If an award granted under the Incentive Plan is forfeited, canceled, settled, or otherwise terminated the shares underlying that award will again become available for issuance under the Incentive Plan. However, none of the following shares will be available for issuance under the Incentive Plan: (i) shares delivered to or withheld to pay withholding taxes or any applicable exercise price, or (ii) shares subject to any exercised stock-settled SAR or options. In addition, any shares tendered to exercise outstanding options or other awards or repurchased on the open market using exercise price proceeds will not be available for issuance under the Incentive Plan. Any substitute awards shall not reduce the shares authorized for grant under the Incentive Plan. Shares underlying awards that are subject to the achievement of performance goals will be counted against the share reserve based on the target value of the awards unless and until the awards become vested and settled in shares of common stock. In addition, awards that may be settled only in cash will not count against the share reserve.

Administration of the Incentive Plan

The Incentive Plan will be administered by the plan administrator, which is the compensation committee of the Company’s Board or, in the Board’s sole discretion, by the Board. The Board or the compensation committee of the Board may delegate some or all of their plan administration authority to a subcommittee designated for such purposes. The plan administrator has the power to determine, among other items, the terms of the awards granted under the Incentive Plan, including the exercise price, the number of shares subject to each award (and the class of shares), and the exercisability and vesting terms of the awards. The plan administrator also has the power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the Incentive Plan. All decisions made by the administrator pursuant to the provisions of the Incentive Plan will be final, conclusive and binding. The Company’s Chief Executive Officer and Chief Financial Officer are authorized to grant awards for such number of shares as the compensation committee may specify in its authorizing resolution to persons who are not “insiders” within the meaning of Section 16 of the Exchange Act without prior approval of the plan administrator.

Participation

Participation in the Incentive Plan will be open to employees, non-employee directors, and consultants, who have been selected as an eligible recipients under the Incentive Plan by the plan administrator. Awards of Incentive Stock Options, however, will be limited only to employees of the Combined Company.

Types of Awards

The types of awards that may be made under the Incentive Plan are described below. All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the plan administrator, subject to the Incentive Plan.

Stock Options

The plan administrator may grant to a participant options to purchase our common stock that qualify as Incentive Stock Options for purposes of Section 422 of the Internal Revenue Code (“Incentive Stock Options”), options that do not qualify as Incentive Stock Options (“non-qualified stock options”) or a combination thereof. The terms and conditions of stock option grants, including the quantity, exercise price, vesting periods, and other conditions on exercise will be determined by the plan administrator. The exercise price for stock options will be determined by the plan administrator in its discretion, but such exercise price per share may not be less than 100% of the fair market value of one share of the Combined Company’s common stock on the date when the stock option is granted. Additionally, in the case of Incentive Stock Options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise price may not be less than 110% of the fair market value of one share of the Combined Company’s common stock on the date the stock option is granted. Stock options must be exercised within a period fixed by the plan administrator that may not exceed ten years from the date of grant, except that in the case of Incentive Stock Options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise period may not exceed five years from the date of grant. At the plan administrator’s discretion, payment for shares of common stock on the exercise of stock options may be made in cash, shares of our common stock held by the participant or in any other form of consideration acceptable to the 2022 Plan administrator (including one or more forms of “cashless” or “net” exercise).

Restricted Stock and Restricted Share Units/ Performance Share Units

The plan administrator may award to a participant shares of common stock subject to specified restrictions (“Restricted Stock”). Shares of Restricted Stock are subject to forfeiture if the participant does not meet certain conditions such as continued employment over a specified forfeiture period and/or the attainment of specified performance targets over the forfeiture period. The plan administrator also may award to a participant units representing the right to receive shares of common stock in the future subject to the achievement of one or more goals relating to the completion of service by the participant and/or the achievement of performance or other objectives (“Restricted Share Units” or “Performance Share Units”). The terms and conditions of Restricted Stocks and Restricted Share Units and Performance Share Units awards are determined by the plan administrator.

Other Equity-Based Awards

The plan administrator may grant other forms of equity awards, other than stock options, Restricted Stocks, Restricted Share Units, and Performance Share Units. The terms and conditions of each other forms of equity awards, if any, will be determined by the plan administrator. Payment under any other stock-based awards may be made in common stock or cash, as determined by the plan administrator.

Performance Goals

If the plan administrator determines that an award under the Incentive Plan will be earned subject to the achievement of performance goals, the plan administrator will select the performance criteria upon which the earning or vesting of such award is to be based.

Equitable Adjustments

In the event of changes in the Company’s outstanding common stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the grant date of any award, awards granted under the Incentive Plan, the option exercise prices and the maximum number of shares of common stock subject to all awards will be equitably adjusted or substituted, as to the number, price or kind of a share of common stock or other consideration subject to such awards to the extent necessary to preserve the economic intent of such awards. In the case of adjustments, unless the plan administrator specifically determines that such adjustment is in the best interests of the Company, the plan administrator shall, in the case of Incentive Stock Options, ensure that any adjustments pursuant to the Incentive Plan will not constitute a modification, extension or renewal of the Incentive Stock Options within the meaning of Section 424(h)(3) of the Code and in the case of Non-qualified Stock Options, ensure that any adjustments will not constitute a modification of such Non-qualified Stock Options within the meaning of Section 409A of the Code. Any adjustments made under the Incentive Plan shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act.

Change in Control

In the event that a Change in Control (as defined in the Incentive Plan) occurs, then upon the consummation of such Change in Control, the plan administrator, in its sole and absolute discretion, may with respect to awards then outstanding: (i) provide that awards, whether or not then vested, shall be continued, be assumed, or have new rights substituted therefor, as determined by the plan administrator in a manner consistent with the requirements of Section 409A of the Code, and restrictions to which awards granted prior to the Change in Control are subject shall not lapse upon a Change in Control and the awards shall, where appropriate in the sole discretion of the plan administrator, receive the same distribution as other shares of the Company’s common stock on such terms as determined by the plan administrator; provided that the plan administrator may decide to grant additional awards in lieu of any cash distribution; (ii) provide that any unvested or unexercisable portion of any award carrying a right to exercise become fully vested and exercisable; (iii) cause the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award to lapse and any such award shall be deemed fully vested and any performance conditions imposed with respect to such award shall be deemed to be fully achieved at target performance levels; and/or (iv) provide for the purchase of any award by the Company for an amount of cash equal to the excess (if any) of the highest price per share of the Company’s common stock paid in such Change in Control, over the exercise price of such award, provided, however, that if the exercise price exceeds such highest price per share, such award may be cancelled for no consideration. If the plan administrator determines in its discretion pursuant to the Incentive Plan to accelerate the vesting of stock options in connection with a Change in Control, the plan administrator shall also have discretion in connection with such action to provide that all stock options outstanding immediately prior to such Change in Control shall expire on the effective date of such Change in Control.

Amendment and Termination

The plan administrator may alter, amend, or terminate the Incentive Plan at any time, but no amendment, alteration, or termination shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy any legal or listing requirement. The Company’s Board may, in its sole discretion, submit any other amendment to the Incentive Plan for stockholder approval. Rights under any award granted before amendment of the Incentive Plan shall not be impaired by any amendment of the Incentive Plan unless the participant consents in writing. The plan administrator at any time, and from time to time, may amend the terms of any one or more awards; provided, however, that the plan administrator may not effect any amendment that would impair a participant’s rights under any award unless the participant consents in writing.

Material U.S. Federal Income Tax Consequences

The following discussion of certain relevant United States federal income tax effects applicable to certain awards granted under the Incentive Plan is only a summary of certain of the United States federal income tax consequences applicable to United States residents under the Incentive Plan, and reference is made to the Code for a complete statement of all relevant federal tax provisions.

No consideration has been given to the effects of foreign, state, local and other laws (tax or other) on the Incentive Plan or on a participant, which laws will vary depending upon the particular jurisdiction or jurisdictions involved. In particular, participants who are stationed outside the United States may be subject to foreign taxes as a result of the Incentive Plan.

Nonqualified Stock Options

An optionee subject to United States federal income tax will generally not recognize taxable income for United States federal income tax purposes upon the grant of a nonqualified stock option. Rather, at the time of exercise of the nonqualified stock option, the optionee will recognize ordinary income, subject to wage and employment tax withholding, and the Combined Company will be entitled to a deduction, in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price. If the shares acquired upon the exercise of a nonqualified stock option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee), depending upon the length of time such shares were held by the optionee.

Incentive Stock Options

An optionee subject to United States federal income tax will generally not recognize taxable income for United States federal income tax purposes upon the grant of an incentive stock option (within the meaning of Section 422 of the Code) and the Combined Company will not be entitled to a deduction at that time. If the incentive stock option is exercised during employment or within 90 days following the termination thereof (or within one year following termination, in the case of a termination of employment due to death or disability, as such terms are defined in the Incentive Plan), the optionee will not recognize any income and the Combined Company will not be entitled to a deduction. The excess of the fair market value of the shares on the exercise date over the exercise price, however, is includible in computing the optionee’s alternative minimum taxable income.

Generally, if an optionee disposes of shares acquired by exercising an incentive stock option either within two years after the date of grant or one year after the date of exercise, the optionee will recognize ordinary income, and the Combined Company will be entitled to a deduction, in an amount equal to the excess of the fair market value of the shares on the date of exercise (or the sale price, if lower) over the exercise price. The balance of any gain or loss will generally be treated as a capital gain or loss to the optionee. If the shares are disposed of after the two-year and one-year periods described above, the Combined Company will not be entitled to any deduction, and the entire gain or loss for the optionee will be treated as a capital gain or loss.

Restricted Stock

A participant subject to United States federal income tax generally will not be taxed upon the grant of a restricted stock award, but rather will recognize ordinary income for United States federal income tax purposes in an amount equal to the fair market value of the shares at the time the restricted stock is no longer subject to a substantial risk of forfeiture (within the meaning of the Code), subject to wage and employment tax withholding. The Combined Company generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal his or her fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their fair market value on such grant date, subject to wage and employment tax withholding, notwithstanding the fact that such shares are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the restricted shares equal to their fair market value on the date of grant of their award, and the participant’s holding period for capital gains purposes will begin at that time. The Combined Company generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

Restricted Share Units / Performance Share Units

A participant subject to United States federal income tax who is granted a restricted share unit will not recognize ordinary income for United States federal income tax purposes upon the receipt of the restricted share unit, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the award is settled in shares, subject to wage and employment tax withholding, and the Combined Company generally will have a corresponding deduction at that time.

Other Forms of Equity Awards

In the case of other stock-based and other equity-based awards, depending on the form of the award, a participant subject to United States federal income tax will not be taxed upon the grant of such an award, but, rather, will recognize ordinary income for United States federal income tax purposes when such an award vests or otherwise is free of restrictions, subject to wage and employment tax withholding. In any event, the Combined Company generally will be entitled to a deduction at the time when, and in the amount that, a participant recognizes ordinary income.

Deduction Limitation under Code Section 162(m)

The Combined Company’s United States federal income tax deduction for compensation recognized by certain current and former “named executive officers” is limited under Section 162(m) of the Code to $1 million per individual in any fiscal year. This limitation on tax deductibility applies to compensation recognized with respect to awards under the Incentive Plan, even if such awards are considered to be performance-based.

New Plan Benefits

As of the date hereof, no awards have been granted under the Incentive Plan. At the closing of the Business Combination, the Combined Company intends to grant 1,342,058 stock options to plan participants.

Future grants under the Incentive Plan will be made at the discretion of the plan administrator and are not yet determinable.

Equity Compensation Plan Information

DHAC did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2021.

Required Vote

This Stock Plan Proposal will be approved and adopted only if the affirmative vote of a majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Stock Plan Proposal. Abstentions will have the effect of a vote “AGAINST” Proposal 6. Broker non-votes will have no effect on the vote for Proposal 6.

This Stock Plan Proposal is conditioned upon the approval and completion of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Merger Proposal. If any of the Business Combination Proposal, the Charter Amendment Proposal or the Nasdaq Merger Proposal are not approved, unless the condition is waived, this Proposal will have no effect even if approved by our stockholders.

Board Recommendation

OUR BOARD RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE STOCK PLAN UNDER PROPOSAL 6.

PROPOSAL 7 — THE NASDAQ MERGER PROPOSAL

Overview

We are proposing the Nasdaq Merger Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b), and (d). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control.

Pursuant to the Business Combination Agreement, based on VSee and iDoc’s current capitalization, we anticipate that we will issue to the VSee and iDoc stockholders as consideration in the Business Combination, 10,107,942 shares of Common Stock. See the section entitled “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Merger Consideration.” Because the number of shares of common stock we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of our outstanding common stock and more than 20% of outstanding voting power prior to such issuance and (2) will result in a change of control of DHAC, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).

Effect of Proposal on Current Stockholders

If the Nasdaq Merger Proposal is adopted, DHAC would issue shares representing more than 20% of the outstanding shares of our common stock in connection with the Business Combination. The issuance of such shares would result in significant dilution to the DHAC stockholders and would afford such stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of DHAC. If the Nasdaq Merger Proposal is adopted, assuming that shares of common stock are issued to the VSee and iDoc stockholders as consideration in the Business Combination, we anticipate that the VSee and iDoc stockholders will hold an aggregate of 35.1% of our outstanding shares of common stock, the current DHAC public stockholders will hold 50.1% of our outstanding common stock, the PIPE Investors will hold PIPE Notes and PIPE Warrants that can be converted to 3.5% of our outstanding common stock and the Sponsor, officers, directors and other holders of founder shares of DHAC will hold 14.9% of our outstanding common stock immediately following completion of the Business Combination. This percentage assumes that no shares of our common stock are redeemed in connection with the Business Combination, does not take into account any warrants, convertible preferred stock or options to purchase our common stock that will be outstanding following the Business Combination or any equity awards that may be issued under our proposed Incentive Plan following the Business Combination.

If the Nasdaq Merger Proposal is not approved and we consummate the Business Combination on its current terms, DHAC would be in violation of Nasdaq Listing Rule 5635(a) and (b) which could result in the delisting of our securities from the Nasdaq Capital Market. If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity with respect to our securities;
●	determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;
●	a limited amount of news and analyst coverage for the post-transaction company;
●	a limited amount of news and analyst coverage for the post-transaction company; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

It is a condition to the obligations of DHAC, on the one hand, and VSee and iDoc, on the other hand, to close the Business Combination that our common stock remain listed on the Nasdaq Capital Market. As a result, if the Nasdaq Merger Proposal is not adopted, the Business Combination may not be completed unless this condition is waived.

Vote Required for Approval

Assuming that a quorum is present at the Meeting, the affirmative vote of a majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Nasdaq Merger Proposal. Abstentions will have the effect of a vote “AGAINST” Proposal 7. Broker non-votes will have no effect on the vote for Proposal 7.

This Proposal is conditioned on the approval of the Business Combination Proposal. If the Business Combination Proposal is not approved, unless the condition is waived, Proposal 7 will have no effect even if approved by our stockholders. Because stockholder approval of this Proposal 7 is a condition to completion of the Business Combination under the Business Combination Agreement, if this Proposal 7 is not approved by our stockholders, the Business Combination will not occur.

Board Recommendation

OUR BOARD RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE NASDAQ MERGER PROPOSAL UNDER PROPOSAL 7.

PROPOSAL 8 — THE NASDAQ PIPE PROPOSAL

Overview

We are proposing the Nasdaq PIPE Proposal in order to comply with Nasdaq Listing Rules 5635(d). Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five (5) trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

In connection with the Business Combination, there will be a PIPE Financing whereby DHAC will issue PIPE Shares and PIPE Warrants to the PIPE Investors and, if applicable, Sponsor which will result in aggregate proceeds of at least $10 million. The PIPE Financing will result in the issuance of 1,171,300 shares of Common Stock underlying the PIPE Shares (if converted) and 530,000 shares of Common Stock in connection with the PIPE Warrants (if exercised by the holders). The number of shares of Common Stock into which the PIPE Shares are convertible is equal to the Conversion Amount (as defined in the Series A Preferred Certificate of Designation) divided by the initial conversion price of $10.00 and the PIPE Warrants are initially exercisable for 530,000 shares of Common Stock, with an exercise price equal to $12.50, subject to adjustment.

“Conversion Amount” means the sum of (A) the stated value, (B) all declared and unpaid dividends, and (C) a make-whole amount equal to the additional dividends that would accrue in respect of the PIPE Shares assuming such shares remained outstanding for 18 months from the date of issuance, if any.

The conversion price of the PIPE Shares is subject to reset under the following circumstances: (i) the PIPE Investors may convert all or any part of the PIPE Shares at any time at the Alternate Conversion Price and (ii) at any time during a twenty (20) trading day period after an event of default is cured (following occurrence thereof), the PIPE Investors may convert all or any part of the PIPE Shares at the Alternate Conversion Price. “Alternate Conversion Price” means the lowest of (i) the applicable conversion price as in effect on the applicable conversion date of the applicable Alternate Conversion, and (ii) the greater of (x) $5.00 (or $2.00 upon the occurrence of an event of default under the PIPE Shares as described therein) and (y) 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the three (3) trading days with the lowest VWAP of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by (II) three (3), as appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

The exercise price of the PIPE Warrants will be subject to (i) customary anti-dilution adjustments; and (ii) in the case of a subsequent equity sale at a per share price below the exercise price, the exercise price of the PIPE Warrants will be reduced. The exercise price of the PIPE Warrants is also subject to a reset on the date of maturity of the date on which no PIPE Shares remain outstanding at a price equal to the lesser of (x) the exercise price in effect on such date and (y) the greater of (i) 125% of the quotient of (x) the sum of the VWAP of the Common Stock on each trading day during the ten (10) trading day period ending, and including, the trading day immediately prior to such adjustment date, divided by (y) ten (10) and (ii) $5.00 (or $2.00 upon the occurrence of an event of default under the PIPE Shares as described therein), in each case, as adjusted for stock splits, stock dividends, stock combination, recapitalizations and similar events during such period.

In the event of a rights offering or dividend, the warrant holder will be treated as though the shares underlying the warrant he/she holds were outstanding. These warrants can be exercised on a cashless basis. The obligations to close the PIPE Financing are conditioned upon, among other things, the consummation of the transactions contemplated by the Business Combination Agreement. If DHAC opts to engage in an Additional Offering of at least $10 million and as a result, is required to offer 100% of the Additional Offering Securities to the PIPE Investors, DHAC will be required to obtain stockholder approval of such issuance of the Additional Offering Securities.

Because the shares of common stock to be issued or issuable, as applicable, in connection with the PIPE Financing (1) was at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five (5) trading days immediately preceding the signing of the binding agreement, and (2) will constitute more than 20% of DHAC’s outstanding common stock and more than 20% of outstanding voting power prior to such issuance, DHAC is required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rule 5635(d).

Effect of Proposal on Current Stockholders

If the Nasdaq PIPE Proposal is adopted, DHAC would issue securities convertible into more than 20% of the outstanding shares of our common stock in connection with the PIPE Financing. The issuance of such shares would result in significant dilution to the DHAC stockholders and would afford such stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of DHAC. If the Nasdaq PIPE Proposal is adopted, up to a total of 1,171,300 shares of Common Stock will be issuable upon conversion of up to the PIPE Shares at the initial conversion price of $10.00 per share and up to a total of 530,000 shares of Common Stock will be issuable upon exercise of associated PIPE Warrants at the initial exercise price of $12.50, which will result in aggregate proceeds of at least $10 million. Immediately following the completion of the Business Combination and the PIPE Financing, we anticipate that:

●	DHAC’s Public Stockholders are expected to beneficially own 694,123 shares of Combined Company common stock, or approximately 4.4% of the outstanding Combined Company common stock;
●	the Bridge Investor is expected to beneficially own 30,000 shares of Combined Company common stock, or approximately 0.2% of the outstanding Combined Company common stock;
●	the PIPE Investors are expected to beneficially own 1,171,300 shares of Combined Company common stock underlying the PIPE Shares (on an as-converted basis), or approximately 7.4% of the outstanding Combined Company common stock;
●	A.G.P, which has agreed to convert a deferred underwriting fee of $4,370,000 payable in connection with DHAC’s IPO into 4,370 shares of DHAC’s Series B Preferred Stock at a per share price of $1,000 upon the closing of the Business Combination, is expected to beneficially own 437,000 shares of Combined Company common stock underlying the Series B Shares (on an as-converted basis), or approximately 2.8% of the outstanding Combined Company common stock;
●	the Initial Stockholders are expected to hold 3,432,000 shares of Combined Company common stock, or approximately 21.6% of the outstanding Combined Company common stock;
●	the continuing VSee stockholders are expected to hold 5,157,942 shares of Combined Company common stock, or approximately 32.5% of the outstanding Combined Company common stock; and
●	the continuing iDoc stockholders are expected to hold 4,950,000 shares of Combined Company common stock, or approximately 31.2% of the outstanding Combined Company common stock.

These percentages assume that no shares of our common stock are redeemed in connection with the Business Combination and that the PIPE Investors purchase all of the Additional PIPE Financing, and do not take into account any warrants or options to purchase our common stock that will be outstanding following the Business Combination or any equity awards that may be issued under our proposed Incentive Plan following the Business Combination. If Sponsor purchases all of the Additional PIPE Financing, Sponsor’s ownership interest will increase by 1.5% assuming no exercise of the PIPE Warrants.

If the Nasdaq PIPE Proposal is not approved, we would be unable to honor our contractual commitment to issue shares further to the PIPE Shares and PIPE Warrants at any possible reset conversion or exercise price which would cause us to be in breach of contract until and unless we obtain stockholder approval. As such, failure to receive stockholder approval of this proposal will require us to incur the costs of holding one or more additional stockholder meetings until we receive such approval.

In addition, if the Nasdaq PIPE Proposal is not approved and we consummate the Business Combination on its current terms, DHAC would be in violation of Nasdaq Listing Rule 5635(d) which could result in the delisting of our securities from the Nasdaq Capital Market. If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity with respect to our securities;
●	determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage for the post-transaction company;
●	a decreased ability to issue additional securities or obtain additional financing in the future; and
●	preventing PIPE Warrants holders from exercising the warrants on a cash basis to the extent the exercise price of the warrants exceeds the then applicable market price of our common stock.

It is a condition to the obligations of DHAC and VSee and iDoc to close the Business Combination that our common stock remain listed on the Nasdaq Capital Market. As a result, if the Nasdaq PIPE Proposal is not adopted, the Business Combination may not be completed unless this condition is waived.

Vote Required for Approval

Assuming that a quorum is present at the Meeting, the affirmative vote of a majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Nasdaq PIPE Proposal. Abstentions will have the effect of a vote “AGAINST” Proposal 8. Broker non-votes will have no effect on the vote for Proposal 8.

This Proposal is conditioned on the approval of the Business Combination Proposal. If the Business Combination Proposal is not approved, unless the condition is waived, Proposal 8 will have no effect even if approved by our stockholders. Because stockholder approval of this Proposal 8 is a condition to completion of the Business Combination under the Business Combination Agreement, if this Proposal 8 is not approved by our stockholders, the Business Combination will not occur unless we and VSee or iDoc waive the applicable closing condition.

Board Recommendation

OUR BOARD RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE NASDAQ PIPE PROPOSAL UNDER PROPOSAL 8.

PROPOSAL 9 — THE NASDAQ ELOC PROPOSAL

Overview

On the closing of the Business Combination, the Company intends to enter into a $100,000,000 Equity Line of Credit arrangement (“ELOC”) with the primary PIPE Investor. The ELOC has a 24-month term, terminable by Company at any time. The Purchase Price and the Purchase Limit vary depending if the Purchase Notice to the investor by the Company is a one day or three day notice. With respect to a one day Purchase Notice, the purchase price is 95% of the VWAP during the trade day following the Purchase Notice Date and the Purchase Limit is the lesser of (i) 25% of the average daily trading volume over the 5 days before the Purchase Notice Date, (ii) 10% of the daily trading volume on the Purchase Notice Date, or (iii) $5,000,000 — this Purchase Limit (iii) will reset up or down on a quarterly basis to 250% of the average value traded over that period; with a lower limit $1,000,000 and upper limit of $5,000,000. With respect to a three day Purchase Notice, the purchase price is 95% of the average daily VWAP during the 3 trade days following the Purchase Notice Date and the Purchase Limit is the lesser of (i) 100% of the average daily trading volume over the 5 days before the Purchase Notice Date, (ii) 25% of the daily trading volume on the Purchase Notice Date, or (iii) $15,000,000 — this Purchase Limit (iii) will reset up or down on a quarterly basis to 500% of the average value traded over that period; with a lower limit $5,000,000 and upper limit of $15,000,000.

The ELOC will terminates when the investor has purchased an aggregate of $100,000,000 of our common stock or two years from the date the ELOC is entered into, whichever occurs first.

Under the terms of the ELOC, the investor may not own more than 4.99% of our issued and outstanding stock at any one time.

The net proceeds under the ELOC to us will depend on the frequency and prices at which we sell shares of our Common Stock to the investor. We expect that any proceeds received by us from such sales to the investor will be used for working capital and general corporate purposes.

Why We Need Stockholder Approval

Nasdaq Listing Rule 5635(d) requires shareholder approval for certain transactions, other than public offerings, involving the issuance of 20% or more of the total pre-transaction shares outstanding at less than the applicable Minimum Price (as defined in Listing Rule 5635(d)(1)(A)).

Pursuant to the terms of the ELOC, the aggregate number of shares that we are permitted to sell to the investor may in no case exceed 19.99% of the Common Stock outstanding on the date of execution of the ELOC (the “Exchange Cap”), unless (i) stockholder approval is obtained to issue more, in which case the Exchange Cap will not apply.

If stockholders approve the Proposal, current stockholders may experience significant dilution of their current equity ownership in the Company. In order to retain maximum flexibility to issue and sell up to the maximum of $100,000,000 of our Common Stock under the ELOC, we are therefore seeking stockholder approval for the sale and issuance of Common Stock in connection with the ELOC to satisfy the requirements of Nasdaq Listing Rule 5635(d).

Possible Effects of Disapproval of this Proposal

Our Board is not seeking the approval of our stockholders to authorize our entry into the ELOC. Unless the Company obtains the approval of its stockholders as required by Nasdaq, the Company will be prohibited from issuing shares of Common Stock upon conversion and exercise of such, if the issuance of such shares of Common Stock would exceed 19.99% of the Company’s outstanding shares of Common Stock or otherwise exceed the aggregate number of shares of Common Stock which the Company may issue without breaching our obligations under the rules and regulations of Nasdaq.

If this Proposal No. 9 is not approved by our stockholders, we will not be able to issue and sell the maximum number of shares available pursuant to the ELOC. Our ability to successfully implement our business plans and ultimately generate value for our stockholders is dependent on our ability to maximize capital raising opportunities. If we were unsuccessful in raising additional capital, we may be required to curtail our plans to expand our operations and instead may be required to reduce operating expenses, dispose of assets, as well as seek extended terms on our obligations, the effect of which could adversely impact future operating results.

Vote Required for Approval

Assuming that a quorum is present at the Meeting, the affirmative vote of a majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Nasdaq ELOC Proposal. Abstentions will have the effect of a vote “AGAINST” Proposal 9. Broker non-votes will have no effect on the vote for Proposal 9.

This Proposal is conditioned on the approval of the Business Combination Proposal. If the Business Combination Proposal is not approved, unless the condition is waived, Proposal 9 will have no effect even if approved by our stockholders.

Board Recommendation

OUR BOARD RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE NASDAQ ELOC PROPOSAL UNDER PROPOSAL 9.

PROPOSAL 10 — THE NASDAQ SERIES B PROPOSAL

Overview

We are proposing the Nasdaq Series B Proposal in order to comply with Nasdaq Listing Rules 5635(d). Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five (5) trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

In connection with the Business Combination, there will be a Series B Financing whereby DHAC will issue Series B Shares to A.G.P. in consideration of the conversion by A.G.P. of its $4,370,000 deferred underwriting commissions related to the IPO. The Series B Financing will result in the issuance of 437,000 shares of Common Stock underlying the Series B Shares (if converted). The number of shares of Common Stock into which the Series B Shares are convertible is equal to $4,370,000 (subject to adjustment as provided in the Series B Preferred Certificate of Designation) divided by the initial conversion price of $10.00, subject to adjustment.

The conversion price of the Series B Shares is subject to reset under the following circumstance: A.G.P. may convert all or any part of the Series B Shares at the Alternate Conversion Price at any time on or after the earlier of (i) 12 months from the date of issuance of the Series B Shares and (ii) the date on which no shares of Series A Preferred Stock remain outstanding. “Alternate Conversion Price” means the lowest of (i) the applicable conversion price as in effect on the applicable conversion date of the applicable Alternate Conversion, and (ii) the greater of (x) $5.00 (or $2.00 upon the occurrence of an event of default under the Series B Shares as described therein) and (y) 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the three (3) trading days with the lowest VWAP of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by (II) three (3), as appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

Because the shares of common stock to be issued or issuable, as applicable, in connection with the Series B Financing (1) was at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five (5) trading days immediately preceding the signing of the binding agreement, and (2) will constitute more than 20% of DHAC’s outstanding common stock and more than 20% of outstanding voting power prior to such issuance, DHAC is required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rule 5635(d).

Effect of Proposal on Current Stockholders

If the Nasdaq Series B Proposal is adopted, DHAC would issue securities convertible into more than 20% of the outstanding shares of our common stock in connection with the Series B Financing. The issuance of such shares would result in significant dilution to the DHAC stockholders and would afford such stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of DHAC. If the Nasdaq Series B Proposal is adopted, up to a total of 437,000 shares of Common Stock will be issuable upon conversion of up to the Series B Shares at the initial conversion price of $10.00 per share. The conversion price of the Series B Shares is subject to reset and adjustment under the circumstances described above. Pursuant to such reset provisions, a maximum of 2,185,000 shares of Common Stock are issuable upon conversion of the Series B Shares assuming a $2.00 floor price. Immediately following the completion of the Business Combination and the Series B Financing, we anticipate that:

●	DHAC’s Public Stockholders are expected to beneficially own 694,123 shares of Combined Company common stock, or approximately 4.4% of the outstanding Combined Company common stock;
●	the Bridge Investor is expected to beneficially own 30,000 shares of Combined Company common stock, or approximately 0.2% of the outstanding Combined Company common stock;
●	the PIPE Investors are expected to beneficially own 1,171,300 shares of Combined Company common stock underlying the PIPE Shares (on an as-converted basis), or approximately 7.7% of the outstanding Combined Company common stock;
●	A.G.P, which has agreed to convert a deferred underwriting fee of $4,370,000 payable in connection with DHAC’s IPO into 4,370 shares of DHAC’s Series B Preferred Stock at a per share price of $1,000 upon the closing of the Business

Combination, is expected to beneficially own 437,000 shares of Combined Company common stock underlying the Series B Shares (on an as-converted basis), or approximately 2.8% of the outstanding Combined Company common stock;
●	the Initial Stockholders are expected to hold 3,432,000 shares of Combined Company common stock, or approximately 21.6% of the outstanding Combined Company common stock;
●	the continuing VSee stockholders are expected to hold 5,157,942 shares of Combined Company common stock, or approximately 32.5% of the outstanding Combined Company common stock; and
●	the continuing iDoc stockholders are expected to hold 4,950,000 shares of Combined Company common stock, or approximately 31.2% of the outstanding Combined Company common stock.

These percentages assume that no shares of our common stock are redeemed in connection with the Business Combination and that the PIPE Investors purchase all of the Additional PIPE Financing, do not take into account any warrants or options to purchase our common stock that will be outstanding following the Business Combination or any equity awards that may be issued under our proposed Incentive Plan following the Business Combination. If Sponsor purchases all of the Additional PIPE Financing, Sponsor’s ownership interest will increase by 1.5% assuming no exercise of the PIPE Warrants.

If the Nasdaq Series B Proposal is not approved, we would be unable to honor our contractual commitment to issue shares further to the Series B Shares at any possible reset conversion or exercise price which would cause us to be in breach of contract until and unless we obtain stockholder approval. As such, failure to receive stockholder approval of this proposal will require us to incur the costs of holding one or more additional stockholder meetings until we receive such approval.

In addition, if the Nasdaq Series B Proposal is not approved and we consummate the Business Combination on its current terms, DHAC would be in violation of Nasdaq Listing Rule 5635(d) which could result in the delisting of our securities from the Nasdaq Capital Market. If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity with respect to our securities;
●	determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;
●	a limited amount of news and analyst coverage for the post-transaction company; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

It is a condition to the obligations of DHAC and VSee and iDoc to close the Business Combination that our common stock remain listed on the Nasdaq Capital Market. As a result, if the Nasdaq Series B Proposal is not adopted, the Business Combination may not be completed unless this condition is waived.

Vote Required for Approval

Assuming that a quorum is present at the Meeting, the affirmative vote of a majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Nasdaq Series B Proposal. Abstentions will have the effect of a vote “AGAINST” Proposal 10. Broker non-votes will have no effect on the vote for Proposal 10.

This Proposal is conditioned on the approval of the Business Combination Proposal. If the Business Combination Proposal is not approved, unless the condition is waived, Proposal 10 will have no effect even if approved by our stockholders. Because stockholder approval of this Proposal 10 is a condition to completion of the Business Combination under the Business Combination Agreement, if this Proposal 10 is not approved by our stockholders, the Business Combination will not occur unless we and VSee or iDoc waive the applicable closing condition.

Board Recommendation

OUR BOARD RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE NASDAQ SERIES B PROPOSAL UNDER PROPOSAL 10.

PROPOSAL 11 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Meeting to a later date to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the other Proposals.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our stockholders, the chairman will not adjourn the Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the Business Combination Proposal, the Charter Amendment Proposal, the Bylaws Proposal, the Governance Proposals, the Directors Proposal, the Stock Plan Proposal, the Nasdaq Merger Proposal, the Nasdaq PIPE Proposal, the Nasdaq ELOC Proposal or the Nasdaq Series B Proposal.

Required Vote

This Adjournment Proposal will be approved and adopted only if the affirmative vote of a majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement. Abstentions will have the effect of a vote “AGAINST” Proposal 11. Broker-non votes have no effect on the vote for Proposal 11.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF THE ADJOURNMENT PROPOSAL UNDER PROPOSAL 11.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax considerations of the Business Combination applicable to U.S. holders of shares of VSee and iDoc stock that exchange their shares of VSee and iDoc stock for shares of the Combined Entity common stock in the Business Combination and of the potential redemption by holders of DHAC public stock. The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of VSee, iDoc or DHAC stock.

This discussion does not address the tax consequences of U.S. federal taxes (other than U.S. federal income taxes) such as estate or gift taxes, the alternative minimum tax, the Additional Medicare Tax, the Net Investment Income Tax or other considerations arising under the tax laws of any state, local or non-U.S. jurisdiction.

This discussion assumes and is limited to U.S. Holders who hold their stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances. This discussion also does not address holders that are subject to special treatment under U.S. federal income tax laws, including, without limitation:

●	persons whose functional currency is not the U.S. dollar;
●	persons holding stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	persons who are not U.S. Holders;
●	banks, insurance companies, and other financial institutions;
●	mutual funds, real estate investment trusts or regulated investment companies;
●	brokers, dealers, or traders in securities;
●	partnerships, other entities or arrangements treated as partnerships for U.S. federal income tax purposes, and other pass-through entities (and investors therein);
●	tax-exempt organizations or governmental organizations;
●	persons who own (or are deemed to own 5% or more (by vote or value) of the outstanding shares of stock;
●	persons deemed to sell stock under the constructive sale provisions of the Code;
●	persons who hold or receive stock pursuant to the exercise of any employee stock options or otherwise as compensation;
●	persons who hold stock as “qualified small business stock” pursuant to Section 1202 of the Code;
●	persons holding stock who exercise dissenters’ rights; and
●	qualified retirement plans.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding VSee, iDoc or DHAC stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of VSee, iDoc or DHAC stock that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION AND THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF VSEE AND IDOC STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF VSEE AND IDOC STOCK.

Material U.S. Federal Income Tax Considerations of the Business Combination to Holders of VSee and iDoc Stock

The discussion under this heading, “— Material U.S. Federal Income Tax Considerations of the Business Combination to Holders of VSee and iDoc Stock,” constitutes the opinion of Manatt, Phelps & Phillips, LLP, insofar as it discusses the material U.S. federal income tax consequences applicable to U.S. Holders of VSee and iDoc Stock as a result of the Business Combination, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations in this section titled “Material U.S. Federal Income Tax Considerations” and in the opinion included as Exhibit 8.1 hereto, as well as representations by DHAC, VSee and iDoc.

Tax Consequences if the Mergers Qualify as Reorganizations Within the Meaning of Section 368(a) of the Code

Each of the Mergers is intended to qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). However, the completion of the Business Combination is not conditioned on the Mergers qualifying as reorganizations within the meaning of Section 368(a) of the Code or upon receipt of an opinion from counsel to that effect. Neither DHAC, VSee nor iDoc has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Mergers. A tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the IRS. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each holder of DHAC, VSee and iDoc stock is urged to consult its tax advisor with respect to the particular tax consequence of the Mergers to such holder. If a Merger fails to qualify for the Intended Tax Treatment, a holder holding VSee or iDoc stock, as applicable, generally would be subject to tax as described below under the section entitled “— Tax Consequences if a Merger Fails to Qualify as a Reorganization Within the Meaning of Section 368(a) of the Code.”

If the Mergers qualify for the Intended Tax Treatment, the U.S. federal income tax consequences of the Business Combination to U.S. holders of VSee and iDoc stock generally will be as follows:

●	A U.S. holder of VSee or iDoc stock, as applicable, will not recognize gain or loss in the exchange of VSee or iDoc stock for the Combined Entity common stock pursuant to the Business Combination;
●	The aggregate tax basis of the Combined Entity common stock received in the Business Combination will be the same as the aggregate tax basis of the VSee or iDoc stock exchanged for the Combined Entity common stock; and

●	The holding period of Combined Entity stock received in exchange for shares of VSee or iDoc stock will include the holding period of the VSee or iDoc stock exchanged for the Combined Entity common stock.

If a U.S. holder of VSee or iDoc stock, as applicable, acquired different blocks of VSee or iDoc stock at different times or at different prices, such holder’s basis and holding period in such holder’s shares of the Combined Entity common stock may be determined with reference to each block of VSee or iDoc stock, as applicable. Any such holder should consult their tax advisor regarding the manner in which the Combined Entity common stock received in exchange should be allocated among different blocks of VSee or iDoc stock, as applicable, and with respect to identifying the bases or holding periods of the particular shares of the Combined Entity common stock received in the Business Combination.

Tax Consequences if a Merger Fails to Qualify as a Reorganization Within the Meaning of Section 368(a) of the Code

If a Merger does not qualify for the Intended Tax Treatment, then, for U.S. federal income tax purposes, a U.S. holder of VSee or iDoc, as applicable, stock generally would be treated as selling its VSee or iDoc stock in exchange for the Combined Entity common stock in a taxable transaction.

In such event, a U.S. holder that receives the Combined Entity common stock generally would recognize capital gain or loss, determined separately for each identifiable block of VSee or iDoc stock surrendered in the Business Combination, in an amount equal to the difference, if any, between (i) the fair market value of the Combined Entity common stock which such U.S. holder received with respect to such block of VSee or iDoc stock and (ii) such U.S. holder’s adjusted tax basis in the block of VSee or iDoc stock surrendered. Such gain or loss generally would be long-term capital gain or loss provided the U.S. holder’s holding period in such block of VSee or iDoc stock exceeds one year at the time of the Business Combination. Long-term capital gain of certain non-corporate U.S. holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates. The deductibility of capital losses is subject to limitations. U.S. holders that realize a loss should consult their tax advisors regarding any limitations on the deductibility of such losses.

If a Merger is treated as a taxable sale of VSee or iDoc stock, a U.S. holder’s initial tax basis in the Combined Entity common stock received in the Business Combination will equal the fair market value of such stock upon receipt, and the holding period for such stock will begin on the day following the Business Combination. Holders should consult their tax advisors about the U.S. federal income tax consequences of the Business Combination in the event that a Merger does not qualify for the Intended Tax Treatment.

Material U.S. Federal Income Tax Considerations Related to Redemption of DHAC’s Public Shares

The discussion under this heading, “ — Material U.S. Federal Income Tax Considerations Related to Redemption of DHAC’s Public Shares,” constitutes the opinion of Manatt, Phelps & Phillips, LLP, insofar as it discusses the material U.S. federal income tax considerations applicable to U.S. Holders of DHAC Public Shares of a redemption of their Public Shares pursuant to the exercise of their redemption right in connection with the terms and conditions of the Amended and Restated Certificate of Incorporation, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations in this section titled “Material U.S. Federal Income Tax Considerations” and in the opinion included as Exhibit 8.1 hereto.

In the event a holder of DHAC public shares successfully exercises its right to redeem its public shares for cash pursuant to the terms and conditions of the Amended and Restated Certificate of Incorporation the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of DHAC public shares under Section 302 of the Code, or a corporate distribution under Section 301 of the Code.

(A)	If the redemption qualifies as a sale or other exchange of DHAC public shares, then:
(i)	a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. Holder’s adjusted tax basis in its DHAC public shares redeemed or otherwise sold, exchanged or disposed of. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period of the redeemed public shares exceeds one year. It is unclear, however, whether the redemption rights with respect to the DHAC public shares could suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders are currently eligible to be taxed at preferential rates. The deductibility of capital losses is subject to limitations. U.S. Holders who hold different blocks of DHAC public shares that were purchased or acquired on different dates or at different prices should consult their tax advisor to determine how the above rules apply to them. Generally, the amount of gain or loss that would be recognized by a U.S. Holder in connection with a redemption of its DHAC public shares is an amount equal to the difference between (a) the sum of the amount of cash and the fair market value of any property received in such disposition and (b) the U.S. Holder’s adjusted tax basis in the DHAC public shares redeemed. A U.S. Holder’s adjusted tax basis in its DHAC public shares will generally equal the U.S. Holder’s acquisition cost less any prior distributions paid to such U.S. Holder with respect to its DHAC public shares treated as a return of capital.
(ii)	a holder of DHAC public shares other than a U.S. Holder (a “Non-U.S. Holder”) will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a redemption, sale, exchange or other taxable disposition of DHAC public shares, unless (a) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder); or (b) the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the DHAC public shares, and, in the case where the DHAC public shares are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of such DHAC public shares at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the DHAC public shares.
a.	Unless an applicable treaty provides otherwise, gain described in paragraph (A)(ii)(a) above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. In the event the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, such gain may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or lower treaty rate).
b.	If paragraph (A)(ii)(b) above applies to a Non-U.S. Holder, gain recognized by such holder on the redemption or other taxable disposition of DHAC public shares will be subject to tax at generally applicable U.S. federal income tax rates. In addition, if the DHAC public shares are not regularly traded on an established securities market, DHAC could be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption. There can be no assurance that the DHAC public shares will be treated as regularly traded on an established securities market. DHAC believes it is not and has not been at any time since our formation a United States real property holding corporation and does not expect to be a United States real property holding corporation immediately after the Business Combination is completed.
(B)	Alternatively, if the redemption does not qualify as a sale of DHAC public shares, a holder will be treated as receiving a corporate distribution and such distribution will first be treated as a dividend for U.S. federal income tax purposes to the extent paid from DHAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Second, distributions in excess of current and accumulated earnings and profits will constitute a return of capital applied against and reducing (but not below zero) such holder’s adjusted tax basis in its DHAC public shares. Finally, any remaining excess will be treated as gain realized on the sale, exchange or other disposition of the DHAC public shares for U.S. federal income tax purposes.
(i)	Dividends received by a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends received by a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate applicable to long-term capital gains. It is unclear whether the redemption rights with respect to the DHAC public shares could prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income.

(ii)	Dividends received by a Non-U.S. Holder, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, will generally be subject to withholding tax on the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides the Company with a proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). The withholding tax described above does not apply to a dividend paid to a Non-U.S. Holder who provides the Company with an IRS Form W-8ECI, certifying that such dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividend will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. Holder, subject to an applicable income tax treaty providing otherwise. A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes and is receiving an effectively connected dividend may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable treaty rate).
(C)	The Inflation Reduction Act of 2022 provides for, among other things, the imposition of a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by certain publicly traded corporations after December 31, 2022. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. On December 27, 2022, the U.S. Department of the Treasury issued Notice 2023-2 (the “Notice”) as interim guidance until publication of forthcoming proposed regulations on the excise tax on stock buybacks. Although the guidance in the Notice does not constitute proposed or final Treasury regulations but a notice of proposed regulations Treasury intends to issue in the future, taxpayers may rely upon the guidance provided in the Notice until the issuance of the forthcoming proposed regulations and certain of the forthcoming proposed regulations would (if issued) apply retroactively. The Notice generally provides that, among other things, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax.

Any redemption of DHAC public shares that occurs after December 31, 2022 may be subject to the excise tax. Whether and to what extent DHAC would be subject to the excise tax in connection with the exercise by a DHAC public shareholder of redemption rights would depend on a number of factors, including, but not limited to, the fair market value of the redemptions, (ii) the nature and amount of any “PIPE” or other equity issuances in connection with the Business Combination (or otherwise issued within the same taxable year of the Business Combination), and (iii) the content of final and proposed regulations and further guidance from the U.S. Department of the Treasury.

Although whether and to what extent DHAC would be subject to the excise tax in connection with a redemption of DHAC public shares would depend on a number of factors as described above, certain of which cannot be known until after the end of the taxable year in which the redemption occurs, DHAC currently does not intend to reduce redemption amounts to pay any excise tax with respect to redemptions of DHAC Public Shares. However, there can be no assurances that DHAC will not hold back funds from the remaining funds in the Trust Account, including any interest earned thereon, to pay any excise tax imposed on the redemption of the DHAC public shares.

Information Reporting and Backup Withholding

Cash received in the Business Combination may be subject to information reporting to the IRS and possible U.S. backup withholding (currently, at a rate of 24%). Backup withholding will not apply, however, to a U.S. holder who furnishes the Company with a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

To prevent backup withholding, U.S. holders of VSee and iDoc stock should provide the exchange agent with a properly completed IRS Form W-9. Backup withholding is not an additional tax, but an advance payment, which may be refunded or credited against a holder’s U.S. federal income tax liability. A holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Holders of VSee and iDoc stock that receive the Combined Entity common stock in the Business Combination will be required to retain records pertaining to the Business Combination. In addition, each holder of VSee and iDoc stock that is a “significant holder” will be required to file a statement with such holder’s U.S. federal income tax return for the taxable year of the Business Combination in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the Business Combination, the date of the Business Combination, such holder’s basis in the VSee and iDoc stock surrendered and the fair market value of the Combined Entity common stock received in the Business Combination. A holder of VSee and iDoc stock generally will be treated as a “significant holder” if, immediately before the Business Combination, such holder owned at least one percent (by vote or value) of the VSee and iDoc stock.

DHAC’S BUSINESS

Overview

DHAC was incorporated in Delaware on March 30, 2021, and was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar Business Combination with one or more businesses or entities. DHAC has until February 8, 2023 (or a later time upon election of DHAC to extend the time period to complete an initial business combination subject to satisfaction of certain conditions) to consummate a Business Combination. If DHAC is unable to complete its initial business combination within such 15-month period (or a later time upon election of DHAC to extend the time period to complete an initial business combination subject to satisfaction of certain conditions), it will (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Pursuant to our Current Charter and the Trust Agreement, if such funds are not deposited, the time to complete an initial business combination cannot be extended unless our stockholders otherwise approve an extension on different terms. In the event that they elected to extend the time to complete our initial business combination and deposited the applicable amount of money into trust, the initial stockholders would receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that we are unable to close a business combination unless there are funds available outside the trust account to do so. Such note would be paid upon consummation of our initial business combination. There will be no redemption rights or liquidating distributions with respect to our rights or warrants, which will expire worthless if we fail to complete our business combination within the time period.

If we are unable to consummate an initial business combination and are forced to redeem 100% of our outstanding public shares for a portion of the funds held in the trust account, we anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date, and anticipate it will take no more than 10 business days to effectuate the redemption of our public shares. Our insiders have waived their rights to participate in any redemption with respect to their founder shares. We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account. If such funds are insufficient, our insiders have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $100,000), and have agreed not to seek repayment of such expenses. Each holder of public shares will receive a pro rata portion of the amount then in the trust account, plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of public stockholders.

Trust Account

As of November 8, 2021 and the underwriters’ full exercise of over-allotment option simultaneously upon the closing of the IPO, $116,725,000 from the net proceeds of the sale of the Public Units in the IPO and the sale of the Private Units was placed in a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trust Account”). The funds held in the Trust Account is and will be invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, so that DHAC is not deemed to be an investment company under the Investment Company Act, except with respect to interest earned on the funds held in the Trust Account that may be released to DHAC to pay its income or other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a Business Combination or the redemption of 100% of the outstanding Public Shares if DHAC has not completed a Business Combination in the required time period. The proceeds held in the Trust Account may be used as consideration to pay the sellers of a target business with which DHAC completes a Business Combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.

Business Combination Activities

On October 6, 2022, we entered into the Business Combination Agreement. As a result of the transaction, each of VSee and iDoc will become our wholly owned subsidiary, and we will change our name to “VSee Health, Inc..” In the event that the Business Combination is not consummated by February 8, 2023 (or a later time upon election of DHAC to extend the time period to complete an initial business combination subject to satisfaction of certain conditions) our corporate existence will cease and we will distribute the proceeds held in the Trust Account to our public stockholders.

Redemption Rights

Our public stockholders will be entitled to redeem their Public Shares for a pro rata share of the Trust Account (currently anticipated to be no less than approximately $10.52 per share) net of taxes payable. The Sponsor does not have redemption rights with respect to any Common Stock owned by it, directly or indirectly.

Automatic Dissolution and Subsequent Liquidation of Trust Account if No Business Combination

On October 20, 2022, stockholders of DHAC approved a proposal to amend DHAC’s amended and restated certificate of incorporation to (a) extend the date by which DHAC has to consummate a business combination (the “Extension”) for an additional three (3) months, from November 8, 2022 to February 8, 2023, (b) provide DHAC’s board of directors the ability to further extend the date by which DHAC has to consummate a business combination up to three (3) additional times for three (3) months each time, for a maximum of nine (9) additional months if Digital Health Sponsor, LLC, our “sponsor”, pays an amount equal to $350,000 for each three month extension (the “Extension Fee”), which amount shall be deposited in the trust account of the company; provided, that if as of the time of an extension DHAC has filed a Form S-4 registration statement in connection with its initial business combination, then no Extension Fee would be required in connection with such extension, and (c) allow for DHAC to provide redemption rights to DHAC’s public stockholders in accordance with the requirements of the amended and restated certificate of incorporation without complying with the tender offer rules. The Sponsor has agreed to loan DHAC said $350,000. In connection with such stockholder vote, an aggregate of 10,805,877 shares of DHAC’s common stock were redeemed leaving 4,156,123 shares issued and outstanding and entitled to vote as of October 20, 2022.

If DHAC does not complete a business combination by February 8, 2023 (unless such time period has been extended as described herein), it will trigger the automatic winding up, dissolution and liquidation pursuant to the terms of our Certificate of Incorporation. As a result, this has the same effect as if DHAC had formally gone through a voluntary liquidation procedure under Delaware law. Accordingly, no vote would be required from DHAC’s stockholders to commence such a voluntary winding up, dissolution and liquidation. If DHAC is unable to consummate its initial business combination within such time period, it will, as promptly as possible but not more than ten business days thereafter, redeem 100% of DHAC’s outstanding Public Shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay its taxes, and then seek to liquidate and dissolve. Public stockholders will also forfeit the one Warrant included in the Public Shares being redeemed.

The proceeds deposited in the Trust Account could, however, become subject to claims of our creditors that are in preference to the claims of our public stockholders. Although DHAC will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, DHAC will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per share redemption or conversion amount received by public stockholders may be less than $10.38 (based on the amount in the Trust Account as of January 12, 2023 and net of taxes payable and up to $100,000 of interest to pay dissolution expenses).

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

The Sponsor has agreed to waive its rights to participate in any liquidation of the Trust Account or other assets with respect to the Private Units it holds.

Facilities

DHAC pays the Sponsor, a fee of $10,000 per month for use of office space and certain office and secretarial services. DHAC maintains its principal executive offices at 980 N Federal Hwy #304, Boca Raton, FL, 33432.

Legal Proceedings

We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. These include proceedings, claims, and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, consumer rights, personal injury, and property rights.

Depending on the nature of the proceeding, claim, or investigation, we may be subject to settlement awards, monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect DHAC’s business, results of operations, and financial condition. The outcomes of legal proceedings, claims, and government investigations are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to determine the outcomes, the Company believes based on its current knowledge that the resolution of the sole pending matter will not, either individually or in the aggregate, have a material adverse effect on the business, results of operations, cash flows or financial condition.

On September 26, 2022, a complaint was filed by Misty Caruth against DHAC, VSee and iDoc for unpaid wages, breach of contract, and breach of the implied covenant of good faith and fair dealing. The complaint is seeking relief in the form of unpaid wages, unreimbursed business expenses, an award equal to promised stock, an award of prejudgment and post judgment interest, punitive damages, and taxable costs and reasonable attorneys’ fees. The lawsuit is currently pending before the Superior Court of the State of Arizona in and for the County of Maricopa. We are unable to state whether the likelihood of an unfavorable outcome is probable or remote. We are also unable to provide an estimate of the range or amount of potential loss (if the outcomes should be unfavorable) at this time. Management and the defendants intend to contest the case vigorously.

See the section titled “Risk Factors - We may in the future become subject to litigation, which could be costly and time-consuming to defend.”

Employees

DHAC has two executive officers. These individuals are not obligated to devote any specific number of hours to its matters and intend to devote only as much time as they deem necessary to its affairs until we have completed its initial business combination. DHAC presently expects its executive officers to devote such amount of time as they reasonably believe is necessary to its business (which could range from only a few hours a week while DHAC is trying to locate a potential target business to significantly more time as it moves into serious negotiations with a target business for a business combination). DHAC does not intend to have any full-time employees prior to the consummation of a business combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DHAC

The following discussion and analysis of the DHAC’s financial condition and results of operations should be read in conjunction with its audited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus/consent solicitation. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. DHAC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements.”

Overview

DHAC is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more target businesses. DHAC intends to effectuate its business combination using cash from the proceeds of its initial public offering (“IPO”) and the sale of the placement units that occurred simultaneously with the completion of its IPO, its capital stock, debt or a combination of cash, stock and debt.

Results of Operations

DHAC has neither engaged in any operations nor generated any operating revenues to date. DHAC’s entire activity since inception up to September 30, 2022 was in preparation for our formation, our initial public offering, and since the closing of our initial public offering, a search for business combination candidates. We will not generate any operating revenues until the closing and completion of our initial business combination. We generate non-operating income in the form of interest income on investments held in trust account. DHAC expects that it will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a Business Combination.

For the three months ended September 30, 2022, we had a net loss of $820,759 which consisted of $1,129,361 in general and administrative expenses and provision for incomes taxes of $83,026, partially offset by income from our investments held in the trust account of $391,628.

For the nine months ended September 30, 2022, we had a net loss of $2,007,578 which consisted of $2,394,702 in general and administrative expenses and provision for incomes taxes of $83,026, partially offset by income from our investments held in the trust account of $470,150.

For three months ended September 30, 2021 and for the period from March 5, 2021 (inception) through September 30, 2021, we had a net loss of $180 and $5,180 which consisted of formation and operational costs, respectively.

Liquidity and Capital Resources

For the period ended December 31, 2021, cash used in operating activities was $2,971. Net cash used in investing activities was $98,116 due to payment of deferred offering cost and net cash provided by financing activities was $105,000 due to the proceeds from issuance of common stock to Sponsor in the amount of $25,000 and proceeds from note payable — related party in the amount of $80,000. As of September 30, 2022, we had $44,970 in cash and no cash equivalents.

Until the consummation of a Business Combination, DHAC will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination. DHAC will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. DHAC’s officers, directors and Sponsor may, but are not obligated to, loan DHAC funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet DHAC’s working capital needs. Accordingly, DHAC may not be able to obtain additional financing.

If DHAC is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. DHAC cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Liquidity and Going Concern

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined below) (see Note 5). As of September 30, 2022 and December 31, 2021, there were no amounts outstanding under any Working Capital Loans.

The Company may raise additional capital through loans or additional investments from the Sponsor or its stockholders, officers, directors, or third parties. The Company’s officers and directors and the Sponsor may but are not obligated to (except as described above), loan the Company funds, from time to time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Based on the foregoing, the Company believes it will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or at least one year from the date that the condensed consolidated financial statements were issued.

As of September 30, 2022, the Company had a cash balance of $44,970 and a working capital deficiency of $1,217,130 net of $227,044 of allowable interest withdraws from trust to cover income and franchise taxes. In addition, in connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that the liquidity, mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities of the Company as of September 30, 2022.

Off-Balance Sheet Arrangements

As of September 30, 2022, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. DHAC qualifies as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. DHAC is electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, DHAC’s financial statements may not be comparable to companies that comply with public company effective dates.

Additionally, DHAC is in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” DHAC chooses to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on its system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of executive compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of DHAC’s IPO or until it is no longer an “emerging growth company,” whichever is earlier.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Common stock subject to possible redemption

We account for the common stock subject to possible redemption in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. Common stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, common stock is classified as stockholders’ deficit. The Company’s common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events.

Net Loss per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net loss per common stock is computed by dividing net loss by the weighted average number of common stocks outstanding for the period. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of common stocks share pro rata in the loss of the Company. Accretion associated with the redeemable shares of common stock is excluded from net loss per common stock as the redemption value approximates fair value.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As a smaller reporting company, ASU 2020-06 is effective January 1, 2024 for fiscal years beginning after December 15, 2023 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. We are currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows. We have not adopted this guidance as of September 30, 2022.

DHAC’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on its financial statements.

Quantitative and Qualitative Disclosures About Market Risk

As of September 30, 2022, DHAC was not subject to any market or interest rate risk. Following the consummation of its IPO, the net proceeds of DHAC’s IPO, including amounts in the trust account, were invested in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, DHAC believes there will be no associated material exposure to interest rate risk.

Disclosure Controls and Procedures

As of September 30, 2022, an evaluation of the effectiveness of its “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) was carried out by its management, with the participation of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO). Based upon that evaluation, the CEO and CFO have concluded that as of September 30, 2022, DHAC’s disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to the management of the registrant, including the CEO and CFO, to allow timely decisions regarding required disclosure.

It should also be noted that the CEO and CFO believe that DHAC’s disclosure controls and procedures provide a reasonable assurance that they are effective, and they do not expect that DHAC’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INFORMATION ABOUT VSEE/iDOC

The following discussion should be read in conjunction with the information about VSee and iDoc contained elsewhere in this proxy statement/prospectus/consent solicitation, including the information set forth in VSee and iDoc’s consolidated financial statements and the related notes. Some of the information contained in this section or set forth elsewhere in this proxy statement/prospectus/consent solicitation, including information with respect to VSee and iDoc’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion. Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of VSee Health, Inc., a Delaware corporation, and its subsidiaries prior to the consummation of the Business Combination, which will be the business of the post-combination company and its subsidiaries following the consummation of the Business Combination.

General

VSee Health, Inc., the post-combination company, will offer an integrated customizable software platform and an ICU inpatient care module helping physicians and hospitals in an inpatient environment (versus typical outpatient telemedicine). VSee Health, Inc., a vertically integrated company that will be composed of VSee and iDoc, offers an equal strength of software engineering and ICU inpatient care, with the goal of becoming a leading digital platform for healthcare institutions and healthcare providers domestically and internationally. Our modular low/no code system allows for customization and flexibility for medical providers to have the ability to deliver a low cost, high productivity solution for hospitals and medical care delivery systems. We deliver improved productivity and customer service for physicians, physician groups, hospitals, insurance companies and providers, and improved outcomes, convenience and value for consumers.

VSee Health, Inc., is a proprietary and patented TeleHealth software system that provides a unique service to hospital systems that we believe offers significant competitive advantages. Not only do we have the proven track record with major hospital systems in improving productivity, driving increased revenue, and reducing costs with VSee on a standalone basis, but now, together with iDoc, our ICU and Neuro Telehealth Module, we believe we will possess a leading malleable and customizable software platform, now coupled with differentiated capabilities for the Neuro specialty and for ICUs, with the potential to add additional specialty modules going forward.

Together with VSee, iDoc’s proprietary technology designed for the hospital and health system market is a complete end-to-end modular plug-and-play telehealth solution, including patient intake, emergent and scheduled encounters, video conferencing capabilities, access to medical images, full application-specific clinical documentation tools – including interfaces to health system EMRs, and complete operational and clinical reporting and analytics. The technology also supports industry-leading medical devices such as robots, carts, and tablets via a unique network architecture for maximum performance, reliability, and security. The solution supports the entire patient journey and the full range of telehealth use cases encountered by hospitals and health systems, especially in the ICU and Neurocritical care areas uniquely serviced by iDoc.

We believe that as a result of utilizing VSee (and iDoc)’s technologies, hospitals have the ability to gain increased revenue, improved productivity and efficiency, and better utilization of increasing stretched physicians and other hospital staff.

VSee Overview

VSee is a leading telehealth software platform. VSee’s telemedicine solution, offering a fast, secure text + video collaboration app HIPAA messenger, fully customizable virtual waiting rooms and clinics, is a complete telehealth platform that fits into any workflow. The VSee proprietary technology platform and modular software solution enables users to plug and play telehealth services with end-to-end encrypted video streaming integrated with patient metrics, electronic medical records and other sensitive data, with multiple other interactive functionalities.

VSee technology designed for the hospital and health system market is a complete end-to-end modular plug-and-play telehealth solution, including patient intake, emergent and scheduled encounters, video conferencing capabilities, access to medical images, full application-specific clinical documentation tools – including interfaces to health system EMRs, and complete operational and clinical reporting and analytics. The technology also supports industry-leading medical devices such as robots, carts, and tablets via a unique network architecture for maximum performance, reliability, and security. The platform enables Clients to fully integrate private instances of our platform alongside their traditional modes of delivering healthcare to their patients. Leveraging the flexibility and customization available on the platform, most of these implementations incorporate deep integration with the hospital’s or health system’s electronic medical records (“EMR”) platform for scheduling and bi-directional clinical data sharing. The solution supports the entire patient journey and the full range of telehealth use cases encountered by hospitals and health systems.

VSee’s core platform is a highly scalable, integrated, application program interface (“API”) driven technology platform, for virtual healthcare delivery, with multiple real-time integrations spanning the healthcare ecosystem. VSee leverages and develops a combination of technology that integrates smart connected devices with sophisticated data science to deliver personalized health insight. VSee’s platform’s APIs power external connectivity and integration with a range of payors, electronic medical records, third party applications, and other interfaces with employers, hospital systems, and health systems, are believed to position the company as a long-term partner meeting the evolving needs of the rapidly changing, healthcare industry. VSee is able to white label our solutions, so they fit into the plans and strategies of our clients, all on a platform that is highly scalable.

VSee’s platform is compliant with numerous international data and privacy regulations, including the General Data Protection Regulation (“GDPR”), data-in-country rules, and other national requirements. This gives VSee the opportunity and ability to offer its products and services internationally, using the host countries’ languages, currencies, and addressing their specific local needs. VSee is also able to customize our platform for key partnerships internationally.

Due to the rapid evolution of the global cyber threat environment and the sensitive nature of the members’ and clients’ data, VSee has a heightened focus on data security and protection. VSee has a rigorous and comprehensive information security program managed by a dedicated team of security engineers and analysts. VSee has implemented telehealth industry standard processes, policies, and tools through our levels of our software development and network administration, including regularly scheduled vulnerability scanning and third-party penetration testing to reduce the risk of vulnerabilities in the system.

VSee at its core is a TeleHealth software platform but is more than just an outpatient connective or video solution for hospitals. VSee is the exclusive video streaming solution for NASA and the international space station, and includes customers ranging from the VA, multiple rural hospitals, prison systems, and homes, Telepsychiatry for Facebook’ employees, TeleHealth for countries including Nigeria, Gabon and Qatar and others.

VSee is currently the majority owner of This American Doc (“TAD”). VSee has entered into exchange agreements with the remaining shareholders of TAD pursuant to which TAD will become a wholly-owned subsidiary of VSee immediately prior to the consummation of the Business Combination (the “TAD Exchange”). TAD is not a significant subsidiary of VSee or the combined company.

iDoc Overview

iDoc Telehealth Solutions is a leading high acuity patient care solution providing elite physician services in the Intensive care units of our major hospital systems and other customers. iDoc’s core service delivers general critical care, neurology, EEG reading, and neuro critical care through a custom internal virtual health care technology platform. iDoc also serves a diverse range of customers from large hospital systems to small/micro hospitals, to long-term acute care (LTAC) facilities to the federal prison system and others. iDoc connects critically ill patients to high quality Neurointensivists, general and cardiac intensivists and specialty specific e-consultations and helps to improve outcomes for patients as well as improved productivity and reduced costs for providers. iDoc acquired encompass to vertically integrate its telemedicine services to optimize its third party billing. The acquisition enables iDoc to offer billing services to external clients as an additional service.

The iDoc technology platform consists of video conferencing, electronic health records, and billing technology working seamlessly to provide telemedicine consults for clinical practice. The virtual healthcare platform can be used individually or in conjunction with native applications/ resources or as a whole package. All conference connections are HIPAA compliant and secured through HTTPS/ TLS 1.2+ level encryption. Recorded video EEG data (no other video or audio recordings are made/stored) is transmitted using industry standard HTTPS/TLS 1.2+ and stored in the iDoc AWS cloud. The data stays encrypted at rest. No ePHI is stored by this module. The iDoc clinical dashboard gives providers an intuitive and multi-level view of patients in both aggregate and individual modes. This system interfaces with the client’s vital signs monitors (and other data when available) to facilitate the patient monitoring process.

iDoc has an experienced team of board-certified neurointensivists, neurologists, and advanced practice providers that treat and coordinate care for acutely ill patients 24/7 in the Neurointensive Care Unit (NICU) and ICU for stroke, brain trauma, spinal cord, and all other neurological conditions. Our Neurocritical care experts also help develop multidisciplinary plans of care to optimally treat the neurological conditions in relations to their overall medical needs. iDoc Neuro Critical care focuses on physicians and provider services in Teleneurocritical care, epileptology, and teleneurology. In addition to standard interventions, the iDoc Neurocritical care experts offer specific care including monitoring Intracranial pressure, cerebral hemodynamics, advanced multimodal neuro monitoring (brain oximetry, cerebral microdialysis and continuous electroencephalography). iDoc provides:

●	A rapid response of less than five minutes to any alert
●	Complete 24/7 coverage by board certified neurointensivists
●	Enhancing of clinical decision support
●	Experience in ICU and multi-modal monitoring of neurologically injured patients
●	Support for admissions, transfers, and consultations
●	Visibility of patient status and discussion of changes in acuity
●	Proactive identification of preventable complications
●	Patient evaluations and remote second opinions to assist physicians with challenging cases
●	Expert options to physicians and hospitals who lack access to specialists in care decisions

iDoc enables our partner hospitals to augment their ICU coverage, increase services to their communities, and above all improve patient care. iDoc provides full service physician concierge services 24/7/365, and provides around the clock, on demand patient- centered care to critically ill patients.

The iDoc team consists of approximately 40 full-time and contracted employees as of December 31, 2021, of which 25 are board certified practicing physicians. We operate across three major focus areas including metro Atlanta, Boston, and Houston with billing operations centralized out of Denver, Colorado. All office locations for personnel are contracted via short-term leases.

Legal Proceedings

We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. These include proceedings, claims, and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, consumer rights, personal injury, and property rights.

Depending on the nature of the proceeding, claim, or investigation, we may be subject to settlement awards, monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect DHAC’s business, results of operations, and financial condition. The outcomes of legal proceedings, claims, and government investigations are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to determine the outcomes, the Company believes based on its current knowledge that the resolution of the sole pending matter will not, either individually or in the aggregate, have a material adverse effect on the business, results of operations, cash flows or financial condition.

On September 26, 2022, a complaint was filed by Misty Caruth against DHAC, VSee and iDoc were sued by for unpaid wages, breach of contract, and breach of the implied covenant of good faith and fair dealing. The complaint is seeking relief in the form of unpaid wages, unreimbursed business expenses, an award equal to promised stock, an award of prejudgment and post judgment interest, punitive damages, and taxable costs and reasonable attorneys’ fees. The lawsuit is currently pending before the Superior Court of the State of Arizona in and for the County of Maricopa. We are unable to state whether the likelihood of an unfavorable outcome is probable or remote. We are also unable to provide an estimate of the range or amount of potential loss (if the outcomes should be unfavorable) at this time. Management and the defendants intend to contest the case vigorously.

Market Opportunity

We view our market opportunity as the overall telehealth market, and short-term the specific ICU and Neuro segments of telehealth. The prevailing paradigm on the market segmentation is telehealth services for outpatients, and telehealth services for hospital systems. The size of this market is estimated at $41.2 Billion in 2021, predicted to grow to $787 Billion over the next six years according to Grandview Research. The Neurology subset of this market is estimated to be $4.9 Billion and the telehealth intensive care segment is estimated at $4.2 Billion in 2021, sub-segments that we directly compete in today.

Source: Insider Grandview Research, 2022

We believe that COVID accelerated the growth of the telemedicine market and more importantly adoption by clinicians, hospitals, and patients around the world. While many areas of medicine were adversely impacted, Telemedicine and the utilization of it accelerated. While COVID is rapidly becoming daily part of healthcare, we believe it has changed the face of the healthcare industry in its propagation of the acceptance and utilization of Telemedicine. Even with an evolution of the pandemic, Telemedicine can be seen to offset rapidly rising costs, overcome significant labor shortages, and enable agnostic access to quality medical care even in the most remote and complicated locations of the world.

Beyond the prevailing market segmentation however, we believe numerous other channels of opportunity exist from government services and organizations, any major company with remote operations like offshore shipping, mining or drilling companies; for example, major multinationals that have large workforces, state, local, and federal institutions that have large workforces or institutions that they manage like the prison system for example, and others. We believe that many of these emerging segments are beyond the traditional definition of market size and represent significant opportunity for our telehealth services.

Despite the rapid advancements in technology, growth in virtual healthcare delivery, and improvement in decision support algorithms and machine learning tools, Telehealth has not fully penetrated medicine and hospital systems to become the standard methodology of care, and today represents less than 1% of total healthcare spending according to Grandview Research. We believe that the major reasons for Telehealth not capturing its full potential to date include:

1)	Many of the existing video and hardware and software used in telehealth are repurposed business applications are not healthcare specific;
2)	Remote monitoring/diagnostic devices do not readily integrate into telehealth systems and telehealth screen views which do not afford doctors real time metrics to enable diagnostics and assessment;
3)	Backend software coordination is not optimized for telehealth use and connectivity, resulting in significant greater complexity and costs for implementation; and
4)	The software and code foundations of many early-to-market telemedicine companies have functionality limitations and implementation and incremental coding/connectivity requirements adding significant cost and reducing functionality.

VSee believes it addresses each of the above issues. VSee’s HIPAA-complaint video meets the performance and compliance standards in healthcare. Increased sharing of patient history, files and scheduling are integrated into the video view for doctors. VSee’s diagnostic data portals and vitals visualization are readily available and visible on-screen, and the Remote Patient Monitoring (RPM) integrates into the Electronic Medical Records (EMR) and is part of the provider’s telehealth engagement. VSee’s no code/lode approach with ease of integration via APIs connects software into the telehealth video engagement between patients, staff and doctors and seamlessly integrates a patient’s EMR into the telehealth engagement to afford providers the ability to provide better, faster, and more comprehensive care.

Our Growth Opportunities and Strategies

1)Expand VSee Telehealth software platform and other services to additional hospital systems and insurance providers

With the management group that has been assembled and the industry relationships at government and across the hospital system and insurance provider landscape, we expect to be able to add significant additional hospital systems into the VSee customer base.

2)Integrate VSee with iDoc as the first module on the software platform

Today iDoc utilizes VSee as its software platform. Post full integration with VSee, we hope to capture a number of synergies to enjoy new capabilities that VSee and iDoc together brings, and to be able to offer those to our existing customers. In addition, VSee services a number of customers, and federal agencies (including NASA) that may provide a conduit for iDoc to offer their services to as a modular adjunct to VSee and/or iDoc existing contracts and services.

3)Build out Workforce Solutions and Analytics

With the integration of VSee and VSee, we believe there is an opportunity to provide for a robust modular development and create a secure and HIPA compliant database of patients, performance, quality, efficiency, and other analytics. We believe hospitals, insurance companies and other providers will gravitate to those companies that can provide the data, analytics, and insights to support their decision making and resource allocation. The revenue vector of providing insights and decision support for Physicians and practice data, for hospital profitability and quality metrics, and for clinical decision support is expected to be significant, and we believe VSee and VSee together are in a position to be able to offer this value add to a range of different constituents.

Our Competitors

We view as our competitors those companies that currently or in the future will develop and market virtual care technology (devices, software, and systems) or provide virtual care services, such as the delivery of on-demand access to healthcare and specialty disease state and care management and services. Competition focuses on, among other factors, software as a service (SAAS), experience in operations, customer service, quality of technology and know-how, and reputation. Competitors in the telehealth and specialty medical services market include MDLive, Inc. (now owned by Cigna), American Well Corporation, Included Health, and Accolade, Inc., among other smaller industry participants. Neuro and/or ICU specialty competitors include NeuroCall, Ceribell, and Specialist on Call. Technology solution competitors include American Well Corporation, MDLive, Teladoc, as well as smaller technology providers. We also face competition from large, well-financed health plans that in some cases have developed their own virtual care, expert medical service or in-house software platforms, as well as large technology and retail companies, such as Google, Microsoft, Amazon and Walmart, which have or may in the future develop or acquire their own virtual care solutions.

Many of our competitors are well financed, have been in business for substantially longer, have substantial financial resources and long standing contracts and relationships with major customers. Many of our competitors have public financial structures which enable them access to significant amounts of capital at a relatively low cost of capital.

Government Regulation

U.S. Laws and Regulations

In the United States, medical devices are subject to extensive regulation at the federal level by the FDA under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations. The laws and regulations govern, among other things, medical device design and development, pre-clinical and clinical testing, pre-market clearance, authorization or approval, establishment registration and product listing, product manufacturing, product packaging and labeling, product storage, advertising and promotion, product distribution, recalls and field actions, servicing and post-market clinical surveillance. A number of U.S. states also impose licensing and compliance regimes on companies that manufacture or distribute prescription devices into or within the state.

In addition, the commercialization and use of the Company’s devices in the United States is subject to regulation by the U.S. Department of Health and Human Services (“HHS”) and state agencies responsible for reimbursement and regulation of payment for healthcare items and services. Federal laws and regulations apply primarily in connection with government payer programs such as the Medicare and Medicaid programs, but state laws apply more broadly, encompassing healthcare items and services covered by private payers. At the state and federal level, the government’s interest is in regulating the quality and cost of healthcare and protecting the independent clinical judgment of licensed healthcare providers.

The Federal Trade Commission (“FTC”) also oversees the advertising and promotion of the Company’s products pursuant to broad authority to police deceptive advertising for goods or services within the United States. Under the Federal Trade Commission Act, the FTC is empowered, among other things, to (a) prevent unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce; (b) seek monetary redress and other relief for conduct injurious to consumers; and (c) gather and compile information and conduct investigations relating to the organization, business, practices, and management of entities engaged in commerce. In the context of performance claims for products such as the Company’s goods and services, compliance with the FTC Act includes ensuring that there is scientific data to substantiate the claims being made, that the advertising is neither false nor misleading, and that any user testimonials or endorsements the Company or its agents disseminate related to the goods or services comply with disclosure and other regulatory requirements. In addition, with respect to the Company’s commercial products and any future products that are marketed as clinical products, FDA’s regulations applicable to medical device products prohibit them from being promoted for uses not within the scope of a given product’s intended use(s), among other promotional and labeling rules applicable to products subject to the FDCA.

Further, medical device systems that include wireless radio frequency transmitters and/or receivers are subject to equipment authorization requirements in the United States. The Federal Communications Commission (“FCC”) requires advance clearance of all radio frequency devices before they can be sold or marketed in the United States. These clearances ensure that the proposed products comply with FCC radio frequency emission and power level standards and will not cause interference.

When iDoc’s products are marketed for clinical monitoring or therapeutic uses, they will be regulated by the FDA as medical devices. It is presently unclear what level of risk the agency will assign to such products, what special controls may be imposed on such products (if any), and what regulatory requirements would be applicable to such products.

FDA Regulation of Medical Devices

Medical devices must undergo pre-market review by and receive clearance, authorization, or approval from the FDA prior to commercialization, unless the device is of a type exempted from such review by statute, regulation, or an FDA exercise of enforcement discretion. The FDA classifies medical devices into three classes based on risk. Regulatory control increases from Class I (lowest risk) to Class III (highest risk). The FDA generally must clear or approve the commercial sale of most new medical devices that fall within product categories designated as Class II and III. Commercial sales of most Class II and III medical devices within the United States must be preceded either by pre-market notification and FDA clearance pursuant to Section 510(k) of the FDCA (Class II) or by the granting of a pre-market approval (“PMA”) (Class III), after a pre-market application is submitted. Both 510(k) notifications and PMA applications must be submitted to FDA with significant user fees (over $12,000 for a 510(k) and $365,000 for a PMA in FY 2021), although reduced fees for small businesses are available. Class I devices are generally exempt from pre-market review and notification, as are some moderate-risk Class II devices. Manufacturers of all classes of devices must comply with FDA’s Quality System Regulation (“QSR”), establishment registration, medical device listing, labeling requirements, and medical device reporting (“MDR”) regulations, which are collectively referred to as medical device general controls. Class II devices may also be subject to special controls such as performance standards, post-market surveillance, FDA guidelines, or particularized labeling. Some Class I and Class II devices can be exempted by regulation from the requirement of compliance with substantially all of the QSR.

510(k) Clearance Pathway

A 510(k) pre-market notification must contain information sufficient to demonstrate that the new device is substantially equivalent to a device commercially distributed prior to May 28, 1976 or to a device that has been determined by the FDA to be substantially equivalent to such a so-called “pre-amendments” device. To obtain 510(k) clearance for a non-exempt Class II device, the product developer must submit a pre-market notification to FDA demonstrating that its product is substantially equivalent to such a predicate device. The FDA’s 510(k) clearance process generally takes from three to twelve months from the date the application is submitted, but it may take significantly longer if FDA has significant questions or needs more information about the new device or its manufacturing or quality controls.

As part of the 510(k) notification process for Class II devices that have an existing classification regulation available for purposes of the regulatory filing, the FDA may require the following:

●	Development of comprehensive product description and indications for use.

●	Completion of extensive preclinical tests and/or preclinical animal studies, performed in accordance with the FDA’s Good Laboratory Practice (“GLP”) regulations, as well as any performance standards or other testing requirements established by FDA through regulations or device-specific guidance.
●	Comprehensive review of predicate devices and development of data supporting the new product’s substantial equivalence to one or more predicate devices.

Assuming successful completion of all required testing, a detailed 510(k) notification is submitted to the FDA requesting clearance to market the product. This premarket notification includes all relevant data from pertinent pre-clinical and clinical trials (if applicable), together with detailed information relating to the product’s manufacturing controls and proposed labeling, and other relevant documentation. The FDA evaluates all 510(k) submissions prior to filing for substantive review based on specific acceptance criteria and may issue a refuse-to-accept notification if the submission is deficient with respect to any of the established criteria. If the FDA determines that the applicant’s device is substantially equivalent to the identified predicate device(s), the agency will issue a 510(k) clearance letter that authorizes commercial marketing of the device for one or more specific indications for use. If the FDA determines that the applicant’s device is not substantially equivalent to the predicate device(s), the agency will issue a not-substantially-equivalent letter stating that the new device may not be commercially distributed.

After a new medical device receives 510(k) clearance from the FDA, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require the submission of a PMA. The FDA requires each manufacturer to make the determination of whether a device modification requires a new 510(k) notification or PMA in the first instance, but the FDA may review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance or PMA for a particular change, the FDA may retroactively require the manufacturer to seek 510(k) clearance or PMA. The FDA may also require the manufacturer to cease U.S. marketing and/or recall the modified device until 510(k) clearance or PMA approval for the modification is obtained.

De Novo Classification

If a previously unclassified new medical device does not qualify for the 510(k) pre-market notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. However, if such a device would be considered low or moderate risk (in other words, it does not rise to the level of requiring the approval of a PMA), it may be eligible for the De Novo classification process. The De Novo classification process allows a device developer to request that the novel medical device be reclassified as either a Class I or Class II device, rather than having it regulated as a high-risk Class III device subject to the PMA requirements. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device.

Under the FDCA, the FDA is required to classify a device within 120 days following receipt of the De Novo classification request from an applicant; however, the most recent FDA performance review goals state that in fiscal year 2021, FDA will attempt to issue a decision within 150 days of receipt on 65% of all De Novo classification requests received during the year and on 70% of de novo requests received during fiscal year 2022. De Novo classification requests are subject to user fees, unless a specific exemption applies. In December 2018, FDA issued a Proposed Rule that would formally codify requirements for the medical device De Novo process and the procedures and criteria for product developers to file a De Novo classification request (83 Fed. Reg. 63,127). Although this rule was expected to be finalized during the second half of 2020, it remains pending at FDA and the rulemaking process may be subject to additional activity after the COVID-19 public health emergency abates and pressure on the FDA’s Center for Devices and Radiological Health (“CDRH”) is reduced. Over the past twenty years, the De Novo process has been implemented by FDA pursuant to statutory authorities and somewhat organically through informal guidance and iterative changes by Congress. The Proposed Rule allowed industry to participate in the development of FDA’s policies and procedures for De Novo requests through the notice-and-comment rulemaking process. Although the Proposed Rule, if finalized by the FDA, would not affect marketed products such as the Company’s marketed products, and is not expected to impact products in current development, the FDA’s activities are aimed at creating predictability, consistency, and transparency for innovative medical device developers.

As an alternative to the De Novo classification process, a company could also file a reclassification petition seeking to change the automatic Class III designation of a novel post-amendment device under Section 513(f)(3) of the FDCA. FDA can also initiate reclassification of an existing device type on its own initiative. In December 2018, FDA issued a final rule to clarify the administrative process through which the FDA reclassifies a medical device. To reclassify a device under Section 513(e) of the FDCA, the FDA must first publish a proposed reclassification order that includes a summary of the valid scientific evidence that supports the reclassification; convene a device classification panel meeting; and consider comments to the public docket before it then publishes a final reclassification order in the Federal Register.

Pre-market Approval Pathway

VSee’s point-of-care MRI systems have been classified and are regulated as Class II devices, although future products that the Company develops may be classified as Class III devices. Products classified by FDA as Class III generally require marketing approval via a PMA. A PMA application must be supported by valid scientific evidence, which typically requires extensive data, including technical, pre-clinical, clinical, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use(s). A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, it is considered “filed” and the FDA begins an in-depth review of the submitted information. During this substantive review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to evaluate compliance with the QSR, which requires manufacturers to implement and follow design, testing, control, documentation and other quality assurance procedures.

FDA review of a PMA application is required to be completed within 180 days of the application’s filing date although the process generally takes between one and three years, but may take significantly longer. The current user fee agreement between FDA and the medical device industry sets as a target for PMA reviews to be completed in under one year. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

●	the product may not be safe or effective for its intended use(s) to the FDA’s satisfaction;
●	the data from the applicant’s pre-clinical studies and clinical trials may be insufficient to support approval;
●	the manufacturing process or facilities that the applicant uses may not meet applicable requirements; and
●	changes in FDA approval policies or adoption of new regulations may require additional data to demonstrate the safety or effectiveness of the device.

If an FDA evaluation of a PMA application or manufacturing facilities is favorable, the FDA will either issue an approval letter, or approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of a device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA may also determine that additional trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy. PMA approval may also be granted with post-approval requirements such as the need for additional patient follow-up for an indefinite period of time.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive clinical data or the convening of an advisory panel.

Clinical Investigations Using Devices in Development

Clinical trials are almost always required to support a PMA application and are sometimes required for a De Novo classification request or 510(k) pre-market notification. In order to conduct a clinical investigation involving human subjects for the purpose of demonstrating the safety and effectiveness of a medical device, an investigator acting on behalf of the company must, among other things, apply for and obtain Institutional Review Board (“IRB”) approval of the proposed investigation. In addition, if the clinical study involves a “significant risk” (as defined by the FDA) to human health, the company sponsoring the investigation (referred to as the “sponsor”) must also submit and obtain FDA approval of an Investigational Device Exemption (“IDE”) application. An IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of study participants, unless the product is deemed a non-significant risk device and eligible for abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by a duly-appointed IRB at each clinical trial site. FDA’s IDE regulations govern investigational device labeling, prohibit promotion, and specify an array of Good Clinical Practice (“GCP”) requirements, which include, among other things, recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product.

The commencement or completion of any clinical trials by the Company may be delayed or halted, or be inadequate to support approval of a PMA application (or FDA’s grant of a De Novo classification request or clearance of a 510(k) notification, as applicable), for numerous reasons, including, but not limited to, the following:

●	the FDA, the IRB(s), or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;
●	participants do not enroll in clinical trials at the expected rate;
●	participants do not comply with trial protocols;
●	participant follow-up is not at the expected rate;
●	patients experience adverse side effects;
●	participants die during a clinical trial, even though their death may not be related to the investigational products;
●	IRBs and third-party clinical investigators may delay or reject the sponsor’s trial protocol;
●	third-party clinical investigators decline to participate in a trial or do not perform a trial on the sponsor’s anticipated schedule or consistent with the clinical trial protocol, GCPs or other FDA requirements;
●	the sponsor or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;
●	third-party clinical investigators have significant financial interests related to the sponsor or the study that the FDA deems to make the study results unreliable, or the sponsor or investigators fail to disclose such interests;
●	unfavorable regulatory inspections of the sponsor’s clinical trial sites or manufacturing facilities, which may, among other things, require the sponsor to undertake corrective action or suspend or terminate the sponsor’s clinical trials;
●	changes in governmental regulations or administrative actions applicable to the sponsor’s trial protocols;
●	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or effectiveness; and
●	the FDA concludes that the results from the sponsor’s trial and/or trial design are inadequate to demonstrate safety and effectiveness of the product.

Ongoing Post-Market Regulatory Requirements and FDA Enforcement

In 2020, VSee received 510(k) clearance from the FDA for its point-of-care MRI system. In addition, VSee’s proprietary BrainInsight product is fully automated MRI post-processing medical software that is regulated as a picture archiving and communications system, which may include both hardware and software components, and which is classified by FDA as a Class II medical device. BrainInsight received 510(k) marketing clearance in January 2021 for use in automatic labeling, spatial measurement, and volumetric quantification of brain structures from a set of low-field MR images and to return annotated and segmented images, color overlays, and reports.

After a medical device is authorized for marketing and placed in commercial distribution (or, for 510(k)-exempt products, placed into commerce without first obtaining FDA clearance or approval), numerous regulatory requirements apply. These general controls that must be met for all device classes include:

●	establishment registration and device listing;
●	the QSR, which requires manufacturers, including third-party manufacturers, to follow design, testing, control, storage, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures;
●	labeling regulations, which govern the mandatory elements of the device labels and packaging (including Unique Device Identifier markings for certain categories of products);
●	FDA’s prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses and other requirements related to promotional activities;
●	the MDR regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;
●	voluntary and mandatory device recalls to address problems when a device is defective and/or could be a risk to health;
●	correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and
●	post-market surveillance regulations, which apply to certain Class II or III devices when necessary to protect the public health or to provide additional safety and effectiveness data for the device.
●	To ensure compliance with regulatory requirements, medical device manufacturers are subject to market surveillance and periodic, pre-scheduled and unannounced inspections by the FDA and certain state authorities. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may lead to any of the following sanctions:
●	Warning Letters or Untitled Letters that require corrective action;
●	fines and civil penalties;
●	unanticipated expenditures;
●	delays in approving/clearing or refusal to approve/clear any future products of the Company;
●	FDA refusal to issue certificates to foreign governments needed to export the Company’s products for sale in other countries;
●	suspension or withdrawal of FDA approval or clearance (as may be applicable);
●	product recall or seizure;
●	partial suspension or total shutdown of production;

●	operating restrictions;
●	injunctions or consent decrees; and
●	civil or criminal prosecution.

The Company and any of its contract manufacturers, and some suppliers of components or device accessories, are required to manufacture medical device products in compliance with current Good Manufacturing Practice requirements set forth in the QSR, unless explicitly exempted by regulation. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components or services, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA evaluates compliance with the QSR through periodic unannounced inspections that may include registered manufacturing facilities of the Company’s subcontractors. Following such inspections, FDA may issue reports known as Forms FDA 483 or Notices of Inspectional Observations, which list instances where the FDA inspector believes the manufacturer has failed to comply with applicable regulations and/or procedures. If the observations are sufficiently serious or the manufacturer fails to respond appropriately, the FDA may issue Warning Letters, which are notices of intended enforcement actions against the manufacturer, or Untitled Letters, which are used for less serious violations that may not rise to the level of regulatory significance, or it may take more significant administrative or legal action.

For example, if the FDA believes the Company or any of the Company’s contract manufacturers or regulated suppliers are not in compliance with these requirements and patients are being subjected to serious risks, it can shut down manufacturing operations, require recalls of the Company’s medical device products, refuse to approve new marketing applications, initiate legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against the Company or its officers or other employees. Any such action by the FDA would have a material adverse effect on the Company’s business. The Company may be unable to comply with all applicable FDA regulations.

U.S. Fraud and Abuse Laws and Other Compliance Requirements

Successfully commercializing a medical device or technology depends not on only FDA approval, but also on broad health insurance or third party payor coverage. Government and private payors institute coverage criteria to ensure the appropriate utilization of products and services and to control costs. Limited third party payor coverage for a technology or procedure may limit adoption and commercial viability, while broader coverage supports optimal market uptake. Favorable coverage decisions by government payors like Medicare or Medicaid is critical because private payors typically follow the government’s lead regarding reimbursement. However, manufacturers whose technology is reimbursed by the government payors are subject to various U.S. federal and state laws pertaining to healthcare fraud and abuse. These laws can be implicated by inappropriate sales and marketing arrangements with healthcare providers. Many commonly accepted commercial practices are illegal in the healthcare industry and violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in U.S. federal and state healthcare programs, including Medicare and Medicaid.

Anti-kickback Laws. The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments, and providing anything at less than its fair market value. The Department of Health and Human Services — Office of the Inspector General, has issued regulations, commonly known as safe harbors, which set forth certain provisions that, if satisfied in their entirety, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor element may result in increased scrutiny by government enforcement authorities or invite litigation by private citizens under federal whistleblower laws. The Anti-Kickback law is broadly interpreted and aggressively enforced with the result that beneficial commercial arrangements can be criminalized in the healthcare industry because of the Anti-Kickback law.

The penalties for violating the federal Anti-Kickback Statute include imprisonment for up to ten years, fines of up to $100,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by the government programs such as Medicare and Medicaid.

Federal False Claims Act. The federal False Claims Act prohibits knowingly presenting, or causing to be presented a false claim or the knowing use of false statements or records to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $11,181 and $22,363 for each separate false claim. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals (known as “relators” or, more commonly, as “whistleblowers”) may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, even before the validity of the claim is established and even if the government decides not to intervene in the lawsuit. Healthcare companies may decide to agree to large settlements with the government and/or whistleblowers to avoid the cost and negative publicity associated with litigation. In addition, the Affordable Care Act amended federal law to provide that a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Criminal prosecution is possible for knowingly making or presenting a false or fictitious or fraudulent claim to the federal government.

Federal Physician Self-Referral Law. The Federal Physician Self-Referral Law, also referred to as the Stark Law, prohibits a physician (or an immediate family member of a physician) who has a financial relationship with an entity from referring patients to that entity for certain designated health services, including durable medical equipment and supplies, payable by Medicare, unless an exception applies. The Stark Law also prohibits such an entity from presenting or causing to be presented a claim to the Medicare program for such designated health services provided pursuant to a prohibited referral, and provides that certain collections related to any such claims must be refunded in a timely manner. Exceptions to the Stark Law include, among other things, exceptions for certain financial relationships, including both ownership and compensation arrangements. The Stark Law is a strict liability statute: to the extent that the statute is implicated and an exception does not apply, the statute is violated. In addition to the Stark Law, many states have implemented similar physician self-referral prohibitions that may extend to Medicaid, third party payors, and self-pay patients. Violations of the Stark Law must be reported and unauthorized claims must be refunded to Medicare in order to avoid potential liability under the federal False Claims Act for avoiding a known obligation to return identified overpayments. Violations of the Stark Law, the Anti-Kickback Statute, the Civil Monetary Penalties Law and/or the federal False Claims Act can also form the basis for exclusion from participation in federal and state healthcare programs.

Civil Monetary Penalties Law. The Civil Monetary Penalties Law (“CMPL”) authorizes the imposition of substantial civil money penalties against an entity that engages in certain prohibited activities including but not limited to violations of the Stark Law or Anti-Kickback Statute, knowing submission of a false or fraudulent claim, employment of an excluded individual, and the provision or offer of anything of value to a Medicare or Medicaid beneficiary that the transferring party knows or should know is likely to influence beneficiary selection of a particular provider for which payment may be made in whole or part by a federal healthcare program, commonly known as the Beneficiary Inducement CMP. Remuneration is defined under the CMPL as any transfer of items or services for free or for less than fair market value. There are certain exceptions to the definition of remuneration for offerings that meet the Financial Need, Preventative Care, or Promoting Access to Care exceptions (as defined in the CMPL). Sanctions for violations of the CMPL include civil monetary penalties and administrative penalties up to and including exclusion from participation in federal healthcare programs.

State Analogs of Federal Fraud and Abuse Laws. Many U.S. states have their own laws intended to protect against fraud and abuse in the healthcare industry and more broadly. In some cases these laws prohibit or regulate additional conduct beyond what federal law affects. Penalties for violating these laws can range from fines to criminal sanctions.

HIPAA. The Health Insurance Portability and Accountability Act of 1996, as amended by the American Recovery and Reinvestment Act of 2009, and implementing regulations (“HIPAA”), created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

FCPA and Other Anti-Bribery and Anti-Corruption Laws. The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The scope of the

FCPA would include interactions with certain healthcare professionals or organizations in many countries. The Company’s present and future business has been and will continue to be subject to various other U.S. and foreign laws, rules and/or regulations.

Physician Payment Sunshine Act. Manufacturers of U.S. FDA-regulated devices reimbursable by federal healthcare programs are subject to the Physician Payment Sunshine Act, which requires manufacturers to track and annually report certain payments and other transfers of value made to U.S.-licensed physicians or U.S. teaching hospitals. As a manufacturer of U.S. FDA regulated devices reimbursable by federal healthcare programs, the Company is subject to this law. The Company is also required to report certain ownership interests held by physicians and their immediate family members. In 2018, the law was extended to require tracking and reporting of transfers of value to physician assistants, nurse practitioners, and other mid-level practitioners. Reporting requirements will go into effect in 2022 for payments and transfers of value made to these additional practitioner-types in 2021. The law carries penalties of up to $1.15 million per year for violations, depending on the circumstances, and payments reported also have the potential to draw scrutiny on payments to and relationships with physicians, which may have implications under the Anti-Kickback Statute, Stark Law and other healthcare laws.

In addition, there has been a recent trend of increased federal and state regulation of payments and other transfers of value provided to healthcare professionals and entities. Similar to the federal law, certain states also have adopted marketing and/or transparency laws relevant to device manufacturers, some of which are broader in scope. Certain states also mandate that device manufacturers implement compliance programs. Other states impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation, and other remuneration to healthcare professionals and entities. The need to build and maintain a robust compliance program with different compliance and/or reporting requirements increases the possibility that a healthcare company may violate one or more of the requirements, resulting in fines and penalties.

U.S. Security and Data Privacy Laws

HIPAA, as well as a number of other federal and state privacy-related laws, extensively regulate the use and disclosure of individually identifiable health information, known as “protected health information” or “PHI.” HIPAA applies to health plans, healthcare providers who engage in certain standard healthcare transactions electronically, such as electronic billing, and healthcare clearinghouses, all of which are referred to as “covered entities” under HIPAA. State imposed health information privacy and security laws typically apply based on licensure, for example, licensed providers or licensed entities are limited in their ability to use and share health information.

Additionally, all states have enacted legislation protecting the privacy and security of “personal information” such as identifiable financial or health information, social security number and credit card information. These laws overlap and apply simultaneously with federal privacy and security requirements and regulated entities must comply with all of them. The California Consumer Privacy Act (“CCPA”) that went into effect January 1, 2020, is one of the most restrictive state privacy laws, protecting a wide variety of personal information and granting significant rights to California residents with respect to their personal information. In dealing with health information for the development of its technology or for commercial purposes, the Company will be indirectly affected by HIPAA and state-imposed health information privacy and security laws because these laws regulate the ability of the Company’s customers and research collaborators to share health information with the Company. Additionally, the Company must identify and comply with all applicable state laws for the protection of personal information with respect to employee information or other personal information that the Company collects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VSEE

The following discussion and analysis provide information that VSee’s management believes is relevant to an assessment and understanding of the results of operations and financial condition of VSee Lab, Inc. (“VSee”) (for purposes of this section, collectively referred as the “Company”, “we,” “us” and “our”). The discussion should be read together with “Selected Historical Financial and Operating Data of VSee” and the historical unaudited financial statements as of and for the nine months ended September 30, 2022 and 2021, and the related respective notes thereto, included elsewhere in this proxy statement/prospectus/consent solicitation. The discussion and analysis should also be read together with VSee’s audited financial information for the years ended December 31, 2021 and 2020. This discussion may contain forward-looking statements based upon VSee’s current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

VSee is a telehealth software platform. VSee’s proprietary technology platform and modular software solution empower users to plug and play telehealth services with end-to-end encrypted video streaming integrated with medical device data, electronic medical records, and other sensitive data, with multiple other interactive functionalities that enable teamwork that VSee believes are not available from any other system worldwide.

Our company’s core platform is a highly scalable, integrated, application program interface (“API”) driven technology platform, for virtual healthcare delivery, with multiple real-time integrations spanning the healthcare ecosystem. Our platform’s APIs power external connectivity and deep integration with a wide range of payors, electronic medical records, third party applications, and other interfaces with employers, hospital systems, and health systems, which we believe uniquely positions us as a long-term partner meeting the unique needs of the rapidly changing, healthcare industry. Our company will also be able to white label our solutions so they fit into the plans and strategies of our clients, all on a platform that is high-performance and highly scalable.

Telehealth Platform Solutions

Our combined company will offer our Telehealth Solutions to health systems, medical groups, and individual medical practitioners. Our customers purchase access to a suite of pre-built telehealth modules to fully customize their virtual care model, including API driven technology platform for virtual healthcare delivery, and multiple real-time integrations of smart connected devices with sophisticated data science to deliver personalized health insight for use by medical professionals. Our customers purchase a subscription for access to our Telehealth Solutions.

Pricing is based on the customer size ranging from a simple solo practice room to a custom multi-clinic solution for hundreds of providers. Our combined company will offer our Telehealth Solutions on a per-user subscription basis as basic or enterprise levels, and a reduced-functionality version to our single physician users for free.

Material Trends, Events and Uncertainties

Impact of the COVID-19 Pandemic

The extent to which the coronavirus (“COVID-19”) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Global health concerns relating to the COVID-19 outbreak have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. Risks related to consumers and businesses lowering or changing spending, which impact domestic and international spend. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and business shutdowns. These measures have not only negatively impacted consumer spending and business spending habits, but they have also adversely impacted and may further impact our workforce and operations and the operations of its customers, suppliers, and business partners. These measures may remain in place for a significant period of time, and they are likely to continue to adversely affect our business, results of operations and financial condition. The spread of COVID-19 has caused us to modify our company’s business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events, and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities.

The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 outbreak has subsided, we may continue to experience materially adverse impacts to our business because of its global economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events which may provide guidance as to the effect of the spread of COVID-19 and a global pandemic, and, as a result, the ultimate impact of the COVID-19 outbreak or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of the impacts on our business, our operations, or the global economy. However, the effects could have a material impact on our results of operations, and we will continue to monitor the COVID-19 situation closely. As of November 2021, multiple variants of the COVID-19 virus are circulating globally that are highly transmissible, and there is uncertainty around vaccine effectiveness on the new strains of the virus. Uncertainty around vaccine distribution, supply and effectiveness will impact when the negative economic effects as a result of COVID-19 will abate or end and the timing of such recovery may affect our financial condition.

Performance Factors

We believe that our future performance will depend on many factors, including the following:

The Rapid Transformation of the Telehealth Market

The Telehealth market today is one characterized by rapid transformation, with major customers and hospital systems looking to build or add capabilities and major legacy competitors looking to shore up historical limitations. We believe that the rapid transformation of the telehealth market indicates strong future growth of the market, and our current offerings provide an attractive value proposition to health systems, medical groups, and individual medical practitioners, driving higher market share. We plan to continue to harness our scale to further grow the value proposition of our platform for all stakeholders.

Ability to Expand Within the Market and Attract New Customers

Telehealth is still in its total infancy stages in terms of utilization, scope, and services. Most of the growth is expected within hospital systems, definition, and segmentation structure, and we believe our software platform and services have significant potential. We plan to leverage our industry relationships with government, hospital systems and insurance providers to increase our customer base.

Innovation and New Product Offerings

Despite the rapid advancements in technology, growth in virtual healthcare delivery, and improvement in decision support algorithms and machine learning tools, Telehealth Technology Solutions have not fully penetrated medicine and hospital systems to become the standard methodology of care and represent less than 1% of total healthcare spending according to Grandview Research. Major reasons for Telehealth solutions not capturing its full potential include:

●	Many of the existing video and hardware and software used in telehealth are repurposed businesses that are not healthcare specific.
●	Remote monitoring/diagnostic devices do not readily integrate into telehealth systems limiting doctors real time metrics to enable diagnostics and assessment.
●	Backend software coordination is not optimized for telehealth use and connectivity, resulting in significant greater complexity and costs for implementation.
●	The software and code foundations of the early telemedicine companies have major functionality limitations and arduous implementation and incremental coding/connectivity requirements adding significant cost and reducing functionality.

We believe our technology solutions meet the performance and compliance standards in healthcare, increase the sharing of patient history, files and scheduling are integrated into the video view for doctors, create sophisticated video engagement between patients, staff and doctors and seamlessly integrate patients’ records to provide more comprehensive telehealth care. We believe our ability to invest in new technology and develop new features, modules, and solutions will be critical to our long-term success.

Critical Accounting Policies and Estimates

Basis of Presentation and Consolidation

The accompanying consolidated financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts stated in the consolidated financial statements and accompanying notes. These judgments, estimates, and assumptions are used for, but not limited to, the determination of revenue recognition, the valuation of the Company’s common stock, allowance for doubtful accounts, and income taxes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and best estimates and judgments routinely require adjustment. Actual results could differ from those estimates.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. The Company’s federal tax return and any state tax returns are not currently under examination.

The Company has adopted Accounting Standards Codification (“ASC”) 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). ASC 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services.

The Company determines revenue recognition in accordance with ASC 606, through the following five steps:

1)	Identify the contract with a customer

The Company considers the terms and conditions of its contracts and the Company’s customary business practices in identifying its contracts under ASC 606. The Company determines it has a contract with a customer when the contract has been approved by both parties, it can identify each party’s rights regarding the services to be transferred and the payment terms for the services, it has determined the customer to have the ability and intent to pay, and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history or, in the case of a new customer, credit and financial information pertaining to the customer.

Contractual terms for subscription services are typically 12 months. Contracts are cancellable with a 30-day notice period and customers are billed in annual, quarterly, or monthly installments in advance of the service period of the subscription. The Company is not required to refund any prorated prepayment fees invoiced to cover services that were provided.

2)	Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. The Company’s contracts typically contain cancellation clauses with advance notice, therefore, the Company does not believe that they have any material outstanding commitments for future revenues beyond one year from the end of a reporting period.

The Company treats each subscription to a specific module as a distinct performance obligation because each module is capable of being distinct as the customer can benefit from the subscription to each module on its own and each subscription can be sold standalone. Furthermore, the subscriptions to individual modules are distinct in the context of the contract as (1) the Company is not integrating the services with other services promised in the contract into a bundle of services that represent a combined output, (2) the subscriptions to specific modules do not significantly modify or customize the subscription to another module, and (3) the specific modules are not highly interdependent or highly interrelated. The subscription to each module is treated as a series of distinct performance obligations because it is distinct and substantially the same, satisfied over time, and has the same measure of progress.

3)	Determine the transaction price

The transaction price is determined based on the consideration the Company expects to be entitled to in exchange for transferring services to the customer. Under the contracts, the clients pay a fixed rate per user per subscription service. Prior to the start of a contract, clients generally make upfront nonrefundable payments to the Company when contracting for implementation services.

The contract pricing is fixed and stated in the arrangements based on the work to be performed by the Company and represent the amount the Company is entitled to for delivering such goods and services. The quoted fees per promise and performance obligation are based on the most likely amount method for what the Company expects to collect.

4)	Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price (“SSP”). The determination of a SSP for each distinct performance obligation requires judgment. The Company believes the quoted transaction prices in the customer contracts represent the stand alone selling prices for each of the separate performance obligations that are distinct and priced separately within the contract.

5)	Recognize revenue when or as the Company satisfies a performance obligation

Revenue is recognized when or as control of the promised goods or service is transferred to the customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Subscriptions represent a series of distinct goods or services because the performance obligations are satisfied over time as customers simultaneously receive and consume the benefits related to the services as the Company performs. In the case of module specific subscriptions, a consistent level of service is provided during each monthly period of subscription to the Company’s platform. The Company commences revenue recognition when the customer is provided with platform subscription for the initial monthly period and revenue is recognized over time as a consistent level of subscription service during the subsequent period is delivered. The Company’s obligation for its integrated subscriptions is to stand-ready throughout the subscription period; therefore, the Company considers an output method of time to measure progress towards satisfaction of its obligations with revenue commencing upon the beginning of the subscription period.

Upfront nonrefundable fees do not result in the transfer of a promised good or service to the client, therefore, the Company defers this revenue and recognizes it over the subscription period of the customer contract. Deferred revenue consists of the unamortized balance of nonrefundable upfront fees which are classified as current and non-current based on the timing of when the Company expects to recognize revenue.

Cost of Revenue

Cost of revenue consists primarily of expenses related to cloud hosting, personnel-related expenses for the Company’s customer success team, costs for third-party software services and contractors, and other services used in connection with delivery and support of the Company’s platform subscription services.

Net Income (Loss) Per Common Share

The Company computes income (loss) per common share, in accordance with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. No potential dilutive common shares are included in the computation of any diluted per share amount when a loss is reported.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents. The Company maintains its cash balances with commercial banks in non-interest-bearing accounts, which do not exceed the FDIC insured limits. Cash and cash equivalents include cash held in checking and savings accounts. The carrying amount of its cash equivalents approximates their fair value due to the short maturities of these instruments.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Fair Value of Financial Instruments

ASC subtopic 825-10, Financial Instruments (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

COVID-19 Disclosure

The 2022 and 2021 operations reflect the impact of COVID-19 throughout the periods. Restrictions continued to impact the Company’s global operations, with key sales channels remaining in varied states of impact and recovery. During the pandemic, non e-commerce sales channels experienced varying levels of disruption. COVID-19 also prolonged logistics and delayed progress on the Company's fund raising.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Credit Losses — Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses (“CECL”) to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning January 1, 2021, and the adoption did not have a material on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, to simplify how entities assess goodwill for impairment by eliminating Step 2 from the goodwill impairment test. As amended, the goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. This guidance is effective for the Company beginning January 1, 2021 and did not have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, that simplifies the accounting for income taxes by removing certain exceptions to the general principles in such areas as intraperiod tax allocation, year-to-date losses in interim periods, and deferred tax liabilities related to outside basis differences. Amendments also include simplifications in other areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements, and interim recognition of enactment of tax laws or rate changes. This guidance is effective for the Company beginning January 1, 2021 and did not have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“AUS 2020-06”). ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP.

Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective January 1, 2024, for the Company. Early adoption is permitted, but no earlier than January 1, 2021, including interim periods within that year. Management is currently evaluating the effect of the adoption of ASU 2020-06 on the consolidated financial statements, but currently does not believe ASU 2020-06 will have a significant impact on the Company’s consolidated financial statements.

Financial Statement Components

Revenue

VSee generates revenue from subscription services to its software platform. Subscriptions represent a series of distinct goods or services because the performance obligations are satisfied over time as customers simultaneously receive and consume the benefits related to the services as VSee performs.

Cost of Revenue

VSee’s cost of revenue consists primarily of expenses related to cloud hosting, personnel-related expenses for VSee’s customer success team, costs for third-party software services and contractors, and other services.

Operating expenses

VSee’s operating expenses include all operating costs not included in cost of revenue. These costs consist of general and administrative expenses composed primarily of all payroll and payroll-related expenses, professional fees, and other costs related to the administration of its business.

Nine Months Ended September 30, 2022 and 2021 Results of Operations

The following table presents VSee’s results of operations for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended September 30,
	2022 (unaudited)	2021 (unaudited)	Change	%
Revenues	$4,847,989	$5,604,794	$(756,805)	(14)%
Cost of revenue	1,143,416	914,399	229,017	25%
Gross profit	3,704,573	4,690,395	(985,822)	(21)%
Operating expenses	4,434,837	3,679,695	755,142	21%
Other income	75,005	955	74,050	NM
Net (loss) income before taxes	(655,259)	1,011,655	(1,666,914)	(165)%
Income tax benefit (expense)	181,838	(283,097)	464,935	164%
Net income (loss)	$(473,421)	$728,558	$(1,201,979)	(165)%

Revenue

Revenue was $4,847,989 for the nine months ended September 30, 2022, compared to $5,604,794 for the nine months ended September 30, 2021, a decrease of $756,805 or 14%. The decrease in revenue was primarily due to lower reoccurring subscription revenue from existing clients.

Cost of Revenue

Cost of revenue for the nine months ended September 30, 2022, increased $229,017 or 25%. The increase in cost of revenue was primarily driven by a $193,313 increase in third-party software and cloud hosting services due to service level changes to meet HITRUST security certification, more servers and higher server specifications during the nine months ending September 30, 2022.

Operating Expenses

Operating expenses for the nine months ended September 30, 2022, increased $755,142 or 21%. The increase was driven by higher compensation and related benefit expenses from headcount growth and higher general and administrative expenses from increases in software expenses and higher utilization of professional services.

Other Income

Other income during the nine months ended September 30, 2022, increased $74,050 or 100% due to $75,000 of contributions to fund case studies related to Project Aimie.

Net (Loss) Income

Net (loss) was ($473,421) for the nine months ended September 30, 2022, compared to net income of $728,558 for the nine months ended September 30, 2021, a decrease of $1,201,979 or 165% driven by lower subscription revenue and the higher operating expenses.

Cash Flows

The following table presents selected captions from VSee’s consolidated statements of cash flows for the nine months ended September 30, 2022 and 2021:

	For the Nine Months Ended September 30,
	2022 (unaudited)	2021 (unaudited)
Net cash (used in) provided by operating activities	$(329,401)	$366,083
Net cash (used in) investing activities	$—	$—
Net cash provided by financing activities	$110,000	$26,200
Change in cash	$(219,401)	$392,283

VSee’s principal sources of liquidity are cash and cash equivalents, totaling $127,039 and $1,167,525 as of September 30, 2022, and 2021, respectively.

VSee’s future capital requirements will depend on many factors including our growth rate, contract renewal activity, number of subscription renewals, and the continuing market acceptance of telehealth, and debt funding.

Cash Provided by (Used in) Operating Activities

Cash used in operating activities was ($329,401) for the nine months ended September 30, 2022. This consisted of net (loss) of ($473,421), adjusted for non-cash items of $15,131, and an increase in net changes in operating assets and liabilities of $128,889. The net changes in operating assets and liabilities were primarily driven by higher accounts payable and accrued liabilities and due to related party, and partially offset by the increases in deferred tax assets, accounts receivable, and prepaid and other assets.

Cash provided by operating activities was $366,083 for the nine months ended September 30, 2021. This consisted of net income of $728,558, adjusted for a decrease net change in operating assets and liabilities of ($362,475). The net changes in operating assets and liabilities were primarily driven by lower deferred revenue and higher prepaid and other current assets, partially offset by lower accounts receivable and deferred tax asset.

Cash Provided by Financing Activities

Cash provided by financing activities for the nine months ended September 30, 2022, was $110,000 and consisted of the proceeds from loan payable. Cash provided by financing activities for the nine months ended September 30, 2021, was $26,200 and consisted of the proceeds from sale of common stock.

Years Ended December 31, 2021 and 2020 Results of Operations

The following table presents VSee’s results of operations for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,
	2021	2020	Variance	%
Revenue	$7,337,371	$6,804,902	$532,469	8%
Cost of revenue	1,413,477	1,340,498	72,979	5%
Gross profit	5,923,894	5,464,404	459,490	8%
Operating expenses	5,671,614	5,059,906	611,708	12%
Other income (expense)	134,064	(45,028)	179,092	398%
Net income from before taxes	386,344	359,470	26,874	7%
Provision for income taxes	108,113	100,593	7,520	7%
Net income (loss)	$278,231	$258,877	$19,354	7%

Revenue

Total revenue was $7,337,371 for the year ended December 31, 2021, compared to $6,804,902 for the year ended December 31, 2020, an increase of $532,469, or 8%. The increase in revenue was primarily due to higher reoccurring subscription revenue from existing clients.

Cost of Revenue

Cost of revenue for the year ended December 31, 2021, increased $72,979, or 5%, compared to the year ended December 31, 2020. The increase in cost of revenue was driven by a $109, 774 increase in third-party software and cloud hosting services to support the expanded use of VSee’s platform solutions that led to an increase in user engagement on VSee’s platform.

Operating Expenses

Operating expenses for the year ended December 31, 2021, increased $611,708, or 12%, compared to the year ended December 31, 2020. The increase in operating expenses was driven by a $714,840 increase in personnel-related costs from headcount growth. The increase was offset by a reduction in consulting and professional services expenses.

Other Income (Expense)

Other income (expense) during the year ended December 31, 2021, was $134,064, compared to other (expense) of ($45,028) for the year ended December 31, 2020, an increase of $179,092, or 398%. The increase in other income (expense), net was primarily driven by $133,078 gain in loan forgiveness during the year ended December 31, 2021, and a $45,032 reduction in interest expense.

Net Income

Net income was $278,231 for the year ended December 31, 2021, compared to $258,877 for the year ended December 31, 2020, an increase of $19,354 or 7% driven by revenue growth.

Cash Flows

The following table presents selected captions from VSee’s statement of cash flows for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
Net cash provided by (used in) from operating activities	$(459,802)	$789,117
Net cash provided by (used in) from investing activities	$—	$—
Net cash provided by (used in) from financing activities	$31,000	$(83,672)
Change in cash	$(428,802)	$705,445

VSee’s principal sources of liquidity are cash and cash equivalents, totaling $346,440 and $775,242 as of December 31, 2021, and 2020, respectively.

Cash Provided by (Used in) Operating Activities

Cash flows provided by (used in) operating activities consist of net income adjusted for certain non-cash items and the cash effect of changes in assets and liabilities.

Cash provided by (used in) operating activities was ($459,802) for the year ended December 31, 2021. This consisted of net income of $278,231, adjusted for non-cash adjustment of gain on forgiveness of debt of ($133,078) and a decrease in net changes in operating assets and liabilities of $604,955. The net changes in operating assets and liabilities were primarily driven by the decrease in deferred revenue and was partially offset by lower accounts receivable.

Cash provided by operating activities was $789,117 for the year ended December 31, 2020. This consisted of net income of $258,877, adjusted for an increase in net change in operating assets and liabilities of $530,240. The net changes in operating assets and liabilities were primarily driven by higher deferred revenue and partially offset by higher accounts receivable.

Cash Provided by (Used in) Financing Activities

Cash provided by financing activities for the year ended December 31, 2021, was $31,000 consisted of proceeds from issuance of common stock. Cash used by financing activities for the year ended December 31, 2020, was ($83,672), consisted of $216,750 repayment on related party debt and partially offset by $133,078 proceeds from a Paycheck Protection Program loan from the Small Business Administration.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF IDOC

The following discussion and analysis provide information that iDoc’s management believes is relevant to an assessment and understanding of the results of operations and financial condition of iDoc Virtual Telehealth Solutions, Inc. (“iDoc”) (for purposes of this section, collectively referred as the “Company”, “we,” “us” and “our”). The discussion should be read together with “Selected Historical Financial and Operating Data of iDoc” and the historical unaudited financial statements as of and for the nine months ended September 30, 2022 and 2021, and the related respective notes thereto, included elsewhere in this proxy statement/prospectus/consent solicitation. The discussion and analysis should also be read together with iDoc’s audited financial information for the years ended December 31, 2021 and 2020. This discussion may contain forward-looking statements based upon iDoc’s current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

iDoc is a high acuity patient care solution providing elite physician services in intensive care units of our major hospital systems and other customers. iDoc delivers neuro-critical care through a proprietary technology platform. iDoc serves a diverse range of customers from large hospital systems to small/micro hospitals, to long-term acute care (LTAC) facilities to correctional facilities and others. In addition to the specialization of neuro critical care, iDoc provides general tele-critical care services, and specialty e-consults to large organizations such as correctional facilities.

iDoc has an experienced team of board-certified intensivists, neurointensivists, neurologists, and advanced practice providers that treat and coordinate care for acutely ill patients 24/7 in the Neurointensive Care Unit (“NICU”) and Intensive Care Unit (“ICU”) for stroke, brain trauma, spinal cord, and all other neurological conditions. Our Neurocritical care experts will also help develop multidisciplinary plans of care to optimally treat neurological conditions in relation to their overall medical needs. Our Neuro Critical care service delivery will focus on physicians and provider services in Teleneurocritical care, epileptology, and teleneurology. In addition to standard interventions, our Neurocritical care experts will offer specific care including monitoring Intracranial pressure, cerebral hemodynamics, advanced multimodal neuro monitoring (brain oximetry, cerebral microdialysis and continuous electroencephalography).

The Company aspires to be a leading tele-neuro critical care provider and have the potential to become a market leader in the specialty provider market. The Company generates revenue from our patient fees related to insurance billings for patient Tele-Neuro critical and ICU at hospitals and hospital systems. The Company also generates revenue from telehealth and institutional fees by providing Tele-Neuro critical and ICU management and administration at hospitals and hospital systems, telehealth consulting and monitoring services, including EEG reads and other ancillary medical services.

Patient Fees

Our combined company will collaborate with partner hospitals’ critical care team to provide health care for patients suffering from neurological ailments such as stroke, traumatic brain injury, neuromuscular disorders, spine injury and more. Our fees are paid by national insurance companies covering the cost of inpatient healthcare services.

Telehealth and Institutional Fees

Our combined company will provide hospitals and hospital systems with consulting, management, and administrative services to appropriately create or ensure efficient operation of Neurocritical Care Telemedicine or ICU Platforms. These services also include telemedicine platform software, telemedicine hardware, EEG on-call services, EEG interpretation fees and medical billing fees.

Material Trends, Events and Uncertainties

Impact of the COVID-19 Pandemic

The extent to which the coronavirus (“COVID-19”) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Global health concerns relating to the COVID-19 outbreak have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. Risks related to consumers and businesses lowering or changing spending, which impact domestic and international spend. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and business shutdowns. These measures have not only negatively impacted consumer spending and business spending habits, but they have also adversely impacted and may further impact our workforce and operations and the operations of its customers, suppliers, and business partners. These measures may remain in place for a significant period of time, and they are likely to continue to adversely affect our business, results of operations and financial condition. The spread of COVID-19 has caused us to modify our company’s business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events, and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities.

The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

Even after the COVID-19 outbreak has subsided, we may continue to experience materially adverse impacts to our business because of its global economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events which may provide guidance as to the effect of the spread of COVID-19 and a global pandemic, and, as a result, the ultimate impact of the COVID-19 outbreak or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of the impacts on our business, our operations, or the global economy. However, the effects could have a material impact on our results of operations, and we will continue to monitor the COVID-19 situation closely. As of November 2021, multiple variants of the COVID-19 virus are circulating globally that are highly transmissible, and there is uncertainty around vaccine effectiveness on the new strains of the virus.

Uncertainty around vaccine distribution, supply and effectiveness will impact when the negative economic effects as a result of COVID-19 will abate or end and the timing of such recovery may affect our financial condition.

Performance Factors

We believe that our future performance will depend on many factors, including the following:

The Rapid Transformation of the Telehealth Market

The Telehealth market today is one characterized by rapid transformation, with major customers and hospital systems looking to build or add capabilities and major legacy competitors looking to shore up historical limitations. We believe that the rapid transformation of the telehealth market indicates strong future growth of the market, and our current offerings provide an attractive value proposition to health systems, medical groups, and individual medical practitioners, driving higher market share. We plan to continue to harness our scale to further grow the value proposition of our platform for all stakeholders.

Ability to Expand Within the Market and Attract New Customers

Telehealth is still in its total infancy stages in terms of utilization, scope, and services. Most of the growth is expected within hospital systems, definition, and segmentation structure, and we believe our software platform and services have significant potential. We plan to leverage our industry relationships with government, hospital systems and insurance providers to increase our customer base.

Critical Accounting Policies and Estimates

Basis of Presentation and Principles of Consolidation

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts stated in the consolidated financial statements and accompanying notes.

These judgments, estimates, and assumptions are used for, but not limited to, the determination of revenue recognition, the valuation of the Company’s common stock, allowance for doubtful accounts, and income taxes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and best estimates and judgments routinely require adjustment. Actual results could differ from those estimates.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. The Company’s federal tax return and any state tax returns are not currently under examination.

The Company has adopted Accounting Standards Codification (“ASC”) 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition

The Company recognizes revenue using a five-step model:

1)Identify the contract(s) with a customer;
2)Identify the performance obligation(s) in the contract;
3)Determine the transaction price;
4)Allocate the transaction price to the performance obligations in the contract; and
5)Recognize revenue when (or as) it satisfies a performance obligation.

Telemedicine Services Contracts and Performance Obligation

The Company enters into service contracts mainly in the following categories with hospitals or hospital systems, physician practice groups, and other users. Under the contracts, the customers pay a fixed monthly fee for our services described below.

Contract For Telemedicine Care Services

Performance obligations in the contract for telemedicine care are based on services provided via the use of multi-participant video conferencing, and electronic communication for 24 hours per day, seven days per week during for the duration of the contract and on-site performance based on a shorter duration. Performance obligations are met when the Company provides administrative, business and medical records and reports related to their professional services rendered pursuant to the agreement in such format and upon such interval as hospitals may require.

Contract For EEG Professional Interpretation Services

Performance obligations in the contract for EEG professional interpretation services are based on providing on-call EEG coverage on a monthly basis, and the number of professional services EEG interpretation provided monthly. Performance obligation in the contract for these services transferred to the customer are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To facilitate the delivery of the consultation services, the facilities use telemedicine equipment and the company’s virtual health care platform, which is provided and installed by the Company.

Performance obligation is satisfied based on the number of EEG professional interpretation provided by the Company. The number of professional interpretation is traced monthly by both parties and used to determine the revenue earned.

Contract for Telemedicine Consultations for Neurocritical Care

Performance obligations in the contract for telemedicine consultations for neurocritical care are based on services provided via the use of multi-participant video conferencing and electronic communication for 13 hours per day, seven days per week for the duration of the contract. To facilitate the delivery of the consultation services, the facilities use telemedicine equipment and the Company’s virtual health care platform, which is provided and installed by the Company. The Company also provides hospitals with user training, maintenance, and support services for the telemedicine equipment used to perform the consultation services. Prior to the start of a contract, customers generally make upfront nonrefundable payments to the Company when contracting for Company training, maintenance, equipment and implementation services.

Performance obligation is satisfied by providing professional Neuro-ICU coverage the client uses daily during the each month. The Company’s physicians are included in the client's physician scheduling monthly and services are provided based on the provided scheduled professional Neuro-ICU coverage. The Company's physicians use the software and hardware platform to provide telemedicine services and the fees are fixed and deterred for the platform support.

For patient fees, performance obligations are met when the Company's physicians provide professional medical services to patients at the client as this is deemed as transfer of goods and services to respective patients. The patient benefits from the professional services when care is render by the Company's medical professionals. The revenue is determined based on the telemedicine billing code(s) associated with the respective professional service rendered to patients.

Our customer contracts typically range in length from two to three years, with an automatic renewal process. We either invoice our customers for the monthly fixed fee in advance or at the end of the month, depending on the terms of the contract. Our contracts typically contain cancellation clauses with advance notice; therefore, we do not believe that we have any material outstanding commitment for future revenues beyond one year from the end of a reporting period.

Revenues are recognized when the Company satisfies its performance obligation to provide tele- physician hours and telemedicine consultation services. The consultations covered by the fixed monthly fee and obligation to provide on-demand consultations represented 29% and 43% of revenues for the nine months ended September 30, 2022 and 2021, respectively.

Determination of Pricing for Services

The Company believes the quoted transaction prices in the customer contracts represent the stand-alone selling prices for each of the separate performance obligations which are distinct and priced separately within the contract. The transaction price for each service provided is independent and established in the contract and based on the duration of service provided or for a rate for service provided. Fees are established distantly based on the service transferred to the client.

General Service Contracts

Under most of the Company’s contracts, including contracts with our two top customers, the customer pays fixed monthly fees for telemedicine consultation services, EEG professional interpretation services, platform software services, and hardware fees. The fixed monthly fee provides for a predetermined number of daily, monthly, or annual physician hours of coverage and agreed upon rates for interpretation and software services.

To facilitate the delivery of the consultation services, the facilities use telemedicine equipment and the company’s virtual health care platform, which is provided and installed by the Company. The Company also provides the hospitals with user training, maintenance and support services for the telemedicine equipment used to perform the consultation services. Prior to the start of a contract, customers generally make upfront nonrefundable payments to the Company when contracting for Company training, maintenance, equipment and implementation services.

Contracts Involving Third-Party Payors

Under certain contracts, the Company receives payments from patients, third-party payers and others for services rendered. The third-party payers pay the Company based on contracted rates or the entities’ billed charges. Payments received from third-party payers are generally less than billed charges. The Company receives less than its total established charges for its services. The Company determines the transaction price on patient fees based on standard charges for services provided, reduced by adjustments provided to third-party payors, and implicit price concessions provided to uninsured patients. The Company monitors its revenue and receivables from third-party payers and records an estimated contractual allowance to properly account for the differences between billed and reimbursed amounts.

Revenue from third-party payers is presented net of an estimated provision for contractual adjustments. Patient revenues are net of service credits and service adjustments, and allowance for doubtful accounts receivable. These adjustments and implicit price concessions represent the difference between the amount billed and the estimated consideration the Company expects to receive, based on historical collection experience, market conditions and other factors.

Telemedicine and General Billing

The company enters into contracts with hospitals, physician practice groups, and other users for billing services. Medical billing services fees include amounts charged for ongoing billing, clinical-related, and other related services and are generally billed to the customer as a percentage of total collections. The Company does not recognize revenue for business services fees until these collections are made, as the services fees are not fixed and determinable until such time. Medical billing services fees also include amounts charged to customers for generating and mailing patient statements and are recognized as the related services are performed.

Our clients typically purchase one-year contracts that renew automatically upon completion. In most cases, our clients may terminate their agreements with 90 days notice without cause. We typically retain the right to terminate client agreements in a similar timeframe. Our clients are billed monthly, in arrears, based either upon a percentage of collections, minimum fees, flat fees, or per-claim fees where applicable. Invoices are generated within the first two weeks of the subsequent month and delivered to clients primarily by email.

Services Provided to Top Two Customers

For the Company’s two top customers, the Company promises to provide telemedicine consultations for neurocritical care, EEG professional Interpretation Services, software and hardware platform for virtual telemedicine, and professional health care services to patients. Those professional medical services are required to treat the hospitals’ registered patients' ICU medical conditions and emergency medical conditions.

Cost of Revenue

Cost of revenue consists primarily of expenses related to compensation-related expenses for the Company’s telehealth service providers, costs for third-party software and hardware services and independent medical providers, and other services used in connection with delivery and support of the Company’s telehealth platform.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents. The Company maintains its cash balances with commercial banks in non-interest-bearing accounts, which do not exceed the FDIC insured limits. Cash and cash equivalents include cash held in checking and savings accounts. The carrying amount of its cash equivalents approximates their fair value due to the short maturities of these instruments.

Accounts Receivable

The Company carries its accounts receivable at net realizable value. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of the Company’s clients to pay their invoices.

The allowance for doubtful accounts is calculated based on a general reserve for at risk balances considering the Company’s ability to collect collections as well as current credit conditions of third-party payers. The allowance for doubtful accounts was $600,308 and $254,437 as of September 30, 2022 and December 31, 2021, respectively.

Leases

The Company accounts for leases under ASU 2016-02, “Leases” (Topic 842). Based on this standard, the Company determines if an agreement is a lease at inception. Operating leases are included in right-of-use asset, current portion of right-of-use liability, and right-of-use liability, less current portion in the Company’s consolidated balance sheets.

As permitted under ASU 2016-02, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

Net Income (Loss) Per Common Share

The Company computes income (loss) per common share, in accordance with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. No potential dilutive common shares are included in the computation of any diluted per share amount when a loss is reported.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
Level 2:

Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3:

Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Fair Value of Financial Instruments

ASC subtopic 825-10, Financial Instruments (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

Fixed Assets

Fixed Assets are recorded at historical cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets. During the nine months ended September 30, 2022, the Company purchased office and medical equipment. They are being depreciated over three to five year useful lives.

Impairment of Long-lived and Intangible Assets

In accordance with ASC 360-10, the Company, on a regular basis, reviews the carrying amount of long-lived assets for the existence of facts or circumstances, both internally and externally, that suggest impairment. The Company determines if the carrying amount of a long-lived asset is impaired based on anticipated undiscounted cash flows, before interest, from the use of the asset. In the event of impairment, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined based on the appraised value of the assets or the anticipated cash flows from the use of the asset, discounted at a rate commensurate with the risk involved. There were no impairment charges recorded during the nine months ended September 30, 2022 and the year ended December 31, 2021.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Credit Losses — Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses (“CECL”) to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning January 1, 2021, and the adoption did not have a material on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, to simplify how entities assess goodwill for impairment by eliminating Step 2 from the goodwill impairment test. As amended, the goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. This guidance is effective for the Company beginning January 1, 2021 and did not have a material impact on the consolidated financial statements.

In March 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, that simplifies the accounting for income taxes by removing certain exceptions to the general principles in such areas as intraperiod tax allocation, year-to-date losses in interim periods, and deferred tax liabilities related to outside basis differences. Amendments also include simplifications in other areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements, and interim recognition of enactment of tax laws or rate changes. This guidance is effective for the Company beginning January 1, 2021 and did not have a material impact on the consolidated financial statements.

In August 2021, the FASB issued ASU No. 2021-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“AUS 2021-06”). ASU 2021-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP.

Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2021-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2021-06 will be effective January 1, 2024, for the Company.

Early adoption is permitted, but no earlier than January 1, 2022, including interim periods within that year. Management is currently evaluating the effect of the adoption of ASU 2021-06 on the consolidated financial statements, but currently does not believe ASU 2021-06 will have a significant impact on the Company’s consolidated financial statements.

Financial Statement Components

Revenue

iDoc establishes management and administrative services contracts with hospitals or hospital systems to provide telehealth physician services to acute patients of the hospitals or hospital systems. iDoc also generate revenue by directly billing the insurance companies for care provided at hospitals or hospital systems. iDoc’s contracts typically range in length from two to three years, with an automatic renewal process.

Cost of Revenue

iDoc’s cost of revenue is primarily comprised of personnel-related expenses for our employee and consulting physicians and other medical providers, and the costs for third-party software services and hardware used in connection with delivery of high acuity patient care solution when providing elite physician services in the Intensive care units of our major hospital systems and other customers.

Operating expenses

iDoc’s operating expenses include all operating costs not included in cost of revenue. These costs consist of compensation, general and administrative expenses composed primarily of all payroll and payroll- related expenses, professional fees, insurance, software costs, occupancy expenses related to iDoc’s operations, including utilities, depreciation and amortization, and other costs related to the administration of its business.

iDoc Virtual Telehealth Solutions, Inc.

Nine Months Ended September 30, 2022 and 2021 Results of Operations

The following table presents iDoc’s ‘s results of operations for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended September 30,
	2022 (unaudited)	2021 (unaudited)	Change	%
Revenues	$6,317,401	$5,174,970	$1,142,431	22%
Cost of revenue	2,370,568	1,919,200	451,368	24%
Gross profit	3,946,833	3,255,770	691,063	21%
Operating expenses	3,618,394	1,773,955	1,844,439	104%
Other income (expense)	68,104	39,242	28,862	74%
Net income before taxes	396,543	1,521,057	(1,124,514)	(74)%
Income tax benefit (expense)	(95,430)	(391,521)	296,091	76%
Net income (loss)	$301,113	$1,129,536	$(828,423)	(73)%

Revenue

Revenue was $6,317,401 for the nine months ended September 30, 2022, compared to $5,174,970 for the nine months ended September 30, 2021, an increase of $1,142,431, or 22%. The revenue increase was primarily led by the $1,060,383 or 36%, increase in patient fees during the nine months ended September 30, 2022, from higher patient visits.

Cost of Revenue

Cost of revenue for the nine months ended September 30, 2022, increased $451,368, or 24%, compared to the nine months ended September 30, 2021. The increase was primarily driven by the increase in the number of employee and consulting physicians and other medical providers, reflecting an increase in compensation and related benefits costs in line with revenue growth.

Operating Expenses

Operating expenses for the nine months ended September 30, 2022, increased $1,844,439, or 104%, compared to the nine months ended September 30, 2021. The increase was primarily driven by higher compensation and related benefits resulting from the acquisition of Encompass, and headcount growth of the existing business and higher expenses for legal, business consulting and other professional services, bad debt provision, and expenses from the acquisition of Encompass.

Other Income (Expense)

Other income was $68,104 for the nine months ended September 30, 2022, compared to other income of $39,242 for the nine months ended September 30, 2021, an increase of $28,862, or 74%. The change was primarily due to $134,858 of government subsidiary to Encompass offset by $88,251 gain in loan forgiveness on Paycheck Protection Program loan from the Small Business Administration during 2021 and $17,745 of higher interest expense in 2022 compared to the same period last year.

Net Income

Net income was $301,113 for the nine months ended September 30, 2022, compared to $1,129,536 for the nine months ended September 30, 2021, a decrease of $828,423, or 73%. The decrease was primarily due to the increases in operating expenses to support future business growth and the acquisition of Encompass.

Cash Flows

The following table presents selected captions from iDoc’s consolidated statements of cash flows for the nine months ended September 30, 2022 and 2021:

	For the Nine Months Ended September 30,
	2022 (unaudited)	2021 (unaudited)
Net cash (used in) provided by operating activities	$(1,271,535)	$179,628
Net cash (used in) by investing activities	$(194,812)	$—
Net cash provided by financing activities	$1,571,257	$15,021
Change in cash	$104,910	$194,649

iDoc’s principal sources of liquidity are cash and cash equivalents, totaling $218,496 and $235,671 as of September 30, 2022 and 2021, respectively.

iDoc’s future capital requirements will depend on many factors including our growth rate, contract renewal activity, number of visits, the continuing market acceptance of telehealth, and debt funding.

Cash Provided by (Used in) Operating Activities

iDoc’s uses of cash from operating activities are primarily for the payment of cash compensation to its employees and independent contractors, costs for third-party hardware and professional services fees.

Cash used in operating activities was ($1,271,535) for the nine months ended September 30, 2022. This consisted of net income of $301,113 adjusted for non-cash items of $386,308 and a decrease in net changes in operating assets and liabilities of ($1,958,956). The net changes in operating assets and liabilities were primarily driven by increases in accounts receivable and partially offset by higher income taxes payable.

Cash provided by operating activities was $179,628 for the nine months ended September 30, 2021. This consisted of net income of $1,129,536, adjusted for non-cash items of $62,048 and a decrease in net changes in operating assets and liabilities of ($1,011,956). The net changes in operating assets and liabilities were primarily driven by increases in accounts receivable and partially offset by higher income taxes payable and due from related party assets.

Cash Provided by (Used in) Investing Activities

Cash used in investing activities was ($194,812) for the nine months ended September 30, 2022, which primarily consisted of $336,000 of issuance of a note receivable and offset by $120,000 in payments on the note receivable and $39,313 net cash received from the acquisition of the Encompass business. There was no cash (used in) provided by investing activities for the nine months ended September 30, 2021.

Cash Provided by (Used in) Financing Activities

Cash provided by financing activities for the nine months ended September 30, 2022, was $1,571,257 and primarily consisted of $1,466,793 proceeds from notes payable, $210,000 proceeds from sale of common stock, and $70,000 of proceeds from the lines of credit, and offset by $140,093 of payments on notes payable. Cash provided by financing activities for the nine months ended September 30, 2021 was $15,021, which consisted of $392,017 in proceeds from the line of credit, and $53,594 in proceeds from notes payable, offset by $430,590 of payments on the lines of credit.

Years Ended December 31, 2021 and 2020 Results of Operations

The following table presents iDoc’s ‘s results of operations for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,
	2021	2020	Variance	%
Revenue	$6,858,390	$3,641,014	$3,217,376	88%
Cost of revenue	2,816,543	1,612,537	1,204,006	75%
Gross profit	4,041,847	2,028,477	2,013,370	99%
Operating expenses	2,641,481	1,267,144	1,374,337	108%
Other income (expense)	22,578	(121,815)	144,393	119%
Net income from before taxes	1,422,944	639,518	783,426	123%
Provision for income taxes	356,673	157,397	199,276	127%
Net income (loss)	$1,066,271	$482,121	$584,150	121%

Revenue

Total revenue was $6,858,390 for the year ended December 31, 2021, compared to $3,641,014 for the year ended December 31, 2020, an increase of $3,217,376, or 88%. The revenue increase was led by the increase in patient fees of $1,526,124, or 66% from higher patient visit during the year ended December 31, 2021 compared to 2020. Institutional fees were $1,065,053 for the year ended December 31, 2021, compared to $139,650 for the year ended December 31, 2020, an increase of $925,403, or 663%, primarily reflecting a full year of revenue from a new contract with a major client. In addition, Telehealth fees were $1,955,691 for the year ended December 31, 2021, compared to $1,189,842 for the year ended December 31, 2020, an increase of $765,849, or 64%, driven primarily by a full year of fees from a recently acquired client.

Cost of Revenue

Cost of revenue was $2,816,543 for the year ended December 31, 2021, compared to $1,612,537 for the year ended December 31, 2020, an increase of $1,204,006, or 75%. The increase in cost of revenue was primary driven by the increase in the number of employee and consulting physicians and other medical providers, reflecting an increase compensation and related benefits costs in line with revenue growth.

Operating Expenses

Operating expenses were $2,641,481 for the year ended December 31, 2021, compared to $1,267,144 for the year ended December 31, 2020, an increase of $1,374,337, or 108%. The increase was driven by higher compensation and related benefits of $903,870 resulting from the increase in the number of administrative and support personnel due to the overall growth of the business. The increase in operating expenses was also driven by the combined increase of $470,467 in general and administrative, and professional fees, reflecting the overall growth of the business driving higher legal and other professional services costs, office related expenses and provision for bad debt expenses.

Other Income (Expense)

Other income was $22,578 for the year ended December 31, 2021, compared to other (expense) of ($121,815) for the year ended December 31, 2020. The change of $144,393, or 119%, was due to $88,251 gain in loan forgiveness on Paycheck Protection Program loan from the Small Business Administration, and a $56,142 reduction in interest expense.

Net Income

Net income was $1,066,271 for the year ended December 31, 2021, compared to $482,121 for the year ended December 31, 2020, an increase of $584,150, or 121%, driven by revenue growth.

Cash Flows

The following table presents selected captions from iDoc’s statement of cash flows for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
Net cash (used in) operating activities	$(232,782)	$(317,695)
Net cash (used in) investing activities	$(120,000)	$—
Net cash provided by financing activities	$425,346	$344,354
Change in cash	$72,564	$26,659

iDoc’s principal sources of liquidity are cash and cash equivalents, totaling $113,586 and $41,022 as of December 31, 2021, and 2020, respectively.

iDoc’s future capital requirements will depend on many factors including our growth rate, contract renewal activity, number of visits, the continuing market acceptance of telehealth, and our debt service obligations.

Cash Provided by (Used in) Operating Activities

iDoc’s primary uses of cash from operating activities are primarily for the payment of cash compensation to its employees and independent contractors, costs for third-party hardware and professional services fees.

Cash flows provided by (used in) operating activities consist of net income adjusted for certain non-cash items and the cash effect of changes in assets and liabilities.

Cash provided by (used in) operating activities was ($232,782) for the year ended December 31, 2021. This consisted of net income of $1,066,271, adjusted for non-cash items of $108,398 and a decrease in net changes in operating assets and liabilities of ($1,407,451). The net changes in operating assets and liabilities were primarily driven by the increase in accounts receivable and partially offset by higher income taxes payable.

Cash provided by (used in) operating activities was ($317,695) for the year ended December 31, 2020. This consisted of net income of $482,121, adjusted for non-cash items of $57,788 and a decrease in net changes in operating assets and liabilities of ($857,604). The net changes in operating assets and liabilities were primarily driven by increases in accounts receivable and due to related party asset, and partially offset by higher accrued liabilities and income taxes payable.

Cash Provided by (Used in) Investing Activities

Cash used in investing activities was ($120,000) for the year ended December 31, 2021, consisted of a non-interest-bearing note receivable. No cash was used in investing activities for the year ended December 31, 2020.

Cash Provided by (Used in) Financing Activities

Cash provided by financing activities for the year ended December 31, 2021, was $425,346 and primarily consisted of $707,638 proceeds from notes payable and $425,000 of proceeds from lines of credit and offset by $707,292 of payments on line of credit. Cash provided by financing activities for the year ended December 31, 2020, was $344,354, consisting of $632,292 proceeds from line of credit, and $199,657 proceeds from notes payable, offset by $322,595 of payments on lines of credit and $165,000 of payments on notes payable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VSEE AND IDOC

The following discussion and analysis provide information that VSee and iDoc’s management believes is relevant to an assessment and understanding of the results of operations and financial condition of VSee Lab, Inc. (“VSee”) and iDoc Virtual Telehealth Solutions, Inc. (“iDoc”) (for purposes of this section, collectively referred as the “Company”, “we,” “us” and “our”). The discussion should be read together with “Selected Historical Financial and Operating Data of VSee and iDoc” and the historical unaudited annual financial statements as of and for the nine months ended September 30, 2022 and 2021, and the related respective notes thereto, included elsewhere in this proxy statement/prospectus/consent solicitation. The discussion and analysis should also be read together with VSee and iDoc’s unaudited pro forma financial information for the years ended December 31, 2021 and 2020. See “Unaudited Pro Forma Condensed Financial Information.” This discussion may contain forward-looking statements based upon VSee and iDoc’s current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

VSee

VSee is a telehealth software platform. VSee’s proprietary technology platform and modular software solution empower users to plug and play telehealth services with end-to-end encrypted video streaming integrated with medical device data, electronic medical records, and other sensitive data, with multiple other interactive functionalities that enables teamwork that VSee believes are not available from any other system worldwide.

iDoc

iDoc is a high acuity patient care solution providing elite physician services in the intensive care units of our major hospital systems and other customers. iDoc delivers neuro-critical care through a proprietary technology platform. iDoc serves a diverse range of customers from large hospital systems to small/micro hospitals, to long-term acute care (LTAC) facilities to correctional facilities and others. In addition to specialization of neuro critical care, iDoc provides general tele-critical care services, and specialty e-consults to large organizations such as correctional facilities.

Our Combined Company

On the closing of the Business Combination, the Company will consist of the consolidated operations of VSee Lab, Inc. (“VSee”) and iDoc Virtual Telehealth Solutions, Inc. (“iDoc”). Our combined company will be a telehealth software platform technology provider with end-to-end encrypted video streaming and other multiple interactive functionalities and with a high acuity patient care solution providing elite physician services in the Intensive care units of major hospital systems and other customers. Our combined company will deliver neuro-critical care through a proprietary technology platform. We will serve a diverse range of customers from large hospital systems to small/micro hospitals, to long-term acute care (“LTAC”) facilities and others. In addition to specialization of neuro critical care, our combined company will provide general tele-critical care services, and complex multi-specialty e-consultations.

Our combined company’s core platform is a highly scalable, integrated, application program interface (“API”) driven technology platform, for virtual healthcare delivery, with multiple real-time integrations spanning the healthcare ecosystem. Our platform’s APIs power external connectivity and deep integration with a wide range of payors, electronic medical records, third party applications, and other interfaces with employers, hospital systems, and health systems, which we believe uniquely positions us as a long-term partner meeting the unique needs of the rapidly changing, healthcare industry. Our combined company will also be able to white label our solutions, so they fit into the plans and strategies of our clients, all on a platform that is high performance and highly scalable.

Our combined company will have an experienced team of board-certified intensivists, neurointensivists, neurologists, and advanced practice providers that treat and coordinate care for acutely ill patients 24/7 in the Neurointensive Care Unit (“NICU”) and Intensive Care Unit (“ICU”) for stroke, brain trauma, spinal cord, and all other neurological conditions. Our Neurocritical care experts will also help develop multidisciplinary plans of care to optimally treat the neurological conditions in relations to their overall medical needs. Our Neuro Critical care service delivery will focus on physicians and provider services in Teleneurocritical care, epileptology, and teleneurology. In addition to standard interventions, our Neurocritical care experts will offer specific care including monitoring

Intracranial pressure, cerebral hemodynamics, advanced multimodal neuro monitoring (brain oximetry, cerebral microdialysis and continuous electroencephalography).

Our combined company will aspire to be a leading tele-neuro critical care provider and have the potential to become a market leader in the specialty provider market. Our goal is simple: to help patients get access to medical care when they need it, regardless of geographical limitations. Our combined company use cutting-edge technology to connect patients and hospitals with our physician specialists to provide real- time consults, home monitoring, and remote services 24/7/365.

Our combined company will generate revenue from our telehealth platform solutions, patient fees related to insurance billings for patient Tele-Neuro critical and ICU at hospitals and hospital systems. We will also generate revenue from telehealth and institutional fees by providing Tele-Neuro critical and ICU management and administration at hospitals and hospital systems, telehealth consulting and monitoring services, including EEG reads and other ancillary medical services.

Telehealth Platform Solutions

Our combined company will offer our Telehealth Solutions to health systems, medical groups, and individual medical practitioners. Our customers purchase access to a suite of pre-built telehealth modules to fully customize their virtual care model, including API driven technology platform for virtual healthcare delivery, and multiple real-time integrations of smart connected devices with sophisticated data science to deliver personalized health insight for use by medical professionals. Our customers purchase a subscription for access to our Telehealth Solutions.

Pricing is based on the customer size ranging from a simple solo practice room to a custom multi-clinic solution for hundreds of providers. Our combined company will offer our Telehealth Solutions on a per- user subscription basis as basic or enterprise levels, and a reduced-functionality version to our single physician users for free.

Patient Fees

Our combined company will collaborate with partner hospitals’ critical care team to provide health care for patients suffering from neurological ailments such as stroke, traumatic brain injury, neuromuscular disorders, spine injury and more. Our fees are paid by national insurance companies covering the cost of inpatient healthcare services.

Telehealth and Institutional Fees

Our combined company will provide hospitals and hospital systems with consulting, management, and administrative services to appropriately create or ensure efficient operation of Neurocritical Care Telemedicine or ICU Platforms. These services also include telemedicine platform software, telemedicine hardware, EEG on-call services and EEG interpretation fees.

Material Trends, Events and Uncertainties

Impact of the COVID-19 Pandemic

The extent to which the coronavirus (“COVID-19”) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Global health concerns relating to the COVID-19 outbreak have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. Risks related to consumers and businesses lowering or changing spending, which impact domestic and international spend. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and business shutdowns. These measures have not only negatively impacted consumer spending and business spending habits, but they have also adversely impacted and may further impact our workforce and operations and the operations of its customers, suppliers, and business partners. These measures may remain in place for a significant period of time, and they are likely to continue to adversely affect our business, results of operations and financial condition. The spread of COVID-19 has caused us to modify our company’s business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events, and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities.

The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

Even after the COVID-19 outbreak has subsided, we may continue to experience materially adverse impacts to our business because of its global economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events which may provide guidance as to the effect of the spread of COVID-19 and a global pandemic, and, as a result, the ultimate impact of the COVID-19 outbreak or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of the impacts on our business, our operations, or the global economy. However, the effects could have a material impact on our results of operations, and we will continue to monitor the COVID-19 situation closely. As of November 2021, multiple variants of the COVID-19 virus are circulating globally that are highly transmissible, and there is uncertainty around vaccine effectiveness on the new strains of the virus.

Uncertainty around vaccine distribution, supply and effectiveness will impact when the negative economic effects as a result of COVID-19 will abate or end and the timing of such recovery may affect our financial condition.

Performance Factors

We believe that our future performance will depend on many factors, including the following:

The Rapid Transformation of the Telehealth Market

The Telehealth market today is one characterized by rapid transformation, with major customers and hospital systems looking to build or add capabilities and major legacy competitors looking to shore up historical limitations. We believe that the rapid transformation of the telehealth market indicates strong future growth of the market, and our current offerings provide an attractive value proposition to health systems, medical groups, and individual medical practitioners, driving higher market share. We plan to continue to harness our scale to further grow the value proposition of our platform for all stakeholders.

Ability to Expand Within the Market and Attract New Customers

Telehealth is still in its total infancy stages in terms of utilization, scope, and services. Most of the growth is expected within hospital systems, definition, and segmentation structure, and we believe our software platform and services have significant potential. We plan to leverage our industry relationships with government, hospital systems and insurance providers to increase our customer base.

Innovation and New Product Offerings

Despite the rapid advancements in technology, growth in virtual healthcare delivery, and improvement in decision support algorithms and machine learning tools, Telehealth Technology Solutions have not fully penetrated medicine and hospital systems to become the standard methodology of care and represents less than 1% of total healthcare spending according to Grandview Research. Major reasons for Telehealth Solutions not capturing its full potential include:

•	Many of the existing video and hardware and software used in telehealth are repurposed business that are not healthcare specific.
•	Remote monitoring/diagnostic devices do not readily integrate into telehealth systems limiting doctors real time metrics to enable diagnostics and assessment.
•	Backend software coordination is not optimized for telehealth use and connectivity, resulting in significant greater complexity and costs for implementation.
•

The software and code foundations of the early telemedicine companies have major functionality limitations and arduous implementation and incremental coding/connectivity requirements adding significant cost and reducing functionality.

We believe our technology solutions meet the performance and compliance standards in healthcare, increase the sharing of patient history, files and scheduling are integrated into the video view for doctors, create sophisticated video engagement between patients, staff and doctors and seamlessly integrate patients’ records to provide more comprehensive telehealth care. We believe our ability to invest in new technology and develop new features, modules, and solutions will be critical to our long-term success.

Critical Accounting Policies and Estimates

We consider the following accounting policies to be critical, given they involve estimates and judgments made by management and are important for our investors’ understanding of our operating results and financial condition.

For more information see Critical Accounting Policies under Management’s Discussion and Analysis of Financial Condition and Results of Operations of VSee and Management’s Discussion and Analysis of Financial Condition and Results of Operations of iDoc and Use of Estimates under Note 2 Summary of Significant Accounting Policies of each of VSee and iDoc’s financial statements.

Financial Statement Components

VSee

Revenue

VSee generates revenue from subscription services to its software platform. Subscriptions represent a series of distinct goods or services because the performance obligations are satisfied over time as customers simultaneously receive and consume the benefits related to the services as VSee performs.

Cost of Revenue

VSee’s cost of revenue consists primarily of expenses related to cloud hosting, personnel-related expenses for VSee’s customer success team, costs for third-party software services and contractors, and other services.

Operating expenses

VSee’s operating expenses include all operating costs not included in cost of revenue. These costs consist of general and administrative expenses composed primarily of all payroll and payroll-related expenses, professional fees, and other costs related to the administration of its business.

iDoc

Revenue

iDoc establishes management and administrative services contracts with hospitals or hospital systems to provide telehealth physician services to acute patients of the hospitals or hospital systems. iDoc also generate revenue by directly billing the insurance companies for care provided at hospitals or hospital systems. iDoc’s contracts typically range in length from 1 to 3 years, with an automatic renewal process.

Cost of Revenue

iDoc’s cost of revenue is primarily comprised of personnel-related expenses for our employee and consulting physicians and other medical providers, and the costs for third-party software services and hardware used in connection with delivery of high acuity patient care solution when providing elite physician services in the Intensive care units of our major hospital systems and other customers operating expenses

iDoc’s operating expenses include all operating costs not included in cost of revenue. These costs consist of compensation, general and administrative expenses composed primarily of all payroll and payroll- related expenses, professional fees, insurance, software costs, occupancy expenses related to iDoc’s operations, including utilities, depreciation and amortization, and other costs related to the administration of its business.

Digital Health Acquisition Corp. — Pro Forma Combined after giving effect to the acquisitions of VSee and iDoc Nine Months Ended September 30, 2022 and 2021 Results of Operations

The following table presents our combined company’s pro forma results of operations for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended September 30,
	2022 (unaudited)	2021 (unaudited)	Change	%
Revenue	$11,165,390	$10,779,764	$385,626	4%
Cost of revenue	3,513,984	2,833,599	680,385	24%
Gross profit	7,651,406	7,946,165	(294,759)	(4)%
Operating expenses	8,053,231	5,453,650	2,599,581	48%
Other income (expense)	143,109	40,197	102,912	256%
Net income from before taxes	(258,716)	2,532,712	(2,791,428)	(110)%
Income tax benefit (expense)	86,408	(674,618)	761,026	(113)%
Net income (loss)	$(172,308)	$1,858,094	$(2,030,402)	(109)%

Revenue

Revenue was $11,165,390 for the nine months ended September 30, 2022, compared to $10,779,764 for the nine months ended September 30, 2021, an increase of $385,626, or 4%. The revenue increase was primarily driven by higher patient fees of $1,060,383, or 36%, from higher patient visits and was primarily offset by lower subscription revenue of $756,805, or 14%, due to lower reoccurring revenue.

Cost of Revenue

Cost of revenue was $3,513,984 for the nine months ended September 30, 2022, compared to $2,833,599 for the nine months ended September 30, 2021, an increase of $680,385 or 24%. The increase was primarily driven by higher compensation and related benefits costs due to the increase in the number of employee and consulting physicians and other medical providers, as well as higher third-party software and cloud hosting services due to service level changes to meet HITRUST security certification, more servers and higher server.

Operating Expenses

Operating expenses were $8,053,231 for the nine months ended September 30, 2022, compared to $5,453,650 for the nine months ended September 30, 2021 an increase of $2,599,581 or 48%. The increase was driven by higher compensation and related benefits from the acquisition of Encompass, and headcount growth of the existing business. The increase was also driven by higher general and administrative expenses due to higher utilization of legal, business consulting and other professional services, and increases in software expenses and bad debt provision.

Other Income (Expense)

For the nine months ended September 30, 2022, other income was $143,109, compared to other income of $40,197 for the nine months ended September 30, 2021, an increase in other income of $102,912. The increase was primarily due to $134,858 of government subsidiary to Encompass and $75,000 of contributions for case studies related to Project Aimie and offset by $88,251 gain in loan forgiveness on Paycheck Protection Program loan from the Small Business Administration during 2021 and $17,745 of higher interest expense in 2022 compared to the same period last year.

Net Income (loss)

Net income (loss) was ($172,308) for the nine months ended September 30, 2022 compared to $1,858,094 for the nine months ended September 30, 2021, a decrease of $2,030,402, or 109%. The decrease was substantially driven by higher growth in operating expenses from increases in compensation and related benefits, higher General and administrative expenses, and higher utilization of professional services.

Cash Flows

The following table presents selected captions from our combined company’s pro forma statements of cash flows for the nine months ended September 30, 2022 and 2021:

	For the Nine Months Ended September 30,
	2022 (unaudited)	2021 (unaudited)
Net cash (used in) provided by operating activities	$(1,600,936)	$545,711
Net cash (used in) provided by investing activities	$(194,812)	$—
Net cash provided by financing activities	$1,681,257	$41,221
Change in cash	$(114,491)	$586,932

The combined Company’s principal sources of liquidity are cash and cash equivalents, totaling $345,535 and $1,403,196 as of September 30, 2022, and 2021, respectively.

Cash Provided by (Used in) Operating Activities

The combined Company’s uses of cash from operating activities are primarily for the payment of cash compensation to its employees and independent contractors, costs for third-party software and hardware services, and professional services fees.

Cash (used in) operating activities was ($1,600,936) for the nine months ended September 30, 2022. This consisted of a net loss of ($172,308) adjusted for non-cash items of $401,439 and a decrease in net changes in operating assets and liabilities of ($1,830,067). The net changes in operating assets and liabilities were primarily driven by the increase in accounts receivable and the decrease in deferred revenue and were partially offset by an increase in accounts payable and accrued liabilities.

Cash provided by operating activities was $545,711 for the nine months ended September 30, 2021. This consisted of net income of $1,858,094 adjusted for non-cash items of $62,048 and a decrease in net changes in operating assets and liabilities of ($1,374,431). The net changes in operating assets and liabilities were primarily driven by the decrease in deferred revenue and the increase in accounts receivable and partially offset by lower deferred tax, and higher income taxes payable.

Cash Provided by (Used in) Investing Activities

Cash used in investing activities was ($194,812) for the nine months ended September 30, 2022, primarily consisted of ($336,000) of issuance of note receivable, $120,000 in payments on the note receivable and $39,313 net cash received from the acquisition of the Encompass business. There was no cash (used in) provided by investing activities for the nine months ended September 30, 2021.

Cash Provided by Financing Activities

Cash provided by financing activities for the nine months ended September 30, 2022, was $1,681,257 and primarily consisted of $1,576,793 proceeds from notes payable, $210,000 proceeds from the sale of common stock, and $70,000 of proceeds from the lines of credit, and reduced by $140,093 of payments on notes payable. Cash provided by financing activities for the nine months ended September 30, 2021, was $41,221 and consisted of $392,017 in proceeds from the lines of credit, $53,594 in proceeds from notes payable, and $26,200 from issuance of common stock, and reduced by $430,590 of payments on the lines of credit.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

DHAC is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information presents the combination of the financial information of DHAC and VSee and iDoc adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus/consent solicitation.

The historical financial information of DHAC was derived from the audited financial statements of DHAC as of April 28, 2021 (inception) through December 31, 2021 and the unaudited financial statements for the nine month period ended September 30, 2022, included elsewhere in this proxy statement/prospectus/consent solicitation. The historical financial information of VSee was derived from the audited financial statements of VSee as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020, and the unaudited financial statements for the nine month period ended September 30, 2022 included elsewhere in this proxy statement/prospectus/consent solicitation. The historical financial information of iDoc was derived from the audited financial statements of iDoc as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020, and the unaudited financial statements for the nine month period ended September 30, 2022 included elsewhere in this proxy statement/prospectus/consent solicitation. Such unaudited pro forma financial information has been prepared on a basis consistent with the audited financial statements of DHAC and VSee and iDoc, respectively, and should be read in conjunction with the audited historical financial statements and related notes, each of which is included elsewhere in this proxy statement/prospectus/consent solicitation. This information should be read together with DHAC’s and VSee and iDoc’s audited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of DHAC,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VSee,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of iDoc” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VSee and iDoc” and other financial information included elsewhere in this proxy statement/prospectus/consent solicitation.

Notwithstanding the legal form of the business combination pursuant to the Business Combination Agreement, the Business Combination will be accounted for as a reverse recapitalization with VSee as the accounting acquirer and DHAC and iDoc as the accounting acquirees. Accordingly for accounting purposes, the Business combination will be treated as the equivalent of VSee issuing stock for the net assets of DHAC, accompanied by a recapitalization. The net assets of DHAC will be stated as historical cost with no goodwill or other intangible assets recorded. For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination.

As VSee is determined to be the accounting acquirer in the Business Combination, the acquisition of iDoc will be treated as a business combination under Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), and will be accounted for using the acquisition method of accounting. The consideration transferred to acquire iDoc will be allocated to the assets acquired and liabilities assumed based on the estimated acquisition-date fair values. The excess of consideration transferred to effect the acquisition over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Transaction costs will be expensed as if the Business Combination had occurred on January 1, 2021.

The determination of whether control has been obtained begins with the evaluation of whether control should be evaluated based on the variable interest or voting interest model pursuant to ASC Topic 810, Consolidation (“ASC 810”). In all redemption scenarios, VSee has been determined to be the accounting acquirer based on evaluation of the following factors:

●	VSee’s stockholders will have the most significant voting interest post business combination under both the No Redemption and Maximum Redemption scenarios.
●	VSee’s Chief Executive Officer will remain as Chief Executive officer post the business combination.
●	VSee’s leading telehealth software platform has more notoriety. As such the post business combination name will be VSee Health, Inc.
●	VSee will obtain the benefit of the merger post business combination, as its growth potential will be expanded with the addition of iDoc and its access to capital will be expanded with the addition of DHAC.

●	VSee’s telehealth software platform along with its historical revenue stream management determined at the time of entering into the initial business combination agreement that VSee was the more significant entity under the relative size consideration.
●	Although iDoc has a greater asset holding as of September 30, 2022 compared to VSee and DHAC, this is as a result of current year growth and the addition of Encompass Medical Billing LLC acquisition which occurred in early 2022.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 assumes that the Business Combination and related transactions occurred on September 30, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 and for the nine month period ended September 30, 2022 gives pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2021. DHAC and VSee and iDoc have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

These unaudited pro forma condensed combined and financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Business Combination

On June 15, 2022, DHAC entered into the Business Combination Agreement, with Merger Sub I, Merger Sub II, VSee and iDoc. On August 9, 2022, DHAC, Merger Sub I, Merger Sub II, VSee and iDoc entered into the First Amended and Restated Business Combination Agreement to provide for the concurrent execution of financing documents for a PIPE consisting of convertible notes and warrants and delivery of the Cassel Salpeter’s opinion to the Board. On October 6, 2022, DHAC, Merger Sub I, Merger Sub II, VSee and iDoc entered into the Business Combination Agreement to make the consideration payable to VSee and iDoc stockholders 100% DHAC common stock and to provide for the concurrent execution of the PIPE Financing documents providing for the issuance of the PIPE Shares and the PIPE Warrants. Pursuant to the terms of the Business Combination Agreement, a business combination by and among DHAC, VSee and iDoc will be effected through the merger of Merger Sub I with and into VSee, with VSee surviving the Merger as a wholly owned subsidiary of DHAC and the merger of Merger Sub II with and into iDoc, with iDoc surviving the Merger as a wholly owned subsidiary of DHAC. The Board of Directors of DHAC (the “Board”) has (i) approved and declared advisable the Business Combination Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Business Combination Agreement and related matters by the stockholders of DHAC.

The pro forma adjustments giving effect to the Business Combination and related transactions are summarized below, and are discussed further in the footnotes to these unaudited pro forma condensed combined and consolidated financial statements:

●	the consummation of the Business Combination and reclassification of cash held in DHAC’s Trust Account to cash and cash equivalents, net of redemptions (see below); and
●	the accounting for certain offering costs and transaction costs incurred by both DHAC and VSee and iDoc.

The unaudited pro forma condensed combined and consolidated financial information has been prepared using the assumptions below with respect to the potential redemption into cash of shares of DHAC common stock:

●	Assuming No Redemptions: This scenario assumes that no public stockholders of DHAC exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.
●	Assuming Maximum Redemptions: This scenario assumes that 694,123 Public Shares are redeemed for aggregate redemption payments of approximately $7.07 million, assuming a $10.19 per share redemption price and based on funds in the Trust Account as of September 30, 2022.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are an aggregate of 5,157,942 combined company shares to be issued to VSee shareholders, 4,950,000 combined company shares to be issued to iDoc shareholders, 30,000 combined company shares issued to Bridge Investors, 437,000 combined company shares issued to settle the DHAC Deferred Underwriting Fee issued to Underwriters, 1,171,300 common stock equivalents for the preferred shares issued to PIPE investors.

After the Business Combination, assuming no redemptions of DHAC shares for cash, DHAC current stockholders will own approximately 4.4% of the outstanding combined company shares, the DHAC sponsor will own approximately 21.6% of the outstanding combined company shares, the former stockholders of VSee will own approximately 32.5% of the outstanding combined company shares, the former stockholders of iDoc will own approximately 31.2% of the outstanding combined company shares, the Underwriters A.G.P will own approximately 2.8% of the outstanding combined company shares, the Bridge Investors will own 0.2% of the outstanding combined company shares and the PIPE investors will own 7.4% of the outstanding combined company shares.

Assuming redemption by holders of 694,123 DHAC shares, DHAC current stockholders will own none of the outstanding combined company shares, the DHAC sponsor will own approximately 22.6% of the outstanding combined company shares, the former stockholders of VSee will own approximately 34.0% of the outstanding combined company shares, the former stockholders of iDoc will own approximately 32.6% of the outstanding combined company shares, the Underwriters A.G.P will own approximately 2.9% of the outstanding combined company shares, the Bridget investors will own 0.2% of the outstanding combined company shares and the PIPE investors will own 7.7% of the outstanding combined company shares (in each case, not giving effect to any shares issuable upon the exercise or conversion of options or warrants).

If Sponsor purchases all of the Additional PIPE Financing, Sponsor’s ownership interest will increase by 1.5% assuming no exercise of the PIPE Warrants.

The foregoing scenarios are for illustrative purposes only as the actual number of redemptions by DHAC's public stockholders is not able to be known prior to the DHAC stockholder vote with respect to the Business Combination.

The following presents the calculation of basic and diluted weighted average shares outstanding. The computation of diluted income (loss) per share excludes the effect of DHAC warrants to purchase 12,057,000 shares, PIPE Warrants to purchase 530,000 shares, Bridge Warrants to purchase 173,913 shares and options to purchase 1,342,058 shares to be issued because the inclusion of any of these securities would be anti-dilutive.

		Scenario 2
	Scenario 1	Combined
	Combined	(Assuming
	(Assuming No	Maximum
	Redemptions	Redemptions
	Into Cash)	Into Cash)
Weighted average shares calculation, basic and diluted
DHAC public shares	694,123	—
DHAC Sponsor and director shares	3,432,000	3,432,000
PIPE Investors	1,171,300	1,171,300
Bridge Investors	30,000	30,000
AGP Underwriter	437,000	437,000
VSee company shares issued in Business Combination	5,157,942	5,157,942
iDoc company shares issued in Business Combination	4,950,000	4,950,000
Weighted average shares outstanding	15,872,365	15,178,242
Percent of shares owned by VSee holders	32.5%	34.0%
Percent of shares owned by iDoc holders	31.2%	32.6%
Percent of shares owned by DHAC Sponsor and directors	21.6%	22.6%
Percent of shares owned by DHAC public holders	4.4%	0.0%
Percent of shares owned by PIPE Investors	7.4%	7.7%
Percent of shares owned by Bridge Investors	0.2%	0.2%
Percent of shares owned by AGP underwriter	2.8%	2.9%

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2022

							Additional
							Transaction
				Transaction			Accounting		Pro Forma
				Accounting		Pro Forma	Adjustments		Combined
				Adjustments		Combined	(Assuming		(Assuming
	VSEE	IDOC	DHAC	(Assuming No		(Assuming No	Maximum		Maximum
	(Historical)	(Historical)	(Historical)	Redemptions)		Redemptions)	Redemptions)		Redemptions)
Assets
Current assets:
Cash and cash equivalents	$127,039	218,496	$44,970	$7,074,874	(A)	$13,040,935	$(7,074,874)	(C)	$5,966,061
				(3,630,000)	(D)
				10,000,000	(E)
				(350,000)	(B)
				(444,444)	(H)
Accounts receivable	402,137	4,556,162	—	—		4,958,299	—		4,958,299
Due from related party	—	537,092	—	(127,710)	(J)	409,382	—		409,382
Prepaids and other current assets	262,774	18,287	60,374	—		341,435	—		341,435
Total Current Assets	791,950	5,330,037	105,344	12,522,720		18,750,051	(7,074,874)		11,675,177

Customer list	—	—	—	5,302,497	(G)	5,302,497	—		5,302,497
Trade name	—	—	—	1,376,002	(G)	1,376,002	—		1,376,002
Right-of-use asset.	—	1,653,270	—	—		1,653,270	—		1,653,270
Fixed assets.	—	18,125	—	—		18,125	—		18,125
Note receivable.	—	336,000	—	—		336,000	—		336,000
Goodwill	—	110,076	—	40,591,799	(G)	40,701,875	—		40,701,875
Deferred tax assets	1,340,815	—	—	—		1,340,815	—		1,340,815
Cash and marketable securities held in Trust Account.	—	—	117,197,128	(7,074,874)	(A)	—	—		—
				350,000	(B)
				(110,472,254)	(B)
Total Assets	$2,132,765	$7,447,508	$117,302,472	$(58,404,110)		$69,478,635	$(7,074,874)		$62,403,761

Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities
Accounts payable and accrued liabilities	$685,526	571,371	$1,422,592	$(1,121,000)	(D)	$1,558,489	$—		$1,558,489
Income tax payable	—	512,427	83,026	—		595,453	—		595,453
Right-of-use liability	—	452,389	—	—		452,389	—		452,389
Line of credit	—	495,000	—	—		495,000	—		495,000
Deferred revenue	759,229	—	—	—		759,229	—		759,229
Note payable	110,000	216,558	—	—		326,558	—		326,558
Advances from related parties	127,710	—	43,900	(127,710)	(J)	43,900	—		43,900
Total current liabilities	1,682,465	2,247,745	1,549,518	(1,248,710)		4,231,018	—		4,231,018

Deferred underwriting fee payable	—	—	4,370,000	(4,370,000)	(D)	—	—		—
Note payable	—	1,764,185	—	—		1,764,185	—		1,764,185
Right-of-use liability, less current portion	—	1,205,876	—	—		1,205,876	—		1,205,876
Total Liabilities	1,682,465	5,217,806	5,919,518	(5,618,710)		7,201,079	—		7,201,079

Redeemable Preferred Stock - PIPE	—	—	—	6,912,437	(E)	6,912,437	—		6,912,437
Common stock subject to possible redemption	—	—	116,969,634	(110,472,254)	(B)	—	—		—
				(6,497,380)	(C)
	—	—	116,969,634	(109,439,684)		6,912,437	—		6,912,437

Stockholders’ Equity (Deficit)
Series A Preferred	37	—	—	(37)	(F)	—	—		—
Series A-1 Preferred	123	—	—	(123)	(F)	—	—		—
Common stock	1,000	4,043	344	(1,000)	(F)	1,471	—		1,402
				69	(C)		(69)	(C)
				3	(I)
				(3,548)	(G)
				516	(F)
				44	(D)
Additional paid-in capital	6,026,457	510,456	—	6,497,310	(C)	64,199,209	(7,074,805)	(C)	57,124,404
				(5,586,380)	(F)
				3,087,563	(E)
				48,989,049	(G)
				4,369,957	(D)
				304,797	(I)
Accumulated deficit	(5,577,317)	1,715,203	(5,587,024)	(2,509,000)	(D)	(8,835,561)	—		(8,835,561)
				(1,715,203)	(G)
				5,587,024	(F)
				(304,800)	(I)
				(444,444)	(H)
Total Stockholders’ Equity (Deficit)	450,300	2,229,702	(5,586,680)	58,271,797		55,365,119	(7,074,874)		48,290,245
Total Liabilities and Stockholders’ Equity	$2,132,765	$7,447,508	$117,302,472	$(57,404,110)		$69,478,635	$(7,074,874)		$62,403,761

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

							Additional
							Transaction
				Transaction			Accounting	Pro Forma
				Accounting		Pro Forma	Adjustments	Combined
				Adjustments		Combined	(Assuming	(Assuming
	VSEE	IDOC	DHAC	(Assuming No		(Assuming No	Maximum	Maximum
	(Historical)	(Historical)	(Historical)	Redemptions)		Redemptions)	Redemptions)	Redemptions)
VSee revenue	$4,847,989	$—	$—	$—		$4,847,989	$—	$4,847,989
Patient fees	—	3,993,049	—	—		3,993,049	—	3,993,049
Telehealth fee	—	1,499,377	—	—		1,499,377	—	1,499,377
Institution fees	—	824,975	—	—		824,975	—	824,975
Total revenue	4,847,989	6,317,401	—	—		11,165,390	—	11,165,390
Cost of revenue	1,143,416	2,370,568	—	—		3,513,984	—	3,513,984
Gross profit / (loss)	3,704,573	3,946,833	—	—		7,651,406	—	7,651,406
Costs and expenses:
Compensation and related benefits	3,560,944	2,098,118	—	—		5,659,062	—	5,659,062
General and administrative	873,893	1,123,948	—	—		1,997,841	—	1,997,841
Professional fees	—	396,328	—	—		396,328	—	396,328
Amortization of client list	—	—	—	132,562	(C)	132,562	—	132,562
Operating expenses	—	—	2,394,702	—		2,394,702	—	2,394,702
Total costs and expenses	4,434,837	3,618,394	2,394,702	132,562		10,580,495	—	10,580,495
Operating loss	(730,264)	328,439	(2,394,702)	(132,562)		(2,929,089)	—	(2,929,089)

Interest expense	—	(66,754)	—	—		(66,754)	—	(66,754)
Interest income	75,005	134,525	—	—		209,863	—	209,863
Interest earned on investments held in Trust Account	—	—	470,150	(470,150)	(A)	—	—	—
(Loss) income before taxes	(655,259)	396,543	(1,924,552)	(602,712)		(2,785,980)	—	(2,785,980)
Provision for (benefit from) taxes	(181,838)	95,430	83,026	3,382	(E)	—	—	—
Net (loss) income	$(473,421)	$301,113	$(2,007,578)	$(606,094)		$(2,785,980)	$—	$(2,785,980)

Weighted average shares outstanding, basic and diluted	9,998,446	4,022	14,932,000	940,365		15,872,365	(694,123)	15,178,242
Basic and diluted net income per share	$(0.05)	$75	$(0.13)			$(0.18)		$(0.18)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

							Additional
							Transaction
				Transaction			Accounting	Pro Forma
				Accounting		Pro Forma	Adjustments	Combined
				Adjustments		Combined	(Assuming	(Assuming
	VSEE	IDOC	DHAC	(Assuming No		(Assuming No	Maximum	Maximum
	(Historical)	(Historical)	(Historical)	Redemptions)		Redemptions)	Redemptions)	Redemptions)
VSee revenue	$7,337,371	$—	$—	$—		$7,337,371	$—	$7,337,371
Patient fees	—	3,837,646	—	—		3,837,646	—	3,837,646
Telehealth fee	—	1,955,691	—	—		1,955,691	—	1,955,691
Institution fees	—	1,065,053	—	—		1,065,053	—	1,065,053
Total revenue	7,337,371	6,858,390	—	—		14,195,761	—	14,195,761
Cost of revenue	1,413,477	2,816,543	—	—		4,230,020	—	4,230,020
Gross profit / (loss)	5,923,894	4,041,847	—	—		9,965,741	—	9,965,741
Costs and expenses:
Compensation and related benefits	4,891,370	1,295,205	—	—		6,186,575	—	6,186,575
General and administrative	780,244	968,847	—	—		1,749,091	—	1,749,091
Professional fees	—	377,429	—	—		377,429	—	377,429
Amortization of client list	—	—	—	530,250	(C)	530,250	—	530,250
Operating expenses	—	—	282,671	2,509,000	(B)	2,791,671	—	2,791,671
Total costs and expenses	5,671,614	2,641,481	282,671	3,039,250		11,635,016	—	11,635,016
Operating loss	252,280	1,400,366	(282,671)	(3,039,250)		(1,669,275)	—	(1,669,275)

Interest expense	—	(65,673)	—	(749,244)	(D)	(814,917)	—	(814,917)
Gain on forgiveness of debt	133,078	88,251	—	—		221,329	—	221,329
Other income	986	—	—	—		986	—	986
Interest earned on investments held in Trust Account	—	—	1,970	(1,970)	(A)	—	—	—
Loss before taxes	386,344	1,422,944	(280,701)	(3,790,464)		(2,261,877)	—	(2,261,877)
Provision for taxes	108,113	356,673	—	—		464,786	—	464,786
Net loss	$278,231	$1,066,271	$(280,701)	$(3,790,464)		$(2,726,663)	$—	$(2,726,663)

Weighted average shares outstanding, basic and diluted	9,945,946	4,000	3,981,054	11,891,311		15,872,365	(694,123)	15,178,242
Basic and diluted net loss per share	$0.03	$266.57	$(0.07)			$(0.17)		$(0.18)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The Business Combination between VSee and DHAC will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, DHAC will be treated as the “accounting acquiree” and VSee as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of VSee and iDoc issuing shares for the net assets of DHAC, followed by a recapitalization. The net assets of DHAC will be stated at historical cost. Operations prior to the Business Combination will be those of VSee.

The acquisition of IDoc will be treated as a business combination for which VSee is the accounting acquirer under Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) because IDoc meets the definition of a business and VSee indirectly obtain control of IDoc through its acquisition of DHAC under ASC 810. As a result, the acquisition of IDoc will be accounted for using the acquisition method whereby VSee will record the fair value of assets and liabilities acquired from IDoc. The excess of consideration transferred over the fair values of assets acquired and liabilities assumed will be recorded as goodwill.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives effect to the Business Combination and related transactions as if they occurred on September 30, 2022. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and for the year ended December 31, 2021 give pro forma effect to the Business Combination as if it had been completed on January 1, 2021. These periods are presented on the basis that VSee is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Business Combination and the related transaction are based on certain currently available information and certain assumptions and methodologies that DHAC management believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. DHAC management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of DHAC and VSee and iDoc.

Note 2. Accounting Policies and Reclassifications

Upon consummation of the Business Combination, management will perform a comprehensive review of the three entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the three entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align DHAC’s financial statement presentation with that of VSee and iDoc.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). DHAC has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. DHAC and VSee and iDoc have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of VSee and iDoc’s ordinary shares outstanding, assuming the Business Combination and related transactions occurred on January 1, 2021.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2021 are as follows:

A.	Reflects the reclassification of $7.07 million held in the Trust Account to cash and cash equivalents that becomes available at closing of the Business Combination, assuming no redemptions.
B.	Reflects, in connection with the Extension Amendment, (i) on October 26, 2022, the Sponsor’s deposit of $0.35 million into the Trust Account and (ii) $110.47 million ($10.22 per share) removed from the Trust Account to pay redemptions to 10,805,877 Public Shareholders who exercised their right to redeem such shares for a pro rata portion of the funds in the trust account.
C.	Represents in Scenario 1, which assumes no DHAC shareholders exercise their redemption rights, the common stock subject to redemption for cash amounting to $6.50 million would be transferred to permanent equity. In Scenario 2, which assumes the same facts as described in Item 1 above, but also assumes the maximum number of shares are redeemed for cash by the DHAC shareholders, $7.07 million would be paid out in cash. The $7.07 million, or 694,123 shares, represents the permitted amount of redemptions while still satisfying the minimum net tangible asset condition
D.	Represents the payment of $3.63 million estimated transaction costs, including banking, printing, legal and accounting services. $2.51 million was expensed as part of the Business Combination that are deemed to be direct and incremental cost of the Business Combination and recorded in accumulated deficit, $1.12 million was for legal fees included in accounts payable as of September 30, 2022. DHAC is expected to incur $2.30 million of which $1.12 has been incurred and included in accounts payable as of September 30, 2022. iDoc is expected to incur approximately $0.70 million and VSee is expected to incur $0.60 million. Additionally, approximately $4.37 million of deferred underwriting fees payable by DHAC will be satisfied via the issuance of preferred stock to the underwriter.
E.	Reflects the subscription by the PIPE Investors to purchase up to $10 million in Series A Preferred Stock, and the Company anticipates it will issue and sell, 10,000 shares of Series A Preferred Stock (“PIPE Shares”) convertible into shares of the Company common stock and (ii) warrants (“Warrants”) exercisable for 530,000 shares of the Company Common Stock (such transactions, the “PIPE Financing”) for aggregate proceeds of at least $10 million (the “Aggregate Closing PIPE Proceeds”). $6.91 million of the proceeds is allocated to the preferred stock and $3.09 million is allocated to the warrants and participation rights based on the relative fair value. The Preferred shares will be accounted for as temporary equity due to the condition redemption features included in the preferred. The warrants will be accounted for as equity.

The Company evaluated the preferred stock and warrants for equity versus liability treatment. First the Company assessed if the preferred stock should be a liability, temporary equity of equity under ASC 480. The Company noted as the preferred stock is only subject to redemption for cash upon certain events, and the occurrence of such event is not solely within the control of the Company, the Preferred Stock is required to be classified outside of permanent equity. Such redemptions triggers include Company optional redemption, change of control redemption, mandatory redemption upon bankruptcy triggering event, insufficient authorized shares redemption, liquidation event redemption, and failure to timely convert redemption. Finally, the Company assessed if there were any provisions in the preferred stock or warrants that would require bifurcation and derivative accounting under ASC 815. The Company note no such provisions.

F.	Represents recapitalization of VSee outstanding equity as a result of the reverse recapitalization. Upon closing all of the outstanding shares held by VSee Equity Holders will be exchanged for 5,157,942 Common Stock of VSee Health Inc. and 892,058 fully vested stock options will be granted to VSee employees to purchase common stock of VSee Health Inc., at $10 per share as exchange for the reverse recapitalization of VSee. The entry also reflects and the elimination of historical accumulated deficit of DHAC. The shares and options granted to VSee shareholders were determined based on the estimated value attributed to VSee of $60.50 million as determined by the Board in its negotiations with VSee management. The options are fully vested at the closing of the business combination and in accordance with ASC 805 are deemed to be part of the consideration granted in the business combination exchange as such no compensation expense is recognized. There are an additional 450,000 options to be issued on the effective date to third parties and executive officers which will vest over a three-year period subsequent to the business combination which will be valued at the effective grant date to be recognized as compensation over the vesting period post business combination, as such no adjustment was included for these options.
G.	Reflects the allocation of the purchase price for the acquisition of iDoc. Upon closing all of the outstanding shares of iDoc will be exchanged for 4,950,000 Common Stock of VSee Health Inc. The number of shares was based on the estimated value attributed to iDoc of $49.50 million. iDoc provider of tele-intensive acute care, and tele-neurocritical care in high value hospital environments. iDoc leverages its extensive telehealth platform, and neuro and general critical expertise to treat and monitor acutely ill patients with diseases of the brain, spinal cord, heart, and lungs that often have complicated medical problems. The iDoc is a virtual health services management company that is responding to the need for rapid, effective treatment of emergency patients and the shortage of critical care experts. The Telehealth market today is one characterized by rapid transformation, with major customers and hospital systems looking to build or add capabilities and major legacy competitors looking to shore up historical limitations. The rapid transformation of the telehealth market indicates strong future growth of the market, and its current offerings provide an attractive value proposition to health systems, medical groups, and individual medical practitioners, driving higher market share. The goodwill of $40 million is from the plan to continue to harness its scale to further grow the value proposition of the platform for all stakeholders.

Below is the summary and allocation against the preliminary estimated of the purchase price to the assets acquired and liabilities assumed (in millions) as follows:

Customer list	$5.30
Trade name	1.38
Net assets	2.23
Total identified assets and liabilities	8.91
Purchase consideration	(49.50)
Goodwill	$40.59

Customer list - To determine the estimated value of the customer list for iDoc the Multiple Period Excess Earnings Method “MPEEM” discounted cash flow approach was used to measure the fair value of an intangible asset. Under the MPEEM, the free cash flows for a group of assets is determined, and then adjusted for a contributory charge for the use of other identifiable tangible and intangible assets. The present value of the resulting excess cash flows is adjusted for any tax benefits and the resulting amount represents the fair value of the intangible asset. Since the intellectual property is the core asset of the Company, the primary intellectual property consisting of the Company’s designs, trademarks and processes, were evaluated using the MPEEM. Based on industry information and perceived risk of each individual contributory asset, it was determined that a reasonable return for fixed assets was 12.0% and the reasonable rate of return for working capital was 6.5% based on iDoc’s current line of credit. Management has assigned estimated lives of 10 years for the iDoc customer list.

Trade name - The Relief from Royalty method considers what a purchaser could afford, or would be willing to pay, for a license of similar intellectual property rights. The royalty stream is then capitalized reflecting the risk and return relationship of investing in the asset. The Relief from Royalty technique has been used for many years in the valuation of intangible assets and intellectual property. It is based on the assumption that the owner of intangible property is "relieved" from paying a royalty to obtain its use. This method requires that the intellectual property have been developed to the point where it can be expected that products encompassing the technologies could be produced within a reasonable period of time. Second, there was sufficient data to develop reasonable estimates of the royalty base (i.e., projected revenues). Third, there was adequate data to support the determination of a reasonable royalty rate. Finally, the Relief from Royalty Approach accounts for market conditions, the economic life of the Intellectual Property and the risk associated with receiving future economic benefits. A Royalty rate of 1% was used to determine the estimated value of the trade name. The trade name is a non-depreciable asset that will be analyzed for impairment annually or when indicator are present that would indicate impairment.

H.

Reflect the additional interest paid in cash for the $2 million Bridge Notes through the closing of the business combination. The note includes an originally issued discount of 10% and 10% interest guaranteed 12 months which result in total payout at closing of the business combination of $2.4 million. In connection with the execution of the Business Combination Agreement, DHAC, VSee and iDoc entered into a securities purchase agreement, pursuant to which DHAC, VSee and iDoc each issued and sold 10% original issue discount senior secured promissory notes due October 5, 2023 in the aggregate principal amount of $2.22 million (the “Bridge Notes”). The Bridge Notes will be assumed by DHAC in connection with the closing of the Business Combination. If the PIPE Financing closes in connection with the closing of the Business Combination, 110% of all unpaid principal under the Bridge Notes and guaranteed interest of 10% are due and payable at the closing of the PIPE Financing. As such the interest on the Bridge note at 10% is approximately $0.22 million plus and an additional $0.22 million of the principle payable as a result of the originally issued discount totaling $0.44 million would be paid at closing. The $2.00 million in proceeds had not yet been received as of September 30, 2022 as such the net cash outflow is $0.44 million.

I.

Reflects the issuance of 30,000 shares of DHAC to the Bridge investor as additional consideration for the purchase of the Bridge Notes and Bridge Warrants. In connection with the Bridge Note, the Company issued 30,000 shares valued as of the grant date of October 6, 2022 at $10.16, resulting in additional financing cost of $0.30 million. The Company assessed if there were any provisions in the Bridge warrants that would require bifurcation and derivative accounting under ASC 815. The Company note no such provisions. As such no entry was required for pro forma purposes as the value of the warrants would be a one time charge that is not yet reflected in the September 30, 2022 financial statements.

J.	Reflects the reclassification of due to related parties net of a due from related party.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined and consolidated statements of operations for the years ended December 31, 2021 is as follows:

A.	Reflects elimination of investment income on the Trust Account.
B.	Reflects the estimated transaction costs of approximate $2.51 million as if incurred on January 1, 2021, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item. See Note B of the unaudited proforma balance sheet adjustment.
C.	To reflect incremental amortization expense as a result of the fair value adjustment to intangible assets. Amortization expense related to customer list valued at $5.30 million over 10 years. Amortization expense related to the customer list as general and administrative expense. The trade name is a non-depreciable asset that will be analyzed for impairment annually or when indicator are present that would indicate impairment.
D.

To reflect an adjustment to record cash interest expense of 10.00% and the 10% original issue discount on the Bridge Note financing arrangement totaling $0.44 million as well as the 30,000 shares issued as commitment fees to the Bridge Investor valued as of October 6, 2022 based on closing price of $10.16 totaling $0.30 million. This is a non-recurring item.

E.

Although the blended statutory rate for the entity post business combination would be 21%, the combined pro forma information under both scenarios results in a net loss for tax purposes. As such, a full valuation allowance has been applied resulting in no anticipated tax provision.

Note 4. Net Income (Loss) per Share

Net income (loss) per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and the related transactions, assuming the shares were outstanding since January 1, 2021. As the Business Combination and the related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination and related have been outstanding for the entirety of all periods presented.

The unaudited pro forma condensed combined financial information has been prepared to present two alternative scenarios with respect to redemption of Common Stock by DHAC Public Stockholders at the time of the Business Combination for the years ended December 31, 2021 (in thousands, except shares and per share numbers):

	Nine Months		Year Ended
	September 30, 2022(1)		December 31, 2021(1)
		Assuming		Assuming
	Assuming No	Maximum	Assuming No	Maximum
	Redemptions	Redemptions	Redemptions	Redemptions
Pro forma net loss	$(2,786)	$(2,786)	$(2,727)	$(2,726)
Weighted average shares outstanding – basic and diluted	15,872,365	15,178,242	15,872,365	15,178,242
Net loss per share – basic and diluted	$(0.18)	$(0.18)	$(0.17)	$(0.18)
Excluded securities:(2)
Public Warrants	11,500,000	11,500,000	11,500,000	11,500,000
Private Warrants	557,000	557,000	557,000	557,000
PIPE Warrants	530,000	530,000	530,000	530,000
Bridge Warrants	173,913	173,913	173,913	173,913
Stock options to be issued at effective time under stock option plan to be adopted at effective time	1,342,058	1,342,058	1,342,058	1,342,058
(1)	Pro forma income (loss) per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”
(2)	The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive, issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods presented.

DESCRIPTION OF THE COMBINED COMPANY’S SECURITIES

Holders of VSee and iDoc common stock who receive shares of the Combined Company’s Common Stock in the transactions will become the Combined Company stockholders. Your rights as the Combined Company stockholders will be governed by Delaware law and the Amended Charter, the Series A Preferred Certificate of Designation, the Series B Preferred Certificate of Designation and Amended Bylaws. The following description of the material terms of the Combined Company’s securities reflects the anticipated state of affairs upon completion of the Business Combination.

In connection with the Business Combination, DHAC will amend and restate its current articles of incorporation. The following summary of the material terms of the Combined Company’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Amended Charter, the Series A Preferred Certificate of Designation, the Series B Preferred Certificate of Designation and the Amended Bylaws are attached hereto as Annex B -1, Annex B-2, Annex B-3 and Annex C, respectively. You are encouraged to read the applicable provisions of Delaware law, the Amended Charter, the Series A Preferred Certificate of Designation, the Series B Preferred Certificate of Designation and the Amended Bylaws in their entirety for a complete description of the rights and preferences of Combined Company securities following the Business Combination.

Authorized and Outstanding Capital Stock

The Amended Charter authorizes the issuance of 110,000,000 shares. The total number of shares of Common Stock that the Combined Company is authorized to issue is 100,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Combined Company is authorized to issue is 10,000,000, having a par value of $0.0001 per share. The Series A Preferred Certificate of Designation authorizes the issuance of 10,000 shares of Series A Preferred Stock and the Series B Preferred Certificate of Designation authorizes the issuance of 50,000 shares of Series B Preferred Stock.

As of the date of this proxy statement/prospectus/consent solicitation, 4,156,123 shares of Common Stock are issued and outstanding. No preferred shares are issued or outstanding. After giving effect of the Business Combination, the PIPE Financing and the Series B Financing, and assuming a VSee Per Share Consideration of 0.40, an iDoc Per Share Consideration of 994.38 and VSee Outstanding Shares and iDoc Outstanding Shares as of [•], 2023, the Combined Company will have 15,872,365 shares of common stock outstanding (on an as-converted basis and assuming no redemptions), 15,178,242 shares of common stock outstanding (on an as-converted basis and assuming maximum redemptions), and in either case (assuming no redemptions or maximum redemptions) 10,000 shares of Series A Preferred Stock and 4,370 shares of Series B Preferred Stock outstanding.

We expect to have approximately 15,872,365 shares of common stock outstanding (on an as-converted basis) immediately after the consummation of the Business Combination, assuming that none of DHAC’s outstanding shares of common stock are redeemed in connection with the Business Combination. We anticipate that, upon completion of the Business Combination, the ownership of the Combined Entity will be as follows:

●	DHAC’s Public Stockholders are expected to beneficially own 694,123 shares of Combined Company common stock, or approximately 4.4% of the outstanding Combined Company common stock;
●	the Bridge Investor is expected to beneficially own 30,000 shares of Combined Company common stock, or approximately 0.2% of the outstanding Combined Company common stock;
●	the PIPE Investors are expected to beneficially own 1,171,300 shares of Combined Company common stock underlying the PIPE Shares (on an as-converted basis), or approximately 7.4% of the outstanding Combined Company common stock;
●	A.G.P, which has agreed to convert a deferred underwriting fee of $4,370,000 payable in connection with DHAC’s IPO into 4,370 shares of DHAC’s Series B Preferred Stock at a per share price of $1,000 upon the closing of the Business Combination, is expected to beneficially own 437,000 shares of Combined Company common stock underlying the Series B Shares (on an as-converted basis), or approximately 2.8% of the outstanding Combined Company common stock;
●	the Initial Stockholders are expected to hold 3,432,000 shares of Combined Company common stock, or approximately 21.6% of the outstanding Combined Company common stock;

●	the continuing VSee stockholders are expected to hold 5,157,942 shares of Combined Company common stock, or approximately 32.5% of the outstanding Combined Company common stock; and
●	the continuing iDoc stockholders are expected to hold 4,950,000 shares of Combined Company common stock, or approximately 31.2 % of the outstanding Combined Company common stock.

The number of shares and the interests set forth above (a) assume that (i) the number of shares of Common Stock to be issued upon closing of the Business Combination is 10,107,942 and there are no indemnity claims under the Business Combination Agreement that would reduce such shares, (ii) no additional Public Stockholders elect to have their Public Shares redeemed, (iii) the PIPE Investors purchase the full amount of the Additional PIPE Financing, (iv) there are no other issuances of equity interests of DHAC, VSee or iDoc, (v) none of the Bridge Investor, the PIPE Investors, A.G.P., the Initial Stockholders, or the current VSee or iDoc stockholders purchase shares of DHAC Common Stock in the open market, (vi) there are no exercises of stock options to be granted to certain DHAC and VSee employees, consultants and advisors in connection with the Business Combination, and (vii) all shares of Series A Preferred Stock and Series B Preferred Stock convert into Common Stock at the initial conversion prices set forth in the Series A Preferred Certificate of Designation and Series B Preferred Certificate of Designation, respectively, and (b) does not take into account the Company warrants that will remain outstanding following the Business Combination and may be exercised at a later date including the public and private Warrants, the Bridge Warrants and the PIPE Warrants.

If Sponsor purchases all of the Additional PIPE Financing, Sponsor’s ownership interest will increase by 1.5% assuming no exercise of the PIPE Warrants.

Common Stock

Voting Rights

Except as otherwise provided herein or expressly required by law, each holder of Common Stock of the Combined Company, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock of the Combined Company held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock of the Combined Company, as such, shall not be entitled to vote on any amendment to this Amended Charter (including any Certificate of Designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended Charter (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock of the Combined Company, the number of authorized shares of Common Stock of the Combined Company may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Combined Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend Rights

Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock of the Combined Company, the holders of Common Stock of the Combined Company, as such, shall be entitled to the payment of dividends on the Common Stock of the Combined Company when, as and if declared by the Combined Company’s board of directors in accordance with applicable law.

Liquidation, Dissolution and Winding Up

Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock of the Combined Company, in the event of any liquidation, dissolution or winding up of the Combined Company, whether voluntary or involuntary, the funds and assets of the Combined Company that may be legally distributed to the Combined Company’s stockholders shall be distributed among the holders of the then outstanding Common Stock of the Combined Company pro rata in accordance with the number of shares of Common Stock of the Combined Company held by each such holder.

Preferred Stock

The Amended Charter provides that shares of preferred stock of the Combined Company may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the board of directors of the Combined Company as hereinafter provided.

The board of directors of the Combined Company has authority from time to time to issue the preferred stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of preferred stock of the Combined Company may provide that such series shall be superior or rank equally or be junior to any other series of preferred stock of the Combined Company to the extent permitted by law and this Amended Charter (including any Certificate of Designation). Except as otherwise required by law, holders of any series of preferred stock of the Combined Company shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by the Amended Charter (including any Certificate of Designation).

The number of authorized shares of preferred stock of the Combined Company may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Combined Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Series A Preferred Stock

As of the date of this prospectus/proxy statement/consent solicitation statement, no shares of Series A Preferred Stock are outstanding. After giving effect of the Business Combination, 10,000 shares of Series A Preferred Stock will be outstanding.

Series A Convertible Preferred Stock

Pursuant to the PIPE Securities Purchase Agreement, immediately following the filing of the Amended Charter, the Combined Company will file a Certificate of Designation of Series A Convertible Preferred Stock in the form set forth in Annex B-2 (the “Series A Preferred Certificate of Designation”).

If the Business Combination Proposal and the Nasdaq PIPE Proposal are approved, the Series A Preferred Certificate of Designation that will be filed on the Closing Date (as defined in the PIPE Securities Purchase Agreement) will establish the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of the Series A Preferred Stock, which are described in more detail below.

Authorized Shares, Par Value

Pursuant to the Series A Preferred Certificate of Designation, the Combined Company will authorize ten thousand (10,000) Series A Convertible Preferred Shares, par value $0.0001.

Ranking

The Series A Preferred Stock will rank senior to the Common Stock with respect to rights on dividends, distribution of assets on any voluntary or involuntary liquidation, and dissolution or winding up of the affairs of the Combined Company, and will rank senior to the Series B Preferred Stock.

If an Equity Conditions Failure (as defined below) occurs at any time prior to the date dividends are paid, (A) the Combined Company shall provide each holder of Series A Preferred Stock a subsequent notice to that effect and (B) the applicable holder waives the Equity Conditions Failure, the dividends of such holder shall be capitalized and, as of the date such dividends are to be paid, shall increase the value of the Series A Preferred Stock of such holder on a dollar-for-dollar basis. Dividends to be paid on any date in shares of the Combined Company shall be paid in a number of fully paid and nonassessable shares (rounded to the nearest whole share of Common Stock equal to the quotient of (1) the amount of dividends payable on such date less any cash dividends paid and (2) the Alternate Conversion Price in effect on the applicable dividend payment date.

Dividends

Dividends on the Series A Preferred Stock accrue at seven percent (7%) per annum and are payable in arrears on the first day of each month. Dividends are payable in shares of the Common Stock or, at the Combined Company’s option, in cash, or a combination of Common Stock and cash.

Conversion Rights

The number of shares of Common Stock into which the PIPE Shares are convertible is equal to the Conversion Amount divided by the initial conversion price of $10.00 (the “Conversion Price”), subject to adjustment. “Conversion Amount” means, with respect to each share of Series A Preferred Stock, the sum of (A) the stated value, (B) all declared and unpaid dividends with respect to such stated value, and (C) a make-whole amount equal to the additional dividends at seven percent (7%) per annum that would accrue in respect of the PIPE Shares assuming such shares remained outstanding for 18 months from the date of issuance, if any.

The Conversion Price of the PIPE Shares is subject to reset under the following circumstances: (i) the PIPE Investors may convert all or any part of the PIPE Shares at any time at the Alternate Conversion Price and (ii) at any time following the occurrence of a Trigger Event (as defined below), during the period commencing upon receipt of notice of the Triggering Event and ending on the 20th trading day after the later of (a) the Triggering Event is cured or (b) the holder’s receipt of notice of a Triggering Event, the PIPE Investors may convert all or any part of the PIPE Shares at the Alternate Conversion Price. “Alternate Conversion Price” means the lowest of (i) the applicable conversion price as in effect on the applicable conversion date of the applicable Alternate Conversion, and (ii) the greater of (x) the Floor Price (as defined below), and (y) 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the three (3) trading days with the lowest VWAP of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by (II) three (3), as appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

“Floor Price” means $10.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events); provided, that after the Resale Adjustment Date, the Floor Price shall be lowered to $5.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events); provided further, upon any Price Adjustment Reset (as defined below), the Floor Price shall be lowered to $2.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) (the “Hard Floor Price”).

Any conversion will be settled only in shares of Common Stock; provided, that the Combined Company shall not effect any conversion to the extent that after giving effect to such conversion, the converting holder would beneficially own in excess of 4.99% of the Common Stock outstanding immediately after giving effect to the conversion.

A “Trigger Event” is defined to include events related to the failure of the Registration Statement to be filed with or declared effective by the SEC, the effectiveness of the Registration Statement lapsing or being unavailable, the suspension from trading or the failure of the Common Stock to be trading or listed for a period of five (5) consecutive trading days, the Combined Company’s failure to cure a Conversion Failure or a Delivery Failure (as defined in the PIPE Warrants) or notice of its intention not to comply with a request for exercise of any PIPE Warrants, failure to pay any Dividend when required or remove any restrictive legend upon the conversion or exercise of conversion when required, the occurrence of any default under indebtedness of at least $250,000 by the Combined Company or any Subsidiary, bankruptcy, insolvency, reorganization, or liquidation proceedings are instituted by or against the Combined Company or a Subsidiary and not dismissed within thirty (30) days of their initiation, the commencement by the Combined Company or any Subsidiary of a voluntary bankruptcy, insolvency, or reorganization or an assignment for the benefit of creditors or any other similar federal, state, or foreign proceeding or the admission in writing of inability to pay debts generally as they become due or any foreclosure sale or any other similar action under federal, state, or foreign law, the entry by a court of a decree, order, judgment, or other similar document in respect of the Combined Company or any Subsidiary of a voluntary or involuntary bankruptcy, insolvency, or reorganization, a final judgment in excess of $250,000 is rendered against the Combined Company or any Subsidiary which is not bonded, discharged, settled, or stayed within thirty (30) days after the entry thereof, the Combined Company or any Subsidiary fails to pay any payment with respect to any indebtedness in excess of $250,000 due to any third party, the false or inaccurate certification by, or breach of any representation or warranty of, the Combined Company or any Subsidiary including in the Series A Preferred Certificate of Designation or any Transaction Document, any Material Adverse Effect (as defined in the PIPE Securities Purchase Agreement) that is not cured within five (5) Trading Days of the occurrence, or any provision of any Transaction

Document shall cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof shall be contested by the Company or any Subsidiary, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Combined Company or any of its Subsidiaries shall deny in writing that it has any liability or obligation purported to be created under one or more Transaction Documents.

Voting Rights

The holders of the Series A Preferred Stock are entitled to vote with holders of Common Stock, together as a single class, with a number of votes per share equal to the number of shares of Common Stock into which such holders’ Series A Preferred Stock is then convertible. The Series A Preferred Stock will be entitled to certain consent rights on matters related to the authorization or issuance of any equity or debt securities of the Combined Company that rank senior or pari passu to certain rights of the Series A Preferred Stock, or any other shares of the Combined Company capital stock junior in rank having a maturity date or any other date requiring redemption or repayment prior to the one year anniversary of the issuance date of the Series A Preferred Stock. Additionally, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the holders of the Series A Preferred Stock, the Combined Company shall not (a) amend or repeal any provision of, or add any provision to, its Certificate of Incorporation or bylaws, or file any certificate of designations or articles of amendment of any series of shares of preferred stock, if such action would adversely alter or change in any respect the preferences, rights, privileges or powers, or restrictions provided for the benefit of the Series A Preferred Stock, regardless of whether any such action shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise; (b) increase or decrease (other than by conversion) the authorized number of Series A Preferred Stock; (c) create or authorize (by reclassification or otherwise) any new class or series of senior preferred stock or pari passu stock; (d) purchase, repurchase or redeem any shares of subordinate stock (other than pursuant to the terms of the Combined Company’s equity incentive plans and options and other equity awards granted under such plans (that have in good faith been approved by the Board)); (e) unless in accordance with the Series A Preferred Certificate of Designation, pay dividends or make any other distribution on any shares of any subordinate; (f) issue any Series A Preferred Stock other than as contemplated by the Series A Preferred Certificate of Designation or pursuant to the PIPE Securities Purchase Agreement; or (g) whether or not prohibited by the terms of the Series A Preferred Stock, circumvent a right of the Series A Preferred Stock under the Series A Preferred Certificate of Designation.

Rights Upon Fundamental Transactions

Pursuant to the Series A Preferred Certificate of Designation, the Combined Company shall not be party to a “Fundamental Transaction,” defined to include a merger, change or control, transfer of all or substantially all equity of the company, or sale of 50% or more of the Combined Company’s outstanding shares of Common Stock, unless the successor entity assumes in writing all obligations of the Combined Company under the Series A Preferred Certificate of Designation and the other PIPE Transaction Documents, and such successor entity shall issue upon conversion or redemption of the Series A Preferred Stock shares of the publicly traded common stock (or their equivalent) of the successor entity had all the Series A Preferred Stock of the holder been converted immediately prior to the Fundamental Transaction.

Change of Control

Commencing on the date of the provision of notice to the Series A Preferred Stock holder of a change of control of the Combined Company and ending on 20 trading days after the later of (i) the consummation of such change of control, (ii) the date of receipt of the notice of change of control, or (iii) the date of announcement of the change of control, the holder of Series A Preferred Stock may require the Combined Company to convert all or a portion of such holder’s Series A Preferred Stock for consideration equal to the Change of Control Election Price, to be satisfied at the Combined Company’s election (such election to pay in cash or by delivery of the Rights (as defined below), a “Consideration Election”), in either (I) rights (collectively, the “Rights”), convertible in whole, or in part, at any time, without the requirement to pay any additional consideration, at the option of the holder, into such Corporate Event Consideration (as defined below) applicable to such change of control equal in value to the Change of Control Election Price (as determined with the fair market value of the aggregate number of Successor Shares (as defined below) issuable upon conversion of the Rights to be determined in increments of 10% (or such greater percentage as the applicable holder may notify the Combined Company from time to time) of the portion of the Change of Control Election Price attributable to such Successor Shares (the “Successor Share Value Increment”), with the aggregate number of Successor Shares issuable upon exercise of the Rights with respect to the first Successor Share Value Increment determined based on 70% of the Closing Bid Price of the Successor Shares on the date the Rights are issued and on each of the nine (9) subsequent Trading Days, in each case, the aggregate number of additional Successor Shares issuable upon exercise of the Rights shall be determined based upon a Successor Share Value Increment at 70% of the Closing Bid Price of the Successor Shares in effect for such corresponding Trading Day (such ten (10) Trading Day period commencing on, and including, the date the Rights are issued, the “Rights Measuring Period”)), or (II) in cash; provided, that the Company shall not consummate a change of control if the Corporate Event Consideration includes capital stock or other equity interest (the “Successor Shares”) either in an entity that is not listed on an Eligible Market or an entity in which the daily share volume for the applicable Successor Shares for each of the twenty (20) Trading Days prior to the date of consummation of such change of control is less than the aggregate number of Successor Shares issuable to all holders of Series A Preferred Stock upon conversion in full of the applicable Rights (without regard to any limitations on conversion therein, assuming the exercise in full of the Rights on the date of issuance of the Rights and assuming the Closing Bid Price of the Successor Shares for each Trading Day in the Rights Measuring Period is the Closing Bid Price on the Trading Day ended immediately prior to the time of consummation of the Change of Control). The Company shall give each holder of Series A Preferred Stock written notice of each Consideration Election at least twenty (20) Trading Days prior to the time of consummation of such change of control. Payment of such amounts or delivery of the Rights, as applicable, shall be made by the Combined Company (or at the Combined Company’s direction) to each holder of Series A Preferred Stock on the later of (x) the second (2nd) Trading Day after the date of such request and (y) the date of consummation of such Change of Control (or, with respect to any Right, if applicable, such later time that holders of shares of the Company’s Common Stock are initially entitled to receive Corporate Event Consideration with respect to the shares of Common Stock of such holder). Any Corporate Event Consideration included in the Rights, if any, is pari passu with the Corporate Event Consideration to be paid to holders of shares of Common Stock and the Combined Company shall not permit a payment of any Corporate Event Consideration to the holders of shares of Common Stock without on or prior to such time delivering the Right to the holders of Series A Preferred Stock. Cash payments, if any, required by the Series A Preferred Certificate of Designation shall have priority to payments to all other stockholders of the Combined Company in connection with such change of control. Until the applicable Change of Control Election Price is paid in full to the applicable Holder in cash or Corporate Event Consideration, the Series A Preferred Stock submitted by such holder for exchange or payment, as applicable, may be converted, in whole or in part, by such holder into Common Stock or in the event the Conversion Date is after the consummation of such change of control, stock or equity interests of the Successor Entity substantially equivalent to the Combined Company’s shares of Common Stock. The Required Premium due in connection with a change of control is intended by the parties to be a reasonable estimate of such holder’s actual loss of its investment opportunity and not as a penalty.

Purchase Rights

If at any time the Combined Company grants, issues or sells any options, convertible securities, or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then each holder of Series A Preferred Stock will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of all the Series A Preferred Shares held by such holder immediately prior to the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights; subject to certain limitations on beneficial ownership.

Other Corporate Events

Prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Combined Company shall make appropriate provision to ensure that each holder of Series A Preferred Stock will thereafter have the right, at such holder’s option, to receive upon a conversion of all the Series A Preferred Stock held by such holder (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets (the “Corporate Event Consideration”) to which such holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by such holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of the Series A Preferred Stock) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as such holder of Series A Preferred Stock would have been entitled to receive had the Series A Preferred Stock held by such holder initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate.

Rights Upon Issuance of Other Securities; Adjustment of Conversion Price upon Subdivision or Combination of Common Stock

If the Combined Company at any time subdivides (or combines) one or more classes of its outstanding shares of Common Stock into a greater (or lesser) number of shares, the Conversion Price will be proportionately reduced (or increased).

Voluntary Adjustment by the Combined Company

The Combined Company may, with the prior written consent of the Series A Preferred Stock holders, reduce the Conversion Price to any amount and for any period of time deemed appropriate by the Board.

On the later (such later date, the “Resale Adjustment Date”) of (A) the 90th calendar day after the issuance of the Series A Preferred Stock and (B) the earlier of (x) the initial date the shares of Common Stock issuable upon conversion of the Series A Preferred Stock are eligible to be resold by the holders pursuant to Rule 144 or (y) the date a registration statement registering the resale by the holders of Series A Preferred Stock of all shares of Common Stock issuable upon conversion of the Series A Preferred Stock (or such lesser number of shares of Common Stock as authorized by the holders of Series A Preferred Stock) is declared effective by the SEC, as applicable, if the Conversion Price then in effect is greater than the Resale Adjustment Price (as defined below), on the Resale Adjustment Date the Conversion Price shall automatically adjust downward to the Resale Adjustment Price.

“Resale Adjustment Price” means, with respect to any Resale Adjustment Date, that price which shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Resale Adjustment Date, and (ii) the greater of (x) the Floor Price and (y) 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the three (3) trading days with the lowest VWAP of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the applicable Resale Adjustment Date, divided by (II) three (3) (such period, the “Resale Adjustment Measuring Period”). All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock during such Resale Adjustment Measuring Period.

On the earlier (such earlier date, the “Price Adjustment Date”) to occur after the 90th calendar day after the issuance of the Series A Preferred Stock of (A) such date the VWAP of the Common Stock for each trading day during a period of ten (10) consecutive trading days is less than $5.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) or (B) the first anniversary of the issuance of the Series A Preferred Stock, as applicable, if the Conversion Price then in effect is greater than $2.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) on the Price Adjustment Date, the Conversion Price shall automatically adjust downward to the Resale Adjustment Price (each, a “Price Adjustment Reset”).

Redemption

Upon a bankruptcy event of the Combined Company, the Combined Company is required to redeem the Series A Preferred Stock for a cash amount equal to the greater of (a) the Conversion Amount multiplied by 117.5% and (b) the Conversion Rate multiplied by the product of 117.5% multiplied by the greatest closing sale price of the Common Stock on any trading day during the period commencing on the date immediately prior to the bankruptcy event and ending on the date the Combined Company pays the redemption amount.

At any time, the Combined Company may optionally redeem the Series A Preferred Stock in cash at a price equal to the 110% of the greater of (a) the Conversion Amount and (b) solely if an Equity Conditions Failure (as defined below) exists, the product of the (x) the Conversion Rate multiplied by (y) the greatest closing sale price of the Common Stock on any trading day during the period commencing on the date immediately prior to the redemption notice date and ending on the date the Combined Company pays the redemption amount.

“Equity Conditions” is defined broadly to include the filing and effectiveness of a Registration Statement with respect to the Series A Preferred Stock; the listing of the Common Stock on an eligible market; the timely delivery to the holders of Series A Preferred Stock of any converted shares of Common Stock; no announcement of a Fundamental Transaction has occurred; no Triggering Event has occurred; and no disputes exist between any of the holders of the Series A Preferred Stock, the market in which the Common Stock is then trading, the Combined Company, or FINRA with respect to any Series A Preferred Stock or PIPE Transaction Document.

“Equity Conditions Failure” means that on any day during the period commencing twenty (20) trading days prior to the applicable date of determination, and including such applicable date of determination, the Equity Conditions have not been satisfied (or waived in writing by the holder of the Series A Preferred Stock).

Reservation Requirements

So long as any Series A Preferred Stock remains outstanding, the Combined Company shall at all times reserve at least 200% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all Series A Preferred Stock then outstanding.

If any Series A Preferred Stock remains outstanding and there is an insufficient number of outstanding shares of Common Stock to satisfy the reserve requirement, the Combined Company will take all action necessary to increase the authorized shares of Common Stock.

Covenants

The Series A Preferred Certificate of Designation contains covenants of the Combined Company, including a restriction on redemption and dividends on capital stock of the Combined Company; a restriction on the transfer of assets; proscription of a change in the nature of the Combined Company’s business; maintenance of good standing, properties, intellectual property, and insurance; proscription on transactions with affiliates and issuance of preferred stock; waiver of usury laws; payment of taxes; engagement of independent auditor; and, upon the occurrence of a Triggering event, the hiring of an independent investigator with respect to the breach giving rise to the Triggering Event.

Taxes

The Series A Preferred Certificate of Designation provides that if the Combined Company is required to deduct or withhold any taxes in respect of any amount payable to the holders of the Series A Preferred Stock, the amount payable shall be increased to the extent necessary so that after making all required deductions and withholdings, including taxes on amounts payable to a holder, such holder receives an amount equal to the sum it would have received had no such deduction or withholding been made; the Combined Company shall make such deduction or withholding; and the Combined Company shall pay the full amount deducted or withheld to the relevant governmental entity. Additionally, the Combined Company agrees to indemnify each holder of Series A Preferred Stock for any taxes as a result of any payments made in connection with any of the PIPE transaction Documents and the Series A Preferred Stock.

Liquidation

In the event of the liquidation of the Combined Company, the holders of Series A Preferred Stock shall have priority to receive an amount per share of Series A Preferred Stock equal to the sum of (i) the Black Sholes Value (as defined in the PIPE Warrants) with respect to the outstanding portion of all PIPE Warrants held by such holder, (ii) the greater of (a) 125% of the Conversion Amount of the holder’s Series A Preferred Stock or (b) the amount per share such holder would receive if such holder converted its Series A Preferred Stock into Common Stock immediately prior to the date of such payment. Upon payment in full of the Black-Scholes Value the PIPE Warrants, the PIPE Warrants shall be deemed repurchased by the Combined Company and no longer exercisable.

If the liquidation funds are insufficient to pay the full amount due to the holders of Series A Preferred Stock, each holder shall receive a percentage of the liquidation funds equal to the full amount of liquidation funds payable to such holder as a liquidation preference as a percentage of the full amount of liquidation funds payable to all holders of preferred stock and parity stock of the Combined Company. To the extent necessary, the Combined Company shall cause such actions to be taken by each of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a liquidation to be distributed to the holders of Series A Preferred Stock.

Amendments

The Series A Preferred Certificate of Designation may be amended by the affirmative vote of the holders of Series A Preferred Stock voting as a separate class, and the stockholder approval as required pursuant to the DGCL and the Combined Company’s Certificate of Incorporation.

Certain Risks Associated with Preferred Stock

As further described above, pursuant to their terms, each share of the Combined Company Series A Preferred Stock could convert into shares of the Combined Company Common Stock (see the subsection entitled “Conversion Rights” and above) or could result in an obligation of the Combined Company to redeem in cash the maximum portion of the Combined Company Series A Preferred Stock permitted by law (see the subsection entitled “Redemption” above). The conversion of the Combined Company Series A Preferred Stock would result in dilution to the then existing holders of the Combined Company Common Stock (see the risks associated with the Combined Company Series A Preferred Stock in the section entitled “Risk Factors,” including in particular “Risks Related to Combined Company’s Common Stock and the Securities Market”), and the redemption of the Combined Company Series A Preferred Stock would result in an obligation of the Combined Company to meet such redemption obligations in cash, which the Combined Company may not have the ability to pay.

Series B Preferred Stock

As of the date of this prospectus/proxy statement/consent solicitation statement, no shares of Series B Preferred Stock are outstanding. After giving effect of the Business Combination, 4,370 shares of Series B Preferred Stock will be outstanding.

Series B Convertible Preferred Stock

Pursuant to the Series B Securities Purchase Agreement, immediately following the filing of the Amended Charter and the Series A Preferred Certificate of Designation, the Combined Company will file a Certificate of Designation of Series B Convertible Preferred Stock in the form set forth in Annex B-2 (the “Series B Preferred Certificate of Designation”).

If the Business Combination Proposal and the Nasdaq Series B Proposal are approved, the Series B Preferred Certificate of Designation that will be filed on or prior to the closing of the Business Combination will establish the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of the Combined Company’s Series B Preferred Stock, which are described in more detail below.

Authorized Shares, Par Value

Pursuant to the Series B Preferred Certificate of Designation, the Combined Company will authorize five thousand (5,000) Series B Convertible Preferred Shares, par value $0.0001.

Ranking

The Series B Preferred Stock will rank senior to the Common Stock with respect to rights on dividends, distribution of assets on any voluntary or involuntary liquidation, and dissolution or winding up of the affairs of the Combined Company. The Series B Preferred Stock will rank junior to the Series A Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the affairs of the Combined Company.

Dividends

Holders of the Series B Preferred Stock participate on dividends and any other distributions of the Combined Company’s assets as if such holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series B Preferred Stock immediately prior to the date on which a record is taken for such dividend or distribution, subject to certain limitations on beneficial ownership.

Conversion Rights

The number of shares of Common Stock into which the Series B Preferred Stock are convertible (the “Conversion Rate”) is equal to the Conversion Amount divided by the initial conversion price of $10.00 (the “Conversion Price”), subject to adjustment. “Conversion Amount” means, with respect to each share of Series B Preferred Stock, the stated value.

The Series B Preferred Stock is convertible upon the earlier of (i) twelve (12) months after the issuance of the Series B Preferred Stock or (ii) the date on which no shares of Series A Preferred Stock remain outstanding, into Common Stock at the Conversion Rate (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Series B Preferred Stock outstanding).

The Conversion Price of the Series B Preferred Stock is subject to reset in the event the holders convert all or any part of the Series B Preferred Stock at the Alternate Conversion Price. “Alternate Conversion Price” means the lowest of (i) the applicable conversion price as in effect on the applicable conversion date of the applicable Alternate Conversion, and (ii) the greater of (x) the Floor Price (as defined below) and (y) 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the three (3) trading days with the lowest VWAP of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by (II) three (3), as appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

“Floor Price” means $10.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events); provided, that after the Resale Adjustment Date (as defined below), the Floor Price shall be lowered to $5.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events); provided further, upon any Price Adjustment Reset, the Floor Price shall be lowered to $2.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events).

Any conversion will be settled only in shares of Common Stock; provided, that the Combined Company shall not effect any conversion to the extent that after giving effect to such conversion, the converting holder would beneficially own in excess of 4.99% of the Common Stock outstanding immediately after giving effect to the conversion.

Purchase Rights

If at any time the Combined Company grants, issues or sells any options, convertible securities, or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then each holder of Series B Preferred Stock will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of all the Series B Preferred Shares held by such holder immediately prior to the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights; subject to certain limitations on beneficial ownership.

Other Corporate Events

Prior to the consummation of any “Fundamental Transaction,” defined to include a merger, change or control, transfer of all or substantially all equity of the company, or sale of 50% or more of the Combined Company’s outstanding shares of Common Stock, pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Combined Company shall make appropriate provision to ensure that each holder of Series B Preferred Stock will thereafter have the right, at such holder’s option, to receive upon a conversion of all the Series B Preferred Stock held by such holder (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets (the “Corporate Event Consideration”) to which such holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by such holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of the Series B Preferred Stock) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as such holder of Series B Preferred Stock would have been entitled to receive had the Series B Preferred Stock held by such holder initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate.

Rights Upon Issuance of Other Securities; Adjustment of Conversion Price upon Subdivision or Combination of Common Stock

If the Combined Company at any time subdivides (or combines) one or more classes of its outstanding shares of Common Stock into a greater (or lesser) number of shares, the Conversion Price will be proportionately reduced (or increased).

Adjustment of Conversion Price

The Combined Company may, with the prior written consent of the Series B Preferred Stock holders, reduce the Conversion Price to any amount and for any period of time deemed appropriate by the Board.

On the later (such later date, the “Resale Adjustment Date”) of (A) the 90th calendar day after the initial issuance of the Series B Preferred Stock and (B) the earlier of (x) the initial date the shares of Common Stock issuable upon conversion of the Series B Preferred Stock are eligible to be resold by the holders pursuant to Rule 144 or (y) the date a registration statement registering the resale by the holders of all shares of Common Stock issuable upon conversion of the Series B Preferred Stock is declared effective by the SEC, as applicable, if the Conversion Price then in effect is greater than the Resale Adjustment Price (as defined below), on the Resale Adjustment Date, the Conversion Price shall automatically adjust downward to the Resale Adjustment Price.

On the earlier (such earlier date, the “Price Adjustment Date”) to occur after the Resale Adjustment Date of (A) such date the VWAP of the Common Stock for each trading day during a period of ten (10) consecutive trading days is less than $5.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) or (B) the first anniversary of the issuance of the Series B Preferred Stock, as applicable, if the Conversion Price then in effect is greater than $2.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) on the Price Adjustment Date, the Conversion Price shall automatically adjust downward to the Resale Adjustment Price (each, a “Price Adjustment Reset”).

“Resale Adjustment Price” means, with respect to any Resale Adjustment Date that price which shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Resale Adjustment Date, and (ii) the greater of (x) the Floor Price and (y) 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the three (3) Trading Days with the lowest VWAP of the Common Stock during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately preceding the applicable Resale Adjustment Date, divided by (II) three (3) (such period, the “Resale Adjustment Measuring Period”). All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock during such Resale Adjustment Measuring Period.

Rights Upon Fundamental Transactions

Pursuant to the Series B Preferred Certificate of Designation, the Combined Company shall not be party to a Fundamental Transaction, defined to include a merger, change or control, transfer of all or substantially all equity of the company, or sale of 50% or more of the Combined Company’s outstanding shares of Common Stock, unless the successor entity assumes in writing all obligations of the Combined Company under the Series B Preferred Certificate of Designation and the Series B Securities Purchase Agreement Transaction Documents, and such successor entity shall issue upon conversion or redemption of the Series B Preferred Stock shares of the publicly traded common stock (or their equivalent) of the successor entity had all the Series B Preferred Stock of the holder been converted immediately prior to the Fundamental Transaction.

Voting Rights

The holders of Series B Preferred Stock are entitled to vote with shareholders of Common Stock, together as a single class, with a number of votes per share equal to the number of shares of Common Stock into which such holders’ Series B Preferred Stock is then convertible. Series B Preferred Stock will be entitled to certain consent rights on matters related to the authorization of any adverse change to the powers, preferences, or special rights of the Series B Preferred Stock set forth in the Combined Company’s Certificate of Incorporation or Bylaws, and shall have voting rights as required by law.

Additionally, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the holders of the Series B Preferred Stock, the Combined Company shall not amend or repeal any provision of, or add any provision to, its Certificate of Incorporation or bylaws, or file any certificate of designations or articles of amendment of any series of shares of preferred stock, if such action would adversely alter or change in any respect the preferences, rights, privileges or powers, or restrictions provided for the benefit of the Series B Preferred Stock, regardless of whether any such action shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise.

Purchase Rights

If at any time the Combined Company grants, issues or sells any options, convertible securities, or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then each holder of Series B Preferred Stock will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of all the Series B Preferred Shares held by such holder immediately prior to the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights; subject to certain limitations on beneficial ownership.

Redemption

At any time, the Combined Company may optionally redeem the Series B Preferred Stock in cash at a price equal to the 100% of the Conversion Amount.

Reservation Requirements

So long as any Series B Preferred Stock remains outstanding, the Combined Company shall at all times reserve at least 200% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all Series B Preferred Stock then outstanding.

Liquidation

In the event of the liquidation of the Combined Company, the holders of Series B Preferred Stock shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of any of shares of junior, but junior with respect to the Series A Preferred Stock, and shall receive an amount per share of Series B Preferred Stock equal to the amount per share such holder would receive if such holder converted its Series B Preferred Stock into Common Stock immediately prior to the date of such payment.

Amendments

The Series B Preferred Certificate of Designation may be amended by the affirmative vote of the holders of Series B Preferred Stock voting as a separate class, and the stockholder approval as required pursuant to the DGCL and the Combined Company’s Certificate of Incorporation.

Certain Risks Associated with Preferred Stock

As further described above, pursuant to their terms, each share of Series B Preferred Stock could convert into shares of Common Stock (see the subsection entitled “Conversion Rights” and above). The conversion of the Series B Preferred Stock would result in dilution to the then existing holders of Common Stock (see the risks associated with the Series B Preferred Stock in the section entitled “Risk Factors,” including in particular “Risks Related to Combined Company’s Common Stock and the Securities Market”).

Warrants

IPO Warrants

As of the date of this prospectus/proxy statement/consent solicitation statement, 11,500,000 public Warrants and 557,000 private placement warrants are outstanding. Each whole Warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of an initial business combination. However, no Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of common stock issuable upon exercise of the Warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public Warrants is not effective within 90 days following the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the five (5) trading days ending on the trading day prior to the date of exercise. The Warrants will expire on the fifth anniversary of our completion of an initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The private Warrants are identical to the public Warrants.

We may call the Warrants for redemption, in whole and not in part, at a price of $0.01 per Warrant,

●	at any time after the Warrants become exercisable;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;
●	if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the Warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and
●	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such Warrants.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for our Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of common stock for the five (5) trading days ending on the third (3rd) trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

The Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding public Warrants, including Warrants included in the Public Subunits, in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of common stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the Warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

In addition, if (x) we issue additional shares of common stock or equity-linked securities for capital raising purposes in connection with the Closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Board, and in the case of any such issuance to our sponsor, initial stockholders or their affiliates, without taking into account any founder shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which we issue the additional shares of common stock or equity-linked securities, and the $18.00 redemption trigger price will be adjusted to 180% of this amount.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of common stock outstanding.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Bridge Warrants

DHAC executed the Bridge Securities Purchase Agreement with the Bridge Investor pursuant to which, among other things, DHAC issued to the Bridge Investor warrants exercisable for 173,913 shares of Common Stock of the Combined Company (collectively, the “Bridge Warrants”).

Exercise

The Bridge Warrants are exercisable for shares of Common Stock of the Combined Company at a price of $11.50 per share of Common Stock (the “Exercise Price”), and expire at 5:30 p.m. Pacific Time five years after the date of issuance (the “Expiration Date”).

Cashless Exercise

If at any time after the date of issuance of the Bridge Warrants there is no effective registration statement available for the resale of shares of Common Stock held by the holder, then in lieu of exercising the Bridge Warrant by payment of cash or check, the holder may elect to receive the number of shares of Common Stock equal to the value of the Bridge Warrant, or the portion thereof being exercised, by surrender of the Bridge Warrant to the Combined Company or its transfer agent, after which the holder will receive shares of Common Stock in accordance with the following formula:

Where,	X	=	The number of shares of Common Stock to be issued to the holder;
	Y	=	The number of shares of Common Stock for which the Bridge Warrant is being exercised;
	A	=	The fair market value of one share of Common Stock; and
	B	=	The Exercise Price.

No Fractional Shares

In lieu of any fractional share to which the holder would otherwise be entitled, the Combined Company shall make a cash payment equal to the Exercise Price multiplied by such fraction

No Rights of Shareholders

Except as provided in the Bridge Warrant, the Bridge Warrant does not entitle its holder to any rights of a shareholder of the Combined Company.

Reservation of Common Stock

During the term the Bridge Warrants are exercisable, the Combined Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the exercise of the Bridge Warrant and, from time to time, will take all steps necessary to amend its Certificate of Incorporation to provide sufficient reserves of shares of Common Stock issuable upon exercise of the Bridge Warrants.

Taxes

All shares that may be issued upon the exercise of rights represented by the Bridge Warrants and payment of the Exercise Price will be free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously or otherwise specified in the Bridge Warrants).

Adjustments

Prior to the Expiration Date, the Exercise Price and the number of shares of Common Stock purchasable upon the exercise of the Bridge Warrants are subject to adjustment from time to time upon the occurrence of any of the following events:

(a)In the event that the Combined Company shall at any time after the date of issuance of the Bridge Warrants (i) declare a dividend on Common Stock in shares or other securities of the Combined Company, (ii) split or subdivide the outstanding Common Stock, (iii) combine the outstanding Common Stock into a smaller number of shares, or (iv) issue by reclassification of its Common Stock any shares or other securities of the Combined Company, then, in each such event, the Exercise Price in effect at the time shall be adjusted so that the holder shall be entitled to receive the kind and number of such shares or other securities of the Combined Company which the holder would have owned or have been entitled to receive after the happening of any of the events described above had such Bridge Warrant been exercised immediately prior to the happening of such event (or any record date with respect thereto).
(b)No adjustment in the number of shares of Common Stock receivable upon exercise of the Bridge Warrant shall be required unless such adjustment would require an increase or decrease of at least 0.1% in the aggregate number of shares of Common Stock purchasable upon exercise of all Bridge Warrants; provided that any adjustments which are not required to be made shall be carried forward and taken into account in any subsequent adjustment.
(c)If at any time, as a result of an adjustment, the holder of any Bridge Warrant thereafter exercised shall become entitled to receive any shares of the Combined Company other than shares of Common Stock, thereafter the number of such other shares so receivable upon exercise of any Bridge Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock receivable upon execution of the Bridge Warrant.
(d)Whenever the Exercise Price payable upon exercise of each Bridge Warrant is adjusted, the Warrant Shares shall be adjusted by multiplying the number of shares of Common Stock receivable upon execution of the Bridge Warrant immediately prior to such adjustment by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment, and the denominator of which shall be the Exercise Price as adjusted.
(e)In the event of any capital reorganization of the Combined Company, or of any reclassification of the Common Stock, or in case of the consolidation of the Combined Company with or the merger of the Combined Company with or into any other corporation or of the sale of the properties and assets of the Combined Company as, or substantially as, an entirety to any other corporation, each Bridge Warrant shall, after such capital reorganization, reclassification of Common Stock, consolidation, merger or sale, and in lieu of being exercisable for shares of Common Stock of the Combined Company, be exercisable, upon the terms and conditions specified in the Bridge Warrant, for the number of shares of stock or other securities or assets to which holder of the number of shares of Common Stock purchasable upon exercisable of such Bridge Warrant immediately prior to such capital organization, reclassification of Common Stock, consolidation, merger or sale would have been entitled upon such capital organization, reclassification of Common Stock, consolidation, merger or sale. The Company shall not effect any such consolidation, merger or sale, unless prior to or simultaneously with the consummation thereof, the successor corporation (if other than the Combined Company) resulting from such consolidation or merger or the corporation purchasing such assets or the appropriate corporation or entity shall assume, by written instrument, the obligation to deliver to holder of each Bridge Warrant the shares of stock, securities or assets to which, in accordance with the foregoing provisions, such holder may be entitled and all other obligations of the Combined Company under the Bridge Warrant.
(f)If the Combined Company in any manner issues or sells or enters into any agreement to issue or sell, any Common Stock, options or convertible securities (any such securities, “Variable Price Securities”) after the issuance of the Bridge Warrants that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for shares of Common Stock at a price which varies or may vary with the market price of the shares of Common Stock, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Combined Company shall provide notice thereof to the holder on the date of such agreement and the issuance of such convertible securities or options. From and after the date the Combined Company enters into such agreement or issues any such Variable Price Securities, the holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price upon exercise of the Bridge Warrant by designating in the exercise form delivered upon any exercise of the Bridge Warrant that solely for purposes of such exercise the holder is relying on the Variable Price rather than the Exercise Price then in effect.
(g)In case any event shall occur as to which the other provisions above are not strictly applicable or the failure to make any adjustment would result in an unfair enlargement or dilution of the purchase rights represented by the Bridge Warrants in accordance with the essential intent and principles hereof, then, in each such case, the independent auditors of the Combined Company shall give an opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles above, necessary to preserve, without enlargement or dilution, the purchase rights presented by the Bridge Warrants. Upon receipt of such opinion, the Combined Company shall promptly make the adjustment described therein.

Governing Law

The Bridge Warrants are governed by, and construed in accordance with, the laws of the State of Delaware, without regard to principles of conflicts of law. The Combined Company and the holders of the Bridge Warrants consent to the exclusive jurisdiction of the federal courts of the United States sitting in Delaware.

PIPE Warrants

In connection with the execution of the Business Combination Agreement, DHAC executed the PIPE Securities Purchase Agreement pursuant to which, among other things, DHAC will issue to the PIPE Investors warrants (the “PIPE Warrants”) exercisable for 530,000 shares of Common Stock of the Combined Company, subject to adjustment, immediately after the closing of the Business Combination. The foregoing assumes that the PIPE Investors purchase all of the Additional PIPE Financing.

Exercise of Warrants

The PIPE Warrants may be exercised by the holder on any day on or after the issuance, in whole or in part, by delivery of a written notice of exercise, and payment to the Combined Company of the aggregate Exercise Price (as defined below) in cash or via wire transfer of immediately available funds, unless the exercise was made pursuant to a Cashless Exercise (as defined below).

The Company shall not effect the exercise of any PIPE Warrant to the extent that after giving effect to such exercise, the holder together with the affiliates of the holder collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such exercise, which Maximum Percentage may be increased to 9.99% at the option of the holder.

No fractional shares of Common Stock are to be issued upon the exercise of the PIPE Warrants, but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest whole number.

“Exercise Price” means $12.50, subject to adjustment as provided in the PIPE Warrant.

The PIPE Warrants expire on the fifth anniversary of issuance, at 11:59 p.m., New York City time.

Cashless Exercise

If at the time of the exercise of a PIPE Warrant, a Registration Statement (as defined in the PIPE Registration Rights Agreement) is not effective (or the prospectus contained therein is not available for use) for the resale by the holder of all of the Warrant shares held by such holder, then the holder may, in its sole discretion, exercise the PIPE Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of PIPE Warrant shares determined according to the following formula (a “Cashless Exercise”):

For purposes of the foregoing formula:

A= the total number of shares with respect to which the PIPE Warrant is then being exercised.

B = as elected by the holder: (i) the VWAP of the shares of Common Stock on the trading day immediately preceding the date of the applicable notice of exercise if the notice is (1) both executed and delivered on a day that is not a trading day or (2) both executed and delivered on a trading day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such trading day, (ii) at the option of the holder, either (y) the VWAP on the trading day immediately preceding the date of the applicable exercise notice or (z) the Bid Price (as defined in the PIPE Warrant) of the shares of Common Stock as of the time of the holder’s execution of the applicable exercise notice if executed during “regular trading hours” on a trading day and is delivered within two (2) hours, or (iii) the Closing Sale Price (as defined in the PIPE Warrant) of the Common Stock on the date of the applicable exercise notice if such date is a trading day and such notice is both executed and delivered after the close of “regular trading hours” on such trading day.

C = the Exercise Price then in effect for the applicable PIPE Warrant Shares at the time of such exercise.

It is intended that the PIPE Warrant shares issued in a Cashless Exercise shall be deemed to have been acquired by the holder, and the holding period for the PIPE Warrant shares shall be deemed to have commenced, on the date the PIPE Warrant was originally issued pursuant to the PIPE Securities Purchase Agreement.

Failure to Timely Deliver Securities

If the Combined Company shall fail to timely deliver the shares of Common Stock upon the exercise of the PIPE Warrant, or if a Registration Statement covering the resale of the PIPE Warrant shares is not available and the Combined Company fails to otherwise deliver the executed shares without any restrictive legend by crediting the holder’s balance account with DTC (generally, a “Delivery Failure”), (i) the Combined Company shall pay in cash to the holder on each day after the delivery and during such Delivery Failure an amount equal to 2% of the product of (A) the sum of the number of shares of Common Stock not issued to the holder on or prior to the date the shares are delivered and to which the holder is entitled, multiplied by (B) any trading price of the Common Stock selected by the holder in writing as in effect at any time during the period beginning on the applicable exercise date and ending on the applicable date the shares are delivered, and (ii) the holder, upon written notice to the Combined Company, may void its notice of exercise with respect to, and retain or have returned, as the case may be, any portion of the PIPE Warrant that has not been exercised pursuant to such notice of exercise.

Reservation of Shares

So long as the PIPE Warrants remain outstanding, the Combined Company shall at all times keep reserved for issuance under the PIPE Warrants a number of shares of Common Stock at least equal to 200% of the maximum number of shares of Common Stock as shall be necessary to satisfy the Combined Company’s obligation to issue shares of Common Stock under the PIPE Warrants then outstanding (the “Required Reserve Amount”).

Insufficient Authorized Shares

If, at any time while any of the SPA Warrants remain outstanding, the Combined Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve the Required Reserve Amount (an “Authorized Share Failure”), then the Combined Company shall immediately take all action necessary to increase the Combined Company’s authorized shares of Common Stock to an amount sufficient to allow the Combined Company to reserve the Required Reserve Amount for all the PIPE Warrants then outstanding.

In the event that the Combined Company is prohibited from issuing shares of Common Stock upon an exercise of a PIPE Warrant due to the failure by the Combined Company to have sufficient shares of Common Stock available out of the authorized but unissued shares of Common Stock (such unavailable number of shares of Common Stock, the “Authorization Failure Shares”), in lieu of delivering such Authorization Failure Shares to the holder, the Combined Company shall pay cash in exchange for the cancellation of such portion of the PIPE Warrant exercisable into such Authorization Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorization Failure Shares and (y) the greatest Closing Sale Price of the Common Stock on any trading day during the period commencing on the date the holder delivers the applicable notice of exercise with respect to such Authorization Failure Shares to the Combined Company and ending on the date of such issuance and payment; and (ii) to the extent the holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the holder of Authorization Failure Shares, any Buy-In Payment Amount (as defined in the PIPE Warrant), brokerage commissions and other out-of-pocket expenses, if any, of the holder incurred in connection therewith.

Stock Dividends and Splits

If the Combined Company (i) pays a stock dividend on one or more classes of its then outstanding shares of Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding shares of Common Stock into a larger number of shares or (iii) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event.

Adjustment Upon Issuance of Shares of Common Stock

If the Combined Company grants, issues or sells any shares of Common Stock for a consideration per share (the “New Issuance Price”) less than a price equal to the Exercise Price in effect immediately prior to such granting, issuance or sale or deemed granting, issuance or sale (such Exercise Price then in effect is referred to herein as the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to (x) if at such time any Series A Preferred Stock remains outstanding, the New Issuance Price or (y) if at such time no Series A Preferred Stock remains outstanding, the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of shares of Common Stock Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Combined Company upon such Dilutive Issuance by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of shares of Common Stock Deemed Outstanding immediately after such Dilutive Issuance.

Holder’s Right of Alternative Exercise Price

If the Combined Company in any manner issues or sells or agrees to issue or sell any Common Stock, options, or convertible securities (any such securities, “Variable Price Securities”) that are issuable pursuant to the agreement or convertible into or exchangeable or exercisable for shares of Common Stock at a price which varies or may vary with the market price of the shares of Common Stock, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Combined Company shall provide notice to the holder on the date of such agreement and the issuance of such convertible securities or options. From and after the date the Combined Company enters into such agreement or issues any such Variable Price Securities, the holder shall have the right, in its sole discretion to substitute the Variable Price for the Exercise Price upon exercise of the PIPE Warrant by designating in the notice of exercise delivered upon any exercise of the PIPE Warrant that solely for purposes of such exercise the holder is relying on the Variable Price rather than the Exercise Price then in effect.

Other Events

In the event the Combined Company or any Subsidiary takes any action to which the provisions of the PIPE Warrant are not strictly applicable, or, if applicable, would not operate to protect the holder from dilution, or if any event occurs of the type contemplated by the protections of the PIPE Warrant but not expressly provided for by such provisions, the Combined Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Exercise Price and the number of Warrant Shares (if applicable) so as to protect the rights of the holder, provided that no such adjustment will increase the Exercise Price or decrease the number of PIPE Warrant shares as otherwise determined pursuant to the PIPE Warrant.

Voluntary Adjustment by Combined Company

The Combined Company may, at any time the PIPE Warrants are outstanding, with the prior written consent of the required holders, reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Combined Company.

Tax

The Combined Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the transfer agent) that may be payable with respect to the issuance and delivery of shares of Common Stock upon exercise of the PIPE Warrants.

Rights Upon Distribution of Assets

If the Combined Company shall declare or make any dividend or other distribution of its assets to holders of shares of Common Stock, by way of return of capital or otherwise (a “Distribution”), at any time after the issuance of the PIPE Warrants, then, in each such case, the holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the holder had held the number of shares of Common Stock acquirable upon complete exercise of the PIPE Warrant immediately before the date on which the record holders of shares of Common Stock are to be determined for the participation in such Distribution, subject to certain limitations in reference to such holder’s beneficial ownership.

Purchase Rights

If at any time the Combined Company grants, issues or sells any options, convertible securities, or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the holders of the PIPE Warrants will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the holders of the PIPE Warrants could have acquired if such holders had held the number of shares of Common Stock acquirable upon complete exercise of the PIPE Warrants as of the date the record holders of shares of Common Stock are determined for the grant, issuance or sale of such Purchase Rights, subject to certain limitations in reference to such holder’s beneficial ownership.

Fundamental Transactions

The PIPE Warrants proscribe the Combined Company from entering into a Fundamental Transaction, defined to include a merger, change or control, transfer of all or substantially all equity of the Combined Company, or a sale of 50% or more of the Combined Company’s outstanding shares of Common Stock, unless (i) the successor entity assumes in writing all of the obligations of the Combined Company under the PIPE Warrants by executing an instrument substantially similar in form and substance to the PIPE Warrants, or (ii) the restriction is waived by the holder in its sole discretion.

Black Scholes Value

At the request of the holder of the PIPE Warrant, commencing on the earliest to occur of (x) the public disclosure of any change of control, (y) the consummation of any change of control and (z) the holder first becoming aware of any change of control through the date that is ninety (90) days after the public disclosure of the consummation of such change of control by the Combined Company pursuant to a Current Report on Form 8-K filed with the SEC, the Combined Company or the successor entity (as the case may be) shall purchase the PIPE Warrant from the holder on the date of such request by paying to the holder cash in an amount equal to the Black Scholes Value.

“Black Scholes Value” means the value of the unexercised portion of the PIPE Warrant remaining on the date of the holder’s request which is the date of determination, which value is calculated using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg utilizing (i) an underlying price per share equal to the greater of (1) the highest closing sale price of the Common Stock during the period beginning on the trading day immediately preceding the announcement of the applicable change of control (or the consummation of the applicable change of control, if earlier) and ending on the trading day of the date of determination and (2) the sum of the price per share being offered in cash in the applicable change of control (if any) plus the value of the non-cash consideration being offered in the applicable change of control (if any), (ii) a strike price equal to the Exercise Price in effect on the date of determination, (iii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the greater of (1) the remaining term of the PIPE Warrant as of the date of determination and (2) the remaining term of the PIPE Warrant as of the date of consummation of the applicable change of control or as of the date of determination if the holder’s request is prior to the date of the consummation of the applicable change of control, (iv) a zero cost of borrow and (v) an expected volatility equal to the greater of 100% and the 30 day volatility obtained from the “HVT” function on Bloomberg (determined utilizing a 365 day annualization factor) as of the trading day immediately following the earliest to occur of (A) the public disclosure of the applicable change of control and (B) the date of determination.

Other Rights

The Combined Company shall provide the holder with copies of the same notices and other information given to the stockholders of the Combined Company generally, contemporaneously with the giving thereof to the stockholders.

Amendments

The PIPE Warrants may be amended only if the Combined Company has obtained the written consent of the holder.

Governing Law, Dispute Resolution

The PIPE Warrants are governed by the laws of the State of New York. The Combined Company waives the right to jury trial. In the case of a dispute relating to the Exercise Price, the Closing Sale Price, the Bid Price, Black Scholes Value or fair market value or the arithmetic calculation of the number of Warrant Shares, the Combined Company or the holder (as the case may be) shall submit the dispute to the other party and, if the holder and the Combined Company are unable to promptly resolve such dispute, the holder may, at its sole option, select an independent, reputable investment bank to resolve such dispute. The Combined Company and the holder shall cause such investment bank to determine the resolution of such dispute, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error. The fees and expenses of such investment bank shall be borne solely by the Combined Company.

Bridge Notes

Pursuant to the Bridge Securities Purchase Agreement, DHAC, VSee, and iDoc issued the Bridge Investor 10% original issue discount senior secured promissory notes due October 5, 2023 in the principal amount of $888,888.80, $666,666.60 and $666,666.60, respectively (the “Bridge Notes”). The Bridge Notes bear guaranteed interest at a rate of 10.00% per annum and are convertible into shares of DHAC common stock under certain conditions. If the PIPE Financing closes in connection with the closing of the Business Combination, 110% of all unpaid principal under the Bridge Notes and guaranteed interest of 10% are due and payable at the closing of the PIPE Financing.

Stock Options

Prior to the Effective Time of this Registration Statement/Proxy Statement/Consent Solicitation, the board of directors of DHAC shall approve and adopt an Equity Incentive Plan for the Combined Company, in substantially the form attached hereto as Annex D (the “Equity Incentive Plan”), and with any changes or modifications thereto as DHAC, VSee and iDoc may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either DHAC, VSee or iDoc, as applicable), in the manner prescribed under applicable Laws, effective as of one day prior to the Closing of the Business Combination. The number of shares reserved under such Equity Incentive Plan of the Combined Company will equal to fifteen percent (15%) of the number of shares of DHAC Common Stock outstanding following the Closing of the Business Combination after giving effect to the Business Combination and the transactions contemplated hereby, including, without limitation, the PIPE Financing (the “Stock Options Reservation for the Combined Company”).

At the Closing of the Business Combination, DHAC will grant stock options with an exercise price equal to $10.00 pursuant to the Equity Incentive Plan to the individuals, in the amounts, and on the terms set forth in the Business Combination from the Stock Options Reservation for the Combined Company.

Dividends

Declaration and payment of any dividend will be subject to the discretion of the board of directors of the Combined Company. The time and amount of dividends will be dependent upon, among other things, the Combined Company’s business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations the board of directors of the Combined Company may regard as relevant.

The Combined Company currently intends to retain all available funds and any future earnings to fund the development and growth of the business, and therefore does not anticipate declaring or paying any cash dividends on Common Stock in the foreseeable future.

Exclusive Forum

The Amended Charter provides that, to the fullest extent permitted by law, unless the Combined Company otherwise consents in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Combined Company, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of the Combined Company, (3) any action asserting a claim against the Combined Company arising pursuant to any provision of the DGCL, the Amended Charter or the Amended Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of the Amended Charter or the Amended Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine. Notwithstanding the foregoing, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act and the provisions of the Amended Charter described above will not apply to claims arising under the Exchange Act or other federal securities laws for which there is exclusive federal jurisdiction.

Anti-Takeover Effects of Provisions of the Amended Charter, the Amended Bylaw and Applicable Law

Certain provisions of the Amended Charter, Amended Bylaws, and laws of the State of Delaware, where the Combined Company is incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the common stock of the Combined Company. We believe that the benefits of increased protection give the Combined Company the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure Combined Company and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Authorized but Unissued Shares

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the Nasdaq Listing Rules, which would apply if and so long as the common stock of the Combined Company remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be issued in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Combined Company by means of a proxy contest, tender offer, merger, or otherwise.

Classified Board of Directors

The Amended Charter provides that the Combined Company’s board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of the Combined Company’s board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Combined Company’s board of directors.

Limitations on Stockholder Action by Written Consent

The Amended Charter provides that, subject to the terms of any series of the Combined Company preferred stock, any action required or permitted to be taken by the stockholders of the Combined Company must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Amendment of the Amended Charter and Amended Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

The Amended Charter provides that it may be amended by the Combined Company in the manners provided therein or prescribed by statute. In addition to any vote required by applicable law, the following provisions in the Amended Charter may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX and this Article X.

The Amended Charter also provides that the Combined Company Board will have the power to adopt, amend, alter, or repeal the Amended Bylaws. Amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

Business Combinations

Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:

(1)	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
(2)	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;
(3)	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the Combined Company’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Since the Combined Company has not opted out of Section 203 of the DGCL, it will apply to the Combined Company. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Combined Company for a three-year period. This provision may encourage companies interested in acquiring the Combined Company to negotiate in advance with the Combined Company Board because the stockholder approval requirement would be avoided if the Combined Company Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Combined Company Board and may make it more difficult to accomplish transactions, which stockholders may otherwise deem to be in their best interests.

Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. The Amended Charter does not authorize cumulative voting.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Amended Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the Combined Company or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.

The Amended Bylaws provide that the Combined Company must indemnify and advance expenses to the Combined Company’s directors and officers to the fullest extent authorized by the DGCL. the Combined Company also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for the Combined Company directors, officers, and certain employees for some liabilities. the Combined Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Amended Charter and Amended Bylaws may discourage stockholders from bringing lawsuits against directors for any alleged breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Combined Company and its stockholders. In addition, your investment may be adversely affected to the extent the Combined Company pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of the Combined Company’s directors, officers, or employees for which indemnification is sought.

Corporate Opportunities

The Amended Charter provides for the renouncement by the Combined Company of any interest or expectancy of the Combined Company in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of the Combined Company who is not an employee of the Combined Company or any of its subsidiaries, unless such matter, transaction, or interest is presenting to, or acquired, created, or developed by, or otherwise comes into the possession of a director of the Combined Company expressly and solely in that director’s capacity as a director of the Combined Company.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the Combined Company’s stockholders will have appraisal rights in connection with a merger or consolidation of the Combined Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of the Combined Company’s stockholders may bring an action in the Combined Company’s name to procure a judgment in the Combined Company’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the Combined Company’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Dividends

We have not paid any cash dividends on our shares of common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors. It is the present intention of the Board to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent and Warrant Agent

The transfer agent for the Combined Company’s Common Stock and Warrants is Continental Stock Transfer & Trust Company, 1 State Street, New York, New York 10004.

Listing of our Securities

The Common Stock and Warrants of the Combined Company have been approved to trade on the Nasdaq Stock Market under the symbols “VSEE,” and “VSEEW,” respectively.

COMPARISON OF CORPORATE GOVERNANCE AND STOCKHOLDER RIGHTS

If the Charter Amendment Proposal is approved, the Amended Charter will amend and replace the Current Charter and the Series A Preferred Certificate of Designation and the Series B Certificate of Designation will be filed with the Delaware Secretary of State immediately following the filing of the Amended Charter. The following table sets forth a summary of the principal proposed changes and the differences between DHAC’s stockholders’ rights under the Current Charter and under the Amended Charter, as amended by the Series A Preferred Certificate of Designation and the Series B Certificate of Designation. This summary is qualified by reference to the complete text of the Amended Charter, the Series A Preferred Certificate of Designation and the Series B Certificate of Designation, copies of which are attached to this proxy statement/prospectus/consent solicitation as Annex B -1, Annex B-2 and Annex B-3, respectively, and the complete text of the Amended Bylaws, a copy of which is attached to this proxy statement/prospectus/consent solicitation as Annex C. We urge you to read the Amended Charter, the Series A Preferred Certificate of Designation and the Series B Certificate of Designation, in their entirety for a complete description of the rights and preferences. For more information on the Charter Amendment Proposals, see the section entitled “The Charter Amendment Proposals.”

For more information on the Charter Amendment Proposals, see the section titled “Proposals 2A-2H — The Charter Amendment Proposals.”

Current Governance	Proposed Governance

Authorized Capital Stock
The Current Charter authorizes the issuance of up to 51,000,000 shares, par value $0.0001 per share, consisting of: 50,000,000 shares of Common Stock; and 1,000,000 shares of Preferred Stock.

The Amended Charter will authorize the issuance of up to 110,000,000 shares, par value $0.0001 per share, consisting of: 100,000,000 shares of common stock; and 10,000,000 shares of Preferred Stock. The Series A Preferred Certificate of Designation will authorize the issuance of 10,000 shares of Series A Preferred Stock and the Series B Preferred Certificate of Designation will authorize the issuance of 5,000 shares of Series B Preferred Stock.

Rights of Preferred Stock

The Current Charter provides the Board with the authority to issue shares of Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issue of such series and as may be permitted by the DGCL. The number of authorized shares of preferred stock is 1,000,000 shares.

The Amended Charter will permit the Board of the Combined Company to issue preferred stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation filed pursuant to the DGCL, and the Board will hereby be expressly vested with the authority to the full extent now or hereafter provided by law to adopt any such resolution or resolutions.

The Series A Preferred Certificate of Designation will establish and govern the terms of the Series A Preferred Stock and the Series B Preferred Certificate of Designation will establish and govern the terms of the Series B Preferred Stock.

Number and Qualification of Directors

The current bylaws of DHAC provide that the authorized number of the board of directors shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

The Amended Bylaws and Amended Charter will provide that the number of directors shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

The Amended Charter will provide that the board of directors be classified into three classes of directors, with only one class of directors being elected in each year and each class, serving a three year term.

Current Governance	Proposed Governance

Structure of the Board; Election of Directors

The Current Charter provides that our board of directors will only have one class and the election of directors need not be by written ballot.

The bylaws of DHAC provides that the Board shall consist of one or more members the directors shall be elected at the annual meeting of the stockholders..

The Amended Charter will provide for the board of directors be divided into three class of directors and directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. At each annual general meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve from the time of election and qualification until the annual meeting in the third year following their election.

Removal of Directors

The current bylaws of DHAC provide that subject to any provisions of applicable law or the Current Charter any and all of the directors may be removed from office at any time, either for or without cause at any time by action of the holders of a majority of the outstanding shares of stock entitled to vote thereon, either at a meeting of the holders of such shares or, whenever permitted by law, without a meeting by their written consents thereto.

The Amended Bylaws will provide that a director shall hold office as prescribed by the Amended Charter.
Cumulative Voting
Neither the Current Charter nor the bylaws provide for cumulative voting.	Neither the Amended Charter nor Amended Bylaws of will provide for cumulative voting.
Vacancies on the Board of Directors

The Current Charter provides that any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until their successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

The Amended Charter will provide that newly created directorships resulting from an increase in the number of directors and any vacancies on the Board may be filled solely by an affirmative majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director’s resignation, removal from officer, death or incapacity.

Special Meeting of the Board of Directors

The current bylaws of DHAC provide that special meetings of the Board may be called by the Chief Executive Officer or by the number of directors who then legally constitute a quorum. Notice thereof stating the place, date and hour of the meeting shall be delivered to each director not less than ten nor more than sixty days before the date of the meeting.

The Amended Bylaws of will provide that special meetings of the Board may be called by the Chairman of the Board, the Chief Executive Officer or a majority of the entire Board. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by telephone or written notice not less than twenty-four (24) hours before the date of the meeting, by first class mail on at least seventy-two (72) hours’ notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Amendments to Certificate of Incorporation
The Current Charter may be amended as permitted under Delaware law.

The Amended Charter will be amended as permitted under Delaware law, except Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX and Article X of the Amended Charter may only be altered, amended or repealed by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Combined Company entitled to vote.

Current Governance	Proposed Governance

Provisions Specific to a Blank Check Company

The Current Charter sets forth various provisions related to its operations as a blank check company/special purpose acquisition corporation prior to the consummation of an initial business combination.

None.
Amendment of Bylaws

The current DHAC bylaws provide that may be adopted, amended or repealed either (a) at any regular or special meeting of stockholders at which a quorum is present or represented, by the affirmative vote of the holders of a majority of the shares entitled to vote, or (b) by a resolution adopted by a majority of the whole board at any regular or special meeting of the board.

The Amended Bylaws will provide that the Amended Bylaws may be adopted, amended or repealed as prescribed by the Amended Charter.
Quorum

The current bylaws of DHAC provide that the holders of a majority of the shares of capital stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the Current Charter. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

The Amended Bylaws will provide that a majority of the voting power of the capital stock of issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Stockholder Action by Written Consent

The Current Charter provides that any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to our Common Stock with respect to which action may be taken by written consent.

The Amended Charter will prohibit stockholders from acting by written consent, except to the extent otherwise provided in the Amended Bylaws.
Special Stockholder Meetings

DHAC’s current bylaws provide that special meetings of our stockholders may be called by resolution of the Board, or by the Chief Executive Officer, or by the holders of not less than one-quarter of all of the shares entitled to vote at the meeting.

The Amended Bylaws will provide that special meetings of stockholders may only be called by the Board, the Chairperson of the Board or the Chief Executive Officer, and may not be called by any other person or persons. The business to be conducted at a special meeting of stockholders shall be limited to the purpose or purposes for which the meeting has been called as set forth in the notice of such meeting.

Current Governance	Proposed Governance

Notice of Stockholders Meetings

DHAC’s current bylaws provide that written or printed notice of the meeting stating the place, day and hour of the meeting and, in case of a special meeting, stating the purpose or purposes for which the meeting is called, and in case of a meeting held by remote communication stating such means, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally, or by telegram, facsimile or cable or other electronic means, by or at the direction of the Chief Executive Officer, the Secretary, or the persons calling the meeting, to each stockholder of record entitled to vote at such meeting.

The Amended Bylaws will provide that notice of the place (if any), date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and means of remote communication, if any, of every meeting of stockholders shall be given not less than ten (10) days nor more than sixty (60) days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called..

Stockholder Nominations of Persons for Election of Directors
DHAC’s current bylaws is silent.

The Amended Bylaws will provide that unless otherwise provided in the Amended Charter or any certificate of designation (as will be defined in the Amended Charter), nominations of persons for election to the Board at a meeting of stockholders may be made at such meeting by or at the direction of the Board or any duly authorized committee thereof, or by any stockholder who timely complies with the notice procedure of the Amended Bylaws and is entitled to vote.

Stockholder Proposals (Other than Nominations of Persons for Election of Directors)
The Current Charter and DHAC’s current bylaws are silent with respect to proposals of other business.

The Amended Charter will provide that at an annual meeting of the stockholders, business shall be conducted if properly brought before the meeting. A stockholder has properly brought the proposal when (1) it is from a stockholder of record; (2) the stockholder is entitled to vote; and (3) the proposal was brought pursuant to the Amended Bylaws and with Rule 14a-8 under the Exchange Act.

Limitation of Liability of Directors and Officers

Pursuant to the Current Charter, the directors of DHAC will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

The Amended Charter will provide that, no director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

Indemnification of Directors, Officers, Employees and Agents

The Current Charter provides that DHAC’s directors and officers will be indemnified by DHAC to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. The current bylaws of DHAC also permits DHAC to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. DHAC has purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures DHAC against DHAC’s obligations to indemnify its directors and officers.

The Amended Charter will provide that the Combined Company shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Combined Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Current Governance	Proposed Governance

Corporate Opportunity Provision

The Current Charter provides that the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to DHAC or any of its officers or directors in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have. In addition to the foregoing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of DHAC unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of DHAC and such opportunity is one DHAC is legally and contractually permitted to undertake and would otherwise be reasonable for DHAC to pursue.

The Amended Charter will be silent with respect to the doctrine of corporate opportunity. The doctrine of corporate opportunity, as applied under Delaware law, would apply without modification to directors and officers of Combined Company under the Amended Charter.

Choice of Forum

The Current Charter provides that, unless DHAC consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of DHAC, (i) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of DHAC to DHAC or DHAC’s stockholders, (iii) any action asserting a claim against DHAC, its directors, officers or employees arising pursuant to any provision of the DGCL or the Current Charter or the bylaws of DHAC, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware).

However, the foregoing will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless DHAC consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

The Amended Charter will provide that, unless the Combined Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Combined Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer employee, agent or stockholder of the Combined Company to the Combined Company or its stockholders, (iii) any action or proceeding arising or asserting a claim arising pursuant to any provision of the DGCL or any provision of the Amended Charter or the Amended Bylaws, (iv) any action or proceeding asserting a claim against a stockholder of the Combined Company, or (v) any action or proceeding asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce, or determine the validity of the Amended Charter or the Amended Bylaws. However, the foregoing will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction.

DIRECTORS AND EXECUTIVE OFFICERS OF DHAC

Management

DHAC’s officers and directors and their respective ages as of January 18, 2023 are as follows:

Name	Age	Position
Scott Wolf	55	Chief Executive Officer, corporate secretary, and Chairman
Daniel Sullivan	64	Chief Financial Officer
Kevin Lowdermilk	59	Director
Frank Ciufo	62	Director
George McNellage	62	Director
Scott Metzger	55	Director

Executive Officers and Directors

Scott Wolf has served as our chief executive officer (“CEO”), corporate secretary and Chairman of our board of directors since May of 2021. Dr. Wolf is a prolific medical device entrepreneur across a broad range of therapeutic areas. Dr. Wolf founded Aerin Medical, Inc. to create non-surgical therapies to meet the enormous need of patients with the most common nasal airway problems, including nasal obstruction. Prior to founding Aerin Medical, he founded Zeltiq Aesthetics, Inc. the maker of CoolSculpting, the leading non-invasive method of fat reduction for bodysculpting. Dr. Wolf’s other startups include Endogastric Solutions, Inc. and Cardiac Dimensions Pty Ltd.. He was previously a partner at Prospect Venture Partners and a vice-president at Frazier Healthcare Ventures, both leading life science venture capital firms. Dr. Wolf received his M.D. from George Washington University and his B.A. from the University of Pennsylvania.

Daniel Sullivan has served as our chief financial officer (“CFO”) since May of 2021. Mr. Sullivan has been the President of PCN Enterprises, Inc. since 2003, which provides accounting related consulting services to public companies. He is also the Chief Financial Officer for Spectrum Global Solutions, Inc. Mr. Sullivan received his B.S in accounting from the University of Massachusetts and an MBA from Southern New Hampshire University.

Kevin Lowdermilk has served as a member of our board of directors since October 2022. Kevin has over 30 years of executive leadership experience. Currently, he is the CFO of Vaya Space, a hybrid rocket propulsion and small satellite launch company and has served on that position since August 2022. Prior to Vaya Space, between March 2016 and July 2022, he was the CFO of CFO Strategic Partners, a company that provides outsourced CFO services to small and medium-sized business and nonprofit entities. Mr. Lowdermilk’s past executive leadership experience also includes serving as the CEO of ISO Group, Inc. — a defense and aerospace supply chain company, serving as the CFO and then CEO of Exostar — a SaaS company with a focus on the aerospace and defense sector, and serving as the Vice President of Finance for a multi-national aerospace division of Rolls-Royce Holdings PLC in North America. He has also held board positions for a number of private companies across a variety of industries. Between 2009 and 2015, he was a board member of Global Healthcare Exchange, LLC (“GHX”) and chaired the board’s compensation committee through the sale of GHX to Thoma Bravo, LP. He earned his undergraduate degree in Economics from Western Kentucky University and his MBA from Ball State University.

Frank Ciufo has served as a member of our board of directors since May of 2021. Mr. Ciufo has more than 30 years of senior executive management experience in hospital operations and supply chain executive management. He currently serves as the Managing Partner of UplinkMG, LLC a consulting firm specializing in efficiency improvement in health care operations, project management and supply chain services. Mr. Ciufo’s consulting experiences include providing innovative consultative strategies Group Purchasing Organizations and hospitals with an emphasis on interim and long-term operational improvements, complex project management engagements that include acquisition, supply chain logistics, negotiation and procurement, alternative energy solutions and support services. He has consulted for NYC Health and Hospital Corporation, Atlantic Health, NJ, and Barnert Hospital, NJ. He is presently a consultant for Premier Inc. a leading- edge Group Purchasing/ Technology/ Consulting Firm as well as other healthcare centric companies. Mr. Ciufo holds MBA and BS degrees from Wagner College, Staten Island, NY.

George McNellage has served as a member of our board of directors since May of 2021. Mr. McNellage has more than 30 years of experience in sales, marketing and corporate operations. He currently serves as Vice President of Enterprise Sales at Premier Inc., an industry leader in healthcare improvement. Prior to his starting his role at Premier Inc. in 2018, Mr. McNellage served in various roles and capacities for Covidien, Xanitos Inc., Navix Diagnostix, Edwards LifeSciences and Intalere with focuses on sales, marketing and healthcare solutions. Mr. McNellage received his B.S. in business administration from the University of South Alabama.

Scott Metzger has served as a member of our board of directors since May of 2021. Dr. Metzger has been a Medical Director with Optum, Inc. since September 2018. Between June 2000 to August 2018, Dr. Metzger worked as a physician for Premier Pain Centers and Specialty Anesthesia Associates. Dr. Metzger is the founder and former partner Premier Pain Centers and Specialty Anesthesia Associates, some of the most comprehensive centers for treatment of acute and chronic pain. Dr. Metzger has been active as a medical society leader and executive with experience ranging from starting the state branch of national pain society to serving as president of the state medical board. Dr. Metzger received his B.A. and M.D. from Boston University School of Medicine after completion of a combined 6-year program. He has also completed his residency and specialty training at Johns Hopkins Medicine through the Department of Anesthesiology and Critical Care Medicine.

Number and Terms of Office of Officers and Directors

Our board of directors consists of five directors. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of each of directors will expire at our first annual meeting of stockholders.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that the board of directors at its first meeting after each annual meeting of stockholders shall choose a Chief Executive Officer and a Secretary, none of whom need be a member of the board of directors. The board of directors may also choose a Chairman from among the directors, one or more Executive Vice Presidents, one or more Vice Presidents, Assistant Secretaries, Treasurers and Assistant Treasurers. The board of directors may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors. The same person may hold two or more offices.

Director Independence

Nasdaq requires that a majority of our board must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

Kevin Lowdermilk, Frank Ciufo, George McNellage and Scott Metzger are our independent directors.

Our independent directors have regularly scheduled meetings at which only independent directors are present.

Any affiliated transactions will be on terms that our board believes are no less favorable to us than could be obtained from independent parties. Our board of directors will review and approve all affiliated transactions with any interested director abstaining from such review and approval.

Committees of the Board of Directors

Our board of directors have three standing committees: an audit committee, a compensation committee, and a nominating committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors, which consists of George McNellage, Kevin Lowdermilk and Frank Ciufo, each of whom is an independent director under the Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. Kevin Lowdermilk is the Chairperson of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
●	discussing with management major risk assessment and risk management policies;
●	monitoring the independence of the independent auditor;
●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
●	reviewing and approving all related-party transactions;
●	inquiring and discussing with management our compliance with applicable laws and regulations;
●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
●	appointing or replacing the independent auditor;
●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and
●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

Pursuant to Nasdaq rules, the audit committee will at all times be composed exclusively of “independent directors” who are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

Each member of the audit committee is financially literate and our board of directors has determined that George McNellage, Kevin Lowdermilk and Frank Ciufo qualify as an “audit committee financial experts,” as defined under rules and regulations of the SEC, which generally is any person who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Nominating Committee

We have established a nominating committee of the board of directors, which consists of Kevin Lowdermilk, George McNellage and Scott Metzger, each of whom is an independent director under the Nasdaq listing standards. Scott Metzger is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;
●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee

We have established a compensation committee of the board of directors, which consists of Messrs. Kevin Lowdermilk, George McNellage, and Frank Ciufo, each of whom is an independent director under the Nasdaq listing standards. George McNellage is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;
●	reviewing and approving the compensation of all of our other executive officers;
●	reviewing our executive compensation policies and plans;
●	implementing and administering our incentive compensation equity-based remuneration plans;
●	assisting management in complying with our proxy statement and annual report disclosure requirements;
●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
●	if required, producing a report on executive compensation to be included in our annual proxy statement; and
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment of $10,000 per month to an affiliate of our sponsor for office space and secretarial, administrative and other services, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

Employment Agreements

DHAC has not entered into any employment agreements with its executive officers, and has not made any agreements to provide benefits upon termination of employment.

Executive Officers and Director Compensation

No executive officer has received any cash compensation for services rendered to us. No compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

DIRECTORS, EXECUTIVE OFFICERS AND DIRECTOR NOMINEES OF VSEE

Current Directors and Executive Officers

References in this section to “we”, “our”, “us”, the “Company”, or “VSee” generally refer to VSee and its consolidated subsidiaries.

The names, ages, and current positions of VSee’s current directors and executive officers are listed in the table below.

Name	Position	Age
Milton Chen	Chief Executive Officer	50
Erika Chuang	Chief Product Officer	48
Torrey Lyons	Chief Technology Officer	55

Each of our directors holds office until the next annual meeting of our stockholders or until his/her successor has been elected and qualified, or until his/her death, resignation, or removal. Our executive officers are appointed by our board of directors and hold office until their death, resignation, or removal from office.

All of our executive officers and significant employees work full-time for us. There are no family relationships between any director, executive officer, or significant employee. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal; proceeding, excluding traffic violations and other minor offenses.

Business Experience

The following is a brief overview of the education and business experience of each of our directors and executive officers during at least the past five years, including their principal occupations or employment during the period, the name and principal business of the organization by which they were employed:

Milton Chen is the co-founder and current CEO of VSee Lab Inc. Mr. Chen founded VSee Lab Inc. in January 2008 and has been the CEO of the Company since then. In December 2016, Mr. Chen co-founded another company called “This American Doc” — a tele-staffing company for medical professionals. Mr. Chen is the CEO of This American Doc from 2016 to the present. Milton has donated his time, efforts and technologies to support refugees and the homeless in Ukraine, Iraq, Nigeria, Gabon and other countries around the world. While finishing his PhD at Stanford University, Mr. Chen researched human factors and design of video collaboration. Mr. Chen received a Bachelor of Science degree in Computer Science from University of UC Berkley and PhD from Standard University.

Erika Chuang is the co-founder and current Chief Product Officer of VSee Lab Inc. Prior to VSee, Ms. Chuang held positions at Hewlett Packard, Disney Feature Animation, IBM, and the University of California, where her work spanned from acoustic modeling for speech recognition to statistical modeling for facial expression analysis and animation. Ms. Chuang received a Bachelor of Science degree and a Master of Science degree from Massachusetts Institute of Technology and a PhD in Electric Engineering from Stanford University.

Torrey Lyons is the current Chief Technology Officer of VSee Lab, Inc. Prior to joining VSee, Mr. Lyons developed real time processing systems for defense scientific research. Mr. Lyons is also the founder of the XonX project and served as a committee on the X.Org and XFree86 projects. Mr. Lyons received a Bachelor degree in Physics from UC Berkeley and a PhD in Physics from Caltech.

Compensation of Directors and Executive Officers

Compensation of our Executive officers for the fiscal years ended December 31, 2021 and December 31, 2020 was as follows:

			2020				2021
Name	Position	Salary ($)	Bonus ($)(1)	All Other Compensation ($)	Total ($)	Salary ($)	Bonus ($)(1)	All Other Compensation ($)	Total ($)
Milton Chen	Chief Executive Officer	100,000	0	—	100,000	100,000	0	—	100,000
Erika Chuang	Chief Product Officer	200,000	50,000	—	250,000	200,000	50,000	—	250,000
Torrey Lyons	Chief Technology Officer	200,000	50,000	—	250,000	200,000	50,000	—	250,000
(1)	The amounts reported in this column reflect the annual cash bonus payments made for performance.
(2)	The amounts reported in this column represent employer 401(k) contributions.

Director Compensation

Our director does not receive any additional compensation for his service as a director.

Employment Agreements

Milton Chen

Effective Jan 1, 2008, VSee Lab, Inc entered an at will employment agreement with Milton Chen with a base salary of $100,000

Erika Chuang

Effective Jan 1, 2008, VSee Lab, Inc entered an at will employment agreement with Erika Chuang with a base salary of $150,000

Torrey Lyons

Effect, Mar 28, 2011, VSee Lab, Inc entered an at will employment agreement with Torrey Lyons with a base salary of $150,000

Other than the employment agreements described above, we have not entered into any arrangements providing for payments or benefits in connection with the resignation, severance, retirement or other termination of any of our named executive officers, changes in their compensation or a change in control.

VSee Lab, Inc. 2008 Stock Plan

We have adopted a 2008 Stock Plan (the “Plan”), as amended on July 20, 2012. The maximum aggregate number of shares that may be issued under the Plan is 2,165,579 Shares, of which a maximum of 2,165,579 shares may be issued under the Plan pursuant to incentive stock options. The Plan administrator may grant awards to any employee or consultants. As of December 31, 2021 and 2020, options representing 652,834 and 652,834 shares have been awarded and are outstanding under the Plan, respectively. We did not issue any stock options between December 31, 2020 and 2021.

The Plan shall be administered by the board of VSee or a committee of the VSee board, or a combination thereof, as determined by the VSee board. The Plan may be administered by different administrative bodies with respect to different classes of participants in the Plan and, if permitted by Applicable Laws, the VSee board may authorize one or more officers of VSee to make awards under the Plan to employees and consultants (who are not subject to Section 16 of the Exchange Act) within parameters specified by the Board. The Plan administrator has the authority to determine, within the limits of the express provisions of the Plan, the fair market value of the VSee common stock, the individuals to whom awards will be granted, the nature, amount and terms of such awards, the objectives and conditions for earning such awards, the amendment to the award granted under the Plan including any amendment adjusting vesting, the modifications to the award granted under the Plan, and the constructions and interpretations of the Plan. The VSee board may at any time amend or terminate the Plan, provided that no such action may be taken that adversely affects any rights or obligations with respect to any awards previously made under the Plan without the consent of the recipient. No awards may be made under the Plan after the tenth anniversary of its effective date.

Awards under the Plan may include incentive stock options, non-statutory stock options, and restricted stock,.

Stock Options. The Plan administrator may grant to a participant options to purchase our common stock that qualify as incentive stock options for purposes of Section 422 of the Internal Revenue Code (“incentive stock options”), options that do not qualify as incentive stock options (“non-statutory stock options”) or a combination thereof. The terms and conditions of stock option grants, including the quantity, price, vesting periods, and other conditions on exercise will be determined by the Plan administrator. The exercise price for stock options will be determined by the Plan administrator in its discretion, but non-statutory stock options and incentive stock options may not be less than 100% of the fair market value of one share of our company’s common stock on the date when the stock option is granted. Additionally, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise price may not be less than 110% of the fair market value of one share of common stock on the date the stock option is granted. Stock options must be exercised within a period fixed by the Plan administrator that may not exceed ten years from the date of grant, except that in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise period may not exceed five years. At the Plan administrator’s discretion, payment for shares of common stock on the exercise of stock options may be made in cash, shares of our common stock held by the participant or in any other form of consideration acceptable to the Plan administrator (including one or more forms of “cashless” exercise).

Restricted Stocks. The Plan administrator may award to a participant shares of common stock subject to specified restrictions (“restricted stocks”). Restricted stocks are subject to forfeiture if the participant does not meet certain conditions such as continued employment over a specified forfeiture period and/or the attainment of specified performance targets over the forfeiture period.

DIRECTORS AND EXECUTIVE OFFICERS OF iDOC

Current Directors and Executive Officers

References in this section to “we”, “our”, “us”, the “Company”, or “iDoc” generally refer to VSee and its consolidated subsidiaries.

The names, ages, and current positions of iDoc’s current directors and executive officers are listed in the table below.

Name	Position	Age
Imoigele P. Aisiku	Chief Executive Officer, Chief Medical Officer and Director	51
Jerry Leonard	Chief Financial Officer	55
Jered Wieland	Chief Operating Officer	50

Each of our directors holds office until the next annual meeting of our stockholders or until his/her successor has been elected and qualified, or until his/her death, resignation, or removal. Our executive officers are appointed by our board of directors and hold office until their death, resignation, or removal from office.

All of our executive officers and significant employees work full-time for us. There are no family relationships between any director, executive officer, or significant employee. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal; proceeding, excluding traffic violations and other minor offenses.

Business Experience

The following is a brief overview of the education and business experience of each of our directors and executive officers during at least the past five years, including their principal occupations or employment during the period, the name and principal business of the organization by which they were employed:

Imoigele P. Aisiku, MD, MSCR, MBA (Chief Executive Officer): Dr. Aisiku founded iDoc Telehealth Solutions, Inc. in February 2014 and has been the CEO of the company since then. Dr. Aisiku is also the Division Chief of Emergency Critical Care of Brigham and Women’s Hospital in the Department of Emergency Medicine since January 2016. Dr. Aisiku has been practicing in the field of telemedicine for over 15 years and has consulted on telemedicine development nationally and internationally. Dr. Aisiku is board certified in Emergency Medicine, Internal Medicine Critical Care, and Neurocritical care. He completed his medical school training at the University of Massachusetts and his emergency medicine and critical care training at Emory University. His neurocritical care training was at Washington University in St. Louis. He received his MBA from Emory University. Aisiku is currently an Associate Professor at Harvard Medical School Faculty and is also the Vice-Chair for Diversity Equity and Chief of Division of Emergency Critical Care Medicine in the Department of Emergency Medicine since 2020.

Jered Wieland (Chief Operating Officer): Jered Wieland has a BBA in Marketing and Professional Golf Management from Mississippi State and is a lifetime PGA Member. His 30-plus years in the golf industry included serving as Vice President of Operations and Vice President of Business Development for Billy Casper Golf. During his tenure, he played a key role in the transformation of the company from a small regional operator to the largest owner/operator of golf courses in the United States. With a desire to explore new industries, Jered joined iDoc in 2020, bringing with his wealth of experience in management and business development. Jered has also served on several community and charitable boards over the years.

Jerry Leonard (Chief Financial Officer): Jerry Leonard is the CFO of iDoc Virtual Telehealth Solutions, Inc. and has served in that capacity since March 2021. Between January 2010 to June 2021, Mr. Leonard was the Vice President of Finance for iDoc. Prior to his position with iDoc Virtual Telehealth Solutions, Inc. Mr. Leonard was Vice President of Finance within the Asset Management business of Voya Financial, Inc. (NYSE: Voya). Preceding his role at Voya, he held various finance leadership positions at IBM and Colgate Palmolive (NYSE: IBM, CL). He started his career in Public Accounting at Arthur Andersen and PricewaterhouseCoopers. Mr. Leonard is a Certified Public Accountant (CPA). Mr. Leonard received his MBA from Emory University and a BBA in Accounting from Baruch College in New York City.

Compensation of Directors and Executive Officers

Compensation of our Executive officers for the fiscal years ended December 31, 2021 and December 31, 2020 was as follows:

		2020				2021
				All Other				All Other
		Salary	Bonus	Compensation	Total	Salary	Bonus	Compensation	Total
Name	Position	($)	($)(1)	($)	($)	($)	($)(1)	($)	($)
Imoigele P. Aisiku	Chief Executive Officer, Chief Medical Officer and Director	54,000	25,000	—	79,000	204,250	5,000	—	209,250
Jered Weiland	Chief Operating Officer	—	—	—	—	162,667	7,500	—	170,167
Jerry Leonard	Chief Financial Officer	—	—	—	—	62,250	10,000	—	72,250
(1)	The amounts reported in this column reflect the annual cash bonus payments made for performance.

Director Compensation

Our director does not receive any additional compensation for his service as a director.

Employment Agreements

Imoigele P. Aisiku

Effective January 1, 2022, , iDoc Telehealth Solutions, LLC (“iDoc LLC”), our wholly-owned subsidiary entered into a contract of employment with Imoigele P. Aisiku, pursuant to which Mr. Aisiku will serve as our Chief Executive Officer and Medical Director for a period of two (2) years, which term will be extended for successive two (2) year periods upon our and Mr. Aisiku’s mutual agreement. Pursuant to his contract of employment, Mr. Aisiku is entitled to an annual base salary of three hundred fifty thousand dollars ($350,000) for Mr. Aisiku’s service as Chief Executive Officer and twenty five thousand ($25,000) for Mr. Aisiku’s service as Medical Director.

Jerry Leonard

On October 1, 2021, iDoc LLC entered into a consulting agreement with Magnus Analytix, Inc., an entity wholly owned and controlled by Jerry Leonard, pursuant to which Mr. Leonard will serve as our Chief Financial Officer. Pursuant to Mr. Leonard’s consulting agreement, he is entitled to monthly compensation of ten thousand four hundred seventeen dollars ($10,417).

Effective October 1, 2021, iDoc LLC also entered into a contract of employment with Mr. Leonard, pursuant to which Mr. Leonard will serve as our Chief Financial Officer for a period of two (2) years, which term will be extended for successive two (2) year periods upon our and Mr. Leonard’s mutual agreement. Pursuant to his contract of employment, Mr. Leonard is entitled to an annual base salary of thirty six thousand dollars ($36,000) and will be eligible for annual salary increases based on our performance and Mr. Leonard’s performance as our Chief Financial Officer.

Jered Weiland

Effective June 30, 2021, iDoc LLC also entered into a contract of employment with Jered Weiland, pursuant to which Mr. Weiland will serve as our Chief Operating Officer for a period of three (3) years, which term will be extended for successive three (3) year periods upon our and Mr. Weiland’s mutual agreement. Pursuant to his contract of employment, Mr. Weiland is entitled to an annual base salary of two hundred thousand dollars ($200,000).

Other than the employment agreements described above, we have not entered into any arrangements providing for payments or benefits in connection with the resignation, severance, retirement or other termination of any of our named executive officers, changes in their compensation or a change in control.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY

AFTER THE BUSINESS COMBINATION

Information about Directors Expected to be Appointed to the Board Upon the Closing of the Merger

Upon consummation of the Merger, the Combined Company’s Board of Directors will be comprised of five members. Each of our incumbent directors, with the exception of Kevin Lowdermilk, will resign from our Board upon Closing.

Executive Officers and Directors

The following persons are anticipated to be the executive officers and directors of the Combined Company, which will be renamed “VSee Health, Inc.” following the Merger:

Name	Position	Age
Milton Chen	Co-Chief Executive Officer and Director	50
Imoigele Aisiku	Co-Chief Executive Officer, Chairman, Director	51
Jerry Leonard	Chief Financial Officer and Secretary	55
George McNellage	Chief Operating Officer and Director of Sales	62
Kevin Lowdermilk	Director	59
Colin O’Sullivan	Director	49
Scott Metzger	Director	55

Milton Chen will serve as the co-CEO of the Combined Company. Mr. Chen is the co-founder and current CEO of VSee Lab Inc. Mr. Chen founded VSee Lab Inc. in January 2008 and has been the CEO of the Company since then. In December 2016, Mr. Chen co-founded another company called “This American Doc” — a tele-staffing company for medical professionals. Mr. Chen has served as the CEO of This American Doc from 2016 to the present. Milton has donated his time, efforts and technologies to support refugees and the homeless in Ukraine, Iraq, Nigeria, Gabon and other countries around the world. While finishing his PhD at Stanford University, Mr. Chen researched human factors and design of video collaboration. Mr. Chen received a Bachelor of Science degree in Computer Science from University of UC Berkley and PhD from Standard University. Mr. Chen was selected to serve on the board of the Combined Entity following the Business Combination based on his in-depth knowledge of the telehealth industry and his previous experience as an executive officer of VSee.

Imoigele Aisiku will serve as the Co-CEO and chairman of the board of directors to the Combined Company. Dr. Aisiku founded iDoc Telehealth Solutions, Inc. in February 2014 and has been the CEO of the company since then. Dr. Aisiku is also the Division Chief of Emergency Critical Care of Brigham and Women’s Hospital in the Department of Emergency Medicine since January 2016. Dr. Aisiku has been practicing in the field of telemedicine for over 15 years and has consulted on telemedicine development nationally and internationally. Dr. Aisiku is board certified in Emergency Medicine, Internal Medicine Critical Care, and Neurocritical care. He did his medical school training at the University of Massachusetts and his emergency medicine and critical care training at Emory University. His neurocritical care training was at Washington University in St. Louis. He received his MBA from Emory University. Dr. Aisiku is currently an Associate Professor at Harvard Medical School Faculty and is also the Vice-Chair for Diversity Equity and Chief of Division of Emergency Critical Care Medicine in the Department of Emergency Medicine since 2020. Dr. Aisiku was selected to serve on the board of the Combined Entity following the Business Combination based on his in-depth knowledge of the telehealth industry and his previous experience as an executive officer of iDoc.

Jerry Leonard will serve as Chief Financial Officer of the Combined Company upon the consummation of the Business Combination. Currently, he is the CFO of iDoc Virtual Telehealth Solutions, Inc. and has served in that capacity since March 2021. Between January 2010 to June 2021, Mr. Leonard was the Vice President of Finance for iDoc. Prior to his position with iDoc Virtual Telehealth Solutions, Inc. Mr. Leonard was the Vice President of Finance within the Asset Management business of Voya Financial, Inc. (NYSE: Voya). Preceding his role at Voya, he held various finance leadership positions at IBM and Colgate Palmolive (NYSE: IBM, CL). He started his career in Public Accounting at Arthur Andersen and PricewaterhouseCoopers. Mr. Leonard is a Certified Public Accountant (CPA). Mr. Leonard received his MBA from Emory University and a BBA in Accounting from Baruch College in New York City.

George McNellage will serve as the Chief Operating Officer of the Combined Company. Mr. McNellage has served as a member of DHAC’s board of directors since May of 2021. Mr. McNellage has more than 30 years of experience in sales, marketing and corporate operations. He currently serves as Vice President of Enterprise Sales at Premier Inc., an industry leader in healthcare improvement. Prior to his starting his role at Premier Inc. in 2018, Mr. McNellage served in various roles and capacities for Covidien,

Xanitos Inc., Navix Diagnostix, Edwards LifeSciences and Intalere with focuses on sales, marketing and healthcare solutions. Mr. McNellage received his B.S. in business administration from the University of South Alabama.

Kevin Lowdermilk will serve as a member of the board of directors to the Combined Company as an Independent Director. Kevin has over 30 years of executive leadership experience. Currently, he is the CFO of Vaya Space, a hybrid rocket propulsion and small satellite launch company and has served on that position since August 2022. Prior to Vaya Space, between March 2016 and July 2022, he was the CFO of CFO Strategic Partners, a company that provides outsourced CFO services to small and medium-sized business and nonprofit entities. Mr. Lowdermilk’s past executive leadership experience also includes serving as the CEO of ISO Group, Inc. – a defense and aerospace supply chain company, serving as the CFO and then CEO of Exostar – a SaaS company with a focus on the aerospace and defense sector, and serving as the Vice President of Finance for a multi-national aerospace division of Rolls-Royce Holdings PLC in North America. He has also held board positions for a number of private companies across a variety of industries. Between 2009 and 2015, he was a board member of Global Healthcare Exchange, LLC (“GHX”) and chaired the board’s compensation committee through the sale of GHX to Thoma Bravo, LP. He earned his undergraduate degree in Economics from Western Kentucky University and his MBA from Ball State University. Mr. Lowdermilk was selected to serve on the board of the Combined Entity following the Business Combination based on his in-depth knowledge in finance and accounting and his executive leadership experiences.

Colin O’Sullivan will serve as a member of the board of directors to the Combined Company as an Independent Director. Colin O’Sullivan has nearly 25 years of executive healthcare leadership experience. He is currently the Executive Vice President of Cornerstone Healthcare Group and has served in that capacity since June 2014. Cornerstone owns and operates fifteen specialty acute hospitals, nine senior living facilities, behavioral health hospital and rehabilitation division across seven states . Prior to Cornerstone, Colin was a senior executive in multiple healthcare companies including Lifecare Management Services, Regency Hospital Company, Coastal Carolinas Healthcare Alliance and others. He began his career in the US Air Force and was an Officer Candidate School Graduate from the U.S. Air Force Academy of Military Science. He earned his Doctor of Healthcare Administration from Central Michigan University, his Master of Healthcare Management from Marshall University, and his BS in Business Administration from Concord University in West Virginia. Mr. O’Sullivan was selected to serve on the board of the Combined Entity following the Business Combination based on his in-depth knowledge of the telehealth industry.

Scott Metzger has served as a member of board of directors for Digital Health Acquisition Corp. since May of 2021 and will serve as a member of the board of directors to the Combined Company as an Independent Director. Dr. Metzger has been a Medical Director with Optum, Inc. since September 2018. Between June 2000 to August 2018, Dr. Metzger worked as a physician for Premier Pain Centers and Specialty Anesthesia Associates. Dr. Metzger is the founder and former partner Premier Pain Centers and Specialty Anesthesia Associates, some of the most comprehensive centers for treatment of acute and chronic pain. Dr. Metzger has been active as a medical society leader and executive with experience ranging from starting the state branch of national pain society to serving as president of the state medical board. Dr. Metzger received his B.A. and M.D. from Boston University School of Medicine after completion of a combined 6-year program. He has also completed his residency and specialty training at Johns Hopkins Medicine through the Department of Anesthesiology and Critical Care Medicine. Dr. Metzger was selected to serve on the board of the Combined Entity following the Business Combination due to his in-depth knowledge and experience in medical practice and his previous experience as a board member of DHAC.

Director Independence

Nasdaq listing rules require that a majority of the board of directors of a company listed on Nasdaq be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Combined Company’s Board of Directors has determined that, upon the consummation of the Business Combination, each of Kevin Lowdermilk, Colin O’Sullivan and Scott Metzger, will be an independent director under the Nasdaq listing rules and Rule 10A-3 of the Exchange Act. In making these determinations, the Combined Company’s Board of Directors considered the current and prior relationships that each non-employee director has with each of DHAC, VSee or iDoc, as the case may be, and will have with the combined company and all other facts and circumstances the Combined Company’s Board of Directors deemed relevant in determining independence, including the beneficial ownership of our common stock by each non-employee director, and the transactions involving them described in the section entitled “Certain Relationships and Related Transactions.”

Committees of the Board of Directors

The standing committees of Combined Company’s Board of Directors will consist of an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The expected composition of each committee following the Business Combination is set forth below.

Audit Committee

Our Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and following the Business Combination will consist of Kevin Lowdermilk, Colin O’Sullivan and Scott Metzger, each of whom are independent directors and are “financially literate” as defined under the Nasdaq listing standards. Kevin Lowdermilk will serve as chairman of the Audit Committee. Our Board has determined that Kevin Lowdermilk qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

The audit committee’s duties are specified in our Audit Committee Charter.

Compensation Committee

Following the Business Combination, our Compensation Committee will consist of Kevin Lowdermilk, and Scott Metzger. The chair of our compensation committee will be Kevin Lowdermilk. Our board of directors has determined that each of Kevin Lowdermilk and Scott Metzger is independent under Nasdaq listing standards, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The compensation committee’s duties are specified in our Compensation Committee Charter.

Nominating and Corporate Governance Committee

Following the Business Combination, our Nominating and Corporate Governance Committee will consist of Kevin Lowdermilk and Colin O’Sullivan.The chair of our nominating and corporate governance committee will be Kevin Lowdermilk. Our board of directors has determined that each of Kevin Lowdermilk and Colin O’Sullivan is independent under Nasdaq listing standards. The nominating and corporate governance committee’s duties are specified in our Nominating and Corporate Governance Committee Charter.

Code of Business Conduct and Ethics

Upon the consummation of the Business Combination, we will adopt a new Code of Business Conduct and Ethics for our directors, officers, employees and certain affiliates following the Business Combination in accordance with applicable federal securities laws, a copy of which will be available on the Combined Company’s website at www. [ • ].com. The Combined Company will make a printed copy of the Code of Business Conduct and Ethics available to any stockholder who so requests. Following the Business Combination, requests for a printed copy may be directed to: VSee Health Inc., 980 N Federal Hwy #304 Boca Raton, FL 33432, Attention: Corporate Secretary.

If we amend or grant a waiver of one or more of the provisions of our Code of Business Conduct and Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer and principal accounting officer by posting the required information on the Combined Company’s website at www.[●].com. The information on this website is not part of this proxy statement/prospectus/consent solicitation.

Officer and Director Compensation Following the Business Combination

Following the consummation of the Business Combination, the Combined Company intends to develop an executive compensation program that is designed to align compensation with the Combined Company’s business objectives and the creation of stockholder value, while enabling the Combined Company to attract, retain, incentivize, and reward individuals who contribute to the long-term success of the Combined Company. Decisions on the executive compensation program will be made by the Combined Company’s Board and specifically through a compensation committee that the Combined Company’s Board will establish.

Executive Compensation

The policies of the Combined Company with respect to the compensation of its executive officers and following the Business Combination will be administered by the Combined Company’s Board and specifically through the compensation committee that the Combined Company’s Board will establish. We expect that the compensation policies followed by the Combined Company will be designed to provide for compensation that is sufficient to attract, motivate and retain executives of the Combined Company and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

The Combined Company’s Board and the compensation committee may utilize the services of third parties from time to time in connection with the recruiting, hiring and determination of compensation awarded to executive employees.

Incentive Plan

Following the Business Combination, we expect the Combined Company to use incentive awards in future years to encourage the profitability and growth of the Combined Company through short-term and long-term incentives that are consistent with the Combined Company’s objectives, give participants an incentive for excellence in individual performance, promote teamwork among participants, and give the Combined Company a significant advantage in attracting and retaining key employees, non-employee directors and consultants. For a description of the Incentive Plan and the types of incentive awards available thereunder, please see “Proposal 6 — The Business Combination Proposal.” A copy of the Incentive Plan is included in this proxy statement/prospectus/consent solicitation as Annex D.

Director Compensation

It is anticipated that the Combined Company’s Board will determine the annual compensation to be paid to the members of the Combined Company’s Board upon completion of the Business Combination. In connection with the consummation of the Business Combination, the Combined Company’s Board intends to adopt a non-employee director compensation policy that will be applicable to each of its non-employee directors and that will be consistent with industry standards and practice.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of January 18, 2023 pre-Business Combination and immediately after the consummation of the Business Combination, assuming that no Public Shares are redeemed, and alternatively that all remaining 694,123 Public Shares are redeemed, by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by DHAC to be the beneficial owner of more than 5% of shares of our common stock as of January 18, 2023 (pre-Business Combination) or of shares of our Common Stock upon the closing of the Business Combination;
●	each of DHAC’s current executive officers and directors;
●	all of DHAC’s current executive officers and directors as a group;
●	each person who is or will become an executive officer or director of the Combined Company upon the closing of the Business Combination; and
●	all executive officers and directors of the Combined Company as a group upon the closing of the Business Combination.

As of the Record Date, DHAC had [·] shares of Common Stock issued and outstanding.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or stock options or the vesting of restricted stock units, within 60 days of the record date. Shares subject to warrants or options that are currently exercisable or exercisable within 60 days of the record date or subject to restricted stock units that vest within 60 days of the record date are considered outstanding and beneficially owned by the person holding such warrants, options or restricted stock units for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The beneficial ownership of shares of common stock prior to the Business Combination is based on 4,156,123 shares of DHAC Common Stock (including 694,123 Public Shares and 2,875,000 founder shares) issued and outstanding as of January 18, 2023.

The expected beneficial ownership of shares of the Combined Company’s Common Stock after the Business Combination assuming none of the Public Shares are redeemed (the “no redemption scenario”) has been determined based upon the following: (i) that no Public Stockholders exercise their redemption rights, (ii) that none of the investors set forth in the table below has purchased or purchases additional shares of Common Stock (prior to or after the Business Combination), (iii) the Sponsor purchases the full amount of the Additional PIPE Financing, (iv) that 1,701,300 shares of Common Stock are issuable within 60 days of the record date upon conversion of the PIPE Shares and exercise of the PIPE Warrants issued to the PIPE Investors and the Sponsor, (v) that 173,913 shares of Common Stock are issuable within 60 days of the record date upon exercise of the Bridge Warrants issued to the Bridge Investor, (vi) that 437,000 shares of Common Stock are issuable within 60 days of the record date upon conversion of the Series B Shares issued to A.G.P., (vii) that 10,107,942 shares of Common Stock are issued to the former VSee and iDoc stockholders as merger consideration, (viii) that 11,500,000 shares of Common Stock are issuable within 60 days of the record date upon exercise of the Public Warrants issued to the Public Stockholders, (ix) that 557,000 shares of Common Stock are issuable within 60 days of the record date upon exercise of the Private Warrants issued to the Sponsor, and (x) there will be an aggregate of 14,264,065 shares of the Combined Company’s Common Stock issued and outstanding at Closing.

The expected beneficial ownership of shares of the Combined Company’s Common Stock after the Business Combination assuming the maximum number of Public Shares of DHAC have been redeemed (the “maximum redemption scenario”) has been determined based on the following: (i) that all remaining Public Stockholders holding 694,123 Public Shares exercise their redemption rights, (ii) that none of the investors set forth in the table below has purchased or purchases additional shares of Common Stock (prior to or after the Business Combination), (iii) the Sponsor purchases the full amount of the Additional PIPE Financing, (iv) that 1,701,300 shares of Common Stock are issuable within 60 days of the record date upon conversion of the PIPE Shares and exercise of the PIPE Warrants issued to the PIPE Investors and the Sponsor, (v) that 173,913 shares of Common Stock are issuable within 60 days of the record date upon exercise of the Bridge Warrants issued to the Bridge Investor, (vi) that 437,000 shares of Common Stock are issuable within 60 days of the record date upon conversion of the Series B Shares issued to A.G.P., (vii) that 10,107,942 shares of

Common Stock are issued to the former VSee and iDoc stockholders as merger consideration, (viii) that 11,500,000 shares of Common Stock are issuable within 60 days of the record date upon exercise of the Public Warrants issued to the Public Stockholders, (ix) that 557,000 shares of Common Stock are issuable within 60 days of the record date upon exercise of the Private Warrants issued to the Sponsor, and (x) there will be an aggregate of 13,569,942 shares of the Combined Company’s Common Stock issued and outstanding at Closing.

The share numbers and ownership percentages set forth herein do not take into account the issuance of any shares upon completion of the Business Combination under the Incentive Plan, including the Effective Time Options. If the actual facts are different from the assumptions set forth above, which they are likely to be, the share numbers and ownership percentages in the Combined Company will be different.

In addition, the calculations of the expected number of Combined Company securities to be issued in the Business Combination under each of the no redemptions and maximum redemption scenarios has been determined based upon the number of shares of VSee securities and iDoc securities that were issued and outstanding as of January 18, 2023, after giving effect to the conversion of each share of VSee Preferred Stock into VSee Common Stock.

Except as noted by footnote, and subject to community property laws where applicable, based on the information provided to DHAC, VSee and iDoc, respectively, the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Pre-Business		Post-Business Combination
	Combination
	Number		Assuming
	of		No		Assuming Maximum
	Shares		Redemption		Redemption
	Number of
	Shares
	Beneficially	% of	Number of	% of	Number of	% of
Name and Address of Beneficial Owner(1)	Owned	Class	Shares	Class	Shares	Class
Five Percent Holders of DHAC and the Combined Company
Digital Health Sponsor LLC (our sponsor)(2)	3,187,250	67.63%	3,527,510	23.63%	3,527,510	24.78%
SCS Capital Partners, LLC(3)	500,000	12.03%	500,000	3.51%	500,000	3.68%
Beryl Capital Partners II LP(4)	759,328	18.27%	759,328	5.32%	759,328	5.60%
Saba Capital Management, L.P.(5).	1,016,963	24.47%	1,016,963	7.13%	1,016,963	7.49%
Directors and Named Executive Officers of DHAC
Scott Wolf(6)	175,000	4.21%	175,000	1.23%	175,000	1.29%
Daniel Sullivan	75,000	1.80%	75,000	*	75,000	*
Frank Ciufo	8,625	*	8,625	*	8,625	*
George McNellage	8,625	*	8,625	*	8,625	*
Scott Metzger	8,625	*	8,625	*	8,625	*
Kevin Lowdermilk	—	*	—	*	—	*
All Directors and Executive Officers of
DHAC as a Group (6 individuals)	284,500	1.91%	284,500	1.24%	284,500	2.47%
Directors and Named Executive Officers
Post-Business Combination
Milton Chen			2,847,373	19.96%	2,847,373	20.98%
Imoigele Aisiku			3,536,993	24.80%	3,536,993	26.06%
Jerry Leonard			—	—	—	—
Kevin Lowdermilk			—	—	—	—
Colin O’Sullivan			—	—	—	—
Scott Metzger			8,625	*	8,625	*
All Directors and Executive Officers post-Business Combination as a group (6 individuals)			6,392,991	44.82%	6,392,991	44.82%
*	Less than 1%.
(1)	The business address of each of the individuals is c/o Digital Health Acquisition Corp., 980 N Federal Hwy #304, Boca Raton, FL 33432.

(2)	Our sponsor is the record holder of the shares of common stock reported herein. Our affiliate, Mr. Lawrence Sands, is the manager of our sponsor and as such may be deemed to have sole voting and investment discretion with respect to the common stock held by our sponsor. Mr. Sands disclaims any beneficial ownership of the securities held by Digital Health Sponsor LLC other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(3)	SCS Capital Partners, LLC is the record holder of the shares of common stock reported herein. Our affiliate, Mr. Lawrence Sands, is the manager and member of SCS Capital Partners, LLC and as such may be deemed to have sole voting and investment discretion with respect to the common stock held by SCS Capital Partners, LLC.
(4)	Based on a Schedule 13G filed November 16, 2021, as amended by Amendment No. 1 to Schedule 13G filed February 11, 2022, Beryl Capital Management LLC (“Beryl”), Beryl Capital Management LP (“Beryl GP”), and David A. Witkin (“Witkin”) have shared voting power over, and may deemed to be the beneficial owner of, 847,737 shares of Common Stock. Beryl Capital Partners II LP (the “Partnership” and together with Beryl, Beryl GP and Witkin, the “Beryl Funds”) has shared voting power over, and may deemed to be the beneficial owner of, 759,328 shares of Common Stock. The address of the Beryl Funds is c/o 1611 S. Catalina Ave., Suite 309, Redondo Beach, CA 90277. Assumes such reporting persons did not redeem shares of Common Stock in connection with the extension of DHAC’s Current Charter in October 2022.
(5)	Based on a Schedule 13G filed May 13, 2022, Saba Capital Management, L.P., a Delaware limited partnership (“Saba Capital”), Saba Capital Management GP, LLC, a Delaware limited liability company (“Saba GP”), and Mr. Boaz R. Weinstein have shared voting power over, and may deemed to be the beneficial owner of, 1,016,963 shares of Common Stock. The address of the foregoing reporting persons is c/o 405 Lexington Avenue, 58th Floor, New York, New York 10174. Assumes such reporting persons did not redeem shares of Common Stock in connection with the extension of DHAC’s Current Charter in October 2022.
(6)	All common stock owned of record by the Scott J. and Kelley H. Wolf Family Trust. Mr. Wolf and his wife, Kelley H. Wolf, are trustees of the Scott J. and Kelley H. Wolf Family Trust and may be deemed to have shared voting and investment discretion with respect to shares of common stock held by the Scott J. and Kelley H. Wolf Family Trust. The address of the Scott J. and Kelley H. Wolf Family Trust is 319 Trenton Way, Menlo Park, CA 94025.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

DHAC Related Person Transactions

Founder Shares

On June 7, 2021, Digital Health Sponsor, LLC, our sponsor (“Sponsor”), along with certain of our directors, officers and advisors (the “Initial Stockholders”) purchased 4,312,500 of our common shares for an aggregate purchase price of $25,000. On October 26, 2021, our Sponsor, officers and certain advisors forfeited an aggregate of 1,437,500 shares of common stock. Up to 375,000 Founder Shares were subject to forfeiture by the subscribers in case the underwriters did not fully exercise their over-allotment option. Prior to the initial investment in the Company of $25,000 by our Initial Stockholders, we had no assets, tangible or intangible. Simultaneously with the consummation of the IPO, the Company sold 557,000 Private Placement Shares to the Sponsor at $10.00 per unit for a total purchase price of $5,570,000 on a private placement basis simultaneously with the consummation of the IPO. Since the underwriters exercised the overallotment option in full, none of the Founder Shares are subject to forfeiture any longer.

The Initial Stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of its founder Shares until the earlier to occur of: (A) 180 days after the completion of our initial business combination and (B) subsequent to our initial business combination, if the reported last sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after our initial business combination.

Related Party Note

On June 7, 2021, our Sponsor agreed to loan DHAC up to $625,000 to be used for a portion of the expenses of the initial public offering. These notes are non-interest bearing and any outstanding balance on these notes are due immediately following our proposed public offering. Such notes were repaid in full on November 12, 2021. On October 24, 2022, the Sponsor agreed to loan DHAC $350,000 to be used for payment of the fee to extend the termination date of DHAC from November 8, 2022 to February 8, 2023.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If we complete a Business Combination, we would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, we may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

In October 2022, we borrowed $350,000 from the Sponsor as a Working Capital Loan. Other than the foregoing, we have no borrowings under the Working Capital Loans.

Registration Rights

The Initial Stockholders, as holders of our founder shares, as well as our Sponsor, as the holder of our Private Placement Units (and all underlying securities), are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the IPO. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of these securities can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Reimbursement

We will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination.

Transaction Support Agreement.

In connection with the execution of the Business Combination Agreement, Milton Chen, the Executive Vice Chairman of the Board of Directors of VSee, Imoigele Aisiku, the Executive Chairman of the Board of Directors of iDoc, and certain other stockholders (collectively, the “Supporting Stockholders”) of VSee and iDoc, our target companies in the Business Combination, entered into a Transaction Support Agreement dated June 15, 2022, which was amended and restated on August 9, 2022 and further amended and restated on October 6, 2022 (as may be further amended and restated, the “Transaction Support Agreement”), with DHAC. Under the Transaction Support Agreement, each Supporting Stockholder agreed to, among other things, (i) support and vote in favor of the Business Combination Agreement and the related transactions contemplated therein at DHAC’s stockholder meeting; (ii) not effect any sale or distribution of any shares of capital stock of DHAC, VSee, or iDoc; and (iii) take or cause to be done such further acts and things as may be reasonably necessary or advisable to cause the parties to fulfill their respective obligations under the Business Combination Agreement and consummate the transactions contemplated thereby. The shares of VSee Stock and iDoc Stock that are owned by the Supporting Stockholders and subject to the Transaction Support Agreement represent approximately 68.9% of the aggregate outstanding voting power of VSee Stock (on an as-converted basis and excluding shares expected to be issued in connection with the TAD Exchange) and approximately 85.1% of the aggregate outstanding voting power of iDoc Stock. In addition, the Transaction Support Agreement prohibits the Supporting Stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

Sponsor Support Agreement.

In connection with the execution of the Original Business Combination Agreement, our Sponsor, certain other stockholders of DHAC (together with Sponsor, the “DHAC Supporting Stockholders”), DHAC, VSee and iDoc entered into a support agreement, dated as of June 15, 2022 (the “Sponsor Support Agreement”), pursuant to which the Sponsor and each other DHAC Supporting Stockholder has agreed to, among other things (a) vote in favor of the Business Combination Agreement and the transactions contemplated hereby (including the Mergers), (b) not effect any sale or distribution of any equity securities of DHAC held by such stockholders subject to the terms described therein and (c) not to redeem any of the equity securities of DHAC such stockholder owns, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

Escrow Agreements.

At the closing of the transactions contemplated by the Business Combination Agreement, DHAC, Continental in its capacity as escrow agent for the Company, and each of VSee and iDoc, the target companies in our Business Combination, will enter into one or more Escrow Agreements pursuant to which (i) 2% of the VSee Closing Consideration (ii) 2% of the iDoc Closing Consideration will be held in escrow to secure the indemnification obligations of VSee and iDoc as contemplated by the Business Combination Agreement.

Leak-Out Agreement.

In connection with the execution of the Business Combination Agreement, DHAC and a certain stockholder of VSee entered into a Leak-Out Agreement, dated August 9, 2022, as amended by the First Amendment to Leak-out Agreement, dated October 6, 2022, pursuant to which such stockholder will agree that, for a period of time as set forth therein (the “Restricted Period), neither the signing stockholder nor any of its affiliates shall sell, dispose, or transfer (including short sales, swaps, and derivative transactions), DHAC Common Stock held by the signing stockholder on the Closing Date in an amount representing more than 10% of the trading volume of DHAC’s Common Stock as reported by Bloomberg, LP on any date during the Restricted Period.

Bridge Financing.

In connection with the execution of the Business Combination Agreement, DHAC, along with VSee and iDoc, the target companies in our Business Combination, entered into a securities purchase agreement with an accredited investor, who is also an investor in our Sponsor, pursuant to which DHAC, VSee and iDoc each issued and sold to such investor 10% original issue discount senior secured promissory notes due October 5, 2023 in the aggregate principal amount of $2,222,222 (the “Bridge Notes”). The Bridge Notes will be assumed by DHAC in connection with the closing of the Business Combination. The Bridge Notes will be assumed by DHAC in connection with the closing of the Business Combination. The Bridge Notes bear guaranteed interest at a rate of 10.00% per annum and are convertible into shares of DHAC common stock under certain conditions described below. In connection with the purchase of the Bridge Notes, DHAC issued the investor (i) 173,913 warrants, each representing the right to purchase one share of DHAC common stock at an initial exercise price of $11.50 per share, subject to certain adjustments (the “Bridge Warrants”) and (ii) 30,000 shares of DHAC common stock as additional consideration for the purchase of the Bridge Notes and Bridge Warrants. If the PIPE Financing closes in connection with the closing of the Business Combination, 110% of all unpaid principal under the Bridge Notes and guaranteed interest of 10% are due and payable at the closing of the PIPE Financing.

Additional PIPE Financing.

on January 18, 2023 DHAC and our Sponsor the Backstop Agreement” pursuant to which DHAC agreed to offer on or prior to the closing of the Business Combination the PIPE Investors the option to purchase up to an additional 2,000 shares of Series A Preferred Stock (the “Additional PIPE Shares” and together with the Initial PIPE Shares, the “PIPE Shares”), together with additional warrants to purchase up to 106,000 shares of DHAC common stock (the “Additional PIPE Warrants” and together with the Initial PIPE Warrants, the “PIPE Warrants”; the Additional PIPE Shares and Additional PIPE Warrants are referred to as the “Additional PIPE Securities”) pursuant to a participation right granted to the PIPE Investors under the PIPE Securities Purchase Agreement, in each case, on the same terms and conditions set forth in the PIPE Securities Purchase Agreement for an aggregate purchase price of up to $2,000,000. Pursuant to the Backstop Agreement, if the PIPE Investors do not elect to purchase all of the Additional PIPE Securities, our Sponsor has agreed to purchase any such unsubscribed Additional PIPE Securities concurrent with the closing of the transactions contemplated by the PIPE Securities Purchase Agreement on the same terms and conditions set forth in the PIPE Securities Purchase Agreement.

DHAC Related Person Transaction Policy

Our audit committee will review and approve all reimbursements and payments made to any initial stockholder or member of our management team, or our or their respective affiliates, and any reimbursements and payments made to members of our audit committee will be reviewed and approved by our Board of Directors, with any interested director abstaining from such review and approval.

No compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, will be paid to any of our initial stockholders, officers or directors who owned our shares of common stock prior to this offering, or to any of their respective affiliates, prior to or with respect to the business combination (regardless of the type of transaction that it is).

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions, including the payment of any compensation, will require prior approval by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Our code of ethics, which we have adopted, requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by our board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed the lesser of $120,000 in any calendar year or 2% of our total assets averaged across the last two most recently completed fiscal years; (2) we or any of our subsidiaries are a participant; and (3) any (a) executive officer, director or nominee for election as a director, (b) beneficial owner greater than 5% of our common stock or any other class or series of our securities, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform their work objectively and effectively. Conflicts of interest may also arise if a person, or a member of their family, receives improper personal benefits as a result of their position.

Our audit committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. All ongoing and future transactions between us on the one hand, and any of our officers and directors or their respective affiliates on the other hand, will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. Additionally, we require each of our directors and executive officers to complete a directors and officers questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize potential conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our initial stockholders unless we obtain an opinion from an independent investment banking firm that the initial business combination is fair to our unaffiliated stockholders from a financial point of view. Furthermore, in no event will any of our existing officers, directors or initial stockholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of an initial business combination.

VSee Related Person Transactions

On January 1, 2008, Milton Chen, the CEO of VSee Lab, Inc., received 7,186,237 shares of VSee Lab, Inc common stock and entered an employment agreement with VSee Lab, Inc, with annual compensation of $100,000.

On December 23, 2010, Salesforce.com, an investor in VSee Lab, Inc., received 1,195,019 shares of VSee Lab, Inc preferred stock for its investment in VSee Lab, Inc. No other person or entity has more than 5% ownership in VSee Lab, Inc.

iDoc Related Person Transactions

On November 29, 2021, Imoigele P. Aisiku, iDoc’s Executive Chairman, entered into a Commercial Guaranty with Frost Bank, pursuant to which Mr. Aisiku agreed to guaranty iDoc’s term loan indebtedness owed to Frost Bank in an aggregate principal amount of six hundred fifty four thousand forty four dollars ($654,044). Pursuant to a Business Loan Agreement, dated November 29, 2021, by and between iDoc and Frost Bank, Mr. Aisiku also agreed to guarantee iDoc’s line of credit with Frost Bank in an aggregate principal amount of five hundred thousand dollars ($500,000).

On December 5, 2021, iDoc entered into a Business Loan Agreement with Mr. Aisiku, pursuant to which iDoc provided a loan to Mr. Aisiku in an aggregate principal amount of one hundred twenty thousand dollars ($120,000) (the “Loan”), accruing not interest and maturing on December 31, 2022. The Loan has since been repaid in full.

On February 10, 2022, iDoc entered into a lease with Mr. Aisiku pursuant to which iDoc leases from Mr. Aisiku the property located at 2311 W. Main St., Houston, Texas 77098 for a term beginning on February 1, 2022 and ending on January 31, 2027, which term automatically renews on a month-to-month basis unless terminated by iDoc or Mr. Aisiku. Pursuant to the lease, iDoc pays Mr. Aisiku rent at a rate of ten thousand dollars ($10,000) per month.

Combined Company Related Person Transaction Policy

Effective upon the consummation of the Business Combination, the Combined Company expects to adopt a related person transaction policy that sets forth its procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective upon the consummation of the Business Combination. For purposes of the Combined Company’s policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which the Combined Company and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to the Combined Company as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of the Combined Company’s voting securities and any of their respective immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, the Combined Company’s management must present information regarding the related person transaction to the Combined Company’s audit committee, or, if audit committee approval would be inappropriate, to another independent body of the Combined Company’s Board of Directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to the Combined Company of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, the Combined Company will collect information that the Combined Company deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable the Combined Company to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under the Combined Company’s Code of Conduct that the Combined Company expects to adopt prior to the closing of this Business Combination, the Combined Company’s employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, the Combined Company’s audit committee, or other independent body of the Combined Company’s Board of Directors, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to the Combined Company;
●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
●	the availability of other sources for comparable services or products; and
●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, the Combined Company’s audit committee, or other independent body of the Combined Company’s Board of Directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the Combined Company’s best interests and those of the Combined Company’s stockholders, as the Combined Company’s audit committee, or other independent body of the Combined Company’s Board of Directors, determines in the good faith exercise of its discretion.

LEGAL MATTERS

The validity of the shares of Common Stock to be issued pursuant to the Business Combination Agreement will be passed upon by Manatt, Phelps & Phillips LLP, counsel to Digital Health Acquisition Corp.

EXPERTS

The consolidated financial statements of Digital Health Acquisition Corp. for the year ended December 31, 2021, and for the period from March 30, 2021 (inception) through December 31, 2021, appearing in this proxy statement/prospectus/consent solicitation have been audited by Withum Smith + Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern), appearing elsewhere in this proxy statement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of VSee Lab, Inc. as of December 31, 2021 and 2020 and for the years then ended included in this proxy statement/prospectus/consent solicitation have been so included in reliance on the report of Accell Audit & Compliance, PA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of iDoc Virtual Telehealth Solutions, Inc. as of December 31, 2021 and 2020 and for the years then ended included in this proxy statement/prospectus/consent solicitation have been so included in reliance on the report of Accell Audit & Compliance, PA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

APPRAISAL RIGHTS

DHAC Stockholder Appraisal Rights

DHAC stockholders do not have appraisal rights in connection with the Business Combination under Delaware law.

VSee Stockholder Appraisal Rights

If the Business Combination Agreement is adopted and the Business Combination approved by VSee stockholders, VSee stockholders who do not vote in favor of the proposal to approve the Business Combination Agreement and who properly exercise and perfect their demand for appraisal of their shares, and do not withdraw such demand, will be entitled to appraisal rights in connection with the Business Combination under Section 262 of the DGCL, which we refer to as Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this proxy statement as Annex E. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262. Only a holder of record of shares of VSee common stock or VSee preferred stock (collectively, “VSee Stock”) is entitled to demand appraisal rights for the shares registered in that holder’s name. A person having a beneficial interest in shares of VSee Stock held of record in the name of another person, such as a bank, broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of VSee Stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or the other nominee.

Under Section 262, holders of shares of VSee Stock who do not vote in favor of the proposal to approve the Business Combination Agreement, who continuously are the record holders of such shares through the effective time of the Business Combination, and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares of VSee Stock, exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest to be paid upon the amount determined to be fair value, if any, as determined by the court.

Under Section 262, where a Business Combination Agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement/prospectus/consent solicitation constitutes VSee’s notice to its stockholders that appraisal rights are available in connection with the Business Combination, and the full text of Section 262 is attached to this proxy statement as Annex E. In connection with the Business Combination, any holder of VSee Stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review Annex E carefully. Failure to strictly comply with the requirements of Section 262 in a timely and proper manner will result in the loss of appraisal rights under the DGCL. A stockholder who loses his, her or its appraisal rights will be entitled to receive the per share merger consideration described in the Business Combination Agreement. Given the complexity of the procedures for exercising the right to seek appraisal of shares of VSee Stock, VSee recommends that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Stockholders wishing to exercise the right to seek an appraisal of their shares of VSee Stock must do ALL of the following:

●	The stockholder must not vote in favor of the proposal to approve the Business Combination Agreement. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the Business Combination Agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the proposal to approve the Business Combination Agreement or abstain;
●	The stockholder must deliver to VSee (and not withdraw) a written demand for appraisal before the vote on the proposal to approve the Business Combination Agreement at the special meeting (and not withdraw such demand);
●	The stockholder must continuously hold the shares from the date of making the demand through the effective time of the Business Combination. A stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time of the Business Combination; and

●	The stockholder or the surviving company must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the Business Combination. The surviving company is under no obligation to file any petition and has no intention of doing so.

Filing Written Demand

Any holder of shares of VSee Stock wishing to exercise appraisal rights must deliver to VSee, before the vote on the adoption of the Business Combination Agreement at the special meeting at which the proposal to approve the Business Combination Agreement will be submitted to the stockholders, a written demand for the appraisal of the stockholder’s shares (and not withdraw such demand), and that stockholder must not submit a blank proxy or vote in favor of the proposal to approve the Business Combination Agreement. A holder of shares of VSee Stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the Business Combination. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the proposal to approve the Business Combination Agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the proposal to approve the Business Combination Agreement or to abstain from voting on the proposal to approve the Business Combination Agreement. Neither voting against the proposal to approve the Business Combination Agreement nor abstaining from voting, in person or by proxy, or failing to vote on the proposal to approve the Business Combination Agreement will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the proposal to approve the Business Combination Agreement. A stockholder’s failure to make the written demand prior to the taking of the vote on the proposal to approve the Business Combination Agreement at the special meeting of VSee’s stockholders will constitute a waiver of appraisal rights.

Only a holder of record of shares of VSee Stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of VSee Stock should be executed by or on behalf of the holder of record, and must reasonably inform VSee of the identity of the holder and state that the person intends thereby to demand appraisal of the holder’s shares in connection with the Business Combination. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by or on behalf of the record owner, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners.

STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE OR BANK ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS, BANKS AND NOMINEES, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BROKER, BANK OR OTHER NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER, BANK OR OTHER NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS.

All written demands for appraisal pursuant to Section 262 should be mailed or delivered to:

VSee Lab, Inc.

3188 Kimlee Drive

San Jose, CA 95132

Attention: Corporate Secretary

Any holder of VSee Stock may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Business Combination Agreement by delivering to VSee a written withdrawal of the demand for appraisal within 60 days after the effective date of the Business Combination. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the Business Combination will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Notice by the surviving corporation

If the Business Combination is completed, within 10 days after the effective time of the Business Combination, the Combined Company will notify each holder of VSee Stock who has made a written demand for appraisal pursuant to Section 262 (and not withdrawn such demand), and who has not voted in favor of the proposal to approve the Business Combination Agreement, that the Business Combination has become effective and the effective date thereof.

Filing a Petition for Appraisal

Within 120 days after the Effective Time of the Business Combination, but not thereafter, the surviving corporation or any holder of common stock of VSee who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares held by all stockholders entitled to appraisal. The surviving corporation is under no obligation to and has no present intention to file a petition, and holders should assume that the surviving corporation will not file a petition or initiate any negotiations with respect to the fair value of shares of VSee Stock. Accordingly, any holders of common stock of VSee who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of shares of VSee Stock within the time and in the manner prescribed in Section 262. The failure of a holder of VSee Stock to file such a petition within the period specified in Section 262 could nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the effective time of the Business Combination, any holder of VSee Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the proposal to approve the Business Combination Agreement and with respect to which VSee has received demands for appraisal, and the aggregate number of holders of such shares. The surviving corporation must mail this statement to the requesting stockholder within 10 days after receipt of the written request for such a statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal, or request from the surviving corporation the foregoing statements. As noted above, however, the demand for appraisal can only be made by a stockholder of record.

If a petition for an appraisal is duly filed by a holder of shares of VSee Stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss such stockholder from the proceedings.

Determination of Fair Value

After determining the holders of VSee Stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of the shares of VSee Stock, exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the Business Combination through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Business Combination and the date of payment of the judgment. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Business Combination that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Business Combination.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Business Combination and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the consideration they would receive pursuant to the Business Combination if they did not seek appraisal of their shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. Although VSee believes that the per share merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the per share merger consideration. Neither VSee nor DHAC anticipates offering more than the per share merger consideration to any stockholder of VSee exercising appraisal rights, and each of VSee and DHAC reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of VSee Stock is less than the per share merger consideration. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares VSee Stock under Section 262 fails to perfect, or loses or successfully withdraws, such holder’s right to appraisal, the stockholder’s shares of VSee Stock will be deemed to have been converted at the effective time of the Business Combination into the right to receive the per share merger consideration applicable to the shares. A stockholder will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the Business Combination or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the per share merger consideration in accordance with Section 262.

From and after the effective time of the Business Combination, no stockholder who has demanded appraisal rights will be entitled to vote the VSee Stock for any purpose, or to receive payment of dividends or other distributions on the stock, except dividends or other distributions on the holder’s shares of VSee Stock, if any, payable to stockholders of VSee of record as of a time prior to the effective time of the Business Combination; provided, however, that if no petition for an appraisal is filed within 120 days after the effective time of the Business Combination, or if the stockholder delivers to the surviving corporation a written withdrawal of the demand for an appraisal and an acceptance of the Business Combination, either within 60 days after the effective time of the Business Combination or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any stockholder of VSee without the approval of the court.

FAILURE TO COMPLY STRICTLY WITH ALL OF THE PROCEDURES SET FORTH IN SECTION 262 MAY RESULT IN THE LOSS OF A VSEE STOCKHOLDER’S STATUTORY APPRAISAL RIGHTS. CONSEQUENTLY, ANY STOCKHOLDER OF VSEE WISHING TO EXERCISE APPRAISAL RIGHTS IS ENCOURAGED TO CONSULT LEGAL COUNSEL BEFORE ATTEMPTING TO EXERCISE THOSE RIGHTS.

iDoc Stockholder Appraisal Rights

iDoc stockholders who do not deliver a written consent approving the Business Combination are entitled to appraisal rights under Subchapter H, Chapter 10, Title 1 of the Texas Business Organizations Code (“Chapter 10”) provided that they comply with the conditions established by Chapter 10. Shares of iDoc common stock issued and outstanding at the effective time of the Business Combination which are held by an iDoc stockholder who perfected its, his or her dissenters’ rights in accordance with Section 10.356 of the TBOC (“iDoc Dissenting Shares”) shall not be converted into or represent the right to receive the consideration payable thereon, and any such holder shall be entitled only to such rights of appraisal as are granted by Sections 10.351, et seq. of the TBOC (“TBOC Dissenter Provisions”), unless and until such holder fails to perfect or effectively withdraws or otherwise loses its, his or her right to appraisal; provided, however, that no payment in connection with iDoc Dissenting Shares shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the TBOC Dissenter Provisions and surrendered to iDoc the certificate or certificates representing the iDoc Dissenting Shares for which payment is being made. If after the effective time of the Business Combination any such dissenting stockholder fails to perfect or effectively withdraws or loses his or her right to appraisal, such shares of iDoc common stock shall be treated as if they had been converted at the effective time of the Business Combination into the right to receive the consideration payable thereon. iDoc shall give DHAC prompt notice upon receipt by iDoc of any written objection to the Business Combination under the TBOC Dissenter Provisions, and the withdrawals of such demands, and any other instruments provided to iDoc pursuant to the TBOC Dissenter Provisions (any stockholder duly making such demand being hereinafter called an “iDoc Dissenting Stockholder”). Each iDoc Dissenting Stockholder that becomes entitled, pursuant to the TBOC Dissenter Provisions, to payment for any shares of iDoc common stock held by such iDoc Dissenting Stockholder shall receive payment therefor from DHAC (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the TBOC Dissenter Provisions). The value of the iDoc share of common stock, as determined in accordance with the TBOC, may be less than the value of a share of the iDoc common stock such stockholder would otherwise receive pursuant to the Business Combination Agreement.

TO THE STOCKHOLDERS OF IDOC:

YOU ARE HEREBY NOTIFIED THAT YOU MAY BE ENTITLED TO ASSERT DISSENTERS’ RIGHTS PURSUANT TO SECTIONS 10.351, ET SEQ. OF THE TBOC, A COPY OF WHICH IS ATTACHED IN ITS ENTIRETY AS ANNEX F TO THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION.

Any iDoc stockholder desiring to assert dissenters’ rights (1) must vote AGAINST the Business Combination Proposal and (2) must deliver to iDoc prior to the iDoc special meeting written notice of the stockholder’s objection to the Merger and intent to exercise its right to dissent and demand payment of fair value for the shares of iDoc common stock if the Business Combination Proposal is approved (“iDoc Initial Dissent Requirements”). Within ten (10) days after the date the Business Combination takes effect, DHAC shall give the owners of iDoc stock who complied with the iDoc Initial Dissent Requirements notice that the Business Combination has been completed (the “iDoc Business Combination Completion Notice”). Within twenty (20) days after the iDoc Business Combination Completion Notice is sent, any iDoc stockholder desiring to continue to assert dissenters’ rights must deliver to DHAC written notice demanding payment of the fair value of the shares of iDoc common stock for which rights of dissent and appraisal are sought (“iDoc Fair Value Demand”). Within twenty (20) days after an iDoc Fair Value Demand is made the stockholder must submit to DHAC any certificates representing the shares of iDoc common stock for which fair value is demanded for the purpose of noting on such certificates that such demand has been made. Within twenty (20) days after DHAC receives an iDoc Fair Value Demand, DHAC shall respond to such demand either accepting or rejecting the demand as the fair value of the shares of iDoc common stock for dissenting shares of iDoc. If DHAC accepts the amount of the iDoc Fair Value Demand from the owners of iDoc Dissenting Shares, such owners will be entitled to receive the amount demanded for such shares in cash upon surrendering the stock certificates representing such shares at any time within 90 days after the time that the Business Combination is completed. If DHAC does not accept the amount of the iDoc Fair Value Demand and makes a counter-offer of the amount DHAC estimates is the fair value of the ownership interests which is accepted by the owners of iDoc Dissenting Shares, such owners will be entitled to receive the amount agreed upon with DHAC within 120 days after the time that the Business Combination is completed.

If you intend to exercise your right to dissent from the merger, you must deliver the notice of objection to iDoc, addressed to:

iDoc Virtual Telehealth Solutions, Inc.

2311 W. Main St.

Houston, TX 77098

Attention: Imoigele P. Aisiku

After the merger is completed, your written demand and any notice sent to DHAC must be addressed to:

VSee Health, Inc.

980 N Federal Hwy #304

Boca Raton, FL 33432

Attention: Corporate Secretary

In general, any stockholder who perfects their dissenters’ rights to be paid the “fair value” of the stockholder’s iDoc common stock in cash will recognize taxable gain or loss for U.S. federal income tax purposes.

This is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 10.351, et seq. of the TBOC, which is reproduced in its entirety as Annex F to this proxy statement/prospectus/consent solicitation.

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE TBOC RELATING TO DISSENTERS’ RIGHTS, IDOC STOCKHOLDERS WHO ARE CONSIDERING EXERCISING DISSENTERS’ RIGHTS ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

HOUSEHOLDING INFORMATION

Unless we have received contrary instructions, we may send a single copy of this Proxy Statement to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions:

●	If the shares are registered in the name of the stockholder, the stockholder should contact us at (561) 672-7068 to inform us of his or her request; or
●	If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for our securities is Continental Stock Transfer & Trust Company.

SUBMISSION OF STOCKHOLDER PROPOSALS

Our Board is aware of no other matter that may be brought before the Meeting. Under Delaware law, only business that is specified in the notice of a special meeting to stockholders may be transacted at the Meeting.

FUTURE STOCKHOLDER PROPOSALS

Stockholder proposals, including director nominations, for any annual meeting must be received at our principal executive offices by not earlier than the opening of business on the 120th day before the annual meeting and not later than the later of (x) the close of business on the 90th day before the annual meeting or (y) the close of business on the 10th day following the first day on which we publicly announce the date of the annual meeting, and must otherwise comply with applicable SEC rules and the advance notice provisions of our bylaws, to be considered for inclusion in our proxy materials relating to any annual meeting.

You may contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

WHERE YOU CAN FIND MORE INFORMATION

We must comply with the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and its rules and regulations, and in accordance with the Exchange Act, we file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You can read DHAC’s SEC filings, including this proxy statement, over the Internet at the SEC’s website at http://www.sec.gov. If you would like additional copies of this proxy statement/prospectus/consent solicitation or if you have questions about the Business Combination or the Proposals to be presented at the Meeting, you should contact our proxy solicitation agent at the following address and telephone number:

D.F. King & Co.

48 Wall Street, 22nd Floor

New York, NY 10005

Brokers and Banks Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 290-6429

Email: DHAC@dfking.com

If you are a stockholder of DHAC and would like to request documents, please do so by [•], 2023, in order to receive them before the Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus/consent solicitation relating to DHAC has been supplied by DHAC, and all such information relating to VSee and iDoc have been supplied by VSee and iDoc, respectively. Information provided by either the DHAC or VSee and iDoc does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement of DHAC for the Meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, us or VSee and iDoc that is different from, or in addition to, that contained in this proxy statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus/consent solicitations peaks only as of the date of this proxy statement/prospectus/consent solicitation unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

DIGITAL HEALTH ACQUISITION CORP. FINANCIAL STATEMENTS

Page
Unaudited Financial Statements of Digital Health Acquisition Corp.
Condensed Consolidated Balance Sheets as of September 30, 2022 (Unaudited) and December 31, 2021	F-20

Unaudited Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2022 and three months ended September 30, 2021 and for the period from March 5, 2021 (Inception) through September 30, 2021

F-21

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ (Deficit) Equity for three and nine months ended September 30, 2022 and three months ended September 30, 2021 and for the period from March 5, 2021 (Inception) through September 30, 2021

F-22
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2022 and for the period from March 5, 2021 (Inception) through September 30, 2021	F-23
Notes to Unaudited Condensed Consolidated Financial Statements	F-24

VSEE LAB, INC. FINANCIAL STATEMENTS

IDOC VIRTUAL TELEHEALTH SOLUTIONS, LLC FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Digital Health Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Digital Health Acquisition Corp. (the “Company”) as of December 31, 2021 and the related statements of operations, changes in stockholders’ deficit and cash flows for the period from March 30, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from March 30, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by the close of business on October 22, 2021, then the Company will cease all operations except for the purpose of liquidating. This date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2021.

New York, New York
March 29, 2022
PCAOB ID Number 100

DIGITAL HEALTH ACQUISITION CORP.

BALANCE SHEET

DECEMBER 31, 2021

ASSETS
Current assets
Cash	$760,012
Prepaid and other current assets	457,605
Total Current Assets	1,217,617
Cash Investments held in Trust Account	116,726,978
Total Assets	$117,944,595
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$140,163
Advances from related parties	43,900
Total current liabilities	184,063
Deferred underwriting fee payable	4,370,000
Total Liabilities	4,554,063
Commitments and contingencies
Common stock subject to redemption, 50,000,000 shares authorized $0.0001 par value; possible redemption at $10.15 per share, 11,500,000 shares issued and outstanding at redemption value	116,725,000
Stockholders’ Deficit
Common stock, $0.0001 par value; 50,000,000 shares authorized; 3,432,000 shares issued and outstanding (excluding 11,500,000 shares subject to redemption)	344
Additional paid-in capital	—
Accumulated deficit	(3,334,812)
Total Stockholders’ Deficit	(3,334,468)
Total Liabilities and Stockholders’ Deficit	$117,944,595

The accompanying notes are an integral part of the financial statements.

DIGITAL HEALTH ACQUISITION CORP.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM MARCH 30, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

General and administrative expenses	$282,671
Loss from operations	(282,671)
Other income:
Interest earned on investments held in Trust Account	1,970
Net loss	$(280,701)
Weighted average shares outstanding of redeemable common stock	3,981,054
Basic and diluted loss per share, redeemable common stock	$—

The accompanying notes are an integral part of the financial statements.

DIGITAL HEALTH ACQUISITION CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance – March 30, 2021 (Inception)	—	$—	$—	$—	$—
Issuance of common stock to Sponsor	2,875,000	288	24,712	—	25,000
Sale of 557,000 Private Placement Units	557,000	56	5,569,944	—	5,570,000
Fair value of Public Warrants at issuance	—	—	12,483,555	—	12,483,555
Accretion of common stock subject to redemption value	—	—	(18,078,211)	(3,054,111)	(21,132,322)
Net loss	—	—	—	(280,701)	(280,701)
Balance – December 31, 2021	3,432,000	$344	$—	$(3,334,812)	$(3,334,468)

The accompanying notes are an integral part of the financial statements.

DIGITAL HEALTH ACQUISITION CORP.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM MARCH 30, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

Cash Flows from Operating Activities:
Net loss	$(280,701)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on investments held in Trust Account	(1,970)
Changes in operating assets and liabilities:
Prepaid expenses	(457,605)
Accounts payable and accrued expenses	140,163
Net cash used in operating activities	(600,113)
Cash Flows from Investing Activities:
Investment of cash into Trust Account	(116,725,008)
Net cash used in investing activities	(116,725,008)
Cash Flows from Financing Activities:
Proceeds from issuance of common stock to Sponsor	25,000
Proceeds from sale of Units, net of underwriting discounts paid	113,045,000
Proceeds from sale of Private Placement Units	5,570,000
Advances from related party	43,900
Proceeds from promissory note – related party	149,951
Repayment of promissory note – related party	(602,720)
Payment of offering costs	(145,998)
Net cash provided by financing activities	118,085,133
Net Change in Cash	760,012
Cash – Beginning of period	—
Cash – End of period	$760,012
Non-Cash financing activities:
Offering costs paid through promissory note	$457,769
Initial classification of common stock subject to possible redemption	$21,132,322
Deferred underwriting fee payable	$4,370,000
Operating cost paid through advances	$(5,000)

The accompanying notes are an integral part of the financial statements.

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Digital Health Acquisition Corp. (the “Company”) is a newly incorporated blank check company incorporated as a Delaware corporation on March 30, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses (the “Business Combination”). The Company has not selected any specific Business Combination target.

As of December 31, 2021, the Company had not commenced any significant operations. All activity for the period from March 30, 2021 (inception) through December 31, 2021 relates to the Company’s formation and the Company’s Initial Public Offering (as defined below), and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on November 3, 2021. On November 8, 2021, the Company consummated the Initial Public Offering of 11,500,000 units (the “Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 1,500,000 Units, at $10.00 per Unit, generating gross proceeds of $115,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 557,000 units (each, a “Private Placement Unit” and, collectively, the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to Digital Health Sponsor LLC (the “Sponsor”), generating gross proceeds of $5,570,000, which is described in Note 4. As of November 8, 2021, the Company received $3,680,000 from the proceeds of the Private Placement and recorded $1,890,000 in subscription receivable. The Sponsor paid the subscription in full on November 12, 2021.

Transaction costs amounted to $6,877,164, consisting of $1,955,000 of underwriting fees, $4,370,000 of deferred underwriting fees and $552,164 of other offering costs. In addition, cash of $9,478 was held outside of the Trust Account (as defined below) and is available for the payment of offering costs and for working capital purposes.

Following the closing of the Initial Public Offering on November 8, 2021, an amount of $116,725,000 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”), invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of the initial Business Combination; (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company does not complete the initial Business Combination within 12 months from the closing of the Initial Public Offering or (B) with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity; or (iii) absent an initial Business Combination within 12 months from the closing of the Initial Public Offering, the Company’s return of the funds held in the Trust Account to the Company’s public stockholders as part of the Company’s redemption of the public shares.

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the Company’s public stockholders with the opportunity to redeem all or a portion of their common shares in connection with the initial Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in the its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require the Company to seek stockholder approval under applicable law or stock exchange listing requirement. The public stockholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations. The amount in the Trust Account is initially anticipated to be $10.15 per public share.

The shares of common stock subject to redemption are recorded at a redemption value and classified as temporary equity, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have 12 months from the closing of the Initial Public Offering to complete an initial Business Combination (the “Combination Period”). However, if the Company is unable to complete its initial Business Combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

The Sponsor, along with advisors, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares (as defined in Note 5) and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company have not consummated an initial Business Combination within 12 months from the closing of the Initial Public Offering or (B) with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fail to complete the initial Business Combination within 12 months from the closing of the Initial Public Offering, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fail to complete the initial Business Combination within the prescribed time frame; and (iv) vote any founder shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company have entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor have the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believe that the Company’s Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Liquidity and Going Concern

As of December 31, 2021, the Company had a cash balance of $760,012 and a working capital of $1,033,554. In addition, in connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that the liquidity, mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company liquidate after December 31, 2021.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1. Offering costs consist of legal, accounting, underwriting fees and other costs incurred that were directly related to the Initial Public Offering and that were charged against the carrying value of shares of common stock upon the completion of the Initial Public Offering.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Investment(s) Held in Trust Account

At December 31, 2021, the assets held in the Trust Account were held in Treasury securities.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified in temporary equity. At all other times, common stock is classified as stockholders’ deficit. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2021, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit.

At December 31, 2021, the common stock reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$115,000,000
Less:
Proceeds Allocated to Public Warrants	(12,483,555)
Common stock issuance costs	(6,923,767)
Plus:
Accretion of carrying value to redemption value	21,132,322
Common stock subject to possible redemption	$116,725,000

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the United States is the Company’s major tax jurisdiction. As of December 31, 2021, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Warrant Instruments

The Company accounts for the warrants to be issued in connection with the Initial Public Offering and Private Placement in accordance with the guidance contained in FASB ASC Topic 815 “Derivatives and Hedging” whereby under that provision the warrants that do not meet the criteria for equity treatment must be recorded as liability. Accordingly, the Company evaluated and will classify the warrants included in the Initial Public Offering and Private Placement Units (the “Private Placement Warrants”) under equity treatment.

Fair Value Measurement

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is for fiscal years beginning after December 15, 2021 and should be applied on a full or modified retrospective basis. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted ASU 2020-06 effective March 30, 2021. The adoption of ASU 2020-06 did not have a material impact on the Company’s financial statements.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Risks and Uncertainties

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3. INITIAL PUBLIC OFFERING

In the “Initial Public Offering,” the Company sold 11,500,000 units, which includes a full exercise by the underwriters of their over-allotment option in the amount of 1,500,000 Units, at a purchase price of $10.00 per unit. Each unit consists of one common share and one warrant. Each warrant will entitle the holder to purchase one (1) share of common stock at a price of $11.50 per whole share, subject to adjustment (see Note 7). Each warrant will become exercisable 30 days after the completion of the initial Business Combination or 12 months from the closing of this offering and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased 557,000 units, at $10.00 per unit for a total purchase price of $5,570,000 in a private placement. As of November 8, 2021, the Company received $3,680,000 from the proceeds of the Private Placement and recorded $1,890,000 in subscription receivable. The Sponsor paid the subscription in full on November 12, 2021. The private placement units are identical to the units sold in the Initial Public Offering. There will be no underwriting fees or commissions with respect to the private placement units. The proceeds from the private placement were added to the proceeds of Initial Public Offering and placed in a Trust Account in the United States maintained by Continental Stock Transfer & Trust Company, as trustee. If the Company does not complete its initial business combination within 12 months, the Sponsor will waive any and all rights and claims to any proceeds and interest thereon in respect to the private placement units and the proceeds from the sale of the private placement units will be included in the liquidating distribution to the holders of the Company’s public shares.

The Sponsor, advisors, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Combination Period or (B) with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the prescribed time frame; and (iv) vote any founder shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On June 7, 2021, the Sponsor, along with certain of the Company’s directors, officers and advisors purchased 4,312,500 shares for an aggregate purchase price of $25,000. In October 2021, the Sponsor, officers and certain advisors forfeited an aggregate of 1,437,500 shares of common stock, resulting in 2,875,000 founder shares outstanding. Such shares are referred to herein as “founder shares” or “insider shares”.

Sponsor Note Payable

On June 7, 2021, the Sponsor agreed to loan the Company up to $625,000 to be used for a portion of the expenses of the Initial Public Offering. These notes were non-interest bearing and any outstanding balance on the notes was due immediately following the Company’s Initial Public Offering. There were $602,720 amounts borrowed under the Notes. The Notes were repaid on November 12, 2021.

Advance from related party

As of November 8, 2021, the Sponsor paid for $402,936 on expenses on behalf of the Company. The advance was repaid on November 12, 2021. Borrowing under the note are no longer available.

On November 12, 2021, the Company advanced additional $43,900 which remain payable as of December 31, 2021.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would be repaid upon consummation of a Business Combination, without interest. As of December 31, 2021, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

The Company agreed, commencing on November 3, 2021, to pay an affiliate of the Sponsor a total of $10,000 per month for office space and secretarial, administrative and other services. The monthly fees will cease upon completion of an initial business combination or liquidation. For the period from March 30, 2021 (inception) through December 31, 2021, the Company incurred $20,000 in fees for these services, of which $10,000 is included in accrued expenses in the accompanying balance sheet.

The Company will reimburse its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on the Company’s behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by the Company; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the Trust Account and the interest income earned on the amounts held in the Trust Account, such expenses would not be reimbursed by the Company unless the Company consummates an initial business combination. The audit committee will review and approve all reimbursements and payments made to any initial stockholder or member of the management team, or the Company’s or their respective affiliates, and any reimbursements and payments made to members of the audit committee will be reviewed and approved by the Board of Directors, with any interested director abstaining from such review and approval.

No compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, will be paid to any of the initial stockholders, officers or directors who owned the shares of common stock prior to this offering, or to any of their respective affiliates, prior to or with respect to the business combination (regardless of the type of transaction that it is).

All ongoing and future transactions between the Company and any of its officers and directors or their respective affiliates will be on terms believed by the Company to be no less favorable to the Company than are available from unaffiliated third parties. Such transactions, including the payment of any compensation, will require prior approval by a majority of the Company’s uninterested “independent” directors (to the extent the Company has any) or the members of the board who do not have an interest in the transaction, in either case who had access, at the Company’s expense, to the Company’s attorneys or independent legal counsel. The Company will not enter into any such transaction unless the Company’s disinterested “independent” directors (or, if there are no “independent” directors, the Company’s disinterested directors) determine that the terms of such transaction are no less favorable to the Company than those that would be available to the Company with respect to such a transaction from unaffiliated third parties.

NOTE 6. COMMITMENTS

Registration and Stockholders’ Rights

Pursuant to a registration rights agreement entered into on November 3, 2021, the holders of the (i) founder shares, which were issued in a private placement prior to the closing of the Initial Public Offering and (ii) private placement units (including all underlying securities), issued in a private placement simultaneously with the closing of the Initial Public Offering have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement. These holders are entitled to make up to two demands that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.

Underwriters Agreement

The Representative is entitled to a deferred underwriting commission of 3.8% of the gross proceeds of the Initial Public Offering held in the Trust Account upon the completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.

NOTE 7. STOCKHOLDERS’ EQUITY

Common Shares

The Company is authorized to issue 50,000,000 of common shares with a par value of $0.0001 per share. On June 7, 2021, the Sponsor, along with certain of the Company’s directors, officers and advisors purchased 4,312,500 shares for an aggregate purchase price of $25,000. In October 2021, the Sponsor, officers and certain advisors forfeited an aggregate of 1,437,500 shares of common stock, resulting in 2,875,000 founder shares outstanding. At the closing of the Initial Public Offering, 557,000 shares were issued as part of the Private Placement sale. As of December 31, 2021, there were 3,432,000 common shares issued and outstanding, excluding 11,500,000 shares subject to redemption which were classified outside of permanent equity at the balance sheet.

The holders of record of the Company’s common stock are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve the Company’s initial business combination, the initial stockholders, insiders, officers and directors, have agreed to vote their respective shares of common stock owned by them immediately prior to this offering, including both the insider shares and any shares acquired in this offering or following this offering in the open market, in favor of the proposed business combination.

The Company will consummate its initial business combination only if we have net tangible assets of at least $5,000,001 and a majority of the outstanding shares of common stock voted are voted in favor of the business combination.

Pursuant to the amended and restated certificate of incorporation, if the Company does not consummate its initial business combination within 12 months from the closing of this offering, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Company’s insiders have agreed to waive their rights to share in any distribution with respect to their insider shares.

The stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock, except that public stockholders have the right to sell their shares to the Company in any tender offer or have their shares of common stock converted to cash equal to their pro rata share of the Trust Account if they vote on the proposed business combination and the business combination is completed.

If the Company holds a stockholder vote to amend any provisions of the certificate of incorporation relating to stockholders’ rights or pre-business combination activity (including the substance or timing within which it has to complete a business combination), it will provide its public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes, divided by the number of then outstanding public shares, in connection with any such vote. In either of such events, converting stockholders would be paid their pro rata portion of the Trust Account promptly following consummation of the business combination or the approval of the amendment to the certificate of incorporation. If the business combination is not consummated or the amendment is not approved, stockholders will not be paid such amounts.

NOTE 8. WARRANTS

There are 12,057,000 warrants issued and outstanding as of December 31, 2021. Each warrant entitles the registered holder to purchase one (1) share of common stock at a price of $11.50 per whole share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of an initial business combination or 12 months from the closing of the Initial Public Offering.

However, no warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within a specified period following the consummation of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of the completion of an initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Private Placement Warrants is identical to the warrants underlying the units in the Initial Public Offering. The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant,

●	at any time after the warrants become exercisable,
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,
●	if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and
●	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company call the warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or to make any other change that does not adversely affect the interests of the registered holders. For any other change, the warrant agreement requires the approval by the holders of at least a majority of the then outstanding public warrants if such amendment is undertaken prior to or in connection with the consummation of a business combination or at least a majority of the then outstanding warrants if the amendment is undertaken after the consummation of a business combination.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

If (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial business combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the board of directors, and in the case of any such issuance to the Company’s Sponsor, initial stockholders or their affiliates, without taking into account any founders’ shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issue the additional shares of common stock or equity-linked securities and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the Market Value. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to the Company, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of common stock outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

NOTE 9. INCOME TAX

The Company did not have any significant deferred tax assets or liabilities as of December 31, 2021.

The Company’s net deferred tax assets are as follows:

December 31,
2021
Deferred tax asset
Net operating loss carryforward	$5,846
Startup/Organization Expenses	60,961
Total deferred tax asset	66,807
Valuation allowance	(66,807)
Deferred tax asset, net of allowance	$—

The income tax provision consists of the following:

For the
Period from
March 30,
2021
(Inception)
Through
December 31,
2021
Federal
Current	$—
Deferred	(58,947)
State
Current	—
Deferred	(7,860)
Change in valuation allowance	66,807
Income tax provision	$—

As of December 31, 2021, the Company has $24,565 of U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from March 30, 2021 (inception) through December 31, 2021, the change in the valuation allowance was $66,807.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2021 is as follows:

For the
Period from
March 30,
2021
(Inception)
Through
December 31,
2021
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	2.8%
Change in valuation allowance	(23.8)%
Income tax provision	0.0%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

NOTE 10. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity U.S. Treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At December 31, 2021, assets held in the Trust Account were comprised of $959 in cash and $116,726,019 in U.S. Treasury securities. During the year ended December 31, 2021, the Company did not withdraw any interest income from the Trust Account.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. The gross holding gains and fair value of held-to-maturity securities at December 31, 2021 are as follows:

				Gross
			Amortized	Holding
	Held-To-Maturity	Level	Cost	Loss	Fair Value
December 31, 2021	U.S. Treasury Securities (Matured on 3/17/2022)	1	$116,726,019	$(3,097)	$116,722,922

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

DIGITAL HEALTH ACQUISITION CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
Current assets:
Cash	$44,970	$760,012
Prepaid and other current assets	60,374	457,605
Total Current Assets	105,344	1,217,617

Cash investments held in Trust Account	117,197,128	116,726,978
Total Assets	$117,302,472	$117,944,595

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$1,422,592	$140,163
Income taxes payable	83,026	—
Advances from related parties	43,900	43,900
Total current liabilities	1,549,518	184,063

Deferred underwriting fee payable	4,370,000	4,370,000
Total Liabilities	5,919,518	4,554,063

Commitments and Contingencies
Common stock subject to redemption, of 11,500,000 shares issued and outstanding at redemption value of $10.17 and $10.15 per share, as of September 30, 2022 and December 31, 2021, respectively	116,969,634	116,725,000

Stockholders’ Deficit
Common stock, $0.0001 par value; 50,000,000 shares authorized; 3,432,000 shares issued and outstanding (excluding 11,500,000 shares subject to redemption)	344	344
Accumulated deficit	(5,587,024)	(3,334,812)
Total Stockholders’ Deficit	(5,586,680)	(3,334,468)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$117,302,472	$117,944,595

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DIGITAL HEALTH ACQUISITION CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

				For the period
	For the Three Months			from March 5,
	Ended		For the Nine Months	2021 (Inception)
	September 30,		Ended September 30,	through September 30,
	2022	2021	2022	2021

Formation and operational costs	$1,129,361	$180	$2,394,702	$5,180
Loss from operations	(1,129,361)	(180)	(2,394,702)	(5,180)

Other income:
Interest earned on Investment held in Trust Account	391,628	—	470,150	—
Total other income, net	391,628	—	470,150	—
Income (loss) before provision for income taxes	(737,733)	(180)	(1,924,552)	(5,180)
Provision for income taxes	(83,026)	—	(83,026)	—

Net loss	$(820,759)	$(180)	$(2,007,578)	$(5,180)

Basic and diluted weighted average shares outstanding, non-redeemable common stock	14,932,000	2,500,000	14,932,000	2,500,000
Basic and diluted net loss per share, non-redeemable common stock	$(0.05)	$(0.00)	$(0.13)	$(0.00)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DIGITAL HEALTH ACQUISITION CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT) EQUITY

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

				Total
	Common Stock		Accumulated	Stockholders’
	Shares	Amount	Deficit	Deficit
Balance – January 1, 2022	3,432,000	$344	$(3,334,812)	$(3,334,468)

Net loss	—	—	(527,360)	(527,360)

Balance – March 31, 2022 (unaudited)	3,432,000	344	(3,862,172)	(3,861,828)

Net loss	—	—	(659,459)	(659,459)

Balance – June 30, 2022 (unaudited)	3,432,000	344	(4,521,631)	(4,521,287)

Change in value of common stock subject to redemption	—	—	(244,634)	(244,634)

Net loss	—	—	(820,759)	(820,759)

Balance – September 30, 2022 (unaudited)	3,432,000	$344	$(5,587,024)	$(5,586,680)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021, AND

FOR THE PERIOD FROM MARCH 5, 2021 (INCEPTION) THROUGH SEPTEMBER 30, 2021

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance – March 5, 2021 (Inception)	—	$—	$—	$—	$—

Net loss	—	—	—	—	—

Balance – March 31, 2021 (unaudited)	—	—	—	—	—

Issuance of common stock to Sponsor	2,875,000	288	24,712	—	25,000

Net loss	—	—	—	(5,000)	(5,000)

Balance – June 30, 2021 (unaudited)	2,875,000	$288	$24,712	$(5,000)	$20,000

Net loss	—	—	—	(180)	(180)

Balance – September 30, 2021 (unaudited)	2,875,000	$288	$24,712	$(5,180)	$19,820

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DIGITAL HEALTH ACQUISITION CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the period
	For the Nine	from March 5,
	Months	2021 (Inception)
	Ended	through
	September 30,	September 30,
	2022	2021
Cash Flows from Operating Activities:
Net loss	$(2,007,578)	$(5,180)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Formation costs paid by Sponsor	—	5,000
Interest earned on investments held in Trust Account	(470,150)	—
Changes in operating assets and liabilities:
Prepaid and other current assets	397,231	—
Accounts payable and accrued expenses	1,282,429	—
Income taxes payable	83,026	—
Net cash (used in) operating activities	(715,042)	(180)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock to Sponsor	—	25,000
Proceeds from promissory note – related party	—	124,952
Payment of offering costs	—	(144,273)
Net cash provided by financing activities	—	5,679

Net Change in Cash	(715,042)	5,499
Cash – Beginning of period	760,012	—
Cash – End of period	$44,970	$5,499

Non-cash investing and financing activities:
Offering costs included in accrued offering costs	$—	$104,337
Payment of offering costs through promissory note – related party	$—	$70,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Digital Health Acquisition Corp. (the “Company” or “DHAC”) is a newly incorporated blank check company incorporated as a Delaware corporation on March 30, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses (the “Business Combination”). The Company has not executed a business combination or a merger agreement with any specific Business Combination target(s). On June 09, 2022, DHAC Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of the Company, was formed. On June 09, 2022, DHAC Merger Sub II, Inc. (“Merger Sub II”), a Texas corporation and a wholly owned subsidiary of the Company, was formed.

As of September 30, 2022, the Company had not commenced any significant operations. All activity for the period from April 1, 2021, date which operations commenced, through September 30, 2022 relates to the Company’s formation and the Company’s Initial Public Offering (as defined below), and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on November 3, 2021. On November 8, 2021, the Company consummated the Initial Public Offering of 11,500,000 units (the “Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 1,500,000 Units, at $10.00 per Unit, generating gross proceeds of $115,000,000, which is described in Note 3. On October 20, 2022 In connection with the stockholders meeting to approve the extension, further described in Note 10, 10,805,877 shares of DHAC’s common stock were redeemed leaving 694,123 shares subject to redemption.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 557,000 units (each, a “Private Placement Unit” and, collectively, the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to Digital Health Sponsor LLC (the “Sponsor”), generating gross proceeds of $5,570,000, which is described in Note 4. As of November 8, 2021, the Company received $3,680,000 from the proceeds of the Private Placement and recorded $1,890,000 in subscription receivable. The Sponsor paid the subscription in full on November 12, 2021.

Transaction costs amounted to $6,877,164, consisting of $1,955,000 of underwriting fees, $4,370,000 of deferred underwriting fees and $552,164 of other offering costs. In addition, cash of $9,478 was held outside of the Trust Account (as defined below) and is available for the payment of offering costs and for working capital purposes.

Following the closing of the Initial Public Offering on November 8, 2021, an amount of $116,725,000 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”), invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Trust Account is intended as a holding place for funds pending the earliest to occur of either (i) the completion of the initial Business Combination; (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company does not complete the initial Business Combination within 12 months from the closing of the Initial Public Offering or (B) with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity; or (iii) absent an initial Business Combination within 12 months from the closing of the Initial Public Offering, the Company’s return of the funds held in the Trust Account to the Company’s public stockholders as part of the Company’s redemption of the public shares. On October 20, 2022, stockholders of DHAC approved a proposal to amend DHAC’s amended and restated certificate of incorporation to (a) extend the date by which DHAC has to consummate a business combination (the “Extension”) for an additional three (3) months, from November 8, 2022 to February 8, 2023, (b) provide DHAC’s board of directors the ability to further extend the date by which DHAC has to consummate a business combination up to three (3) additional times for three (3) months each time, for a maximum of nine (9) additional months if Digital Health Sponsor, LLC, our “sponsor”, pays an amount equal to $350,000 for each three-month extension (the “Extension Fee”),

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the Company’s public stockholders with the opportunity to redeem all or a portion of their common shares in connection with the initial Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require the Company to seek stockholder approval under applicable law or stock exchange listing requirement. The public stockholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations. The amount in the Trust Account was initially anticipated to be $10.15 per public share. On October 26, 2022, in connection with the approval of the extension, the Sponsor deposited $350,000 into trust for the first three month extension, as such the amount in trust is anticipated to be $10.65 per public share.

The shares of common stock subject to redemption are recorded at a redemption value and classified as temporary equity, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company had 12 months from the closing of the Initial Public Offering to complete an initial Business Combination (the “Combination Period”). On October 20, 2022, stockholders of DHAC approved a proposal to amend DHAC’s amended and restated certificate of incorporation to extend the date by which DHAC has to consummate a business combination for an additional three (3) months, from November 8, 2022 to February 8, 2023, and has the ability to extend the time up to three (3) times for a maximum of (9) additional months, if the Sponsor pays $350,000 for each three months extension. However, if the Company is unable to complete its initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

The Sponsor, along with advisors, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares (as defined in Note 5) and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company have not consummated an initial Business Combination within 12 months from the closing of the Initial Public Offering or (B) with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fail to complete the initial Business Combination within 12 months from the closing of the Initial Public Offering, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fail to complete the initial Business Combination within the prescribed time frame; and (iv) vote any founder shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company have entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor have the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believe that the Company’s Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.

On June 15, 2022, Digital Health Acquisition Corp. (“DHAC” or the “Company”), entered into a business combination agreement, by and among DHAC Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of DHAC (“Merger Sub I”), DHAC Merger Sub II, Inc., a Texas corporation and a wholly owned subsidiary of DHAC (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), VSee Lab, Inc., a Delaware corporation (“VSee”) and iDoc Virtual Telehealth Solutions, Inc., a Texas corporation (“iDoc”) (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). The Business Combination Agreement and the transactions contemplated thereby (collectively, the “Business Combination”) were unanimously approved by the boards of directors of each of DHAC, VSee and iDoc on June 15, 2022. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement. On August 9, 2022, DHAC, Merger Sub I, Merger Sub II, VSee and iDoc entered into the First Amended and Restated Business Combination Agreement to provide for the concurrent execution of financing documents for a PIPE consisting of convertible notes and warrants and delivery of the Cassel Salpeter’s opinion to the Board. On October 6, 2022, DHAC, Merger Sub I, Merger Sub II, VSee and iDoc entered into the Business Combination Agreement to make the consideration payable to VSee and iDoc stockholders 100% DHAC common stock and to provide for the concurrent execution of the PIPE Financing documents providing for the issuance of the PIPE Shares and the PIPE Warrants further described on Note 6.

Pursuant to the Business Combination Agreement and subject to the terms and conditions set forth therein, Merger Sub I will merge with and into VSee (the “VSee Merger”), with VSee surviving the VSee Merger as a wholly owned subsidiary of DHAC, and Merger Sub II will merge with and into iDoc (the “iDoc Merger” and, together with the VSee Merger, the “Mergers”), with iDoc surviving the iDoc Merger as a wholly owned subsidiary of DHAC. At the effective time of the Mergers (the “Effective Time”), DHAC will change its name to VSee Health, Inc.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the period ended December 31, 2021, as filed with the SEC on March 21, 2022. The interim results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future periods.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Liquidity and Going Concern

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined below) (see Note 5). As of September 30, 2022 and December 31, 2021, there were no amounts outstanding under any Working Capital Loans.

The Company may raise additional capital through loans or additional investments from the Sponsor or its stockholders, officers, directors, or third parties. The Company’s officers and directors and the Sponsor may but are not obligated to (except as described above), loan the Company funds, from time to time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Based on the foregoing, the Company believes it will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company directors to meet its needs through the earlier of the consummation of a Business Combination or at least one year from the date that the financial statements were issued.

As of September 30, 2022, the Company had a cash balance of $44,970 and a working capital deficiency of $1,217,130. In addition, in connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity, mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities of the Company as of September 30, 2022. The Company intends to complete a Business Combination before the mandatory liquidation date.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Offering Costs

Offering costs consisted of legal, accounting, and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant were allocated to equity. Offering costs associated with the Common stock issued were initially charged to temporary equity and then accreted to Common stock subject to redemption upon the completion of the Initial Public Offering.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2022 and December 31, 2021.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Investments Held in Trust Account

At September 30, 2022 and December 31, 2021, the assets held in the Trust Account were held in money market funds, which are invested primarily in U.S. Treasury securities

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified in temporary equity. At all other times, common stock is classified as stockholders’ deficit. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2022 and December 31, 2021, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed consolidated balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the Initial Public Offering, increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid-in capital and accumulated deficit.

At September 30, 2022 and December 31, 2021, the common stock reflected in the condensed consolidated balance sheet is reconciled in the following table:

Gross proceeds	$115,000,000
Less:
Proceeds Allocated to Public Warrants	(12,483,555)
Common stock issuance costs	(6,923,767)
Plus:
Accretion of carrying value to redemption value	21,132,322
Common stock subject to possible redemption, December 31, 2021	116,725,000
Plus:
Accretion of carrying value to redemption value	244,634
Common stock subject to possible redemption, September 30, 2022	$116,969,634

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements,” approximates the carrying amounts represented in the condensed consolidated balance sheet, primarily due to its short-term nature.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed consolidated financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. ASC 740-270-25-2 requires that an annual effective tax rate be determined, and such annual effective rate applied to year to date income in interim periods under ASC 740-270-30-5. As of September 30, 2022 and December 31, 2021, the Company’s deferred tax asset had a full valuation allowance recorded against it.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

ASC 740-270-25-2 requires that an annual effective tax rate be determined and such annual effective rate applied to year to date income in interim periods under ASC 740-270-30-5. The Company’s effective tax rate was 11.25% and 0.0% for the three months ended September 30, 2022 and 2021, respectively, and 4.31% and 0.0% for the nine months ended September 30, 2022 and for the period from March 5, 2021 (inception) through September 30, 2021, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three months ended September 30, 2022 and 2021, for the nine months ended September 30, 2022 and for the period from March 5, 2021 (inception) through September 31, 2021 due to the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Loss per Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per common stock is computed by dividing net loss by the weighted average number of common stocks outstanding for the period. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of common stocks share pro rata in the loss of the Company. Accretion associated with the redeemable shares of common stock is excluded from net loss per common stock as the redemption value approximates fair value.

The calculation of diluted loss per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement. The warrants are exercisable to purchase 12,057,000 common stocks in the aggregate. As of September 30, 2022, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stocks and then share in the earnings of the Company. As a result, diluted net loss per common stock is the same as basic net loss per common stock for the periods presented.

The following table reflects the calculation of basic and diluted net loss per common stock (in dollars, except per share amounts):

				For the period from
				March 5, 2021
	Three Months Ended		Nine Months Ended	(Inception) through
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	Common Stock	Common Stock	Common Stock	Common Stock
Basic and diluted net loss per of common stock
Numerator:
Allocation of net loss, as adjusted	$(820,759)	$(180)	$(2,007,578)	$(5,180)
Denominator:
Basic and diluted weighted average shares outstanding, non- redeemable common stock	14,932,000	2,500,000	14,932,000	2,500,000
Basic and diluted net loss per share, non-redeemable common stock	$(0.05)	$(0.00)	$(0.13)	$(0.00)

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on this account, and management believes the Company is not exposed to significant risks on such account.

Warrant Instruments

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. The Company’s has analyzed the Public Warrants and Private Warrants and determined they are considered to be freestanding instruments and do not exhibit any of the characteristics in ASC 480 and therefore are not classified as liabilities under ASC 480. The warrants meet all of the requirements for equity classification under ASC 815 and therefore are classified in equity.

Fair Value Measurement

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Recent Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As a smaller reporting company, ASU 2020-06 is effective January 1, 2024 for fiscal years beginning after December 15, 2023 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows. The Company has not adopted this guidance as of September 30, 2022.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Risks and Uncertainties

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these condensed consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed consolidated financial statements.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of the condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

NOTE 3. PUBLIC OFFERING

In the “Initial Public Offering,” the Company sold 11,500,000 units, which includes a full exercise by the underwriters of their over-allotment option in the amount of 1,500,000 Units, at a purchase price of $10.00 per unit. Each unit consists of one common share and one warrant. Each warrant will entitle the holder to purchase one (1) share of common stock at a price of $11.50 per whole share, subject to adjustment (see Note 7). Each warrant will become exercisable 30 days after the completion of the initial Business Combination or 12 months from the closing of this offering and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased 557,000 units at $10.00 per unit for a total purchase price of $5,570,000 in a private placement. As of November 8, 2021, the Company received $3,680,000 from the proceeds of the Private Placement and recorded $1,890,000 in subscription receivable. The Sponsor paid the subscription in full on November 12, 2021. The private placement units are identical to the units sold in the Initial Public Offering. There will be no underwriting fees or commissions with respect to the private placement units. The proceeds from the private placement were added to the proceeds of Initial Public Offering and placed in a Trust Account in the United States maintained by Continental Stock Transfer & Trust Company, as trustee. If the Company does not complete its initial business combination within 12 months, the Sponsor will waive any and all rights and claims to any proceeds and interest thereon in respect to the private placement units and the proceeds from the sale of the private placement units will be included in the liquidating distribution to the holders of the Company’s public shares.

The Sponsor, advisors, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Combination Period or (B) with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the prescribed time frame; and (iv) vote any founder shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On June 7, 2021, the Sponsor, along with certain of the Company’s directors, officers and advisors purchased 4,312,500 shares for an aggregate purchase price of $25,000. In October 2021, the Sponsor, officers and certain advisors forfeited an aggregate of 1,437,500 shares of common stock, resulting in 2,875,000 founder shares outstanding. Such shares are referred to herein as “founder shares” or “insider shares.”

Sponsor Note Payable

On June 7, 2021, the Sponsor agreed to loan the Company up to $625,000 to be used for a portion of the expenses of the Initial Public Offering. These notes were non-interest bearing and any outstanding balance on the notes was due immediately following the Company’s Initial Public Offering. There were $602,720 amounts borrowed under the Notes. The Notes were repaid on November 12, 2021. Borrowing under this note is no longer available.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Advance from Related Party

As of November 8, 2021, the Sponsor paid $402,936 for expenses on behalf of the Company. The advance was repaid on November 12, 2021.

On November 12, 2021, the Company advanced an additional $43,900 which remains payable as of September 30, 2022 and December 31, 2021.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would be repaid upon consummation of a Business Combination, without interest. As of September 30, 2022 and December 31, 2021, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

The Company agreed, commencing on November 3, 2021, to pay an affiliate of the Sponsor a total of $10,000 per month for office space and secretarial, administrative, and other services. The monthly fees will cease upon completion of an initial business combination or liquidation. For the three months and nine months ended September 30, 2022, the Company incurred $30,000 and $90,000, respectively, of which $10,000 is included in accrued expenses in the accompanying condensed consolidated balance sheet as of September 30, 2022. For the three months ended September 30, 2021 and for the period from March 5, 2021 (Inception) through September 30, 2021, the Company did not incur any fees for these services.

The Company will reimburse its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on the Company’s behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by the Company; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the Trust Account and the interest income earned on the amounts held in the Trust Account, such expenses would not be reimbursed by the Company unless the Company consummates an initial business combination. The audit committee will review and approve all reimbursements and payments made to any initial stockholder or member of the management team, or the Company’s or their respective affiliates, and any reimbursements and payments made to members of the audit committee will be reviewed and approved by the Board of Directors, with any interested director abstaining from such review and approval.

No compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, will be paid to any of the initial stockholders, officers or directors who owned the shares of common stock prior to this offering, or to any of their respective affiliates, prior to or with respect to the business combination (regardless of the type of transaction that it is).

All ongoing and future transactions between the Company and any of its officers and directors or their respective affiliates will be on terms believed by the Company to be no less favorable to the Company than are available from unaffiliated third parties. Such transactions, including the payment of any compensation, will require prior approval by a majority of the Company’s uninterested “independent” directors (to the extent the Company has any) or the members of the board who do not have an interest in the transaction, in either case who had access, at the Company’s expense, to the Company’s attorneys or independent legal counsel. The Company will not enter into any such transaction unless the Company’s disinterested “independent” directors (or, if there are no “independent” directors, the Company’s disinterested directors) determine that the terms of such transaction are no less favorable to the Company than those that would be available to the Company with respect to such a transaction from unaffiliated third parties.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration and Stockholders’ Rights

Pursuant to a registration rights agreement entered into on November 3, 2021, the holders of the (i) founder shares, which were issued in a private placement prior to the closing of the Initial Public Offering and (ii) private placement units (including all underlying securities), issued in a private placement simultaneously with the closing of the Initial Public Offering have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement. These holders are entitled to make up to two demands that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.

Underwriters Agreement

The Representative is entitled to a deferred underwriting commission of 3.8% of the gross proceeds of the Initial Public Offering held in the Trust Account upon the completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.

The Company executed a Securities Purchase Agreement (the “Series B Securities Purchase Agreement”) dated November 3, 2022 with A.G.P. whereby A.G.P. subscribed for and will purchase, and DHAC will issue and sell, at the closing of the Business Combination, 4,370 shares of Series B Preferred Stock (“Series B Shares”) convertible into shares of DHAC common stock. The purchase price for the Series B Shares will be paid by conversion of A.G.P.’s $4,370,000 deferred underwriting fee into such Series B Shares. The Certificate of Designation of the Series B Preferred Stock establishes the terms and conditions of the Series B Preferred Stock.

The Business Combination Agreement

On June 15, 2022, Digital Health Acquisition Corp (“DHAC”) entered into the Business Combination Agreement, with Merger Sub I, Merger Sub II, VSee and iDoc. On August 9, 2022, DHAC, Merger Sub I, Merger Sub II, VSee and iDoc entered into the First Amended and Restated Business Combination Agreement to provide for the concurrent execution of financing documents for a PIPE consisting of convertible notes and warrants and delivery of the Cassel Salpeter’s opinion to the Board. On October 6, 2022, DHAC, Merger Sub I, Merger Sub II, VSee and iDoc entered into the Business Combination Agreement to make the consideration payable to VSee and iDoc stockholders 100% DHAC common stock and to provide for the concurrent execution of the PIPE Financing documents providing for the issuance of the PIPE Shares and the PIPE Warrants. Pursuant to the terms of the Business Combination Agreement, a business combination by and among DHAC, VSee and iDoc will be effected through the merger of Merger Sub I with and into VSee, with VSee surviving the Merger as a wholly owned subsidiary of DHAC and the merger of Merger Sub II with and into iDoc, with iDoc surviving the Merger as a wholly owned subsidiary of DHAC. The Board of Directors of DHAC (the “Board”) has (i) approved and declared advisable the Business Combination Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Business Combination Agreement and related matters by the stockholders of DHAC.

The Merger Consideration

The Business Combination combined equity value of VSee and iDoc at $110 million. At the Closing, each of VSee and iDoc will convert each share of VSee and iDoc capital stock (excluding shares of the holders who perfect rights of appraisal under Delaware or Texas law, as the case may be) into the right to receive the applicable merger consideration as further described below.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

VSee Merger Consideration

The aggregate merger consideration that the holders of VSee Stock as of the Effective Time are entitled to receive in the Business Combination, referred to as the “VSee Closing Consideration,” is an amount equal to (1) $60,500,000, minus (2) an amount equal to the Effective Time Option Grants multiplied by $10, minus (3) the aggregate amount of VSee’s transaction expenses. “Effective Time Option Grants” refers to the stock options with an exercise price of $10 per share pursuant to the Incentive Plan to the individuals, in the amounts, and on the terms set forth on Exhibit E to the Business Combination Agreement. 100% of the VSee Closing Consideration will be paid in shares of Company Common Stock in accordance with the terms of the Business Combination Agreement and subject to deductions for the VSee Indemnity Escrow Amount as described below. The “VSee Per Share Consideration” refers to a number of shares of Common Stock equal to (a) (1) the VSee Closing Consideration, divided by (2) the total number of VSee Outstanding Shares, divided by (b) 10. “VSee Outstanding Shares” refers to the total number of shares of VSee Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to VSee Common Stock basis, and including, without limitation or duplication, the number of shares of VSee Common Stock issuable upon conversion of the VSee Preferred Stock.

“Aggregate Transaction Proceeds” refers to an amount equal to the sum of (i) the aggregate cash proceeds available for release from the Trust Account in connection with the transactions contemplated hereby (after, for the avoidance of doubt, giving effect to all of the redemptions of the Public Shares) and (ii) the Aggregate Closing PIPE Proceeds.

iDoc Merger Consideration

The aggregate merger consideration that the holders of iDoc Stock as of the Effective Time are entitled to receive in the Business Combination, referred to as the “iDoc Closing Consideration,” is an amount equal to (1) $49,500,000, minus (2) the aggregate amount of iDoc’s transaction expenses. 100% of the iDoc Closing Consideration will be paid in shares of Company Common Stock in accordance with the terms of the Business Combination Agreement and subject to deductions for the iDoc Indemnity Escrow Amount as described below. The “iDoc Per Share Consideration” refers to a number of shares of Common Stock equal to (a) (1) the iDoc Closing Consideration, divided by (2) the total number of iDoc Outstanding Shares, divided by (b) 10. “iDoc Outstanding Shares” refers to the total number of shares of iDoc Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to iDoc Common Stock basis.

VSee Health, Inc. Incentive Plan

DHAC has agreed to approve and adopt the VSee Health, Inc. 2022 Equity Incentive Plan (the “Incentive Plan”) to be effective as of one day prior to the closing Business Combination and in a form mutually acceptable to DHAC, VSee and iDoc. The Incentive Plan shall provide for an initial aggregate share reserve equal to 15% of the number of shares of DHAC Common Stock outstanding following the closing after giving effect to the Business Combination, including without limitation, the PIPE Financing. Subject to approval of the Incentive Plan by DHAC’s Stockholders, DHAC has agreed to file a Form S-8 Registration Statement with the SEC following the Effective Time with respect to the shares of DHAC Common Stock issuable under the Incentive Plan.

Conditions to Closing

The obligations of DHAC, VSee and iDoc to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of DHAC’s shareholders, (iii) the approval of VSee’s stockholders, (iv) the approval of iDoc’s stockholders and (v) after giving effect to the transactions contemplated by the Business Combination Agreement, including the PIPE Financing, DHAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) immediately after the Effective Time and (vi) the delivery of applicable closing deliverables.

In addition, the obligations of VSee and iDoc to consummate the Business Combination are subject to the fulfillment of other closing conditions, including, but not limited to, (i) the approval by the Nasdaq Capital Market of DHAC’s listing application in connection with the Business Combination and (ii) the DHAC board of directors consisting of the number of directors, and comprising the individuals, as contemplated by the Business Combination Agreement

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

PIPE Securities Purchase Agreement

In connection with the execution of the Business Combination Agreement, DHAC executed an Amended and Restated Securities Purchase Agreement (the “PIPE Securities Purchase Agreement”) dated October 6, 2022 with certain PIPE Investors whereby the PIPE Investors subscribed for and will purchase, and DHAC will issue and sell, (i) 8,000 shares of Series A Preferred Stock (“PIPE Shares”) convertible into shares of DHAC common stock and (ii) warrants (“Warrants”) exercisable for 424,000 shares of DHAC Common Stock (such transactions, the “PIPE Financing”) for aggregate proceeds of at least $8,000,000 (the “Aggregate Closing PIPE Proceeds”). The Aggregate Closing PIPE Proceeds will be a part of the aggregate cash proceeds available for release to DHAC, Merger Sub I, and Merger Sub II in connection with the transactions contemplated by the Business Combination Agreement. The PIPE Warrants are exercisable into shares of DHAC Common Stock at a price of $12.50 per share and expire 5 years from the date of issuance. The PIPE Shares are convertible into shares of DHAC Common Stock at a price of $10.00 per share, subject to certain adjustments. The Certificate of Designation of the Series A Preferred Stock establishes the terms and conditions of the Series A Preferred Stock. For more information, see “Description of the Combined Company’s Securities — Series A Preferred Stock” and “Description of the Combined Company’s Securities — PIPE Warrants.”

The PIPE Securities Purchase Agreement also provides that at any time after the date of the PIPE Securities Purchase Agreement and including (x) with respect to the PIPE Investors’ right to purchase Additional Offering Securities further to an Additional Offering (as each term is defined below) the earlier to occur of (I) the first anniversary of the date of the PIPE Securities Purchase Agreement and (II) the date of the consummation of one or more Subsequent Placements (as defined in the PIPE Securities Purchase Agreement) with the PIPE Investors on terms identical to the PIPE Securities Purchase Agreement and the other PIPE Financing documents in all material respects with an aggregate purchase price of at least $10 million (the “Additional Offering”, and the securities thereof, the “Additional Offering Securities”) and (y) with respect to Buyer’s right to participate in a Subsequent Placement other than an Additional Offering the earlier to occur of (I) the initial date after the Closing that no PIPE Shares remain outstanding, and the date of the consummation of a Subsequent Placement by the Company with gross proceeds, paid in cash, of at least $5,000,000, in either case, neither the Company nor any of its subsidiaries shall, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with the PIPE Investors’ participation right described herein and set forth in the PIPE Securities Purchase Agreement. With respect to (i) Additional Offerings, DHAC is required to offer 100% of the Additional Offering Securities to the PIPE Investors; and (ii) Subsequent Placements, DHAC is required to offer 25% of the Offered Securities to the PIPE Investors.

PIPE Registration Rights Agreement

In connection with the closing of the transactions contemplated by the PIPE Securities Purchase Agreement, DHAC and the PIPE Investors will enter into the registration rights agreement (the “PIPE Registration Rights Agreement”). The PIPE Registration Rights Agreement provides the PIPE Investors with customary registration rights with respect to the shares of Common Stock underlying the PIPE Shares and PIPE Warrants issued to the PIPE Investors. Pursuant to the Registration Rights Agreement, DHAC will agree to (i) file a registration statement with the SEC for the registration and resale of a number of shares of DHAC Common Stock at least equal to 200% of the sum of the number of shares of DHAC Common Stock issuable upon conversion of the PIPE Shares and upon exercise of the PIPE Warrants (collectively, the “Registrable Securities”) within 30 days after the closing of the PIPE Securities Purchase Agreement; (ii) to use DHAC’s best efforts to have such registration statement to be declared effective as soon as practicable after the filing thereof, but no later than earlier of (a) the 90th calendar day (or 120th calendar day if the SEC notifies the Company that it will “review” the registration statement) and (b) the 2nd business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review and (iii) to use DHAC’s best efforts to maintain the effectiveness of such registration statement with respect to the Registrable Securities at all times until the date all of the securities covered hereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

PIPE Lock-Up Agreement

Pursuant to the PIPE Securities Purchase Agreement, certain of DHAC’s stockholders will enter into a lock-up agreement (the “PIPE Lock-Up Agreement”) with DHAC. Pursuant to the PIPE Lock-Up Agreement, such stockholders will not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of DHAC Common Stock or Convertible Securities (as defined in the PIPE Securities Purchase Agreement), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to any shares of Common Stock or Convertible Securities owned directly by the PIPE Investors (including holding as a custodian) or with respect to which each PIPE Investor has beneficial ownership within the rules and regulations of the Securities and Exchange Commission (collectively, the “PIPE Investor Shares”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the PIPE Investor Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of DHAC Common Stock or other securities, in cash or otherwise, or (iii) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of DHAC Common Stock or Convertible Securities or (iv) publicly disclose the intention to do any of the foregoing.

Under the PIPE Lock-Up Agreement, the PIPE Lock-Up Period means the period beginning on the date of the Lock-Up Agreement and ending on the earliest of (i) eight months after the Closing Date, or (ii) on the trading day after DHAC’s Common Stock exceeds $12.50 (as adjusted for any stock splits, stock dividends, stock combinations recapitalizations and similar events) for a period of twenty consecutive trading days after the Closing Date.

Bridge Securities Purchase Agreement

On October 6, 2022, in connection with the execution of the Business Combination Agreement, DHAC, VSee and iDoc entered into a securities purchase agreement with an accredited investor, who is also an investor in our Sponsor, pursuant to which DHAC, VSee and iDoc each issued and sold to such investor 10% original issue discount senior secured promissory notes due October 5, 2023 in the aggregate principal amount of $2,222,222 (the “Bridge Notes”). The Bridge Notes will be assumed by DHAC in connection with the closing of the Business Combination. The Bridge Notes bear guaranteed interest at a rate of 10.00% per annum and are convertible into shares of DHAC common stock under certain conditions described below. In connection with the purchase of the Bridge Notes, DHAC issued the investor (i) 173,913 warrants, each representing the right to purchase one share of DHAC common stock at an initial exercise price of $11.50, subject to certain adjustments (the “Bridge Warrants”) and (ii) 30,000 shares of DHAC common stock as additional consideration for the purchase of the Bridge Notes and Bridge Warrants. If the PIPE Financing closes in connection with the closing of the Business Combination, 110% of all unpaid principal under the Bridge Notes and guaranteed interest of 10% are due and payable at the closing of the PIPE Financing.

Legal Claims

On September 26, 2022, the Company was notified of a lawsuit filed against the Company. The plaintiff claims a breach in the employment agreement signed with iDoc and VSee that was to become DHAC’s obligation at the closing of the business combination. The plaintiff filed a demand for unpaid wages and the 10,000 vested incentive stock options. There is no way to currently estimate the outcome of this claim however the Company will work towards settling the claims and no material consequence is anticipated.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

NOTE 7. STOCKHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue 50,000,000 of common shares with a par value of $0.0001 per share. On June 7, 2021, the Sponsor, along with certain of the Company’s directors, officers and advisors purchased 4,312,500 shares for an aggregate purchase price of $25,000. In October 2021, the Sponsor, officers and certain advisors forfeited an aggregate of 1,437,500 shares of common stock, resulting in 2,875,000 founder shares outstanding. At the closing of the Initial Public Offering, 557,000 shares were issued as part of the Private Placement sale. As of September 30, 2022 and December 31, 2021, there were 3,432,000 common shares issued and outstanding, excluding 11,500,000 shares subject to redemption which were classified outside of permanent equity on the condensed consolidated balance sheets.

The holders of record of the Company’s common stock are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve the Company’s initial business combination, the initial stockholders, insiders, officers and directors, have agreed to vote their respective shares of common stock owned by them immediately prior to this offering, including both the insider shares and any shares acquired in this offering or following this offering in the open market, in favor of the proposed business combination.

The Company will consummate its initial business combination only if it has net tangible assets of at least $5,000,001 and a majority of the outstanding shares of common stock voted are voted in favor of the business combination.

Pursuant to the amended and restated certificate of incorporation, if the Company does not consummate its initial business combination within 12 months from the closing of this offering, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Company’s insiders have agreed to waive their rights to share in any distribution with respect to their insider shares.

The stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock, except that public stockholders have the right to sell their shares to the Company in any tender offer or have their shares of common stock converted to cash equal to their pro rata share of the Trust Account if they vote on the proposed business combination and the business combination is completed.

If the Company holds a stockholder vote to amend any provisions of the certificate of incorporation relating to stockholders’ rights or pre-business combination activity (including the substance or timing within which it has to complete a business combination), it will provide its public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes, divided by the number of then outstanding public shares, in connection with any such vote. In either of such events, converting stockholders would be paid their pro rata portion of the Trust Account promptly following consummation of the business combination or the approval of the amendment to the certificate of incorporation. If the business combination is not consummated or the amendment is not approved, stockholders will not be paid such amounts.

NOTE 8. WARRANTS

There are 12,057,000 warrants issued and outstanding as of September 30, 2022 and December 31, 2021. Each warrant entitles the registered holder to purchase one (1) share of common stock at a price of $11.50 per whole share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of an initial business combination or 12 months from the closing of the Initial Public Offering.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

However, no warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within a specified period following the consummation of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of the completion of an initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Private Placement Warrants is identical to the warrants underlying the units in the Initial Public Offering. The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant,

●	at any time after the warrants become exercisable;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;
●	if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and
●	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company call the warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or to make any other change that does not adversely affect the interests of the registered holders. For any other change, the warrant agreement requires the approval by the holders of at least a majority of the then outstanding public warrants if such amendment is undertaken prior to or in connection with the consummation of a business combination or at least a majority of the then outstanding warrants if the amendment is undertaken after the consummation of a business combination.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

If (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial business combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the board of directors, and in the case of any such issuance to the Company’s Sponsor, initial stockholders or their affiliates, without taking into account any founders’ shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issue the additional shares of common stock or equity-linked securities and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the Market Value. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to the Company, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of common stock outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

NOTE 9. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320, “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity U.S. Treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

DIGITAL HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

At September 30, 2022, assets held in the Trust Account were comprised of $117,197,128 in money market funds. During the three months ended September 30, 2022, the Company did not withdraw any interest income from the Trust Account.

At December 31, 2021, assets held in the Trust Account were comprised of $959 in cash and $116,726,019 in U.S. Treasury securities. During the period ended December 31, 2021, the Company did not withdraw any interest income from the Trust Account.

The following table present information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2022 and December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. The gross holding gains and fair value of held-to-maturity securities at September 30, 2022 and December 31, 2021 are as follows:

				Gross
			Amortized	Holding	Fair
	Trading Securities	Level	Cost	Loss	Value
September 30, 2022	Money Market Funds	1	$ n/a	$ n/a	$117,197,128

				Gross
			Amortized	Holding	Fair
	Held-To-Maturity	Level	Cost	Loss	Value
December 31, 2021	U.S. Treasury Securities (Matured on 3/17/2022)	1	$116,726,019	$(3,097)	$116,722,922

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. There were no transfers to or from the various Levels during the three and nine months ended September 30, 2022.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the condensed consolidated balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Based upon this review, expect as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

As described in Note 6 Commitments, on October 6, 2022 the Company amended the Business Combination agreement and entered into various supporting agreements as described in Note 6.

On October 20, 2022, stockholders of DHAC approved a proposal to amend DHAC’s amended and restated certificate of incorporation to (a) extend the date by which DHAC has to consummate a business combination (the “Extension”) for an additional three (3) months, from November 8, 2022 to February 8, 2023, (b) provide DHAC’s board of directors the ability to further extend the date by which DHAC has to consummate a business combination up to three (3) additional times for three (3) months each time, for a maximum of nine (9) additional months if Digital Health Sponsor, LLC, our “sponsor”, pays an amount equal to $350,000 for each three-month extension (the “Extension Fee”), which amount shall be deposited in the trust account of the company; provided, that if as of the time of an extension DHAC has filed a Form S-4 registration statement in connection with its initial business combination, then no Extension Fee would be required in connection with such extension, and (c) allow for DHAC to provide redemption rights to DHAC’s public stockholders in accordance with the requirements of the amended and restated certificate of incorporation without complying with the tender offer rules. The Sponsor has agreed to loan DHAC said $350,000. In connection with such stockholder vote, an aggregate of 10,805,877 shares of DHAC’s common stock were redeemed leaving 4,156,123 shares issued and outstanding and entitled to vote as of October 20, 2022. As of October 26, 2022 the $350,000 have been deposited into trust.

VSee Lab, Inc.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended

December 31, 2021 and 2020

VSEE LAB, INC.

FOR THE YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

and Stockholders of VSee Lab, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VSee Lab, Inc. (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue

As described in Note 2 to the Company’s consolidated financial statements, the Company recognizes revenue upon transfer of control of promised products and/or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products.

We identified the Company’s revenue recognition as a critical audit matter. The principal considerations for our determination of this critical audit matter related to the high degree of subjectivity in the Company’s judgments in determining the qualitative factors. Auditing these judgments and assumptions by the Company involves auditor judgment due to the nature and extent of audit evidence and effort required to address these matters.

The primary procedures we performed to address the critical audit matter included the following:

●	We selected a sample of customer agreements and performed the following procedures:

●	Obtained and any applicable sales contracts for each selection.
●	Tested management’s identification and treatment of contract terms, including any deferred revenue associated with the transaction.
●	Assessed the terms in the customer agreement and evaluated the appropriateness of management’s application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions.
●	We evaluated the relevance and the reasonableness of assumptions related to the evaluation of the allowance for doubtful accounts, current economic conditions, and other risk factors used in development of the qualitative factors by comparing these data points to audit evidence gathered.

We have served as the Company’s auditor since 2022.

PCAOB Firm ID# 3289

Tampa, Florida
May 24, 2022

VSEE LAB, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$346,440	$775,242
Accounts receivable	286,094	659,040
Prepaids and other current assets	145,220	43,279
Total current assets	777,754	1,477,561
Deferred tax asset	1,158,463	1,249,038
Total assets	$1,936,217	$2,726,599
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$202,450	$311,236
Deferred revenue	810,046	1,667,795
Loan payable	—	133,078
Total liabilities	1,012,496	2,112,109
Commitments and contingencies (Note 6)
Stockholders’ equity
Preferred stock, $0.0001 par value, 1,701,715 shares authorized;
Series A: 371,715 shares authorized, issued and outstanding	37	37
Series A-1: 1,330,000 shares authorized, and 1,228,492 issued and outstanding	123	123
Common stock, $0.0001 par value; 13,000,000 shares authorized 9,998,446 and 9,848,446 shares issued and outstanding at December 31, 2021 and 2020, respectively	1,000	985
Additional paid in capital	6,026,457	5,995,472
Accumulated deficit	(5,103,896)	(5,382,127)
Total stockholders’ equity	923,721	614,490
Total liabilities and stockholders’ equity	$1,936,217	$2,726,599

The accompanying notes are an integral part of these consolidated financial statements.

VSEE LAB, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	For the years ended December 31,
	2021	2020

Revenues	$7,337,371	$6,804,902
Cost of goods sold	1,413,477	1,340,498
Gross margin	5,923,894	5,464,404
Operating expenses
Compensation and related benefits	4,891,370	4,176,530
General and administrative	780,244	883,376
Total operating expenses	5,671,614	5,059,906
Net operating income	252,280	404,498
Other income (expenses):
Gain on forgiveness of debt	133,078	—
Interest expense	—	(45,032)
Interest income	986	4
Total other income	134,064	(45,028)
Income before income taxes	386,344	359,470
Income tax expense	108,113	100,593
Net income	$278,231	$258,877
Basic and diluted income per share	$0.03	$0.03
Weighted average number of shares outstanding, basic and diluted income	9,945,946	9,848,446

The accompanying notes are an integral part of these consolidated financial statements.

VSEE LAB, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Series A Preferred Stock		Series A-1 Preferred Stock		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2019	371,715	$37	1,228,492	$123	9,848,446	$985	$5,995,472	$(5,641,004)	$355,613
Net income	—	—	—	—	—	—	—	258,877	258,877
Balance, December 31, 2020	371,715	37	1,228,492	123	9,848,446	985	5,995,472	(5,382,127)	$614,490
Sale of common stock	—	—	—	—	150,000	15	30,985	—	31,000
Net income	—	—	—	—	—	—	—	278,231	278,231
Balance, December 31, 2021	371,715	$37	1,228,492	$123	9,998,446	$1,000	$6,026,457	$(5,103,896)	$923,721

The accompanying notes are an integral part of these consolidated financial statements.

VSEE LAB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2021	2020
Net income	$278,231	$258,877
Adjustments to reconcile net income to net
cash used by operating activities:
Gain on forgiveness of debt	(133,078)	—
Changes in working capital requirements:
Accounts receivable	372,946	(604,057)
Prepaids and other current assets	(101,941)	(25,013)
Deferred tax asset	90,575	82,623
Accounts payable and accrued liabilities	(108,786)	(69,605)
Deferred revenue	(857,749)	1,146,292
Net cash (used in) from operating activities	(459,802)	789,117
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	31,000	—
Proceeds from loan payable	—	133,078
Repayment on related party debt	—	(216,750)
Net cash from (used in) financing activities	31,000	(83,672)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(428,802)	705,445
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	775,242	69,797
CASH AND CASH EQUIVALENTS, END OF PERIOD	$346,440	$775,242
Supplemental disclosure of cash flow information
Cash paid for interest expense	$—	$45,032
Cash paid for income taxes	$17,970	$—

The accompanying notes are an integral part of these consolidated financial statements.

VSEE LAB, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1Organization and Description of Business

VSee Lab, Inc. was incorporated on December 23, 2010 under the laws of the State of Delaware. This American Doc, Inc., a wholly owned subsidiary, was incorporated on December 27, 2016, in the State of Delaware. VSee Lab, Inc. and Subsidiaries (collectively, the “Company”, “VSee”) is one of the leading providers of virtual healthcare platform services with a focus on high quality, lower costs, and improved outcomes around the world with its integrated platform. The Company is committed to creating a telemedicine experience that’s as simple and accessible as shopping online by providing an advanced, no code, low code telemedicine platform to integrate seamlessly across channels, other existing platforms, and healthcare devices for any virtual care delivery model. The Company is a healthcare services technology company that is responding to the need for rapid, effective system integration within healthcare. The Company operates as a single operating and reportable segment.

Note 2Summary of significant accounting policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company’s fiscal year ends on December 31. Unless otherwise noted, all references to a particular year shall mean the Company’s fiscal year. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these consolidated financial statements have been included. The results and trends in these consolidated financial statements for the years ended December 31, 2021 and 2020 may not be representative of these for any future periods.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated. The consolidated financial statements and related disclosures, presented in U.S. dollars, have been prepared using the accrual basis of accounting in accordance with U.S GAAP and pursuant to the rules and regulations of the SEC.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts stated in the consolidated financial statements and accompanying notes. These judgments, estimates, and assumptions are used for, but not limited to, the determination of revenue recognition, the valuation of the Company’s common stock, allowance for doubtful accounts, and income taxes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and best estimates and judgments routinely require adjustment. Actual results could differ from those estimates.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. The Company’s federal tax return and any state tax returns are not currently under examination.

The Company has adopted Accounting Standards Codification (“ASC”) 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). ASC 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services.

The Company determines revenue recognition in accordance with ASC 606, through the following five steps:

1) Identify the contract with a customer

The Company considers the terms and conditions of its contracts and the Company’s customary business practices in identifying its contracts under ASC 606. The Company determines it has a contract with a customer when the contract has been approved by both parties, it can identify each party’s rights regarding the services to be transferred and the payment terms for the services, it has determined the customer to have the ability and intent to pay, and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history or, in the case of a new customer, credit and financial information pertaining to the customer.

Contractual terms for subscription services are typically 12 months. Contracts are cancellable with a 30-day notice period and customers are billed in annual, quarterly, or monthly installments in advance of the service period of the subscription. The Company is not required to refund any prorated prepayment fees invoiced to cover services that were provided.

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. The Company’s contracts typically contain cancellation clauses with advance notice, therefore, the Company does not believe that they have any material outstanding commitments for future revenues beyond one year from the end of a reporting period.

The Company treats each subscription to a specific module as a distinct performance obligation because each module is capable of being distinct as the customer can benefit from the subscription to each module on its own and each subscription can be sold standalone. Furthermore, the subscriptions to individual modules are distinct in the context of the contract as (1) the Company is not integrating the services with other services promised in the contract into a bundle of services that represent a combined output, (2) the subscriptions to specific modules do not significantly modify or customize the subscription to another module, and (3) the specific modules are not highly interdependent or highly interrelated. The subscription to each module is treated as a series of distinct performance obligations because it is distinct and substantially the same, satisfied over time, and has the same measure of progress.

3) Determine the transaction price

The transaction price is determined based on the consideration the Company expects to be entitled to in exchange for transferring services to the customer. Under the contracts, the clients pay a fixed rate per user per subscription service. Prior to the start of a contract, clients generally make upfront nonrefundable payments to the Company when contracting for implementation services.

The contract pricing is fixed and stated in the arrangements based on the work to be performed by the Company and represent the amount the Company is entitled to for delivering such goods and services. The quoted fees per promise and performance obligation are based on the most likely amount method for what the Company expects to collect.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price (“SSP”). The determination of a SSP for each distinct performance obligation requires judgment. The Company believes the quoted transaction prices in the customer contracts represent the stand alone selling prices for each of the separate performance obligations that are distinct and priced separately within the contract.

5) Recognize revenue when or as the Company satisfies a performance obligation

Revenue is recognized when or as control of the promised goods or service is transferred to the customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Subscriptions represent a series of distinct goods or services because the performance obligations are satisfied over time as customers simultaneously receive and consume the benefits related to the services as the Company performs. In the case of module specific subscriptions, a consistent level of service is provided during each monthly period of subscription to the Company’s platform. The Company commences revenue recognition when the customer is provided with platform subscription for the initial monthly period and revenue is recognized over time as a consistent level of subscription service during the subsequent period is delivered. The Company’s obligation for its integrated subscriptions is to stand-ready throughout the subscription period; therefore, the Company considers an output method of time to measure progress towards satisfaction of its obligations with revenue commencing upon the beginning of the subscription period.

Upfront nonrefundable fees do not result in the transfer of a promised good or service to the client, therefore, the Company defers this revenue and recognizes it over the subscription period of the customer contract. Deferred revenue consists of the unamortized balance of nonrefundable upfront fees which are classified as current and non-current based on the timing of when the Company expects to recognize revenue.

Cost of Revenue

Cost of revenue consists primarily of expenses related to cloud hosting, personnel-related expenses for the Company’s customer success team, costs for third-party software services and contractors, and other services used in connection with delivery and support of the Company’s platform subscription services.

Net Income (Loss) Per Common Share

The Company computes income (loss) per common share, in accordance with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. No potential dilutive common shares are included in the computation of any diluted per share amount when a loss is reported.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents. The Company maintains its cash balances with commercial banks in non-interest-bearing accounts, which do not exceed the FDIC insured limits. Cash and cash equivalents include cash held in checking and savings accounts. The carrying amount of its cash equivalents approximates their fair value due to the short maturities of these instruments.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Fair Value of Financial Instruments

ASC subtopic 825-10, Financial Instruments (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Group are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

COVID-19 Disclosure

The 2021 and 2020 operations reflect the impact of COVID-19 throughout the periods. Restrictions continued to impact the Company’s global operations, with key sales channels remaining in varied states of impact and recovery. During the pandemic, non e-commerce sales channels experienced varying levels of disruption. COVID-19 also caused a shortage of certain raw materials, prolonged logistics and delayed progress on the Company’s fund raising.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses (“CECL”) to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning January 1, 2021, and the adoption did not have a material on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, to simplify how entities assess goodwill for impairment by eliminating Step 2 from the goodwill impairment test. As amended, the goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. This guidance is effective for the Company beginning January 1, 2021 and did not have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, that simplifies the accounting for income taxes by removing certain exceptions to the general principles in such areas as intraperiod tax allocation, year-to-date losses in interim periods, and deferred tax liabilities related to outside basis differences. Amendments also include simplifications in other areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements, and interim recognition of enactment of tax laws or rate changes. This guidance is effective for the Company beginning January 1, 2021 and did not have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“AUS 2020-06”). ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP.

Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective January 1, 2024, for the Company. Early adoption is permitted, but no earlier than January 1, 2021, including interim periods within that year. Management is currently evaluating the effect of the adoption of ASU 2020-06 on the financial statements, but currently does not believe ASU 2020-06 will have a significant impact on the Company’s consolidated financial statements.

Note 3Equity

Preferred Stock

The Company has two outstanding series of redeemable preferred stock. The Company has 1,701,715 shares of preferred stock authorized with a par value of $0.0001. The Company has allocated 371,715 shares for Series A Preferred, and 1,330,000 shares for Series A-1 Preferred.

Series A Preferred Stock

The Series A Preferred has the following rights and privileges:

Voting — Series A preferred stockholders are permitted to vote with the same voting rights as Common Stockholders in any actions to be taken by the stockholders of the Corporation, including any action with respect to the election of directors to the Board of Directors of the Corporation.

Dividend — Series A Preferred Stockholders shall be entitled to receive non-cumulative dividends when and if declared at the annual rate of $0.0484 per share for Series A Preferred stock, payable quarterly. Dividends are prior and in preference to any declaration or payment of any dividend to the common stockholders of the Company.

Liquidation — In the event of any liquidation, dissolution or winding-up of the Company, the Series A preferred stockholders are entitled to distributions equal to their initial purchase price per share plus accrued and unpaid dividends (all amounts are prior and in preference to any distribution of any assets to the holders of the other series of preferred stock and common stock).

Conversion —Series A preferred stock is convertible into common stock at the option of the holder, except for mandatory conversion upon the earlier of an initial public offering or the date specified by written consent or agreement with majority stockholders. Upon conversion, all shares of Series A Preferred Stock would be converted automatically into a number of shares of common stock as determined by multiplying the number of shares of Series A Preferred Stock to be so converted by the Series A Original Issue Price and dividing the result by the applicable conversion price per share.

Series A-1 Preferred Stock

The Series A-1 Preferred has the following rights and privileges:

Voting — Series A-1 preferred stockholders are permitted to vote with the same voting rights as Common Stockholders in any actions to be taken by the stockholders of the Corporation, including any action with respect to the election of directors to the Board of Directors of the Corporation.

Dividend — Series A Preferred stockholders shall be entitled to receive non-cumulative dividends if and when declared at the annual rate of $0.239 per share for Series A-1 Preferred stock, payable quarterly. Dividends are prior and in preference to any declaration or payment of any dividend to the common stockholders of the Company.

Liquidation — In the event of any liquidation, dissolution or winding-up of the Company, the Series A-1 preferred stockholders are entitled to distributions equal to their initial purchase price per share plus accrued and unpaid dividends (all amounts are prior and in preference to any distribution of any assets to the holders of the other series of preferred stock and common stock).

Conversion — Series A-1 preferred stock is convertible into common stock at the option of the holder, except for mandatory conversion upon the earlier of an initial public offering or the date specified by written consent or agreement of the majority stockholders. Upon conversion, all shares of Series A-1 Preferred Stock would be converted automatically into a number of shares of common stock as determined by multiplying the number of shares of Series A-1 Preferred Stock to be so converted by the Series A-1 Original Issue Price and dividing the result by the applicable conversion price per share.

Note 4	Related party

During the year ended December 31, 2020, the Company made loan repayments of $216,750 and interest payments of $45,032 to the CEO and family for advanced cash and paid bills on behalf of the Company. No repayments were made during the year ended December 31, 2021. The Company had no related party balance as of December 31, 2021 and 2020.

Note 5	Loan payable

On May 12th, 2020, the Company received a Paycheck Protection Program loan from the Small Business Administration in the amount of $133,078. The loan was forgiven during the year ended December 31, 2021.

Note 6	Commitments contingencies and concentration risk

Contingencies

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450, Contingencies. Litigation and contingency accruals are based on the Company’s assessment, including advice of legal counsel, regarding the expected outcome of litigation or other dispute resolution proceedings.

If the Company determines that an unfavorable outcome is probable and can be reasonably assessed, it establishes the necessary accruals. As of December 31, 2021 and 2020, the Company is not aware of any contingent liabilities that should be reflected in the consolidated financial statements.

Indemnities

The Company generally indemnifies its customers for the services it provides under its contracts, as well as other specified liabilities, which may subject the Company to indemnity claims, liabilities, and related litigation. As of December 31, 2021 and 2020, the Company was not aware of any material asserted or unasserted claims in connection with these indemnity obligations.

Major Customer Concentration

The Company has three customers whose accounts receivable represented 73% of the Company’s total accounts receivable and whose accounts receivable in aggregate accounted for approximately 3% of the Company’s total revenue for the year ended December 31, 2021. The Company has five customers whose accounts receivable represented 91% of the Company’s total accounts receivable and whose accounts receivable in aggregate accounted for approximately 9% of the Company’s total revenue as of December 31, 2020.

The Company has one customer whose revenue individually represented 10% or more of the Company’s total revenue and whose revenue in aggregate accounted for approximately 10% of the Company’s total revenue for the year end December 31, 2021. The Company has one customer whose revenue individually represented 10% or more of the Company’s total revenue and whose revenue in aggregate accounted for approximately 11% of the Company’s total revenue for the year end December 31, 2020.

Note 7	Income taxes

The Company adopted the provisions of uncertain tax positions as addressed in ASC 740-10-65-1. As a result of the implementation of ASC 740-10-65-1, the Company recognized no increase in the liability for unrecognized tax benefits. As of December 31, 2020, the Company had approximately $5,136,228 of federal net operating loss carryforwards and $2,862,596 gross state net operating loss carryforward. The federal net operating loss carryforwards of $1,304,496 generated subsequent to the year ended December 31, 2017 carry forward indefinitely, while the remaining federal net operating loss carryforwards of $3,831,732 begin to expire in 2031.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realizability of the deferred tax assets, generated primarily from net operating loss carryforwards, is dependent upon future taxable income generated during the periods in which net operating loss carryforwards are available. Management considers projected future taxable income and tax planning strategies, which can be implemented by the Company in making this assessment. Since the history of cumulative losses provides strong evidence that it is not more likely than not that future taxable income will be generated in the periods net operating losses are available, no valuation allowance is established.

The components of the net deferred tax asset at December 31, 2021 and 2020 and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are indicated below:

	December 31,	December 31,
	2021	2020
Deferred tax asset attributable to
Net operating loss carry-forward	$1,158,463	$1,249,038
Valuation allowance	—	—
Net deferred tax asset	$1,158,463	$1,249,038

The components of income tax expense for years ended December 31 were as follows:

	December 31,	December 31,
	2021	2020
Income before taxes	$386,344	$359,470
Expected United States income tax expense at statutory rate of 21.0%	$73,960	$68,815
Expected State income tax expense at statutory rate of 8.84%	34,153	31,777
Total income tax expense	$108,113	$100,593

Note 8	Subsequent events

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to December 31, 2021, through the date when consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.

VSee Lab, Inc.

CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended

September 30, 2022 and 2021

VSEE LAB, INC.

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

VSEE LAB, INC.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

	September 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$127,039	$346,440
Accounts receivable	402,137	286,094
Prepaid and other current assets	262,774	145,220
Total current assets	791,950	777,754
Deferred tax asset	1,340,815	1,158,463
Total assets	$2,132,765	$1,936,217
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$685,526	$202,450
Deferred revenue	759,229	810,046
Due to related party	127,710	—
Loan payable	110,000	—
Total liabilities	1,682,465	1,012,496
Commitments and contingencies (Note 4)
Stockholders’ equity
Preferred stock, $0.0001 par value, 1,701,715 shares authorized;
Series A: 371,715 shares authorized, issued and outstanding	37	37
Series A-1: 1,330,000 shares authorized,1,228,492 shares issued and outstanding	123	123
Common stock, $0.0001 par value; 13,000,000 shares authorized 9,998,446 shares issued and outstanding	1,000	1,000
Additional paid in capital	6,026,457	6,026,457
Accumulated deficit	(5,577,317)	(5,103,896)
Total stockholders’ equity	450,300	923,721
Total liabilities and stockholders’ equity	$2,132,765	$1,936,217

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VSEE LAB, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021 (UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
Revenues	$1,498,003	$1,534,018	$4,847,989	$5,604,794
Cost of goods sold	359,172	349,435	1,143,416	914,399
Gross margin	1,138,831	1,184,583	3,704,573	4,690,395
Operating expenses
Compensation and related benefits	1,269,665	1,040,288	3,560,944	3,083,528
General and administrative	344,372	215,949	873,893	596,167
Total operating expenses	1,614,037	1,256,237	4,434,837	3,679,695
Net operating (loss) income	(475,206)	(71,654)	(730,264)	1,010,700
Other income (expenses):
Other income	75,002	42	75,005	955
Total other income	75,002	42	75,005	955
(Loss) income before income taxes	(400,204)	(71,612)	(655,259)	1,011,655
Income tax benefit (expense)	111,992	20,040	181,838	(283,097)
Net (loss) income	$(288,212)	$(51,572)	$(473,421)	$728,558
Basic and diluted (loss) income per share	$(0.03)	$(0.01)	$(0.05)	$0.07
Weighted average number of shares outstanding, basic, and diluted	9,998,446	9,968,446	9,998,446	9,968,446

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VSEE LAB, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

							Additional
	Series A Preferred Stock		Series A-1 Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance as of January 1, 2022	371,715	$37	1,228,492	$123	9,998,446	$1,000	$6,026,457	$(5,103,896)	$923,721
Net income	—	—	—	—	—	—	—	89,497	89,497
Balance as of March 31, 2022	371,715	$37	1,228,492	$123	9,998,446	$1,000	$6,026,457	$(5,014,399)	$1,013,218
Net loss	—	—	—	—	—	—	—	(274,706)	(274,706)
Balance as of June 30, 2022	371,715	$37	1,228,492	$123	9,998,446	$1,000	$6,026,457	$(5,289,105)	$738,512
Net loss	—	—	—	—	—	—	—	(288,212)	(288,212)
Balance as of September 30, 2022	371,715	$37	1,228,492	$123	9,998,446	$1,000	$6,026,457	$(5,577,317)	$450,300

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VSEE LAB, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

							Additional
	Series A Preferred Stock		Series A-1 Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance as of January 1, 2021	371,715	$37	1,228,492	$123	9,848,446	$985	$5,995,472	$(5,382,127)	$614,490
Net income	—	—	—	—	—	—	—	497,918	497,918
Balance as of March 31, 2021	371,715	$37	1,228,492	$123	9,848,446	$985	$5,995,472	$(4,884,209)	$1,112,408
Sale of common stock	—	—	—	—	120,000	12	26,188	—	26,200
Net income	—	—	—	—	—	—	—	282,212	282,212
Balance as of June 30, 2021	371,715	$37	1,228,492	$123	9,968,446	$997	$6,021,660	$(4,601,997)	$1,420,820
Net Loss	—	—	—	—	—	—	—	(51,572)	(51,572)
Balance as of September 30, 2021	371,715	$37	1,228,492	$123	9,968,446	$997	$6,021,660	$(4,653,569)	$1,369,248

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VSEE LAB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021 (UNAUDITED)

	For the Nine Months Ended September 30,
	2022	2021
Net (loss) income	$(473,421)	$728,558
Adjustments to reconcile net (loss) income to net cash used by operating activities:
Provision for doubtful accounts	15,131	—
Changes in working capital requirements:
Accounts receivable	(131,174)	584,445
Prepaids and other current assets	(117,554)	(152,284)
Deferred tax asset	(182,352)	282,009
Accounts payable and accrued liabilities	483,076	(146,189)
Deferred revenue	(50,817)	(930,456)
Due to related party	127,710	—
Net cash from operating activities	(329,401)	366,083
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	—	26,200
Proceeds from loan payable	110,000	—
Net cash from financing activities	110,000	26,200
NET CHANGE IN CASH AND CASH EQUIVALENTS	(219,401)	392,283
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	346,440	775,242
CASH AND CASH EQUIVALENTS, END OF PERIOD	$127,039	$1,167,525
Supplemental disclosure of cash flow information
Cash paid for interest expense	$—	$—
Cash paid for taxes	$16,000	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VSEE LAB, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1Organization and Description of Business

VSee Lab, Inc. was incorporated on December 23, 2010 under the laws of the State of Delaware. This American Doc, Inc. (“TAD”), a wholly owned subsidiary, was incorporated on December 27, 2016, in the State of Delaware. VSee Lab, Inc. and Subsidiary (collectively, the “Company”, “VSee”) are one of the leading providers of virtual healthcare platform services with a focus on high quality, lower costs, and improved outcomes around the world with its integrated platform. The Company is committed to creating a telemedicine experience that’s as simple and accessible as shopping online by providing an advanced, no code, low code telemedicine platform to integrate seamlessly across channels, other existing platforms, and healthcare devices for any virtual care delivery model. The Company is a health services technology company that is responding to the need for rapid, effective system integration within healthcare. The Company operates as a single operating and reportable segment.

Note 2Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are unaudited. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The inputs into the Company’s estimates and assumptions consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Those estimates are inherently subject to change and actual results could differ from those estimates, and the differences may be material to the consolidated financial statements.

The consolidated financial statements include the accounts of VSee Lab, Inc. and its 100% wholly owned subsidiary, TAD.

The accompanying consolidated financial statements reflect adjustments (including normal, recurring adjustments) necessary to present fairly the financial position of the Company as of September 30, 2022 and December 31, 2021, its results of operations, changes in stockholders’ equity, and statements of cash flows for the nine months ended September 30, 2022 and 2021, in conformity with U.S. GAAP. Interim results are not necessarily indicative of full year performance.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts stated in the consolidated financial statements and accompanying notes. These judgments, estimates, and assumptions are used for, but not limited to, the determination of revenue recognition, the valuation of the Company’s common stock, allowance for doubtful accounts, and income taxes.

The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and best estimates and judgments routinely require adjustment. Actual results could differ from those estimates.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. The Company’s federal tax return and any state tax returns are not currently under examination.

The Company has adopted Accounting Standards Codification (“ASC”) 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). ASC 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services.

The Company determines revenue recognition in accordance with ASC 606, through the following five steps:

1) Identify the contract with a customer

The Company considers the terms and conditions of its contracts and the Company’s customary business practices in identifying its contracts under ASC 606. The Company determines it has a contract with a customer when the contract has been approved by both parties, it can identify each party’s rights regarding the services to be transferred and the payment terms for the services, it has determined the customer to have the ability and intent to pay, and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history or, in the case of a new customer, credit and financial information pertaining to the customer.

Contractual terms for subscription services are typically 12 months. Contracts are cancellable with a 30-day notice period and customers are billed in annual, quarterly, or monthly installments in advance of the service period of the subscription. The Company is not required to refund any prorated prepayment fees invoiced to cover services that were provided.

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. The Company’s contracts typically contain cancellation clauses with advance notice, therefore, the Company does not believe that they have any material outstanding commitments for future revenues beyond one year from the end of a reporting period.

The Company treats each subscription to a specific module as a distinct performance obligation because each module is capable of being distinct as the customer can benefit from the subscription to each module on its own and each subscription can be sold standalone.

Furthermore, the subscriptions to individual modules are distinct in the context of the contract as (1) the Company is not integrating the services with other services promised in the contract into a bundle of services that represent a combined output, (2) the subscriptions to specific modules do not significantly modify or customize the subscription to another module, and (3) the specific modules are not highly interdependent or highly interrelated. The subscription to each module is treated as a series of distinct performance obligations because it is distinct and substantially the same, satisfied over time, and has the same measure of progress.

3) Determine the transaction price

The transaction price is determined based on the consideration the Company expects to be entitled to in exchange for transferring services to the customer. Under the contracts, the clients pay a fixed rate per user per subscription service. Prior to the start of a contract, clients generally make upfront nonrefundable payments to the Company when contracting for implementation services.

The contract pricing is fixed and stated in the arrangements based on the work to be performed by the Company and represent the amount the Company is entitled to for delivering such goods and services. The quoted fees per promise and performance obligation are based on the most likely amount method for what the Company expects to collect.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price (“SSP”). The determination of a SSP for each distinct performance obligation requires judgment. The Company believes the quoted transaction prices in the customer contracts represent the stand alone selling prices for each of the separate performance obligations that are distinct and priced separately within the contract.

5) Recognize revenue when or as the Company satisfies a performance obligation

Revenue is recognized when or as control of the promised goods or service is transferred to the customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Subscriptions represent a series of distinct goods or services because the performance obligations are satisfied over time as customers simultaneously receive and consume the benefits related to the services as the Company performs. In the case of module specific subscriptions, a consistent level of service is provided during each monthly period of subscription to the Company’s platform. The Company commences revenue recognition when the customer is provided with platform subscription for the initial monthly period and revenue is recognized over time as a consistent level of subscription service during the subsequent period is delivered. The Company’s obligation for its integrated subscriptions is to stand-ready throughout the subscription period; therefore, the Company considers an output method of time to measure progress towards satisfaction of its obligations with revenue commencing upon the beginning of the subscription period.

Upfront nonrefundable fees do not result in the transfer of a promised good or service to the client, therefore, the Company defers this revenue and recognizes it over the subscription period of the customer contract. Deferred revenue consists of the unamortized balance of nonrefundable upfront fees which are classified as current and non-current based on the timing of when the Company expects to recognize revenue.

Cost of Revenue

Cost of revenue consists primarily of expenses related to cloud hosting, personnel-related expenses for the Company’s customer success team, costs for third-party software services and contractors, and other services used in connection with delivery and support of the Company’s platform subscription services.

Net Income (Loss) Per Common Share

The Company computes income (loss) per common share, in accordance with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. No potential dilutive common shares are included in the computation of any diluted per share amount when a loss is reported.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents. The Company maintains its cash balances with commercial banks in non-interest-bearing accounts, which do not exceed the FDIC insured limits. Cash and cash equivalents include cash held in checking and savings accounts. The carrying amount of its cash equivalents approximates their fair value due to the short maturities of these instruments.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Fair Value of Financial Instruments

ASC subtopic 825-10, Financial Instruments (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

COVID-19 Disclosure

The 2022 and 2021 operations reflect the impact of COVID-19 throughout the periods. Restrictions continued to impact the Company’s global operations, with key sales channels remaining in varied states of impact and recovery. During the pandemic, non e-commerce sales channels experienced varying levels of disruption. COVID-19 also prolonged logistics and delayed progress on the Company’s fund raising.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Credit Losses — Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses (“CECL”) to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning January 1, 2021, and the adoption did not have a material on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, to simplify how entities assess goodwill for impairment by eliminating Step 2 from the goodwill impairment test. As amended, the goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. This guidance is effective for the Company beginning January 1, 2021 and did not have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, that simplifies the accounting for income taxes by removing certain exceptions to the general principles in such areas as intraperiod tax allocation, year-to-date losses in interim periods, and deferred tax liabilities related to outside basis differences. Amendments also include simplifications in other areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements, and interim recognition of enactment of tax laws or rate changes. This guidance is effective for the Company beginning January 1, 2021 and did not have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“AUS 2020-06”). ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP.

Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective January 1, 2024, for the Company. Early adoption is permitted, but no earlier than January 1, 2021, including interim periods within that year. Management is currently evaluating the effect of the adoption of ASU 2020-06 on the consolidated financial statements, but currently does not believe ASU 2020-06 will have a significant impact on the Company’s consolidated financial statements.

Note 3Equity

Preferred Stock

The Company has two outstanding series of redeemable preferred stock. The Company has 1,701,715 shares of preferred stock authorized with a par value of $0.0001. The Company has allocated 371,715 shares for Series A preferred, and 1,330,000 shares for Series A-1 preferred.

Series A Preferred Stock

The Series A Preferred has the following rights and privileges:

Voting — Series A preferred stockholders are permitted to vote with the same voting rights as common stockholders in any actions to be taken by the stockholders of the Corporation, including any action with respect to the election of directors to the Board of Directors of the Corporation.

Dividend — Series A preferred stockholders shall be entitled to receive non-cumulative dividends when and if declared at the annual rate of $0.0484 per share for Series A preferred stock, payable quarterly. Dividends are prior and in preference to any declaration or payment of any dividend to the common stockholders of the Company.

Liquidation — In the event of any liquidation, dissolution or winding-up of the Company, the Series A preferred stockholders are entitled to distributions equal to their initial purchase price per share plus accrued and unpaid dividends (all amounts are prior and in preference to any distribution of any assets to the holders of the other series of preferred stock and common stock).

Conversion — Series A preferred stock is convertible into common stock at the option of the holder, except for mandatory conversion upon the earlier of an initial public offering or the date specified by written consent or agreement with majority stockholders. Upon conversion, all shares of Series A preferred stock would be converted automatically into a number of shares of common stock as determined by multiplying the number of shares of Series A preferred stock to be so converted by the Series A Original Issue Price and dividing the result by the applicable conversion price per share.

Series A-1 Preferred Stock

The Series A-1 Preferred has the following rights and privileges:

Voting — Series A-1 preferred stockholders are permitted to vote with the same voting rights as common stockholders in any actions to be taken by the stockholders of the Corporation, including any action with respect to the election of directors to the Board of Directors of the Corporation.

Dividend — Series A preferred stockholders shall be entitled to receive non-cumulative dividends if and when declared at the annual rate of $0.239 per share for Series A-1 preferred stock, payable quarterly. Dividends are prior and in preference to any declaration or payment of any dividend to the common stockholders of the Company.

Liquidation — In the event of any liquidation, dissolution or winding-up of the Company, the Series A-1 preferred stockholders are entitled to distributions equal to their initial purchase price per share plus accrued and unpaid dividends (all amounts are prior and in preference to any distribution of any assets to the holders of the other series of preferred stock and common stock).

Conversion — Series A-1 preferred stock is convertible into common stock at the option of the holder, except for mandatory conversion upon the earlier of an initial public offering or the date specified by written consent or agreement of the majority stockholders. Upon conversion, all shares of Series A-1 preferred stock would be converted automatically into a number of shares of common stock as determined by multiplying the number of shares of Series A-1 preferred Stock to be so converted by the Series A-1 Original Issue Price and dividing the result by the applicable conversion price per share.

Note 4	Commitments Contingencies and Concentration risk

Contingencies

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450, Contingencies. Litigation and contingency accruals are based on the Company’s assessment, including advice of legal counsel, regarding the expected outcome of litigation or other dispute resolution proceedings.

If the Company determines that an unfavorable outcome is probable and can be reasonably assessed, it establishes the necessary accruals. As of September 30, 2022 and December 31, 2021, the Company has no contingent liabilities reflected in the Consolidated Financial Statements.

Indemnities

The Company generally indemnifies its customers for the services it provides under its contracts, as well as other specified liabilities, which may subject the Company to indemnity claims, liabilities, and related litigation. As of September 30, 2022 and December 31, 2021, the Company was not aware of any material asserted or unasserted claims in connection with these indemnity obligations.

Major Customer Concentration

The Company has five customers whose accounts receivable represented 69% of the Company’s total accounts receivable as of September 30, 2022 and whose accounts receivable in aggregate accounted for approximately 6% of the Company’s total revenue for the nine months ended September 30, 2022. The Company has two customers whose accounts receivable represented 82% of the Company’s total accounts receivable as of September 30, 2021 and whose accounts receivable in aggregate accounted for approximately 1% of the Company’s total revenue for the nine months ended September 30,2021.

The Company has one customer whose revenue accounted for approximately 14% of the Company’s total revenue for the nine months ended September 30, 2022. The Company has two customers whose revenue in aggregate accounted for approximately 21% of the Company’s total revenue for the nine months ended September 30, 2021.

Note 5Related Party

During the nine months ended September 30, 2022, $127,710 of cash provided by a related party and will be used for operating expenses in the future. The balance in the due from related party payable as of September 30, 2022 and December 31, 2021 was $127,710 and $0, respectively.

During the nine months ended September 30, 2022, the Company received a loan of $110,000 from the CEO for advanced cash and paid bills on behalf of the Company. No repayments were made during the nine months ended September 30, 2022. The loan balance as of September 30, 2022 and December 31, 2021, was $110,000 and $0, respectively.

Note 6Income Taxes

The Company adopted the provisions of uncertain tax positions as addressed in ASC 740-10-65-1. As a result of the implementation of ASC 740-10-65-1, the Company recognized no increase in the liability for unrecognized tax benefits. As of September 30, 2022, the Company had approximately $5,527,117 of federal net operating loss carryforwards and $917,194 gross state net operating loss carryforward. The federal net operating loss carryforwards of $1,304,496 generated subsequent to the year ended December 31, 2017 carry forward indefinitely, while the remaining federal net operating loss carryforwards of $3,794,659 begin to expire in 2031.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realizability of the deferred tax assets, generated primarily from net operating loss carryforwards, is dependent upon future taxable income generated during the periods in which net operating loss carryforwards are available. Management considers projected future taxable income and tax planning strategies, which can be implemented by the Company in making this assessment. Since the history of cumulative losses provides strong evidence that it is not more likely than not that future taxable income will be generated in the periods net operating losses are available, no valuation allowance is established.

The components of the net deferred tax asset at September 30, 2022 and December 31, 2021 and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are indicated below:

	September 30,	December 31,
	2022	2021
Deferred tax asset attributable to
Net operating loss carry-forward	$1,340,815	$1,158,463
Valuation allowance	—	—
Net deferred tax asset	$1,340,815	$1,158,463

The components of income tax expense for nine months ended September 30 were as follows:

	September 30,	September 30,
	2022	2021
Income before taxes	$(655,259)	$1,011,655
Expected United States income tax expense at statutory rate of 21%	$124,748	$(193,667)
Expected State income tax expense at statutory rate of 8.8%	57,090	(89,430)
Total income tax benefit (expense)	$181,838	$(283,097)

Note 7	Subsequent Events

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to September 30, 2022, through the date when the consolidated financial statements were issued and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.

iDoc Virtual Telehealth Solutions, Inc.

FINANCIAL STATEMENTS

For the Years Ended

December 31, 2021 and 2020

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of iDoc Virtual Telehealth Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of iDoc Virtual Telehealth Solutions, Inc. (the Company) as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue

As described in Note 2 to the Company’s consolidated financial statements, the Company recognizes revenue upon transfer of control of promised products and/or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products.

We identified the Company’s revenue recognition as a critical audit matter. The principal considerations for our determination of this critical audit matter related to the high degree of subjectivity in the Company’s judgments in determining the qualitative factors. Auditing these judgments and assumptions by the Company involves auditor judgment due to the nature and extent of audit evidence and effort required to address these matters.

The primary procedures we performed to address the critical audit matter included the following:

●	We selected a sample of customer agreements and performed the following procedures:
●	Obtained and any applicable sales contracts for each selection.
●	Tested management’s identification and treatment of contract terms, including any deferred revenue associated with the transaction.
●	Assessed the terms in the customer agreement and evaluated the appropriateness of management’s application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions.
●	We evaluated the relevance and the reasonableness of assumptions related to the evaluation of the allowance for doubtful accounts, current economic conditions, and other risk factors used in development of the qualitative factors by comparing these data points to audit evidence gathered.

We have served as the Company’s auditor since 2022.

PCAOB Firm ID# 3289

Tampa, Florida
May 24, 2022

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

BALANCE SHEETS

	December 31,	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$113,586	$41,022
Accounts receivable, net	2,620,046	1,038,675
Due from related party	501,360	557,470
Prepaids and other current assets	27,146	—
Total current assets	3,262,138	1,637,167

Note receivable	120,000	—
Right-of-use asset	34,383	128,124
Total assets	$3,416,521	$1,765,291

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$75,108	$79,138
Accrued liabilities	392,397	367,903
Income taxes payable	417,000	95,859
Right-of-use liability	34,383	118,145
Line of credit	425,000	707,292
Total current liabilities	1,343,888	1,368,337

Notes payable	654,044	34,657
Right-of-use liability, less current portion	—	9,979
Total liabilities	1,997,932	1,412,973

Commitments and contingencies (Note 6)

Stockholders’ equity
Common stock, $1.00 par value; 5,000 shares authorized 4,000 issued and outstanding	4,000	4,000
Additional paid in capital	499	499
Retained Earnings	1,414,090	347,819
Total stockholders’ equity	1,418,589	352,318
Total liabilities and stockholders’ equity	$3,416,521	$1,765,291

The accompanying notes are an integral part of these financial statements.

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2021	2020

Revenues
Patient fees	$3,837,646	$2,311,522
Telehealth fees	1,955,691	1,189,842
Institutional fees	1,065,053	139,650
Total revenue	6,858,390	3,641,014
Cost of goods sold	2,816,543	1,612,537
Gross margin	4,041,847	2,028,477

Operating expenses
General and administrative	968,847	707,428
Compensation and related benefits	1,295,205	391,335
Professional fees	377,429	168,381
Total operating expenses	2,641,481	1,267,144

Net operating profit	1,400,366	761,333

Other income (expenses):
Interest expense	(65,673)	(121,815)
Gain on loan forgiveness	88,251	—
Total other income/(expenses)	22,578	(121,815)

Income before income tax	1,422,944	639,518

Income tax expense	356,673	157,397

Net income	$1,066,271	$482,121

Net income per share attributable to common shareholders:
Basic	$267	$121
Diluted	$267	$121
Weighted average number of shares outstanding, basic, and diluted	4,000	4,000

The accompanying notes are an integral part of these financial statements.

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

			Additional
	Common Stock		Paid In	Retained
	Shares	Amount	Capital	Earnings	Total
Balance December 31, 2019	4,000	$4,000	$499	$(134,302)	$(129,803)

Net income	—	—	—	482,121	482,121

Balance December 31, 2020	4,000	4,000	499	347,819	352,318

Net Income	—	—	—	1,066,271	1,066,271

Balance December 31, 2021	4,000	$4,000	$499	$1,414,090	$1,418,589

The accompanying notes are an integral part of these financial statements.

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2020
Net income	$1,066,271	$482,121
Adjustments to reconcile net income to net
cash used by operating activities:
Provision for doubtful accounts	196,649	57,788
Gain on loan forgiveness	(88,251)	—
Changes in working capital requirements:
Accounts receivable	(1,778,020)	(1,026,713)
Due to from related party	56,110	(360,654)
Prepaid and other current assets	(27,146)	—
Accounts payable	(4,030)	68,964
Accrued liabilities	24,494	303,402
Income taxes payable	321,141	157,397
Net cash (used in) operating activities	(232,782)	(317,695)

CASH FLOWS FROM INVESTING ACTIVITIES:
Note receivable	(120,000)	—
Net cash (used in) investing activities	(120,000)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from line of credit	425,000	632,292
Repayment on line of credit	(707,292)	(322,595)
Proceeds from notes payable	707,638	199,657
Payments on notes payable	—	(165,000)
Net cash from financing activities	425,346	344,354

NET INCREASE IN CASH AND CASH EQUIVALENTS	72,564	26,659
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	41,022	14,363
CASH AND CASH EQUIVALENTS, END OF PERIOD	$113,586	$41,022

Supplemental disclosure of cash flow information
Cash paid for interest expense	$62,780	$121,815
Cash paid for income taxes	$35,532	$—

The accompanying notes are an integral part of these financial statements.

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1Organization and Description of Business

iDoc Telehealth Solutions, Inc. (the “Company”) was incorporated in the state of Virginia on February 26, 2014. The Company subsequently changed its name to iDoc Virtual Telehealth Solutions, Inc. on September 10, 2018, and incorporated in the state of Texas. The Company is headquartered in Houston, Texas. The Company is one of the leading providers of tele-intensive acute care, and leading providers of tele-neurocritical care in high value hospital environments. The Company leverages its extensive telehealth platform, and neuro and general critical expertise to treat and monitor acutely ill patients with diseases of the brain, spinal cord, heart, and lungs that often have complicated medical problems. The Company is a virtual health services management company that is responding to the need for rapid, effective treatment of emergency patients and the shortage of critical care experts. The Company operates as a single operating and reportable segment.

Note 2Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company’s fiscal year ends on December 31. Unless otherwise noted, all references to a particular year shall mean the Company’s fiscal year. In the opinion of management, all adjustments, and disclosures necessary for a fair presentation of these financial statements have been included. The results and trends in these financial statements for the years ended December 31, 2021 and 2020 may not be representative of these for any future periods.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts stated in the financial statements and accompanying notes. These judgments, estimates, and assumptions are used for, but not limited to, the determination of revenue recognition, the valuation of the Company’s common stock, allowance for doubtful accounts, and income taxes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and best estimates and judgments routinely require adjustment. Actual results could differ from those estimates.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination.

The Company has adopted Accounting Standards Codification (“ASC”) 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). ASC 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to Clients in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services.

The Company determines revenue recognition in accordance with ASC 606 through the following five steps:

1) Identify the contract with a customer

The Company considers the terms and conditions of its contracts and the Company’s customary business practices in identifying its contracts under ASC 606. The Company determines it has a contract with a customer when the contract has been approved by both parties, it can identify each party’s rights regarding the services to be transferred and the payment terms for the services, it has determined the customer to have the ability and intent to pay, and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history or, in the case of a new customer, credit and financial information pertaining to the customer.

The Company enters into service contracts with hospitals or hospital systems to provide telehealth physician services to acute patients of the hospitals or hospital systems. The Company also generates revenue by directly billing the insurance companies for care provided at hospitals or hospital systems. The Company’s contracts typically range in length from 1 to 3 years, with an automatic renewal process.

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. The Company enters into service contracts mainly in the following categories with hospitals or hospital systems, physician practice groups, and other users.

Contract For Telemedicine Care Services

Performance obligations in the contract for telemedicine care are based on services provided via the use of multi-participant video conferencing, and electronic communication for 24 hours per day, seven days per week during for the duration of the contract and on-site performance based on a shorter duration. Performance obligations are met when the Company provides administrative, business and medical records and reports related to their professional services rendered pursuant to the agreement in such format and upon such interval as Hospital may require.

Contract For EEG Professional Interpretation Services

Performance obligations in the contract for EEG professional interpretation services are based on providing on-call EEG coverage on a monthly basis, and the number of professional services EEG interpretation provided monthly. Performance obligation in the contract for these services transferred to the customer are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To facilitate the delivery of the consultation services, the facilities use telemedicine equipment and the company’s virtual health care platform, which is provided and installed by the Company.

Performance obligation is satisfied based on the number of EEG professional interpretation provided by the Company. The number of professional interpretation is traced monthly by both parties and used to determine the revenue earned.

Contract for Telemedicine Consultations for Neurocritical Care

Performance obligations in the contract for telemedicine consultations for neurocritical care are based on services provided via the use of multi-participant video conferencing and electronic communication for 13 hours per day, seven days per week for the duration of the contract. To facilitate the delivery of the consultation services, the facilities use telemedicine equipment and the Company’s virtual health care platform, which is provided and installed by the Company. The Company also provides hospitals with user training, maintenance, and support services for the telemedicine equipment used to perform the consultation services. Prior to the start of a contract, customers generally make upfront nonrefundable payments to the Company when contracting for Company training, maintenance, equipment and implementation services.

Performance obligation is satisfied by providing professional Neuro-ICU coverage the client uses daily during the each month. The Company's physicians are included in the client's physician scheduling monthly and services are provided based on the provided scheduled professional Neuro-ICU coverage. The Company's physicians use the software and hardware platform to provide telemedicine services and the fees are fixed and deterred for the platform support.

For patient fees, performance obligations are met when the Company's physicians provide professional medical services to patients at the client as this is deemed as transfer of goods and services to respective patients. The patient benefits from the professional services when care is render by the Company's medical professionals. The revenue is determined based on the telemedicine billing code(s) associated with the respective professional service rendered to patients.

The Company’s contracts typically contain cancellation clauses with advance notice, therefore, the Company does not believe that they have any material outstanding commitments for future revenues beyond one year from the end of a reporting period.

3) Determine the transaction price

The transaction price for each service provided is independent and established in the contract and based on the duration of service provided or for a rate for service provided. Fees are established distantly based on the service transferred to the client.

General Service Contracts

Under most of the Company’s contracts, including contracts with our two top customers, the customer pays fixed monthly fees for telemedicine consultation services, EEG professional interpretation services, platform software services, and hardware fees. The fixed monthly fee provides for a predetermined number of daily, monthly, or annual physician hours of coverage and agreed upon rates for interpretation and software services.

To facilitate the delivery of the consultation services, the facilities use telemedicine equipment and the company’s virtual health care platform, which is provided and installed by the Company. The Company also provides the hospitals with user training, maintenance and support services for the telemedicine equipment used to perform the consultation services. Prior to the start of a contract, customers generally make upfront nonrefundable payments to the Company when contracting for Company training, maintenance, equipment and implementation services.

Contracts Involving Third-Party Payors

Under certain contracts, the Company receives payments from patients, third-party payers and others for services rendered. The third-party payers pay the Company based on contracted rates or the entities’ billed charges. Payments received from third-party payers are generally less than billed charges. The Company receives less than its total established charges for its services. The Company determines the transaction price on patient fees based on standard charges for services provided, reduced by adjustments provided to third-party payors, and implicit price concessions provided to uninsured patients. The Company monitors its revenue and receivables from third-party payers and records an estimated contractual allowance to properly account for the differences between billed and reimbursed amounts.

Revenue from third-party payers is presented net of an estimated provision for contractual adjustments. Patient revenues are net of service credits and service adjustments, and allowance for doubtful accounts receivable. These adjustments and implicit price concessions represent the difference between the amount billed and the estimated consideration the Company expects to receive, based on historical collection experience, market conditions and other factors.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price (“SSP”). The determination of a SSP for each distinct performance obligation requires judgment. The Company believes the quoted transaction prices in the customer contracts represent the stand-alone selling prices for each of the separate performance obligations of which are distinct and priced separately within the contract.

5) Recognize revenue when or as the Company satisfies a performance obligation

Revenue is recognized when or as control of the promised goods or service is transferred to the customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Telehealth physician service represent a series of distinct goods or services because the performance obligations are satisfied over time as customers simultaneously receive and consume the benefits related to the services as the Company performs. The Company commences revenue recognition when the Company satisfies its performance obligation to provide telehealth physician services and consultation as requested.

Cost of Revenue

Cost of revenue consists primarily of expenses related to compensation-related expenses for the Company’s telehealth service providers, costs for third-party software services and medical contractors, and other services used in connection with delivery and support of the Company’s telehealth platform.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents. The Company maintains its cash balances with commercial banks in non-interest-bearing accounts, which do not exceed the FDIC insured limits. Cash and cash equivalents include cash held in checking and savings accounts. The carrying amount of its cash equivalents approximates their fair value due to the short maturities of these instruments.

Accounts Receivable

The Company carries its accounts receivable at net realizable value. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of the Company’s clients to pay their invoices. The allowance for doubtful accounts is calculated based on a general reserve for at risk balances considering the Company’s ability to collect collections as well as current credit conditions of third-party payers. The allowance for doubtful accounts was $254,437 and $57,788 as of December 31, 2021 and 2020, respectively.

Leases

The Company adopted ASU 2016-02, “Leases” (Topic 842). Based on this standard, the Company determines if an agreement is a lease at inception. Operating leases are included in right-of-use asset, current portion of right-of-use liability, and right-of-use liability, less current portion in the Company’s balance sheets.

As permitted under ASU 2016-02, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

Net Income (Loss) Per Common Share

The Company computes income (loss) per common share, in accordance with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. No potential dilutive common shares are included in the computation of any diluted per share amount when a loss is reported.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Fair Value of Financial Instruments

ASC subtopic 825-10, Financial Instruments (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Group are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

COVID-19 Disclosure

The 2021 and 2020 operations reflect the impact of COVID-19 throughout the periods. Restrictions continued to impact the Company’s global operations, with key sales channels remaining in varied states of impact and recovery. During the pandemic, non-e-commerce sales channels experienced varying levels of disruption. COVID-19 also caused a shortage of certain raw materials, prolonged logistics and delayed progress on the Company’s fund raising.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses (“CECL”) to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning January 1, 2021, and the adoption did not have a material impact on the financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, to simplify how entities assess goodwill for impairment by eliminating Step 2 from the goodwill impairment test. As amended, the goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. This guidance is effective for the Company beginning January 1, 2021 and the adoption of this guidance did not have a material impact on the financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, that simplifies the accounting for income taxes by removing certain exceptions to the general principles in such areas as intraperiod tax allocation, year-to-date losses in interim periods, and deferred tax liabilities related to outside basis differences. Amendments also include simplifications in other areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements, and interim recognition of enactment of tax laws or rate changes. This guidance is effective for the Company beginning January 1, 2021 and did not have a material impact on the financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“AUS 2020-06”). ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP.

Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective January 1, 2024, for the Company. Early adoption is permitted, but no earlier than January 1, 2021, including interim periods within that year. Management is currently evaluating the effect of the adoption of ASU 2020-06 on the financial statements, but currently does not believe ASU 2020-06 will have a significant impact on the Company’s financial statements.

Note 3Operating leases

The Company leases office space in Houston, Texas (“Texas Lease”) and Atlanta, Georgia (“Georgia Lease”). The Texas Lease commenced on January 1, 2020 and ends on January 31, 2022 and the Georgia Lease commenced on May 25, 2021 and ends on June 24, 2022. The monthly lease payments for the Texas Lease are $10,000 and for the Georgia Lease are $4,097.

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value is the incremental borrowing rate, estimated to be 5.00%, as the interest rate implicit in most of the Company’s leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term. During the years ended December 31, 2021 and 2020, the Company recorded $152,776 and $120,000 as operating lease expense which is included in general and administrative expenses on the statement of operations.

Operating right-of- use assets are summarized below:

	December 31, 2021	31-Dec-20
Office Lease	$299,826	$243,355
Less accumulated amortization	(265,443)	(115,231)
Right-of-use, net	$34,383	$128,124

Operating lease liabilities are summarized below:

	December 31, 2021	December 31, 2020
Office Lease	$34,383	$128,124
Less: current portion	(34,383)	(118,145)
Long term portion	$—	$9,979

Future minimum rent payments under the operating lease are as follows:

Year ending December 31, 2022	34,582
Total future minimum lease payments	34,582
Less imputed interest	(199)
PV of Payments	$34,383

Note 4Line of Credit and notes payable

The following is a summary of notes payable and line of credit as of December 31, 2021 and 2020:

	December 31,	December 31,
Notes Payable & Line of Credit	2021	2020
Line of credit issued May 20, 2020 (Face Value: $500,000)	$—	$432,292
Line of credit issued October 1, 2020 (Face Value $200,000)	—	200,000
Line of Credit issued March 27, 2019 (Face Value: $200,000)	—	75,000
Note payable issued November 29, 2021 (Face Value: $654,044)	654,044	—
Line of credit issued November 29, 2021 (Face Value: $500,000)	425,000	—
Paycheck Protection Program Loan	—	34,657
Total notes payable and line of credit	$1,079,044	$741,949

Notes payable

On November 29, 2021, the Company received a $654,044 promissory note from a bank, collateralized by all the assets of the Company. Interest is payable monthly at the annual fixed rate of 4.284%. The promissory note matures on November 29, 2024. There are no financial commitments or covenants on the line of credit. As of December 31, 2021, the Company had an outstanding balance of $654,044 on this promissory note. The Company is required to pay the loan in 36 payments of $19,409. For the year ended December 31, 2021, the Company recorded $2,983 in accrued interest related to the line of credit, which is included within accrued liabilities on the balance sheets.

On March 16, 2021, the Company received a Paycheck Protection Program loan from the Small Business Administration in the amount of $53,594. The loan was forgiven on September 24, 2021.

On May 5, 2020, the Company received a Paycheck Protection Program loan from the Small Business Administration in the amount of $34,657. The loan was forgiven on January 27, 2021.

Line of credit

On November 29, 2021, the Company received a revolving line of credit from the same bank as the promissory note in the amount of $500,000. The line of credit is c collateralized by all the assets of the Company. Interest is payable monthly at the annual fixed rate of 4.5%. The line of credit matures on November 28, 2022. There are no financial commitments or covenants on the line of credit. As of December 31, 2021, the Company had an outstanding balance of $425,000 on the line of credit. The Company is required to pay 12 interest payments totaling $11,375 and principal due on maturity. For the year ended December 31, 2021, the Company recorded $1,139 in accrued interest related to the loan, which is included within accrued liabilities on the balance sheets.

On May 20, 2020, the Company received a line of credit from a lender in the amount of $500,000, collateralized by the accounts receivable of the Company. Interest is payable monthly at 0.5% above the Wall Street Journal prime rate (3.25% at December 31,

2021) and a maturity date of August 19, 2021. As of December 31, 2020, the Company had an outstanding balance of $432,292 on the line of credit. The loan was repaid in full on December 8, 2021.

On October 10, 2020, the Company received a revolving line of credit from a lender in the amount of $200,000. The line of credit has a 46.99% interest rate and a 12-month loan term. The revolving line of credit was increased on August 2, 2021 to the amount of $250,000 with an interest rate of 39.76% and a 13-month term. As of December 31, 2020, the Company had an outstanding balance of $200,000 on the line of credit. The loan was repaid in full on December 8, 2021.

Note 5	Related party

During the year ended December 31, 2020, the Company advanced $360,654 in cash to the CEO through a company controlled by him. During the year ended December 31, 2021, $56,110 was repaid by the Company’s owners. The balance in the due from related party payable at December 31, 2021 and December 31, 2020 was $501,360 and $557,470, respectively.

The Company paid $69,386 and $116,320 on auto leases on behalf of the CEO for the years ended December 31, 2021 and 2020, respectively. The Company made office space lease payments of $120,000 to the CEO during the years ended December 31, 2021 and 2020.

Note 6Commitments contingencies and concentration risk

Contingencies

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450, Contingencies. Litigation and Contingency accruals are based on our assessment, including advice of legal counsel, regarding the expected outcome of litigation or other dispute resolution proceedings. If the Company determines that an unfavorable outcome is probable and can be reasonably assessed, it establishes the necessary accruals. As of December 31, 2021 and 2020, the Company is not aware of any contingent liabilities that should be reflected in the financial statements.

Indemnities

The Company generally indemnifies its customers for the services it provides under its contracts, as well as other specified liabilities, which may subject the Company to indemnity claims, liabilities, and related litigation. As of December 31, 2021 and 2020, the Company was not aware of any material asserted or unasserted claims in connection with these indemnity obligations.

Major Customer Concentration

The Company has two customers whose revenue individually represented 10% or more of the Company’s total revenue and whose revenue in aggregate accounted for approximately 39% of the Company’s total revenue as of December 31, 2021. The Company has one customer whose revenue individually represented 10% or more of the Company’s total revenue and whose revenue in aggregate accounted for approximately 22% of the Company’s total revenue as of December 31, 2020.

The Company has no customers whose accounts receivable represented 10% or more of the Company’s total accounts receivable.

Note 7Income taxes

The components of income tax expense for the years ended December 31 were as follows:

	2021	2020
Income before taxes	$1,422,944	$639,518

Expected United States income tax expense at statutory rate of 21%	$273,532	$120,708
Expected State income tax expense at statutory rate of 6%	83,141	36,689
Total income tax expense	$356,673	$157,397

As of December 31, 2021 and 2020, the Company had no material net operating loss or tax credit carryforwards. As of December 31, 2021 and 2020, the Company had no provision for uncertain tax positions and no provisions for penalties or interest. In addition, the Company does not believe that there are any uncertain tax benefits that could be recognized in the near future that would impact the Company’s effective tax rate.

Note 8Subsequent Events

Encompass Medical Billing, LLC

Effective January 1, 2022, the Company entered into an agreement to acquire 100% of the equity interests of Encompass Medical Billing, LLC. (“Encompass”), pursuant to that certain acquisition agreement (referred to as the “Acquisition Agreement”). In accordance with the Acquisition Agreement, the Company acquired all the outstanding shares of Encompass in exchange for 0.55% or $300,000 of the Company’s issued and outstanding shares of common stock.

Encompass met the definition of a business under ASC 805, Business Combinations. As such the transaction was treated as a business combination. According to this guidance, if the consideration given is not in the form of cash, measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. The consideration was based on the Company’s estimates and assumptions of the cost which shall be measured based on the fair value of the consideration given. Those estimates are inherently subject to change and actual results based on a future valuation of the Company’s consideration in the transaction could differ from those estimates.

The unaudited pro forma condensed combined balance sheet presents the historical balance sheets of the Company and Encompass as of December 31, 2021 and accounts for the merger of Encompass with the Company as the accounting acquirer giving effect to the transaction as if it had occurred as of December 31, 2021. The Company’s balance sheet information was derived from its audited balance sheet as of December 31, 2021, whereas the Encompass balance sheet information was derived from its unaudited balance sheet as of December 31, 2021. The statement of operations information for the Company was based on its audited statement of operations for the year ended December 31, 2021. The statement of operations information for Encompass was based on its unaudited statement of operations for the year ended December 31, 2021. The results of operations were combined giving effect to the transaction as if it occurred on January 1, 2021, and reflecting the pro forma adjustments expected to have a continuing impact on the combined results. The unaudited pro forma combined financial statements are for informational purposes only. They do not purport to indicate the results that would have actually been obtained had the acquisitions been completed on the assumed dates or for the periods presented, or that may be realized in the future. The unaudited pro forma financial information does not reflect the impact of any reorganization or restructuring expenses or operating efficiencies resulting from the transaction.

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2021

Total current assets	$3,459,405
Total Assets	$3,723,864

Total current liabilities	$1,307,891
Total liabilities	1,961,935

Total stockholders’ equity	1,761,929
Total liabilities and stockholders’ equity	$3,723,864

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

Net revenue	$8,053,185
Net income	$933,393
Net income per share - basic and diluted	$233
Weighted average number of shares of common
stock outstanding - basic and diluted	4,011

Related Party Lease

Effective February 1, 2022, the Company extended the Texas lease agreement with the Company’s CEO for a 5-year lease term and monthly lease payments of $10,000. The Texas lease expires on January 31, 2027.

iDoc Virtual Telehealth Solutions, INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended

September 30, 2022 and 2021

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

	September 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$218,496	$113,586
Accounts receivable, net	4,556,162	2,620,046
Due from related party	537,092	501,360
Prepaids and other current assets	18,287	27,146
Total current assets	5,330,037	3,262,138

Note receivable	336,000	120,000
Right-of-use asset, net	1,653,270	34,383
Goodwill	110,076	—
Fixed assets	18,125	—
Total assets	$7,447,508	$3,416,521
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$44,199	$75,108
Accrued liabilities	527,172	392,397
Income taxes payable	512,427	417,000
Right-of-use liability	452,389	34,383
Line of credit	495,000	425,000
Notes payable	216,558	—
Total current liabilities	2,247,745	1,343,888
Notes payable, less current portion	1,764,185	654,044
Right-of-use liability, less current portion	1,205,876	—
Total liabilities	5,217,806	1,997,932
Commitments and contingencies (Note 9)
Stockholders’ equity
Common stock, $1.00 par value; 5,000 shares authorized 4,043 and 4,000 issued and outstanding at September 30, 2022 and December 31, 2021	4,043	4,000
Additional paid in capital	510,456	499
Retained Earnings	1,715,203	1,414,090
Total stockholders’ equity	2,229,702	1,418,589
Total liabilities and stockholders’ equity	$7,447,508	$3,416,521

The accompanying notes are an integral part of these unaudited consolidated financial statements.

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021 (UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
Revenues
Patient fees	$1,165,641	$1,356,640	$3,993,049	$2,932,666
Telehealth fees	554,020	490,911	1,499,377	1,462,321
Institutional and other fees	342,002	362,783	824,975	779,983
Total revenue	2,061,663	2,210,334	6,317,401	5,174,970
Cost of goods sold	790,262	775,579	2,370,568	1,919,200
Gross margin	1,271,401	1,434,755	3,946,833	3,255,770
Operating expenses
Compensation and related benefits	774,429	333,196	2,098,118	899,690
General and administrative	523,288	269,241	1,123,948	681,988
Professional fees	141,068	124,383	396,328	192,277
Total operating expenses	1,438,785	726,820	3,618,394	1,773,955
Net operating profit (loss)	(167,384)	707,935	328,439	1,481,815
Other income (expenses):
Other income	134,383	—	134,858	—
Interest expense	(33,446)	(14,800)	(66,754)	(49,009)
Gain on loan forgiveness	—	53,594	—	88,251
Total other income (expenses)	100,937	38,794	68,104	39,242
Income (loss) before income tax	(66,447)	746,729	396,543	1,521,057
Income tax benefit (expense)	26,418	(192,208)	(95,430)	(391,521)
Net income (loss)	$(40,029)	$554,521	$301,113	$1,129,536
Net income (loss) per share attributable to common shareholders:
Basic	$(10)	$139	$75	$282
Diluted	$(10)	$139	$75	$282
Weighted average number of shares outstanding, basic, and diluted	4,043	4,000	4,022	4,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

	Common Stock		Additional Paid In
	Shares	Amount	Capital	Retained Earnings	Total
Balance December 31, 2021	4,000	$4,000	$499	$1,414,090	$1,418,589
Sale of common stock	21	21	209,979	—	210,000
Common stock issued for acquisition	22	22	299,978	—	300,000
Net Income	—	—	—	31,237	31,237
Balance March 31, 2022	4,043	$4,043	$510,456	$1,445,327	$1,959,826
Net Income	—	—	—	309,905	309,905
Balance June 30, 2022	4,043	$4,043	$510,456	$1,755,232	$2,269,731
Net loss	—	—	—	(40,029)	(40,029)
Balance September 30, 2022	4,043	$4,043	$510,456	$1,715,203	$2,229,702

The accompanying notes are an integral part of these unaudited consolidated financial statements.

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

	Common Stock		Additional Paid In	Retained
	Shares	Amount	Capital	Earnings	Total
Balance December 31, 2020	4,000	$4,000	$499	$347,819	$352,318
Net Income	—	—	—	285,982	285,982
Balance March 31, 2021	4,000	$4,000	$499	$633,801	$638,300
Net Income	—	—	—	289,033	289,033
Balance June 30, 2021	4,000	$4,000	$499	$922,834	$927,333
Net Income	—	—	—	554,521	554,521
Balance September 30, 2021	4,000	$4,000	$499	$1,477,355	$1,481,854

The accompanying notes are an integral part of these unaudited consolidated financial statements.

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021 (UNAUDITED)

	For the Nine Months Ended September 30,
	2022	2021
Net income	$301,113	$1,129,536
Adjustments to reconcile net income to net cash used by operating activities:
Provision for doubtful accounts	345,871	150,299
Amortization of lease equipment	40,437	—
Gain on loan forgiveness	—	(88,251)
Changes in working capital requirements:
Accounts receivable	(2,124,033)	(1,523,020)
Due from related party	(35,732)	118,110
Prepaids and other current assets	8,859	—
Accounts payable	(38,252)	(2,392)
Accrued liabilities	134,775	16,810
Income taxes payable	95,427	378,536
Net cash from operating activities	(1,271,535)	179,628
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business, net cash received	39,313	—
Payments on note receivable	120,000	—
Issuance of note receivable	(336,000)	—
Purchase of fixed assets	(18,125)	—
Net cash from investing activities	(194,812)	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from line of credit	70,000	392,017
Payments on notes payable	(140,093)	—
Proceeds from notes payable	1,466,793	53,594
Repayment on line of credit	—	(430,590)
Repayment on leased equipment	(35,443)	—
Sale of common stock	210,000	—
Net cash from financing activities	1,571,257	15,021
NET CHANGE IN CASH AND CASH EQUIVALENTS	104,910	194,649
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	113,586	41,022
CASH AND CASH EQUIVALENTS, END OF PERIOD	$218,496	$235,671
Supplemental disclosure of cash flow information
Cash paid for interest expense	$52,482	$34,209
Cash paid for income taxes	$—	$—
Non-cash investing and financing activities:
Stock issued for acquisition	$300,000	$—
Operating lease liabilities and right of use asset	$1,751,204	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1Organization and Description of Business

iDoc Telehealth Solutions, Inc. (the “Company”) was incorporated in the state of Virginia on February 26, 2014. The Company subsequently changed its name to iDoc Virtual Telehealth Solutions, Inc. on September 10, 2018, and incorporated in the state of Texas. The Company is headquartered in Houston, Texas. The Company is one of the leading providers of tele-intensive acute care, and leading providers of tele-neurocritical care in high value hospital environments. The Company leverages its extensive telehealth platform, and neuro and general critical expertise to treat and monitor acutely ill patients with diseases of the brain, spinal cord, heart, and lungs that often have complicated medical problems. The Company is a virtual health services management company that is responding to the need for rapid, effective treatment of emergency patients and the shortage of critical care experts. The Company operates as a single operating and reportable segment.

Note 2Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are unaudited. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The inputs into the Company’s estimates and assumptions consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Those estimates are inherently subject to change and actual results could differ from those estimates, and the differences may be material to the consolidated financial statements.

The consolidated financial statements include the accounts of IDoc Virtual Telehealth Solutions, Inc., and its subsidiary, which is a 100% wholly owned subsidiary of the Company.

The accompanying consolidated financial statements reflect adjustments (including normal, recurring adjustments) necessary to present fairly the financial position of the Company as of September 30, 2022 and December 31, 2021, its results of operations, changes in stockholders’ equity, and statements of cash flows for the nine months ended September 30, 2022 and 2021, in conformity with U.S. GAAP. Interim results are not necessarily indicative of full year performance.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts stated in the consolidated financial statements and accompanying notes.

These judgments, estimates, and assumptions are used for, but not limited to, the determination of revenue recognition, the valuation of the Company’s common stock, allowance for doubtful accounts, and income taxes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and best estimates and judgments routinely require adjustment. Actual results could differ from those estimates.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. The Company’s federal tax return and any state tax returns are not currently under examination.

The Company has adopted Accounting Standards Codification (“ASC”) 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition

The Company recognizes revenue using a five-step model:

1) Identify the contract(s) with a customer;

2) Identify the performance obligation(s) in the contract;

3) Determine the transaction price;

4) Allocate the transaction price to the performance obligations in the contract; and

5) Recognize revenue when (or as) it satisfies a performance obligation.

Telemedicine Services

The Company enters into service contracts with hospitals or hospital systems, physician practice groups, and other users. Under the contracts, the customers pay a fixed monthly fee for tele-medicine consultation services. The fixed monthly fee provides for a predetermined number of daily, monthly, or annual physician hours of coverage. Under certain contracts, the Company receives payments from patients, third-party payers and others for services rendered. The third-party payers pay the Company based on contracted rates or the entities’ billed charges. Payments received from third-party payers are generally less than billed charges. The Company monitors its revenue and receivables from third-party payers and records an estimated contractual allowance to properly account for the differences between billed and reimbursed amounts. Revenue from third-party payers is presented net of an estimated provision for contractual adjustments. To facilitate the delivery of the consultation services, the facilities use telemedicine equipment and the company’s virtual health care platform, which is provided and installed by the Company. The Company also provides the hospitals with user training, maintenance and support services for the telemedicine equipment used to perform the consultation services. Prior to the start of a contract, customers generally make upfront nonrefundable payments to the Company when contracting for Company training, maintenance, equipment and implementation services.

Our customer contracts typically range in length from 2 to 3 years, with an automatic renewal process. We either invoice our customers for the monthly fixed fee in advance or at the end of the month, depending on the terms of the contract. Our contracts typically contain cancellation clauses with advance notice, therefore, we do not believe that we have any material outstanding commitment for future revenues beyond one year from the end of a reporting period.

Revenues are recognized when the Company satisfies its performance obligation to provide tele-physician hours and telemedicine consultation services. The consultations covered by the fixed monthly fee and obligation to provide on-demand consultations represented 29% and 43% of revenues for the nine months ended September 30, 2022 and 2021, respectively.

Telemedicine and general billing

The company enters into contracts with hospitals, physician practice groups, and other users for billing services. Medical billing services fees include amounts charged for ongoing billing, clinical-related, and other related services and are generally billed to the customer as a percentage of total collections. The Company does not recognize revenue for business services fees until these collections are made, as the services fees are not fixed and determinable until such time. Medical billing services fees also include amounts charged to customers for generating and mailing patient statements and are recognized as the related services are performed.

Our clients typically purchase one-year contracts that renew automatically upon completion. In most cases, our clients may terminate their agreements with 90 days notice without cause. We typically retain the right to terminate client agreements in a similar timeframe. Our clients are billed monthly, in arrears, based either upon a percentage of collections, minimum fees, flat fees, or per-claim fees where applicable. Invoices are generated within the first two weeks of the subsequent month and delivered to clients primarily by email.

Cost of Revenue

Cost of revenue consists primarily of expenses related to compensation-related expenses for the Company’s telehealth service providers, costs for third-party software and hardware services and independent medical providers, and other services used in connection with delivery and support of the Company’s telehealth platform.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents. The Company maintains its cash balances with commercial banks in non-interest-bearing accounts, which do not exceed the FDIC insured limits. Cash and cash equivalents include cash held in checking and savings accounts. The carrying amount of its cash equivalents approximates their fair value due to the short maturities of these instruments.

Accounts Receivable

The Company carries its accounts receivable at net realizable value. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of the Company’s clients to pay their invoices.

The allowance for doubtful accounts is calculated based on a general reserve for at risk balances considering the Company’s ability to collect collections as well as current credit conditions of third-party payers. The allowance for doubtful accounts was $600,308 and $254,437 as of September 30, 2022 and December 31, 2021, respectively.

Leases

The Company accounts for leases under ASU 2016-02, “Leases” (Topic 842). Based on this standard, the Company determines if an agreement is a lease at inception. Operating leases are included in right-of-use asset, current portion of right-of-use liability, and right-of-use liability, less current portion in the Company’s consolidated balance sheets.

As permitted under ASU 2016-02, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

Net Income (Loss) Per Common Share

The Company computes income (loss) per common share, in accordance with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. No potential dilutive common shares are included in the computation of any diluted per share amount when a loss is reported.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Fair Value of Financial Instruments

ASC subtopic 825-10, Financial Instruments (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Group are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

Fixed Assets

Fixed Assets are recorded at historical cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets. During the nine months ended September 30, 2022, the Company purchased office and medical equipment. They are being depreciated over three to five year useful lives.

Impairment of Long-lived and Intangible Assets

In accordance with ASC 360-10, the Company, on a regular basis, reviews the carrying amount of long-lived assets for the existence of facts or circumstances, both internally and externally, that suggest impairment. The Company determines if the carrying amount of a long-lived asset is impaired based on anticipated undiscounted cash flows, before interest, from the use of the asset. In the event of impairment, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined based on the appraised value of the assets or the anticipated cash flows from the use of the asset, discounted at a rate commensurate with the risk involved. There were no impairment charges recorded during the nine months ended September 30, 2022 and the year ended December 31, 2021.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses (“CECL”) to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning January 1, 2021, and the adoption did not have a material on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, to simplify how entities assess goodwill for impairment by eliminating Step 2 from the goodwill impairment test. As amended, the goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. This guidance is effective for the Company beginning January 1, 2021 and did not have a material impact on the consolidated financial statements.

In March 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, that simplifies the accounting for income taxes by removing certain exceptions to the general principles in such areas as intraperiod tax allocation, year-to-date losses in interim periods, and deferred tax liabilities related to outside basis differences. Amendments also include simplifications in other areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements, and interim recognition of enactment of tax laws or rate changes. This guidance is effective for the Company beginning January 1, 2021 and did not have a material impact on the consolidated financial statements.

In August 2021, the FASB issued ASU No. 2021-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“AUS 2021-06”). ASU 2021-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP.

Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2021-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2021-06 will be effective January 1, 2024, for the Company. Early adoption is permitted, but no earlier than January 1, 2022, including interim periods within that year. Management is currently evaluating the effect of the adoption of ASU 2021-06 on the consolidated financial statements, but currently does not believe ASU 2021-06 will have a significant impact on the Company’s consolidated financial statements.

Note 3Business acquisition

Encompass Medical Billing, LLC

On January 1, 2022 the Company entered into a stock purchase agreement with Encompass Medical Billing, LLC. (“Encompass”). In connection with the agreement, the Company issued 22 shares of common stock valued at $300,000.

Consideration
22 shares of common stock issued to the sellers	$300,000
Total consideration	$300,000

Fair values of identifiable net assets and liabilities:
Assets
Cash	$39,313
Accounts receivable	157,954
Total assets	197,267

Liabilities
Accounts payable	7,343
Total liabilities	7,343

Total fair value of identifiable net assets and liabilities	$189,924

Goodwill (consideration given minus fair value of identifiable net assets and liabilities)	$110,076

The Company analyzed the acquisition under applicable guidance and determined that the acquisition should be accounted for as a business combination in accordance with ASC 805, Business Combinations. The acquisition resulted in $110,076 in goodwill which is recorded on the reporting unit’s books. The values assigned to the balance sheet items are based on the Company’s estimates and assumptions. Those estimates are inherently subject to change and actual results based on a future valuation of the Company’s consideration in the transaction and total fair value of identifiable net assets and liabilities of Encompass could differ from those estimates, and the differences may be material to the consolidated financial statements.

The initial accounting for the business combination is not completed and the fair value of the acquired identifiable intangible assets are provisional pending receipt of the final valuations for those assets.

The unaudited pro forma condensed combined balance sheet presents the historical balance sheets of the Company and Encompass as of December 31, 2021 and accounts for the merger of Encompass with the Company as the accounting acquirer giving effect to the transaction as if it had occurred as of December 31, 2021. The Company’s balance sheet information was derived from its audited balance sheet as of December 31, 2021, whereas the Encompass balance sheet information was derived from its unaudited balance sheet as of December 31, 2021. The statement of operations information for the Company was based on its unaudited statement of operations for the nine months ending September 30, 2021. The statement of operations information for Encompass was based on its unaudited statement of operations for the nine months ending September 30, 2021.

The results of operations were combined giving effect to the transaction as if it occurred on January 1, 2021, and reflecting the pro forma adjustments expected to have a continuing impact on the combined results. The unaudited pro forma combined financial statements are for informational purposes only. They do not purport to indicate the results that would have actually been obtained had the acquisitions been completed on the assumed dates or for the periods presented, or that may be realized in the future. The unaudited pro forma financial information does not reflect the impact of any reorganization or restructuring expenses or operating efficiencies resulting from the transaction.

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2021

Total current assets	$3,459,405
Total Assets	$3,723,864
Total current liabilities	$1,307,891
Total liabilities	1,961,935
Total stockholders’ equity	1,761,929
Total liabilities and stockholders’ equity	$3,723,864

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

Net revenue	$5,997,618
Net income	$980,019
Net income per share – basic and diluted	$244
Weighted average number of shares of common
Stock outstanding – basic and diluted	4,011

Note 4   Fixed Assets

The components of fixed assets are summarized below:

	September 30,	December 31,
	2022	2021
Office equipment	$8,799	$—
Medical equipment	9,326	—
	18,125	—
Less accumulated. depreciation	—	—
Fixed Assets, net	$18,125	$—

During the three months ended September 30, 2022, the Company purchased office equipment and medical equipment with useful life of 3 and 5 years, respectively. No depreciation expense was recorded during the nine months ending September 30, 2022 and for the year ending December 31, 2021.

Note 5   Goodwill

At September 30, 2022 and December 30, 2021 goodwill consisted of the following:

	2022	2021
Beginning balance	$—	$—
Business combinations – Note 3	110,076	—
Ending balance	$110,076	$—

There was no impairment identified for the nine months ended September 30, 2022 and the year ended December 31, 2021.

Note 6Leases

Operating Leases

The Company leases office space in Houston, Texas (“Texas Lease”), Atlanta, Georgia (“Georgia Lease”) and Lakewood, Colorado (“Colorado Lease”). The Texas Lease was renewed on February 1, 2022 and ends on January 31, 2027, the Georgia Lease commenced on May 25, 2021 and ended on June 24, 2022. The Company commenced a new Georgia lease on June 1, 2022 that ends on May 31, 2027 and the Colorado Lease commenced on April 1, 2020 that ends on March 31, 2023. The monthly lease payments for the Texas Lease are $10,000, and for the Georgia Lease are $6,000 for the lease commenced on June 1, 2022. The monthly lease payments for the Georgia lease terminated on June 24, 2022 were $4,097. The monthly lease payments for the Colorado Lease are $4,678 between April 1, 2020 and March 31, 2021, $4,851 between April 1, 2021 and March 31, 2022 and $5,024 between April 1, 2022 and March 31, 2023.

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value is the Company’s incremental borrowing rate, estimated to be 5.00%, as the interest rate implicit in most of its leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term.

During the nine months ended September 30, 2022 and 2021, the Company recorded $182,957 and $127,239 as operating lease expense which is included in general and administrative expenses on the consolidated statements of operations. During the three months ended September 30, 2022 and 2021, the Company recorded $63,073 and $36,822 as operating lease expense which is included in general and administrative expenses on the consolidated statements of operations.

Operating right-of- use assets are summarized below:

	September 30, 2022	December 30, 2021
Office Lease	$1,130,642	$299,826
Less accumulated amortization	(286,597)	(265,443)
Right-of-use, net	$844,045	$34,383

Operating lease liabilities are summarized below:

	September 30, 2022	December 30, 2021
Office Lease	$844,045	$34,383
Less: current portion	(208,631)	(34,383)
Long term portion	$635,414	$—

Future minimum rent payments under the operating lease are as follows:

As of
September 30, 2022
Year ending December 31, 2022	$63,073
Year ending December 31, 2023	212,097
Year ending December 31, 2024	192,000
Year ending December 31, 2025	192,000
Year ending December 31, 2026	192,000
Year ending December 31, 2027	40,000
Total future minimum lease payments	891,170
Less imputed interest	(47,125)
PV of Payments	$844,045

Finance leases

Commencing during the quarter ended September 30, 2022, the Company leases office equipment under three finance leases with the combined monthly payments of $20,313. The leases mature on June 2026 and August 2026. Equipment lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date.

Finance right-of- use assets are summarized below:

	September 30, 2022	December 30, 2021
Equipment Lease	$849,662	$—
Less accumulated amortization	(40,437)	—
Right-of-use, net	$809,225	$—

Finance lease liabilities are summarized below:

	September 30, 2022	December 30, 2021
Office Lease	$814,220	$—
Less: current portion	(243,758)	—
Long term portion	$570,462	$—

Future minimum rent payments under the finance lease are as follows:

As of September 30, 2022
Year ending December 31, 2022	$60,940
Year ending December 31, 2023	243,758
Year ending December 31, 2024	243,758
Year ending December 31, 2025	243,758
Year ending December 31, 2026	136,484
Total future minimum lease payments	928,698
Less imputed interest	(114,478)
PV of Payments	$814,220

Expenses incurred with respect to the Company’s finance leases during the three months and nine months ended September 30, 2022 and 2021 which are included in general and administrative expenses on the consolidated statements of operations are set forth below.

	Three months Ended September 30, 2022	Three months Ended September 30, 2021	Nine months Ended September 30, 2022	Nine months Ended September 30, 2021
Finance lease amortization	$40,437	$—	$40,437	$—
Finance lease interest	10,892	—	10,892	—
Total finance lease expense	$51,329	$—	$51,329	$—

The weighted average remaining lease term and the weighted average discount rate on the finance leases at September 30, 2022 and December 31, 2021 are set forth below.

	September 30, 2022	December 30, 2021
Weighted average remaining lease term	3.8 years	—
Weighted average discount rate	6.92%	—

Note 7Line of Credit and notes payable

The following is a summary of notes payable and line of credit as of September 30, 2022 and December 31, 2021:

	September 30,	December 31,
Notes Payable & Line of Credit	2022	2021
Note payable issued November 29, 2021 (Face Value: $654,044)	$480,143	$654,044
Line of credit issued November 29, 2021 (Face Value: $500,000)	495,000	425,000
Note payable issued December 1, 2021 (Face Value: $1,500,700)	1,500,600	—
Total notes payable and line of credit	$2,475,743	$1,079,044

Required principal payments under the Company’s notes payable and line of credit are as follows for the year ending:

September 30, 2023	$711,558
September 30, 2024	253,293
September 30, 2025	75,141
September 30, 2026	39,009
September 30, 2027	40,497
Thereafter	1,356,245
Total	$2,475,743

Notes payable

On November 29, 2021, the Company received a $654,044 promissory note from a bank, collateralized by all the assets of the Company. Interest is payable monthly at the annual fixed rate of 4.284%. The promissory note matures on November 29, 2024. There are no financial commitments or covenants on the line of credit. As of September 30, 2022, the Company had an outstanding balance of $480,143 on this promissory note. The Company is required to pay the loan in 36 payments of $19,409. For the nine months ended September 30, 2022, the Company paid and recorded $20,190 in interest related to the line of credit and $0 and $2,983 in interest is accrued at September 30, 2022 and December 31, 2021, respectively. For the three months ended September 30, 2022, the Company paid and recorded $5,663 in interest related to the line of credit.

On December 1, 2021, the Company received a promissory note from a bank in the amount of $500,000. On February 25, 2022, the Company received an extension of $1,000,700 on the promissory note. The promissory note is collateralized by all the assets of the Company and the private property of the Company’s CEO. Interest is accrued monthly at the annual fixed rate of 3.75%. The promissory note matures on December 1, 2051. There are no financial commitments or covenants on the promissory note. As of September 30, 2022, the Company had an outstanding balance of $1,500,600 on the promissory note. Commencing on January 1, 2024, the Company is required to make monthly installment payments, including principal and interest, of $7,682, The Company recorded $8,569 and $17,090 in interest related to the line of credit for the three and nine months ended September 30, 2022, respectively. Accrued interest balance as of September 30, 2022 and December 31, 2021 are $17,090 and $0, respectively.

Line of credit

On November 29, 2021, the Company received a revolving line of credit from the same bank as the promissory note in the amount of $500,000. The line of credit is collateralized by all the assets of the Company. Interest is payable monthly at 1.25% above the Wall Street Journal prime rate (6.25% at September 30, 2022). The line of credit matures on February 28, 2023. There are no financial commitments or covenants on the line of credit. As of September 30, 2022, the Company had an outstanding balance of $495,000 on the line of credit. The Company paid and recorded $ 21,400 and $8,332 in interest related to the line of credit for the nine and three months ended September 30, 2022, respectively. Accrued interest balance as of September 30, 2022 and December 31, 2021 was $0 and $1,139, respectively.

Note 8	Related party

During the nine months ended September 30, 2022, the Company advanced $35,732 in cash to the CEO through a company controlled by him. During the year ended December 31, 2021, $56,110 was repaid by the Company’s owners. The balance in the due from related party payable at September 30, 2022 and December 31, 2021 was $537,092 and $501,360, respectively.

The Company paid $45,100 and $54,986 on auto leases on behalf of the CEO for the nine months ended September 30, 2022 and 2021, respectively. The Company paid $14,550 and $22,286 on auto leases on behalf of the CEO for the three months ended September 30, 2022 and 2021, respectively. The Company made office space lease payments of $114,000 and $90,000 to the CEO during the nine months ended September 30, 2022 and 2021, respectively. The Company made office space lease payments of $48,000 and $30,000 to the CEO during the three months ended September 30, 2022 and 2021, respectively.

Note 9Commitments contingencies and concentration risk

Contingencies

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450, Contingencies. Litigation and contingency accruals are based on our assessment, including advice of legal counsel, regarding the expected outcome of litigation or other dispute resolution proceedings. If the Company determines that an unfavorable outcome is probable and can be reasonably assessed, it establishes the necessary accruals. As of September 30, 2022 and December 31, 2021, the Company has no contingent liabilities reflected in the Consolidated Financial Statements.

Indemnities

The Company generally indemnifies its customers for the services it provides under its contracts, as well as other specified liabilities, which may subject the Company to indemnity claims, liabilities, and related litigation. As of September 30, 2022 and December 31, 2021, the Company was not aware of any material asserted or unasserted claims in connection with these indemnity obligations.

Major Customer Concentration

The Company has two customers whose revenue accounted for approximately 25% of the Company's total revenue for the nine months ended September 30, 2022. The Company has two customers whose revenue accounted for approximately 41% of the Company's total revenue for the nine months ended September 30, 2021. The Company has one customer whose revenue accounted for approximately 12% of the Company's total revenue for the three months ended September 30, 2021.

The Company has no customers whose accounts receivable represented 10% or more of the Company’s total accounts receivable.

Note 10Income taxes

The components of income tax expense for the nine months ended September 30 were as follows:

	2022	2021
Income before taxes	$396,543	$1,521,057
Expected United States income tax expense at statutory rate of 21%	$70,358	$300,257
Expected State income tax expense at statutory rate of 6%	25,072	91,264
Total income tax expense	$95,430	$391,521

As of September 30, 2022 and 2021, the Company had no material net operating loss or tax credit carryforwards. As of September 30, 2022 and 2021, the Company had no provision for uncertain tax positions and no provisions for penalties or interest. In addition, the Company does not believe that there are any uncertain tax benefits that could be recognized in the near future that would impact the Company’s effective tax rate.

Note 11	Subsequent Events

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to September 30, 2022, through the date when the consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.

Annex A

Execution Version

SECOND AMENDED AND RESTATED

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

DIGITAL HEALTH ACQUISITION CORP.,

DHAC MERGER SUB I, INC.,

DHAC MERGER SUB II, INC.,

VSEE LAB, INC.,

AND

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

DATED AS OF OCTOBER 6, 2022

SCHEDULES AND EXHIBITS

Schedule A	Required Governing Documents Proposals
Schedule B	PIPE Investors
Exhibit A	Form of Parent Certificate of Incorporation
Exhibit B	Form of Parent Certificate of Designations
Exhibit C	Form of Parent Bylaws
Exhibit D	Form of Parent Incentive Equity Plan
Exhibit E	Stock Option Grants

SECOND AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

This SECOND AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of October 6, 2022, is made by and among Digital Health Acquisition Corp., a Delaware corporation (“Parent”), DHAC Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), DHAC Merger Sub II, Inc., a Texas corporation (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”), VSee Lab, Inc., a Delaware corporation (“VSee”), and iDoc Virtual Telehealth Solutions, Inc., a Texas corporation (“iDoc,” and together with VSee, the “Company Parties”). Parent, Merger Subs and the Company Parties shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, on June 15, 2022, the Parties entered into that certain Business Combination Agreement, which was amended and restated on August 9, 2022 by that certain Amended and Restated Business Combination Agreement (as amended and restated, the “Original Agreement”);

WHEREAS, the Parties desire to amend and restate the Original Agreement in its entirety pursuant to this Agreement in order to amend certain terms in respect of the transactions contemplated hereby;

WHEREAS, (a) Parent is a blank check company incorporated as a Delaware corporation on March 30, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, and (b) each Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of Parent that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of Parent, Parent is required to provide an opportunity for its shareholders to have their outstanding Parent Common Stock redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Parent Stockholder Approval;

WHEREAS, as of the date of this Agreement, Digital Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”), owns 2,630,250 shares of Parent Common Stock and the Other Stockholders collectively own 801,750 shares of Parent Common Stock;

WHEREAS, concurrently with the execution of this Agreement, each director and officer (to the extent such persons are stockholders) and certain greater than 5% stockholders of the Company Parties (collectively, the “Supporting Company Persons”) will execute and deliver to the Parent a second amended and restated transaction support agreement (the “Support Agreement”), pursuant to which, among other things, each such Supporting Company Person agrees to, among other things, (a) support and vote in favor of this Agreement, the Ancillary Documents to which each Company Party is or will be a party and the transactions contemplated hereby and thereby (including the Mergers), (b) not effect any sale or distribution of any Equity Securities of the Company Parties held by such stockholders subject to the terms described therein and (c) take, or cause to be taken, any actions necessary or advisable to support the termination of certain agreements to be terminated effective as of the Closing;

WHEREAS, concurrently with the execution of this Agreement, Parent entered into an amended and restated securities purchase agreement (as amended and restated, the “PIPE Purchase Agreement”), with the investors set forth on Schedule B pursuant to which, among other things, the investors party thereto (the “PIPE Investors”) agreed to subscribe for and purchase on the Closing Date immediately prior to the Closing, and Parent will agree to issue and sell to each such PIPE Investor on the Closing Date immediately prior to the Closing, (a) shares of Parent Preferred Stock convertible into shares of Parent Common Stock with the rights, preferences, and privileges set forth on the Parent Certificate of Designations, substantially in the form attached hereto as Exhibit B (the “PIPE Preferred Stock”), and (b) warrants exercisable for shares of Parent Common Stock (the “PIPE Warrants,” and the financing under the PIPE Purchase Agreement hereinafter referred to as, the “PIPE Financing”);

WHEREAS, On October 5, 2022, Parent, VSee and iDoc entered into a securities purchase agreement (the “Bridge Purchase Agreement”), with the investors set forth on Schedule C pursuant to which, among other things, the investors party thereto (the “Bridge Investors”) agreed to subscribe for and purchase, prior to the Closing, and Parent will agree to issue and sell to each such Bridge Investor prior to the Closing, (a) senior secured promissory notes (the “Bridge Notes”), (b) warrants exercisable for shares of Parent Common Stock (the “Bridge Warrants”), and (c) shares of Parent Common Stock (the “Bridge Commitment Shares,” and the financing under the Bridge Purchase Agreement hereinafter referred to as, the “Bridge Financing”);

WHEREAS, on the Closing Date, (a) (i) each share of VSee Preferred Stock will be automatically converted as of immediately prior to the Effective Time into VSee Common Stock, (ii) Merger Sub I will merge with and into VSee (the “VSee Merger”), with VSee as the surviving company in the VSee Merger and, after giving effect to the VSee Merger, VSee will be a wholly-owned Subsidiary of Parent, (iii) each share of VSee Common Stock (including the shares of VSee Common Stock issued in connection with the conversion of VSee Preferred Stock) will be automatically converted as of the Effective Time into the right to receive its merger consideration consisting of Parent Common Stock on the terms and subject to the conditions set forth in this Agreement and (b) (i) Merger Sub II will merge with and into iDoc (the “iDoc Merger,” and together with the VSee Merger, the “Mergers”), with iDoc as the surviving company in the iDoc Merger and, after giving effect to the iDoc Merger, iDoc will be a wholly-owned Subsidiary of Parent, and (ii) each share of iDoc Common Stock will be automatically converted as of the Effective Time into the right to receive its merger consideration consisting of Parent Common Stock on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Parent Board has (a) approved this Agreement, the Ancillary Documents to which Parent is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Mergers) by the holders of Parent Shares entitled to vote thereon;

WHEREAS, the board of directors of each Merger Sub has approved this Agreement and the Ancillary Documents to which such Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Mergers);

WHEREAS, Parent, as the sole stockholder of each Merger Sub, will as promptly as reasonably practicable following the date of this Agreement, approve this Agreement, the Ancillary Documents to which such Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Mergers);

WHEREAS, the board of directors of each Company Party has (a) approved this Agreement, the Ancillary Documents to which such Company Party is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) and (b) recommended, among other things, the approval of this Agreement, the Ancillary Documents to which such Company Party is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) by the holders of the applicable Company Parties Stock entitled to vote thereon; and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, (b) that the VSee Merger shall constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (c) that the iDoc Merger shall constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (clauses (a)-(c), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Closing PIPE Proceeds” means the aggregate cash proceeds actually received by any Parent Party in respect of the PIPE Financing (whether prior to or on the Closing Date).

“Aggregate Transaction Proceeds” means an amount equal to the sum of (i) the aggregate cash proceeds available for release to any Parent Party from the Trust Account in connection with the transactions contemplated hereby (after, for the avoidance of doubt, giving effect to all of the Parent Stockholder Redemptions) and (ii) the Aggregate Closing PIPE Proceeds.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.3.

“Ancillary Documents” means the Support Agreement, the PIPE Purchase Agreement, the PIPE Warrants, the PIPE Lock-up Agreements, the Bridge Purchase Agreement, the Bridge Notes, the Bridge Warrants, the Escrow Agreements and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby, including without limitation, the PIPE Financing and the Bridge Financing.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.

“Basket” has the meaning set forth in Section 8.3(a)(i).

“Bridge Financing” has the meaning set forth in the recitals to this Agreement.

“Bridge Investors” has the meaning set forth in the recitals to this Agreement.

“Bridge Commitment Shares” has the meaning set forth in the recitals to this Agreement.

“Bridge Notes” has the meaning set forth in the recitals to this Agreement.

“Bridge Warrants” has the meaning set forth in the recitals to this Agreement.

“Bridge Purchase Agreement” has the meaning set forth in the recitals to this Agreement.

“Business Combination Proposal” has the meaning set forth in Section 5.8.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business, provided that banks shall be deemed to be generally open for the general transaction of business in the event of a “shelter in place” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (as may be amended or modified), together with all rules and regulations and guidance issued by any Governmental Entity with respect thereto.

“Certificates” has the meaning set forth in Section 2.1(d)(ii).

“Certificates of Merger” means the VSee Certificate of Merger together with the iDoc Certificate of Merger.

“Claim” has the meaning set forth in Section 8.4(a).

“Claim Notice” has the meaning set forth in Section 8.4(a).

“Closing” has the meaning set forth in Section 2.2.

“Closing Company Parties Financial Statements” has the meaning set forth in Section 3.4(a).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“Closing Statement” has the meaning set forth in Section 2.4.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases a Company Party or any of its controlled Affiliates or (ii) all or a material portion of assets or businesses of a Company Party or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity or similar investment in a Company Party or any of its controlled Affiliates (other than the issuance of the applicable class of shares of capital stock of a Company Party upon the exercise or conversion of any VSee Options outstanding on the date of this Agreement in accordance with the terms of the Company Parties Equity Plans and the underlying grant, award or similar agreement). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including, without limitation, (a) the fees and expenses of legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, and (b) any other fees, expenses, commissions or other amounts that are allocated to any Group Company pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any Parent Expenses.

“Company IT Systems” means all computer systems, computer software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, licensed or leased by a Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company Parties to consummate the Mergers in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) acts of war, sabotage or terrorism (including cyberterrorism) in the United States or any other territories in which a material portion of the business of the Group Companies is located, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country, changes in exchange rates for the currencies of any countries and changes in commodity prices and fuel costs, (iv) changes in any applicable Laws, GAAP or enforcement or interpretation thereof (in each case as of the date hereof), (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(b) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company Parties).

“Company Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Parties D&O Persons” has the meaning set forth in Section 5.15(a).

“Company Parties Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Parent by the Company Parties on the date of this Agreement.

“Company Parties Equity Plans” means the VSee Equity Plan.

“Company Parties Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.2(e) and Section 3.2(h) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (No Company Material Adverse Effect) and Section 3.17 (Brokers).

“Company Parties Owned Intellectual Property” means all Intellectual Property Rights that are owned by the Group Companies.

“Company Parties Stock” means shares of VSee Common Stock, VSee Preferred Stock, iDoc Common Stock.

“Company Parties Stockholder Written Consent Deadline” has the meaning set forth in Section 5.13(a).

“Company Parties Stockholders” means, collectively, the holders of Company Parties Stock as of any determination time prior to the Effective Time.

“Company Parties Stockholders Agreements” means the VSee Stockholder Agreements.

“Company Party D&O Tail Policy” has the meaning set forth in Section 5.15(c).

“Company Party Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.

“Company Party Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of any Group Company.

“Company Party Stockholder Written Consent” has the meaning set forth in Section 5.13(a).

“Company Product” means each product candidate that is being researched, tested, developed or manufactured by or on behalf of the Group Companies.

“Company Related Party” has the meaning set forth in Section 3.19.

“Company Related Party Transactions” has the meaning set forth in Section 3.19.

“Confidentiality Agreement” means collectively, (i) the Mutual Non-Disclosure Agreement, dated as of November 11, 2021, by and between Parent and VSee; and (ii) the Mutual Non-Disclosure Agreement, dated as of November 11, 2021, by and between Parent and iDoc.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Continental” means Continental Stock Transfer & Trust Company.

“Contract” or “Contracts” means any written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Creator” has the meaning set forth in Section 3.13(e).

“Crypto Currency” has the meaning set forth in Section 3.20(f).

“DGCL” means the General Corporation Law of the State of Delaware.

“Directors Proposal” has the meaning set forth in Section 5.8.

“Dissenting Shares” has the meaning set forth in Section 2.8.

“Distributable Cash” means Aggregate Transaction Proceeds in excess of $10,000,000.

“Effective Time” has the meaning set forth in Section 2.1(a)(iii).

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other benefit or compensatory plan, program, policy or Contract pertaining to any current or former director, manager, officer, employee, individual independent contractor or other service provider that any Group Company maintains, sponsors or contributes to, or under or with respect to which any Group Company has any Liability (including as a result of its relationship to any ERISA Affiliate), other than any plan sponsored or maintained by a United States Governmental Entity.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.

“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.8.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any person that is or at time was treated as a single employer with any Group Company under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” has the meaning set forth in Section 2.6(j).

“Escrow Agreements” has the meaning set forth in Section 2.6(j).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.6(a).

“Exchange Fund” has the meaning set forth in Section 2.6(c).

“Expiration Date” has the meaning set forth in Section 8.1.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“FDA Laws” means all Laws applicable to the operation of the Company Parties’ respective businesses related to the research, investigation, development, production, marketing, distribution, storage, shipping, transport, advertising, labeling, promotion, sale, export, import, use handling and control, safety, efficacy, reliability or manufacturing of medical devices, including (a) the Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. 301 et. seq.) (“FDCA”), (b) the Public Health Service Act of 1944, (c) the rules and regulations promulgated and enforced by FDA thereunder, including, as applicable, those requirements relating to GMP (including the FDA’s Quality System Regulation contained in 21 C.F.R. Part 820), investigational use (including 21 C.F.R. Part 812), premarket notification and premarket approval and applications to market new medical devices (including as set forth in 21 C.F.R. Parts 807 and 814), (d) Laws governing the conduct of non-clinical laboratory studies, including FDA’s GLPs (including those contained in 21 C.F.R. Part 58), (e) Laws governing the development, conduct, performance, monitoring, subject informed consent, auditing, recording, analysis and reporting of clinical trials, including FDA’s Good Clinical Practice regulations contained in 21 C.F.R. Parts 11, 50, 54, 56 and 812, (f) Laws governing data-gathering activities relating to the detection, assessment, and understanding of adverse events (including adverse event and malfunction reporting under 21 C.F.R. Part 803) and field actions (including as set forth in 21 C.F.R. Part 806) and (g) all comparable state, federal or foreign Laws relating to any of the foregoing.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“First Indemnity Release Date” has the meaning set forth in Section 8.6(b)(i).

“Foreign Benefit Plan” means each Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors or other individual service providers located outside of the United States.

“GAAP” means United States generally accepted accounting principles.

“GCP” means good clinical practice requirements set forth under the FDCA and implementing regulations, or any applicable similar foreign Laws, relating to the conduct, designing, recording and reporting of clinical trials that involve the participation of human subjects, as promulgated or endorsed by the FDA or applicable Governmental Entity.

“GLP” means good laboratory practice requirements set forth under the FDCA and implementing regulations, or any applicable similar foreign Laws, relating to non-clinical or research laboratory studies as promulgated or endorsed by the FDA or applicable Governmental Entity.

“GMP” means the good manufacturing practice requirements set forth under the FDCA and implementing regulations, including, but not limited to 21 C.F.R. Part 820, or any applicable similar foreign Laws, as promulgated or endorsed by the FDA or applicable Governmental Entity.

“Governing Document Proposals” has the meaning set forth in Section 5.8.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private).

“Group Company” means any of each Company Party and its Subsidiaries and “Group Companies” means, collectively, (a) VSee and its Subsidiaries and (b) iDoc and its Subsidiaries.

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

“Health Care Payor Program” means any state, federal, or private health care program, including Medicare, TRICARE and Medicaid, worker’s compensation, and any private third party reimbursement program, and all other health maintenance organizations, preferred provider organizations, health benefit plans, health insurance plans, alternative delivery systems, managed care systems and other third party reimbursement and payment programs.

“Healthcare Law” means all Laws relating to healthcare regulatory matters applicable to the respective Company Parties’ businesses, including: (a) Laws governing participation under and payment for services rendered to beneficiaries of Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), and any other foreign, federal or state governmental healthcare programs, (b) the Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b), the Stark Law (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Federal Health Care Fraud Law (18 U.S.C. § 1347), and any similar state fraud and abuse Laws, and each of their respective implementing regulations (collectively, “Healthcare Fraud Laws”) (c) HIPAA and any Laws governing the privacy, security, integrity, accuracy, transmission, storage, or other protection of healthcare information, (d) the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h); (e) the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), (f) Laws related to the licensure, certification, qualification or authority to transact business relating to the delivery of, or payment for, or both the provision of or payment for, health care services service, and (g) the Exclusion Laws (42 U.S.C. § 1320a-7), in each case, as amended, and all regulations and guidance promulgated pursuant thereto.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and their respective implementing regulations.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“iDoc” has the meaning set forth in the introductory paragraph to this Agreement.

“iDoc Certificate of Merger” has the meaning set forth in Section 2.1(a)(iv).

“iDoc Closing Consideration” means an amount equal to (1) $49,500,000, minus (2) the aggregate amount of iDoc’s Company Expenses.

“iDoc Common Stock” means the shares of iDoc Common Stock, par value $1.00 per share.

“iDoc Dissenting Shares” has the meaning set forth in Section 2.8.

“iDoc Indemnity Escrow Account” has the meaning set forth in Section 2.6(j).

“iDoc Indemnity Escrow Shares” has the meaning set forth in Section 2.6(j).

“iDoc Merger” has the meaning set forth in the recitals to this Agreement.

“iDoc Outstanding Shares” means the total number of shares of iDoc Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to iDoc Common Stock basis.

“iDoc Per Share Stock Consideration” means a number of shares of Parent Common Stock equal to (a) (1) the iDoc Stock Consideration, divided by (2) the total number of iDoc Outstanding Shares, divided by (b) $10.

“iDoc Pre-Closing Tax Return” means any Tax Return of iDoc or any of its Subsidiaries with respect to any Pre-Closing Tax Period and which has a filing due date, including all applicable extensions, on or before the Closing Date.

“iDoc Pre-Closing Taxes” means, without duplication, (i) any and all Taxes of or imposed on iDoc or any of its Subsidiaries for any and all Pre-Closing Tax Periods, (ii) any and all Taxes of an “affiliated group” (as defined in Section 1504 of the Code) (or affiliated, consolidated, unitary, combined or similar group under applicable Law) of which iDoc or any of its Subsidiaries is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local or foreign Law), (iii) any and all Taxes of or imposed on iDoc or any of its Subsidiaries as a result of transferee, successor or similar Liability (including bulk transfer or similar laws) which Taxes relate to an event or transaction occurring on or before the Closing Date, and (iv) any and all Taxes arising from a failure by iDoc or any of its Subsidiaries to file any iDoc Pre-Closing Tax Return; provided, however, that iDoc Pre-Closing Taxes shall not include (A) any and all Taxes to the extent such Taxes are taken into account in the determination of Indebtedness of iDoc or otherwise reduce the iDoc Closing Consideration, the iDoc Stock Consideration, or the iDoc Per Share Stock Consideration, (B) any and all Taxes resulting from the filing of any election after the Closing Date having retroactive effect to any Pre-Closing Tax Period, and (C) any and all Taxes attributable to any accounting method change from the cash receipts and disbursements method to the accrual method with respect to iDoc or its Subsidiaries as a result of the transactions contemplated by this Agreement. For purposes of determining the portion of any iDoc Pre-Closing Taxes with respect to the portion of any Straddle Period ending on the Closing Date, the amount of any Taxes (based on or measured by sales, payroll, income or receipts) for the portion of such Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date. In the case of any other Taxes that are payable with respect to a Straddle Period, the portion of such Tax which relates to the portion of such Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

“iDoc Stock” means iDoc Common Stock.

“iDoc Stock Consideration” means 100% of the fair market value (determined as of the Closing Date) of the iDoc Closing Consideration.

“iDoc Stockholders” means the holders of iDoc Stock.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt instrument or security, (c) obligations for the deferred purchase price of property, services or assets, including “earn-outs” and “seller notes”, (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) payment obligations of a third party secured by any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) leases required to be capitalized under GAAP, (g) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (h) any of the obligations of any other Person of the type referred to in clauses (a) through (g) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Indemnifying Party” has the meaning set forth in Section 8.4(a).

“Indemnified Party” has the meaning set forth in Section 8.1.

“Indemnity Escrow Accounts” has the meaning set forth in Section 2.6(j).

“Indemnity Escrow Shares” has the meaning set forth in Section 2.6(j).

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, semiconductor layouts, mask files, drawings, and manufacturing processes, whether patentable or not; (e) rights in or to Software or other technology; and (f) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940.

“IPO” has the meaning set forth in Section 9.17.

“IRS” means the United States Internal Revenue Service.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Latest Balance Sheet Date” has the meaning set forth in Section 3.4(b).

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Letter of Transmittal” means the letter of transmittal as proposed by the Exchange Agent and mutually agreed to by each of Parent and the Company Parties (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Losses” has the meaning set forth in Section 8.2(a).

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Merger Sub I” has the meaning set forth in the introductory paragraph to this Agreement.

“Merger Sub II” has the meaning set forth in the introductory paragraph to this Agreement.

“Merger Subs” has the meaning set forth in the introductory paragraph to this Agreement.

“Mergers” has the meaning set forth in the recitals to this Agreement.

“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.

“Nasdaq” means the Nasdaq Global Market.

“Nasdaq Proposal” has the meaning set forth in Section 5.8.

“Non-Party Affiliate” has the meaning set forth in Section 9.12.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to, or otherwise made available (e.g., as a remotely accessed service) to, any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time license fee of less than $50,000 per license or an ongoing licensee fee of less than $10,000 per year.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other Parent Stockholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of Parent Common Stock entitled to vote thereon,

“Other Stockholders” means Scott Wolf, Daniel Sullivan, SCS Capital Partners, LLC, Brent Willis, Frank Ciufo, George McNellage, Scott Metzger, Andrew Singer, Lane Ostrow and Basil Harris.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Parent” has the meaning set forth in the introductory paragraph to this Agreement.

“Parent Acquisition Proposal” means (a) any transaction or series of related transactions under which Parent or any Affiliates controlled by Parent, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Person(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in Parent or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Parent Acquisition Proposal.

“Parent Board” means the board of directors of Parent.

“Parent Board Recommendation” has the meaning set forth in Section 5.8.

“Parent Bylaws” has the meaning set forth in the recitals to this Agreement.

“Parent Certificate of Designations” means the Certificate of Designations to be filed with the Secretary of State of the State of Delaware establishing the PIPE Preferred Stock as a series of Parent Preferred Stock, and setting forth the rights, preferences, and privileges of the PIPE Preferred Stock as attached hereto as Exhibit B, and as such Certificate of Designations may be amended or restated from time to time.

“Parent Certificate of Incorporation” means the form of Second Amended and Restated Certificate of Incorporation of Parent, in substantially the form attached hereto as Exhibit A.

“Parent Common Stock” means Parent’s common stock, par value $0.0001 per share.

“Parent D&O Persons” has the meaning set forth in Section 5.14(a).

“Parent Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company Parties by Parent on the date of this Agreement.

“Parent Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a Parent Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Parent Party, (b) amounts due to the underwriters of Parent’s initial public offering for their deferred underwriting commissions and (c) any other fees, expenses, commissions or other amounts that are allocated to any Parent Party pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, Parent Expenses shall not include any Company Expenses.

“Parent Financial Statements” means all of the financial statements of Parent included in the Parent SEC Reports.

“Parent Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers), Section 4.6 (Capitalization of the Parent Parties) and Section 4.12 (Business Activities).

“Parent Incentive Equity Plan” has the meaning set forth in Section 5.18.

“Parent Indemnified Parties” has the meaning set forth in Section 8.2(a).

“Parent Liabilities” means, as of any determination time, the aggregate amount of Liabilities of the Parent Parties that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, Parent Liabilities shall not include any Parent Expenses.

“Parent Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Parent Parties, taken as a whole, or (b) the ability of any Parent Party to consummate the Mergers in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) acts of war, sabotage or terrorism (including cyberterrorism) in the United States or any other territories in which a material portion of the business of the Parent Parties is located, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country, changes in exchange rates for the currencies of any countries and changes in commodity prices and fuel costs, (iv) changes in any applicable Laws, GAAP or enforcement or interpretation thereof (in each case as of the date hereof), (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Parent Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Parent Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any Parent Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Parent Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Parent Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the Parent Parties operate.

“Parent Non-Party Affiliates” means, collectively, each Parent Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any Parent Related Party (other than, for the avoidance of doubt, any Parent Party).

“Parent Parties” means, collectively, Parent, Merger Sub I and Merger Sub II.

“Parent Preferred Stock” means Parent’s Series A Convertible Preferred Stock, par value $0.0001 per share.

“Parent Related Parties” has the meaning set forth in Section 4.9.

“Parent Related Party Transactions” has the meaning set forth in Section 4.9.

“Parent SEC Reports” has the meaning set forth in Section 4.7.

“Parent Shares” means shares of Parent Common Stock.

“Parent Stockholder Approval” means, collectively, the Required Parent Stockholder Approval and the Other Parent Stockholder Approval.

“Parent Stockholder Redemption” means the right of the holders of Parent Common Stock to redeem all or a portion of their Parent Common Stock (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of Parent.

“Parent Stockholders” means the holders of Parent Shares entitled to vote on the Transaction Proposals.

“Parent Stockholders Meeting” has the meaning set forth in Section 5.8.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“Payroll Tax Executive Order” means any U.S. presidential memorandum, executive order or similar publication or document permitting or requiring the deferral of any payroll Taxes (including those imposed by Section 3101(a) and 3201 of the Code).

“PCAOB” means the Public Company Accounting Oversight Board.

“PCAOB Financial Statements” has the meaning set forth in Section 5.17(a).

“PCI Requirements” has the meaning set forth in Section 3.20(e).

“Pending Indemnity Claim” has the meaning set forth in Section 8.6(b)(i).

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity, including Regulatory Authorizations.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’, workers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP (to the extent such reserves are required by GAAP), (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of a Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) Liens securing payment, or any other obligations, of the applicable Person (including with respect to Indebtedness of such Person existing as of the date of this Agreement or entered into after the date of this agreement in accordance with the terms of this Agreement), that shall be extinguished at or prior to the Closing, (f) Liens securing obligations under capital leases and (g) Liens arising out of, under, or in connection with (i) Securities Laws and (ii) restrictions on transfer, hypothecation or similar actions contained in a Person’s Governing Documents (including any of the Company Parties Stockholders Agreements).

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household, and that is regulated as “personal information,” “personal data,” “protected health information,” “nonpublic personal information,” “personally identifiable information,” or similar information classifications by the Privacy Laws.

“Personal Data Processor” has the meaning set forth in Section 3.20(h).

“PIPE Financing” has the meaning set forth in the recitals to this Agreement.

“PIPE Investors” has the meaning set forth in the recitals to this Agreement.

“PIPE Lock-up Agreements” means the Lock-up Agreements entered into by and between Parent and each stockholder listed on Schedule 7(a)(xxiii) of the PIPE Purchase Agreement.

“PIPE Warrants” has the meaning set forth in the recitals to this Agreement.

“PIPE Purchase Agreement” has the meaning set forth in the recitals to this Agreement.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date, and the portion of any Straddle Period through the close of business on the Closing Date.

“Privacy and Data Security Policies” has the meaning set forth in Section 3.20(a).

“Privacy Laws” means Laws relating to the Processing or protection of Personal Data that apply to the Group Companies, including, but not limited to, HIPAA, the California Consumer Privacy Act of 2018, as amended from time to time (“CCPA”); Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation or “GDPR”), as amended, including any nation’s implementing legislation (and the equivalent laws of Switzerland and the United Kingdom); the E-Privacy Directive (i.e., Directive 2002/58/EC of the European Parliament and of the Council of 12 July 2002, including any national’s implementing legislation); and implementing regulations, and all equivalent, comparable, or applicable privacy, security and data breach notification Laws, and the requirements and guidance set forth in regulations, guidelines and agreements containing consent orders published by regulatory authorities.

“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, cause of action, notice of violation, citation, summons, subpoena, complaint, charge, proceeding, suit, arbitration or investigation of any nature (in each case, whether civil, criminal, regulatory, administrative or otherwise, whether public or private and whether at Law or in equity).

“Process” (or “Processing” or “Processes”) means any operation or set of operations which is performed on Personal Data or on sets of Personal Data, whether or not by automated means, such as the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure of, organization, structuring, adaptation or alteration, retrieval, consultation, alignment or combination, restriction, erasure or destruction, or other activity regarding, data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 9.17.

“Provider” means any person who is required by Law to hold any Permit in order to render or perform medical or clinical services on behalf of any Group Company, including, without limitation, any physician, nurse practitioner, physician assistant, physical therapist, speech-therapist, and occupational therapist.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement such that any Software using, linked with, incorporating, distributed with or derived from such Software (a) be made available or distributed on a non-discriminatory basis in source code form; (b) be licensed on a non-discriminatory basis for purposes of making derivative works; or (c) be redistributable on a non-discriminatory basis at no, or a nominal, charge.

“Public Stockholders” has the meaning set forth in Section 9.17.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of Parent.

“Regulatory Authorizations” means any approvals, clearances, authorizations, registrations, certifications, licenses, consents, clearances or any other permits granted by any Governmental Entity related to a product manufactured or marketed by or on behalf of Group Companies, including import and export authorizations, establishment registrations, product listings, premarket clearances and notifications, premarket approvals, and investigational device exemptions or that are issued or enforced by a Governmental Entity with jurisdiction over any FDA Law or Healthcare Law and material to or legally required for the operation of the business of the Group Companies as currently conducted.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required Governing Document Proposals” means the Governing Document Proposals solely to the extent related to the amendments to the Governing Documents of Parent set forth on Schedule B attached hereto.

“Required Parent Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of Parent Shares entitled to vote thereon,

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and the Required Governing Document Proposals.

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Parties Disclosure Schedules and the Parent Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Indemnity Release Date” has the meaning set forth in Section 8.6(b)(ii).

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Straddle Period” means any Tax period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Supporting Company Persons” has the meaning set forth in the recitals to this Agreement.

“Surviving Companies” has the meaning set forth in Section 2.1(a)(ii).

“Surviving Company Common Stock” has the meaning set forth in Section 2.1(d)(i).

“Surviving iDoc Entity” has the meaning set forth in Section 2.1(a)(ii).

“Surviving VSee Entity” has the meaning set forth in Section 2.1(a)(i).

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity, including amendments thereto.

“TBOC” means the Business Organizations Code of the State of Texas.

“Termination Date” has the meaning set forth in Section 7.1(d).

“Third Party Claim” has the meaning set forth in Section 8.4(b)(i).

“Third Party Notice” has the meaning set forth in Section 8.4(b)(i).

“Top Customers” has the meaning set forth in Section 3.26(a).

“Top Suppliers” has the meaning set forth in Section 3.26(a).

“Trading Day” means any day on which Nasdaq is open for trading.

“Transaction Litigation” has the meaning set forth in Section 5.2(d).

“Transaction Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount to any Person as a result of or in connection with this Agreement or the transactions contemplated hereby (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events) or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction during the period beginning on the Latest Balance Sheet Date and ending on the Closing Date.

“Transaction Proposals” has the meaning set forth in Section 5.8.

“Transactions” means the transactions contemplated by this Agreement to occur at or prior to the Closing, including the Mergers and the PIPE Financing.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury, including amendments thereto.

“Trust Account” has the meaning set forth in Section 9.17.

“Trust Account Released Claims” has the meaning set forth in Section 9.17.

“Trust Agreement” has the meaning set forth in Section 4.8.

“Trustee” has the meaning set forth in Section 4.8.

“Tuck Advisors Fee” means any sell side agreement fee or other amounts payable by VSee or any of its Subsidiaries and Affiliates to Up-Set LLC, a New Jersey limited liability company d/b/a Tuck Advisors.

“Unvested VSee Option” means each VSee Option outstanding as of immediately prior to the Effective Time that is not a Vested VSee Option.

“Vested VSee Option” means each VSee Option outstanding as of immediately prior to the Effective Time that is vested as of immediately prior to the Effective Time or will vest solely as a result of the consummation of the Mergers.

“VSee” has the meaning set forth in the introductory paragraph to this Agreement.

“VSee Certificate of Merger” has the meaning set forth in Section 2.1(a)(iii).

“VSee Charter” means the Amended and Restated Certificate of Incorporation of VSee filed with the Secretary of State of the State of Delaware on December 23, 2010.

“VSee Closing Consideration” means (1) $60,500,000, minus (2) an amount equal to the Effective Time Option Grants multiplied by the VSee Option Grant Exercise Price, minus (3) the aggregate amount of VSee’s Company Expenses (including, without limitation, the Tuck Advisors Fee).

“VSee Common Stock” means the shares of VSee’s Common Stock, par value $0.0001 per share.

“VSee Dissenting Shares” has the meaning set forth in Section 2.8.

“VSee Equity Plan” means the VSee Lab, Inc. 2008 Stock Plan as amended through July 20, 2012.

“VSee Indemnity Escrow Account” has the meaning set forth in Section 2.6(j).

“VSee Indemnity Escrow Shares” has the meaning set forth in Section 2.6(j).

“VSee Merger” has the meaning set forth in the recitals to this Agreement.

“VSee Option” means, as of any determination time, each option to purchase VSee Common Stock that is outstanding and unexercised, granted under the VSee Equity Plan.

“VSee Option Grant Exercise Price” means $10.00.

“VSee Outstanding Shares” means the total number of shares of VSee Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to VSee Common Stock basis, and including, without limitation or duplication, the number of shares of VSee Common Stock issuable upon conversion of the VSee Preferred Stock.

“VSee Per Share Stock Consideration” means a number of shares of Parent Common Stock equal to (a) (1) the VSee Stock Consideration, divided by (2) the total number of VSee Outstanding Shares, divided by (b) $10.

“VSee Pre-Closing Tax Return” means any Tax Return of VSee or any of its Subsidiaries with respect to any Pre-Closing Tax Period and which has a filing due date, including all applicable extensions, on or before the Closing Date.

“VSee Pre-Closing Taxes” means, without duplication, (i) any and all Taxes of or imposed on VSee or any of its Subsidiaries for any and all Pre-Closing Tax Periods, (ii) any and all Taxes of an “affiliated group” (as defined in Section 1504 of the Code) (or affiliated, consolidated, unitary, combined or similar group under applicable Law) of which VSee or any of its Subsidiaries is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local or foreign Law), (iii) any and all Taxes of or imposed on VSee or any of its Subsidiaries as a result of transferee, successor or similar Liability (including bulk transfer or similar laws) which Taxes relate to an event or transaction occurring on or before the Closing Date, and (iv) any and all Taxes arising from a failure by VSee or any of its Subsidiaries to file any VSee Pre-Closing Tax Return; provided, however, that VSee Pre-Closing Taxes shall not include (A) any and all Taxes to the extent such Taxes are taken into account in the determination of Indebtedness of VSee or otherwise reduce the VSee Closing Consideration, the VSee Stock Consideration, or the VSee Per Share Stock Consideration, (B) any and all Taxes resulting from the filing of any election after the Closing Date having retroactive effect to any Pre-Closing Tax Period, and (C) any and all Taxes attributable to any accounting method change from the cash receipts and disbursements method to the accrual method with respect to VSee or its Subsidiaries as a result of the transactions contemplated by this Agreement. For purposes of determining the portion of any VSee Pre-Closing Taxes with respect to the portion of any Straddle Period ending on the Closing Date, the amount of any Taxes (based on or measured by sales, payroll, income or receipts) for the portion of such Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date. In the case of any other Taxes that are payable with respect to a Straddle Period, the portion of such Tax which relates to the portion of such Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

“VSee Preferred Stock” means, collectively, the VSee Series A Preferred Stock and the VSee Series A-1 Preferred Stock.

“VSee Series A Conversion” has the meaning set forth in Section 2.1(b)(i).

“VSee Series A Preferred Stock” means shares of VSee Series A Preferred Stock, par value $0.0001 per share.

“VSee Series A-1 Conversion” has the meaning set forth in Section 2.1(b)(i).

“VSee Series A-1 Preferred Stock” means shares of VSee Series A-1 Preferred Stock, par value $0.0001 per share.

“VSee Stock” means VSee Common Stock and VSee Preferred Stock.

“VSee Stock Consideration” means 100% of the fair market value (determined as of the Closing Date) of the VSee Closing Consideration.

“VSee Stockholder Agreements” means, collectively, (i) the Series A-1 Preferred Stock Purchase Agreement, dated December 23, 2010, by and among VSee and the parties listed on Exhibit A thereto, (ii) the Amended and Restated Voting Agreement, dated December 23, 2010, by and among VSee and the parties listed on Exhibit A thereto, (iii) the Amended and Restated Investors’ Rights Agreement, dated December 23, 2010, by and among VSee and the parties listed on Exhibit A thereto, (iv) the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated December 23, 2010, by and among VSee and the parties listed on Exhibit A thereto, (v) the Series A Preferred Stock Purchase Agreement, dated February 27, 2008, by and among VSee and the parties listed on Exhibit A thereto, (vi) the Side Letter, dated December 21, 2010, by and between VSee and salesforce.com, inc., and (vii) any other agreement relating to the ownership, voting, transfer, or issuance of VSee Stock, as any of the same may be amended, restated, modified, supplemented, or extended.

“VSee Stockholders” means the holders of VSee Stock.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

ARTICLE 2

MERGER

Section 2.1Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a)	The Mergers.

(i)On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL on the Closing Date, Merger Sub I shall merge with and into VSee at the Effective Time. Following the Effective Time, the separate existence of Merger Sub I shall cease and VSee shall continue as the surviving company of the VSee Merger (the “Surviving VSee Entity”).

(ii)On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the TBOC, on the Closing Date, Merger Sub II shall merge with and into iDoc at the Effective Time. Following the Effective Time, the separate existence of Merger Sub II shall cease and iDoc shall continue as the surviving company of the iDoc Merger (the “Surviving iDoc Entity,” and together with the Surviving VSee Entity, the “Surviving Companies”).

(iii)At the Closing, VSee and Parent shall cause a certificate of merger, in a form reasonably satisfactory to VSee and Parent (the “VSee Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The VSee Merger shall become effective at such date and time as is agreed by Parent and VSee and specified in the VSee Certificate of Merger (the time being referred to herein as the “Effective Time”).

(iv)At the Closing, iDoc and Parent shall cause a certificate of merger, in a form reasonably satisfactory to iDoc and Parent (the “iDoc Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The iDoc Merger will also become effective at the Effective Time, which will be specified in the iDoc Certificate of Merger.

(v)The VSee Merger shall have the effects set forth in Section 251 of the DGCL, and the iDoc Merger shall have the effects set forth in Section 10.008 of the TBOC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the applicable Company Party and Merger Sub shall vest in the applicable Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of the applicable Company Party and the applicable Merger Sub shall become the debts, liabilities, obligations and duties of the applicable Surviving Company, in each case, in accordance with the DGCL or TBOC, as applicable.

(vi)At the Effective Time, the Governing Documents of the applicable Company Party shall be the Governing Documents of the applicable Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(vii) At the Effective Time, the directors and officers of the applicable Company Party immediately prior to the Effective Time shall be the initial directors and officers of the applicable Surviving Company, each to hold office in accordance with the Governing Documents of such Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(viii) At the Effective Time, Parent shall change its name to “VSee Health, Inc.”

(b)	Effect on VSee Securities.

(i)VSee shall take all actions necessary to cause (i) each share of VSee Series A Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of shares of VSee Common Stock at the then-effective conversion rate as calculated pursuant to the VSee Charter in accordance with the terms of the VSee Charter (the “VSee Series A Conversion”); and (ii) each share of VSee Series A-1 Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of shares of VSee Common Stock at the then-effective conversion rate as calculated pursuant to the VSee Charter in accordance with the terms of the VSee Charter (the “VSee Series A-1 Conversion”). All of the shares of VSee Preferred Stock converted into shares of VSee Common Stock shall be canceled, shall no longer be outstanding and shall cease to exist and no payment or distribution shall be made with respect thereto, and each holder of shares of VSee Preferred Stock shall thereafter cease to have any rights with respect to such securities.

(ii)At the Effective Time, by virtue of the applicable Merger and without any action on the part of any Party or any other Person, each share of VSee Stock (other than VSee Dissenting Shares, such shares of VSee Preferred Stock converted to VSee Common Stock pursuant to Section 2.1(b)(i), and such shares of VSee Common Stock cancelled and extinguished pursuant to Section 2.1(d)(iii)) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive the VSee Per Share Stock Consideration, subject to adjustment for indemnification claims in accordance with Article 8.

(c)Effect on iDoc Securities. At the Effective Time, by virtue of the applicable Merger and without any action on the part of any Party or any other Person, each share of iDoc Stock (other than iDoc Dissenting Shares and such shares of iDoc Common Stock cancelled and extinguished pursuant to Section 2.1(d)(iii)) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive the iDoc Per Share Stock Consideration, subject to adjustment for indemnification claims in accordance with Article 8.

(d)Effect on Merger Sub and Company Parties Securities.

(i)At the Effective Time, by virtue of the Mergers and without any action on the part of any Party or any other Person, each share of capital stock of each Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the applicable Surviving Company (each such share, a share of “Surviving Company Common Stock”).

(ii)From and after the Effective Time, each Company Parties Stockholder’s certificates (the “Certificates”), evidencing ownership of such Company Parties Stock and such Company Parties Stock held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Parties Stock except as otherwise expressly provided for herein or under applicable Law.

(iii)At the Effective Time, by virtue of the Mergers and without any action on the part of any Party or any other Person, each share of Company Parties Stock held immediately prior to the Effective Time by a Company Party as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

Section 2.2Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 9.10 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as Parent and the Company Parties may agree in writing.

Section 2.3Allocation Schedule. No later than five (5) Business Days prior to the Closing Date, each Company Party shall deliver to Parent an allocation schedule (the “Allocation Schedule”) setting forth (a) the number and class of shares of Company Parties Stock held by each Company Parties Stockholder, (b) the number of Parent Shares to be allocated as Indemnity Escrow Shares, (c) the number of Parent Shares to be allocated to each holder at the Effective Time, and (d) a certification, duly executed by an authorized officer of each Company Party, that (i) the information delivered pursuant to clauses (a), (b), (c) and (d) is, and will be as of immediately prior to the Effective Time, true and correct in all respects and in accordance with the last sentence of this Section 2.3 and (ii) the Company Parties have performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 2.5(b). The Company Parties will review any comments to the Allocation Schedule provided by Parent or any of its Representatives and revise the Allocation Schedule to include any comments proposed by Parent or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of shares of Parent Common Stock that each Company Parties Stockholder will have a right to receive pursuant to Section 2.1(b)(ii) and Section 2.1(c) will be rounded down to the nearest whole share and (B) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of each Company Party, the Company Parties Stockholders Agreements, the Company Parties Equity Plans or any other Contract to which a Company Party is a party or bound (taking into account, for the avoidance of doubt, any actions taken by the Company Parties pursuant to Section 2.5).

Section 2.4Determination of Valuation. No later than five (5) Business Days prior to the Closing Date, each of VSee and iDoc shall prepare and deliver to Parent a statement (each, a “Closing Statement”) setting forth the Company Parties’ good faith estimate of the Company Expenses as of the Closing Date, together with a calculation of the VSee Stock Consideration and the iDoc Stock Consideration, based on such amounts. Each Closing Statement and the determinations and calculations set forth therein shall be prepared in accordance with this Agreement. Parent shall be entitled to review and comment on each Closing Statement, and each of VSee and iDoc shall provide, or cause to be provided to, Parent and its Representatives full access during normal business hours to information, books, records and personnel that any of them reasonably requests relating to such Closing Statement and the applicable Company Party’s preparation of the foregoing. Each Company Party shall consider in good faith any comments Parent may provide in respect of the applicable Closing Statement prior to the Closing Date and a revised Closing Statement to Parent prior to the Closing Date reflecting such changes. A revised Closing Statement delivered in accordance with the immediately preceding sentence (if any) shall be deemed to be the Closing Statement for all purposes hereof.

Section 2.5Treatment of VSee Options. On or prior to the Effective Time, all VSee Options and any other awards under the VSee Equity Plan outstanding immediately prior to the Effective Time (whether a Vested VSee Option or an Unvested VSee Option) shall be terminated and shall cease to represent the right to purchase VSee Common Stock. Prior to the date of this Agreement, VSee shall have taken, or caused to be taken, all necessary or appropriate actions under the VSee Equity Plan (and the underlying grant, award or similar agreements) in order to terminate all VSee Options and any other awards outstanding under the VSee Equity Plan or promises of awards thereunder, and VSee shall have provided to Parent and iDoc copies of all such necessary or appropriate actions, including without limitation, the contingent option award letter agreements executed by and between the individuals listed on Schedule 2.5 and VSee. VSee represents and warrants that Schedule 2.5 hereto contains a true, correct and complete list of all individuals who were granted or promised VSee Options and any other awards outstanding under the VSee Equity Plan, along with the date of execution of the corresponding contingent option award letter agreement. Prior to the Closing, VSee shall take, or cause to be taken, all necessary or appropriate actions under the VSee Equity Plan and the VSee Stockholders’ Agreements (and the underlying grant, award or similar agreements), to terminate the VSee Equity Plan and the VSee Stockholders’ Agreements or otherwise to give effect to the provisions of this Section 2.5, and VSee shall provide to Parent and iDoc copies of all such necessary or appropriate actions and a meaningful opportunity to provide comments, which comments will be adopted in good faith.

Section 2.6Deliverables.

(a)As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, Parent shall appoint Continental (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging Certificates, if any, representing the Company Parties Stock and the Company Parties Stock held in book-entry form on the stock transfer books of the Company Parties immediately prior to the Effective Time, in either case, for the Parent Common Stock issuable in respect of such Company Parties Stock pursuant to Section 2.1(b)(ii) and Section 2.1(c) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then Parent and the Company Parties shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), Parent shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent and each of Parent and the Company Parties shall mutually agree to any changes to the Letter of Transmittal in order to satisfy any requirements of such exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).

(b)At least three (3) Business Days prior to the Closing Date, each of VSee and iDoc shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Parties Stockholders a Letter of Transmittal.

(c)At the Closing, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Parties Stockholders and for exchange in accordance with this Section 2.6 through the Exchange Agent, evidence of Parent Common Stock in book-entry form representing the a number of shares (the “Closing Shares”) equal to (i) the Parent Common Stock issuable pursuant to Section 2.1(b)(ii) and Section 2.1(c) in exchange for the Company Parties Stock outstanding immediately prior to the Effective Time minus (ii) the Indemnity Escrow Shares. All shares in book-entry form representing the Closing Shares deposited with the Exchange Agent, and any Indemnity Escrow Shares that become issuable to the VSee Stockholders and the iDoc Stockholders shall be referred to in this Agreement as the “Exchange Fund”.

(d)Each Company Parties Stockholder whose Company Parties Stock has been converted into the right to receive Parent Common Stock pursuant Section 2.1(b)(ii) and Section 2.1(c) shall be entitled to receive the Parent Common Stock to which he, she or it is entitled on the date provided in Section 2.6(e) upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) in the case of Company Parties Stock held in book-entry form, a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(e)If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), if any, is delivered to the Exchange Agent in accordance with Section 2.6(d) (i) at least one Business Day prior to the Closing Date, then Parent and the Company Parties shall take all necessary actions to cause the applicable Parent Common Stock to be issued to the applicable Company Parties Stockholder in book-entry form on the Closing Date, or (ii) less than one Business Day prior to the Closing Date, then Parent and each Company Party (or the applicable Surviving Company) shall take all necessary actions to cause the applicable Parent Common Stock to be issued to the Company Parties Stockholder in book-entry form within two (2) Business Days after such delivery.

(f)If any Parent Common Stock is to be issued to a Person other than the Company Parties Stockholder in whose name the surrendered Certificate or the transferred Company Parties Stock in book-entry form is registered, it shall be a condition to the issuance of the applicable Parent Common Stock that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Parties Stock in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Parties Stock in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(g)No interest will be paid or accrued on the Parent Common Stock. From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.6, each share of Company Parties Stock (other than, for the avoidance of doubt, the Company Parties Stock cancelled and extinguished pursuant to Section 2.1(b)(ii) and Section 2.1(c)) shall solely represent the right to receive the Parent Common Stock to which such share of Company Parties Stock is entitled to receive pursuant to Section 2.1(b)(ii) and Section 2.1(c).

(h)At the Effective Time, the stock transfer books of each Company Party shall be closed and there shall be no transfers of shares of Company Parties Stock that were outstanding immediately prior to the Effective Time.

(i)Any portion of the Exchange Fund that remains unclaimed by the Company Parties Stockholders twelve (12) months following the Closing Date shall be delivered to Parent or as otherwise instructed by Parent, and any Company Parties Stockholder who has not exchanged his, her or its Company Parties Stock for the applicable Parent Common Stock in accordance with this Section 2.6 prior to that time shall thereafter look only to Parent for the issuance of the applicable Parent Common Stock, without any interest thereon. None of Parent, the Surviving Companies or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any Parent Common Stock remaining unclaimed by the Company Parties Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(j)At the Closing, subject to the provisions of this Section 2.6(j), Parent shall deposit, or cause to be deposited with Continental (the “Escrow Agent”) (i) shares of Parent Common Stock in an amount equal to 2% of the aggregate amount of Parent Common Stock otherwise issuable to VSee Stockholders as VSee Per Share Stock Consideration (the “VSee Indemnity

Escrow Shares”) and (ii) shares of Parent Common Stock in an amount equal to 2% of the aggregate amount of Parent Common Stock otherwise issuable to iDoc Stockholders as iDoc Per Share Stock Consideration (the “iDoc Indemnity Escrow Shares” and together with the VSee Indemnity Escrow Shares, the “Indemnity Escrow Shares”), in each case, in accordance with the terms and conditions of this Agreement and Escrow Agreements in a form mutually agreed by the Parties (the “Escrow Agreements”). Each of the VSee Indemnity Escrow Shares and the iDoc Indemnity Escrow Shares shall be held in separate escrow accounts in accordance with the terms of this Agreement and the Escrow Agreements to satisfy the obligations of VSee and iDoc, as applicable, if any, under Article 8 (each, the “VSee Indemnity Escrow Account” and “iDoc Indemnity Escrow Account” and collectively, the “Indemnity Escrow Accounts”), and shall be released in accordance with Article 8 and the terms of the Escrow Agreements. The Indemnity Escrow Accounts shall each be held as a trust fund and shall not be subject to any Lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes of, and in accordance with, the terms of this Agreement and the Escrow Agreements.

Section 2.7Withholding. Parent, the Group Companies, the Escrow Agent, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate (i) in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding) and (ii) with any applicable recipient of any consideration payable pursuant to this Agreement in obtaining a refund and remittance to such recipient of any amounts withheld and paid over to any applicable Taxing Authority pursuant to this Section 2.7.

Section 2.8Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Parties Common Stock outstanding immediately prior to the Effective Time and owned by a holder who is entitled to demand and has properly demanded appraisal of such shares in accordance with, and who complies in all respects with, (i) with respect to VSee, Section 262 of the DGCL (the “VSee Dissenting Shares”), and (ii) with respect to iDoc, Section 21.460 of the TBOC, (the “iDoc Dissenting Shares” and together with the VSee Dissenting Shares, the “Dissenting Shares”) shall not be converted into the right to receive Parent Common Stock, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL or Subchapter H, Chapter 10 of the TBOC, as applicable. At the Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL or the TBOC, as applicable. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL, Subchapter H, Chapter 10 of the TBOC, or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into the right to receive Parent Common Stock upon the terms and conditions set forth in this Agreement applicable to holders that have not properly demanded appraisal rights. A Company Party shall give Parent prompt notice (and in any event within three (3) Business Days) of any demands received by such Company Party for appraisal of shares of Company Parties Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL or the TBOC, as applicable, and received by such Company Party relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and, following the Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, a Company Party shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, Subchapter H, Chapter 10 of the TBOC, or agree or commit to do any of the foregoing.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Subject to Section 9.7, except as set forth in the Company Parties Disclosure Schedules, each of VSee and iDoc severally (and not jointly) hereby represents and warrants, solely in respect of itself and, where applicable, its Subsidiaries, to the Parent Parties, as of the date hereof, as follows:

Section 3.1Organization and Qualification.

(a)Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Parties Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted.

(b)True and complete copies of the Governing Documents of each Company Party and the Company Parties Stockholders Agreements have been made available to Parent, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of each Company Party and the Company Parties Stockholders Agreements are in full force and effect, and no Company Party is in breach or violation of any provision set forth in its Governing Documents or in breach of any of the Company Parties Stockholders Agreements.

(c)Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except as would not cause a Company Material Adverse Effect.

Section 3.2Capitalization of the Group Companies.

(a)Section 3.2(a) of the Company Parties Disclosure Schedules sets forth, with respect to VSee, a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities issued and outstanding, together with the date of such issuance, (ii) the identity of the Persons that are the record and beneficial owners thereof and (iii) with respect to each VSee Option, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, and (D) any applicable vesting schedule (including acceleration provisions).

(b)Section 3.2(b) of the Company Parties Disclosure Schedules sets forth, with respect to iDoc, a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities issued and outstanding, together with the date of such issuance, (ii) the identity of the Persons that are the record and beneficial owners thereof and (iii) with respect to each VSee Option, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, and (D) any applicable vesting schedule (including acceleration provisions).

(c)All of the Equity Securities of each Company Party have been duly authorized and validly issued. All of the outstanding Company Parties Stock is fully paid and non-assessable. The Equity Securities of each Company Party (1) were not issued in violation of the Governing Documents of such Company Party or the Company Parties Stockholders Agreements or any other Contract to which the Company Party is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws. Except for the VSee Options set forth on Section 3.2(a) or Section 3.2(b) of the Company Parties Disclosure Schedules, there are no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require a Company Party to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of such Company Party. Each VSee Option has been granted in compliance with or exempt from Section 409A of the Code, and each VSee Option that is an incentive stock option within the meaning of Section 422 of the Code complies with Sections 422 of the Code; in connection therewith, the exercise price of each VSee Option is no less than the fair market value of the applicable Company Party Common Stock at the date of grant.

(d)The Equity Securities of each Company Party are free and clear of all Liens (other than Permitted Liens). Except for the Company Parties Stockholders Agreements, there are no voting trusts, proxies or other Contracts to which a Company Party is a party with respect to the voting or transfer of the Company Party’s Equity Securities.

(e)Section 3.2(e) of the Company Parties Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of each Company Party issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of a Company Party to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the

Company Party. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of each Company Party.

(f)None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(g)Section 3.2(g) of the Company Parties Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

(h)Section 3.2(h) of the Company Parties Disclosure Schedules sets forth a list of all Transaction Payments of the Group Companies.

Section 3.3Authority. Subject to the receipt of both Company Party Stockholder Written Consents, each Company Party has requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of both Company Party Stockholder Written Consents, the execution and delivery of this Agreement, the Ancillary Documents to which each Company Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of a Company Party. This Agreement and each Ancillary Document to which each Company Party is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by each Company Party and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of such Company Party (assuming that this Agreement and the Ancillary Documents to which the Company Party is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company Parties in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 3.4Financial Statements; Undisclosed Liabilities.

(a)(i) The audited consolidated balance sheets of the Group Companies as of December 31, 2020 and December 31, 2021, and the related audited consolidated statements of operations and comprehensive income, convertible preferred stock and stockholders’ equity and cash flows of the Group Companies for each of the periods then ended and (ii) the unaudited consolidated balance sheets of the Group Companies as of December 31, 2021, and the related unaudited consolidated statements of operations, comprehensive income, convertible preferred stock and stockholders’ equity and cash flows of the Group Companies for the twelve-month periods then ended (collectively, the “Closing Company Parties Financial Statements”), when delivered following the date of this Agreement in accordance with Section 5.17, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Company Party and its Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (iii) will comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b)Except (i) as set forth or disclosed in the Closing Company Parties Financial Statements, (ii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (iii) for Liabilities incurred in the ordinary course of business since the unaudited consolidated balance sheets of the Group Companies as of December 31, 2021 (the “Latest Balance Sheet Date”) or (iv) as otherwise set forth on Section 3.4(b) of the Company Parties Disclosure Schedule, no Company Party and its Subsidiaries has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

(c)Each Company Party and its Subsidiaries have established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company Party’s and its Subsidiaries’

assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.

(d)Except as set forth in Section 3.4(d) of the Company Parties Disclosure Schedule, since December 31, 2018, no Company Party or its Subsidiaries has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of a Group Company to each Company Party’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of a Group Company to each Company Party’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of a Group Company who have a role in the internal controls over financial reporting of a Group Company.

Section 3.5Consents and Requisite Governmental Approvals; No Violations.

(a)Except as set forth on Section 3.5(a) of the Company Parties Disclosure Schedules, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a Company Party with respect to the Company Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company Party is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Sections 13(a), 15(d) or 16 of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, or (ii) filing of the Certificates of Merger.

(b)Except as set forth on Section 3.5(b) of the Company Parties Disclosure Schedules, neither the execution, delivery or performance by a Company Party of this Agreement nor the Ancillary Documents to which the Company Party is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company Party’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Permits, (iii) violate, or constitute a breach under, any Order or Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not, individually or in the aggregate, reasonably be expected to be material or prevent, materially delay or materially impair the ability of a Company Party to consummate the Transactions.

Section 3.6Permits. Each of the Group Companies has all material Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted. Each Permit of the Group Companies is in full force and effect in accordance with its terms and no written notice of revocation, cancellation or termination of any Permit has been received by the Group Companies.

Section 3.7Material Contracts.

(a)Section 3.7(a) of the Company Parties Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.7(a) of the Company Parties Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Parties Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i)any Contract relating to Indebtedness of any Group Company or to the placing of a Lien (other than any Permitted Lien) on any assets or properties of any Group Company;

(ii)any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person;

(iii)any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company;

(iv)any (A) joint venture, profit-sharing, partnership, collaboration, co- promotion, commercialization or research or development Contract, and (B) any Contract with respect to Company Party Licensed Intellectual Property (other than any Contract of the type described in clauses (A) through (C) of Section 3.13(c));

(v)any Contract that (A) limits or purports to limit the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of Parent or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products or services, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit Parent or any of its Affiliates after the Closing;

(vi)any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of $100,000;

(vii) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company Parties or a Subsidiary thereof) or pursuant to which any Person (other than any Company Party or a Subsidiary) has guaranteed the Liabilities of a Group Company;

(viii) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(ix)any Contract required to be disclosed on Section 3.19 of the Company Parties Disclosure Schedules;

(x)any Contract with any Person (A) pursuant to which any Group Company (or Parent or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product, service of any Group Company or any Intellectual Property Rights;

(xi)any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xii)any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company (or Parent or any of its Affiliates after the Closing); and

(xiii) any Contract with potential or actual referral sources to which a Group Company is a party;

(xiv) any Contracts providing for remuneration to a physician (or such physician’s immediate family member, each as defined by the Stark Law) who refers designated health services (as defined by the Stark Law) to any of the Group Companies;

(xv) any Contract between a Group Company and a third-party payor, including health insurers and employer health plans;

(xvi) any employment or consulting Contract with any officer, director, employee, individual independent contractor or other service provider providing for an annual compensation in excess of $100,000;

(xvii) any Contract providing for a cash bonus, equity award, or other compensation payable or accruing to any officer, director, employee, individual independent contractor or other service provider of a Group Company in the event of a change-of-control of any Group Company or the termination of employment of any officer, director, employee, individual independent contractor or other service provider of a Group Company;

(xviii) any collective bargaining agreement or other Contract with any labor union; and

(xix) any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $100,000 or (B) aggregate payments to or from any Group Company in excess of $1,000,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice.

(b)(i) Each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the applicable Company Party, the counterparty thereto, and is in full force and effect and (ii) the applicable Group Company and, to the knowledge of the applicable Company Party, the counterparties thereto are not in breach of, or default under, any Material Contract.

Section 3.8Absence of Changes. During the period beginning on the Latest Balance Sheet Date and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) each Company Party has conducted its business in the ordinary course and (ii) no Group Company has taken any action that would require the consent of Parent if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b).

Section 3.9Litigation. As of the date of this Agreement, there is (and since December 31, 2018 there has been) no Proceeding pending or, to the knowledge of the applicable Company Party, threatened against any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person.

Section 3.10Compliance with Applicable Law. Except with respect to compliance with Laws concerning Taxes (as to which certain representations and warranties are made pursuant to Section 3.16), each Group Company (a) conducts (and since December 31, 2018 has conducted) its business in accordance with all Laws and Orders applicable to such Group Company in all material respects and is not in violation of any such Law or Order and (b) has not received any written communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order.

Section 3.11Employee Plans.

(a)Section 3.11(a) of the Company Parties Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction). With respect to each material Employee Benefit Plan, each Group Company has provided Parent with true and complete copies (to the extent applicable) of (i) the documents pursuant to which the plan is maintained, funded and administered, including all plan and trust documents, summary plan descriptions, summaries of material modifications, insurance contracts, investment agreements and service provider agreements, and any amendments thereto; (ii) the most recent annual report (Form 5500 series) filed with the Department of Labor (with applicable attachments); (iii) all nondiscrimination test results for the three (3) most recent plan years; (iv) the most recent determination letter or applicable opinion letter, if any, received from the IRS; (v) any material correspondence to or from the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority for the prior three (3) years; and (vi) any other documents reasonably requested by Parent.

(b)Each material Employee Benefit Plan has been established, funded, operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. No Employee Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code. No Employee Benefit Plan is, and neither any Group Company nor any ERISA Affiliate has maintained, contributed to, had any obligation to contribute to, or otherwise has or may have any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Sections 412 or 430 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any Liabilities to provide any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage, or as provided in the ordinary course as part of severance.

(c)Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination or opinion or advisory letter from the IRS, or with respect to a pre-approved prototype or volume submitter plan, can rely on an opinion or an advisory letter from the IRS to the prototype or volume submitter plan sponsor. None of the Group Companies has incurred (whether or not assessed) any penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d)As of the date of this Agreement, there are no pending or, to the applicable Company Party’s knowledge, threatened claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). No Employee Benefit Plan is, or has been, the subject of an inquiry, examination, or audit by a Governmental Entity or has engaged in self-correction or a similar program in the last three (3) years. There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty under ERISA with respect to any Employee Benefit Plan. With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made.

(e)The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies.

(f)No amount to be received (whether in cash or property or the vesting of property) by any Person who is a “disqualified individual” (as defined in Section 280G of the Code) of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement will, separately or in the aggregate, be nondeductible under Section 280G of the Code or subject to an excise tax under Section 4999 of the Code.

(g)Each Employee Benefit Plan that is a nonqualified deferred compensation plan (within the meaning of Section 409A(d)(1) of the Code) has been maintained in material compliance with Section 409A of the Code and all applicable Internal Revenue Service and United States Treasury Department guidance issued thereunder in both operation and documentation.

(h)The Group Companies have no obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.

(i)Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. No Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any unfunded or underfunded Liabilities. All contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored by a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued.

Section 3.12Environmental Matters.

(a)Since December 31, 2018, none of the Group Companies have received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws.

(b)There is (and since December 31, 2018 there has been) no Proceeding pending or, to the knowledge of the applicable Company Party, threatened in writing against any Group Company pursuant to Environmental Laws.

(c)Since December 31, 2018, to the knowledge of the applicable Company Party, there has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances.

(d)Each Group Company has made available to Parent copies of all material environmental, health and safety reports and documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.

Section 3.13Intellectual Property.

(a)Section 3.13(a) of the Company Parties Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Party Registered Intellectual Property, (ii) Company Party-owned Software other than Off-the-Shelf Software, (iii) Company Party Licensed Intellectual Property other than Off-the-Shelf Software and (iv) unregistered Marks and Copyrights owned by any Group Company, in each case, as of the date of this Agreement. Section 3.13(a) of the Company Parties Disclosure Schedules lists, for each item of Company Party Registered Intellectual Property as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b)As of the date of this Agreement, all necessary fees and filings with respect to any Company Party Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such material Company Party Registered Intellectual Property and the Company Party’s rights therein in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. As of the date of this Agreement there are no Proceedings pending, including litigations, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Party Registered Intellectual Property and, to the knowledge of the applicable Company Party, no such Proceedings are threatened by any Governmental Entity or any other Person.

(c)A Group Company exclusively owns all right, title and interest in and to all Company Parties Owned Intellectual Property free and clear of all Liens or obligations to others (other than Permitted Liens). For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company. No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Parties Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis. Section 3.13(c) of the Company Parties Disclosure Schedules sets forth a list of all current Contracts as of the date of this Agreement to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not exercisable) or interest in, any Company Parties Owned Intellectual Property, other than (A) licenses to Off-the-Shelf Software, (B) licenses to Public Software and (C) non-disclosure agreements and licenses granted by employees, individual consultants or individual contractors of any Group Company pursuant to Contracts with employees, individual consultants or individual contractors, in each case, that do not materially differ from the Group Companies’ form therefor that has been made available to Parent. The applicable Group Company has valid rights under all Contracts for Company Party Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Party Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company.

(d)The Company Parties Owned Intellectual Property and the Company Party Licensed Intellectual Property constitutes (i) all of the Intellectual Property Rights used or held for use by the Group Companies in the operation of their respective businesses, and (ii) all Intellectual Property Rights necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted. To the knowledge of the applicable Company Party, the Company Party Registered Intellectual Property and the Company Party Licensed Intellectual Property is valid, subsisting and enforceable (to the extent applicable), and all of the Group Companies’ rights in and to the Company Party Registered Intellectual Property, the Company Parties Owned Intellectual Property and the Company Party Licensed Intellectual Property, are valid and enforceable (to the extent applicable).

(e)Each Group Company’s employees, consultants, advisors, and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any Company Parties Owned Intellectual Property (each such person, a “Creator”) have agreed to maintain and protect the trade secrets and confidential information of all Group Companies. Each Group Company’s Creators of any material Company Parties Owned Intellectual Property have assigned or have agreed to a present assignment to such Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such Creator in the course of such Creator’s employment or other engagement with such Group Company.

(f)Each Group Company has taken commercially reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by such Group Company. Without limiting the foregoing, no Group Company has disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure. To the knowledge of the applicable Company Party, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession each Group Company, or of any written obligations with respect to such.

(g)None of the Company Parties Owned Intellectual Property and, to the knowledge of the applicable Company Party, none of the Company Party Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Parties Owned Intellectual Property.

(h)Neither the conduct of the business of the Group Companies nor any of the Company Products or services offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, display, translation, maintenance or other exploitation of any Company Product or service infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person.

(i)Since December 31, 2018, there is no material Proceeding pending nor has any Group Company received any written communication (i) that alleges that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) that challenges the validity, enforceability, use or exclusive ownership of any Company Parties Owned Intellectual Property or (iii) that invites any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(j)To the knowledge of the applicable Company Party, no Person is infringing, misappropriating, misusing, diluting or violating any Company Parties Owned Intellectual Property. Since December 31, 2018, no Group Company has made any claim against any Person alleging any infringement, misappropriation or other violation of any Company Parties Owned Intellectual Property.

(k)Each Group Company has obtained, possesses and is in material compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company and/or its employees in connection with the Group Company business. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Parties Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the knowledge of the applicable Company Party, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Parties Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

(l)Except as set forth in Section 3.13(l) of the Company Parties Disclosure Schedules, no Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a product or service offered by a Group Company or is otherwise considered Company Parties Owned Intellectual Property and that is distributed outside of the Group Companies, or is otherwise used in a manner that may trigger or subject such Group Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Parties Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Parties Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Parties Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Parties Owned Intellectual Property, other than compliance with notice and attribution requirements.

Section 3.14Labor Matters.

(a)Since December 31, 2018, (i) no Company Party or its Subsidiaries (A) has or has had any material Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalty or other sums for failure to comply with any of the foregoing, and (B) has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) to the knowledge of the applicable Group Company, the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company.

(b)Since December 31, 2018, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor will any material Liability be incurred under WARN as a result of the transactions contemplated by this Agreement.

(c)No Group Company is a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, or other employee collective group nor to the knowledge of the applicable Company Party is there any duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. Since December 31, 2018, there has been no actual or, to the knowledge of the applicable Company Party, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. To the knowledge of the applicable Company Party, since December 31, 2018, there have been no labor organizing activities with respect to any employees of any Group Company.

(d)No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies having a Material Adverse Effect has occurred within the past twelve (12) months or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Group Companies have not otherwise experienced any material employment-related liability with respect to or arising out of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

Section 3.15Insurance. Section 3.15 of the Company Parties Disclosure Schedules sets forth a list of all policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to Parent. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof.

Section 3.16Tax Matters.

(a)Each Group Company has prepared and filed all Tax Returns required to have been filed by it, all such Tax Returns are true, correct and complete in all material respects, and each Group Company has paid all Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b)Each Group Company has timely withheld and paid to the appropriate Tax Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c)No Group Company is currently the subject of a Proceeding with respect to Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Proceeding that has not been resolved or completed in each case with respect to Taxes.

(d)No Group Company has consented to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to Taxes.

(e)No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(f)No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period ending after the Closing Date by reason of (i) a change in method of accounting for any period (or portion thereof) ending on or before the Closing Date, (ii) a use of an improper method of accounting for any period (or portion thereof) ending on or before the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (v) any intercompany item under Treasury Regulations Section 1.1502-13 (or any corresponding or similar provision of state, local or non-U.S. Law) or excess loss account under Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state, local or non-U.S. Law) entered into or created on or prior to the Closing Date.

(h)There are no Liens for Taxes on any assets of the Group Companies other than Permitted Liens.

(i)During the two (2) year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(j)No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(k)No Group Company has received any written notice from any Taxing Authority that it was required to file any Tax Return that was not filed, or that it was otherwise subject to taxation by that jurisdiction.

(l)No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(m)Each Group Company is tax resident only in its country of formation.

(n)No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(o)No Group Company has (i) deferred any amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act and (ii) deferred any payroll tax obligations pursuant to any Payroll Tax Executive Order.

(p)No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment. No facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date of any Parent Party or any of their respective Affiliates not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 3.17Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Parties Disclosure Schedules (which fees shall be the sole responsibility of the applicable Company Party), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the applicable Company Party or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.18Real and Personal Property.

(a)Owned Real Property. No Group Company owns any real property.

(b)Leased Real Property. Section 3.18(b) of the Company Parties Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to Parent. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the knowledge of the applicable Company Party, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no breach or default by any Group Company or, to the knowledge of the applicable Company Party, any third party under any Real Property Lease, and, to the knowledge of the applicable Company Party, no event has occurred which (with or without notice or lapse of time or both) would constitute a breach or default or would permit termination of, or a modification or acceleration thereof by any party to such Real Property Leases.

(c)Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business.

Section 3.19Transactions with Affiliates. Section 3.19 of the Company Parties Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, or (ii) Contracts with respect to a Company Parties Stockholder’s or a holder of VSee Options’ status as a holder of Equity Securities of a Company Party. No Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, or (B) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.

Section 3.20Data Privacy and Security; PCI Compliance and Crypto Currency.

(a)Each Group Company has implemented past or current written policies and/or notices, both internal and external, relating to the Processing of Personal Data as and to the extent required by applicable Privacy Laws (“Privacy and Data Security Policies”), including, but not limited to, (i) conspicuously posted privacy policies or notices at or before the point of collection of any Personal Data by a Group Company, and (ii) written information security policies or similar policies, procedures, or standards applicable to protecting the confidentiality, security, integrity, and availability of Personal Data.

(b)No Company Party or its Subsidiaries has received notice of any pending Proceedings, nor has there been any Proceedings against any Group Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; or (iii) any other Governmental Entity, in each case, alleging that any Processing of Personal Data by or on behalf of a Group Company (A) is in violation of any applicable Privacy Laws or (B) is in violation of any Privacy and Data Security Policies.

(c)Since December 31, 2018, (i) there has been no unauthorized, accidental, or unlawful access to, use of, or disclosure of Personal Data in the possession or control of any Group Company, or that is otherwise Processed by any Group Company, and (ii) there have been no unauthorized intrusions or breaches of security into any Company IT systems, except, in the case of clauses (i) and (ii), as would not have a Company Material Adverse Effect and would not require a Company Party to report the event to a Person or Governmental Entity pursuant to Privacy Laws, any Privacy and Data Security Policies, or any contract obligations of Company Party.

(d)Each Group Company owns or has a license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted. Each Group Company has taken commercially reasonable steps to protect (1) the operation, confidentiality, integrity and security of the Company IT Systems and (2) Personal Data in the Group Company’s possession or control, or otherwise Processed by the Group Company, from unauthorized, accidental, or unlawful use, access, disclosure and modification.

(e)Each Group Company’s and its Subsidiaries’ practices, policies and procedures with regard to payment instrument information, validated payment applications and non-bank money transmitters are in full compliance with all rules, regulations, standards and guidelines adopted or required (i) by all payment card brands, validated payment application service providers and non-bank money transmitters that are accepted as a form of payment by, or whose instrument information is otherwise handled by or application used by, such Group Company or its Subsidiaries, and (ii) by the Payment Card Industry Security Standards Council, in either case relating to privacy, data security or the safeguarding, disclosure or handling of payment instrument information, including but not limited to (1) the Payment Card Industry Data Security Standards, (2) the Payment Card Industry’s Payment Application Data Security Standard, (3) the Payment Card Industry’s PIN Transaction Security requirements, (4) Visa’s Cardholder Information Security Program and Payment Application Best Practices, (5) American Express’s Data Security Operating Policy, (6) MasterCard’s Site Data Protection Program and POS Terminal Security program, and (7) the analogous security programs implemented by other card brands, non-bank money transmitters and validated payment application service providers, in each case referenced in this sentence as they may be amended from time to time (collectively referred to herein as the “PCI Requirements”). Such Group Company and its Subsidiaries have written agreements with each third party service provider or partner having access to Personal Information requiring compliance with PCI Requirements to the extent applicable.

(f)No Group Company nor any of its Subsidiaries accepts or has in the past accepted bitcoin, dogecoin, ethereum, or other so-called “digital currencies” that rely on blockchain or other distributed ledger technologies (“Crypto Currency”), as payment for any goods or services, nor does such Group Company or any of its Subsidiaries maintain Crypto Currency accounts.

(g)Neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement, will violate (i) the Privacy and Data Security Policies of each Group Company as they currently exist or as they existed at any time during which any of the Personal Data was in the possession or control of such Group Company, (ii) any contractual obligations of each Group Company governing such Personal Data, or (iii) any Privacy Law.

(h)Each Group Company has obtained written agreements from all Persons that Process Personal Data on its behalf (“Personal Data Processor”) that (i) bind the Personal Data Processor to all requirements with respect to such Personal Data Processor’s handling of Personal Data that are consistent with or necessary for such Group Company’s obligations under Privacy Law and such Group Company’s Privacy and Data Security Policies with respect to such Personal Data; (ii) include all terms, restrictions, and conditions required by applicable Law; and (iii) require the Personal Data Processor to implement reasonable and necessary means for protecting such Personal Data, as required by Privacy Law.

Section 3.21Compliance with International Trade & Anti-Corruption Laws.

(a)Neither the Group Companies nor, to the knowledge of the applicable Company Party, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since the incorporation of each Company Party, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and

Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) — (iii) or any country or territory which is or has, since the incorporation of each Company Party, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan, Syria, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic).

(b)Neither the Group Companies nor, to the knowledge of the applicable Company Party, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 3.22Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Parent Stockholders or at the time of the Parent Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that, no representation or warranty is made by any of the Group Companies with respect to any projections or forecasts included in the information supplied by or on behalf of the Group Companies.

Section 3.23Regulatory Compliance.

(a)The Group Companies are, and since December 31, 2018 have been, operating in material compliance with all applicable Healthcare Laws, and in compliance with Healthcare Fraud Laws. Since December 31, 2018, none of the Group Companies has received any written notice, including any whistleblower complaint or qui tam suit, from any Governmental Entity or any other Person regarding any violation of any applicable Healthcare Fraud Laws.

(b)All current officers, directors, managers, employees, independent contractors, agents, and other personnel of the Group Companies have possessed and currently possess, to the knowledge of the Group Companies, all required Permits (including, if applicable, certificate of need or similar approvals or documentation of application exemptions from such requirements), provider numbers, consents, and orders issued thereby, and have made all required declarations and filings with the appropriate federal, state, local, or foreign regulatory agencies or certain private bodies necessary to conduct its business as are required under such Healthcare Laws and to receive reimbursement under any Health Care Payor Program.

(c)To the knowledge of the Group Companies, since December 31, 2018, none of the Group Companies or any current stockholder, officer, director, manager, employee, contractor, or other agent of the Group Companies, has been, or is, excluded, suspended, or debarred from participation in any Health Care Payor Program, and none is the subject of any investigation or proceeding pursuant to which such exclusion, suspension, or debarment is or may be a possible sanction.

(d)To the knowledge of the Group Companies, neither the Group Companies nor any current officer, director, manager, employee, independent contractor, agent, or other personnel of the Group Companies has been or is involved, directly or indirectly, in any illegal activities with respect to any of its or their referral sources, including the illegal payment of gratuities, gifts, or otherwise to such referral sources. Further, to the knowledge of the Group Companies, neither the Group Companies nor any current officer, director, manager, employee, independent contractor, agent, or other personnel of the Group Companies engaged in any illegal fee splitting arrangements while performing on behalf of the Group Companies.

(e)There are no Proceedings pending or threatened in writing by or on behalf of any other Governmental Entity that has jurisdiction over the operations of any Group Company.

(f)To the knowledge of the Group Companies, none of the Group Companies nor any current officer, director, manager, employee, independent contractor, agent, or other personnel of the Group Companies have made any materially false statement on, or material omission from, any notifications, applications, approvals, reports and other submission to any Governmental Entity or in any material Proceeding.

(g)To the knowledge of the Group Companies, none of the Group Companies nor any current or former officer, director, manager, employee, independent contractor, agent, or other personnel of the Group Companies have been (i) a party to any corporate integrity agreement, deferred prosecution agreement, non-prosecution agreement, or similar agreement or settlement with any Governmental Entity with respect to any actual or alleged violation of any Healthcare Law, or (ii) party to a voluntary self-disclosure as may be required or permitted under any Healthcare Law.

(h)Each of the Group Companies, and their directors, managers, officers, employees, and any Provider that is employed by or is an independent contractor to any of the Group Companies, owns, holds, or possesses all Permits that are required to provide, and be reimbursed for, health care services (“Healthcare Permits”) and no written notice of revocation, cancellation or termination of Healthcare Permit has been received by the Group Companies. Section 3.23(h) of the Company Parties Disclosure Schedules sets forth a true and complete list of each Healthcare Permits held by the Group Companies as of the date hereof, and the Group Companies have provided Parent with true and complete copies of all Permits, including the most recent renewals and all amendments thereof.

(i)The Group Companies routinely collect copayments, deductibles, and balance billing payments due from patients, if any, and do not routinely waive the payment of such amounts if due.

(j)The Group Companies maintains business associate agreement as required for each relationship pursuant to which a Group Company is a business associate or a covered entity, as such terms are defined in 45 C.F.R. § 160.103, as amended. The Group Companies are in material compliance with applicable privacy, security, transaction standards, breach notification, and other provisions and requirements of HIPAA and any comparable state laws. No Group Company is in material breach of any business associate agreement. No Group Company is under investigation by any Governmental Entity for any alleged violation of or noncompliance with HIPAA or comparable state law, nor has any Group Company received any written or oral communication from any Governmental Entity, including the United States Department of Health and Human Services Office of Civil Rights, relating to any alleged violation or noncompliance with HIPAA. No violation of HIPAA has been alleged or threatened against any Group Company in writing by any Governmental Entity, a patient or any other person. No Breach (as that term is defined in HIPAA) has occurred with respect to any unsecured Protected Health Information (as that term is defined in HIPAA) maintained by or for the Group Companies that is subject to the notification requirements of HIPAA, and no information security or privacy breach event has occurred that would require notification under any comparable state Laws, in each case where the failure to do so would have a Company Material Adverse Effect.

(k)The Group Companies have adopted and maintain a compliance program that is intended to assist the Group Companies to be in material compliance with all Laws, standards and guidelines relevant to its business, including all Healthcare Laws, and includes each of the following elements: (i) a code of conduct and other applicable policies and procedures; (ii) training on the code of conduct, policies and procedures for all employees; (iii) an auditing and monitoring function; (iv) disciplinary guidelines to enforce compliance standards; (v) an anonymous reporting process for potential violations of Law or the compliance program; (vi) designation of a compliance officer; and (vii) a mechanism for ensuring the effectiveness of the compliance program.

Section 3.24Warranties; Product Liability.

(a)Each product or service provided by the Group Companies to a purchaser was provided in material conformity with all applicable contractual commitments and all express warranties by which the Group Companies are bound. To the knowledge of the applicable Company Party, there are no claims or other Proceedings threatened or that have been submitted or asserted, relating to breach of any guarantee, warranty or indemnity relating to any products designed, sold, manufactured, distributed or delivered by, or services provided by, the Group Companies and, to the knowledge of the applicable Company Party, there is no reasonable basis for any present or future claim or other Proceeding that would reasonably be expected to give rise to any such liability. To the knowledge of the applicable Company Party, there is no design defect, nor any failure to warn, with respect to any products now or previously designed, tested, sold, manufactured, distributed or delivered by, or services now or previously provided by, the Group Companies.

(b)There are no claims or other Proceedings pending, to the knowledge of the applicable Company Party, threatened, or other Proceeding the have been submitted or asserted, alleging that the Group Companies have any Liability (whether in negligence, breach of warranty, strict liability, failure to warn, or otherwise) arising out of or relating to any claimed injury or damage to individuals or property as a result of the claimed ownership, possession or use of any products or services allegedly designed, tested, sold, manufactured, distributed or delivered by the Group Companies.

Section 3.25Investigation; No Other Representations.

(a)Each of the Company Parties, on their own behalf and on behalf of their respective Representatives, acknowledges, represents, warrants and agrees that (i) they have conducted their own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Parent Parties and (ii) it has been furnished with or given access to such documents and information about the Parent Parties and their respective businesses and operations as the Company Parties and their respective Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)In entering into this Agreement and the Ancillary Documents to which they are or will be a party, the Company Parties have relied solely on their own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which they are or will be a party and no other representations or warranties of any Parent Party, any Parent Non-Party Affiliate or any other Person, either express or implied, and the Company Parties, on their own behalf and on behalf of their respective Representatives, acknowledge, represent, warrant and agree that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which they are or will be a party, none of the Parent Parties, any Parent Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.26Top Suppliers and Top Customers.

(a)The Company Parties have provided to the Parent Parties a schedule of the top ten suppliers (the “Top Suppliers”) and top ten customers (the “Top Customers”) based on the aggregate value of the Company Parties’ transaction volume with such counterparty during the trailing twelve months for the period ended December 31, 2021.

(b)None of the Top Suppliers nor any of the Top Customers has, as of the date of this Agreement, notified a Group Company in writing, or to the knowledge of the applicable Company Party, verbally: (i) that it will, or, to the knowledge of the applicable Company Party, has threatened to, terminate, cancel, materially limit or materially alter and adversely modify any of its existing business with the Company Party (other than due to the expiration of an existing contractual arrangement); or (ii) that it is in a dispute with the Company Party or its business.

Section 3.27EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY PARENT PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY PARTIES, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH COMPANY PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY PARENT PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE APPLICABLE COMPANY PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY PARENT PARTY OR ANY PARENT NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY PARTIES, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY PARENT PARTY OR ANY PARENT NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE PARENT PARTIES

Subject to Section 9.7, except as set forth (a) on the Parent Disclosure Schedules, or (b) in any Parent SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each Parent Party hereby represents and warrants to the Company Parties, as of the date hereof, as follows:

Section 4.1Organization and Qualification. Each Parent Party is a corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable).

Section 4.2Authority. Each Parent Party has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Parent Stockholder Approval and the approvals and consents to be obtained by each Merger Sub pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which a Parent Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate, limited liability company or other similar action on the part of such Parent Party. This Agreement has been and each Ancillary Document to which a Parent Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such Parent Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such Parent Party (assuming this Agreement has been and the Ancillary Documents to which such Parent Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such Parent Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3Consents and Requisite Governmental Approvals; No Violations.

(a)No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a Parent Party with respect to such Parent Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a), 15(d) or 16 of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (ii) such filings with and approvals of Nasdaq to permit the Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq, (iii) filing of the Certificates of Merger, (iv) the approvals and consents to be obtained by each Merger Sub pursuant to Section 5.9, or (v) the Parent Stockholder Approval.

(b)Subject to the receipt of the Consents, approvals, authorizations and other requirements set forth in Section 4.3(a), neither the execution, delivery or performance by a Parent Party of this Agreement nor the Ancillary Documents to which a Parent Party is or will be a party nor the consummation by a Parent Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of a Parent Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a Parent Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such Parent Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of a Parent Party, except, in the case of any of clauses (ii) through (iv) above, as would not, individually or in the aggregate, reasonably be expected to be material or prevent, materially delay or materially impair the ability of a Parent Party to consummate the Transactions.

Section 4.4Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the Parent Disclosure Schedules (which fees shall be the sole responsibility of the Parent), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent for which Parent has any obligation.

Section 4.5Information Supplied. None of the information supplied or to be supplied by or on behalf of either Parent Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Parent Stockholders or at the time of the Parent Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6Capitalization of the Parent Parties.

(a)Section 4.6(a) of the Parent Disclosure Schedules sets forth, as of the date of this Agreement, the number and class or series (as applicable) of the issued and outstanding Equity Securities of Parent. All outstanding Equity Securities of Parent (except to the extent such concepts are not applicable under the applicable Law of Parent’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth on Section 4.6(a) of the Parent Disclosure Schedules, such Equity Securities (i) were not issued in violation of the Governing Documents of Parent and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of Parent) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Upon the closing of the PIPE Financing, Parent has committed to issue shares of Parent Common Stock to the PIPE Investors pursuant to conversion of the PIPE Preferred Stock and/or exercise of the PIPE Warrants. Upon the closing of the Bridge Financing, Parent has committed to issue shares of Parent Common Stock to the Bridge Investors pursuant to conversion of the Bridge Notes and/or exercise of the Bridge Warrants and the issuance of the Bridge Commitment Shares. Immediately following the Closing, all of the issued and outstanding Parent Common Stock will (A) be duly authorized, validly issued, fully paid and nonassessable, (B) have been issued in compliance in all material respects with applicable Law and (C) not have been issued in breach or violation of any preemptive rights or Contract to which Parent is a party or bound.

(b)Except as disclosed in the Parent SEC Reports, as set forth on Section 4.6(b) of the Parent Disclosure Schedules, as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company Parties and Parent, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require Parent, and, except as disclosed in the Parent SEC Reports, as set forth on Section 4.6(b) of the Parent Disclosure Schedules, as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company Parties and Parent, there is no obligation of Parent, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Parent.

(c)The Equity Securities of each Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which such Merger Sub is a party or bound. All of the outstanding Equity Securities of each Merger Sub are owned directly by Parent free and clear of all Liens (other than Permitted Liens). As of the date of this Agreement, Parent has no Subsidiaries other than the Merger Subs and does not own, directly or indirectly, any Equity Securities in any Person other than the Merger Subs.

Section 4.7SEC Filings. Parent has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Parent SEC Reports”). Each of the Parent SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Parent SEC Reports. As of their respective dates of filing, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Reports.

Section 4.8Trust Account. As of the date of this Agreement, Parent has an amount in cash in the Trust Account equal to at least $116.7 million. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of November 3, 2021 (the “Trust Agreement”), between Parent and Continental, as trustee (the “Trustee”). The Trust Agreement has not been amended or modified, is valid and in full force and effect and is enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect or, to Parent’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Parent Stockholders who shall have elected to redeem their Parent Common Stock pursuant to the Governing Documents of Parent or (iii) if Parent fails to complete a business combination within the allotted time period set forth in the Governing Documents of Parent and liquidates the Trust Account, subject to the terms of the Trust Agreement, Parent (in limited amounts to permit Parent to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Parent) and then the Parent Stockholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Parent and the Trust Agreement. Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of Parent, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or Proceedings pending with respect to the Trust Account. Since March 31, 2022, Parent has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Parent Stockholders who have elected to redeem their Parent Common Stock pursuant to the Governing Documents of Parent, each in accordance with the terms of and as set forth in the Trust Agreement, Parent shall have no further obligation under either the Trust Agreement or the Governing Documents of

Parent to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9Transactions with Affiliates. Section 4.9 of the Parent Disclosure Schedules sets forth all Contracts between (a) Parent, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either Parent or the Sponsor, on the other hand (each Person identified in this clause (b), a “Parent Related Party”), other than Contracts with respect to a Parent Stockholder’s status as a holder of Parent Shares. No Parent Related Party (A) owns any interest in any material asset used in the business of Parent, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of Parent or (C) owes any material amount to, or is owed material any amount by, Parent. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “Parent Related Party Transactions”.

Section 4.10Litigation. As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to Parent’s knowledge, threatened against or involving any Parent Party. None of the Parent Parties nor any of their respective properties or assets is subject to any Order. As of the date of this Agreement, there are no Proceedings by any Parent Party pending against any other Person.

Section 4.11Compliance with Applicable Law. Each Parent Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, in all material respects.

Section 4.12Business Activities.

(a)Since its incorporation, Parent has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in Parent’s Governing Documents, there is no Contract binding upon any Parent Party or to which any Parent Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

(b)Each Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

(c)Since its incorporation, no Parent Material Adverse Effect has occurred.

Section 4.13Internal Controls; Listing; Financial Statements.

(a)Except as is not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP and (ii) Parent has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Parent is made known to Parent’s principal executive officer and principal financial officer by others within Parent.

(b)Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)Since its initial public offering, Parent has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding Parent Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister Parent Common Stock or prohibit or terminate the listing of Parent Common Stock on Nasdaq. Parent has not taken any action that is designed to terminate the registration of Parent Common Stock under the Exchange Act.

(d)The Parent SEC Reports contain true and complete copies of the applicable Parent Financial Statements. The Parent Financial Statements (i) fairly present in all material respects the financial position of Parent as at the respective dates thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited Parent Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e)Parent has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Parent’s and its Subsidiaries’ assets. Parent maintains and, for all periods covered by the Parent Financial Statements, has maintained books and records of Parent in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Parent in all material respects.

(f)Since its incorporation, Parent has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of Parent to Parent’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of Parent to Parent’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent.

Section 4.14No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the Parent Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (c) that are incurred in connection with or incident or related to a Parent Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, or (e) set forth or disclosed in the Parent Financial Statements included in the Parent SEC Reports, none of the Parent Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Section 4.15Tax Matters.

(a)Parent has prepared and filed all Tax Returns required to have been filed by it, all such Tax Returns are true, correct and complete in all material respects, and Parent has paid all Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b)Parent has timely withheld and paid to the appropriate Tax Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c)Parent is not currently the subject of a Proceeding with respect to taxes. Parent has not been informed in writing of the commencement or anticipated commencement of any Proceeding that has not been resolved or completed, in each case with respect to Taxes.

(d)Parent has not consented to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to Taxes.

(e)No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any Parent Party which agreement or ruling would be effective after the Closing Date.

(f)None of the Parent Parties is and none of the Parent Parties has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)Each Parent Party is tax resident only in its country of organization, incorporation or formation, as applicable.

(h)Parent has (i) not deferred any amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act and (ii) not deferred any payroll tax obligations pursuant to any Payroll Tax Executive Order.

(i)None of the Parent Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment. No facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Company Parties Stockholder or any of their respective Affiliates in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 4.16Investigation; No Other Representations.

(a)Each Parent Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each Parent Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company Parties, any Company Non-Party Affiliate or any other Person, either express or implied, and each Parent Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company Parties, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.17Compliance with International Trade & Anti-Corruption Laws.

(a)Since Parent’s incorporation, neither Parent nor, to Parent’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) — (iii) or any country or territory which is or has, since Parent’s incorporation, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan, Syria, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic).

(b)Since Parent’s incorporation, neither Parent nor, to Parent’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 4.18EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO A COMPANY PARTY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 AND THE ANCILLARY DOCUMENTS, NONE OF THE PARENT PARTIES, ANY PARENT NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH PARENT PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY PARENT PARTY THAT HAVE BEEN MADE AVAILABLE TO A COMPANY PARTY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY PARENT PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH PARENT PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION, ANY PARENT SEC REPORTS OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY PARENT PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY PARENT PARTY, ANY PARENT NON- PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY A COMPANY PARTY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5

COVENANTS

Section 5.1Conduct of Business of the Company Parties.

(a)From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each Company Party shall, and each Company Party shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Parties Disclosure Schedules, or as consented to in writing by Parent (it being agreed that Parent’s consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course and (ii) use commercially reasonable best efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Group Companies, taken as a whole.

(b)Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each Company Party shall, and each Company Party shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Parties Disclosure Schedules or as consented to in writing by Parent, not do any of the following:

(i)declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of a Company Party’s Subsidiaries to such Company Party or any Subsidiary that is, directly or indirectly, wholly owned by the Company Party;

(ii)(A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii)adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Parties Stockholders Agreements;

(iv)transfer, issue, sell, grant, pledge or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) other than as allowed in Section 5.1(b)(viii), any options, stock appreciation rights, restricted stock units, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of shares of the applicable class of capital stock of a Company Party upon the exercise, vesting or conversion, as applicable, of any VSee Options outstanding on the date of this Agreement in accordance with the terms of the applicable Company Parties Equity Plan and the underlying grant, award or similar agreement;

(v)sell, exclusively license, abandon, permit to lapse, assign, or transfer any material Company Parties Owned Intellectual Property;

(vi)incur, create or assume any Indebtedness, other than ordinary course trade payables;

(vii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between a Company Party and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;

(viii) except (w) as required under the terms of any Employee Benefit Plan of any Group Company that is in effect as of the date hereof and that is set forth on Section 3.11(a) of the Company Parties Disclosure Schedules, or (x) in the ordinary course of business consistent with past practice or as otherwise required by Law, (A) amend, modify, adopt, enter into or terminate any material Employee Benefit Plan of any Group Company or any material benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement other than in the ordinary course of business consistent with past practice, (B) materially increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, or (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company;

(ix)make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(x)enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $175,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or Parent or any of its Affiliates after the Closing);

(xi)authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xii) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiii) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(xiv) make any Transaction Payment that is not set forth on Section 3.2(h) of the Company Parties Disclosure Schedules;

(xv) other than as allowed in Section 5.1(b)(viii), (A) amend, modify or terminate any Material Contract of the type described in Section 3.7(a)(ix) (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms), (B) waive any material benefit or right under any Material Contract of the type described in Section 3.7(a)(ix) or (C) enter into any Contract that would constitute a Material Contract of the type described in Section 3.7(a)(ix);

(xvi) terminate, modify, extend, amend or non-renew at Contract with a Health Care Payor Program;

(xvii) abandon, terminate, fail to renew, surrender, reduce the scope of or otherwise limit any Permit necessary to provide health care services or receive payment for health care services; or

(xviii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing.

Section 5.2Efforts to Consummate; Litigation.

(a)Subject to the terms and conditions herein provided, each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, (ii) using commercially reasonable efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the PIPE Purchase Agreement and (iii) the Company Parties taking, or causing to be taken, all actions reasonably necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Parties Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to a Company Party or any of its Affiliates (including the other Group Companies and, from and after the Effective Time, Parent)). Without limiting the generality of the foregoing, each of the Parties shall use commercially reasonable efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The applicable Company Party shall bear the costs incurred in connection with obtaining such Consents. Parent shall promptly inform the Company Parties of any communication between any Parent Party, on the one hand, and any Governmental Entity, on the other hand, and the Company Parties shall reasonably promptly inform Parent of any communication between a Company Party, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of Parent and the Company Parties. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with Parent’s and the applicable Company Party’s prior written consent.

(b)From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Parent Parties, on the one hand, and the Company Parties, on the other hand, shall give counsel for the Company Parties (in the case of any Parent Party) or Parent (in the case of the Company Parties), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any Parent Party, VSee and iDoc, or, in the case of a Company Party, Parent in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any Parent Party, VSee and iDoc, or, in the case of a Company Party, Parent, the opportunity to attend and participate in such meeting or discussion.

(c)Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(d)From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Parent, on the one hand, and the Company Parties, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Parent, any of the Parent Parties or any of their respective Representatives (in their capacity as a representative of a Parent Party) or, in the case of the Company Parties, any Group Company or any of their respective Representatives (in their capacity as a representative of a Company Party). Parent and the Company Parties shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, Parent shall, subject to and without limiting the covenants and agreements, and the rights of the Company Parties, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided, however, that in no event shall Parent or any of its Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company Parties (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for a Company Party to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of such Company Party and its Representatives that is the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by any Company Party or Representative thereof or would otherwise constitute a Company Party Liability or (y) any non-monetary, injunctive, equitable or similar relief against any Company Party or (C) contains an admission of wrongdoing or Liability by a Company Party or any of its Representatives) and provided further, that Parent shall not have the right to control the negotiation, defense and settlement of any Transaction Litigation instituted against a Company Party, any Group Company or any of their respective Representatives (in their capacity as a representative of a Company Party) (1) that seeks non-monetary relief, (2) that involves criminal or quasi-criminal allegations, (3) to the extent that the applicable Company Party, Group Company or Representative thereof reasonably determines that it has defenses, claims or positions that might not be available to other Persons relating to such Transaction Litigation (such as jurisdictional defenses) or (4) that is brought by a Governmental Entity, Top Customer or Top Supplier of a Company Party. Without limiting the generality of the foregoing, in no event shall any Company Party or any of their respective Representatives settle or compromise any Transaction Litigation without the Parent’s prior written consent.

Section 5.3Confidentiality and Access to Information.

(a)The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or either Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b)From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon prior notice, the Company Parties shall provide, or cause to be provided, to Parent and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required to provide to Parent or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company Parties shall, and shall cause the other Group Companies to, use reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and any

Parent Party, any Parent Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company Parties shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c)From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, Parent shall provide, or cause to be provided, to each Company Party and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Parent Parties (in a manner so as to not interfere with the normal business operations of the Parent Parties). Notwithstanding the foregoing, Parent shall not be required to provide, or cause to be provided to, a Company Party or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Parent Party is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Parent Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Parent Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), Parent shall use, and shall cause the other Parent Parties to use, reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a Parent Party, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that Parent shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

Section 5.4Public Announcements.

(a)Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, each Company Party and Parent or, after the Closing, Parent; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company Parties, if the disclosing party is any Parent Party, or Parent, if the disclosing party is a Company Party, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with Parent and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby.

(b)Subject to any applicable Law, the initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company Parties and Parent prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, Parent shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company Parties shall have the opportunity to review and comment upon prior to filing and Parent shall consider such comments in good faith. The Company Parties, on the one hand, and Parent, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company Parties or Parent, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), Parent shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5Tax Matters.

(a)Tax Treatment.

(i)The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the Intended Tax Treatment unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii)Parent and the Company Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure would reasonably be expected to prevent or impede the Mergers qualifying for the Intended Tax Treatment.

(iii)If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that a tax opinion be prepared and submitted in such connection, Parent and the Company Parties shall deliver to counsel rendering such opinion customary Tax representation letters satisfactory to such counsel, dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel.

(b)Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding.

Section 5.6Exclusive Dealing.

(a)From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each Company Party shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Each Company Party agrees to (A) notify Parent promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep Parent informed on a current basis of any modifications to such offer or information.

(b)From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Parent Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Parent Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Parent Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Parent Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any Parent Party (or any Affiliate or successor of any Parent Party) other than the PIPE Financing and the Bridge Financing; or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Parent agrees to (A) notify the Company Parties promptly upon receipt of any Parent Acquisition Proposal by any Parent Party, and to describe the terms and conditions of any such Parent Acquisition Proposal in reasonable detail (including the identity of any person or entity making such Parent Acquisition Proposal) and (B) keep the Company Parties informed on a current basis of any modifications to such offer or information.

Section 5.7Preparation of Registration Statement / Proxy Statement. Promptly following the date of this Agreement, Parent and the Company Parties shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either Parent or a Company Parties, as applicable), and Parent shall file with the SEC, the Registration Statement / Proxy

Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement of Parent which will be included therein and which will be used for the Parent Stockholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by Parent’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and the Nasdaq). Each of Parent and each Company Party shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the other of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. Parent, on the one hand, and the Company Parties, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of Parent to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(a)(iii). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any Parent Party, the Company Parties, or, in the case of the Company Parties, Parent, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of Parent, the Company Parties, or, in the case of the Company Parties, Parent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) Parent shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Parent Stockholders. Parent shall as promptly as reasonably practicable advise the Company Parties of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, and Parent and the Company Parties shall each use their commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8Parent Stockholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, Parent shall (a) duly give notice of and (b) use commercially reasonable efforts to duly convene and hold a meeting of the Parent Stockholders (the “Parent Stockholders Meeting”) in accordance with the Governing Documents of Parent, for the purposes of obtaining the Parent Stockholder Approval and, if applicable, any approvals related thereto and providing its Parent Stockholders with the opportunity to elect to effect a Parent Stockholder Redemption. Parent shall, through unanimous approval of its board of directors, recommend to the Parent Stockholders (the “Parent Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Mergers) (the “Business Combination Proposal”); (ii) the approval of the issuance of the Parent Common Stock in connection with the transactions contemplated by this Agreement as required by Nasdaq listing requirements (the “Nasdaq Proposal”); (iii) the adoption and approval of the amendments to the Governing Documents of Parent contemplated by the Parent Certificate of Incorporation, the Parent Certificate of Designations, and the Parent Bylaws (the “Governing Document Proposals”); (iv) the approval of the directors in accordance with Section 5.16 (the “Directors Proposal”); (v) the adoption and approval of the Parent Incentive Equity Plan (the “Equity Incentive Plan Proposal”); (vi) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (vii) the adoption and approval of each other proposal reasonably agreed to by Parent and the Company Parties as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (viii) the adoption and approval of a proposal for the adjournment of the Parent Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (vii) together, the “Transaction Proposals”); provided, that Parent may adjourn the Parent Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Parent has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Parent Stockholders prior to the Parent Stockholders Meeting; or (D) if the holders of Parent Shares have elected to redeem a number of Parent Shares as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(c) not being satisfied; provided that, without the consent of the Company Parties, in no event shall Parent adjourn the Parent Stockholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The Parent recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement. Except as otherwise required by applicable Law, Parent covenants that none of the Parent Board or Parent nor any committee of the Parent Board shall withdraw or modify, or propose publicly or by formal action of the Parent Board, any committee of the Parent Board or Parent to withdraw or modify, in a manner materially adverse to the Company Parties, the Parent Board Recommendation or any other recommendation by the Parent Board or Parent of the proposals set forth in the Registration Statement / Proxy Statement.

Section 5.9Merger Subs Stockholder Approvals. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, Parent, as the sole stockholder of each Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which each Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Mergers).

Section 5.10Conduct of Business of Parent. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Parent shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection the PIPE Financing and the Bridge Financing), as required by applicable Law, as set forth on Section 5.10 of the Parent Disclosure Schedules or as consented to in writing by each of the Company Parties, do any of the following:

(a)adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of any Parent Party or any of its Subsidiaries;

(b)declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of Parent or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of Parent or any of its Subsidiaries, as applicable;

(c)split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d)incur, create or assume any Indebtedness or other Liability (including, and notwithstanding anything to the contrary, any incur, create or assume any Indebtedness under any Contract with the Sponsor or any Affiliate thereof);

(e)make any loans or advances to, or capital contributions in, any other Person, other than to, or in, Parent or any of its Subsidiaries;

(f)issue any Equity Securities of Parent or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of Parent or any of its Subsidiaries;

(g)enter into, renew, modify or revise any Parent Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Parent Related Party Transaction);

(h)engage in any activities or business, other than activities or business (i) in connection with or incident or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;

(i)make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(j)authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(k)enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(l)enter into any settlement, conciliation or similar Contract with respect to any Proceeding; or

(m)enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company Parties, directly or indirectly, the right to control or direct the operations of any Parent Party and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any Parent Party from using the funds held by Parent outside the Trust Account to pay any Parent Expenses or Parent Liabilities or from otherwise distributing or paying over any funds held by Parent outside the Trust Account that were loaned to Parent by the Sponsor with the prior written approval of the Company Parties to the Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 5.11Nasdaq Listing. Parent shall use its commercially reasonable efforts to cause: (a) Parent to satisfy all applicable listing requirements of Nasdaq and (b) the Parent Common Stock issuable in accordance with this Agreement, including the Mergers, to be approved for listing on Nasdaq (and the Company Parties shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 5.12Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, Parent shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Stockholders of Parent pursuant to the Parent Stockholder Redemption, (B) pay the amounts due to the underwriters of Parent’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Parent in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13Company Stockholder Approval; PIPE Financing; Escrow Agreements.

(a)As promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Parties Stockholder Written Consent Deadline”), each Company Party shall obtain and deliver to Parent a true and correct copy of a written consent (in form and substance reasonably satisfactory to Parent) approving this Agreement, the Ancillary Documents to which the Company Party is or will be a party and the transactions contemplated hereby and thereby (including the Mergers, the conversion of VSee Preferred Stock into VSee Common Stock immediately prior to the Effective Time) that is duly executed by the Company Parties Stockholders that hold at least the requisite number of issued and outstanding Company Parties Stock required to approve and adopt such matters in accordance with the DGCL and TBOC, as applicable, the Company Party’s Governing Documents and the Company Parties Stockholders Agreements (each, a “Company Party Stockholder Written Consent”). Each Company Party, through its board of directors, shall recommend to the holders of Company Parties Stock the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Mergers).

(b)Concurrent with execution of this Agreement, Parent will deliver to the Company Parties a true, correct and complete copy of the PIPE Purchase Agreement entered into by Parent with the PIPE Investors, pursuant to which the PIPE Investors will commit to provide financing to Parent resulting in Aggregate Closing PIPE Proceeds of at least $10,000,000. Following such delivery, Parent may not terminate, modify or waive any provisions of any PIPE Purchase Agreement without the prior written consent of each Company Party, such consent not to be unreasonably withheld or delayed; provided that any modification or waiver that is solely ministerial in nature or otherwise immaterial and does not affect any economic or any other material term of any PIPE Purchase Agreement shall not require the prior written consent of the Company Parties.

(c)As promptly as reasonably practicable following the date of this Agreement, the Parties will mutually agree on the form of Escrow Agreements to be entered into by Parent and the Company Parties at the Closing.

Section 5.14Parent Indemnification; Directors’ and Officers’ Insurance.

(a)Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each Parent Party, as provided in the applicable Parent Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Parent will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Parent shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable Parent Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Parent Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any Parent Party (the “Parent D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such Parent D&O Person was a director or officer of any Parent Party immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)Parent shall not have any obligation under this Section 5.14 to any Parent D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Parent D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)For a period of six (6) years after the Effective Time, Parent shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the Parent Parties as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under Parent’s directors’ and officers’ liability insurance policies as of the date of this Agreement. Alternatively, Parent may, at its option, purchase a six (6)-year extended reporting period or tail insurance policy that affords coverage which is comparable to Parent’s existing directors’ and officers’ liability insurance program and which insures those Persons who are currently covered under Parent’s existing directors’ and officers’ liability insurance program. In either event, Parent shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by Parent prior to the date of this Agreement and, in such event, Parent shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by Parent prior to the date of this Agreement.

(d)If Parent or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Parent shall assume all of the obligations set forth in this Section 5.14.

(e)The Parent D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Parent.

Section 5.15Company Indemnification; Directors’ and Officers’ Insurance.

(a)Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Parent will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Parent shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company Parties D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company Parties D&O Person was a director or officer of any Group Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)None of Parent or the Group Companies shall have any obligation under this Section 5.15 to any Company Parties D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company Parties D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)Each Company Party shall purchase, at or prior to the Closing, and Parent shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of its Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (each, a “Company Party D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under a Company Party’s or its Subsidiaries’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company Parties, Parent or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the applicable Company Party or its Subsidiaries prior to the date of this Agreement and, in such event, such Company Party, Parent or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Company Party or its Subsidiaries prior to the date of this Agreement.

(d)If Parent or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Parent shall assume all of the obligations set forth in this Section 5.15.

(e)The Company Parties D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Parent.

Section 5.16Post-Closing Directors and Officers.

(a)Parent shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time (i) the Parent Board shall initially consist of five (5) directors; (ii) the members of the Parent Board are the individuals determined in accordance with Section 5.16(b), Section 5.16(c) and Section 5.16(d); (iii) the members of the compensation committee, audit committee and nominating committee of the Parent Board are the individuals determined in accordance with Section 5.16(e); and (iv) the officers of Parent are the individuals determined in accordance with Section 5.16(f).

(b)Parent shall designate three (3) individuals to serve as a director on the Parent Board immediately after the Effective Time.

(c)VSee shall designate one individual to serve as a director on the Parent Board immediately after the Effective Time.

(d)iDoc shall designate one individual to serve as a director on the Parent Board immediately after the Effective Time.

(e)Immediately after the Effective Time, the individuals designated by Parent and the Company Parties shall serve on the committee(s) of the Parent Board.

(f)Immediately after the Effective Time, the individuals designated by Parent and the Company Parties shall be the officers of Parent.

Section 5.17PCAOB Financials.

(a)As promptly as reasonably practicable, each Company Party shall deliver to Parent (i) its Closing Company Parties Financial Statements, and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of each of VSee and iDoc and their respective Subsidiaries as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable that is required to be included in the Registration Statement / Proxy Statement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement / Proxy Statement (the “PCAOB Financial Statements”) (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the applicable Company Party’s auditor and (D) will comply in all respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b)Each Company Party shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, Parent in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Parent with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.18Parent Incentive Equity Plan; Issuance of Stock Option Grants. Prior to the effectiveness of the Registration Statement / Proxy Statement, the Parent Board shall approve and adopt an equity incentive plan, in substantially the form attached hereto as Exhibit D and with any changes or modifications thereto as the Company Parties and Parent may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company Parties or Parent, as applicable) (the “Parent Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of one day prior to the Closing Date, reserving a number of shares of Parent Common Stock for grant thereunder equal to fifteen percent (15%) of the number of shares of Parent Common Stock outstanding following the Closing after giving effect to the Mergers and the transactions contemplated hereby, including, without limitation, the PIPE Financing and the Bridge Financing (the “Stock Option Pool”). At the Closing, Parent shall grant stock options with an exercise price equal to $10.00 (the “Stock Options Exercise Price”) pursuant to the Parent Incentive Equity Plan to the individuals, in the amounts, and on the terms set forth on Exhibit E hereto (the “Effective Time Option Grants”), such Effective Time Option Grants to be issued from the Stock Option Pool.

Section 5.19FIRPTA Certificates. At or prior to the Closing, each Company Party shall deliver, or cause to be delivered, to Parent (a) either (i) a certificate, duly executed by such Company Party, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company Party has provided notice to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to Parent or (ii) in the event that none of the shareholders of such Company Party are foreign persons, as defined in Treasury Regulations Section 1.1445-2(b), an IRS Form W-9 duly executed by each shareholder of such Company Party and (b) an IRS Form W-9 duly executed by such Company Party.

Section 5.20Section 280G of the Code. To the extent applicable, each Company Party shall (a) use its reasonable commercial efforts to secure from any Person who (i) is a “disqualified individual” (as defined in Section 280G of the Code) and (ii) has a right or potential right to any payments and/or benefits in connection with the transactions contemplated by this Agreement that could be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, a waiver of all or a portion of such Person’s rights to any such payments and/or benefits, such that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code (the “Waived 280G Benefits”), and (b) for all such obtained waivers, submit for approval by the respective Company Party’s stockholders the Waived 280G Benefits, to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code. No later than five (5) Business Days before the Closing Date, the Company Parties shall provide to Parent or its counsel drafts of the consent, waiver, disclosure statement and calculations necessary to effectuate the approval process and shall consider in good faith Parent’s comments. Prior to the Closing Date, to the extent applicable, the Company Party shall deliver to Parent evidence that (x) a vote of the respective Company Party’s stockholders was received in conformance with Section 280G of the Code and the regulations thereunder, or (y) such requisite Company Party stockholder approval has not been obtained with respect to the Waived 280G Benefits, and, as a consequence, the Waived 280G Benefits have not been and shall not be paid or provided.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 6.1Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a)all applicable waiting periods (and any extensions thereof) under the HSR Act with respect to the transactions contemplated by this Agreement, and any commitment to, or agreement (including any timing agreement) with, any Governmental Entity not to close the transactions contemplated by this Agreement, shall have expired or been terminated, and all Consents under the Laws listed in Section 6.1(a) of the Company Disclosure Schedules shall have been obtained and shall remain in full force and effect;

(b)no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(c)the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d)each Company Party Stockholder Written Consent shall have been obtained;

(e)the Required Parent Stockholder Approval shall have been obtained; and

(f)after giving effect to the transactions contemplated hereby (including the PIPE Financing and the Bridge Financing), Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section 6.2Other Conditions to the Obligations of the Parent Parties. The obligations of the Parent Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by Parent (on behalf of itself and the other Parent Parties) of the following further conditions:

(a)(i) the Company Parties Fundamental Representations shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of the of the Company Parties set forth in Article 3 (other than the Company Parties Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b)each Company Party shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by such Company Party under this Agreement at or prior to the Closing;

(c)since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing; and

(d)at or prior to the Closing, the Company Parties shall have delivered, or caused to be delivered, to Parent the following documents:

(i)a certificate duly executed by an authorized officer of each Company Party, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to Parent;

(ii)a certificate of the secretary or equivalent officer of each of the Company Parties certifying that attached thereto are true, correct and complete copies of all resolutions adopted by the board of directors or equivalent body of each of the Company Parties authorizing the execution, delivery, and performance of this Agreement and the Transactions, and that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the Transactions; and

(iii)each of the Ancillary Agreements to which any of the Company Parties is a party, duly executed by the applicable Company Party.

Section 6.3Other Conditions to the Obligations of the Company Parties. The obligations of the Company Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company Parties of the following further conditions:

(a)(i) the Parent Fundamental Representations shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of the Parent Parties contained in Article 4 of this Agreement (other than the Parent Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Parent Material Adverse Effect;

(b)the Parent Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c)since the date of this Agreement, no Parent Material Adverse Effect has occurred that is continuing;

(d)the Aggregate Transaction Proceeds shall be equal to or greater than $10,000,000;

(e)Parent’s listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, Parent shall satisfy any applicable listing requirements of Nasdaq, and Parent shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Parent Common Stock (including, for the avoidance of doubt, the Parent Common Stock to be issued pursuant to the Merger) shall have been approved for listing on Nasdaq;

(f)the Parent Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 5.16(a)(i) and (ii);

(g)at or prior to the Closing, Parent shall have delivered, or caused to be delivered, the following documents to the Company Parties:

(i)a certificate duly executed by an authorized officer of Parent, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(c) are satisfied, in a form and substance reasonably satisfactory to the Company Parties;

(ii)each of the Ancillary Agreements to which Parent is a party, duly executed by Parent.

Section 6.4Frustration of Closing Conditions. The Company Parties may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by either Company Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. None of the Parent Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by a Parent Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

ARTICLE 7

TERMINATION

Section 7.1Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a)by mutual written consent of Parent and each Company Party;

(b)by Parent, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if a Company Party has failed to perform any covenant or agreement on the part of such Company Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to such Company Party by Parent, and (ii) the Termination Date; provided, however, that none of the Parent Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c)by a Company Party, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any Parent Party has failed to perform any covenant or agreement on the part of such applicable Parent Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Parent by the Company Parties and (ii) the Termination Date; provided, however, the Company Parties are not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d)by either Parent or a Company Party, if the transactions contemplated by this Agreement shall not have been consummated on or prior to December 31, 2022 (the “Termination Date”); provided, that

(i)the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to Parent if any Parent Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and

(ii)the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to a Company Party if a Company Party’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e)by either Parent or a Company Party, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f)by either Parent or a Company Party if the Parent Stockholders Meeting has been held (including any adjournment thereof), has concluded, the Parent Stockholders have duly voted and the Required Parent Stockholder Approval was not obtained; or

(g)by Parent, if a Company Party does not deliver, or cause to be delivered to Parent both Company Party Stockholder Written Consents in accordance with Section 5.13(a) on or prior to the Company Parties Stockholder Written Consent Deadline.

Section 7.2Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of (a) Section 5.3(a), this Section 7.2, Article 9 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or fraud or (ii) any Person’s Liability under the PIPE Purchase Agreement, the Bridge Purchase Agreement, any Confidentiality Agreement, the Support Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

ARTICLE 8

INDEMNIFICATION

Section 8.1Survival. Subject to the other provisions in this Article 8, the representations and warranties concerning the Group Companies contained in Article 3 and all covenants and agreements contained herein, shall survive the Closing and shall terminate at the close of business on the date that is twelve (12) months following the Closing Date (the “Expiration Date”); provided, that any obligations under this Article 8 shall not terminate at the applicable expiration date with respect to any claims for indemnification for which a Parent Indemnified Party (as defined below) has given proper notice to the party obligated to provide indemnification to such Parent Indemnified Party pursuant to Section 8.4 (the “Indemnifying Party”) in accordance with Section 8.4(a) before the applicable expiration date. There shall be no expiration date for claims based on fraud, intentional misrepresentation or Willful Breach by any party hereto.

Section 8.2Indemnification by Group Companies.

(a)Subject to the other provisions in this Article 8, VSee shall indemnify and defend Parent and its respective managers, officers, directors, employees, agents, successors and assigns (the “Parent Indemnified Parties”) against, and shall hold them harmless from, any and all costs, losses, damages, Liabilities, demands, actions or causes of action (including third party claims), interest, sanctions, settlements, reasonable fees and expenses (including reasonable legal, accounting and investigation fees and expenses) or other charges in connection with any of the foregoing or similar damages incurred, sustained or suffered by them (collectively, “Losses”); provided, that, except to the extent awarded to any third party in respect of a Third Party Claim, in no event shall Losses include any damages that are consequential (including loss of profit or revenue), special or punitive (it being understood that “special” and “consequential (including loss of profit or revenue)” damages shall mean damages that were neither probable nor reasonably foreseeable), attributable to, resulting from, based upon or arising out of:

(i)any breach of, inaccuracy in or failure to be true and correct of any of the representations or warranties concerning VSee and its Subsidiaries contained in Article 3 of this Agreement or in any closing certificate delivered by Seller pursuant to this Agreement in each case as of the date made or at the date of the Closing;

(ii)the breach or non-fulfillment of any covenant, undertaking, agreement or other obligation contained in this Agreement of VSee or its Subsidiaries at or prior to the Closing;

(iii)the fraud, intentional misrepresentation or Willful Breach of VSee or its Subsidiaries at or prior to the Closing;

(iv)all VSee Pre-Closing Taxes;

(v)the matters set forth in Section 8.2(a)(v) of the Disclosure Schedule.

(b)Subject to the other provisions in this Article 8, iDoc shall indemnify and defend the Parent Indemnified Parties against, and shall hold them harmless from, any and all Losses; provided, that, except to the extent awarded to any third party in respect of a Third Party Claim, in no event shall Losses include any damages that are consequential (including loss of profit or revenue), special or punitive (it being understood that “special” and “consequential (including loss of profit or revenue)” damages shall mean damages that were neither probable nor reasonably foreseeable), attributable to, resulting from, based upon or arising out of:

(i)any breach of, inaccuracy in or failure to be true and correct of any of the representations or warranties concerning iDoc and its Subsidiaries contained in Article 3 of this Agreement or in any closing certificate delivered by iDoc pursuant to this Agreement in each case as of the date made or at the date of the Closing;

(ii)the breach or non-fulfillment of any covenant, undertaking, agreement or other obligation contained in this Agreement of iDoc or its Subsidiaries at or prior to the Closing;

(iii)the fraud, intentional misrepresentation or Willful Breach of iDoc or its Subsidiaries at or prior to the Closing;

(iv)all iDoc Pre-Closing Taxes;

(v)the matters set forth in Section 8.2(b)(v) of the Disclosure Schedule.

Section 8.3Limitations on Indemnification.

(a)Additional Limitations.

(i)Notwithstanding anything to the contrary in this Article 8, VSee and iDoc shall not be liable for claims for indemnification pursuant to Section 8.2(a) and Section 8.2(b), as applicable, unless and until the aggregate amount of Losses claimed by the Parent Indemnified Parties against VSee or iDoc (as the case may be) equals or exceeds $75,000 (the “Basket”) with respect to each of VSee and iDoc, and then the Parent Indemnified Parties shall be entitled to indemnification hereunder for any amounts in excess of the Basket; provided, that the Basket shall not apply to breaches of any Company Parties Fundamental Representations. The aggregate Liability of VSee for indemnification under Section 8.2(a) and iDoc for indemnification under Section 8.2(b), respectively, shall in no event exceed an amount equal to the VSee Indemnity Escrow Amount with respect to VSee, and the iDoc Indemnity Escrow Amount with respect to iDoc.

(ii)The amount of any Losses suffered, sustained or incurred by any Indemnified Parties shall be reduced by the amount such Indemnified Parties actually recovered (after deducting all attorneys’ fees, expenses and other costs of recovery (including any deductible amount) and any resultant increase in insurance premiums of Parent) from any insurer (excluding self-insurance or captive insurance) or other Person then liable for such Losses.

(iii)If any Parent Indemnified Party receives any amounts under insurance coverage (excluding self-insurance or captive insurance) or from any Person with respect to Losses sustained at any time subsequent to any payment to such Parent Indemnified Party pursuant to this Article 8, then such Parent Indemnified Party shall promptly deposit such amount in the Indemnity Escrow Account until disbursed pursuant to the terms hereof and the applicable Escrow Agreement.

(iv)Notwithstanding the fact that any Parent Indemnified Party may have the right to assert claims for indemnification under or in respect of more than one section or subsection of this Agreement in respect of any fact, event, condition or circumstance, any amount of damages recovered under one section or subsection of this Agreement shall not be recovered more than once in response of the same Loss under another section or subsection of this Agreement.

(v)Neither VSee nor iDoc shall have any liability for any Loss for which indemnification is sought to the extent that an allowance, provision or reserve covering such Loss actually reduced the amount of the iDoc Closing Consideration or the VSee Closing Consideration, in accordance with the reductions contemplated in the definitions thereof.

Section 8.4Claim Procedure.

(a)Notice of Claims. If a claim for Losses (a “Claim”) is to be made by Parent that does not involve a third party, Parent shall give written notice (a “Claim Notice”) to VSee or iDoc, as applicable, and the Escrow Agent (in such capacity, the “Indemnifying Party”), which Claim Notice shall describe the claim for indemnification hereunder and specify in reasonable detail, to the extent known and reasonably quantifiable at such time, the amount or estimated amount of the Claim, which statement or estimate shall not be binding and may be revised, amended or modified upon notice to the Indemnifying Party. The failure of Parent to give timely notice of a Claim hereunder shall not affect Parent’s rights to indemnification hereunder. If the applicable Indemnifying Party disputes in writing its liability with respect to such Claim or the estimated amount of such Losses pursuant to this Section 8.4 within forty-five (45) days following delivery of such Claim Notice, the parties shall attempt in good faith to resolve such dispute; provided, that, if such dispute has not been resolved within thirty (30) days following notice of such dispute of the Claim Notice, then the amount of indemnification to which Parent shall be entitled under this Article 8 shall be determined by: (i) the written agreement between Parent and the Indemnifying Party through the use of good faith efforts to resolve such dispute; (ii) a final judgment or decree of any Governmental Entity of competent jurisdiction; or (iii) any other means to which Parent and the Indemnifying Party shall agree. The judgment or decree of a Governmental Entity shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. Following such determination of the amount of indemnification, or if the applicable Indemnifying Party notifies Parent that it does not dispute the claim described in the Claim Notice or fails to respond within forty-five (45) days following receipt of such Claim Notice, such determination of the amount of indemnification or the Losses identified in the Claim Notice, as applicable, will be conclusively deemed a liability of the Indemnifying Party under Section 8.2(a) or Section 8.2(b), as applicable, and Parent shall forward to the Indemnifying Party written notice of any such sums due and owing by the Indemnifying Party and the Indemnifying Party shall pay all of such sums so due and owing within five (5) Business Days by wire transfer of immediately available funds.

(b)Third Party Claims.

(i)If Parent receives notice of the assertion of any Claim or the commencement of any action by a third party or Governmental Entity with respect to a matter subject to indemnity hereunder (a “Third Party Claim”), notice thereof (a “Third Party Notice”) shall promptly be given to the applicable Indemnifying Party and the Escrow Agent, which Third Party Notice shall specify in reasonable detail the basis for any anticipated liability and specify in reasonable detail, to the extent known and reasonably quantifiable at such time, the amount or estimated amount of the Third-Party Claim, which statement shall not be binding and may be revised, amended or modified upon notice to the Indemnifying Party. The failure of Parent to give timely notice of a Third Party Claim hereunder shall not affect such Indemnified Party’s rights to indemnification hereunder, except to the extent such delay or failure has a material prejudicial effect on the defenses or other rights available to the applicable Indemnifying Party. After receipt of a Third Party Notice, the Indemnifying Parties shall have the right, but not the obligation, by providing written notice to Parent within forty-five (45) days of delivery of the Third Party Notice, to conduct and control through reputable counsel of its own choice (subject to the approval of Parent, such approval not to be unreasonably withheld, conditioned or delayed) the defense, compromise or settlement (subject to the requirements set forth in Section 8.4(b)(ii) below) of any Third Party Claim, at the Indemnifying Party’s sole cost and expense to the extent the Indemnifying Party is obligated to indemnify Parent or is otherwise liable to pay for such fees and expenses pursuant to Section 8.2(a) or Section 8.2(b), as applicable; provided, that the Indemnifying Party must conduct the defense of the Third Party Claim actively and diligently in order to preserve its rights in this regard; and provided, further, that the Indemnifying Party shall not be entitled to conduct and control the defense thereof if such Third Party Claim, based on the remedy sought, (i) would reasonably be expected to result in an equitable order, judgment or term that would restrict the future activity of, or result in a material and adverse impact on, the ongoing business of the Indemnifying Party/Indemnified Party (as applicable) or any of their Affiliates, (ii) seeks equitable relief or (iii) relates to a criminal action or involves claims by a Governmental Entity. The Indemnified Party may participate, through counsel chosen by it and at its own expense, in the defense of any Third Party Claim as to which the Indemnifying Party has elected to conduct and control the defense, compromise or settlement thereof; provided, that, if Parent reasonably determines that the interests of Indemnifying Party and Parent are in material conflict with one another such that the Indemnifying Party could not adequately represent the interests of Parent, then the Indemnifying Party shall also pay the reasonable and documented fees and expenses of one separate counsel of Parent in connection with such Third Party Claim during such time as such a conflict exists. In the event, however, that the Indemnifying Party declines or does not timely elect to conduct and control the defense, compromise or settlement of any Third Party Claim or to employ reputable counsel reasonably satisfactory to Parent, in either case within such forty-five (45) day period, or if the Indemnifying Party is not entitled to assume the defense of such claim in accordance with this Section 8.4(b), then the Indemnifying Party shall pay the reasonable and documented expenses of counsel for Parent as incurred to the extent the Indemnifying Party is obligated to indemnify Parent for such fees and expenses pursuant to Section 8.2(a) or Section 9.2(b), as applicable; provided, however, that the Indemnifying Party shall not be required to pay the fees and disbursements of more than one firm for all Indemnified Parties in any claim.

(ii)Subject to the last sentence of this Section 8.4(b)(ii), neither the Indemnifying Party nor Parent, as the case may be, shall pay, compromise, settle or consent to the entry of any judgment with respect to which indemnification is being sought herein without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed) unless each of the following conditions are satisfied: (A) such compromise, settlement or consent includes an unconditional release of the Indemnifying Party/Indemnified Party (as applicable) and its Representatives from all Liability arising out of such claim, (B) such compromise, settlement or consent does not contain any finding, admission or statement suggesting any wrongdoing, violation of applicable Law or Liability on behalf of the Indemnifying Party/Indemnified Party (as applicable) (other than monetary Liability of Parent that will be paid or reimbursed by the Indemnifying Party) and (C) such settlement, compromise or consent does not contain any equitable order, judgment or term that would restrict the future activity of, or result in a material and adverse impact on, the ongoing business of the Indemnifying Party/Indemnified Party (as applicable) or any of their Affiliates. Notwithstanding the foregoing, if the Indemnifying Party is entitled to conduct and control the defense, compromise or settlement of any particular claim pursuant to this Section 8.4(b), but elects not to do so (or fails to provide timely notice of such election) or if the Indemnifying Party is otherwise prohibited from doing so pursuant to clauses (i) through (iii) of Section 8.4(b)(i), Parent may pay, compromise, settle or consent to the entry of any judgment with respect to such Third Party Claim and shall be entitled to indemnification from the Indemnifying Party for any and all Losses based upon, arising from or relating to such Third Party Claim in accordance with the terms of this Article 8.

(iii)The Indemnifying Party shall at all times use commercially reasonable efforts to keep Parent reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to reasonably cooperate in good faith with each other with respect to the defense of any such matter and shall furnish such records and other information as may be reasonably requested by the Indemnifying Party or Parent (as the case may be) in connection therewith.

(iv)Parent and the Indemnifying Parties shall use their commercially reasonable efforts to avoid production of confidential information (consistent with applicable Law) and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 8.5Indemnification Payments. Any indemnification payment made by VSee or iDoc, as applicable, under this Article 8 shall be treated as an adjustment to the VSee Stock Consideration or the iDoc Stock Consideration, as applicable, for tax purposes. Any indemnification payment made by VSee or iDoc under this Article 8 shall be made through the surrender by the Escrow Agent to Parent for cancellation of a number of the VSee Indemnity Escrow Shares or the iDoc Indemnity Escrow Shares, as applicable, equal to the dollar value of the Loss, divided by $10, allocated pro rata among the VSee Stockholders or iDoc Stockholders, as applicable, in accordance with the terms of the Escrow Agreements.

Section 8.6Sole Recourse; Payments from Escrow Account.

(a)Subject to the terms and conditions of this Article 8, the sole and exclusive source of recovery by the Parent Indemnified Parties under this Article 8 shall be from the VSee Indemnity Escrow Account or the iDoc Indemnity Escrow Account, as applicable.

(b)Any release of Parent Common Stock from the Indemnity Escrow Accounts pursuant to Section 8.6(a) shall be subject to the terms of the Escrow Agreements. In particular, the Escrow Agent shall release to VSee and iDoc as follows:

(i)on the first Business Day following the date which is six (6) months following the Closing Date (the “First Indemnity Release Date”), 50% of the then-remaining shares of Parent Common Stock in the Indemnity Escrow Accounts less the number of shares, if any, of Parent Common Stock obtained by dividing by $10 the dollar value of the following claims: (I) which Parent Indemnified Parties have asserted a claim for, but not yet received, disbursement from the Indemnity Escrow Accounts, and (II) any unresolved claims of Parent Indemnified Parties for indemnification under this Agreement (all such claims in clauses (I) and (II) being hereinafter referred to as “Pending Indemnity Claims”); and

(ii)on the first Business Day following the date which is twelve (12) months following the Closing Date (the “Second Indemnity Release Date”) all of the then-remaining shares of Parent Common Stock in the Indemnity Escrow Accounts less the number of shares, if any, of Parent Common Stock obtained by dividing by $10 the dollar value of any Pending Indemnity Claims.

Section 8.7Exclusive Remedy. The parties hereto acknowledge and agree that, following the Closing, (a) the indemnification obligations of VSee and iDoc under this Article 8 and the remedies set forth herein shall constitute the sole and exclusive monetary remedy of Parent Indemnified Parties for any breach of, inaccuracy in or failure to be true and correct of any representation or warranty concerning the Group Companies set forth in this Agreement, and any breach, non-fulfillment or default in the performance of any covenant, undertaking, agreement or other obligation of the Group Companies set forth in this Agreement; provided, however, that the limitations set forth above shall not apply to (i) the remedies provided in Section 9.17; and provided, further, that nothing contained herein shall limit the remedies available to any party for breach of any representation or warranty, covenant or agreement with respect to any other agreement to be entered into in connection herewith, including the Ancillary Documents.

Section 8.8Right of Offset. [Reserved].

Section 8.9Claims Unaffected by Investigation. The right of a Parent Indemnified Party to indemnification or to assert or recover on any claim shall not be affected by any investigation conducted with respect to, or any information received or knowledge acquired (or capable of being received or acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy of or compliance with any of the representations, warranties, covenants or agreements set forth in this Agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants or agreements.

Section 8.10Mitigation. Each of the parties agrees to take commercially reasonable steps, consistent with the steps a similarly-situated company would reasonably take, to mitigate its Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

ARTICLE 9

MISCELLANEOUS

Section 9.1Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) Parent and each Company Party prior to Closing and (b) Parent and the Sponsor after the Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 9.1 shall be void, ab initio.

Section 9.2Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) Parent and each Company Party prior to the Closing and (b) Parent and the Sponsor after the Closing. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 9.2 shall be void, ab initio.

Section 9.3Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to any Parent Party, to:

c/o Digital Health Acquisition Corp.

980 N Federal Hwy #304

Boca Raton, FL 33432

Attention: Scott Wolf, Chief Executive Officer

E-mail: scott@sjwolf.com

with a copy (which shall not constitute notice) to:

Manatt, Phelps & Philips, LLP

695 Town Center Dr.

Costa Mesa, CA 92626

Attention: Thomas Poletti, Veronica Lah

E-mail: TPoletti@manatt.com; VLah@manatt.com

(b)	If to VSee, to:

VSee Lab, Inc.

3188 Kimlee Drive

San Jose, CA 95132

Attention: Milton Chen, CEO

Email: milton@vsee.com

with a copy (which shall not constitute notice) to:

Holcombe Law Group

12545 Oak Mist Lane

Auburn, CA 95602

Attention: Jessica Holcombe

E-mail: jholcombe@holcombelawgroup.com

(c)	If to iDoc, to:

iDoc Virtual Telehealth Solutions, Inc.

2311 West Main Street

Houston, Texas 77098

Attention: Dr. Imoigele Aisiku, Chief Executive Officer

Email: iaisiku@idocvms.com

with a copy (which shall not constitute notice) to:

Pryor Cashman LLP

7 Times Square, 40th Floor

New York, NY 10036

Attention: M. Ali Panjwani and John Crowe

E-mail: ali.panjwani@pryorcashman.com; jcrowe@pryorcashman.com or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.4Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 9.5Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

Section 9.6Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business

Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to Parent, any documents or other materials posted to the electronic data room located at https://ws.onehub.com under the project names “VSee” and “iDoc” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 9.7Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Parties Disclosure Schedules or in the Parent Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Parties Disclosure Schedules) or Article 4 (in the case of the Parent Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Parties Disclosure Schedules) or Article 4 (in the case of the Parent Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 9.8Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14, Section 5.15 and the two subsequent sentences of this Section 9.8, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 9.1, Section 9.2, Section 9.13 and this Section 9.8 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 9.12 and this Section 9.8.8 (to the extent related to the foregoing).

Section 9.9Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.10Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 9.11Knowledge of Company; Knowledge of Parent. For all purposes of this Agreement, the phrase “to the knowledge of the applicable Company Party”, “to the applicable Company Party’s knowledge” and “known by the applicable Company Party” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.11(a) of the Company Parties Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to Parent’s knowledge” and “to the knowledge of Parent” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.11(b) of the Parent Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 9.11(a) of the Company Parties Disclosure Schedules or Section 9.11(b) of the Parent Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 9.12No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any Parent Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company Parties, and the Parent Non-Party Affiliates, in the case of Parent, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company Parties, Parent or any Non-Party Affiliate concerning any Group Company, any Parent Party, this Agreement or the transactions contemplated hereby.

Section 9.13Extension; Waiver. The Company Parties prior to the Closing and the Company Parties and the Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the Parent Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the Parent Parties set forth herein or (c) waive compliance by the Parent Parties with any of the agreements or conditions set forth herein. Parent may (i) extend the time for the performance of any of the obligations or other acts of either or both of the Company Parties, set forth herein, (ii) waive any inaccuracies in the representations and warranties of either or both of the Company Parties set forth herein or (iii) waive compliance by either or both of the Company Parties with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.14Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14.

Section 9.15Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such

Party is not personally subject to the jurisdiction of the courts as described in this Section 9.15 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 9.3 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 9.16Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 9.17Trust Account Waiver. Reference is made to the final prospectus of Parent, filed with the SEC (File No. 333-260232) on November 4, 2021 (the “Prospectus”). Each Company Party acknowledges and agrees and understands that Parent has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Parent’s public stockholders (including overallotment shares acquired by Parent’s underwriters, the “Public Stockholders”), and Parent may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Parent entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Company Party hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company Parties nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Parent or any of its Representatives, on the one hand, and, the Company Parties or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). Each Company Party, on its own behalf and on behalf of its respective Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its respective Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with Parent or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with Parent or its Affiliates).

Section 9.18Acknowledgement of Amendment and Restatement. Each of the Parties hereby acknowledges and agrees that the Ancillary Documents, including, without limitation, the Support Agreement, apply equally to and are in full force and effect with respect to this Agreement, as amended and restated.

Section 9.19Company Party Consent. Each of the Company Parties hereby agrees, consents to and ratifies (i) an amendment of the Amended and Restated Certificate of Incorporation of Parent to extend the deadline by which Parent may complete a business combination in accordance with the terms thereof, (ii) the PIPE Financing, and (iii) the Bridge Financing, and (iv) all transactions and agreements contemplated by the foregoing clauses (i) – (iii).

* * * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Second Amended and Restated Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

DIGITAL HEALTH ACQUISITION CORP.

By:	/s/ Scott Wolf
	Name:	Scott Wolf
	Title:	Chief Executive Officer

DHAC MERGER SUB I, INC.

By:	/s/ Scott Wolf
	Name:	Scott Wolf
	Title:	President

DHAC MERGER SUB II, INC.

By:	/s/ Scott Wolf
	Name:	Scott Wolf
	Title:	President

[Signature Page to Second A&R Business Combination Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Second Amended and Restated Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

VSEE LAB, INC.

By:	/s/ Milton Chen
Name: Milton Chen
Title: Executive Vice Chairman

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

By:	/s/ Imoigele Aisiku
Name: Dr. Imoigele Aisiku
Title: Executive Chairman

[Signature Page to Second A&R Business Combination Agreement]

FIRST AMENDMENT TO SECOND AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

This FIRST AMENDMENT TO SECOND AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT (this “Amendment”), dated November 3, 2022 (the “First Amendment Effective Date”), is entered into by and among DIGITAL HEALTH ACQUISITION CORP., a Delaware corporation (“DHAC”), DHAC MERGER SUB I, INC., a Delaware corporation (“Merger Sub I”), DHAC MERGER SUB II, INC., a Texas corporation (“Merger Sub II”), VSEE LAB, INC., a Delaware corporation (“VSee”), and IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC., a Texas corporation (“iDoc” and, together with VSee, the “Company Parties”).  Capitalized terms used herein, unless otherwise defined, shall have the meanings set forth in the Second Amended and Restated Business Combination Agreement, dated October 6, 2022 (the “BCA”), by and among DHAC, Merger Sub I, Merger Sub II, VSee, and iDoc.

I.     RECITALS

WHEREAS, the parties hereto entered into the BCA on October 6, 2022;

WHEREAS, the BCA provides that as a condition to the consummation to the transactions contemplated thereby, the Aggregate Transaction Proceeds shall be equal to or greater than $10,000,000; and

WHEREAS, the parties desire to amend the BCA to remove the condition precedent described above.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties mutually agree to amend the BCA in accordance with the terms of the BCA and this Amendment.

II.     AGREEMENT

1.Incorporation of Recitals.  The foregoing recitals are hereby incorporated into this Amendment in their entirety and are true and correct as of the First Amendment Effective Date.

2.Amendments to Loan Agreement.  Pursuant to Section 9.2 of the BCA, the BCA is hereby amended as follows:

a.The definition of “Aggregate Transaction Proceeds” is hereby deleted in its entirety.

b.The definition of “Distributable Cash” is hereby deleted in its entirety.

c.Section 6.3(d) of the BCA is hereby deleted in its entirety.

III.      MISCELLANEOUS

1.Representations and Warranties of the Parties.  Each party hereto represents and warrants as of the First Amendment Effective Date that:

a.The execution, delivery and performance by each party of this Amendment (i) have been duly authorized by all necessary action on the part of each party and are consistent with its organizational documents, and (ii) do not contravene any law, governmental rule, regulation or order applicable to such party, and do not and will not contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument or any order, writ, injunction or decree to which such party is a party or by which it or its properties or assets are bound;

b.this Amendment constitutes the legal, valid, and binding agreement of each party hereto, enforceable in accordance with its terms; and

c.each of the representations and warranties of each party set forth in Articles 3 and 4 of the BCA are true and correct in all material respects (or if such representations and warranties are by their terms subject to any materiality qualification then such representations and warranties are true and correct in all respects) as of the date hereof with the same effect as though made on and as of the date hereof (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty is true and correct in all material respects as of such earlier date).

2.Full Force and Effect.  The BCA, as amended pursuant to this Amendment, remains in full force and effect.  After the First Amendment Effective Date, references to the Second Amended and Restated Business Combination Agreement in the BCA and the Ancillary Documents shall mean the Second Amended and Restated Business Combination Agreement as amended pursuant to this Amendment.

3.Conflicting Provisions.  In the event of a conflict between any provision of the BCA or any Ancillary Documents and this Amendment, the provisions of this Amendment shall govern.

4.Counterparts; Electronic Signature.  This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  This Amendment may be executed electronically, and an electronic or.pdf signature shall constitute an original for all purposes.

5.Entire Agreement.  This Amendment contains the entire agreement of the parties hereto in respect of the transactions contemplated hereby, and all prior agreements among or between the parties, whether oral or written, with respect to the subject matter hereof, are superseded by the terms of this Amendment.

[Remainder of page intentionally blank. Signature page follows.]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered as of the date first above written.

DIGITAL HEALTH ACQUISITION CORP.

By:	/s/ Scott Wolf
Name: Scott Wolf
Title: Chief Executive Officer

DHAC MERGER SUB I, INC.

By:	/s/ Scott Wolf
Name:	Scott Wolf
Title:	President

DHAC MERGER SUB II, INC.

By:	/s/ Scott Wolf
Name:	Scott Wolf
Title:	President

VSEE LAB, INC.

By:	/s/ Milton Chen
Name:	Dr. Milton Chen
Title:	Executive Vice Chairman

IDOC VIRTUAL TELEHEALTH SOLUTIONS, INC.

By:	/s/ Imoigele Aisiku
Name:	Dr. Imoigele Aisiku
Title:	Executive Chairman

[Signature Page to First Amendment to Second Amended and Restated Business Combination Agreement]

Annex B-1

FORM OF SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

DIGITAL HEALTH ACQUISITION CORP.

Digital Health Acquisition Corp. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.The name of the Corporation is Digital Health Acquisition Corp. The Corporation was incorporated under the name Digital Health Acquisition Corp. by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on March 30, 2021 (the “Original Certificate”).

2.An Amended and Restated Certificate of Incorporation, which amended and restated the Original Certificate in its entirety, was filed with the Secretary of State of the State of Delaware on November 3, 2021 (as amended from time to time, the “Existing Certificate”).

3.This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which amends and restates the Existing Certificate in its entirety, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the DGCL and has been adopted by the stockholders of the Corporation at a meeting of the stockholders of the Corporation in accordance with the provisions of Section 211 of the DGCL.

4.The text of the Existing Certificate is hereby amended and restated by this Second Amended and Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

5.This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, Digital Health Acquisition Corp. has caused this Second Amended and Restated Certificate to be signed by a duly authorized officer of the Corporation, on [·], 2022.

DIGITAL HEALTH ACQUISITION CORP.

By:
Name:
Title:

B-1-1

EXHIBIT A

ARTICLE I

NAME

The name of the corporation is VSee Health, Inc. (the “Corporation”).

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is c/o Telos Legal Corp., 1012 College Road, Suite 201, in the City of Dover, County of Kent, State of Delaware, and the name of its registered agent at such address is Telos Legal Corp.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

CAPITAL STOCK

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is [·]. The total number of shares of Common Stock that the Corporation is authorized to issue is [·], having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is [·], having a par value of $0.0001 per share.

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.	COMMON STOCK.

1.General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2.Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

B-1-2

3.Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4.Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

B.	PREFERRED STOCK.

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Second Amended and Restated Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Second Amended and Restated Certificate (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

BOARD OF DIRECTORS

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A.Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the initial directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the date of this Second Amended and Restated Certificate. At each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate, subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director. The Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II and Class III.

B.Except as otherwise expressly provided by the DGCL or this Second Amended and Restated Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall

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constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

C.Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D.Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

E.Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Second Amended and Restated Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F.In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Amended and Restated Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”). In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Second Amended and Restated Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G.The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VI

STOCKHOLDERS

A.Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

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B.Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President, and shall not be called by any other person or persons.

C.Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VII

LIABILITY

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VII, or the adoption of any provision of the Second Amended and Restated Certificate inconsistent with this Article VII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE VIII

INDEMNIFICATION

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE IX

EXCLUSIVE FORUM

A.To the fullest extent permitted by law, and unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware), shall be the sole and exclusive forum for (a) any derivative action or proceeding brought in the name or right of the Corporation or on its behalf, (b) any action or proceeding asserting a claim for breach of any fiduciary duty owed by any director, officer, employee, agent, or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action or proceeding arising or asserting a claim arising pursuant to any provision of the DGCL or any provision of this Certificate or the Bylaws, (d) any action or proceeding asserting a claim against a stockholder of the Corporation, or (e) any action or proceeding asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce, or determine the validity of this Certificate or the Bylaws. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this section. Notwithstanding anything contrary in the foregoing, this paragraph shall not apply to claims arising under the Securities Act of 1933 (the “Securities Act”), the Securities Exchange Act of 1934 (the “Exchange Act”) or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

B.Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this section. Failure to enforce the provisions contained in this Article IX would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.

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ARTICLE X

AMENDMENTS

A.Notwithstanding anything contained in this Second Amended and Restated Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Second Amended and Restated Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX and this Article X.

B.If any provision or provisions of this Second Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Second Amended and Restated Certificate (including, without limitation, each such portion of any paragraph of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

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Annex B-2

CERTIFICATE OF DESIGNATIONS OF

SERIES A CONVERTIBLE PREFERRED STOCK OF

VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.)

I, [                 ], hereby certify that I am the [                 ] and [                 ] of VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.) (the “Company”), a corporation organized and existing under the Delaware General Corporation Law (the “DGCL”), and further do hereby certify:

That pursuant to the authority expressly conferred upon the Board of Directors of the Company (the “Board”) by the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Section 151(g) of the DGCL, the Board on            , 2022 adopted the following resolution determining it desirable and in the best interests of the Company and its stockholders for the Company to create a series of ten thousand (10,000) shares of preferred stock designated as “Series A Convertible Preferred Stock”, none of which shares have been issued:

RESOLVED, that pursuant to the authority vested in the Board this Company, in accordance with the provisions of the Certificate of Incorporation, a series of preferred stock, par value $0.0001 per share, of the Company be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

TERMS OF SERIES A CONVERTIBLE PREFERRED STOCK

1.   Designation and Number of Shares.   There shall hereby be created and established a series of preferred stock of the Company designated as “Series A Convertible Preferred Stock” (the “Preferred Shares”). The authorized number of Preferred Shares shall be ten thousand (10,000) shares. Each Preferred Share shall have a par value of $0.0001. Capitalized terms not defined herein shall have the meaning as set forth in Section 31 below.

2.   Ranking.   Except to the extent that the holders of at least a majority of the outstanding Preferred Shares (the “Required Holders”) expressly consent to the creation of Parity Stock (as defined below) or Senior Preferred Stock (as defined below) in accordance with Section 15, all shares of capital stock of the Company shall be junior in rank to all Preferred Shares with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (such junior stock is referred to herein collectively as “Junior Stock”). The rights of all such shares of capital stock of the Company shall be subject to the rights, powers, preferences and privileges of the Preferred Shares. Without limiting any other provision of this Certificate of Designations, without the prior express consent of the Required Holders, voting separate as a single class, the Company shall not hereafter authorize or issue any additional or other shares of capital stock that is (i) of senior rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Senior Preferred Stock”), (ii) of pari passu rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Parity Stock”) or (iii) any Junior Stock having a maturity date or any other date requiring redemption or repayment of such shares of Junior Stock that is prior to the first anniversary of the Initial Issuance Date. In the event of the merger or consolidation of the Company with or into another corporation, the Preferred Shares shall maintain their relative rights, powers, designations, privileges and preferences provided for herein and no such merger or consolidation shall result inconsistent therewith.

3.   Dividends.

(a)   From and after the first date of issuance of any Preferred Shares (the “Initial Issuance Date”), dividends (“Dividends”) on the Preferred Shares shall commence accruing at the Dividend Rate and shall be computed on the basis of a 360-day year and twelve 30-day months and shall be payable in arrears for on the first calendar day of each calendar month (each, an “Dividends Date”) with the first Dividends Date being the first calendar day of the calendar month immediately following the Initial Issuance Date. Dividends shall be payable on each Dividends Date, to each record holder of Preferred Shares (each, a “Holder” and collectively, the “Holders”), in shares of Common Stock (“Dividends Shares”); provided however, that the Company may, at its option following notice to the Holders, pay Dividends on any Dividends Date in cash (“Cash Dividends”) out of funds legally available therefor (with any Cash Dividends required to be paid hereunder and not legally available therefor added to the Stated Value of the Preferred Shares on the applicable Dividend Date) or in a

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combination of Cash Dividends and Dividends Shares. The Company shall deliver a written notice (each, an “Dividends Election Notice”) to each Holder on or prior to the eleventh (11th) Trading Day prior to the applicable Dividend Date (the date such notice is delivered to all of the Holders, the “Dividends Notice Date”) which notice (i) either (A) confirms that Dividends to be paid on such Dividends Date shall be paid entirely in Dividends Shares or (B) elects to pay Dividends as Cash Dividends or a combination of Cash Dividends and Dividends Shares and specifies the amount of Dividends that shall be paid as Cash Dividends and the amount of Dividends, if any, that shall be paid in Dividends Shares and (ii) certifies that there has been no Equity Conditions Failure. If an Equity Conditions Failure has occurred as of the Dividends Notice Date, then unless the Company has elected to pay such Dividends as Cash Dividends, the Dividend Election Notice shall indicate that unless the applicable Holder waives the Equity Conditions Failure, the Dividends of the Preferred Shares of such Holder shall be capitalized hereunder and, as of such Dividend Date, shall increase the Stated Value of the Preferred Shares of such Holder on a dollar-for-dollar basis. Notwithstanding anything herein to the contrary, if no Equity Conditions Failure has occurred as of the Dividends Notice Date but an Equity Conditions Failure occurs at any time prior to the Dividends Date, (A) the Company shall provide each Holder a subsequent notice to that effect and (B) the applicable Holder waives the Equity Conditions Failure, the Dividends of the Preferred Shares of such Holder shall be capitalized hereunder and, as of such Dividend Date, shall increase the Stated Value of the Preferred Shares of such Holder on a dollar-for-dollar basis. Dividends to be paid on an Dividends Date in Dividends Shares shall be paid in a number of fully paid and nonassessable shares (rounded to the nearest whole share in accordance with Section 4(a)) of Common Stock equal to the quotient of (1) the amount of Dividends payable on such Dividends Date less any Cash Dividends paid and (2) the Alternate Conversion Price in effect on the applicable Dividends Date.

(b)   When any Dividends Shares are to be paid on an Dividends Date, the Company shall (i) (A) provided that the Company’s transfer agent (the “Transfer Agent”) is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, credit such aggregate number of Dividends Shares to which the applicable Holder shall be entitled to such Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (B) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program (“FAST”), issue and deliver on the applicable Dividends Date, to the address set forth in the register maintained by the Company for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by such Holder in writing to the Company at least two (2) Business Days prior to the applicable Dividends Date, a certificate, registered in the name of such Holder or its designee, for the number of Dividends Shares to which such Holder shall be entitled and (ii) with respect to each Dividends Date, pay to such Holder, in cash by wire transfer of immediately available funds, the amount of any Cash Dividends.

(c)   Prior to the payment of Dividends on an Dividends Date, Dividends on the Preferred Shares shall accrue at the Dividend Rate and be payable by way of inclusion of the Dividends in the Conversion Amount on each Conversion Date in accordance with Section 4(c)(i) or upon any redemption in accordance with Section 5(d) or any required payment upon any Bankruptcy Triggering Event or in accordance with Section 6(b) in connection with any Change of Control. From and after the occurrence and during the continuance of any Triggering Event (regardless of whether the Company has delivered an Triggering Event Notice to a Holder or if such Holder has otherwise notified the Company that an Triggering Event has occurred), the Dividend Rate shall automatically be increased to eighteen percent (18.0%) per annum (the “Default Rate”). In the event that such Triggering Event is subsequently cured (and no other Triggering Event then exists, including, without limitation, for the Company’s failure to pay such Dividends at the Default Rate on the applicable Dividends Date), the adjustment referred to in the preceding sentence shall cease to be effective as of the calendar day immediately following the date of such cure; provided that the Dividends as calculated and unpaid at such increased rate during the continuance of such Triggering Event shall continue to apply to the extent relating to the days after the occurrence of such Triggering Event through and including the date of such cure of such Triggering Event.

(d)   Notwithstanding the foregoing, additional Dividends may be declared by the Board on the Preferred Shares, from time to time, in its sole and absolute discretion.

4.   Conversion.   At any time after the Initial Issuance Date, each Preferred Share shall be convertible into validly issued, fully paid and non-assessable shares of Common Stock (as defined below), on the terms and conditions set forth in this Section 4.

(a)   Holder’s Conversion Right.   Subject to the provisions of Section 4(d), at any time or times on or after the Initial Issuance Date, each Holder shall be entitled to convert any portion of the outstanding Preferred Shares held by such Holder into validly issued, fully paid and non-assessable shares of Common Stock in accordance with Section 4(c) at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the

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issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any Preferred Shares.

(b)   Conversion Rate.   The number of shares of Common Stock issuable upon conversion of any Preferred Share pursuant to Section 4(a) shall be determined by dividing (x) the Conversion Amount of such Preferred Share by (y) the Conversion Price (the “Conversion Rate”):

(i)   “Conversion Amount” means, with respect to each Preferred Share, as of the applicable date of determination, the sum of (1) the Stated Value thereof plus (2) the Additional Amount thereon with respect to such Stated Value and Additional Amount as of such date of determination plus (3) the Make-Whole Amount (if any).

(ii)   “Conversion Price” means, with respect to each Preferred Share, as of any Conversion Date or other date of determination, $10.00, subject to adjustment as provided herein

(c)   Mechanics of Conversion.   The conversion of each Preferred Share shall be conducted in the following manner:

(i)   Optional Conversion.   To convert a Preferred Share into shares of Common Stock on any date (a “Conversion Date”), a Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion of the share(s) of Preferred Shares subject to such conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company. If required by Section 4(c)(iii), within two (2) Trading Days following a conversion of any such Preferred Shares as aforesaid, such Holder shall surrender to a nationally recognized overnight delivery service for delivery to the Company the original certificates, if any, representing the Preferred Shares (the “Preferred Share Certificates”) so converted as aforesaid (or an indemnification undertaking with respect to the Preferred Shares in the case of its loss, theft or destruction as contemplated by Section 17(b)). On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by electronic mail an acknowledgment of confirmation and representation as to whether such shares of Common Stock may then be resold pursuant to Rule 144 or an effective and available registration statement, in the form attached hereto as Exhibit II, of receipt of such Conversion Notice to such Holder and the Transfer Agent, which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following each date on which the Company has received a Conversion Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the applicable Conversion Date of such shares of Common Stock issuable pursuant to such Conversion Notice) (the “Share Delivery Deadline”), the Company shall (1) provided that the Transfer Agent is participating in FAST, credit such aggregate number of shares of Common Stock to which such Holder shall be entitled pursuant to such conversion to such Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (2) if the Transfer Agent is not participating in FAST, upon the request of such Holder, issue and deliver (via reputable overnight courier) to the address as specified in such Conversion Notice, a certificate, registered in the name of such Holder or its designee, for the number of shares of Common Stock to which such Holder shall be entitled. If the number of Preferred Shares represented by the Preferred Share Certificate(s) submitted for conversion pursuant to Section 4(c)(iii) is greater than the number of Preferred Shares being converted, then the Company shall, as soon as practicable and in no event later than two (2) Trading Days after receipt of the Preferred Share Certificate(s) and at its own expense, issue and deliver to such Holder (or its designee) a new Preferred Share Certificate (in accordance with Section 17(d)) representing the number of Preferred Shares not converted. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of Preferred Shares shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date. Notwithstanding anything to the contrary contained in this Certificate of Designations or the Registration Rights Agreement, after the effective date of a Registration Statement (as defined in the Registration Rights Agreement) and prior to a Holder’s receipt of the notice of a Grace Period (as defined in the Registration Rights Agreement), the Company shall cause the Transfer Agent to deliver unlegended shares of Common Stock to such Holder (or its designee) in connection with any sale of Registrable Securities (as defined in the Registration Rights Agreement) with respect to which such Holder has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, and for which such Holder has not yet settled.

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(ii)   Company’s Failure to Timely Convert.   If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Deadline, either (I) if the Transfer Agent is not participating in FAST, to issue and deliver to such Holder (or its designee) a certificate for the number of shares of Common Stock to which such Holder is entitled and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit such Holder’s or its designee’s balance account with DTC for such number of shares of Common Stock to which such Holder is entitled upon such Holder’s conversion of any Conversion Amount (as the case may be) or (II) if the Registration Statement covering the resale of the shares of Common Stock that are the subject of the Conversion Notice (the “Unavailable Conversion Shares”) is not available for the resale of such Unavailable Conversion Shares and the Company fails to promptly, but in no event later than as required pursuant to the Registration Rights Agreement (x) notify such Holder and (y) deliver the shares of Common Stock electronically without any restrictive legend by crediting such aggregate number of shares of Common Stock to which such Holder is entitled pursuant to such conversion to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Conversion Failure”), then, in addition to all other remedies available to such Holder, (X) the Company shall pay in cash to such Holder on each day after the Share Delivery Deadline that the issuance of such shares of Common Stock is not timely effected an amount equal to 2% of the product of (A) the sum of the number of shares of Common Stock not issued to such Holder on or prior to the Share Delivery Deadline and to which such Holder is entitled, multiplied by (B) any trading price of the Common Stock selected by such Holder in writing as in effect at any time during the period beginning on the applicable Conversion Date and ending on the applicable Share Delivery Deadline, and (Y) such Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, all, or any portion, of such Preferred Shares that has not been converted pursuant to such Conversion Notice; provided that the voiding of an Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 4(c)(ii) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Deadline either (A) the Transfer Agent is not participating in FAST, the Company shall fail to issue and deliver to such Holder (or its designee) a certificate and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Transfer Agent shall fail to credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of shares of Common Stock to which such Holder is entitled upon such Holder’s conversion hereunder or pursuant to the Company’s obligation pursuant to clause (ii) below or (B) a Notice Failure occurs, and if on or after such Share Delivery Deadline such Holder acquires (in an open market transaction, stock loan or otherwise) shares of Common Stock corresponding to all or any portion of the number of shares of Common Stock issuable upon such conversion that such Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure or Notice Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to such Holder, the Company shall, within two (2) Business Days after receipt of such Holder’s request and in such Holder’s discretion, either: (I) pay cash to such Holder in an amount equal to such Holder’s total purchase price (including brokerage commissions, stock loan costs and other out-of-pocket expenses, if any) for the shares of Common Stock so acquired (including, without limitation, by any other Person in respect, or on behalf, of such Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate (and to issue such shares of Common Stock) or credit to the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of shares of Common Stock to which such Holder is entitled upon such Holder’s conversion hereunder (as the case may be) (and to issue such shares of Common Stock) shall terminate, or (II) promptly honor its obligation to so issue and deliver to such Holder a certificate or certificates representing such shares of Common Stock or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of shares of Common Stock to which such Holder is entitled upon such Holder’s conversion hereunder (as the case may be) and pay cash to such Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of shares of Common Stock multiplied by (y) the lowest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (II) (each, a “Buy-In Payment Amount”). Nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock (or to electronically deliver such shares of Common Stock) upon the conversion of the Preferred Shares as required pursuant to the terms hereof. Notwithstanding anything herein to the contrary, with respect to any given Notice Failure and/or Conversion Failure, this Section 4(c)(ii) shall not apply to a Holder to the extent the Company has already paid such amounts in full to such Holder with respect to such Notice Failure and/or Conversion Failure, as applicable, pursuant to the analogous sections of the Securities Purchase Agreement.

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(iii)   Registration; Book-Entry.   At the time of issuance of any Preferred Shares hereunder, the applicable Holder may, by written request (including by electronic-mail) to the Company, elect to receive such Preferred Shares in the form of one or more Preferred Share Certificates or in Book-Entry form. The Company (or the Transfer Agent, as custodian for the Preferred Shares) shall maintain a register (the “Register”) for the recordation of the names and addresses of the Holders of each Preferred Share and the Stated Value of the Preferred Shares and whether the Preferred Shares are held by such Holder in Preferred Share Certificates or in Book-Entry form (the “Registered Preferred Shares”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and each Holder of the Preferred Shares shall treat each Person whose name is recorded in the Register as the owner of a Preferred Share for all purposes (including, without limitation, the right to receive payments and Dividends hereunder) notwithstanding notice to the contrary. A Registered Preferred Share may be assigned, transferred or sold only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell one or more Registered Preferred Shares by such Holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Preferred Shares in the same aggregate Stated Value as the Stated Value of the surrendered Registered Preferred Shares to the designated assignee or transferee pursuant to Section 17, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of such Registered Preferred Shares within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 4, following conversion of any Preferred Shares in accordance with the terms hereof, the applicable Holder shall not be required to physically surrender such Preferred Shares held in the form of a Preferred Share Certificate to the Company unless (A) the full or remaining number of Preferred Shares represented by the applicable Preferred Share Certificate are being converted (in which event such certificate(s) shall be delivered to the Company as contemplated by this Section 4(c)(iii)) or (B) such Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of Preferred Shares upon physical surrender of the applicable Preferred Share Certificate. Each Holder and the Company shall maintain records showing the Stated Value, Make-Whole Amount (if any) and Dividends converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to such Holder and the Company, so as not to require physical surrender of a Preferred Share Certificate upon conversion. If the Company does not update the Register to record such Stated Value, Make-Whole Amount (if any), and Dividends converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence. In the event of any dispute or discrepancy, such records of such Holder establishing the number of Preferred Shares to which the record holder is entitled shall be controlling and determinative in the absence of manifest error. A Holder and any transferee or assignee, by acceptance of a certificate, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of any Preferred Shares, the number of Preferred Shares represented by such certificate may be less than the number of Preferred Shares stated on the face thereof. Each Preferred Share Certificate shall bear the following legend:

ANY TRANSFEREE OR ASSIGNEE OF THIS CERTIFICATE SHOULD CAREFULLY REVIEW THE TERMS OF THE CORPORATION’S CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF SERIES A PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE, INCLUDING SECTION 4(c)(iii) THEREOF. THE NUMBER OF SHARES OF SERIES D PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE MAY BE LESS THAN THE NUMBER OF SHARES OF SERIES A PREFERRED STOCK STATED ON THE FACE HEREOF PURSUANT TO SECTION 4(c)(iii) OF THE CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF SERIES A PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE.

(iv)   Pro Rata Conversion; Disputes.   In the event that the Company receives a Conversion Notice from more than one Holder for the same Conversion Date and the Company can convert some, but not all, of such Preferred Shares submitted for conversion, the Company shall convert from each Holder electing to have Preferred Shares converted on such date a pro rata amount of such Holder’s Preferred Shares submitted for conversion on such date based on the number of Preferred Shares submitted for conversion on such date by such Holder relative to the aggregate number of Preferred Shares submitted for conversion on such date. In the event of a dispute as to the number of shares of Common Stock issuable to a Holder in connection with a conversion of Preferred Shares, the Company shall issue to such Holder the number of shares of Common Stock not in dispute and resolve such dispute in accordance with Section 22.

(d)   Limitation on Beneficial Ownership.   The Company shall not effect the conversion of any of the Preferred Shares held by a Holder, and such Holder shall not have the right to convert any of the Preferred Shares held by such Holder

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pursuant to the terms and conditions of this Certificate of Designations and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, such Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by such Holder and the other Attribution Parties shall include the number of shares of Common Stock held by such Holder and all other Attribution Parties plus the number of shares of Common Stock issuable upon conversion of the Preferred Shares with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted Preferred Shares beneficially owned by such Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes, convertible preferred stock or warrants, including the Preferred Shares and the Warrants) beneficially owned by such Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 4(d). For purposes of this Section 4(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding shares of Common Stock a Holder may acquire upon the conversion of such Preferred Shares without exceeding the Maximum Percentage, such Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of shares of Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from a Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall notify such Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Conversion Notice would otherwise cause such Holder’s beneficial ownership, as determined pursuant to this Section 4(d), to exceed the Maximum Percentage, such Holder must notify the Company of a reduced number of shares of Common Stock to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written or oral request of any Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including such Preferred Shares, by such Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of shares of Common Stock to a Holder upon conversion of such Preferred Shares results in such Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which such Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and such Holder shall not have the power to vote or to transfer the Excess Shares. Upon delivery of a written notice to the Company, any Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage of such Holder to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to such Holder and the other Attribution Parties and not to any other Holder that is not an Attribution Party of such Holder. For purposes of clarity, the shares of Common Stock issuable to a Holder pursuant to the terms of this Certificate of Designations in excess of the Maximum Percentage shall not be deemed to be beneficially owned by such Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert such Preferred Shares pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(d) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 4(d) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of such Preferred Shares.

(e)   Right of Alternate Conversion.

(i)   Alternate Optional Conversion.   Subject to Section 4(d), at any time, at the option of any Holder, such Holder may convert (each, an “Alternate Optional Conversion”, and the date of such Alternate Optional Conversion, an “Alternate Optional Conversion Date”) all, or any number, of Preferred Shares into shares of Common Stock (such

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aggregate Conversion Amount of the Preferred Shares to be converted pursuant to this Section 4(e)(i), the “Alternate Optional Conversion Amount”) at the Alternate Conversion Price (each, an “Alternate Optional Conversion”).

(ii)   Alternate Conversion Upon a Triggering Event.   Subject to Section 4(d), at any time after the earlier of a Holder’s receipt of a Triggering Event Notice (as defined below) and such Holder becoming aware of a Triggering Event (such earlier date, the “Triggering Event Right Commencement Date”) and ending (such ending date, the “Triggering Event Right Expiration Date”, and each such period, an “Triggering Event Conversion Right Period”) on the twentieth (20th) Trading Day after the later of (x) the date such Triggering Event is cured and (y) such Holder’s receipt of a Triggering Event Notice that includes (I) a reasonable description of the applicable Triggering Event, (II) a certification as to whether, in the opinion of the Company, such Triggering Event is capable of being cured and, if applicable, a reasonable description of any existing plans of the Company to cure such Triggering Event and (III) a certification as to the date the Triggering Event occurred and, if cured on or prior to the date of such Triggering Event Notice, the applicable Triggering Event Right Expiration Date, such Holder may, at such Holder’s option, by delivery of a Conversion Notice to the Company (the date of any such Conversion Notice, each an “Triggering Event Conversion Date” and together with each Alternate Optional Conversion Date, each, an “Alternate Conversion Date”), convert all, or any number of Preferred Shares (such Conversion Amount of the Preferred Shares to be converted pursuant to this Section 4(e)(ii), the “Triggering Event Conversion Amount” and together with each Alternate Optional Conversion Amount, each, an “Alternate Conversion Amount”) into shares of Common Stock at the Alternate Conversion Price (each, a “Triggering Event Conversion”, and together with each Alternate Optional Conversion, each an “Alternate Conversion”).

(iii)   Mechanics of Alternate Conversion.   On any Alternate Conversion Date, a Holder may voluntarily convert any Alternate Conversion Amount of Preferred Shares pursuant to Section 4(c) (with “Alternate Conversion Price” replacing “Conversion Price” for all purposes hereunder with respect to such Alternate Conversion and, solely with respect to the calculation of the number of shares of Common Stock issuable upon conversion of any Conversion Amount of Preferred Shares in a Triggering Event Conversion, with “Required Premium of the Conversion Amount” replacing “Conversion Amount” in clause (x) of the definition of Conversion Rate above with respect to such Triggering Event Conversion) by designating in the Conversion Notice delivered pursuant to this Section 4(e) of this Certificate of Designations that such Holder is electing to use the Alternate Conversion Price for such conversion; provided that in the event of the Conversion Floor Price Condition, on the applicable Alternate Conversion Date the Stated Value of the remaining Preferred Shares of such Holder shall automatically increase, pro rata, by the applicable Alternate Conversion Floor Amount. Notwithstanding anything to the contrary in this Section 4(e), but subject to Section 4(d), until the Company delivers shares of Common Stock representing the applicable Alternate Conversion Amount of Preferred Shares to such Holder, such Preferred Shares may be converted by such Holder into shares of Common Stock pursuant to Section 4(c) without regard to this Section 4(e).

5.   Triggering Events.

(a)   General.   Each of the following events shall constitute a “Triggering Event” and each of the events in clauses 5(a)(x), 5(a)(xi), and 5(a)(xii), shall constitute a “Bankruptcy Triggering Event”:

(i)   the failure of the applicable Registration Statement (as defined in the Registration Rights Agreement) to be filed with the SEC on or prior to the date that is five (5) days after the applicable Filing Deadline (as defined in the Registration Rights Agreement) or the failure of the applicable Registration Statement to be declared effective by the SEC on or prior to the date that is five (5) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement);

(ii)   while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or such Registration Statement (or the prospectus contained therein) is unavailable to any holder of Registrable Securities (as defined in the Registration Rights Agreement) for sale of all of such holder’s Registrable Securities in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period (excluding days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

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(iii)   the suspension (or threatened suspension) from trading or the failure (or threatened failure) of the Common Stock to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days or the delisting, removal or withdrawal, as applicable, of registration of the Common Stock under the 1934 Act with respect to a going-private transaction;

(iv)   the Company’s (A) failure to cure a Conversion Failure or a Delivery Failure (as defined in the Warrants) by delivery of the required number of shares of Common Stock within five (5) Trading Days after the applicable Conversion Date or exercise date (as the case may be) or (B) notice, written or oral, to any holder of Preferred Shares or Warrants, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for exercise of any Warrants for Warrant Shares in accordance with the provisions of the Warrants or a request for conversion of any Preferred Shares into shares of Common Stock that is requested in accordance with the provisions of this Certificate of Designations, other than pursuant to Section 4(d) hereof;

(v)   except to the extent the Company is in compliance with Section 10(b) below, at any time following the tenth (10th) consecutive day that a Holder’s Authorized Share Allocation (as defined in Section 10(a) below) is less than the sum of (A) the number of shares of Common Stock that such Holder would be entitled to receive upon a conversion, in full, of all of the Preferred Shares then held by such Holder (without regard to any limitations on conversion set forth in this Certificate of Designations) and (B) the number of shares of Common Stock that such Holder would then be entitled to receive upon exercise in full of such Holder’s Warrants (without regard to any limitations on exercise set forth in the Warrants);

(vi)   subject to the provisions of Section 170 of the DGCL, the Board fails to declare any Dividend to be capitalized or paid in accordance with Section 3;

(vii)   the Company’s failure to pay to any Holder any Dividend when required to be paid hereunder (whether or not declared by the Board) or any other amount when and as due under this Certificate of Designations (including, without limitation, the Company’s failure to pay any redemption payments or amounts hereunder), the Securities Purchase Agreement or any other Transaction Document or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby (in each case, whether or not permitted pursuant to the DGCL), except, in the case of a failure to pay Dividends when and as due, in each such case only if such failure remains uncured for a period of at least two (2) Trading Days;

(viii)   the Company fails to remove any restrictive legend on any certificate or any shares of Common Stock issued to the applicable Holder upon conversion or exercise (as the case may be) of any Securities (as defined in the Securities Purchase Agreement) acquired by such Holder under the Securities Purchase Agreement (including this Note) as and when required by such Securities or the Securities Purchase Agreement, unless otherwise then prohibited by applicable federal securities laws, and any such failure remains uncured for at least five (5) days;

(ix)   the occurrence of any default under, redemption of or acceleration prior to maturity of at least an aggregate of $250,000 of Indebtedness (as defined in the Securities Purchase Agreement) of the Company or any of its Subsidiaries, other than with respect to any Preferred Shares;

(x)   bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Subsidiary and, if instituted against the Company or any Subsidiary by a third party, shall not be dismissed within thirty (30) days of their initiation;

(xi)   the commencement by the Company or any Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or the making by it

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of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

(xii)   the entry by a court of (i) a decree, order, judgment or other similar document in respect of the Company or any Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Company or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of thirty (30) consecutive days;

(xiii)   a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay; provided, however, any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $250,000 amount set forth above so long as the Company provides each Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to each Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company or such Subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

(xiv)   the Company and/or any Subsidiary, individually or in the aggregate, either (i) fails to pay, when due, or within any applicable grace period, any payment with respect to any Indebtedness in excess of $250,000 due to any third party (other than, with respect to unsecured Indebtedness only, payments contested by the Company and/or such Subsidiary (as the case may be) in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with GAAP) or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of $250,000, which breach or violation permits the other party thereto to declare a default or otherwise accelerate amounts due thereunder, or (ii) suffer to exist any other circumstance or event that would, with or without the passage of time or the giving of notice, result in a default or event of default under any agreement binding the Company or any Subsidiary, which default or event of default would or is likely to have a material adverse effect on the business, assets, operations (including results thereof), liabilities, properties, condition (including financial condition) or prospects of the Company or any of its Subsidiaries, individually or in the aggregate;

(xv)   other than as specifically set forth in another clause of this Section 5(a), the Company or any Subsidiary breaches any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five (5) consecutive Trading Days;

(xvi)   a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the Equity Conditions are satisfied, (B) there has been no Equity Conditions Failure, or (C) as to whether any Triggering Event has occurred

(xvii)   any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 12 of this Certificate of Designations;

(xviii)   any Material Adverse Effect (as defined in the Securities Purchase Agreement) occurs that has not been cured, if capable of curing, within five (5) Trading Days of the occurrence; or

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(xix)   any provision of any Transaction Document shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof shall be contested, directly or indirectly, by the Company or any Subsidiary, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof or the Company or any of its Subsidiaries shall deny in writing that it has any liability or obligation purported to be created under one or more Transaction Documents.

(b)   Notice of a Triggering Event.   Upon the occurrence of a Triggering Event with respect to the Preferred Shares, the Company shall within one (1) Business Day deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (an “Triggering Event Notice”) to each Holder.

(c)   Mandatory Redemption upon Bankruptcy Triggering Event.   Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Bankruptcy Triggering Event, the Company shall immediately redeem, in cash, each of the Preferred Shares then outstanding at a redemption price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) the Required Premium and (ii) the product of (X) the Conversion Rate with respect to the Conversion Amount in effect immediately following the date of initial public announcement (or public filing of bankruptcy documents, as applicable) of such Bankruptcy Triggering Event multiplied by (Y) the product of (1) the Required Premium multiplied by (2) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date immediately preceding such Bankruptcy Triggering Event and ending on the date the Company makes the entire payment required to be made under this Section 5(c), without the requirement for any notice or demand or other action by any Holder or any other person or entity, provided that a Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Triggering Event, in whole or in part, and any such waiver shall not affect any other rights of such Holder or any other Holder hereunder, including any other rights in respect of such Bankruptcy Triggering Event or any right to conversion (or Alternate Conversion), as applicable.

(d)   Company Elected Redemptions.

(i)   Company Optional Redemptions.   At any time, the Company shall have the right to redeem all, or any portion, of the Preferred Shares then outstanding (the “Company Optional Redemption Amount”) on the Company Optional Redemption Date (as defined below) (a “Company Optional Redemption”). The Preferred Shares subject to redemption pursuant to this Section 5(d) shall be redeemed by the Company in cash at a price (the “Company Optional Redemption Price”) equal to 110% of the greater of (i) the Conversion Amount being redeemed as of the Company Optional Redemption Date and (ii) solely if an Equity Conditions Failure then exists, the product of (1) the Conversion Rate with respect to the Conversion Amount being redeemed as of the Company Optional Redemption Date multiplied by (2) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date immediately preceding such Company Optional Redemption Notice Date and ending on the Trading Day immediately prior to the date the Company makes the entire payment required to be made under this Section 5(d). The Company may exercise its right to require redemption under this Section 5(d) delivering a written notice thereof by electronic mail and overnight courier to all, but not less than all, of the Holders (the “Company Optional Redemption Notice” and the date all of the Holders received such notice is referred to as the “Company Optional Redemption Notice Date”). The Company may deliver only one Company Optional Redemption Notice hereunder and such Company Optional Redemption Notice shall be irrevocable. The Company Optional Redemption Notice shall (x) state the date on which the Company Optional Redemption shall occur (the “Company Optional Redemption Date”) which date shall not be less than ten (10) Trading Days nor more than twenty (20) Trading Days following the Company Optional Redemption Notice Date, and (y) state the aggregate Conversion Amount of the Preferred Shares which is being redeemed in such Company Optional Redemption from such Holder and all of the other Holders of the Preferred Shares pursuant to this Section 5(d) on the Company Optional Redemption Date. Notwithstanding anything herein to the contrary, at any time prior to the date the Company Optional Redemption Price is paid, in full, the Company Optional Redemption Amount may be converted, in whole or in part, by any Holder into shares of Common Stock pursuant to Section 4. All Conversion Amounts converted by a Holder after the Company Optional Redemption Notice Date shall reduce the Company Optional Redemption Amount of the Preferred Shares of such Holder required to be redeemed on the Company Optional Redemption Date. Redemptions made pursuant to this Section 5(d) shall be made in accordance with Section 5(d)(ii). In the event of the Company’s redemption of any of the Preferred Shares under this Section 5(d), a Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for such Holder. Accordingly, any redemption premium due under this Section 5(d) is intended by the parties to be, and shall be deemed, a reasonable

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estimate of such Holder’s actual loss of its investment opportunity and not as a penalty. For the avoidance of doubt, the Company shall have no right to effect a Company Optional Redemption if any Triggering Event has occurred and continuing, but any Triggering Event shall have no effect upon any Holder’s right to convert Preferred Shares in its discretion.

(ii)   Mechanics of Company Elected Redemptions.   The Company shall deliver the applicable Company Optional Redemption Price to each Holder in cash on the applicable Company Optional Redemption Date. If the Company has elected to pay a Change of Control Election Price in cash in accordance with Section 6(b), the Company shall deliver the applicable Change of Control Election Price (and together with any Company Optional Redemption Price, each a “Redemption Price”) to such Holder in cash concurrently with the consummation of such Change of Control. Notwithstanding anything herein to the contrary, in connection with any redemption hereunder at a time a Holder is entitled to receive a cash payment under any of the other Transaction Documents, at the option of such Holder delivered in writing to the Company, the applicable Redemption Price hereunder shall be increased by the amount of such cash payment owed to such Holder under such other Transaction Document and, upon payment in full or conversion in accordance herewith, shall satisfy the Company’s payment obligation under such other Transaction Document. In the event of a redemption of less than all of the Preferred Shares, the Company shall promptly cause to be issued and delivered to such Holder a new Preferred Share Certificate (in accordance with Section 17) (or evidence of the creation of a new Book-Entry) representing the number of Preferred Shares which have not been redeemed. In the event that the Company does not pay the applicable Redemption Price to a Holder within the time period required for any reason (including, without limitation, to the extent such payment is prohibited pursuant to the DGCL), at any time thereafter and until the Company pays such unpaid Redemption Price in full, such Holder shall have the option, in lieu of redemption, to require the Company to promptly return to such Holder all or any of the Preferred Shares that were submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company’s receipt of such notice, (x) the applicable redemption shall be null and void with respect to such Preferred Shares, (y) the Company shall immediately return the applicable Preferred Share Certificate, or issue a new Preferred Share Certificate (in accordance with Section 17(d)), to such Holder (unless the Preferred Shares are held in Book-Entry form, in which case the Company shall deliver evidence to such Holder that a Book-Entry for such Preferred Shares then exists), and in each case the Additional Amount of such Preferred Shares shall be increased by an amount equal to the difference between (1) the applicable Redemption Price (as the case may be, and as adjusted pursuant to this Section 5(d)(ii), if applicable) minus (2) the Stated Value portion of the Conversion Amount submitted for redemption.

6.   Rights Upon Fundamental Transactions.

(a)   Assumption.   The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Certificate of Designations and the other Transaction Documents in accordance with the provisions of this Section 6(a) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Preferred Shares in exchange for such Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Certificate of Designations, including, without limitation, having a stated value, make-whole amount and dividend rate equal to the stated value, make-whole amount and dividend rate of the Preferred Shares held by the Holders and having similar ranking to the Preferred Shares, and satisfactory to the Required Holders. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designations and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Certificate of Designations and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein and therein. In addition to the foregoing, upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to each Holder confirmation that there shall be issued upon conversion or redemption of the Preferred Shares at any time after the consummation of such Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Sections 7 and 14, which shall continue to be receivable thereafter)) issuable upon the conversion or redemption of the Preferred Shares prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity (including its Parent Entity) which each Holder would have been entitled to receive upon the happening of such Fundamental Transaction had all the Preferred Shares held by each Holder been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of the Preferred Shares contained in this Certificate of Designations), as adjusted in accordance with the provisions of this Certificate of Designations. Notwithstanding the foregoing, such Holder may elect, at its sole option, by delivery of written

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notice to the Company to waive this Section 6(a) to permit the Fundamental Transaction without the assumption of the Preferred Shares. The provisions of this Section 6 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of the Preferred Shares.

(b)   Notice of a Change of Control; Change of Control Election Notice.   No sooner than twenty (20) Trading Days nor later than ten (10) Trading Days prior to the consummation of a Change of Control (the “Change of Control Date”), but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile or electronic mail and overnight courier to each Holder (a “Change of Control Notice”). At any time during the period beginning after a Holder’s receipt of a Change of Control Notice or such Holder becoming aware of a Change of Control if a Change of Control Notice is not delivered to such Holder in accordance with the immediately preceding sentence (as applicable) and ending on twenty (20) Trading Days after the later of (A) the date of consummation of such Change of Control or (B) the date of receipt of such Change of Control Notice or (C) the date of the announcement of such Change of Control, such Holder may require, by delivering written notice thereof (“Change of Control Election Notice”) to the Company (which Change of Control Election Notice shall indicate the number of Preferred Shares subject to such election), to have the Company exchange such Holder’s Preferred Shares designated in such Change of Control Election Notice for consideration equal to the Change of Control Election Price (as defined below), to be satisfied at the Company’s election (such election to pay in cash or by delivery of the Rights (as defined below), a “Consideration Election”), in either (I) rights (with a beneficial ownership limitation in the form of Section 4(d) hereof, mutatis mutandis) (collectively, the “Rights”), convertible in whole, or in part, at any time, without the requirement to pay any additional consideration, at the option of the Holder, into such Corporate Event Consideration (as defined below) applicable to such Change of Control equal in value to the Change of Control Election Price (as determined with the fair market value of the aggregate number of Successor Shares (as defined below) issuable upon conversion of the Rights to be determined in increments of 10% (or such greater percentage as the applicable Holder may notify the Company from time to time) of the portion of the Change of Control Election Price attributable to such Successor Shares (the “Successor Share Value Increment”), with the aggregate number of Successor Shares issuable upon exercise of the Rights with respect to the first Successor Share Value Increment determined based on 70% of the Closing Bid Price of the Successor Shares on the date the Rights are issued and on each of the nine (9) subsequent Trading Days, in each case, the aggregate number of additional Successor Shares issuable upon exercise of the Rights shall be determined based upon a Successor Share Value Increment at 70% of the Closing Bid Price of the Successor Shares in effect for such corresponding Trading Day (such ten (10) Trading Day period commencing on, and including, the date the Rights are issued, the “Rights Measuring Period”)), or (II) in cash; provided, that the Company shall not consummate a Change of Control if the Corporate Event Consideration includes capital stock or other equity interest (the “Successor Shares”) either in an entity that is not listed on an Eligible Market or an entity in which the daily share volume for the applicable Successor Shares for each of the twenty (20) Trading Days prior to the date of consummation of such Change of Control is less than the aggregate number of Successor Shares issuable to all Holders upon conversion in full of the applicable Rights (without regard to any limitations on conversion therein, assuming the exercise in full of the Rights on the date of issuance of the Rights and assuming the Closing Bid Price of the Successor Shares for each Trading Day in the Rights Measuring Period is the Closing Bid Price on the Trading Day ended immediately prior to the time of consummation of the Change of Control). The Company shall give each Holder written notice of each Consideration Election at least twenty (20) Trading Days prior to the time of consummation of such Change of Control. Payment of such amounts or delivery of the Rights, as applicable, shall be made by the Company (or at the Company’s direction) to each Holder on the later of (x) the second (2nd) Trading Day after the date of such request and (y) the date of consummation of such Change of Control (or, with respect to any Right, if applicable, such later time that holders of shares of Common Stock are initially entitled to receive Corporate Event Consideration with respect to the shares of Common Stock of such holder). Any Corporate Event Consideration included in the Rights, if any, pursuant to this Section 6(b) is pari passu with the Corporate Event Consideration to be paid to holders of shares of Common Stock and the Company shall not permit a payment of any Corporate Event Consideration to the holders of shares of Common Stock without on or prior to such time delivering the Right to the Holders in accordance herewith. Cash payments, if any, required by this Section 6(b) shall have priority to payments to all other stockholders of the Company in connection with such Change of Control. Notwithstanding anything to the contrary in this Section 6(b), but subject to Section 4(d), until the applicable Change of Control Election Price is paid in full to the applicable Holder in cash or Corporate Event Consideration in accordance herewith, the Preferred Shares submitted by such Holder for exchange or payment, as applicable, under this Section 6(b) may be converted, in whole or in part, by such Holder into Common Stock pursuant to Section 4 or in the event the Conversion Date is after the consummation of such Change of Control, stock or equity interests of the Successor Entity substantially equivalent to the Company’s shares of Common Stock pursuant to Section 6(a). In the event of the Company’s repayment or exchange, as applicable, of any of the Preferred Shares under this Section 6(b), such Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for a Holder. Accordingly, any Required Premium due under this Section 6(b) is intended by the parties to be,

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and shall be deemed, a reasonable estimate of such Holder’s actual loss of its investment opportunity and not as a penalty. If the Company elects to pay the applicable Change of Control Election Price in cash, such redemption of Preferred Shares pursuant to this Section 6(b) shall be made in accordance with Section 5(d)(ii) above.

7.   Rights Upon Issuance of Purchase Rights and Other Corporate Events.

(a)   Purchase Rights.   In addition to any adjustments pursuant to Section 8 and Section 14 below, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then each Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of shares of Common Stock acquirable upon complete conversion of all the Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares and assuming for such purpose that all the Preferred Shares were converted at the Alternate Conversion Price as of the applicable record date) held by such Holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights; provided, however, to the extent that such Holder’s right to participate in any such Purchase Right would result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, then such Holder shall not be entitled to participate in such Purchase Right to such extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Purchase Right (and beneficial ownership) to such extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of such Holder until such time or times, if ever, as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times such Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation.

(b)   Other Corporate Events.   In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to ensure that each Holder will thereafter have the right, at such Holder’s option, to receive upon a conversion of all the Preferred Shares held by such Holder (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets (the “Corporate Event Consideration”) to which such Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by such Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares set forth in this Certificate of Designations) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as such Holder would have been entitled to receive had the Preferred Shares held by such Holder initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section 7 shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of the Preferred Shares set forth in this Certificate of Designations.

8.   Rights Upon Issuance of Other Securities.

(a)   Adjustment of Conversion Price upon Subdivision or Combination of Common Stock.   Without limiting any provision of Section 6 or Section 14, if the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision of Section 6 or Section 14, if the Company at any time on or after the Subscription Date combines (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding shares of Common Stock into a smaller number of shares,

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the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 8(a) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 8(a) occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

(b)   Calculations.   All calculations under this Section 8 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(c)   Voluntary Adjustment by Company.   Subject to the rules and regulations of the Principal Market, the Company may at any time any Preferred Shares remain outstanding, with the prior written consent of the Required Holders, reduce the then current Conversion Price to any amount and for any period of time deemed appropriate by the Board.

(d)   Adjustments.

(i)   On the later (such later date, the “Resale Adjustment Date”) of (A) the 90th calendar day after the Initial Issuance Date and (B) the earlier of (x) the initial date the shares of Common Stock issuable upon conversion of the Preferred Shares are eligible to be resold by the Holders pursuant to Rule 144 (assuming such Holder has not been an affiliate of the Company for the prior ninety (90) days) or (y) the date a registration statement registering the resale by the Holders of all shares of Common Stock issuable upon conversion of the Preferred Shares (or such lesser number of shares of Common Stock as authorized by the Required Holders) is declared effective by the SEC, as applicable, if the Conversion Price then in effect is greater than the Resale Adjustment Price, on the Resale Adjustment Date the Conversion Price shall automatically adjust downward to the Resale Adjustment Price.

(ii)   On the earlier (such earlier date, the “Price Adjustment Date”) to occur after the 90th calendar day after the Initial Issuance Date of (A) such date the VWAP of the Common Stock for each Trading Day during a period of ten (10) consecutive Trading Days is less than $5.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) or (B) the first anniversary of the Initial Issuance Date, as applicable, if the Conversion Price then in effect is greater than $2.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) on the Price Adjustment Date the Conversion Price shall automatically adjust downward to the Resale Adjustment Price (each, a “Price Adjustment Reset”).

9.   Noncircumvention.   The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation (as defined in the Securities Purchase Agreement), Bylaws (as defined in the Securities Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designations, and will at all times in good faith carry out all the provisions of this Certificate of Designations and take all action as may be required to protect the rights of the Holders hereunder. Without limiting the generality of the foregoing or any other provision of this Certificate of Designations or the other Transaction Documents, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon the conversion of any Preferred Shares above the Conversion Price then in effect, (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the conversion of Preferred Shares and (c) shall, so long as any Preferred Shares are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Preferred Shares, the maximum number of shares of Common Stock as shall from time to time be necessary to effect the conversion of the Preferred Shares then outstanding (without regard to any limitations on conversion contained herein). Notwithstanding anything herein to the contrary, if after the sixty (60) calendar day anniversary of the Initial Issuance Date, each Holder is not permitted to convert such Holder’s Preferred Shares in full for any reason (other than pursuant to restrictions set forth in Section 4(d) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to effect such conversion into shares of Common Stock.

10.   Authorized Shares.

(a)   Reservation.   So long as any Preferred Shares remain outstanding, the Company shall at all times reserve at least 200% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion, including

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without limitation, Alternate Conversions, of all of the Preferred Shares then outstanding (without regard to any limitations on conversions) (the “Required Reserve Amount”). The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the Holders based on the number of the Preferred Shares held by each Holder on the Initial Issuance Date or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a Holder shall sell or otherwise transfer any of such Holder’s Preferred Shares, each transferee shall be allocated a pro rata portion of such Holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Preferred Shares shall be allocated to the remaining Holders of Preferred Shares, pro rata based on the number of the Preferred Shares then held by the Holders.

(b)   Insufficient Authorized Shares.   If, notwithstanding Section 10(a) and not in limitation thereof, at any time while any of the Preferred Shares remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Preferred Shares at least a number of shares of Common Stock equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Preferred Shares then outstanding (or deemed outstanding pursuant to Section 10(a) above). Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal (or, if a majority of the voting power then in effect of the capital stock of the Company consents to such increase, in lieu of such proxy statement, deliver to the stockholders of the Company an information statement that has been filed with (and either approved by or not subject to comments from) the SEC with respect thereto). Notwithstanding the foregoing, if any such time of an Authorized Share Failure, the Company is able to obtain the written consent of a majority of the shares of its issued and outstanding shares of Common Stock to approve the increase in the number of authorized shares of Common Stock, the Company may satisfy this obligation by obtaining such consent and submitting for filing with the SEC an Information Statement on Schedule 14C. In the event that the Company is prohibited from issuing shares of Common Stock to a Holder upon any conversion due to the failure by the Company to have sufficient shares of Common Stock available out of the authorized but unissued shares of Common Stock (such unavailable number of shares of Common Stock, the “Authorized Failure Shares”), in lieu of delivering such Authorized Failure Shares to such Holder, the Company shall pay cash in exchange for the redemption of such portion of the Conversion Amount of the Preferred Shares convertible into such Authorized Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorized Failure Shares and (y) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date such Holder delivers the applicable Conversion Notice with respect to such Authorized Failure Shares to the Company and ending on the date of such issuance and payment under this Section 10(a); and (ii) to the extent such Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Holder of Authorized Failure Shares, any brokerage commissions and other out-of-pocket expenses, if any, of such Holder incurred in connection therewith. Nothing contained in Section 10(a) or this Section 10(b) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement or Registration Rights Agreement.

11.   Voting Rights.   Holders of the Preferred Shares are entitled to vote as a class as expressly provided in this Certificate of Designations and where required pursuant to applicable law (including, without limitation, the DGCL). Subject to Section 4(d), Holders of the Preferred Shares are also entitled to vote with the holders of shares of Common Stock, voting together as one class, on all matters in which the Holders of the Preferred Shares are permitted to vote with the class of shares of Common Stock pursuant to applicable law (including, without limitation, the DGCL. With respect to any vote with the class of Common Stock, each Preferred Share shall entitle the holder thereof to cast that number of votes per share as is equal to the number of shares of Common Stock into which it is then convertible (subject to the ownership limitations specified in Section 4(d) hereof) using the record date for determining the stockholders of the Company eligible to vote on such matters as the date as of which the Conversion Price is calculated. To the extent that under the DGCL the vote of the holders of the Preferred Shares, voting separately as a class or series, as applicable, is required to authorize a given action of the Company, the affirmative vote or consent of the Required Holders of the shares of the Preferred Shares, voting together in the aggregate and not in separate series unless required under the DGCL, represented at a duly held meeting at which a quorum is presented or by written consent of the Required Holders (except as otherwise may be required under the DGCL), voting together in the aggregate and not in separate series unless required under the DGCL, shall constitute the approval of such action by both the class or the series, as applicable. Holders of the Preferred Shares shall be entitled to written notice of all stockholder meetings or written consents (and copies of

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proxy materials and other information sent to stockholders) with respect to which they would be entitled to vote, which notice would be provided pursuant to the Company’s bylaws and the DGCL.

12.   Covenants.

(a)   Restriction on Redemption and Cash Dividends.   The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its capital stock (other than as required by the Certificate of Designations).

(b)   Restriction on Transfer of Assets.   The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any assets or rights of the Company or any Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions, other than (i) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights by the Company and its Subsidiaries in the ordinary course of business consistent with its past practice and (ii) sales of inventory and product in the ordinary course of business.

(c)   Change in Nature of Business.   The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by or publicly contemplated to be conducted by the Company and each of its Subsidiaries on the Subscription Date or any business substantially related or incidental thereto. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, modify its or their corporate structure or purpose.

(d)   Preservation of Existence, Etc.   The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

(e)   Maintenance of Properties, Etc.   The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(f)   Maintenance of Intellectual Property.   The Company will, and will cause each of its Subsidiaries to, take all action necessary or advisable to maintain all of the Intellectual Property Rights of the Company and/or any of its Subsidiaries that are necessary or material to the conduct of its business in full force and effect.

(g)   Maintenance of Insurance.   The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

(h)   Transactions with Affiliates.   The Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any affiliate, except transactions in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm’s length transaction with a Person that is not an affiliate thereof.

(i)   Restricted Issuances.   The Company shall not, directly or indirectly, without the prior written consent of the Required Holders, (i) issue any Preferred Shares (other than as contemplated by the Securities Purchase Agreement and this Certificate of Designations), (ii) issue any other securities that would cause a breach or default under this Certificate of Designations or the Warrants or (iii) enter any agreement with respect to (or otherwise consummate) any Subsequent Placement (other than Excluded Securities).

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(j)   Stay, Extension and Usury Laws.   To the extent that it may lawfully do so, the Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Certificate of Designations; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Holders by this Certificate of Designations, but will suffer and permit the execution of every such power as though no such law has been enacted.

(k)   Taxes.   The Company and its Subsidiaries shall pay when due all taxes, fees or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against the Company and its Subsidiaries or their respective assets or upon their ownership, possession, use, operation or disposition thereof or upon their rents, receipts or earnings arising therefrom (except where the failure to pay would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). The Company and its Subsidiaries shall file on or before the due date therefor all personal property tax returns (except where the failure to file would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). Notwithstanding the foregoing, the Company and its Subsidiaries may contest, in good faith and by appropriate proceedings, taxes for which they maintain adequate reserves therefor in accordance with GAAP.

(l)   PCAOB Registered Auditor.   At all times any Preferred Shares remain outstanding, the Company shall have engaged an independent auditor to audit its financial statements that is registered with (and in compliance with the rules and regulations of) the Public Company Accounting Oversight Board.

(m)   Independent Investigation.   At the request of any Holder either (x) at any time when a Triggering Event has occurred and is continuing, (y) upon the occurrence of an event that with the passage of time or giving of notice would constitute a Triggering Event or (z) at any time such Holder reasonably believes a Triggering Event may have occurred or be continuing, the Company shall hire an independent, reputable investment bank selected by the Company and approved by such Holder to investigate as to whether any breach of the Certificate of Designations has occurred (the “Independent Investigator”). If the Independent Investigator determines that such breach of the Certificate of Designations has occurred, the Independent Investigator shall notify the Company of such breach and the Company shall deliver written notice to each Holder of such breach. In connection with such investigation, the Independent Investigator may, during normal business hours, inspect all contracts, books, records, personnel, offices and other facilities and properties of the Company and its Subsidiaries and, to the extent available to the Company after the Company uses reasonable efforts to obtain them, the records of its legal advisors and accountants (including the accountants’ work papers) and any books of account, records, reports and other papers not contractually required of the Company to be confidential or secret, or subject to attorney-client or other evidentiary privilege, and the Independent Investigator may make such copies and inspections thereof as the Independent Investigator may reasonably request. The Company shall furnish the Independent Investigator with such financial and operating data and other information with respect to the business and properties of the Company as the Independent Investigator may reasonably request. The Company shall permit the Independent Investigator to discuss the affairs, finances and accounts of the Company with, and to make proposals and furnish advice with respect thereto to, the Company’s officers, directors, key employees and independent public accountants or any of them (and by this provision the Company authorizes said accountants to discuss with such Independent Investigator the finances and affairs of the Company and any Subsidiaries), all at such reasonable times, upon reasonable notice, and as often as may be reasonably requested.

13.   Liquidation, Dissolution, Winding-Up.   In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its stockholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any of shares of Junior Stock, but pari passu with any Parity Stock then outstanding, an amount per Preferred Share equal to the sum of (i) the Black Scholes Value (as defined in the Warrants) with respect to the outstanding portion of all Warrants held by such Holder (without regard to any limitations on the exercise thereof) as of the date of such event and (ii) the greater of (A) 125% of the Conversion Amount of such Preferred Share on the date of such payment and (B) the amount per share such Holder would receive if such Holder converted such Preferred Share into Common Stock immediately prior to the date of such payment, provided that if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of shares of Parity Stock, then each Holder and each holder of Parity Stock shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder and such holder of Parity Stock as a liquidation preference, in accordance with their respective certificate of designations (or equivalent), as a percentage of the full amount of Liquidation Funds payable to all holders of Preferred Shares and all holders of shares of Parity Stock. To the extent necessary, the Company shall cause such actions to be taken by each of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Holders in

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accordance with this Section 13. All the preferential amounts to be paid to the Holders under this Section 13 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company to the holders of shares of Junior Stock in connection with a Liquidation Event as to which this Section 13 applies. Upon payment in full of the Black-Scholes Value (as defined in the Warrants) of such Warrants pursuant to this Section 13, such Warrants shall be deemed repurchased by the Company and no longer exercisable.

14.   Distribution of Assets.   In addition to any adjustments pursuant to Section 7(a) and Section 8, if the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of shares of Common Stock, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (the “Distributions”), then each Holder, as holders of Preferred Shares, will be entitled to such Distributions as if such Holder had held the number of shares of Common Stock acquirable upon complete conversion of the Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares and assuming for such purpose that the Preferred Share was converted at the Alternate Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for such Distributions (provided, however, that to the extent that such Holder’s right to participate in any such Distribution would result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, then such Holder shall not be entitled to participate in such Distribution to such extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution (and beneficial ownership) to such extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of such Holder until such time or times as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times, if any, such Holder shall be granted such Distribution(and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

15.   Vote to Change the Terms of or Issue Preferred Shares.   In addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of the Certificate of Incorporation, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders, voting together as a single class, the Company shall not: (a) amend or repeal any provision of, or add any provision to, its Certificate of Incorporation or bylaws, or file any certificate of designations or articles of amendment of any series of shares of preferred stock, if such action would adversely alter or change in any respect the preferences, rights, privileges or powers, or restrictions provided for the benefit of the Preferred Shares hereunder, regardless of whether any such action shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise; (b) increase or decrease (other than by conversion) the authorized number of Preferred Shares; (c) without limiting any provision of Section 2, create or authorize (by reclassification or otherwise) any new class or series of Senior Preferred Stock or Parity Stock; (d) purchase, repurchase or redeem any shares of Junior Stock (other than pursuant to the terms of the Company’s equity incentive plans and options and other equity awards granted under such plans (that have in good faith been approved by the Board)); (e) without limiting any provision of Section 2, pay dividends or make any other distribution on any shares of any Junior Stock; (f) issue any Preferred Shares other than as contemplated hereby or pursuant to the Securities Purchase Agreement; or (g) without limiting any provision of Section 9, whether or not prohibited by the terms of the Preferred Shares, circumvent a right of the Preferred Shares hereunder.

16.   Transfer of Preferred Shares.   A Holder may offer, sell or transfer some or all of its Preferred Shares without the consent of the Company, subject only to the provisions of Section 2(g) of the Securities Purchase Agreement.

17.   Reissuance of Preferred Share Certificates and Book Entries.

(a)   Transfer.   If any Preferred Shares are to be transferred, the applicable Holder shall surrender the applicable Preferred Share Certificate to the Company (or, if the Preferred Shares are held in Book-Entry form, a written instruction letter to the Company), whereupon the Company will forthwith issue and deliver upon the order of such Holder a new Preferred Share Certificate (in accordance with Section 17(d)) (or evidence of the transfer of such Book-Entry), registered as such Holder may request, representing the outstanding number of Preferred Shares being transferred by such Holder and, if less than the entire outstanding number of Preferred Shares is being transferred, a new Preferred Share Certificate (in accordance with Section 17(d)) to such Holder representing the outstanding number of Preferred Shares not being transferred (or evidence of such remaining Preferred Shares in a Book-Entry for such Holder). Such Holder and any assignee, by acceptance of the Preferred Share Certificate or evidence of Book-Entry issuance, as applicable, acknowledge and agree that,

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by reason of the provisions of Section 4(c)(i)following conversion or redemption of any of the Preferred Shares, the outstanding number of Preferred Shares represented by the Preferred Shares may be less than the number of Preferred Shares stated on the face of the Preferred Shares.

(b)   Lost, Stolen or Mutilated Preferred Share Certificate.   Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of a Preferred Share Certificate (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the applicable Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of such Preferred Share Certificate, the Company shall execute and deliver to such Holder a new Preferred Share Certificate (in accordance with Section 17(d)) representing the applicable outstanding number of Preferred Shares.

(c)   Preferred Share Certificate and Book-Entries Exchangeable for Different Denominations and Forms.    Each Preferred Share Certificate is exchangeable, upon the surrender hereof by the applicable Holder at the principal office of the Company, for a new Preferred Share Certificate or Preferred Share Certificate(s) or new Book-Entry (in accordance with Section 17(d)) representing, in the aggregate, the outstanding number of the Preferred Shares in the original Preferred Share Certificate, and each such new Preferred Share Certificate and/or new Book-Entry, as applicable, will represent such portion of such outstanding number of Preferred Shares from the original Preferred Share Certificate as is designated in writing by such Holder at the time of such surrender. Each Book-Entry may be exchanged into one or more new Preferred Share Certificates or split by the applicable Holder by delivery of a written notice to the Company into two or more new Book-Entries (in accordance with Section 17(d)) representing, in the aggregate, the outstanding number of the Preferred Shares in the original Book-Entry, and each such new Book-Entry and/or new Preferred Share Certificate, as applicable, will represent such portion of such outstanding number of Preferred Shares from the original Book-Entry as is designated in writing by such Holder at the time of such surrender.

(d)   Issuance of New Preferred Share Certificate or Book-Entry.   Whenever the Company is required to issue a new Preferred Share Certificate or a new Book-Entry pursuant to the terms of this Certificate of Designations, such new Preferred Share Certificate or new Book-Entry (i) shall represent, as indicated on the face of such Preferred Share Certificate or in such Book-Entry, as applicable, the number of Preferred Shares remaining outstanding (or in the case of a new Preferred Share Certificate or new Book-Entry being issued pursuant to Section 17(a) or Section 17(c), the number of Preferred Shares designated by such Holder) which, when added to the number of Preferred Shares represented by the other new Preferred Share Certificates or other new Book-Entry, as applicable, issued in connection with such issuance, does not exceed the number of Preferred Shares remaining outstanding under the original Preferred Share Certificate or original Book-Entry, as applicable, immediately prior to such issuance of new Preferred Share Certificate or new Book-Entry, as applicable, and (ii) shall have an issuance date, as indicated on the face of such new Preferred Share Certificate or in such new Book-Entry, as applicable, which is the same as the issuance date of the original Preferred Share Certificate or in such original Book-Entry, as applicable.

18.   Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.   The remedies provided in this Certificate of Designations shall be cumulative and in addition to all other remedies available under this Certificate of Designations and any of the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit any Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Certificate of Designations. The Company covenants to each Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by a Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). No failure on the part of a Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by such Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of any Holder at law or equity or under Preferred Shares or any of the documents shall not be deemed to be an election of such Holder’s rights or remedies under such documents or at law or equity. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holders and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, each Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to a

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Holder that is requested by such Holder to enable such Holder to confirm the Company’s compliance with the terms and conditions of this Certificate of Designations.

19.   Payment of Collection, Enforcement and Other Costs.   If (a) any Preferred Shares are placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or a Holder otherwise takes action to collect amounts due under this Certificate of Designations with respect to the Preferred Shares or to enforce the provisions of this Certificate of Designations or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Certificate of Designations, then the Company shall pay the costs incurred by such Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Certificate of Designations with respect to any Preferred Shares shall be affected, or limited, by the fact that the purchase price paid for each Preferred Share was less than the original Stated Value thereof.

20.   Construction; Headings.   This Certificate of Designations shall be deemed to be jointly drafted by the Company and the Holders and shall not be construed against any such Person as the drafter hereof. The headings of this Certificate of Designations are for convenience of reference and shall not form part of, or affect the interpretation of, this Certificate of Designations. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Certificate of Designations instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Certificate of Designations. Terms used in this Certificate of Designations and not otherwise defined herein, but defined in the other Transaction Documents, shall have the meanings ascribed to such terms on the Initial Issuance Date in such other Transaction Documents unless otherwise consented to in writing by the Required Holders.

21.   Failure or Indulgence Not Waiver.   No failure or delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. This Certificate of Designations shall be deemed to be jointly drafted by the Company and all Holders and shall not be construed against any Person as the drafter hereof. Notwithstanding the foregoing, nothing contained in this Section 21 shall permit any waiver of any provision of Section 4(d).

22.   Dispute Resolution.

(a)   Submission to Dispute Resolution.

(i)   In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, Alternate Conversion Price, a VWAP or a fair market value or the arithmetic calculation of a Conversion Rate, or the applicable redemption price (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the applicable Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by such Holder at any time after such Holder learned of the circumstances giving rise to such dispute. If such Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, such Alternate Conversion Price, such VWAP or such fair market value, or the arithmetic calculation of such Conversion Rate or such applicable redemption price (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or such Holder (as the case may be) of such dispute to the Company or such Holder (as the case may be), then such Holder may, at its sole option, select an independent, reputable investment bank to resolve such dispute.

(ii)   Such Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 22 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which such Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either such Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then

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the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and such Holder or otherwise requested by such investment bank, neither the Company nor such Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii)   The Company and such Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and such Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b)   Miscellaneous.   The Company expressly acknowledges and agrees that (i) this Section 22 constitutes an agreement to arbitrate between the Company and each Holder (and constitutes an arbitration agreement) under § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that any Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 22, (ii) the terms of this Certificate of Designations and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Certificate of Designations and any other applicable Transaction Documents, (iii) the applicable Holder (and only such Holder with respect to disputes solely relating to such Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 22 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 22 and (iv) nothing in this Section 22 shall limit such Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 22).

23.   Notices; Currency; Payments.

(a)   Notices.   The Company shall provide each Holder of Preferred Shares with prompt written notice of all actions taken pursuant to the terms of this Certificate of Designations, including in reasonable detail a description of such action and the reason therefor. Whenever notice is required to be given under this Certificate of Designations, unless otherwise provided herein, such notice must be in writing and shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide each Holder with prompt written notice of all actions taken pursuant to this Certificate of Designations, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company shall give written notice to each Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, or (B) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to such Holder.

(b)   Currency.   All dollar amounts referred to in this Certificate of Designations are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Certificate of Designations shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Certificate of Designations, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(c)   Payments.   Whenever any payment of cash is to be made by the Company to any Person pursuant to this Certificate of Designations, unless otherwise expressly set forth herein, such payment shall be made in lawful money of the United States of America by wire transfer of immediately available funds pursuant to wire transfer instructions that Holder shall provide to the Company in writing from time to time. Whenever any amount expressed to be due by the terms of this

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Certificate of Designations is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day.

24.   Waiver of Notice.   To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Certificate of Designations and the Securities Purchase Agreement.

25.   Governing Law.   This Certificate of Designations shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Certificate of Designations shall be governed by, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Except as otherwise required by Section 22 above, the Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude any Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to such Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of such Holder or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 22 above. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS CERTIFICATE OF DESIGNATIONS OR ANY TRANSACTION CONTEMPLATED HEREBY.

26.   Judgment Currency.

(a)   If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 26 referred to as the “Judgment Currency”) an amount due in U.S. dollars under this Certificate of Designations, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(i)   the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii)   the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 26(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).

(b)   If in the case of any proceeding in the court of any jurisdiction referred to in Section 26(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c)   Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Certificate of Designations.

27.   TAXES.

(a)   All payments made by the Company hereunder or under any other Transaction Document shall be made in accordance with the terms of the respective Transaction Document and shall be made without set-off, counterclaim, withholding, deduction or other defense. Without limiting the foregoing, all such payments shall be made free and clear of and without deduction or withholding for any present or future taxes, levies, imposts, deductions, charges or withholdings,

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and all liabilities with respect thereto, excluding (i) taxes imposed on the net income of a Holder by the jurisdiction in which such Holder is organized or where it has its principal lending office, (ii) with respect to any payments made by the Company hereunder, taxes (including, but not limited to, backup withholding) to the extent such taxes are imposed due to the failure of the applicable recipient of such payment to provide the Company with whichever (if any) is applicable of valid and properly completed and executed IRS Forms W-9, W-8BEN, W-8BEN-E, W-8ECI, and/or W-8IMY, when requested in writing by the Company, and (iii) with respect to any payments made by the Company, taxes to the extent such taxes are imposed due to the failure of the applicable recipient of such payment to comply with FATCA (all such nonexcluded taxes, levies, imposts, deductions, charges, withholdings and liabilities, collectively or individually, “Taxes”). If the Company shall be required to deduct or to withhold any Taxes from or in respect of any amount payable hereunder or under any other Transaction Document:

(i)   the amount so payable shall be increased to the extent necessary so that after making all required deductions and withholdings (including Taxes on amounts payable to a Holder pursuant to this sentence) such Holder receives an amount equal to the sum it would have received had no such deduction or withholding been made,

(ii)   the Company shall make such deduction or withholding,

(iii)   the Company shall pay the full amount deducted or withheld to the relevant Governmental Authority (as defined in the Securities Purchase Agreement) in accordance with applicable law, and

(iv)   as promptly as possible thereafter, the Company shall send such Holder an official receipt (or, if an official receipt is not available, such other documentation as shall be satisfactory to such Holder, as the case may be) showing payment. In addition, the Company agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or from the execution, delivery, registration or enforcement of, or otherwise with respect to, this Preferred Shares or any other Transaction Document (collectively, “Other Taxes”).

(b)   The Company hereby indemnifies and agrees to hold each Holder and each of their affiliates and their respective officers, directors, employees, agents and advisors (each, an “Indemnified Party”) each Indemnified Party harmless from and against Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 27) paid by any Indemnified Party as a result of any payment made hereunder or from the execution, delivery, registration or enforcement of, or otherwise with respect to, this Preferred Shares or any other Transaction Document, and any liability (including penalties, interest and expenses for nonpayment, late payment or otherwise) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be paid within thirty (30) days from the date on which such Holder makes written demand therefor, which demand shall identify the nature and amount of such Taxes or Other Taxes.

(c)   If the Company fails to perform any of its obligations under this Section 27, the Company shall indemnify such Holder for any taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Company under this Section 27 shall survive the repayment and/or conversion, as applicable, in full of the Preferred Shares and all other amounts payable with respect thereto.

(d)   If any Indemnified Party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 27 (including by the payment of additional amounts pursuant to this Section 27), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 27 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including taxes) of such Indemnified Party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such Indemnified Party, shall repay to such Indemnified Party the amount paid over pursuant to this paragraph (d) (plus any penalties, interest, or other charges imposed by the relevant Governmental Authority) in the event that such Indemnified Party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (d), in no event will the Indemnified Party be required to pay any amount to an indemnifying party pursuant to this paragraph (d) the payment of which would place the Indemnified Party in a less favorable net after-Tax position than the Indemnified Party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This

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paragraph (d) shall not be construed to require any Indemnified Party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

28.   Severability.   If any provision of this Certificate of Designations is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Certificate of Designations so long as this Certificate of Designations as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

29.   Maximum Payments.   Without limiting Section 9(d) of the Securities Purchase Agreement, nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the applicable Holder and thus refunded to the Company.

30.   Stockholder Matters; Amendment.

(a)   Stockholder Matters.   Any stockholder action, approval or consent required, desired or otherwise sought by the Company pursuant to the DGCL, the Certificate of Incorporation, this Certificate of Designations or otherwise with respect to the issuance of Preferred Shares may be effected by written consent of the Company’s stockholders or at a duly called meeting of the Company’s stockholders, all in accordance with the applicable rules and regulations of the DGCL. This provision is intended to comply with the applicable sections of the DGCL permitting stockholder action, approval and consent affected by written consent in lieu of a meeting.

(b)   Amendment.   Except for Section 4(d), which may not be amended or waived hereunder, this Certificate of Designations or any provision hereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the DGCL, of the Required Holders, voting separate as a single class, and with such other stockholder approval, if any, as may then be required pursuant to the DGCL and the Certificate of Incorporation.

31.   Certain Defined Terms.   For purposes of this Certificate of Designations, the following terms shall have the following meanings:

(a)   “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b)   “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c)   “Additional Amount” means, as of the applicable date of determination, with respect to each Preferred Share, all declared and unpaid Dividends on such Preferred Share.

(d)   “Affiliate” or “Affiliated” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(e)   “Alternate Conversion Floor Amount” means an amount equal to the product obtained by multiplying (A) the higher of (I) the highest price that the Common Stock trades at on the Trading Day immediately preceding the relevant Alternate Conversion Date and (II) the applicable Alternate Conversion Price and (B) the difference obtained by subtracting (I) the number of shares of Common Stock delivered (or to be delivered) to such Holder on the applicable Share Delivery Deadline with respect to such Alternate Conversion from (II) the quotient obtained by dividing (x) the applicable Conversion

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Amount that such Holder has elected to be the subject of the applicable Alternate Conversion, by (y) the applicable Alternate Conversion Price without giving effect to clause (x) of such definition.

(f)   “Alternate Conversion Price” means, with respect to any Alternate Conversion that price which shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Conversion Date of the applicable Alternate Conversion, and (ii) the greater of (x) the Floor Price and (y) 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the three (3) Trading Days with the lowest VWAP of the Common Stock during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) three (3) (such period, the “Alternate Conversion Measuring Period”). All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock during such Alternate Conversion Measuring Period.

(g)   “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Initial Issuance Date, directly or indirectly managed or advised by a Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of such Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with such Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with such Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively such Holder and all other Attribution Parties to the Maximum Percentage.

(h)   “Bloomberg” means Bloomberg, L.P.

(i)   “Book-Entry” means each entry on the Register evidencing one or more Preferred Shares held by a Holder in lieu of a Preferred Share Certificate issuable hereunder.

(j)   “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(k)   “Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the shares of Common Stock in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries or (iv) an acquisition, merger or similar transaction (or series of acquisitions, mergers or similar transactions, as applicable) (each, an “Excluded Acquisition”) in which holders of the Company’s voting power immediately prior to such Excluded Acquisition continue after such Excluded Acquisition to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such applicable Excluded Acquisition.

(l)   “Change of Control Election Price” means, with respect to any given Change of Control, such price equal to the greatest of (i) the product of (w) the Required Premium multiplied by (y) the Conversion Amount of the Preferred Shares subject to the applicable election, as applicable, (ii) solely if an Equity Conditions Failure then exists, the product of (A) the Conversion Amount of the Preferred Shares being redeemed or exchanged, as applicable, multiplied by (B) the quotient determined by dividing (I) the greatest Closing Sale Price of the shares of Common Stock during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date such Holder delivers the Change of Control Election

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Notice by (II) the Conversion Price then in effect and (iii) solely if an Equity Conditions Failure then exists, the product of (A) the Conversion Amount of the Preferred Shares being redeemed multiplied by (B) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per share of Common Stock to be paid to such holders of the shares of Common Stock upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the Closing Sale Price of such securities as of the Trading Day immediately prior to the consummation of such Change of Control, the Closing Sale Price of such securities on the Trading Day immediately following the public announcement of such proposed Change of Control and the Closing Sale Price of such securities on the Trading Day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the Conversion Price then in effect.

(m)   “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holder. If the Company and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 22. All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during such period.

(n)   “Closing Date” shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued the Preferred Shares and the Warrants pursuant to the terms of the Securities Purchase Agreement.

(o)   “Code” means the Internal Revenue Code of 1986, as amended.

(p)   “Common Stock” means (i) the Company’s shares of common stock, $0.001 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(q)   “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

(r)   “Conversion Floor Price Condition” means that the relevant Alternate Conversion Price is being determined based on clause (x) of such definitions.

(s)   “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

(t)   “Dividends Date” means, with respect to any given calendar month, the first Trading Day of such calendar month.

(u)   “Dividend Rate” means seven percent (7%) per annum, as may be adjusted from time to time in accordance with Section 3; provided, that if the VWAP of the Common Stock on any ten (10) consecutive Trading Day period is less than the Hard Floor Price (as defined in the definition of “Floor Price” below), the Dividend Rate shall automatically increase to thirty-seven percent (37%) per annum for each calendar day thereafter (regardless of whether the VWAP of the Common

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Stock thereafter is greater than the Hard Floor Price); provided further, as of the eighteen month anniversary of the Initial Issuance Date, if any Preferred Shares remain outstanding hereunder, the Dividend Rate shall further increase by thirty (30) percent on the first calendar day of each calendar quarter thereafter until no Preferred Shares remain outstanding.

(v)   “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market.

(w)   “Equity Conditions” means, with respect to an given date of determination: (i) on each day during the period beginning thirty calendar days prior to such applicable date of determination and ending on and including such applicable date of determination either (x) one or more Registration Statements filed pursuant to the Registration Rights Agreement shall be effective and the prospectus contained therein shall be available on such applicable date of determination (with, for the avoidance of doubt, any shares of Common Stock previously sold pursuant to such prospectus deemed unavailable) for the resale of all shares of Common Stock to be issued in connection with the event requiring this determination (or issuable upon conversion of the Conversion Amount being redeemed, as applicable, in the event requiring this determination at the Alternate Conversion Price then in effect (without regard to any limitations on conversion set forth herein)) (each, a “Required Minimum Securities Amount”), in each case, in accordance with the terms of the Registration Rights Agreement and there shall not have been during such period any Grace Periods (as defined in the Registration Rights Agreement) or (y) all Registrable Securities shall be eligible for sale pursuant to Rule 144 (as defined in the Securities Purchase Agreement) without the need for registration under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Preferred Shares, other issuance of securities with respect to the Preferred Shares and exercise of the Warrants) and no Current Public Information Failure (as defined in the Registration Rights Agreement) exists or is continuing; (ii) on each day during the period beginning thirty calendar days prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), the Common Stock (including all Registrable Securities) is listed or designated for quotation (as applicable) on an Eligible Market and shall not have been suspended from trading on an Eligible Market (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by an Eligible Market have been threatened or likely to occur or pending as evidenced by (A) a writing by such Eligible Market or (B) the Company falling below the minimum listing maintenance requirements of the Eligible Market on which the Common Stock is then listed or designated for quotation (as applicable); (iii) during the Equity Conditions Measuring Period, the Company shall have delivered all shares of Common Stock issuable upon conversion of this Preferred Shares on a timely basis as set forth in Section 4 hereof and all other shares of capital stock required to be delivered by the Company on a timely basis as set forth in the other Transaction Documents; (iv) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination) may be issued in full without violating Section 4(d) hereof; (v) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full without violating the rules or regulations of the Eligible Market on which the Common Stock is then listed or designated for quotation (as applicable); (vi) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (vii) the Company shall have no knowledge of any fact that would reasonably be expected to cause (1) any Registration Statement required to be filed pursuant to the Registration Rights Agreement to not be effective or the prospectus contained therein to not be available for the resale of the applicable Required Minimum Securities Amount of Registrable Securities in accordance with the terms of the Registration Rights Agreement or (2) any Registrable Securities to not be eligible for sale pursuant to Rule 144 without the need for registration under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Preferred Shares, other issuance of securities with respect to the Preferred Shares and exercise of the Warrants) and no Current Public Information Failure exists or is continuing; (viii) the applicable Holder shall not be in (and no other Holder shall be in) possession of any material, non-public information provided to any of them by the Company, any of its Subsidiaries or any of their respective affiliates, employees, officers, representatives, agents or the like; (ix) on each day during the Equity Conditions Measuring Period, the Company otherwise shall have been in compliance with each, and shall not have breached any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, including, without limitation, the Company shall not have failed to timely make any payment pursuant to any Transaction Document; (x) there shall not have occurred any Volume Failure or Price Failure as of such applicable date of determination; (xi) on the applicable date of determination (A) no Authorized Share Failure shall exist or be continuing and the applicable Required Minimum Securities Amount of shares of Common Stock are available under the certificate of incorporation of the Company and reserved by the Company to be issued pursuant to this Certificate of

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Designations and (B) all shares of Common Stock to be issued in connection with the event requiring this determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full without resulting in an Authorized Share Failure; (xii) on each day during the Equity Conditions Measuring Period, there shall not have occurred and there shall not exist an Triggering Event or an event that with the passage of time or giving of notice would constitute an Triggering Event; (xiii) no bone fide dispute shall exist, by and between any of Holder or Warrants, the Company, the Principal Market (or such applicable Eligible Market in which the Common Stock of the Company is then principally trading) and/or FINRA with respect to any term or provision of any Preferred Shares or any other Transaction Document and (xiv) the shares of Common Stock issuable pursuant the event requiring the satisfaction of the Equity Conditions are duly authorized and listed and eligible for trading without restriction on an Eligible Market.

(x)   “Equity Conditions Failure” means that on any day during the period commencing twenty (20) Trading Days prior to the applicable date of determination, and including such applicable date of determination, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

(y)   “FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Preferred Shares (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

(z)   “Floor Price” means $10.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events); provided, that after the Resale Adjustment Date, the Floor Price shall be lowered to $5.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events); provided further, upon any Price Adjustment Reset, the Floor Price shall be lowered to $2.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events)(the “Hard Floor Price”).

(aa)   “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (v) reorganize, recapitalize or reclassify its Common Stock, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by all such Subject Entities as of the date of this Certificate of Designations calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a

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percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other stockholders of the Company to surrender their shares of Common Stock without approval of the stockholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

(bb)   “GAAP” means United States generally accepted accounting principles, consistently applied.

(cc)   “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(dd)   “Holder Pro Rata Amount” means, with respect to any Holder, a fraction (i) the numerator of which is the number of Preferred Shares issued to such Holder pursuant to the Securities Purchase Agreement on the Initial Issuance Date and (ii) the denominator of which is the number of Preferred Shares issued to all Holders pursuant to the Securities Purchase Agreement on the Initial Issuance Date.

(ee)   “Indebtedness” means of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including, without limitation, “capital leases” in accordance with United States generally accepted accounting principles consistently applied for the periods covered thereby (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with United States generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, deed of trust, lien, pledge, charge, security interest or other encumbrance of any nature whatsoever in or upon any property or assets (including accounts and contract rights) with respect to any asset or property owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above.

(ff)   “Intellectual Property Rights” means, with respect to the Company and its Subsidiaries, all of their rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor.

(gg)   “Liquidation Event” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its Subsidiaries, taken as a whole.

(hh)   “Make-Whole Amount” means, as of any given date and as applicable, in connection with any conversion, redemption or other repayment hereunder, an amount equal to the amount of additional Dividends that would accrue under this Preferred Shares at the Dividend Rate then in effect assuming for calculation purposes that the Preferred Shares outstanding as of the Closing Date remained outstanding through and including the eighteen month anniversary of the Initial Issuance Date with respect thereto.

(ii)   “Material Adverse Effect” means any material adverse effect on the business, properties, assets, liabilities, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, if any,

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individually or taken as a whole, or on the transactions contemplated hereby or on the other Transaction Documents (as defined below), or by the agreements and instruments to be entered into in connection therewith or on the authority or ability of the Company to perform its obligations under the Transaction Documents.

(jj)   “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(kk)   “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(ll)   “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(mm)   “Price Failure” means, with respect to a particular date of determination, the VWAP of the Common Stock on any Trading Day during the twenty (20) Trading Day period ending on the Trading Day immediately preceding such date of determination fails to exceed 110% of the Floor Price then in effect (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions occurring after the Subscription Date). All such determinations to be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during any such measuring period.

(nn)   “Principal Market” means, as of any time of determination, the principal trading market, if any, in which the shares of Common Stock then trade.

(oo)   “Registration Eligibility Date” means (i) such date the applicable Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and the prospectus contained therein shall be available for the resale by the Holders of all of the Registrable Securities or (ii) if earlier, each of (x) the first anniversary of the date of the Business Combination (as defined in the Securities Purchase Agreement) (or such later date thereafter when the Company shall have satisfied its current public information requirement under Rule 144(c)(1)) and (y) the Initial Effective Date (as defined in the Registration Rights Agreement).

(pp)   “Registration Rights Agreement” means that certain registration rights agreement, dated as of the Closing Date, by and among the Company and the initial holders of the Preferred Shares relating to, among other things, the registration of the resale of the Common Stock issuable upon conversion of the Preferred Shares or otherwise pursuant to the terms of this Certificate of Designations and exercise of the Warrants, as may be amended from time to time.

(qq)   “Required Premium” means 117.5%.

(rr)   “Resale Adjustment Price” means, with respect to any Resale Adjustment Date that price which shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Resale Adjustment Date, and (ii) the greater of (x) the Floor Price and (y) 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the three (3) Trading Days with the lowest VWAP of the Common Stock during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately preceding the applicable Resale Adjustment Date, divided by (II) three (3) (such period, the “Resale Adjustment Measuring Period”). All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock during such Resale Adjustment Measuring Period.

(ss)   “SEC” means the United States Securities and Exchange Commission or the successor thereto.

(tt)   “Securities Purchase Agreement” means that certain securities purchase agreement by and among the Company and the initial holders of Preferred Shares, dated as of the Subscription Date, as may be amended from time in accordance with the terms thereof.

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(uu)   “Stated Value” shall mean $1,060 per share, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events occurring after the Initial Issuance Date with respect to the Preferred Shares.

(vv)   “Subscription Date” means October [  ], 2022.

(ww)   “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(xx)   “Subsidiaries” shall have the meaning as set forth in the Securities Purchase Agreement

(yy)   “Successor Entity” means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(zz)   “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the applicable Holder or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(aaa)   “Transaction Documents” means the Securities Purchase Agreement, the Registration Rights Agreement, this Certificate of Designations, the Warrants and each of the other agreements and instruments entered into or delivered by the Company or any of the Holders in connection with the transactions contemplated by the Securities Purchase Agreement, all as may be amended from time to time in accordance with the terms thereof.

(bbb)   “Volume Failure” means, with respect to a particular date of determination, the aggregate daily dollar trading volume (as reported on Bloomberg) of the Common Stock on the Principal Market on any Trading Day during the twenty (20) Trading Day period ending on the Trading Day immediately preceding such date of determination (such period, the “Volume Failure Measuring Period”), is less than $250,000.

(ccc)   “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holders. If the Company and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 22. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

(ddd)   “Warrants” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

(eee)   “Warrant Shares” means, collectively, the shares of Common Stock issuable upon exercise of the Warrants.

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32.   Disclosure.   Upon receipt or delivery by the Company of any notice in accordance with the terms of this Certificate of Designations, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 am, New York city time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to the applicable Holder explicitly in writing in such notice (or immediately upon receipt of notice from such Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from such Holder), such Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section 32 shall limit any obligations of the Company, or any rights of any Holder, under Section 4(i) of the Securities Purchase Agreement.

33.   Absence of Trading and Disclosure Restrictions.   The Company acknowledges and agrees that no Holder is a fiduciary or agent of the Company and that each Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of such Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that each Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designations of Series A Convertible Preferred Stock of VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.) to be signed by its                                  on this            day of           , 2022.

VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.)

By:
Name:
Title:

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EXHIBIT I

VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.)

CONVERSION NOTICE

Reference is made to the Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.) (the “Certificate of Designations”). In accordance with and pursuant to the Certificate of Designations, the undersigned hereby elects to convert the number of shares of Series A Convertible Preferred Stock, $0.0001 par value per share (the “Preferred Shares”), of VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.), a Delaware corporation (the “Company”), indicated below into shares of common stock, $0.0001 value per share (the “Common Stock”), of the Company, as of the date specified below.

Date of Conversion:

Aggregate number of Preferred Shares to be converted
Aggregate Stated Value of such Preferred Shares to be converted:
Aggregate accrued and unpaid Dividends and Make-Whole Amount with respect to such Preferred Shares and such Aggregate Dividends and Make-Whole Amount to be converted:
AGGREGATE CONVERSION AMOUNT TO BE CONVERTED:

Please confirm the following information:

Conversion Price:

Number of shares of Common
Stock to be issued:

☐	If this Conversion Notice is being delivered with respect to an Triggering Event Conversion, check here if Holder is electing to use the following Alternate Conversion Price:

Please issue the Common Stock into which the applicable Preferred Shares are being converted to Holder, or for its benefit, as follows:

☐	Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

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☐Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:
DTC Number:
Account Number:

Date:	,

Name of Registered Holder

By:
Name:
Title:
Tax ID:
E-mail Address:

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EXHIBIT II

ACKNOWLEDGMENT

The Company hereby (a) acknowledges this Conversion Notice, (b) certifies that the above indicated number of shares of Common Stock [are][are not] eligible to be resold by the applicable Holder either (i) pursuant to Rule 144 (subject to such Holder’s execution and delivery to the Company of a customary 144 representation letter) or (ii) an effective and available registration statement and (c) hereby directs               to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated                     , 20       from the Company and acknowledged and agreed to by                .

VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.)

By:
Name:
Title:

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Annex B-3

CERTIFICATE OF DESIGNATIONS OF

SERIES B CONVERTIBLE PREFERRED STOCK OF

VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.)

I, [                        ], hereby certify that I am the [                     ] and [                     ] of VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.) (the “Company”), a corporation organized and existing under the Delaware General Corporation Law (the “DGCL”), and further do hereby certify:

That pursuant to the authority expressly conferred upon the Board of Directors of the Company (the “Board”) by the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Section 151(g) of the DGCL, the Board on              , 2022 adopted the following resolution determining it desirable and in the best interests of the Company and its stockholders for the Company to create a series of five thousand (5,000) shares of preferred stock designated as “Series B Convertible Preferred Stock”, none of which shares have been issued:

RESOLVED, that pursuant to the authority vested in the Board this Company, in accordance with the provisions of the Certificate of Incorporation, a series of preferred stock, par value $0.0001 per share, of the Company be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

TERMS OF SERIES B CONVERTIBLE PREFERRED STOCK

1.Designation and Number of Shares. There shall hereby be created and established a series of preferred stock of the Company designated as “Series B Convertible Preferred Stock” (the “Preferred Shares”). The authorized number of Preferred Shares shall be five thousand (5,000) shares. Each Preferred Share shall have a par value of $0.0001. Capitalized terms not defined herein shall have the meaning as set forth in Section 26 below.

2.Ranking. All shares of common stock of the Company shall be junior in rank to all Preferred Shares with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (such junior stock is referred to herein collectively as “Junior Stock”). The Preferred Shares shall be junior to shares of the Company’s Series A Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (the “Senior Preferred Stock”).In the event of the merger or consolidation of the Company with or into another corporation, the Preferred Shares shall maintain their relative rights, powers, designations, privileges and preferences provided for herein and no such merger or consolidation shall result inconsistent therewith.

3.Conversion. At any time after the earlier of (i) twelve (12) months from the Initial Issuance Date or (ii) the date on which no shares of Series A Preferred Stock remain outstanding, each Preferred Share shall be convertible into validly issued, fully paid and non-assessable shares of Common Stock (as defined below), on the terms and conditions set forth in this Section 3.

(a)Holder’s Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the earlier of (i) twelve (12) months from the Initial Issuance Date or (ii) the date on which no shares of Series A Preferred Stock remain outstanding, , each Holder shall be entitled to convert any portion of the outstanding Preferred Shares held by such Holder into validly issued, fully paid and non-assessable shares of Common Stock in accordance with Section 3(c) at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, and fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any Preferred Shares.

(b)Conversion Rate. The number of shares of Common Stock issuable upon conversion of any Preferred Share pursuant to Section 3(a) shall be determined by dividing (x) the Conversion Amount of such Preferred Share by (y) the Conversion Price (the “Conversion Rate”):

(i)“Conversion Amount” means, with respect to each Preferred Share, as of the applicable date of determination, the Stated Value thereof.

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(ii)“Conversion Price” means, with respect to each Preferred Share, as of any Conversion Date or other date of determination, $10.00, subject to adjustment as provided herein

(c)Mechanics of Conversion. The conversion of each Preferred Share shall be conducted in the following manner:

(i)Optional Conversion. To convert a Preferred Share into shares of Common Stock on any date (a “Conversion Date”), a Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion of the share(s) of Preferred Shares subject to such conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company. If required by Section 3(c)(ii), within two (2) Trading Days following a conversion of any such Preferred Shares as aforesaid, such Holder shall surrender to a nationally recognized overnight delivery service for delivery to the Company the original certificates, if any, representing the Preferred Shares (the “Preferred Share Certificates”) so converted as aforesaid (or an indemnification undertaking with respect to the Preferred Shares in the case of its loss, theft or destruction as contemplated by Section 14(b)). On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by electronic mail an acknowledgment of confirmation and representation as to whether such shares of Common Stock may then be resold pursuant to Rule 144 or an effective and available registration statement, in the form attached hereto as Exhibit II, of receipt of such Conversion Notice to such Holder and the Transfer Agent, which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following each date on which the Company has received a Conversion Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the applicable Conversion Date of such shares of Common Stock issuable pursuant to such Conversion Notice) (the “Share Delivery Deadline”), the Company shall (1) provided that the Transfer Agent is participating in FAST, credit such aggregate number of shares of Common Stock to which such Holder shall be entitled pursuant to such conversion to such Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (2) if the Transfer Agent is not participating in FAST, upon the request of such Holder, issue and deliver (via reputable overnight courier) to the address as specified in such Conversion Notice, a certificate, registered in the name of such Holder or its designee, for the number of shares of Common Stock to which such Holder shall be entitled. If the number of Preferred Shares represented by the Preferred Share Certificate(s) submitted for conversion pursuant to Section 3(c)(ii) is greater than the number of Preferred Shares being converted, then the Company shall, as soon as practicable and in no event later than two (2) Trading Days after receipt of the Preferred Share Certificate(s) and at its own expense, issue and deliver to such Holder (or its designee) a new Preferred Share Certificate (in accordance with Section 14(d)) representing the number of Preferred Shares not converted. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of Preferred Shares shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

(ii)Registration; Book-Entry. At the time of issuance of any Preferred Shares hereunder, the applicable Holder may, by written request (including by electronic-mail) to the Company, elect to receive such Preferred Shares in the form of one or more Preferred Share Certificates or in Book-Entry form. The Company (or the Transfer Agent, as custodian for the Preferred Shares) shall maintain a register (the “Register”) for the recordation of the names and addresses of the Holders of each Preferred Share and the Stated Value of the Preferred Shares and whether the Preferred Shares are held by such Holder in Preferred Share Certificates or in Book-Entry form (the “Registered Preferred Shares”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and each Holder of the Preferred Shares shall treat each Person whose name is recorded in the Register as the owner of a Preferred Share for all purposes (including, without limitation, the right to receive payments and Dividends hereunder) notwithstanding notice to the contrary. A Registered Preferred Share may be assigned, transferred or sold only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell one or more Registered Preferred Shares by such Holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Preferred Shares in the same aggregate Stated Value as the Stated Value of the surrendered Registered Preferred Shares to the designated assignee or transferee pursuant to Section 4, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of such Registered Preferred Shares within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 3, following conversion of any Preferred Shares in accordance with the terms hereof, the applicable Holder shall not be required to physically surrender such Preferred Shares held in the form of a Preferred Share Certificate to the Company unless (A) the full or remaining number of Preferred Shares represented by the applicable Preferred Share Certificate are being converted (in which event such certificate(s) shall be delivered to the Company as contemplated by this Section 3(c)(ii)) or (B) such Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of Preferred Shares upon physical surrender of the applicable Preferred Share Certificate. Each Holder and the Company shall maintain records

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showing the Stated Value converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to such Holder and the Company, so as not to require physical surrender of a Preferred Share Certificate upon conversion. If the Company does not update the Register to record such Stated Value converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence. In the event of any dispute or discrepancy, such records of such Holder establishing the number of Preferred Shares to which the record holder is entitled shall be controlling and determinative in the absence of manifest error. A Holder and any transferee or assignee, by acceptance of a certificate, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of any Preferred Shares, the number of Preferred Shares represented by such certificate may be less than the number of Preferred Shares stated on the face thereof. Each Preferred Share Certificate shall bear the following legends:

ANY TRANSFEREE OR ASSIGNEE OF THIS CERTIFICATE SHOULD CAREFULLY REVIEW THE TERMS OF THE CORPORATION’S CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF SERIES B PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE, INCLUDING SECTION 3(c)(ii) THEREOF. THE NUMBER OF SHARES OF SERIES B PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE MAY BE LESS THAN THE NUMBER OF SHARES OF SERIES B PREFERRED STOCK STATED ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(ii) OF THE CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF SERIES B PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE.

(iii)Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one Holder for the same Conversion Date and the Company can convert some, but not all, of such Preferred Shares submitted for conversion, the Company shall convert from each Holder electing to have Preferred Shares converted on such date a pro rata amount of such Holder’s Preferred Shares submitted for conversion on such date based on the number of Preferred Shares submitted for conversion on such date by such Holder relative to the aggregate number of Preferred Shares submitted for conversion on such date. In the event of a dispute as to the number of shares of Common Stock issuable to a Holder in connection with a conversion of Preferred Shares, the Company shall issue to such Holder the number of shares of Common Stock not in dispute and resolve such dispute in accordance with Section19.

(d)Limitation on Beneficial Ownership. The Company shall not effect the conversion of any of the Preferred Shares held by a Holder, and such Holder shall not have the right to convert any of the Preferred Shares held by such Holder pursuant to the terms and conditions of this Certificate of Designations and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, such Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by such Holder and the other Attribution Parties shall include the number of shares of Common Stock held by such Holder and all other Attribution Parties plus the number of shares of Common Stock issuable upon conversion of the Preferred Shares with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted Preferred Shares beneficially owned by such Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes, convertible preferred stock or warrants, including the Preferred Shares and the Warrants) beneficially owned by such Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 3(d). For purposes of this Section 3(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding shares of Common Stock a Holder may acquire upon the conversion of such Preferred Shares without exceeding the Maximum Percentage, such Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of shares of Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from a Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall notify such Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Conversion Notice would otherwise cause such Holder’s beneficial ownership, as determined pursuant to this Section 3(d), to exceed the Maximum Percentage, such Holder must notify the Company of a reduced number of shares of Common Stock to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written or oral request of any Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall

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be determined after giving effect to the conversion or exercise of securities of the Company, including such Preferred Shares, by such Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of shares of Common Stock to a Holder upon conversion of such Preferred Shares results in such Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which such Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and such Holder shall not have the power to vote or to transfer the Excess Shares. Upon delivery of a written notice to the Company, any Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage of such Holder to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to such Holder and the other Attribution Parties and not to any other Holder that is not an Attribution Party of such Holder. For purposes of clarity, the shares of Common Stock issuable to a Holder pursuant to the terms of this Certificate of Designations in excess of the Maximum Percentage shall not be deemed to be beneficially owned by such Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert such Preferred Shares pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(d) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 3(d) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of such Preferred Shares.

(e)Right of Alternate Conversion.

(i) Alternate Optional Conversion. Subject to Section 3(d), at any time on or after the earlier of (i) twelve (12) months from the Initial Issuance Date or (ii) the date on which no shares of Series A Preferred Stock remain outstanding, at the option of any Holder, such Holder may convert (each, an “Alternate Optional Conversion”, and the date of such Alternate Optional Conversion, an “Alternate Optional Conversion Date”) all, or any number, of Preferred Shares into shares of Common Stock (such aggregate Conversion Amount of the Preferred Shares to be converted pursuant to this Section 3(e)(i), the “Alternate Optional Conversion Amount”) at the Alternate Conversion Price (each, an “Alternate Optional Conversion”).

(ii) Mechanics of Alternate Conversion. On any Alternate Conversion Date, a Holder may voluntarily convert any Alternate Conversion Amount of Preferred Shares pursuant to Section 3(c) (with “Alternate Conversion Price” replacing “Conversion Price” for all purposes hereunder with respect to such Alternate Conversion) by designating in the Conversion Notice delivered pursuant to this Section 3(e) of this Certificate of Designations that such Holder is electing to use the Alternate Conversion Price for such conversion.. Notwithstanding anything to the contrary in this Section 3(e), but subject to Section 3(d), until the Company delivers shares of Common Stock representing the applicable Alternate Conversion Amount of Preferred Shares to such Holder, such Preferred Shares may be converted by such Holder into shares of Common Stock pursuant to Section 2(c) without regard to this Section 3(e).

(f)Company Elected Redemptions.

(i) Company Optional Redemptions. At any time, the Company shall have the right to redeem all, or any portion, of the Preferred Shares then outstanding (the “Company Optional Redemption Amount”) on the Company Optional Redemption Date (as defined below) (a “Company Optional Redemption”). The Preferred Shares subject to redemption pursuant to this Section 3(f) shall be redeemed by the Company in cash at a price (the “Company Optional Redemption Price”) equal to 100% of the Conversion Amount being redeemed as of the Company Optional Redemption Date. The Company may exercise its right to require redemption under this Section 3(d) delivering a written notice thereof by electronic mail and overnight courier to all, but not less than all, of the Holders (the “Company Optional Redemption Notice” and the date all of the Holders received such notice is referred to as the “Company Optional Redemption Notice Date”). The Company may deliver only one Company Optional Redemption Notice hereunder and such Company Optional Redemption Notice shall be irrevocable. The Company Optional Redemption Notice shall (x) state the date on which the Company Optional Redemption shall occur (the “Company Optional Redemption Date”) which date shall not be less than ten (10) Trading Days nor more than twenty (20) Trading Days following the Company Optional Redemption Notice Date, and (y) state the

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aggregate Conversion Amount of the Preferred Shares which is being redeemed in such Company Optional Redemption from such Holder and all of the other Holders of the Preferred Shares pursuant to this Section 3(f) on the Company Optional Redemption Date. All Conversion Amounts converted by a Holder after the Company Optional Redemption Notice Date shall reduce the Company Optional Redemption Amount of the Preferred Shares of such Holder required to be redeemed on the Company Optional Redemption Date. Redemptions made pursuant to this Section 3(f) shall be made in accordance with Section 3(f)(ii).

(ii) Mechanics of Company Elected Redemptions. The Company shall deliver the applicable Company Optional Redemption Price to each Holder in cash on the applicable Company Optional Redemption Date. . In the event of a redemption of less than all of the Preferred Shares, the Company shall promptly cause to be issued and delivered to such Holder a new Preferred Share Certificate (in accordance with Section 4) (or evidence of the creation of a new Book-Entry) representing the number of Preferred Shares which have not been redeemed. In the event that the Company does not pay the Company Optional Redemption Price to a Holder within the time period required for any reason (including, without limitation, to the extent such payment is prohibited pursuant to the DGCL), at any time thereafter and until the Company pays such unpaid Company Optional Redemption Price in full, such Holder shall have the option, in lieu of redemption, to require the Company to promptly return to such Holder all or any of the Preferred Shares that were submitted for redemption and for which the Company Optional Redemption Price has not been paid. Upon the Company’s receipt of such notice, (x) the applicable redemption shall be null and void with respect to such Preferred Shares, (y) the Company shall immediately return the applicable Preferred Share Certificate, or issue a new Preferred Share Certificate (in accordance with Section 14(d)), to such Holder (unless the Preferred Shares are held in Book-Entry form, in which case the Company shall deliver evidence to such Holder that a Book-Entry for such Preferred Shares then exists).

4.Rights Upon Fundamental Transactions.

(a)Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Certificate of Designations. . Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designations and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Certificate of Designations and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein and therein. The provisions of this Section 6 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of the Preferred Shares.

5.Rights Upon Issuance of Purchase Rights and Other Corporate Events.

(a)Purchase Rights. If at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then each Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of shares of Common Stock acquirable upon complete conversion of all the Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares and assuming for such purpose that all the Preferred Shares were converted at the Alternate Conversion Price as of the applicable record date) held by such Holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights; provided, however, to the extent that such Holder’s right to participate in any such Purchase Right would result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, then such Holder shall not be entitled to participate in such Purchase Right to such extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Purchase Right (and beneficial ownership) to such extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of such Holder until such time or times, if ever, as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times such Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation.

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(b)Other Corporate Events. Prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to ensure that each Holder will thereafter have the right, at such Holder’s option, to receive upon a conversion of all the Preferred Shares held by such Holder (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets (the “Corporate Event Consideration”) to which such Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by such Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares set forth in this Certificate of Designations) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as such Holder would have been entitled to receive had the Preferred Shares held by such Holder initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate.

6.Rights Upon Issuance of Other Securities.

(a)Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Subscription Date combines (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 6(a) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 6(a) occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

(b)Calculations. All calculations under this Section 6 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(c)Voluntary Adjustment by Company. Subject to the rules and regulations of the Principal Market, the Company may at any time any Preferred Shares remain outstanding, with the prior written consent of the Required Holders, reduce the then current Conversion Price to any amount and for any period of time deemed appropriate by the Board.

(d)Adjustments.

(i)On the later (such later date, the “Resale Adjustment Date”) of (A) the 90th calendar day after the Initial Issuance Date and (B) the earlier of (x) the initial date the shares of Common Stock issuable upon conversion of the Preferred Shares are eligible to be resold by the Holders pursuant to Rule 144 (assuming such Holder has not been an affiliate of the Company for the prior ninety (90) days) or (y) the date a registration statement registering the resale by the Holders of all shares of Common Stock issuable upon conversion of the Preferred Shares (or such lesser number of shares of Common Stock as authorized by the Required Holders) is declared effective by the SEC, as applicable, if the Conversion Price then in effect is greater than the Resale Adjustment Price, on the Resale Adjustment Date the Conversion Price shall automatically adjust downward to the Resale Adjustment Price.

(ii)On the earlier (such earlier date, the “Price Adjustment Date”,) to occur after the Resale Adjustment Date of (A) such date the VWAP of the Common Stock for each Trading Day during a period of ten (10) consecutive Trading Days is less than $5.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) or (B) the first anniversary of the Initial Issuance Date, as applicable, if the Conversion Price then in effect is greater than $2.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) on the Price Adjustment Date the Conversion Price shall automatically adjust downward to the Resale Adjustment Price (each, a “Price Adjustment Reset”).

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7.Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designations, and will at all times in good faith carry out all the provisions of this Certificate of Designations and take all action as may be required to protect the rights of the Holders hereunder. Without limiting the generality of the foregoing or any other provision of this Certificate of Designations or the other Transaction Documents, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon the conversion of any Preferred Shares above the Conversion Price then in effect, (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the conversion of Preferred Shares and (c) shall, so long as any Preferred Shares are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Preferred Shares, the maximum number of shares of Common Stock as shall from time to time be necessary to effect the conversion of the Preferred Shares then outstanding (without regard to any limitations on conversion contained herein).

8.Authorized Shares.

(a)Reservation. So long as any Preferred Shares remain outstanding, the Company shall at all times reserve at least 200% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion, including without limitation, Alternate Conversions, of all of the Preferred Shares then outstanding (without regard to any limitations on conversions) (the “Required Reserve Amount”). The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the Holders based on the number of the Preferred Shares held by each Holder on the Initial Issuance Date or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a Holder shall sell or otherwise transfer any of such Holder’s Preferred Shares, each transferee shall be allocated a pro rata portion of such Holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Preferred Shares shall be allocated to the remaining Holders of Preferred Shares, pro rata based on the number of the Preferred Shares then held by the Holders.

9.Voting Rights. Holders of the Preferred Shares are entitled to vote as a class as expressly provided in this Certificate of Designations and where required pursuant to applicable law (including, without limitation, the DGCL). Subject to Section 3(d), Holders of the Preferred Shares are also entitled to vote with the holders of shares of Common Stock, voting together as one class, on all matters in which the Holders of the Preferred Shares are permitted to vote with the class of shares of Common Stock pursuant to applicable law (including, without limitation, the DGCL. With respect to any vote with the class of Common Stock, each Preferred Share shall entitle the holder thereof to cast that number of votes per share as is equal to the number of shares of Common Stock into which it is then convertible (subject to the ownership limitations specified in Section 3(d) hereof) using the record date for determining the stockholders of the Company eligible to vote on such matters as the date as of which the Conversion Price is calculated. To the extent that under the DGCL the vote of the holders of the Preferred Shares, voting separately as a class or series, as applicable, is required to authorize a given action of the Company, the affirmative vote or consent of the Required Holders of the shares of the Preferred Shares, voting together in the aggregate and not in separate series unless required under the DGCL, represented at a duly held meeting at which a quorum is presented or by written consent of the Required Holders (except as otherwise may be required under the DGCL), voting together in the aggregate and not in separate series unless required under the DGCL, shall constitute the approval of such action by both the class or the series, as applicable. Holders of the Preferred Shares shall be entitled to written notice of all stockholder meetings or written consents (and copies of proxy materials and other information sent to stockholders) with respect to which they would be entitled to vote, which notice would be provided pursuant to the Company’s bylaws and the DGCL.

10.Liquidation, Dissolution, Winding-Up. In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its stockholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any of shares of Junior Stock, but junior with respect to any Senior Preferred Stock then outstanding, an amount per Preferred Share equal to the amount per share such Holder would receive if such Holder converted such Preferred Share into Common Stock immediately prior to the date of such payment. All the preferential amounts to be paid to the Holders under this Section 10 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company to the holders of shares of Junior Stock in connection with a Liquidation Event as to which this Section 10 applies.

11.Distribution of Assets. If the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of shares of Common Stock, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification,

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corporate rearrangement, scheme of arrangement or other similar transaction) (the “Distributions”), then each Holder, as holders of Preferred Shares, will be entitled to such Distributions as if such Holder had held the number of shares of Common Stock acquirable upon complete conversion of the Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares and assuming for such purpose that the Preferred Share was converted at the Alternate Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for such Distributions (provided, however, that to the extent that such Holder’s right to participate in any such Distribution would result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, then such Holder shall not be entitled to participate in such Distribution to such extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution (and beneficial ownership) to such extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of such Holder until such time or times as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times, if any, such Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

12.Vote to Change the Terms of or Issue Preferred Shares. In addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of the Certificate of Incorporation, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders, voting together as a single class, the Company shall not amend or repeal any provision of, or add any provision to, its Certificate of Incorporation or bylaws, or file any certificate of designations or articles of amendment of any series of shares of preferred stock, if such action would adversely alter or change in any respect the preferences, rights, privileges or powers, or restrictions provided for the benefit of the Preferred Shares hereunder, regardless of whether any such action shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise.

13.Transfer of Preferred Shares. A Holder may offer, sell or transfer some or all of its Preferred Shares without the consent of the Company, subject only to the provisions of applicable federal and state securities laws..

14.Reissuance of Preferred Share Certificates and Book Entries.

(a)Transfer. If any Preferred Shares are to be transferred, the applicable Holder shall surrender the applicable Preferred Share Certificate to the Company (or, if the Preferred Shares are held in Book-Entry form, a written instruction letter to the Company), whereupon the Company will forthwith issue and deliver upon the order of such Holder a new Preferred Share Certificate (in accordance with Section 14(d)) (or evidence of the transfer of such Book-Entry), registered as such Holder may request, representing the outstanding number of Preferred Shares being transferred by such Holder and, if less than the entire outstanding number of Preferred Shares is being transferred, a new Preferred Share Certificate (in accordance with Section 14(d)) to such Holder representing the outstanding number of Preferred Shares not being transferred (or evidence of such remaining Preferred Shares in a Book-Entry for such Holder). Such Holder and any assignee, by acceptance of the Preferred Share Certificate or evidence of Book-Entry issuance, as applicable, acknowledge and agree that, by reason of the provisions of Section 3(c)(i) following conversion or redemption of any of the Preferred Shares, the outstanding number of Preferred Shares represented by the Preferred Shares may be less than the number of Preferred Shares stated on the face of the Preferred Shares.

(b)Lost, Stolen or Mutilated Preferred Share Certificate. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of a Preferred Share Certificate (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the applicable Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of such Preferred Share Certificate, the Company shall execute and deliver to such Holder a new Preferred Share Certificate (in accordance with Section 17(d)) representing the applicable outstanding number of Preferred Shares.

(c)Preferred Share Certificate and Book-Entries Exchangeable for Different Denominations and Forms. Each Preferred Share Certificate is exchangeable, upon the surrender hereof by the applicable Holder at the principal office of the Company, for a new Preferred Share Certificate or Preferred Share Certificate(s) or new Book-Entry (in accordance with Section 14(d)) representing, in the aggregate, the outstanding number of the Preferred Shares in the original Preferred Share Certificate, and each such new Preferred Share Certificate and/or new Book-Entry, as applicable, will represent such portion of such outstanding number of Preferred Shares from the original Preferred Share Certificate as is designated in writing by such Holder at the time of such surrender. Each Book-Entry may be exchanged into one or more new Preferred Share Certificates or split by the applicable

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Holder by delivery of a written notice to the Company into two or more new Book-Entries (in accordance with Section 14(d)) representing, in the aggregate, the outstanding number of the Preferred Shares in the original Book-Entry, and each such new Book-Entry and/or new Preferred Share Certificate, as applicable, will represent such portion of such outstanding number of Preferred Shares from the original Book-Entry as is designated in writing by such Holder at the time of such surrender.

(d)Issuance of New Preferred Share Certificate or Book-Entry. Whenever the Company is required to issue a new Preferred Share Certificate or a new Book-Entry pursuant to the terms of this Certificate of Designations, such new Preferred Share Certificate or new Book-Entry (i) shall represent, as indicated on the face of such Preferred Share Certificate or in such Book-Entry, as applicable, the number of Preferred Shares remaining outstanding (or in the case of a new Preferred Share Certificate or new Book-Entry being issued pursuant to Section 14(a) or Section 14(c), the number of Preferred Shares designated by such Holder) which, when added to the number of Preferred Shares represented by the other new Preferred Share Certificates or other new Book-Entry, as applicable, issued in connection with such issuance, does not exceed the number of Preferred Shares remaining outstanding under the original Preferred Share Certificate or original Book-Entry, as applicable, immediately prior to such issuance of new Preferred Share Certificate or new Book-Entry, as applicable, and (ii) shall have an issuance date, as indicated on the face of such new Preferred Share Certificate or in such new Book-Entry, as applicable, which is the same as the issuance date of the original Preferred Share Certificate or in such original Book-Entry, as applicable.

15.Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designations shall be cumulative and in addition to all other remedies available under this Certificate of Designations and any of the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit any Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Certificate of Designations. The Company covenants to each Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by a Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). No failure on the part of a Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by such Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of any Holder at law or equity or under Preferred Shares or any of the documents shall not be deemed to be an election of such Holder’s rights or remedies under such documents or at law or equity. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holders and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, each Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to a Holder that is requested by such Holder to enable such Holder to confirm the Company’s compliance with the terms and conditions of this Certificate of Designations.

16.Payment of Collection, Enforcement and Other Costs. If (a) any Preferred Shares are placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or a Holder otherwise takes action to collect amounts due under this Certificate of Designations with respect to the Preferred Shares or to enforce the provisions of this Certificate of Designations or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Certificate of Designations, then the Company shall pay the costs incurred by such Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Certificate of Designations with respect to any Preferred Shares shall be affected, or limited, by the fact that the purchase price paid for each Preferred Share was less than the original Stated Value thereof.

17.Construction; Headings. This Certificate of Designations shall be deemed to be jointly drafted by the Company and the Holders and shall not be construed against any such Person as the drafter hereof. The headings of this Certificate of Designations are for convenience of reference and shall not form part of, or affect the interpretation of, this Certificate of Designations. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Certificate of Designations instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Certificate of Designations. Terms used in this Certificate of Designations and not otherwise defined herein, but

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defined in the other Transaction Documents, shall have the meanings ascribed to such terms on the Initial Issuance Date in such other Transaction Documents unless otherwise consented to in writing by the Required Holders.

18.Failure or Indulgence Not Waiver. No failure or delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. This Certificate of Designations shall be deemed to be jointly drafted by the Company and all Holders and shall not be construed against any Person as the drafter hereof.

19.Dispute Resolution.

(a)Submission to Dispute Resolution.

(i)In the case of a dispute relating to a Conversion Price, Alternate Conversion Price, a VWAP or a fair market value or the arithmetic calculation of a Conversion Rate, or the Company Optional Redemption Price (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the applicable Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by such Holder at any time after such Holder learned of the circumstances giving rise to such dispute. If such Holder and the Company are unable to promptly resolve such dispute relating to such Conversion Price, such Alternate Conversion Price, such VWAP or such fair market value, or the arithmetic calculation of such Conversion Rate or the Company Optional Redemption Price (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or such Holder (as the case may be) of such dispute to the Company or such Holder (as the case may be), then such Holder may, at its sole option, select an independent, reputable investment bank to resolve such dispute.

(ii)Such Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 19 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which such Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either such Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and such Holder or otherwise requested by such investment bank, neither the Company nor such Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii)The Company and such Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and such Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b)Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 19 constitutes an agreement to arbitrate between the Company and each Holder (and constitutes an arbitration agreement) under § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that any Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 22, (ii) the terms of this Certificate of Designations shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Certificate of Designations and any other applicable Transaction Documents, (iii) the applicable Holder (and only such Holder with respect to disputes solely relating to such Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 19 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 19 and

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(iv) nothing in this Section 19 shall limit such Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section19).

20.Notices; Currency; Payments.

(a)Notices. The Company shall provide each Holder of Preferred Shares with prompt written notice of all actions taken pursuant to the terms of this Certificate of Designations, including in reasonable detail a description of such action and the reason therefor. The Company shall provide each Holder with prompt written notice of all actions taken pursuant to this Certificate of Designations, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company shall give written notice to each Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, or (B) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to such Holder.

(b)Currency. All dollar amounts referred to in this Certificate of Designations are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Certificate of Designations shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Certificate of Designations, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(c)Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Certificate of Designations, unless otherwise expressly set forth herein, such payment shall be made in lawful money of the United States of America by wire transfer of immediately available funds pursuant to wire transfer instructions that Holder shall provide to the Company in writing from time to time. Whenever any amount expressed to be due by the terms of this Certificate of Designations is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day.

21.Waiver of Notice. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Certificate of Designations and the Securities Purchase Agreement.

22.Governing Law. This Certificate of Designations shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Certificate of Designations shall be governed by, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Except as otherwise required by Section 19 above, the Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude any Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to such Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of such Holder or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 19 above. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS CERTIFICATE OF DESIGNATIONS OR ANY TRANSACTION CONTEMPLATED HEREBY.

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23.Judgment Currency.

(a)If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 23 referred to as the “Judgment Currency”) an amount due in U.S. dollars under this Certificate of Designations, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(i)the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii)the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 23(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).

(b)If in the case of any proceeding in the court of any jurisdiction referred to in Section 23(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c)Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Certificate of Designations.

24.Severability. If any provision of this Certificate of Designations is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Certificate of Designations so long as this Certificate of Designations as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

25.Stockholder Matters; Amendment.

(a)Stockholder Matters. Any stockholder action, approval or consent required, desired or otherwise sought by the Company pursuant to the DGCL, the Certificate of Incorporation, this Certificate of Designations or otherwise with respect to the issuance of Preferred Shares may be effected by written consent of the Company’s stockholders or at a duly called meeting of the Company’s stockholders, all in accordance with the applicable rules and regulations of the DGCL. This provision is intended to comply with the applicable sections of the DGCL permitting stockholder action, approval and consent affected by written consent in lieu of a meeting.

(b)Amendment. This Certificate of Designations or any provision hereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the DGCL, of the Required Holders, voting separate as a single class, and with such other stockholder approval, if any, as may then be required pursuant to the DGCL and the Certificate of Incorporation.

26.Certain Defined Terms. For purposes of this Certificate of Designations, the following terms shall have the following meanings:

(a)“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b)“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

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(c)“Affiliate” or “Affiliated” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(d)“Alternate Conversion Floor Amount” means an amount in common stock, issued at the Alternate Conversion Price in effect on the relevant Alternate Conversion Date, equal to the product obtained by multiplying (A) the higher of (I) the highest price that the Common Stock trades at on the Trading Day immediately preceding the relevant Alternate Conversion Date and (II) the applicable Alternate Conversion Price and (B) the difference obtained by subtracting (I) the number of shares of Common Stock delivered (or to be delivered) to such Holder on the applicable Share Delivery Deadline with respect to such Alternate Conversion from (II) the quotient obtained by dividing (x) the applicable Conversion Amount that such Holder has elected to be the subject of the applicable Alternate Conversion, by (y) the applicable Alternate Conversion Price without giving effect to clause (x) of such definition.

(e)“Alternate Conversion Price” means, with respect to any Alternate Conversion that price which shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Conversion Date of the applicable Alternate Conversion, and (ii) the greater of (x) the Floor Price and (y) 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the three (3) Trading Days with the lowest VWAP of the Common Stock during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) three (3) (such period, the “Alternate Conversion Measuring Period”). All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock during such Alternate Conversion Measuring Period.

(f)“Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Initial Issuance Date, directly or indirectly managed or advised by a Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of such Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with such Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with such Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively such Holder and all other Attribution Parties to the Maximum Percentage.

(g)“Bloomberg” means Bloomberg, L.P.

(h)“Book-Entry” means each entry on the Register evidencing one or more Preferred Shares held by a Holder in lieu of a Preferred Share Certificate issuable hereunder.

(i)“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee”  or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(j)“Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the shares of Common Stock in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries or (iv) an acquisition, merger or similar transaction (or series of acquisitions, mergers or similar transactions, as applicable) (each, an “Excluded Acquisition”) in which holders of the Company’s voting power immediately prior to such Excluded Acquisition continue after such Excluded Acquisition to hold publicly traded securities and, directly or indirectly, are,

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in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such applicable Excluded Acquisition.

(k)“Code” means the Internal Revenue Code of 1986, as amended.

(l)“Common Stock” means (i) the Company’s shares of common stock, $0.001 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(m)“Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

(n)“Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market.

(o)

(p)“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Preferred Shares (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

(q)“Floor Price” means $10.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events); provided, that after the Resale Adjustment Date, the Floor Price shall be lowered to $5.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events); provided further, upon any Price Adjustment Reset, the Floor Price shall be lowered to $2.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events).

(r)“Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (v) reorganize, recapitalize or reclassify its Common Stock, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary

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voting power represented by issued and outstanding Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by all such Subject Entities as of the date of this Certificate of Designations calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other stockholders of the Company to surrender their shares of Common Stock without approval of the stockholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

(s)“GAAP” means United States generally accepted accounting principles, consistently applied.

(t)“Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(u)“Holder Pro Rata Amount” means, with respect to any Holder, a fraction (i) the numerator of which is the number of Preferred Shares issued to such Holder pursuant to the Securities Purchase Agreement on the Initial Issuance Date and (ii) the denominator of which is the number of Preferred Shares issued to all Holders pursuant to the Securities Purchase Agreement on the Initial Issuance Date.

(v)

(w)“Liquidation Event” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its Subsidiaries, taken as a whole.

(x)“

(y)“Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(z)“Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(aa)“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(bb)“Principal Market” means, as of any time of determination, the principal trading market, if any, in which the shares of Common Stock then trade.

(cc)

(dd)“Resale Adjustment Price” means, with respect to any Resale Adjustment Date that price which shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Resale Adjustment Date, and (ii) the greater of (x) the Floor Price and (y) 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the three (3) Trading Days with the lowest VWAP of the Common Stock during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately preceding the applicable Resale Adjustment Date, divided by (II) three (3) (such period, the “Resale Adjustment Measuring Period”). All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock during such Resale Adjustment Measuring Period.

(ee)“Required Holders” means holders of at least a majority of the outstanding Preferred Shares.

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(ff)“SEC” means the United States Securities and Exchange Commission or the successor thereto.

(gg)“Stated Value” shall mean $1,000 per share, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events occurring after the Initial Issuance Date with respect to the Preferred Shares.

(hh)“Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(ii)“Subsidiaries” shall have the meaning as set forth in the Securities Purchase Agreement

(jj)“Successor Entity” means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(kk)“Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the applicable Holder or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(ll)“VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holders. If the Company and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 22. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

27.Disclosure. Upon receipt or delivery by the Company of any notice in accordance with the terms of this Certificate of Designations, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company, the Company shall on or prior to 9:00 am, New York city time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company, the Company so shall indicate to the applicable Holder explicitly in writing in such notice (or immediately upon receipt of notice from such Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from such Holder), such Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company.

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28.Absence of Trading and Disclosure Restrictions. The Company acknowledges and agrees that no Holder is a fiduciary or agent of the Company and that each Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of such Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that each Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

[The remainder of the page is intentionally left blank]

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designations of Series B Convertible Preferred Stock of VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.) to be signed by its                         on this          day of                      , 2022.

VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.)

By:
Name:
Title:

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EXHIBIT I

VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.)

CONVERSION NOTICE

Reference is made to the Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock of VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.) (the “Certificate of Designations”). In accordance with and pursuant to the Certificate of Designations, the undersigned hereby elects to convert the number of shares of Series B Convertible Preferred Stock, $0.0001 par value per share (the “Preferred Shares”), of VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.), a Delaware corporation (the “Company”), indicated below into shares of common stock, $0.0001 value per share (the “Common Stock”), of the Company, as of the date specified below.

Date of Conversion:
Aggregate number of Preferred Shares to be converted
Aggregate Stated Value of such Preferred Shares to be converted:

AGGREGATE CONVERSION AMOUNT TO BE CONVERTED:

Please confirm the following information:

Conversion Price:
Number of shares of Common
Stock to be issued:

☐   If this Conversion Notice is being delivered with respect to an Triggering Event Conversion, check here if Holder is electing to use the following Alternate Conversion Price:

Please issue the Common Stock into which the applicable Preferred Shares are being converted to Holder, or for its benefit, as follows:

☐Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

☐Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:
DTC Number:
Account Number:

Date:	,

Name of Registered Holder

By:
Name:
Title:

Tax ID:
E-mail Address:

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EXHIBIT II

ACKNOWLEDGMENT

The Company hereby (a) acknowledges this Conversion Notice, (b) certifies that the above indicated number of shares of Common Stock [are][are not] eligible to be resold by the applicable Holder either (i) pursuant to Rule 144 (subject to such Holder’s execution and delivery to the Company of a customary 144 representation letter) or (ii) an effective and available registration statement and (c) hereby directs                   to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated                  , 20       from the Company and acknowledged and agreed to by                  .

VSEE HEALTH, INC. (f/k/a Digital Health Acquisition Corp.)

By:
Name:
Title:

B-3-20

Annex C

FORM OF AMENDED AND RESTATED BYLAWS

OF

VSEE HEALTH, INC.

C-i

C-ii

ARTICLE I

STOCKHOLDERS

1.1Place of Meetings. All meetings of stockholders shall be held at such place, if any, as may be designated from time to time by the Board of Directors (the “Board”) of VSee Health, Inc., (the “Corporation”), the Chairperson of the Board or the Chief Executive Officer or, if not so designated, at the principal office of the Corporation.

1.2Annual Meeting. The annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board, the Chairperson of the Board or the Chief Executive Officer. The Corporation may postpone, recess, reschedule or cancel any previously scheduled annual meeting of stockholders.

1.3Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board, the Chairperson of the Board or the Chief Executive Officer, and may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. The Corporation may postpone, reschedule or cancel any previously scheduled meeting of stockholders; provided, however, that with respect to any special meeting of stockholders of the Corporation previously scheduled at the request of the Requisite Stockholder Consent, the Corporation shall not postpose, reschedule or cancel any such special meeting without the prior written consent of the stockholders who comprised the Requisite Stockholder Consent.

1.4Notice of Meetings. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders given by the Corporation shall be effective if given by electronic transmission in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). The notices of all meetings shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the DGCL.

1.5Voting List. The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, that such list shall not be required to contain the electronic mail address or other electronic contact information of any stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, then the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger contemplated by this Section 1.5 shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.5 or entitled to vote in person or by proxy at any meeting of stockholders.

1.6Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to the same or some other place at which a meeting of stockholders may be held under these Bylaws by the Board, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, by a majority of the votes cast by stockholders present or represented at the meeting and entitled to vote thereon, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of thirty (30) days or less if the time and place of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for determination of stockholders entitled to vote at the adjourned meeting (in which case the Board shall fix the same or an earlier date as the record date for determining stockholders entitled to notice of such adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record as of such date). At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

1.8Voting and Proxies. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize another person or persons to vote for such stockholder by proxy. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting. Proxies shall be filed with the Secretary of the Corporation. No such proxy shall be voted upon after three years from its date, unless the proxy expressly provides for a longer period. A proxy may be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation.

1.9Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by a majority of the votes cast by the holders of all of the shares of stock present in person or represented by proxy at the meeting and voting affirmatively or negatively on such matter (or if one or more class, classes or series of stock are entitled to vote as a separate class or series, then a majority of the votes cast by the holders of the shares of stock of such class, classes or series entitled to vote as a separate class or series present or represented by proxy at the meeting and voting affirmatively or negatively on such matter), except when a different or minimum vote is required by law, regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, in which case such different or minimum vote shall be the required vote on such matter. When a quorum is present at any meeting, in any election by stockholders of directors other than in a contested election, directors shall be elected by the affirmative vote of a majority of the votes cast in favor or against the election of a nominee at a meeting of stockholders. In a contested election, (i) the directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to vote in such election, and (ii) stockholders shall not be permitted to vote against a nominee. An election shall be considered contested if, as of the tenth (10th) day preceding the date on which the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, there are more nominees for election than directorships on the Board to be filled by election at the meeting.

1.10Nomination of Directors.

(A)Except for any directors entitled to be elected by the holders of preferred stock, at any meeting of stockholders, only persons who are nominated in accordance with the procedures in this Section 1.10 shall be eligible for election as directors. Nominations of persons for election to the Board at an annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting may be made (i) by or at the direction of the Board or any duly authorized committee thereof or (ii) by any stockholder of the Corporation who (x) timely complies with the notice procedures in Section 1.10(B), (y) is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting and (z) is entitled to vote at such meeting and on such election.

(B)To be timely, a stockholder’s notice must be received in writing by the Secretary at the principal executive offices of the Corporation as follows: (i) in the case of an election of directors at an annual meeting of stockholders, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (which date of the preceding year’s annual meeting shall, for purposes of Sections 1.10 and 1.11 hereof with respect to the Corporation’s first annual meeting of stockholders following the [listing of its shares on a national securities exchange], be deemed to have occurred on                , 20221); provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days, or delayed by more than seventy (70), from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which public disclosure of the date of such annual meeting is first made; or (ii) in the case of an election of directors at a special meeting of stockholders, provided that directors are to be elected at such special meeting as set forth in the Corporation’s notice of meeting and provided further that the nomination made by the stockholder is for one of the director positions that the notice of meeting states will be filled at such special meeting, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (x) the 90th day prior to such special meeting and (y) the tenth day following the day on which public disclosure of the date of such special meeting for the election of directors is first made. The number of nominees a stockholder may nominate for election at a meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such meeting. In no event shall the adjournment or postponement of a meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.

1Note to Draft: This provision will only be needed if SPAC does not have an annual meeting in 2022.

The stockholder’s notice to the Secretary shall set forth: (A) as to each proposed nominee (1) such person’s name, age, business address and, if known, residence address, (2) such person’s principal occupation or employment, (3) the class(es) and series and number of shares of stock of the Corporation that are, directly or indirectly, owned, beneficially or of record, by such person, (4) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among (x) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (y) each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant, and (5) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made (1) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, (2) the class(es) and series and number of shares of stock of the corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder and such beneficial owner, (3) a description of any agreement, arrangement or understanding between or among such stockholder and/or such beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made or who may participate in the solicitation of proxies in favor of electing such nominee(s), (4) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder or such beneficial owner, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner with respect to shares of stock of the Corporation, (5) any other information relating to such stockholder and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (6) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and on such election and intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice and (7) a representation whether such stockholder and/or such beneficial owner intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock reasonably believed by such stockholder or such beneficial owner to be sufficient to elect the nominee (and such representation shall be included in any such proxy statement and form of proxy) and/or (y) otherwise to solicit proxies or votes from stockholders in support of such nomination (and such representation shall be included in any such solicitation materials). Not later than ten (10) days after the record date for determining the stockholders entitled to vote at the meeting, the information required by Items (A)(1)-(5) and (B)(1)-(5) of the prior sentence shall be supplemented by the stockholder giving the notice to provide updated information as of such record date. In addition, to be effective, the stockholder’s notice must be accompanied by the written consent of the proposed nominee to serve as a director if elected and to being named in the Corporation’s proxy statement and associated proxy card as a nominee of the stockholder. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to, among other things, determine the eligibility of such proposed nominee to serve as a director of the Corporation or whether such nominee would be independent under applicable Securities and Exchange Commission and stock exchange rules and the Corporation’s publicly disclosed corporate governance guidelines, as applicable. A stockholder shall not have complied with this Section 1.10(B) if the stockholder (or beneficial owner, if any, on whose behalf the nomination is made) solicits or does not solicit, as the case may be, proxies or votes in support of such stockholder’s nominee in contravention of the representations with respect thereto required by this Section 1.10.

(C)The chairperson of any meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions of this Section 1.10 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee in compliance with the representations with respect thereto required by this Section 1.10), and if the chairperson should determine that a nomination was not made in accordance with the provisions of this Section 1.10, the chairperson shall so declare to the meeting and such nomination shall not be brought before the meeting. Without limiting the foregoing, in advance of any meeting of stockholders, the Board shall also have the power to determine whether any nomination was made in accordance with the provisions of this Section 1.10 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee in compliance with the representations with respect thereto required by this Section 1.10).

(D)Except as otherwise required by law, nothing in this Section 1.10 shall obligate the Corporation or the Board to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board information with respect to any nominee for director submitted by a stockholder.

(E)Notwithstanding the foregoing provisions of this Section 1.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present a nomination, such nomination shall not be brought before the meeting, notwithstanding that proxies in respect of such nominee may have been received by the Corporation. For purposes of this Article I, to be considered a “qualified representative” of the stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, at the meeting of stockholders.

(F)For purposes of this Article I, “public disclosure” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(G)Notwithstanding anything in this Section 1.10 to the contrary, in the event that the number of directors to be elected to the Board at any annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 1.10(B) and there is no public disclosure by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by Section 1.10(B) with respect to nominations for such annual meeting shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public disclosure is first made by the Corporation.

1.11 Notice of Business to be Brought Before a Meeting.

(A)At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business (other than the nominations of persons for election to the Board) must constitute a proper matter for stockholder action and must be (i) specified in a notice of meeting given by or at the direction of the Board or any duly authorized committee thereof, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or any duly authorized committee thereof or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder who (A) (1) was a stockholder of record of the Corporation both at the time of giving the notice provided for in this Section 1.11 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 1.11 in all applicable respects or (B) properly made such proposal in compliance with Rule 14a-8 under the Exchange Act. The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. Notwithstanding anything herein to the contrary, unless otherwise required by law, if a stockholder seeking to bring business before an annual meeting pursuant to clause (iii) of this Section 1.11(A) (or a qualified representative of the stockholder) does not appear at the meeting to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such proposed business may have been received by the Corporation.

(B)Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 1.11. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.

(C)To be in proper form for purposes of this Section 1.11, a stockholder’s notice to the Secretary shall set forth:

(i)As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class(es) and series and number of shares of the Corporation that are, directly or indirectly, owned of record and beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(ii)As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class(es) or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation and any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, (G) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (H) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(iii)As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) of shares of capital stock of the Corporation or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation (including their names) in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

For purposes of this Section 1.11, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(D)A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 1.11 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(E)Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 1.11. The chairperson of the meeting shall have the power and duty to determine whether any proposed business was brought in accordance with the provisions of this Section 1.11, and if the chairperson should determine that the business was not properly brought before the meeting in accordance with this Section 1.11, the chairperson shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Without limiting the foregoing, in advance of any meeting of stockholders, the Board shall also have the power to determine whether any proposed business was made in accordance with the provisions of this Section 1.11.

(F)This Section 1.11 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 1.11 with respect to any business proposed to be brought before an annual meeting of stockholders, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 1.11 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

1.12 Conduct of Meetings.

(A)Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in the Chairperson’s absence by the Vice Chairperson of the Board, if any, or in the Vice Chairperson’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence, by the President, or in the President’s absence by a Vice President, or in the absence of all of the foregoing persons by a chairperson designated by the Board. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

(B)The Board may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants.

Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

(C)The chairperson of the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted.

(D)In advance of any meeting of stockholders, the Board, the Chairperson of the Board or the Chief Executive Officer shall appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of stockholders, the chairperson of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and, when the vote is completed, shall certify their determination of the result of the vote taken and of such other facts as may be required by law. Every vote taken by ballots shall be counted by a duly appointed inspector or duly appointed inspectors.

ARTICLE II

DIRECTORS

2.1General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, who may exercise all of the powers of the Corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2Number, Election and Term. The total number of directors constituting the Board shall be as fixed in, or in the manner provided by, the Certificate of Incorporation. Election of directors need not be by written ballot. The term of office of each director shall be as specified in the Certificate of Incorporation.

2.3Chairperson of the Board; Vice Chairperson of the Board. The Board may appoint from its members a Chairperson of the Board and a Vice Chairperson of the Board, neither of whom need be an employee or officer of the Corporation. If the Board appoints a Chairperson of the Board, such Chairperson shall perform such duties and possess such powers as are assigned by the Board and, if the Chairperson of the Board is also designated as the Corporation’s Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board appoints a Vice Chairperson of the Board, such Vice Chairperson shall perform such duties and possess such powers as are assigned by the Board. Unless otherwise provided by the Board, the Chairperson of the Board or, in the Chairperson’s absence, the Vice Chairperson of the Board, if any, shall preside at all meetings of the Board.

2.4Terms of Office. Directors shall be elected for such terms and in the manner provided by the Certificate of Incorporation and applicable law. The term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, resignation, disqualification or removal. For the avoidance of doubt, no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

2.5Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors established by the Board pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board. If at any meeting of the Board there shall be less than a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.6Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number is required by law, the Certificate of Incorporation or these Bylaws.

2.7Removal. Directors of the Corporation may only be removed in the manner specified by the Certificate of Incorporation.

2.8Newly Created Directorships; Vacancies. Any newly created directorship or vacancy on the Board, however occurring, shall be filled in accordance with the Certificate of Incorporation and applicable law.

2.9Resignation. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.10  Regular Meetings. Regular meetings of the Board may be held without notice at such time and place as shall be determined from time to time by the Board; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.11  Special Meetings. Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, the affirmative vote of a majority of the directors then in office, or by one director in the event that there is only a single director in office.

2.12  Notice of Special Meetings. Notice of the date, place and time of any special meeting of the Board shall be given to each director (a) in person or by telephone at least twenty- four (24) hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile, electronic mail or other means of electronic transmission, or delivering written notice by hand, to such director’s last known business, home or means of electronic transmission address at least twenty-four (24) hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director’s last known business or home address at least seventy-two (72) hours in advance of the meeting. Such notice may be given by the Secretary or by the Chairperson of the Board, the Chief Executive Officer or one of the directors calling the meeting. A notice or waiver of notice of a meeting of the Board need not specify the purposes of the meeting.

2.13  Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.14  Action by Consent. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission.

2.15  Committees. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation with such lawfully delegable powers and duties as the Board thereby confers, to serve at the pleasure of the Board. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board and subject to the provisions of law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board may from time to time request. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

2.16Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parent or subsidiary entities in any other capacity and receiving compensation for such service.

ARTICLE III

OFFICERS

3.1Titles. The officers of the Corporation may consist of a Chief Executive Officer, a President, a Chief Financial Officer, a Treasurer and a Secretary and such other officers with such other titles as the Board shall from time to time determine. The Board may appoint such other officers, including one or more Vice Presidents and one or more Assistant Treasurers or Assistant Secretaries, as it may deem appropriate from time to time.

3.2Election. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board at such meeting or at any other meeting.

3.3Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer’s earlier death, resignation, disqualification or removal.

3.5Resignation and Removal. Any officer may resign by delivering a resignation in writing or by electronic transmission to the Corporation. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by the affirmative vote of a majority of the directors then in office. Except as the Board may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer’s resignation or removal, or any right to damages on account of such removal, whether such officer’s compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

3.6Vacancies. The Board may fill any vacancy occurring in any office. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is duly elected and qualified, or until such officer’s earlier death, resignation, disqualification or removal.

3.7President; Chief Executive Officer. Unless the Board has designated another person as the Corporation’s Chief Executive Officer, the President shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board. The President shall perform such other duties and shall have such other powers as the Board or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8Vice Presidents. Each Vice President shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Board may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board.

3.9Secretary and Assistant Secretaries. The Secretary shall perform such duties and shall have such powers as the Board or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board, to attend all meetings of stockholders and the Board and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

Any Assistant Secretary shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board) shall perform the duties and exercise the powers of the Secretary.

In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the chairperson of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10 Treasurer and Assistant Treasurers. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board, to make proper accounts of such funds, and to render as required by the Board statements of all such transactions and of the financial condition of the Corporation. The Assistant Treasurers shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Treasurer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Treasurer, the Assistant Treasurer (or if there shall be more than one, the Assistant Treasurers in the order determined by the Board) shall perform the duties and exercise the powers of the Treasurer.

3.11 Salaries. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board.

3.12 Delegation of Authority. Subject to these Bylaws and any contrary action by the Board, each officer of the Corporation shall, have in addition to the duties and powers specifically set forth in these Bylaws, such duties and powers as are customarily incident to his or her office, and such duties and powers as may be designated from time to time by the Board. In addition, the Board may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

ARTICLE IV

CAPITAL STOCK

4.1Stock Certificates; Uncertificated Shares. The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the DGCL, and each officer appointed pursuant to Article III shall be an authorized officer for this purpose.

Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Within a reasonable time after the issuance or transfer of uncertificated shares, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the DGCL or, with respect to Section 151 of the DGCL, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.2Transfers. Shares of stock of the Corporation shall be transferable in the manner prescribed by law, the Certificate of Incorporation and in these Bylaws. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

4.3Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate or uncertificated shares in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

4.4Record Date. The Board may fix in advance a date as a record date for the determination of the stockholders entitled to notice of any meeting of stockholders, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action to which such record date relates. If the Board so fixes a record date for determining the stockholders entitled to notice of any meeting of stockholders, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating to such purpose.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

4.5Regulations. The issue, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board may establish.

ARTICLE V

GENERAL PROVISIONS

5.1Fiscal Year. Except as from time to time otherwise designated by the Board, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board.

5.3Waiver of Notice. Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4Voting of Securities. Except as the Board may otherwise designate, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer may waive notice, vote, consent, or appoint any person or persons to waive notice, vote or consent, on behalf of the Corporation, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for the Corporation (with or without power of substitution and re-substitution), with respect to the securities of any other entity which may be held by the Corporation.

5.5Evidence of Authority. A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6Certificate of Incorporation. All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and/or restated and in effect from time to time, including any certificate of designation relating to any outstanding series of preferred stock.

5.7Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.8Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.9Electronic Transmission. For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

ARTICLE VI

AMENDMENTS

These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board or by the stockholders as expressly provided in the Certificate of Incorporation.

ARTICLE VII

INDEMNIFICATION AND ADVANCEMENT

7.1Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation. Subject to Section 7.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

7.2Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 7.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity by the Corporation for such expenses which the Court of Chancery or such other court shall deem proper.

7.3Authorization of Indemnification. Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 7.1 or Section 7.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth in Section 7.1 or Section 7.2 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

7.4Good Faith Defined. For purposes of any determination under Section 7.3, a person shall, to the fullest extent permitted by law, be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on good faith reliance on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this Section 7.4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 7.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 7.1 or 7.2, as the case may be.

7.5Right of Claimant to Bring Suit. Notwithstanding any contrary determination in the specific case under Section 7.3, and notwithstanding the absence of any determination thereunder, if (i) following the final disposition of the applicable proceeding, a claim for indemnification under Sections 7.1 or 7.2 of this Article VII is not paid in full by the Corporation within ninety (90) days after the later of a written claim for indemnification has been received by the Corporation, or (ii) a claim for advancement of expenses under Section 7.6 of this Article VII is not paid in full by the Corporation within thirty (30) days after the Corporation has received a statement or statements requesting such amounts to be advanced, the claimant may at any time thereafter (but not before) bring suit against the Corporation in the Court of Chancery in the State of Delaware to recover the unpaid amount of the claim, together with interest thereon, or to obtain advancement of expenses, as applicable. It shall be a defense to any such action brought to enforce a right to indemnification (but not in an action brought to enforce a right to an advancement of expenses) that the claimant has not met the standards of conduct which make it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither a contrary determination in the specific case under Section 7.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the claimant has not met any applicable standard of conduct. If successful, in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim, including reasonable attorneys’ fees incurred in connection therewith, to the fullest extent permitted by applicable law.

7.6Expenses Payable in Advance. Expenses, including without limitation attorneys’ fees, incurred by a current or former director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding to which such person is a party or is threatened to be made a party or otherwise involved as a witness or otherwise by reason of the fact that such person is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such current or former director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VII or otherwise.

7.7Nonexclusivity of Indemnification and Advancement of Expenses. The rights to indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that, subject to Section 7.11, indemnification of the persons specified in Sections 7.1 and 7.2 shall be made to the fullest extent permitted by law. The provisions of this Article VII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 7.1 or 7.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

7.8Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VII.

7.9Certain Definitions. For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who is or was a director or officer of such constituent corporation, or, while a director or officer of such constituent corporation, is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VII, references to “fines” shall include any excise taxes assessed on a person with respect of any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VII.

7.10 Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.11 Limitation on Indemnification. Notwithstanding anything contained in this Article VII to the contrary, except for proceedings to enforce rights to indemnification or advancement of expenses (which shall be governed by Section 7.5), the Corporation shall not be obligated to indemnify any current or former director or officer in connection with an action, suit proceeding (or part thereof) initiated by such person unless such action, suit or proceeding (or part thereof) was authorized by the Board.

7.12 Contract Rights. The obligations of the Corporation under this Article VII to indemnify, and advance expenses to, a person who is or was a director or officer of the Corporation shall be considered a contract between the Corporation and such person, and no modification or repeal of any provision of this Article VII shall affect, to the detriment of such person, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

Annex D

VSee Health, Inc.

2022 Equity Incentive Plan

1.	Purpose; Eligibility.

1.1General Purpose. This VSee Health, Inc. 2022 Equity Incentive Plan (the “Plan”) is intended to enable VSee Health, Inc., [a Delaware corporation] (the “Company”) and its subsidiaries, VSee Lab, Inc., a Delaware corporation (“VSee”) and iDoc Telehealth Solutions, Inc., a Texas corporation (“iDoc” and together with the Company and VSee, the “Company Group”) to attract, motivate, and retain Employees, Consultants, and Directors (as such terms are defined herein) of the Company, VSee, and iDoc by providing incentives that align the interests of such individuals with those of the stockholders of the Company in order to promote the success of the Company’s business.

1.2Eligible Award Recipients. Persons eligible to receive Awards under the Plan are Employees, Consultants, and Directors.

1.3Available Awards. Awards that may be granted under the Plan include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Restricted Stock and (d) Restricted Share Units, or (e) Performance Share Units, and other forms of equity as they may be added in the future.

2.	Administration.

2.1Authority of the Compensation Committee. The Plan shall be administered by the compensation committee of the Board or, in the Board’s sole discretion, by the Board. Subject to the terms of the Plan, the Company’s By-Laws, any Committee charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Committee shall have the authority:

(a)to construe and interpret the Plan and apply its provisions;

(b)to amend and rescind rules and regulations relating to the administration of the Plan;

(c)to authorize the Chief Executive and Chief Financial Officers to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

(d)to authorize the Chief Executive and Chief Financial Officers to grant Options, Restricted Stock Awards, Restricted Share Units, or Performance Share Units per quarter to persons who are not “insiders” within the meaning of Section 16 of the Exchange Act, pertaining to such numbers of shares of Common Stock as the Committee may specify in its authorizing resolution, without prior approval of the Committee, on the condition that a full reconciliation of any and all equity grants is duly ratified at the immediately subsequent Board meeting following any issuance.

(e)to delegate its authority to one or more Officers of the Company with respect to Awards that do not involve “insiders” within the meaning of Section 16 of the Exchange Act;

(f)to determine when Awards are to be granted under the Plan and the applicable Grant Date;

(g)from time to time to select, subject to the limitations set forth in this Plan, those eligible Award recipients to whom Awards shall be granted;

(h)to determine the number of shares of Common Stock to be made subject to each Award;

(i)to determine whether each Award is to be an Incentive Stock Option, a Non-qualified Stock Option, Restricted Stock, an Restricted Share Unit, a Performance Share Unit or other form of equity;

(j)to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(k)to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; provided, however, that if any such amendment impairs a Participant’s rights or increases a Participant’s obligations under his or her Award or creates or increases a Participant’s federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant’s consent;

(l)to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company’s employment policies;

(m)to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(n)to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(o)to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

The Committee also may modify the purchase price or the exercise price of any outstanding Award, provided that if the modification effects a repricing, stockholder approval shall be required before the repricing is effective.

2.2Committee Decisions Final. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

2.3Delegation. The Committee shall have the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Committee shall thereafter include any such subcommittee to the extent of such delegation), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefor, and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a Committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members and minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

2.4Committee Composition. Except as otherwise determined by the Board, the Committee shall consist solely of two or more Non-Employee Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3. However, if the Board intends to satisfy such exemption requirements, with respect to any insider subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not Non- Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors.

2.5Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, the Committee shall be indemnified by the Company against the reasonable expenses, including attorney’s fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Committee may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Committee in settlement thereof (provided, however, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Committee in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee did not act in good faith and in a manner which such person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that within 60 days after the institution of any such action, suit or proceeding, such Committee shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

3.Shares Subject to the Plan.

3.1Subject to adjustment in accordance with Section 10, no more than [•] shares of Common Stock shall be available for the grant of Awards under the Plan (the “Total Share Reserve”). During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.

3.2Shares of Common Stock available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.

3.3Subject to adjustment in accordance with Section 10, no more than [•] shares of Common Stock may be issued in the aggregate pursuant to the exercise of Incentive Stock Options (the “ISO Limit”).

3.4Any shares of Common Stock subject to an Award that expires or is canceled, forfeited, or terminated without issuance of the full number of shares of Common Stock to which the Award related will again be available for issuance under the Plan. Notwithstanding anything to the contrary contained herein: shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares are (a) shares tendered in payment of an Option, (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (c) shares covered by Awards that were not issued upon the settlement of the Award.

4.Eligibility.

4.1Eligibility for Specific Awards. Incentive Stock Options may be granted only to Employees only. Awards other than Incentive Stock Options may be granted to Employees, Consultants and Directors.

4.2Ten Percent Shareholders. A Ten Percent Shareholder shall not be granted an Incentive Stock Option unless the Option Exercise Price is at least 110% of the Fair Market Value of the Common Stock on the Grant Date and the Option is not exercisable after the expiration of five years from the Grant Date.

5.Option Provisions.

5.1Agreements Evidence. Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in this Section 5, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options shall be separately designated Incentive Stock Options or Non-qualified Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other person if an Option designated as an Incentive Stock Option fails to qualify as such at any time or if an Option is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions;

(a)Term. Subject to the provisions of Section 4.2 regarding Ten Percent Shareholders, no Incentive Stock Option shall be exercisable after the expiration of 10 years from the Grant Date. The term of a Non-qualified Stock Option granted under the Plan shall be determined by the Committee; provided, however, no Non-qualified Stock Option shall be exercisable after the expiration of 10 years from the Grant Date.

(b)Exercise Price of an Incentive Stock Option. Subject to the provisions of Section 4.2 regarding Ten Percent Shareholders, the Option Exercise Price of each Incentive Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the Grant Date. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(c)Exercise Price of a Non-qualified Stock Option. The Option Exercise Price of each Non-qualified Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the Grant Date. Notwithstanding the foregoing, a Non-qualified Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code.

(d)Consideration. The Option Exercise Price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (a) in cash or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Committee, upon such terms as the Committee shall approve, the Option Exercise Price may be paid: (i) by delivery to the Company of other Common Stock, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Option Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific shares of Common Stock that have an aggregate Fair Market Value on the date of attestation equal to the Option Exercise Price (or portion thereof) and receives a number of shares of Common Stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock (a “Stock for Stock Exchange”); (ii) a “cashless” exercise program established with a broker; (iii) by reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate Option Exercise Price at the time of exercise; (iv) by any combination of the foregoing methods; or (v) in any other form of legal consideration that may be acceptable to the Committee. Notwithstanding the foregoing, during any period for which the Common Stock is publicly traded (i.e., the Common Stock is listed on any established stock exchange or a national market system) an exercise by a Director or Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 shall be prohibited with respect to any Award under this Plan.

(e)Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder.

(f)Transferability of a Non-qualified Stock Option. A Non-qualified Stock Option may, in the sole discretion of the Committee, be transferable to a Permitted Transferee, upon written approval by the Committee to the extent provided in the Award Agreement. If the Non-qualified Stock Option does not provide for transferability, then the Non-qualified Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder.

(g)Vesting of Options. Each Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Committee may deem appropriate. The vesting provisions of individual Options may vary. No Option may be exercised for a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event.

(h)Termination of Continuous Service. Unless otherwise provided in an Award Agreement or in an employment agreement the terms of which have been approved by the Committee, in the event an Optionholder’s Continuous Service terminates (other than upon the Optionholder’s death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the Optionholder’s Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided that, if the termination of Continuous Service is by the Company for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate.

(i)Disability of Optionholder. Unless otherwise provided in an Award Agreement, in the event that an Optionholder’s Continuous Service terminates as a result of the Optionholder’s Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate.

(j)Death of Optionholder. Unless otherwise provided in an Award Agreement, in the event an Optionholder’s Continuous Service terminates as a result of the Optionholder’s death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder’s death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Optionholder’s death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

(k)Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.

6.Restricted Awards.

(a)General

A Restricted Award is an Award of actual shares of Common Stock (“Restricted Stock”) or hypothetical Common Stock units (“Restricted Share Units” or “Performance Share Units”) having a value equal to the Fair Market Value of an identical number of shares of Common Stock, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the “Restricted Period”) as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this Section 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b)Restricted Stock, Restricted Share Units, and Performance Share Units

(i)Each Participant granted Restricted Stock shall execute and deliver to the Company an Award Agreement with respect to the Restricted Stock setting forth the restrictions and other terms and conditions applicable to such Restricted Stock. If the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Committee, if applicable and (B) the appropriate blank stock power with respect to the Restricted Stock covered by such agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and stock power, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such shares and the right to receive dividends.

(ii)The terms and conditions of a grant of Restricted Share Units or Performance Share Units shall be reflected in an Award Agreement. No shares of Common Stock shall be issued at the time a Restricted Share Unit or Performance Share Unit is granted, and the Company will not be required to set aside funds for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Share Units or Performance Share Units granted hereunder. The Committee may also grant Restricted Share Units with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an Award Agreement (“Deferred Stock Units”). At the discretion of the Committee, each Restricted Share Unit or Performance Share Unit or Deferred Stock Unit (representing one share of Common Stock) may be credited with an amount equal to the cash and stock dividends paid by the Company in respect of one share of Common Stock (“Dividend Equivalents”).

(c)Restrictions

(i)Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the stock certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are forfeited, the stock certificates shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect to such shares shall terminate without further obligation on the part of the Company.

(ii)Restricted Share Units, Performance Share Units, and Deferred Stock Units awarded to any Participant shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Share Units, Performance Share Units or Deferred Stock Units are forfeited, all rights of the Participant to such Restricted Share Units, Performance Share Units, or Deferred Stock Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(iii)The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock, Restricted Share Units, Performance Share Units, and Deferred Stock Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Stock, Restricted Share Units, Performance Share Units or Deferred Stock Units are granted, such action is appropriate.

(d)Restricted Period

With respect to Restricted Awards, the Restricted Period shall commence on the Grant Date and end at the time or times set forth on a schedule established by the Committee in the applicable Award Agreement. No Restricted Award may be granted or settled for a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting in the terms of any Award Agreement upon the occurrence of a specified event.

(e)Delivery of Restricted Stock and Settlement

Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the stock certificate evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share). Upon the expiration of the Restricted Period with respect to any outstanding Restricted Share Units or Performance Share Units, or at the expiration of the deferral period with respect to any outstanding Deferred Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one share of Common Stock for each such outstanding vested Restricted Share Unit, Performance Share Unit, or Deferred Stock Unit (“Vested Unit”); provided, however, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock for Vested Units. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed in the case of Restricted Share Units or Performance Share Units, or the delivery date in the case of Deferred Stock Units, with respect to each Vested Unit.

(f)Stock Restrictions

Each certificate representing Restricted Stock awarded under the Plan shall bear a legend in such form as the Company deems appropriate.

7.Securities Law Compliance. Each Award Agreement shall provide that no shares of Common Stock shall be purchased or sold thereunder unless and until (a) any then applicable requirements of state or federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Awards unless and until such authority is obtained.

8.Use of Proceeds from Stock. Proceeds from the sale of Common Stock pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

9.Miscellaneous.

9.1Acceleration of Exercisability and Vesting. The Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

9.2Stockholder Rights. Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Common Stock certificate is issued, except as provided in Section 10 hereof.

9.3No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without Cause or (b) the service of a Director pursuant to the By-laws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

9.4Transfer; Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

9.5Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under an Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Award, provided, however, that no shares of Common Stock shall be withheld having a Fair Market Value exceeding the maximum statutory federal, state and local tax rates that could apply to the Award in the jurisdictions applicable to the Participant on the date that the taxes are required to be withheld, or such other limitation as may be required by then applicable accounting rules and regulations to maintain favorable equity accounting treatment for the Award; or (c) delivering to the Company previously owned and unencumbered shares of Common Stock of the Company.

10.Adjustments Upon Changes in Stock. In the event of changes in the outstanding Common Stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under the Plan and any Award Agreements, the Option Exercises Price and the maximum number of shares of Common Stock subject to all Awards stated in Section 3 will be equitably adjusted or substituted, as to the number, price or kind of a share of Common Stock or other consideration subject to such Awards to the extent necessary to preserve the economic intent of such Award. In the case of adjustments made pursuant to this Section 10, unless the Committee specifically determines that such adjustment is in the best interests of the Company or an Affiliate, the Committee shall, in the case of Incentive Stock Options, ensure that any adjustments under this Section 10 will not constitute a modification, extension or renewal of the Incentive Stock Options within the meaning of Section 424(h)(3) of the Code and in the case of Non-qualified Stock Options, ensure that any adjustments under this Section 11 will not constitute a modification of such Non-qualified Stock Options within the meaning of Section 409A of the Code. Any adjustments made under this Section 10 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act.

11.Effect of Change in Control.

11.1Unless otherwise determined by the Committee and evidenced in an Award Agreement, in the event that a Change in Control occurs, then upon the consummation of such Change in Control, the Committee, in its sole and absolute discretion, may with respect to Awards then outstanding:

(a)provide that Awards, whether or not then vested, shall be continued, be assumed, or have new rights substituted therefor, as determined by the Committee in a manner consistent with the requirements of Section 409A of the Code, and restrictions to which Awards granted prior to the Change in Control are subject shall not lapse upon a Change in Control and the Award shall, where appropriate in the sole discretion of the Committee, receive the same distribution as other Shares on such terms as determined by the Committee; provided that the Committee may decide to award additional Awards in lieu of any cash distribution. Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Option shall comply with the requirements of Treasury Regulation Section 1.424-1 (and any amendment thereto);

(b)provide that any unvested or unexercisable portion of any Award carrying a right to exercise become fully vested and exercisable;

(c)cause the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an Award granted under the Plan to lapse and such Awards shall be deemed fully vested and any performance conditions imposed with respect to such Awards shall be deemed to be fully achieved at target performance levels; and/or

(d)provide for the purchase of any Awards by the Company for an amount of cash equal to the excess (if any) of the highest price per Share paid in such Change in Control (the “Change in Control Price”), over the aggregate exercise price of such Awards; provided, however, that if the Option Exercise Price exceeds the Change in Control Price, such Award may be cancelled for no consideration.

If the Committee determines in its discretion pursuant to Section 5.1(g) hereof to accelerate the vesting of Options in connection with a Change in Control, the Committee shall also have discretion in connection with such action to provide that all Options outstanding immediately prior to such Change in Control shall expire on the effective date of such Change in Control.

12.Amendment of the Plan and Awards.

12.1Amendment of Plan. The Board at any time, and from time to time, may amend or terminate the Plan. However, except as provided in Section 10 relating to adjustments upon changes in Common Stock, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy any Applicable Laws. At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on stockholder approval.

12.2Stockholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval.

12.3Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees, Consultants and Directors with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

12.4No Impairment of Rights. Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

12.5Amendment of Awards. The Committee at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Committee may not affect any amendment which would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

13.General Provisions.

13.1Forfeiture Events. The Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant’s Continuous Service for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or any Affiliate.

13.2Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.3Sub Plans. The Committee may from time to time establish sub-plans under the Plan for purposes of satisfying securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.

13.4Unfunded Plan. The Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

13.5Delivery. Upon exercise of a right granted under this Plan, the Company shall issue Common Stock or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of this Plan, 30 days shall be considered a reasonable period of time.

13.6No Fractional Shares. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional shares of Common Stock or whether any fractional shares should be rounded, forfeited or otherwise eliminated.

13.7Other Provisions. The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of Awards, as the Committee may deem advisable.

13.8Section 409A. The Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant’s termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

13.9Disqualifying Dispositions. Any Participant who shall make a “disposition” (as defined in Section 424 of the Code) of all or any portion of shares of Common Stock acquired upon exercise of an Incentive Stock Option within two years from the Grant Date of such Incentive Stock Option or within one year after the issuance of the shares of Common Stock acquired upon exercise of such Incentive Stock Option (a “Disqualifying Disposition”) shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such shares of Common Stock.

13.10Section 16. It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 13.10, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

13.11Expenses. The costs of administering the Plan shall be paid by the Company.

13.12Severability. If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

13.13Plan Headings. The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

13.14Non-Uniform Treatment. The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

14.Effective Date and Termination of Plan. The Plan was adopted by the Board on [•], 2022 (the “Effective Date”), subject to approval by the Company’s stockholders as set forth below. Unless earlier terminated by the Board, this Plan shall terminate at the close of business on [•]1, 2032. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Committee with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

Notwithstanding any provisions herein to the contrary, until such time that the Plan has been approved by the holders of not less than a majority of each class of outstanding capital stock of the Company entitled to vote thereon, the Company (i) may not grant any shares of stock to any Person pursuant to the Plan; and (ii) any options granted by the Company to any Person pursuant to the Plan may not be exercised prior to the Company obtaining the requisite stockholder approval. If the Company does not obtain the requisite stockholder approval within one year from the Effective Date, the Plan shall be immediately unwound and any outstanding options granted hereunder prior to obtaining the requisite stockholder approval shall be immediately cancelled.

15.Termination or Suspension of the Plan. No Award shall be granted pursuant to the Plan after the termination of the Plan in accordance with Section 14, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 12.1 or 14 hereof. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

16.Choice of Law. The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state’s conflict of law rules.

1 Note: To reflect the day before the 10th anniversary of the Board action.

17.Definitions.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company as of any date of determination, which currently includes VSee and iDoc.

“Applicable Laws” means the requirements related to or implicated by the administration of the Plan under applicable state corporate law, United States federal and state securities laws, the Code, any stock exchange or quotation system on which the shares of Common Stock are listed or quoted, and the applicable laws of any foreign country or jurisdiction where Awards are granted under the Plan.

“Award” means any right granted under the Plan, including an Incentive Stock Option, a Non- qualified Stock Option, a Restricted Stock Award, a Restricted Share Unit Award, or a Performance Share Unit Award.

“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

“Beneficial Owner” (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

“Board” means the Board of Directors of the Company, as constituted at any time.

“Change in Control” means the first occurrence of an event set forth in any one of the following paragraphs following the Effective Date:

(1)any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person which were acquired directly from the Company or any Affiliate thereof) representing greater than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (3) below; or

(2)the date on which the individuals who constitute the Board as of the beginning of any twelve (12) consecutive month period and any new director whose appointment to the Board or nomination for election to the Board by the Company’s stockholders was approved or recommended by a vote of a majority of the directors then still in office who either were directors at the beginning of such twelve (12) month period or whose appointment or nomination for election was previously so approved or recommended cease for any reason to constitute a majority of the number of directors serving on the Board; or

(3)there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary with any other corporation or other entity, other than (i) a merger or consolidation (A) which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, fifty percent (50%) or more of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation and (B) following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the Company, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger or consolidation is then a Subsidiary, the ultimate parent thereof, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities; or

(4)there is consummated the sale or disposition by the Company of all or substantially all of the Company’s assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the Company’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

Notwithstanding the foregoing, (i) a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions and (ii) to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Change in Control shall be deemed to have occurred under the Plan with respect to any Award that constitutes deferred compensation under Section 409A of the Code only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the Code. For purposes of this definition of Change in Control, the term “Person” shall not include (i) the Company or any Subsidiary thereof, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary thereof, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of shares of the Company.

“Code” means the Internal Revenue Code of 1986, as it may be amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

“Committee” means the compensation committee of the Board, the Board as a whole or a committee of one or more members of the Board appointed by the Board to administer the Plan in accordance with Section 2.4 and Section 2.5.

“Common Stock” means the voting common stock, $0.001 par value per share, of the Company.

“Company” means VSee Health, Inc., a Delaware corporation, and any successor thereto.

“Consultant” means any individual who performs bona fide services to the Company or an Affiliate, other than as an Employee or Director, and who may be offered securities registerable pursuant to a registration statement on Form S-8 under the Securities Act.

“Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Consultant or Director, is not interrupted or terminated. The Participant’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s Continuous Service; provided further that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from an Employee of the Company to a Director of an Affiliate will not constitute an interruption of Continuous Service.

“Deferred Stock Unit” means a Restricted Share Unit with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an Award Agreement, granted under Section 6 of the Plan.

“Director” means a member of the Board or of the board of directors of an Affiliate.

“Disability” means, unless the applicable Award Agreement says otherwise, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, for purposes of determining the term of an Incentive Stock Option pursuant to Section 5.1(i) hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Stock Option pursuant to Section 5.1(i) hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

“Disqualifying Disposition” has the meaning set forth in Section 13.9

“Effective Date” has the meaning set forth in Section 14.

“Employee” means any person, including an Officer or Director, employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive Incentive Stock Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, the value of the Common Stock as determined below. If the Common Stock is listed on any established stock exchange or a national market system, including without limitation, the New York Stock Exchange or the NASDAQ Stock Market, the Fair Market Value shall be the closing price of a share of Common Stock (or if no sales were reported the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination, as reported in the Wall Street Journal. In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Committee and such determination shall be conclusive and binding on all persons.

“Grant Date” means the date on which the Committee adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

“Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option within the meaning of Section 422 of the Code and that meets the requirements set out in the Plan and the Code.

“Non-Employee Director” means a Director of the Company who is a “non-employee director” within the meaning of Rule 16b-3.

“Non-qualified Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

“Option” means an Incentive Stock Option or a Non-qualified Stock Option granted pursuant to the Plan.

“Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

“Option Exercise Price” means the price at which a share of Common Stock may be purchased upon the exercise of an Option.

“Participant” means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

“Performance Share Unit” means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain performance requirements and restrictions (including, without limitation, a requirement that the Participant provide Continuous Service for a specified period of time) granted under Section 6 of the Plan.

“Permitted Transferee” means: (a) a member of the Optionholder’s immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the Optionholder’s household (other than a tenant, employee or other service provider), a trust in which these persons (or the Optionholder) have more than 50% of the beneficial interest, a foundation in which these persons (or the Optionholder) control the management of assets, and any other entity in which these persons (or the Optionholder) own more than 50% of the voting interests; (b) third parties designated by the Committee in connection with a program established and approved by the Committee pursuant to which Participants may receive a cash payment or other consideration in consideration for the transfer of a Non-qualified Stock Option; and (c) such other transferees as may be permitted by the Committee in its sole discretion.

“Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

“Plan” means this VSee Health, Inc.2022 Equity Incentive Plan, as amended, restated, modified, or otherwise supplemented from time to time.

“Restricted Period” has the meaning set forth in Section 6.

“Restricted Stock” means Common Stock, subject to certain specified restrictions (including, without limitation, a requirement that the Participant provide Continuous Service for a specified period of time) granted under Section 6 of the Plan.

“Restricted Share Unit” means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant provide Continuous Service for a specified period of time) granted under Section 6 of the Plan.

“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Stock for Stock Exchange” has the meaning set forth in Section 5.1(d).

“Subsidiary” means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than 50% of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person.

“Ten Percent Shareholder” means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any Affiliate.

“Total Share Reserve” has the meaning set forth in Section 3.1.

Annex E

DGCL SECTION 262 APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex F

Texas Business Organizations Code Section 10.351, et seq., regarding Dissenters’ Rights

§ 10.351. Applicability of Subchapter

(a) This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.

(b) This subchapter applies only to a “domestic entity subject to dissenters’ rights,” as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.

(c) The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter, subject to any modification to those rights as provided by the entity’s governing documents.

§ 10.352. Definitions

In this subchapter:

(1)“Dissenting owner” means an owner of an ownership interest in a domestic entity subject to dissenters’ rights who:

(A) provides notice under Section 10.356; and

(B) complies with the requirements for perfecting that owner’s right to dissent under this subchapter.

(2)“Responsible organization” means:

(A) the organization responsible for:

(i) the provision of notices under this subchapter; and

(ii) the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;

(B) with respect to a merger or conversion:

(i) for matters occurring before the merger or conversion, the organization that is merging or converting; and

(ii) for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner’s ownership interest in the merger or conversion;

(C) with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange;

(D) with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner; and

(E) with respect to an amendment to a domestic for-profit corporation’s certificate of formation described by Section 10.354(a)(1)(G), the corporation.

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§ 10.353. Form and Validity of Notice

(a) Notice required under this subchapter:

(1) must be in writing; and

(2) may be mailed, hand-delivered, or delivered by courier or electronic transmission.

(b) Failure to provide notice as required by this subchapter does not invalidate any action taken.

§ 10.354. Rights of Dissent and Appraisal

(a) Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters’ rights is entitled to:

(1) dissent from:

(A) a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;

(B) a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;

(C) a plan of exchange in which the ownership interest of the owner is to be acquired;

(D) a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion;

(E) a merger effected under Section 10.006 in which:

(i) the owner is entitled to vote on the merger; or

(ii) the ownership interest of the owner is converted or exchanged;

(F) a merger effected under Section 21.459(c) in which the shares of the shareholders are converted or exchanged; or

(G) if the owner owns shares that were entitled to vote on the amendment, an amendment to a domestic for-profit corporation’s certificate of formation to:

(i) add the provisions required by Section 3.007(e) to elect to be a public benefit corporation; or

(ii) delete the provisions required by Section 3.007(e), which in effect cancels the corporation’s election to be a public benefit corporation; and

(2) subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.

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(b) Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or non-code organization, or from a plan of exchange, if:

(1) the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner:

(A) in the case of a plan of merger, conversion, or exchange, other than a plan of merger pursuant to Section 21.459(c), is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate, are either:

(i) listed on a national securities exchange; or

(ii) held of record by at least 2,000 owners; or

(B) in the case of a plan of merger pursuant to Section 21.459(c), is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that, immediately before the date the board of directors of the corporation that issued the ownership interest held, directly or indirectly, by the owner approves the plan of merger, are either:

(i) listed on a national securities exchange; or

(ii) held of record by at least 2,000 owners;

(2) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

(3) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration other than:

(A) ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or non-code organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

(i) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or

(ii) held of record by at least 2,000 owners;

(B) cash instead of fractional ownership interests, or fractional depository receipts in respect of ownership interests, the owner would otherwise be entitled to receive; or

(C) any combination of the ownership interests, or fractional depository receipts in respect of ownership interests, and cash described by Paragraphs (A) and (B).

(c) Subsection (b) shall not apply to a domestic entity that is a subsidiary with respect to a merger under Section 10.006.

(d) Notwithstanding Subsection (a), an owner of an ownership interest in a domestic for-profit corporation subject to dissenters’ rights may not dissent from an amendment to the corporation’s certificate of formation described by Subsection (a)(1)(G) if the shares held by the owner are part of a class or series of shares, on the record date set for purposes of determining which owners are entitled to vote on the amendment:

(1) listed on a national securities exchange; or

(2) held of record by at least 2,000 owners.

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§ 10.355. Notice of Right of Dissent and Appraisal

(a) A domestic entity subject to dissenters’ rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 shall notify each affected owner of the owner’s rights under that section if:

(1) the action or proposed action is submitted to a vote of the owners at a meeting; or

(2) approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.

(b) If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters’ rights, the responsible organization shall notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.

(b-1) If a corporation effects a merger under Section 21.459(c), the responsible organization shall notify the shareholders of that corporation who have a right to dissent to the plan of merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. Notice required under this subsection that is given to shareholders before the effective date of the merger may, but is not required to, contain a statement of the merger’s effective date. If the notice is not given to the shareholders until on or after the effective date of the merger, the notice must contain a statement of the merger’s effective date.

(c) A notice required to be provided under Subsection (a), (b), or (b-1) must:

(1) be accompanied by a copy of this subchapter; and

(2) advise the owner of the location of the responsible organization’s principal executive offices to which a notice required under Section 10.356(b)(1) or a demand under Section 10.356(b)(3), or both, may be provided.

(d) In addition to the requirements prescribed by Subsection (c), a notice required to be provided:

(1)under Subsection (a)(1) must accompany the notice of the meeting to consider the action;

(2)under Subsection (a)(2) must be provided to:

(A) each owner who consents in writing to the action before the owner delivers the written consent; and

(B) each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect; and

(3)under Subsection (b-1) must be provided:

(A) if given before the consummation of the offer described by Section 21.459(c)(2), to each shareholder to whom that offer is made; or

(B) if given after the consummation of the offer described by Section 21.459(c)(2), to each shareholder who did not tender the shareholder’s shares in that offer.

(e) Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization shall give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(1).

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(f) If the notice given under Subsection (b-1) did not include a statement of the effective date of the merger, the responsible organization shall, not later than the 10th day after the effective date, give a second notice to the shareholders notifying them of the merger’s effective date. If the second notice is given after the later of the date on which the offer described by Section 21.459(c)(2) is consummated or the 20th day after the date notice under Subsection (b-1) is given, then the second notice is required to be given to only those shareholders who have made a demand under Section 10.356(b)(3).

§ 10.356. Procedure for Dissent by Owners as to Actions; Perfection of Right of Dissent and Appraisal

(a) An owner of an ownership interest of a domestic entity subject to dissenters’ rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner’s right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.

(b) To perfect the owner’s rights of dissent and appraisal under Section 10.354, an owner:

(1) if the proposed action is to be submitted to a vote of the owners at a meeting, must give to the domestic entity a written notice of objection to the action that:

(A) is addressed to the entity’s president and secretary;

(B) states that the owner’s right to dissent will be exercised if the action takes effect;

(C) provides an address to which notice of effectiveness of the action should be delivered or mailed; and

(D) is delivered to the entity’s principal executive offices before the meeting;

(2)with respect to the ownership interest for which the rights of dissent and appraisal are sought:

(A) must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and

(B) may not consent to the action if the action is approved by written consent; and

(3)must give to the responsible organization a demand in writing that:

(A)  is addressed to the president and secretary of the responsible organization;

(B)  demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

(C)  provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;

(D)  states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and

(E)  is delivered to the responsible organization at its principal executive offices at the following time:

(i) not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(e) that the action has taken effect, if the action was approved by a vote of the owners at a meeting;

(ii) not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(d)(2) that the action has taken effect, if the action was approved by the written consent of the owners;

(iii) not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006; or

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(iv) not later than the 20th day after the date the responsible organization gives to the shareholder the notice required by Section 10.355(b-1) or the date of the consummation of the offer described by Section 21.459(c)(2), whichever is later, if the action is a merger effected under Section 21.459(c).

(c) An owner who does not make a demand within the period required by Subsection (b)(3)(E) or, if Subsection (b)(1) is applicable, does not give the notice of objection before the meeting of the owners is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.

(d) Not later than the 20th day after the date an owner makes a demand under Subsection (b)(3), the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner’s failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner’s rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.

(e) If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner’s right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.

§ 10.357. Withdrawal of Demand for Fair Value of Ownership Interest

(a) An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:

(1) payment for the ownership interest has been made under Sections 10.358 and 10.361; or

(2) a petition has been filed under Section 10.361.

(b) Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).

§ 10.358. Response by Organization to Notice of Dissent and Demand for Fair Value by Dissenting Owner

(a) Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356(b)(3), the responsible organization shall respond to the dissenting owner in writing by:

(1) accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or

(2) rejecting the demand and including in the response the requirements prescribed by Subsection (c).

(b) If the responsible organization accepts the amount claimed in the demand, the responsible organization shall pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:

(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2) signed assignments of the ownership interests if the ownership interests are uncertificated.

(c) If the responsible organization rejects the amount claimed in the demand, the responsible organization shall provide to the owner:

(1) an estimate by the responsible organization of the fair value of the ownership interests; and

(2) an offer to pay the amount of the estimate provided under Subdivision (1).

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(d) If the dissenting owner decides to accept the offer made by the responsible organization under Subsection (c)(2), the owner must provide to the responsible organization notice of the acceptance of the offer not later than the 90th day after the date the action that is the subject of the demand took effect.

(e) If, not later than the 90th day after the date the action that is the subject of the demand took effect, a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization shall pay the agreed amount not later than the 120th day after the date the action that is the subject of the demand took effect, if the dissenting owner delivers to the responsible organization:

(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2) signed assignments of the ownership interests if the ownership interests are uncertificated.

§ 10.359. Record of Demand for Fair Value of Ownership Interest

(a) A responsible organization shall note in the organization’s ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.

(b) If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:

(1) a reference to the demand; and

(2) the name of the original dissenting owner of the ownership interest.

§ 10.360. Rights of Transferee of Certain Ownership Interest

A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.

§ 10.361. Proceeding to Determine Fair Value of Ownership Interest and Owners Entitled to Payment; Appointment of Appraisers

(a) If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner’s ownership interests in a court in:

(1) the county in which the organization’s principal office is located in this state; or

(2) the county in which the organization’s registered office is located in this state, if the organization does not have a business office in this state.

(b) A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

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(c) On the filing of a petition by an owner under Subsection (a), service of a copy of the petition shall be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization shall file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

(d) The clerk of the court in which a petition is filed under this section shall provide by registered mail notice of the time and place set for the hearing to:

(1) the responsible organization; and

(2) each owner named on the list described by Subsection (c) at the address shown for the owner on the list.

(e) The court shall:

(1) determine which owners have:

(A) perfected their rights by complying with this subchapter; and

(B) become subsequently entitled to receive payment for the fair value of their ownership interests; and

(2) appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).

(f) The court shall approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.

(g) The beneficial owner of an ownership interest subject to dissenters’ rights held in a voting trust or by a nominee on the beneficial owner’s behalf may file a petition described by Subsection (a) if no agreement between the dissenting owner of the ownership interest and the responsible organization has been reached within the period prescribed by Section 10.358(d). When the beneficial owner files a petition described by Subsection (a):

(1) the beneficial owner shall at that time be considered, for purposes of this subchapter, the owner, the dissenting owner, and the holder of the ownership interest subject to the petition; and

(2) the dissenting owner who demanded payment under Section 10.356 has no further rights regarding the ownership interest subject to the petition.

§ 10.362. Computation and Determination of Fair Value of Ownership Interest

(a) For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters’ rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.

(b) In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the domestic entity as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. If the domestic entity has different classes or series of ownership interests, the relative rights and preferences of and limitations placed on the class or series of ownership interests, other than relative voting rights, held by the dissenting owner must be taken into account in the computation of value.

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(c) The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

§ 10.363. Powers and Duties of Appraiser; Appraisal Procedures

(a) An appraiser appointed under Section 10.361 has the power and authority that:

(1) is granted by the court in the order appointing the appraiser; and

(2) may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

(b) The appraiser shall:

(1) determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and

(2) file with the court a report of that determination.

(c) The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).

(d) The clerk of the court appointing the appraiser shall provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.

§ 10.364. Objection to Appraisal; Hearing

(a) A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).

(b) If an objection to a report is raised under Subsection (a), the court shall hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court shall require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.

(c) Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.

(d) The responsible organization shall:

(1) immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and

(2) pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.

(e) On payment of the judgment, the dissenting owner does not have an interest in the:

(1) ownership interest for which the payment is made; or

(2) responsible organization with respect to that ownership interest.

§ 10.365. Court Costs; Compensation for Appraiser

(a) An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.

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(b) All court costs shall be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.

§ 10.366. Status of Ownership Interest Held or Formerly Held by Dissenting Owner

(a) An ownership interest of an organization acquired by a responsible organization under this subchapter:

(1) in the case of a merger, conversion, or interest exchange, shall be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

(2) in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.

(b) An owner who has demanded payment for the owner’s ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of an owner with respect to the ownership interest except the right to:

(1) receive payment for the ownership interest under this subchapter; and

(2) bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.

(c) An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.

§ 10.367. Rights of Owners Following Termination of Right of Dissent

(a) The rights of a dissenting owner terminate if:

(1) the owner withdraws the demand under Section 10.356;

(2) the owner’s right of dissent is terminated under Section 10.356;

(3) a petition is not filed within the period required by Section 10.361; or

(4) after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.

(b) On termination of the right of dissent under this section:

(1) the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;

(2) the owner’s right to be paid the fair value of the owner’s ownership interests ceases;

(3) the owner’s status as an owner of those ownership interests is restored, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent action;

(4) the dissenting owner is entitled to receive the same cash, property, rights, and other consideration received by owners of the same class and series of ownership interests held by the owner, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were canceled, converted, or exchanged as a result of the action or a subsequent action;

(5) any action of the domestic entity taken after the date of the demand for payment by the owner under Section 10.356 will not be considered ineffective or invalid because of the restoration of the owner’s ownership interests or the other rights or entitlements of the owner under this subsection; and

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(6) the dissenting owner is entitled to receive dividends or other distributions made after the date of the owner’s payment demand under Section 10.356, to owners of the same class and series of ownership interests held by the owner as if the demand had not been made, subject to any change in or adjustment to the ownership interests because of an action taken by the domestic entity after the date of the demand.

§ 10.368. Exclusivity of Remedy of Dissent and Appraisal

In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of:

(1) the value of the ownership interest; or

(2) money damages to the owner with respect to the action.

F-11

Annex G

LETTERHEAD OF CASSEL SALPETER & CO., LLC

August 8, 2022

Digital Health Acquisition Corp.

980 N. Federal Highway, Suite 304

Boca Raton, FL 33432

Attention: Board of Directors

Members of the Board of Directors:

We understand that Digital Health Acquisition Corp. (“Parent”) intends to enter into an Amended and Restated Business Combination Agreement (the “Agreement”) by and among Parent, DHAC Merger Sub I, Inc. (“Merger Sub I”), DHAC Merger Sub II, Inc. (“Merger Sub II”), VSee Lab, Inc. (“VSee”) and iDoc Virtual Telehealth Solutions, Inc. (“iDoc”). We have been advised that pursuant to the Agreement, among other things (i) Merger Sub I will merge with VSee (the “VSee Merger”), (ii) VSee will survive the VSee Merger as a wholly owned subsidiary of Parent, (iii) the outstanding shares of common stock, par value $0.0001 per share (“VSee Common Stock”), of VSee (including shares of VSee Preferred Stock (defined below) that have been converted to shares of VSee Common Stock) will be converted into the right to receive, in the aggregate, (a) an amount (the “VSee Cash/Convertible Note Consideration”) in cash or, as applicable, convertible notes (the “Convertible Notes”) issued by Purchaser and (b) a number of shares of common stock, par value $0.0001 per share (“Parent Common Stock”), of Parent (the “VSee Stock Consideration” and, together with the VSee Cash/Convertible Note Consideration, the “VSee Aggregate Consideration”), subject to adjustment as provided by the Agreement (as to which adjustment we express no view or opinion), (iv) Merger Sub II will merge with iDoc (the “iDoc Merger” and, together with the VSee Merger, the “Mergers”), (v) iDoc will survive the iDoc Merger as a wholly owned subsidiary of Parent, and (vi) the outstanding shares of common stock, par value $1.00 per share (“iDoc Common Stock”), of iDoc will be converted into the right to receive, in the aggregate, (a) an amount (the “iDoc Cash/Convertible Note Consideration”) in cash or, as applicable, Convertible Notes and (b) a number of shares of Parent Common Stock (the “iDoc Stock Consideration” and, together with the iDoc Cash/Convertible Note Consideration, the “iDoc Aggregate Consideration” and the iDoc Aggregate Consideration, together with the VSee Aggregate Consideration, the “Aggregate Consideration”), subject to adjustment as provided by the Agreement (as to which adjustment we express no view or opinion). We also understand that (i) prior to the execution of the Agreement, the stockholders of This American Doc, Inc. (“TAD”), other than VSee, exchanged their shares of common stock of TAD for shares of VSee such that following the exchange, TAD was at least 90% owned by VSee, (ii) prior to the Mergers, VSee will effect a short form merger of TAD with and into VSee (the “This American Doc Merger”), (iii) concurrently with the execution of the Agreement, Parent will enter into subscription agreements with certain investors pursuant to which such investors will subscribe for and purchase immediately prior to the Mergers shares of Parent Common Stock (the “PIPE Financing”), and (iv) prior to the Mergers, all outstanding shares of Series A Preferred Stock and Series A-1 Preferred Stock, par value $0.0001 per share (collectively, the VSee Preferred Stock”), of VSee will be converted into shares of VSee Common Stock (the “VSee Preferred Stock Conversion”).

You have requested that Cassel Salpeter & Co., LLC render an opinion (this “Opinion”) to the Board of Directors of Parent (the “Board”) as to whether, as of the date of this Opinion, the Aggregate Consideration to be issued and paid by Parent in the Mergers, taken together, pursuant to the Agreement is fair, from a financial point of view, to Parent. For purposes of our analyses and this Opinion we have, at your direction, assumed that (i) each share of Parent Common Stock has a value equal to $10.00 per share (with such $10.00 value being based on Parent’s initial public offering and Parent’s approximate cash per outstanding share of Parent Common Stock (excluding the dilutive impact of outstanding shares of Parent Common Stock that were not issued in Parent’s initial public offering or any warrants to purchase Parent Common Stock)), (ii) the VSee Aggregate Stock Consideration, together with the iDoc Aggregate Stock Consideration, will consist of 8,800,000 shares of Parent Common Stock, (iii) the VSee Aggregate Cash/Convertible Note Consideration, together with the iDoc Aggregate Cash/Convertible Note Consideration, will be equal to $22,000,000, and (iii) the Aggregate Consideration will have a value equal to $110,000,000.

In arriving at this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

•	Reviewed a draft, dated July 27, 2022, of the Agreement.

•	Reviewed certain publicly available financial information and other data with respect to Parent, VSee and iDoc that we deemed relevant.
•

Reviewed certain other information and data with respect to Parent, VSee and iDoc made available to us by Parent, VSee and iDoc, including projections of revenue for the years ending December 31, 2022 and 2023 with respect to VSee and iDoc on a combined basis, pro forma for the Mergers, prepared by the managements of VSee and iDoc (the “VSee/iDoc 2022 and 2023 Revenue Projections”), and other internal financial information furnished to us by or on behalf of Parent, VSee and iDoc.

•	Considered and compared the financial and operating performance of VSee and iDoc with that of companies with publicly traded equity securities that we deemed relevant.
•	Considered the publicly available financial terms of certain transactions that we deemed relevant.
•	Discussed the business, operations, and prospects of VSee, iDoc and the proposed Mergers with Parent’s, VSee’s and iDoc’s managements and certain of Parent’s, VSee’s and iDoc’s representatives.
•	Conducted such other analyses and inquiries, and considered such other information and factors, as we deemed appropriate.

This Opinion only addresses whether, as of the date hereof, the Aggregate Consideration to be issued and paid by Parent in the Mergers, taken together, pursuant to the Agreement is fair, from a financial point of view, to Parent. It does not address any other terms, aspects, or implications of the Mergers, the Agreement or any related or other transaction or agreement, including, without limitation, (i) the Business Combination Agreement, dated as of June 15, 2022, (the “Original Agreement”) by and among Parent, Merger Sub I, Merger Sub II, VSee and iDoc (ii) other than assuming the consummation thereof, the This American Doc Merger, the PIPE Financing or the VSee Preferred Stock Conversion, (iii) the Sponsor Letter Agreement, the Registration Rights Agreement, the Lock-up Agreements and the Transaction Support Agreements entered into or to be entered into in connection with, or as described in, the Original Agreement and the Agreement, (iv) any term or aspect of the Mergers that is not susceptible to financial analysis, (v) the fairness of the Mergers, or all or any portion of the Aggregate Consideration, to any security holders of Parent, VSee, iDoc or any other person or any creditors or other constituencies of Parent, VSee, iDoc or any other person, (vi) the appropriate capital structure of Parent or whether Parent should be issuing debt or equity securities or a combination of both in the Mergers, (vii) any capital raising or financing transaction contemplated by Parent, VSee or iDoc, including, without limitation, the PIPE Financing, (viii) the fairness of the Aggregate VSee Consideration relative to the fairness of Aggregate iDoc Consideration or vice versa, the allocation of the Aggregate Consideration between the Aggregate VSee Consideration and the Aggregate iDoc Consideration, or the allocation of the Aggregate Consideration between cash and shares of Parent Common Stock, nor (ix) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Mergers, or any class of such persons, relative to the Aggregate Consideration in the Mergers or otherwise. We are not expressing any view or opinion as to what the value of shares of Parent Common Stock or any other security of Parent actually will be when issued in the Mergers or the prices at which Parent Common Stock, VSee Preferred Stock, VSee Common Stock, iDoc Common Stock or any other security of Parent, VSee or iDoc may trade, be purchased or sold at any time.

This Opinion does not address the relative merits of the Mergers as compared to any alternative transaction or business strategy that might exist for Parent, or the merits of the underlying decision by the Board or Parent to engage in or consummate the Mergers. The financial and other terms of the Mergers were determined pursuant to negotiations between the parties to the Agreement and were not determined by or pursuant to any recommendation from us. In addition, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction involving Parent.

In arriving at this Opinion, we have, with your consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us or available from public sources, and we have further relied upon the assurances of Parent’s, VSee’s and iDoc’s managements that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. We also have relied upon, without independent verification, the assessments of the managements of Parent, VSee and iDoc as to VSee’s and iDoc’s existing and future technology, products and services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, the development and marketing of such technology, products and services; and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and we have assumed, at your direction, that there will be no developments with respect to any such matters that would adversely affect our analyses or this Opinion. We are not legal, tax, accounting, environmental, regulatory, technology or science advisors, and we do not express any views or opinions as to any legal, tax, accounting, environmental, regulatory, technology or science matters relating to Parent, VSee, iDoc, the Mergers, or otherwise. We understand and have assumed that the Board has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, technology, science and other professionals, that such advice is sound and reasonable and that the Board and Parent has acted or will act in accordance therewith.

We have assumed, at your direction, that the VSee/iDoc 2022 and 2023 Revenue Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of VSee and iDoc with respect to the future financial performance of VSee and iDoc on a combined basis, pro forma for the Mergers, and we have assumed, at your direction, that the VSee/iDoc 2022 and 2023 Revenue Projections provide a reasonable basis upon which to analyze and evaluate VSee, iDoc and the Mergers and form an opinion. At your direction, we have used and relied upon the VSee/iDoc 2022 and 2023 Revenue Projections for purposes of our analyses and this Opinion. We express no view or opinion with respect to the VSee/iDoc 2022 and 2023 Revenue Projections or the assumptions on which they are based. In reaching our conclusions hereunder, we did not perform a discounted cash flow analysis of either VSee or iDoc, because as you have advised us and we have assumed, forecasts with respect to the future financial performance of VSee or iDoc reflecting the best currently available estimates and judgments of the managements of VSee, iDoc or Parent were not available for the period beyond December 31, 2023 or for any period with sufficient detail to conduct a discounted cash flow analysis. We have not evaluated the solvency or creditworthiness of Parent, VSee, iDoc or any other party to the Mergers, the fair value of Parent, VSee, iDoc or any of their respective assets or liabilities, or whether Parent, VSee, iDoc or any other party to the Mergers is paying or receiving reasonably equivalent value in the Mergers under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor have we evaluated, in any way, the ability of Parent, VSee, iDoc or any other party to the Mergers to pay its obligations when they come due. We have not physically inspected Parent’s, VSee’s or iDoc’s properties or facilities and have not made or obtained any evaluations or appraisals of Parent’s, VSee’s or iDoc’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). We have not attempted to confirm whether Parent, VSee or iDoc have good title to their respective assets. Our role in reviewing any information was limited solely to performing such reviews as we deemed necessary to support our own advice and analysis and was not on behalf of the Board, Parent, or any other party.

We have assumed, with your consent, that the Mergers will be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Mergers, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on Parent, VSee, iDoc or the Mergers. We also have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft we have reviewed and that the Mergers will be consummated on the terms set forth in the Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof that would be material to our analyses or this Opinion. We have also assumed that the representations and warranties of the parties to the Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Agreement. We offer no opinion as to the contractual terms of the Agreement or the likelihood that the conditions to the consummation of the Mergers set forth in the Agreement will be satisfied. You have also advised us, and we have assumed, that for U.S. federal tax income purposes the VSee Merger and the iDoc Merger shall each qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with respect to the Mergers, the securities, assets, businesses or operations of Parent, VSee, iDoc or any other party, or any alternatives to the Mergers, (b) negotiate the terms of the Mergers, or (c) advise the Board, Parent or any other party with respect to alternatives to the Mergers. Our analyses and this Opinion are necessarily based upon market, economic, and other conditions as they exist on, and could be evaluated as of, the date hereof. Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed to the Board for the use and benefit of the members of the Board (in their capacities as such) in connection with the Board’s evaluation of the Mergers. This Opinion is not intended to and does not constitute advice or a recommendation to any of Parent’s stockholders or any other security holders as to how such holder should vote or act with respect to any matter relating to the Mergers or otherwise, including, without limitation, whether any such stockholder should redeem their shares or whether any party should participate in the PIPE Financing.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the completion of the Mergers. In addition, Parent has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities that may arise out of our engagement or the rendering of this Opinion. In accordance with our policies and procedures, a fairness committee was not required to, and did not, approve the issuance of this Opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this Opinion, the Aggregate Consideration to be issued and paid by Parent in the Mergers, taken together, pursuant to the Agreement is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ Cassel Salpeter & Co., LLC

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (referred to as the “DGCL”) empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

DHAC’s Certificate of Incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and DHAC’s bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the business combination, DHAC will enter into indemnification agreements with each of our directors and officers. These agreements will require DHAC to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to DHAC, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. DHAC also intends to enter into indemnification agreements with its future directors.

Item 21. Exhibits and Financial Statements Schedules

Exhibit No.	Description

2.1

Second Amended and Restated Business Combination Agreement, dated as of October 6, 2022, by and among Digital Health Acquisition Corp., DHAC Merger Sub I, Inc., DHAC Merger Sub II, Inc., VSee Lab, Inc., and iDoc Virtual Telehealth Solutions, Inc. (included as Annex A to the proxy statement/prospectus/consent solicitation).

2.2

First Amendment to the Second Amended and Restated Business Combination Agreement, dated as of November 3, 2022, by and among Digital Health Acquisition Corp., DHAC Merger Sub I, Inc., DHAC Merger Sub II, Inc., VSee Lab, Inc., and iDoc Virtual Telehealth Solutions, Inc. (included as Annex A to the proxy statement/prospectus/consent solicitation).

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 filed with the Form 8-K filed by the Registrant on November 8, 2021).
3.2	Certificate of Amendment (incorporated by reference to Exhibit 3.1 filed with the Form 8-K filed by the Registrant on October 26, 2022).
3.3	Form of Second Amended and Restated Certificate of Incorporation of DHAC (included as Annex B-1 to the proxy statement/prospectus/consent solicitation).
3.4	Form of Series A Preferred Certificate of Designation (included as Annex B-2 to the proxy statement/prospectus/consent solicitation).
3.5	Form of Series B Preferred Certificate of Designation (included as Annex B-3 to the proxy statement/prospectus/consent solicitation).
3.6	By Laws (incorporated by reference to Exhibit 3.3 filed with the Form S-1/A filed by the Registrant on October 28, 2021).
3.7	Form of Amended and Restated Bylaws of Digital Health Acquisition Corp. (included as Annex C to this proxy statement/prospectus/consent solicitation).
4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 filed with the Form S-1/A filed by the Registrant on October 28, 2021).
4.2	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 filed with the Form S-1/A filed by the Registrant on October 28, 2021).
4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 filed with the Form S-1/A filed by the Registrant on October 28, 2021).
4.4

Warrant Agreement, dated November 3, 2021, by and between the Company and Continental Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 filed with the Form 8-K filed by the Registrant on November 8, 2021).

5.1*	Opinion of Manatt, Phelps, and Phillips LLP

8.1	Tax Opinion of Manatt, Phelps, and Phillips LLP

10.1

Unit Subscription Agreement, dated November 3, 2021, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.4 filed with the Form 8-K filed by the Registrant on November 8, 2021).

10.2	Form of Promissory Note (incorporated by reference to Exhibit 10.3 filed with the Form S-1/A filed by the Registrant on October 28, 2021).
10.3

Letter Agreement, dated November 3, 2021, by and among the Company, its officers, directors, and advisors, the Company’s sponsor, Digital Health Sponsor LLC (the “Sponsor”), and A.G.P./Alliance Global Partners, (incorporated by reference to Exhibit 10.1 filed with the Form 8-K filed by the Registrant on November 8, 2021).

10.5

Investment Management Trust Agreement, dated November 3, 2021, by and between the Company and Continental Stock Transfer & Trust Company, LLC as trustee (incorporated by reference to Exhibit 10.2 filed with the Form 8-K filed by the Registrant on November 8, 2021).

10.6	Amendment to Investment Management Trust Agreement, dated October 26, 2022 (incorporated by reference to Exhibit 10.1 filed with the Form 8-K filed by the Registrant on October 26, 2022).
10.7

Stock Escrow Agreement, dated November 3, 2021, by and between the Company, Continental Stock Transfer & Trust Company, LLC, and certain security holders (incorporated by reference to Exhibit 10.5 filed with the Form 8-K filed by the Registrant on November 8, 2021).

10.8

Registration Rights Agreement, dated November 3, 2021, by and among the Company and certain security holders, a copy of which is attached as Exhibit 10.3 hereto and incorporated herein by reference (incorporated by reference to Exhibit 10.3 filed with the Form 8-K filed by the Registrant on November 8, 2021).

Exhibit No.	Description

10.9

Administrative Support Agreement, dated November 3, 2021, by and between the Company and Digital Health Sponsor LLC (incorporated by reference to Exhibit 10.7 filed with the Form 8-K filed by the Registrant on November 8, 2021).

10.10

Indemnification Agreements, dated November 3, 2021, by and between the Company and each of the officers and directors of the Company (incorporated by reference to Exhibit 10.6 filed with the Form 8-K filed by the Registrant on November 8, 2021).

10.11+†	Form of 2022 VSee Health, Inc. Incentive Plan (included as Annex D to this proxy statement/prospectus/consent solicitation).
10.12

Second Amended and Restated Transaction Support Agreement dated October 6, 2022 by and among Digital Health Acquisition Corp., VSee Lab, Inc., iDoc Virtual Telehealth Solutions, Inc. and certain stockholders of VSee and iDoc. (incorporated by reference to Exhibit 10.5 filed with the Form 8-K filed by the Registrant on October 7, 2022).

10.13

Transaction Support Agreement dated June 15, 2022 by and among Digital Health Acquisition Corp., Milton Chen, Dr. Imoigele Aisiku and certain stockholders of VSee Lab, Inc., and iDoc Virtual Telehealth Solutions, Inc. (incorporated by reference to Exhibit 10.1 filed with the Form 8-K filed by the Registrant on June 16, 2022).

10.14

Amended and Restated Transaction Support Agreement dated as of August 9, 2022, by and among Digital Health Acquisition Corp., Milton Chen, Imoigele Aisiku, and certain stockholders of VSee Lab, Inc., and iDoc Virtual Telehealth Solutions, Inc. (incorporated by reference to Exhibit 10.9 filed with the Form 8-K filed by the Registrant on August 11, 2022).

10.15

Second Amended and Restated Transaction Support Agreement, dated as of October 6, 2022, by and among Digital Health Acquisition Corp., Milton Chen, Imoigele Aisiku, and certain stockholders of VSee Lab, Inc., and iDoc Virtual Telehealth Solutions, Inc. (incorporated by reference to Exhibit 10.5 filed with the Form 8-K filed by the Registrant on October 7, 2022)

10.16

Support Agreement dated June 15, 2022 by and among Digital Health Sponsor LLC, certain other stockholders of Digital Health Acquisition Corp., Digital Health Acquisition Corp., VSee Lab, Inc., and iDoc Virtual Telehealth Solutions, Inc. (incorporated by reference to Exhibit 10.2 filed with the Form 8-K filed by the Registrant on June 16, 2022).

10.17**

Leak-Out Agreement dated August 9, 2022 by and among Digital Health Acquisition Corp., and certain stockholders named therein (incorporated by reference to Exhibit 10.10 filed with the Form 8-K filed by the Registrant on August 11, 2022).

10.18**

First Amendment to Leak-Out Agreement dated October 6, 2022 by and among Digital Health Acquisition Corp., and certain stockholders named therein (incorporated by reference to Exhibit 10.6 filed with the Form 8-K filed by the Registrant on October 7, 2022).

10.19*	Form of Escrow Agreement by and among Digital Health Acquisition Corp., and each of VSee Lab, Inc. and iDoc Virtual Telehealth Solutions, Inc, and Continental Stock Transfer & Trust Company, LLC.
10.20

Second Amended and Restated Securities Purchase Agreement dated October 6, 2022 by and among Digital Health Acquisition Corp., and certain PIPE investors named therein (incorporated by reference to Exhibit 10.1 filed with the Form 8-K filed by the Registrant on October 7, 2022).

10.21	Form of Warrant in favor certain PIPE investors. (incorporated by reference to Exhibit 10.2 filed with the Form 8-K filed by the Registrant on October 7, 2022).
10.22

Form of Registration Rights Agreement by and among Digital Health Acquisition Corp. and certain PIPE investors (incorporated by reference to Exhibit 10.3 filed with the Form 8-K filed by the Registrant on October 7, 2022).

10.23

Form of Lock-Up Agreement for certain securityholders of VSee Lab, Inc. iDoc Virtual Telehealth Solutions, Inc. in connection with PIPE investment (incorporated by reference to Exhibit 10.7 filed with the Form 8-K filed by the Registrant on August 11, 2022)

10.24

Securities Purchase Agreement dated October 5, 2022 by and among Digital Health Acquisition Corp., VSee Lab, Inc. and iDoc Virtual Telehealth Solutions, Inc., and the Bridge investor named therein (incorporated by reference to Exhibit 10.7 filed with the Form 8-K filed by the Registrant on October 7, 2022).

10.25	Promissory Note dated October 5, 2022 issued to the investor named therein (incorporated by reference to Exhibit 10.8 filed with the Form 8-K filed by the Registrant on October 7, 2022).
10.26	Warrant dated October 5, 2022 in favor the investor named therein (incorporated by reference to Exhibit 10.9 filed with the Form 8-K filed by the Registrant on October 7, 2022).
10.27

Registration Rights Agreement dated October 5, 2022 by and among Digital Health Acquisition Corp. and the investor named therein (incorporated by reference to Exhibit 10.10 filed with the Form 8-K filed by the Registrant on October 7, 2022).

10.28

Lock-Up Agreement in connection with the bridge financing transaction dated October 5, 2022 with investor named therein (incorporated by reference to Exhibit 10.11 filed with the Form 8-K filed by the Registrant on October 7, 2022).

Exhibit No.	Description

10.29**	Security Agreement dated October 5, 2022 by and among Digital Health Acquisition Corp., VSee Lab, Inc. and iDoc Virtual Telehealth Solutions, Inc., and the investor named therein.
10.30**

Subsidiary Guaranty Agreement dated October 5, 2022 by and among Digital Health Acquisition Corp., VSee Lab, Inc., iDoc Virtual Telehealth Solutions, Inc., the subsidiaries named therein and the investor named therein.

10.31

Securities Purchase Agreement dated November 3, 2022 by and between Digital Health Acquisition Corp. and A.G.P/Alliance Global Partners (incorporated by reference to Exhibit 10.1 filed with the Form 8-K filed by the Registrant on November 3,2022).

10.32

Backstop Agreement dated January 18, 2023 by and between Digital Health Acquisition Corp., and Digital Health Sponsor LLC (incorporated by reference to Exhibit 10.1 filed with the Form 8-K filed by the Registrant on January 19, 2023).

23.1	Consent of WithumSmith+Brown, P.C., independent registered public accounting firm of DHAC.
23.2	Consent of Accell Audit & Compliance, PA, independent registered accounting firm for VSee Lab, Inc.
23.3	Consent of Accell Audit & Compliance, PA, independent registered accounting firm for iDoc Virtual Telehealth Solutions, Inc.
23.4*	Consent of Manatt, Phelps, and Phillips LLP (included in Exhibit 5.1)

23.5	Consent of Manatt, Phelps, and Phillips LLP (for tax opinion) (included in Exhibit 8.1)

24.1**	Power of Attorney (included on signature page to the initial filing of the Registration Statement)
99.1*	Form of Proxy Card for Special Meeting.

99.2**	Consent of Colin O’Sullivan as designee to the Combined Company’s board of directors.
99.3**	Consent of Imoigele Aisiku as designee to the Combined Company’s board of directors.
99.4**	Consent of Scott Metzger as designee to the Combined Company’s board of directors.
99.5**	Consent of Milton Chen as designee to the Combined Company’s board of directors.
99.6**	Consent of Kevin Lowdermilk as designee to the Combined Company’s board of directors
99.7**	Consent of Cassel Salpeter & Co, LLC

101.INS	XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File — the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

107**	SEC Filing Fee Table
*	To be filed by amendment.

**Previously filed.

+	Indicates management contract or compensatory plan or arrangement.
†	Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 22. Undertakings

a.	The undersigned registrant hereby undertakes:
i.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(2)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
ii.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
iii.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
iv.	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
v.	That, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

vi.	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable Form.
vii.	The undersigned registrant hereby undertakes as follows: that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
viii.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
b.	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
c.	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 19th day of January 2023.

DIGITAL HEALTH ACQUISITION CORP.

By:	/s/ Scott Wolf
Name: Scott Wolf
Title: Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott Wolf	Chairman and Chief Executive Officer and Secretary	January 19, 2023
Scott Wolf	(Principal Executive Officer)

*	Chief Financial Officer, Treasurer, Secretary and Director (Principal Financial Officer)	January 19, 2023
Daniel Sullivan	Principal Accounting and Financial Officer

*	Director	January 19, 2023
Kevin Lowdermilk

*	Director	January 19, 2023
Frank Ciufo

*	Director	January 19, 2023
George McNellage

*	Director	January 19, 2023
Scott Metzger

*By:	/s/ Scott Wolf
Scott Wolf
Attorney-in-fact